Johnson Electric Holdings Limited

JOHNSON ELECTRIC
innovating motion

(Incorporated in Bermuda with limited liability)
Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, New Territories, Hong Kong
Main: (852) 2663 6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com


06016203

By Airmail

17th August 2006

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Re: Johnson Electric Holdings Limited
File No.: 82-2416

Dear Sirs,

We are pleased to enclose the following documents submitted to you in order to maintain the exemption, pursuant to Rule 12g3-2(B), under the Securities Exchange Act of 1934.

1. Announcements dated 18th August 2005, 26th August 2005, 7th September 2005, 14th September 2005, 29th September 2005, 3rd October 2005, 17th October 2005, 7th November 2005, 9th November 2005, 17th November 2005, 2nd December 2005, 5th December 2005, 1st February 2006, 12th February 2006, 31st March 2006, 11th April 2006, 27th April 2006, 5th June 2006, 26th June 2006 & 20th July 2006.

2. Interim Report 2005

3. Circular dated 29th September 2005

4. Circular dated 27th January 2006

5. Annual Report 2006

6. Circular dated 26th June 2006

……./P.2

Please acknowledge receipt of the above by stamping the duplicated copy of this letter and returning to us in the enclosed self-addressed envelope.

Thank you for your kind assistance.

Yours sincerely,



Susan Yip
Company Secretary

Encl.


JOHNSON
ELECTRIC
innovating motion

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

DISCLOSEABLE TRANSACTION

Johnson Electric Holdings Limited ("the Company") announces that on 18th August 2005 the Company and certain of its wholly-owned subsidiaries, entered into a definitive merger agreement to acquire Parlex Corporation ("Parlex"), a company organised under the laws of Massachusetts, U.S.A., and listed on The NASDAQ Stock Market, from all the shareholders of Parlex.

Under the definitive merger agreement, the Company will acquire all of the issued and outstanding common stock of Parlex in a cash merger for US$6.75 per share or US$43.8 million. The total consideration for the Acquisition is US$74.6 million, assuming the redemption of Parlex's convertible preferred stock and including the assumption of its convertible and non-convertible net debt of approximately US$27.5 million. The Acquisition is subject to Parlex shareholders' approval and other customary closing conditions.

The Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing further information on the acquisition will be sent to shareholders as soon as practicable.

THE MERGER AGREEMENT

Johnson Electric Holdings Limited ("the Company") is pleased to announce that on 18th August 2005, the Company and certain of its wholly-owned subsidiaries, entered into a definitive merger agreement to acquire Parlex Corporation ("Parlex"), a company organised under the laws of Massachusetts, U.S.A. and listed on The NASDAQ Stock Market.

Under the agreement, the Company will acquire all of the issued and outstanding common stock of Parlex for US$6.75 per share in cash. Separately, Parlex has also announced that it has entered into an agreement to divest certain assets of its loss-making multilayer flexible circuit ("Multilayer") operation to a division of Amphenol Corporation.

Completion of the Acquisition is subject to certain conditions, including approval by Parlex shareholders, and certain customary closing conditions. Completion is presently expected to take place during the fourth quarter of 2005.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Parlex is independent of the Company and its connected persons (as defined in the Listing Rules).

THE CONSIDERATION

The cash consideration for the common stock of Parlex amounts to US$43.8 million. In addition, the Company will redeem the outstanding preferred stock at its aggregate par value of $3.25 million. The total cash consideration is due on completion and is expected to be financed from Johnson Electric Group's internal cash reserves. In addition, the Johnson Electric Group will assume Parlex's existing net debt of US$27.5 million, which includes approximately US$8 million of debt obligations associated with a lease on a property where the Multilayer operation is presently located.

The consideration was agreed between the parties after arm's length negotiations, taking into account a due diligence process undertaken by the Company and its advisors. Many factors were taken into account including the cash flow and earnings of the business of Parlex to be acquired and an assessment of its future growth potential. The Directors consider that the terms of the Acquisition are fair and reasonable and the Acquisition is in the interests of the Company and the shareholders as a whole.

INFORMATION ON PARLEX

Parlex is a global provider of flexible interconnect solutions to a wide range of end-market applications, including automotive components, home appliances, telecommunications, computers and business equipment, medical devices, and electronic identification. Its product offerings include flexible circuits, polymer thick-film circuits, flexible interconnect hybrid circuits, laminated cable, and flexible interconnect assemblies. Its primary manufacturing facilities are in the People's Republic of China, the USA, and the United Kingdom.

Prior to adjustment for the unprofitable Multilayer operation that is in the process of being divested, the unaudited revenue and loss before tax and minority interests of Parlex for the nine months ended 31st March 2005 were approximately US$91 million and US$4 million, respectively. For the twelve months ended 30th June 2004, the audited revenue and loss before tax and minority interests were US$96 million and US$8 million, respectively. And for the twelve months ended 30th June 2003, the audited revenue and loss before tax and minority interests were US$83 million and US$13 million, respectively. As at 31st March 2005, prior to adjustment for the unprofitable Multilayer operation, Parlex had unaudited stockholders' equity of approximately US$45 million.

The Company understands that under applicable U.S. Securities and Exchange Commission disclosure rules Parlex is presently unable to report historical financial information on the business excluding the Multilayer operations. Parlex is presently scheduled to report its audited consolidated results for the twelve months ended 30th June 2005 before 30th September 2005. To the extent that Parlex discloses additional information regarding the historical financial performance of the business excluding the loss-making Multilayer operation, the Company intends to provide its shareholders with such information pursuant to the Listing Rules as soon as is practicable.

REASONS FOR THE ACQUISITION

The Company is among the world's leading producers of micro motors and integrated motor systems serving automotive and commercial customers worldwide. The Company considers the Acquisition of Parlex to be consistent with its strategy of strengthening its capabilities in electronics and investing in businesses adjacent to its core motor systems operations that offer above average growth prospects.

Among the factors that the Company considers relevant in its Acquisition of Parlex are:

- Electronics are becoming an increasingly important factor in many of the Johnson Electric Group's end-user markets and in the range of motor systems it supplies. The Johnson Electric Group intends to utilize Parlex's expertise in interconnection technology and electronics assembly capabilities in the development of its own motor systems business.
- A significant proportion of Parlex's existing revenues are derived from customers that are also customers of the Johnson Electric Group. The acquisition therefore presents an opportunity to provide customers with new "motion" system product solutions that draw on the expertise and technology of the combined businesses.
- Johnson Electric Group expects to be able to assist Parlex in extending its market penetration in customer segments where the Johnson Electric Group has a strong existing presence, including automotive components, home appliances, and business equipment.

GENERAL

The Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing further information on the Acquisition will be sent to shareholders as soon as practicable.

DEFINITIONS

"Acquisition"	the acquisition of all the issued and outstanding shares of Parlex Corporation by the Company through its wholly-owned subsidiaries
"Company"	Johnson Electric Holdings Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on The Stock Exchange of Hong Kong Limited
"Directors"	the directors of the Company
"Johnson Electric Group"	the Company and its subsidiaries
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Multilayer"	the multilayer flexible printed circuit board operations of Parlex Corporation. In a separate transaction, Parlex has agreed to divest certain assets of the multilayer operation to Amphenol Corporation
"Parlex"	Parlex Corporation, a company organised in Massachusetts, U.S.A. and whose shares are listed on The NASDAQ Stock Market

By Order of the Board
Patrick Wang Shui Chung
Chairman and Chief Executive

Hong Kong, 18th August 2005

As at the date of this announcement, the Board of Directors comprises Patrick Wang Shui Chung, Winnie Wang Wing Yee, Richard Wang Li-Chung being the Executive Directors, and Wang Koo Yik Chun, Peter Wang Kin Chung being Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Oscar De Paula Bernardes Neto, Michael John Enright, and Laura May-Lung Cha being Independent Non-Executive Directors.

JOHNSON ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

Gatebrook Limited

(Incorporated in Cyprus with limited liability)

MAJOR TRANSACTION
Public Tender Offer
for the entire issued share capital
(other than Treasury Shares)
of Saia-Burgess Electronics Holding AG
and
Disclosure pursuant to Rule 13.18 of the Listing Rules

Financial Adviser to Johnson Electric Holdings Limited



corporate and investment banking

The Board is pleased to announce that the Company has on 26 August 2005 agreed with Saia-Burgess to make a public tender offer through Gatebrook, an indirect wholly-owned subsidiary of the Company, to acquire the entire issued share capital (other than Treasury Shares) of Saia-Burgess at a consideration of CHF 1,060 (approximately U.S.$ 848) net in cash for each Saia-Burgess Share. The Offer is expected to be launched on 27 August 2005. The Offer Price will be adjusted for the gross amount of any dilution effects.

The Offer will be made in accordance with, and consistent with, Swiss takeover laws and regulations.

As at the date of this announcement, the Company is not a beneficial owner of any Saia-Burgess Shares.

The board of directors of Saia-Burgess has unanimously resolved, at its meeting of 25 August 2005, to issue a public statement recommending to the shareholders of Saia-Burgess that they (a) accept the Offer with respect to all of their Saia-Burgess Shares and (b) withdraw from the Sumida Offer if any shareholder has already tendered its Saia-Burgess Shares to the Sumida Offer, in each case subject to the announcement or pre-announcement of a Superior Offer.

The Company will publish the Offer Document in two newspapers in Switzerland setting out the terms and other details of the Offer (which are contained in this announcement) within one day of publication of this announcement. The Offer Document will not be published in Hong Kong.

Ms. Wang Koo Yik Chun is a beneficiary of various family discretionary trusts which in aggregate are directly or indirectly interested in 58.13% of the issued share capital in the Company. The Offer constitutes a major transaction of the Company under the Listing Rules and was approved in writing on 24 August 2005 by a closely allied group of shareholders as defined in Rule 14.45 of the Listing Rules who together hold 2,132,210,800 Shares, representing 58.13% of the issued share capital of the Company, as required by the Listing Rules.

Pursuant to Rule 13.18 of the Listing Rules, the Board announces that the Company as borrower entered into a bridge loan agreement with various parties, including Citibank, N.A. Hong Kong Branch as lender, in respect of a bridge loan facility of up to CHF 700 million (approximately U.S.$ 560 million) on 25 August 2005. The purpose of the facility is to finance the Offer and/or the stamp duty payable on the acquisition of Saia-Burgess Shares. Under the Loan Agreement, the loans, if any, may become due and payable on demand, if the various family discretionary trusts which in aggregate are directly or indirectly interested in 58.13% of the issued share capital of the Company, ceases to beneficially own, either directly or indirectly, at least 50.1% of the issued share capital, or ceases to have management control, of the Company.

The Offer is subject to conditions described below and, accordingly, the Offer may lapse if the conditions do not become satisfied or waived. The Saia-Burgess Shareholders, shareholders of the Company and investors of the Company and Saia-Burgess should exercise caution when dealing in the Shares and the Saia-Burgess Shares.

Application has been made with the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules requiring despatch of a circular to the shareholders of the Company within 21 days after publication of this announcement because financial information required to comply with Rules 14.67(4)(a)(i) and (ii) of the Listing Rules is unavailable due to the status of Saia-Burgess as a listed company on the SWX Swiss Exchange and the Company not being able to begin preparation of the financial information in respect of the Company and Saia Burgess for each of the financial years ended 31 March 2003, 2004 and 2005 and the six months ending 30 September 2005 so as to comply with Rules 14.67(4)(a)(i) and (ii) of the Listing Rules until after closing of the Offer (which is expected to take place on or about 20 October 2005). On this basis, it is expected that a circular containing, among other things, details of the Offer will be dispatched to the shareholders of the Company by 31 January 2006.

INTRODUCTION

The Board is pleased to announce that the Company has on 26 August 2005 agreed with Saia-Burgess to make a public tender offer through Gatebrook, an indirect wholly-owned subsidiary of the Company, to acquire the entire issued share capital (other than Treasury Shares) of Saia-Burgess at a consideration of CHF 1,060 (approximately U.S.$ 848) net in cash for each Saia-Burgess Share. The Offer is expected to be launched on 27 August 2005.

THE OFFER

The Company, through Gatebrook, will make the Offer for all issued shares of Saia-Burgess with a nominal value of CHF 50 (approximately U.S.$ 40) each, including all Saia-Burgess Shares issued until the end of the Additional Acceptance Period utilizing the existing conditional share capital. For the avoidance of doubt, the Offer is not extended to Treasury Shares. There are no restrictions on subsequent disposal of the Saia-Burgess Shares.

Accordingly, the Offer is for a maximum of 656,500 Saia-Burgess Shares, as set out below:

Saia-Burgess Shares issued as of 25 August 2005	615,950
Maximum number of Saia-Burgess Shares that could be issued until the end of the Additional Acceptance Period utilizing the conditional share capital	40,550
Maximum number of Saia-Burgess Shares to which the Offer pertains	656,500

As at the date of this announcement, the Company is not a beneficial owner of any Saia-Burgess Shares.

Consideration of the Offer

Gatebrook offers CHF 1,060 (approximately U.S.$ 848) net in cash for each Saia-Burgess Share.

The Offer Price will be adjusted for the gross amount of any dilution effects (e.g., dividend payments, capital increases with an issuance price per share below the stock market price, and repayments of capital) for each Saia-Burgess Share to the extent that these dilution effects occur until settlement of the Offer. Gatebrook is not aware that any such dilution effects have occurred by 25 August 2005. For the avoidance of doubt, the Offer Price will not be adjusted for the dilution effect occurring as a result of the issue of up to 27,750 Saia-Burgess Shares upon exercise of the option rights issued to members of the management or board of Saia-Burgess under existing option plans. These 27,750 Saia-Burgess Shares are included in the maximum number of Saia-Burgess Shares that could be issued until the end of the Additional Acceptance Period utilizing conditional share capital set out in the above table. No options have been issued with respect to the remaining conditional capital.

The Offer Price represents a premium of approximately:

- 11.58% compared to the offer price of the Sumida Offer, amounting to CHF 950 (approximately U.S.$ 760) per Saia-Burgess Share only;
- 41.3% compared to the average of the opening prices of the Saia-Burgess Shares on the SWX Swiss Exchange during the 30 trading days prior to 30 June 2005, the period during which Sumida published the pre-announcement of its tender offer to all shareholders of Saia-Burgess; and
- 7.6% compared to the closing share price of Saia-Burgess on 25 August 2005.

The following sets out the historical prices of the Saia-Burgess Shares on the SWX Swiss Exchange:

	2002	2003	2004	2005[(1)]
	(CHF)			
High	520	472	733	990
Low	330	220	462	627.50

Source: Bloomberg

Note:

(1) 1 January 2005 until 25 August 2005.

The Offer Price has been determined after arm's length negotiations between the Company and Saia-Burgess. Various factors were taken into consideration including, but not limited to, the historical financial performance of Saia-Burgess, the competitive position of Saia-Burgess in the industry and an independent fairness opinion from an investment bank advising the board of directors of Saia-Burgess. The Directors consider that the Offer Price and the terms and conditions of the Offer are fair and reasonable and the Offer is in the interest of the shareholders of the Company as a whole.

As at the date of this announcement, there are a total of 615,950 Saia-Burgess Shares in issue (other than 527 Treasury Shares). On the basis of CHF 985 (approximately U.S.$ 788) per Saia-Burgess Share, the closing price of Saia-Burgess Shares on the SWX Swiss Exchange on 25 August 2005, the entire issued share capital (other than Treasury Shares) of Saia-Burgess is valued at approximately CHF 606.7 million (approximately U.S.$ 485.4 million) as at the date of this announcement.

Conditions of the Offer

The Offer is subject to the fulfillment of the following Conditions:

(a) *Gatebrook shall have received, until the end of the Offer Period, valid acceptances for Saia-Burgess Shares representing, when* combined with the Saia-Burgess Shares that Gatebrook and the Company may hold at the end of the Offer Period, 328,251 shares (i.e., 50% of all Saia-Burgess Shares on a fully diluted basis plus one share);

(b) All waiting periods applicable to the acquisition of Saia-Burgess by Gatebrook shall have expired or been terminated and all competent merger control authorities shall have approved or granted clearance of the acquisition of Saia-Burgess by Gatebrook without them or their group companies being required to meet any condition or requirement that has, or is likely to have, a Material Adverse Effect on them;

(c) A shareholders' meeting of Saia-Burgess shall have resolved to remove the provisions in the articles of incorporation limiting the *voting rights of each shareholder to 5% of the issued voting rights (irrespective of the number of shares such shareholder hold), i.e.,* to abolish the 2nd and 3rd sentence of Article 4(2), Article 4(3) in its entirety, the words (as translated into English) "the provisions relating to the participation limits or" and "paragraph 2" in Article 4(6), and the words "the provisions relating to the participation limits or" in Article 4(8);

(d) The amendments of the articles of incorporation of Saia-Burgess pursuant to the preceding Condition (c) shall have been duly entered into the commercial register;

(e) Two persons designated by Gatebrook shall have been validly elected by the meeting of the shareholders of Saia-Burgess as members of the board of directors of Saia-Burgess, subject only to the Offer becoming unconditional in all respects;

(f) The board of directors of Saia-Burgess shall have resolved to register Gatebrook as a shareholder with voting rights with respect to all Saia-Burgess Shares that Gatebrook may acquire as a result of the Offer or otherwise, subject only to the Offer becoming unconditional in all respects;

(g) No competent court or governmental body shall have issued a decision or an order preventing the consummation of the Offer;

(h) Until the end of the Offer Period, no matters or events shall have occurred, and no matters or events shall have been disclosed by Saia-Burgess, which, in the opinion of an independent, internationally recognized accounting firm or investment bank appointed by Gatebrook upon consultation of the board of directors of Saia-Burgess, constitute a Material Adverse Effect;

(i) A shareholders' meeting of Saia-Burgess shall not have approved a merger or demerger in an amount CHF 44.4 million (approximately U.S.$ 35.5 million) or more, or an ordinary, authorized or conditional increase of the share capital of Saia-Burgess (this clause is designed to limit certain tactics that may be used by Saia-Burgess to prevent a merger); and

(j) The shareholders of the Company shall have approved the Offer in such manner as may be required by the Listing Rules.

The above Conditions are conditions precedent within the meaning of Article 13(1) of the Swiss Takeover Ordinance.

After the end of the (possibly extended) Offer Period, Conditions (b), (c), (d), (e), (f), (g), (i) and (j) above shall be conditions subsequent within the meaning of Article 13(4) of the Swiss Takeover Ordinance, provided that:

- Conditions (c), (e) and (i) shall only constitute conditions subsequent until the end of an extraordinary shareholders' meeting of Saia-Burgess convened to satisfy Conditions (c) and (e);
- Condition (f) shall only constitute a condition subsequent until the board of directors of Saia-Burgess has taken the resolution *required to satisfy Condition (f); and*
- Condition (j) shall only constitute a condition subsequent until the end of an extraordinary shareholders' meeting of the Company convened to satisfy condition (j), if required by the Listing Rules.

Gatebrook reserves the right to waive, in whole or in part, Conditions (a) to (j). Please refer to the section entitled "Major Transaction" for a discussion of the written shareholders' approval obtained from a closely allied group of shareholders of the Company.

If Conditions (a) to (j) are not fulfilled, or waived by Gatebrook, on or by the end of the Offer Period, Gatebrook has the right to:

- declare the Offer as being successful, whereas Gatebrook is entitled to postpone the settlement of the Offer by no more than four months following the end of the Additional Acceptance Period (or such longer period as may be approved by the Swiss Takeover Board), whereby the Offer lapses if the Conditions (b), (c), (d), (e), (f), (g), (i) and (j) are not fulfilled, or waived by Gatebrook, after these additional four months (or such longer period as may be approved by the Swiss Takeover Board); or
- *withdraw its Offer and declare it as having failed.*

The Offer is subject to conditions described above and, accordingly, the Offer may lapse if the conditions do not become satisfied or waived. The Saia-Burgess Shareholders, shareholders of the Company and investors of the Company and Saia-Burgess should *exercise caution when dealing in Shares and Saia-Burgess Shares.*

OTHER TERMS OF THE OFFER

Offer timetable

The following sets forth the indicative timetable for the Offer:

Cooling-off period[(1)]	27 August until 11 September 2005
Start of the Offer Period	12 September 2005
End of the Offer Period	23 September 2005, 16:00 hours Switzerland time (10:00 Hong Kong time)
Publication of the definitive *interim result*	29 September 2005
Start of the Additional Acceptance Period[(2)]	29 September 2005
End of the Additional Acceptance Period[(2)]	12 October 2005, 16:00 *hours Switzerland time (10:00* Hong Kong time)
Publication of definitive result	18 October 2005
Settlement Date/Payment of the Offer Price[(2)]	20 October 2005

Notes:

(1) The Offer may only be accepted by the Saia-Burgess Shareholders following a waiting period of 10 trading days at the SWX Swiss Exchange. During this waiting period the Swiss Takeover Board will review the Offer Document and *publish a recommendation* as to the compliance of the Offer with Swiss law.

(2) Gatebrook reserves the right to extend the Offer Period up to a total of 40 trading days in which case the start of the Additional Acceptance Period and the subsequent dates will be postponed accordingly. An extension of the Offer Period beyond 40 trading days may occur only with the consent of the Swiss Takeover Board.

Source of funding and disclosure pursuant to Rule 13.18 of the Listing Rules

The Company shall finance the Offer by using its own funds and by drawing down the loan facility made available to it by banks for this Offer as described below.

On 25 August 2005, the Company as borrower entered into a bridge loan agreement with various parties, including Citibank, N.A. Hong Kong Branch as lender, in respect of a bridge loan facility of up to CHF 700 million (approximately U.S.$ 560 million). Under the terms of the Loan Agreement, the loans, if any made to the Company pursuant to the Loan Agreement, shall be repaid in full six months after the date of the Offer Document (or if earlier the public announcement of the Offer) and may be extended for a further six months at the option of the Company subject to certain conditions being fulfilled. The purpose of the facility is, among others, to finance the Offer and/or the stamp duty payable on the acquisition of Saia-Burgess Shares. The Directors consider that the terms of the Loan Agreement are fair and reasonable having regard to the scale of the Offer.

Under the Loan Agreement, it will be an event of default, among others, if the various family discretionary trusts which in aggregate are directly or indirectly interested in 58.13% of the issued share capital of the Company, ceases to beneficially own, either directly or *indirectly, at least 50.1% of the issued share capital of, and equity interest in, the Company free from any security interest or ceases to* have management control over the Company. If any of the above events occurs, the loans, if any made pursuant to the Loan Agreement, may become due and payable on demand.

Ms. Wang Koo Yik Chun is a beneficiary of various family discretionary trusts which in aggregate are directly or indirectly interested in 58.13% of the issued share capital in the Company. The Offer constitutes a major transaction of the Company under the Listing Rules and was approved in writing on 24 August 2005 by a closely allied group of shareholders as defined in Rule 14.45 of the Listing Rules who together hold 2,132,210,800 Shares, representing 58.13% of the issued share capital of the Company, as required by the Listing Rules.

Review by auditors under Swiss law

Under Swiss law, auditors recognized by the Swiss supervisory authority to review public takeover offers must review the offer documents and provide an opinion on such takeover offer documents. Gatebrook expects to receive the requisite opinions from auditors needed to proceed with the Offer. The opinions Gatebrook expects to receive will provide that, in the opinion of the auditors,

- the Offer Document complies with the Swiss Stock Exchange Act and its ordinances;
- the Offer Document is complete and accurate;
- *the requirement for equal treatment of the offer recipients has been complied with (which provides that all shareholders must be* treated equally);
- the provisions regarding the minimum price have been adhered to; and
- the financing of the Offer is secured and the necessary funds will be available on the closing date.

Governing Law of the Offer

The Offer, and all rights and obligations arising under or in connection with the Offer, shall be governed by Swiss law. Exclusive place of jurisdiction for all disputes arising out of or in connection with this Offer is Zurich 1.

REASONS FOR AND BENEFITS OF THE OFFER

The Company, the ultimate parent company of Gatebrook, is one of the world's largest providers of micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. It has expanded over the years through a combination of organic growth and acquisitions.

Saia-Burgess will enable the combined group to provide a more complete range of electric motors as well as a broader portfolio of electronic and electrical components. Saia-Burgess is a market leader in stepper motor technology, a differentiated niche product used for high precision positioning applications and also manufactures solenoids, switches, sensors and controllers that are used in automotive and industrial applications. An enlarged product portfolio gives the joint group opportunities to combine individual components to provide more value-added systems solutions.

Saia-Burgess' excellent customer relationships in Europe and the Company's strong position in Asia and the United States together with the enhanced product-range will provide the combined group with numerous cross-selling opportunities among customers and geographic regions. Additionally, the enlarged expertise in research, development and production and expected benefits from economies of scale in joint purchasing, raw materials procurement, and other areas should be mutually beneficial.

UNDERTAKINGS AND COVENANTS BETWEEN THE COMPANY AND SAIA-BURGESS IN CONNECTION WITH THE OFFER

On 26 August 2005, Saia-Burgess and the Company executed the Transaction Agreement, having the following principal terms and conditions:

Undertakings of the Company

In the Transaction Agreement, the Company has agreed to:

- launch, through Gatebrook, the Offer to all shareholders of Saia-Burgess consistent with Swiss takeover laws and regulations, and to consult with Saia-Burgess and its advisors and consultants sufficiently in advance of any material changes that it intends to make to the Offer;
- make all notifications and filings and take all actions which are necessary to procure the fulfillment of Conditions (b) and (j) to the *Offer as soon as reasonably possible and to use its reasonable endeavours to procure the fulfillment of the condition as soon as* practicable; and
- keep the board of directors of Saia-Burgess regularly informed on the status of the Offer and its progress towards satisfaction of Conditions (b) and (j):

Support of the Offer by Saia-Burgess

In the Transaction Agreement, provided that no Superior Offer is announced or pre-announced prior to the close of the Offer or the termination of the Transaction Agreement, Saia-Burgess has agreed to:

- issue a public statement to its shareholders concerning the Offer in accordance with Article 29(1) of the Swiss Stock Exchange Act within three trading days following the publication of the Offer Document;
- subject to applicable laws and regulations, publicly support the Offer and refrain from any acts and public statements that could adversely affect the Offer;
- not support any public offer submitted by a third party for Saia-Burgess Shares which competes with the Offer; and
- not solicit or negotiate any offer or proposal from a third party relating to the acquisition of the Saia-Burgess group, its assets or business, provided, however, that the board of directors of Saia-Burgess shall be authorized to discuss and negotiate with any third party that has expressed in writing an unsolicited intention to announce a Superior Offer in circumstances where the board of directors of Saia-Burgess believes in good faith, after having consulted with its advisors, that such third party has the capability, the financial means and the intention of making and consummating a Superior Offer.

Additional Covenants of Saia-Burgess

In the Transaction Agreement, Saia-Burgess additionally has agreed:

- to postpone the extraordinary meeting of the shareholders convened for 30 August 2005 until the end of the Offer Period, i.e., until such time as the Offer has been declared as successful (subject to the conditions subsequent being satisfied) or having failed, with the additional agenda items as may be required to satisfy the Conditions;
- to procure that the Saia-Burgess group continue to operate its business as a going concern, in the ordinary course of business and *consistent with prior practice and the currently existing business plan;*

- not to take any action which is inconsistent with the neutrality obligations of a target company in connection with a bid pursuant to Article 29(2) Swiss Stock Exchange Act or Articles 34 to 36 of the Swiss Takeover Ordinance;
- not acquire any Saia-Burgess Shares, or enter into any derivative transaction in relation to the Saia-Burgess Shares;
- not to change or amend the terms and conditions of any of the existing share option plans, or establish any new share option plan, with respect to Saia-Burgess Shares; and
- to pay to the Company an amount of CHF 2 million (approximately U.S.$ 1.6 million) as partial reimbursement of the costs that the Company and Gatebrook have incurred or will incur for making the Offer if the Offer has been declared as successful and provides for the highest offer price at the end of the Offer Period but does not become unconditional because: (a) Condition (c) is not satisfied because a majority of the voting rights represented at the extraordinary shareholders meeting of Saia-Burgess reject the changes to the articles of incorporation required to satisfy this condition in circumstances where such amendments would have been approved by the shareholders but for a shareholder which is entitled to vote with more than 5% of the voting rights voting against such amendments; or (b) Condition (d) is not satisfied on or by the end of the fourth month (or such longer period as may be approved by the Swiss Takeover Board) following the end of the Additional Acceptance Period period of the Offer in circumstances where the condition set out in Condition (c) has been satisfied.

Protection of Directors and Group Management

Provided that the Offer is successful and becomes unconditional, the Company agrees, subject to applicable law, to discharge, and to procure that all members of the Saia-Burgess group discharge the directors of each company of Saia-Burgess, and the group managers of Saia-Burgess from any liabilities, provided that the foregoing shall not apply in connection with any willful or grossly negligent acts or omissions of a director or group manager, as the case may be. This clause provides the directors with protection from liability claims for past acts, if any, by the Company if the Offer is successful.

Termination of the Transaction Agreement

The Transaction Agreement may be terminated by giving notice in writing to the other party:

- by each party if the Company publicly declares that the Offer has failed or otherwise withdraws the Offer (where legally permitted);
- by each party if the other party breaches its obligations under the Transaction Agreement in a material manner;
- by each party if a competing offer to the Offer has an acceptance rate of 50% or more of all voting rights and is declared successful by the competing bidder;
- by each party upon the announcement or pre-announcement of a Superior Offer unless the Company agrees in writing, within 3 trading days, (i) to improve the terms and conditions of the Offer in a manner that the competing offer no longer constitutes a Superior Offer and (ii) publicly announce by way of press release or otherwise such improvement on the third trading day following the announcement or pre-announcement of the Superior Offer.

Governing Law of the Transaction Agreement

The Transaction Agreement is governed by Swiss law.

INFORMATION ON SAIA-BURGESS

Saia-Burgess is a Swiss corporation having its registered seat in Murten, Switzerland. The share capital of Saia-Burgess currently amounts to CHF 30,797,500, divided into 615,950 registered shares, with a nominal value of CHF 50 each. The share capital is fully paid-in. The Saia-Burgess Shares are listed at the SWX Swiss Exchange.

Saia-Burgess has its own production facilities and sales network in Europe, North America, Africa and Asia. The Saia-Burgess group focuses on strong growth segments in the automotive and industrial areas and on infrastructure automation. The product emphasis is on the development and production of switches, actuators, electronic products and electronic controllers. In the financial year ended 31 December 2004, Saia-Burgess achieved sales of CHF 568.4 million.

Based on the annual reports of Saia-Burgess for the years ended 31 December 2004 and 2003, the net profits of Saia-Burgess for the years ended 2004 and 2003 were CHF 26.3 million (approximately U.S.$ 21.0 million) and CHF 20.8 million (approximately U.S.$ 16.6 million), respectively, net profits before taxation and extraordinary items were CHF 41.1 million (approximately U.S.$ 32.9 million) and CHF 32.3 million (approximately U.S.$ 25.8 million), respectively, and net asset value was CHF 182.0 million (approximately U.S.$ 145.6 million) and CHF 159.2 million (approximately U.S.$ 127.4 million), respectively. Based on the unaudited interim report of Saia-Burgess for the six months ended 30 June 2005, net profit was CHF 17.8 million (approximately U.S.$ 14.2 million), profit before taxation and extraordinary items was CHF 23.4 million (approximately U.S.$ 18.7 million) and net asset value was CHF 172.3 million (approximately U.S.$ 137.8 million). The consideration per share is 3.57 times the net asset value per share as of 31 December 2004, 24.59 times the basic earnings per share and 24.86 times the diluted earnings per share for the year ended 31 December 2004.

INFORMATION ON THE COMPANY

The Company is one of the world's largest providers of micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio visual and personal care sectors. The group is headquartered in Hong Kong, employs over 32,000 people in 14 countries worldwide and achieved turnover of U.S.$ 1,144 million in the financial year ended 31 March 2005.

The Company was established in 1959 by the late Mr. Wang Seng Liang and the Company pioneered local manufacturing of high quality micromotors in Hong Kong. The rapid expansion of Hong Kong's motorized toy industry during the early 1960's enabled the Company to benefit from economies of scale and to build expertise in low cost, high quality DC micromotors and AC motors. In 1982, the Company moved manufacturing operations to Shajing, China. The Company has since expanded considerably and currently employs over 32,000 people in 14 countries, with the majority of the workforce engaged in production activities in China. Design engineering centers are located in Hong Kong, Italy, China, Japan, Israel and the United States.

In 1984, the Company was listed on the Hong Kong Stock Exchange and is a constituent stock of the Hang Seng Index. It is also a constituent stock of the Morgan Stanley Capital International Index and has a sponsored American Depositary Receipt Program in the United States.

The organization is structured into three business groups, the Commercial Motors Group, the Automotive Motors Group and the Components & Services Group.

- The Commercial Motors Group has four business units focused on specific market segments, namely, power tools, business equipment and personal products, home appliances and audio visual.
- The Automotive Motor Group has five business units focused to support the major automotive segments of body instrumentation, powertrain management, chassis braking, body climate and powertrain cooling.
- The Component & Services Group is focused on producing plastic and metal parts, toolings and production equipment for motors.

All business groups are supported by corporate functional departments including engineering, finance, supply chain services, quality assurance, human resources, sales and strategic marketing.

The Company's goal is the creation of shareholder and customer value. The focus of the Company's group business strategy is on working with its customers to produce motors that meet or exceed the expectations of product end-users in an efficient and effective manner. The Company has invested over 40 years in developing motor expertise, broadening its product range and building a world-class global company.

The Company's principal financial objective is to maximize long-term cash flows by investing in markets and product segments that offer superior growth prospects and where the Company's group can leverage its substantial resources and competencies.

THE COMPANY'S INTENTION IN RELATION TO SAIA-BURGESS

The Company intends to work with Saia-Burgess as a strategic partner and to retain its entire current management team and supplement Saia-Burgess's board by two additional members. The Company fully supports Saia-Burgess's current strategy and business plan and intends to develop, together with Saia-Burgess, a joint strategy to leverage each other's product portfolio and customer base.

Gatebrook reserves the right to delist the Saia-Burgess Shares from the SWX Swiss Exchange following completion of the Offer, and to request the cancellation of the remaining Saia-Burgess Shares in accordance with the squeeze-out provisions of Article 33 of the Swiss Stock Exchange Act if 98% or more of the Saia-Burgess Shares are acquired by Gatebrook. Upon cancellation of the remaining Saia-Burgess Shares, if any, Saia-Burgess Shares are reissued to Gatebrook against payment of the Offer Price and the shareholders whose Saia-Burgess Shares were cancelled, have a claim against Saia-Burgess for the Offer Price. Should Gatebrook acquire less than 98% but 90% or more of the voting rights of Saia-Burgess, Gatebrook reserves the right to merge Saia-Burgess with a company controlled by Gatebrook whereby the remaining Saia-Burgess minority shareholders would receive a compensation other than ownership interests in the surviving entity (presumably a compensation in cash). The value of such other compensation will depend, among other things, on the timing of the merger and may not necessarily be equal to the Offer Price.

STAMP DUTY

The sale of Saia-Burgess Shares deposited with banks in Switzerland and tendered during the Offer Period or the Additional Acceptance Period is settled free of fees and charges to the shareholder. The Company will bear the Swiss stamp duty and the SWX Swiss Exchange's fee imposed on the sale, which amounts to no more than 0.15% of the Offer Price.

INFORMATION ON AN EXISTING COMPETING OFFER FOR SAIA-BURGESS

On 30 June 2005, a wholly-owned subsidiary of Sumida announced its intention to launch a tender offer for all outstanding shares of Saia-Burgess. Sumida disclosed a 24.5% shareholding in Saia-Burgess as at 1 July 2005. Sumida subsequently announced that it had increased its shareholding to 26.12% of all issued Saia-Burgess Shares, and acquired options for the purchase of a further 3.26% of the issued shares. On 22 July 2005, Sumida Holding Germany GmbH published its tender offer for all remaining Saia-Burgess Shares at a price of CHF 950 (approximately U.S.$ 760) per share. The board of directors of Saia-Burgess rejected the Sumida Offer. Sumida's offer period commenced on 8 August 2005 and was expected to end on 2 September 2005. On 11 August 2005 the board of directors of Saia-Burgess published an independent fairness opinion and reiterated its recommendation that the shareholders of Saia-Burgess reject the Sumida Offer based on an independent fairness opinion that the Sumida Offer was too low and commercial reasons.

MAJOR TRANSACTION

Ms. Wang Koo Yik Chun is a beneficiary of various family discretionary trusts which in aggregate are directly or indirectly interested in 58.13% of the issued share capital in the Company. The Offer constitutes a major transaction of the Company under the Listing Rules and was approved in writing on 24 August 2005 by a closely allied group of shareholders as defined in Rule 14.45 of the Listing Rules, who together hold 2,132,210,800 Shares, representing 58.13% of the issued share capital of the Company, as required by the Listing Rules. No shareholder of the Company is required to abstain from voting if the Company were to convene a general meeting for the approval of the Offer. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Saia-Burgess and the controlling shareholders of Saia-Burgess are third parties independent of the Company and connected persons (as defined under the Listing Rules) of the Company. The Company and Saia-Burgess do not have any common director.

DESPATCH OF OFFER DOCUMENT AND CIRCULAR

The Company will publish the Offer Document in two newspapers in Switzerland setting out the terms and other details of the Offer within one day of publication of this announcement. The Offer Document will not be published in Hong Kong.

Application has been made with the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules requiring despatch of a circular to the shareholders of the Company within 21 days after publication of this announcement because financial information required to comply with Rules 14.67(4)(a)(i) and (ii) of the Listing Rules is unavailable due to the status of Saia-Burgess as a listed company on the SWX Swiss Exchange and the Company not being able to begin preparation of the financial information in respect of the Company and Saia-Burgess for each of the financial years ended 31 March 2003, 2004 and 2005 and the six months ending 30 September 2005 so as to comply with Rules 14.67(4)(a)(i) and (ii) of the Listing Rules until after closing of the Offer (which is expected to take place on or about 20 October 2005). On this basis, it is expected that a circular containing, among other things, details of the Offer will be dispatched to the shareholders of the Company by 31 January 2006.

GENERAL

Citigroup has been appointed as the financial adviser to the Company in respect of the Offer.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context otherwise requires:

"Additional Acceptance Period"	an additional acceptance period of ten trading days, if the Offer is successful, for subsequent acceptance of the Offer
"Board"	the board of Directors
"Company"	Johnson Electric Holdings Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on the Stock Exchange
"Condition"	the conditions set out under the section "Conditions to the Offer"
"Directors"	the director(s) of the Company
"EBITA"	earnings before interest, taxes and amortizations
"Gatebrook"	Gatebrook Limited, an indirect, wholly-owned subsidiary of the Company and incorporated with limited liability in Cyprus
"Loan Agreement"	the bridge loan facility agreement entered into by the Company with various parties, including Citibank, N.A., Hong Kong Branch as lender, in respect of a bridge loan facility of up to CHF 700 million (approximately U.S.$ 560 million) on 25 August 2005
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Material Adverse Effect"	any matter or event which, individually or together with other matters or events, causes, or is likely to cause, a reduction of: • EBITA of CHF 4.7 million (equal to 10% of the consolidated EBITA of the Saia-Burgess group in the financial year 2004 as set out in the 2004 annual report of Saia-Burgess) or more; or • the consolidated revenues of CHF 28.4 million (equal to 5% of the consolidated revenues of the Saia-Burgess group in the financial year 2004 as set out in 2004 the annual report of Saia-Burgess) or more; or • the consolidated equity of Saia-Burgess of CHF 17.2 million (equal to 10% of the consolidated equity of Saia-Burgess as at 30 June 2005 as set out in the 2005 interim report of Saia-Burgess) or more
"Offer"	the public tender offer for all the publicly held registered shares of Saia-Burgess
"Offer Document"	the document to be published in Switzerland on or about 27 August 2005 setting out, inter alia, terms, conditions and details of the Offer, where applicable, the composite document to be issued by or on behalf of the Company
"Offer Period"	12 September 2005 to 23 September 2005, 16:00 hours Switzerland (subject to extension)
"Offer Price"	CHF 1,060 (approximately U.S.$ 848) net in cash for each registered share of Saia-Burgess with a nominal value of CHF 50 (approximately U.S.$ 40) each, minus the gross amount of any dilution effects (e.g., dividend payments, capital increases with an issuance price per share below the stock market price, issuance of options, and repayments of capital) for each registered share of Saia-Burgess, to the extent that these dilution effects occur until settlement of the Offer
"Saia-Burgess"	Saia-Burgess Electronics Holding AG, a Swiss corporation having its registered seat in Switzerland
"Saia-Burgess Shares"	publicly-held registered shares of Saia-Burgess with a nominal value of CHF 50 each
"Saia-Burgess Shareholders"	the shareholders of Saia-Burgess
"Shares"	the ordinary shares of the Company which are listed on the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sumida"	Sumida Corporation
"Sumida Offer"	the tender offer published by Sumida on 22 July 2005 for all remaining Saia-Burgess Shares at a price of CHF 950 per share
"Superior Offer"	any public offer from a third party that is on terms and conditions which are, in the aggregate and in the good faith opinion of the board of directors of Saia-Burgess, more favorable to the shareholders of Saia-Burgess than the terms and conditions of the Offer
"Swiss Stock Exchange Act"	Federal Act on Stock Exchanges and Securities Trading of Switzerland
"Swiss Takeover Ordinance"	Ordinance of the Swiss Takeover Board on Public Takeovers of 21 July 1997
"Transaction Agreement"	a transaction agreement executed on 26 August 2005 between Saia-Burgess and the Company
"Treasury Shares"	registered shares of Saia-Burgess with a nominal value of CHF 50 each held by Saia-Burgess and its subsidiaries

By Order of the Board
Johnson Electric Holdings Limited
Patrick Wang Shui Chung
Chairman and Chief Executive

Hong Kong, 26 August 2005

As at the date of this announcement, the board of directors of the Company comprises Patrick Wang Shui Chung, Winnie Wang Wing Yee, Richard Wang Li-Chung being the Executive Directors, and Wang Koo Yik Chun, Peter Wang Kin Chung being Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Oscar De Paula Bernardes Neto, Michael John Enright, and Laura May-Lung Cha being Independent Non-Executive Directors.

Unless otherwise specified, where financial information in this announcement has been converted into U.S. dollars, it has been converted at CHF 1: U.S.$ 0.8, being the exchange rate prevailing on 25 August 2005. Such conversions have been made solely for the convenience of readers and should not be construed as a representation that such amounts have been, could have been or could be converted into U.S. dollars at such rates or any other rates or at all.

Date: 8 SEPTEMBER 2005

Client: JOHNSON ELECTRIC

Publication: SOUTH CHINA MORNING POST
南華早報

Circulation: 92,271


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 0179)

ANNOUNCEMENT
POSTPONEMENT OF DISPATCH OF CIRCULAR

Johnson Electric Holdings Limited has applied to The Stock Exchange of Hong Kong Limited for an extension of the deadline for dispatch of the Circular from 8th September 2005 to 30th September 2005.

Reference is made to the announcement made by Johnson Electric Holdings Limited (the "Company") dated 18th August 2005 (the "Announcement") regarding the discloseable transaction of the Company. Terms used in this announcement shall have the same meanings as defined in the Announcement unless the context requires otherwise.

Pursuant to Rule 14.38 of the Listing Rules, the circular of the Company (the "Circular") regarding the Acquisition should be dispatched to the shareholders of the Company within 21 days after the publication of the Announcement, which is on or before 8th September 2005.

As stated in the Announcement, the Company understands that under applicable U.S. Securities and Exchange Commission disclosure rules Parlex Corporation ("Parlex") is presently unable to report historical financial information on the business excluding the Multilayer operations. Parlex is presently scheduled to report its audited consolidated results for the twelve months ended 30th June 2005 on or before 30th September 2005. The Company plans to provide additional information regarding the historical financial performance of Parlex once this information becomes available and will include this information in its Circular to shareholders as required under Chapter 14 of the Listing Rules. Accordingly, the Company has applied to The Stock Exchange of Hong Kong Limited for a waiver of the normal requirement to publish the Circular to shareholders within 21 days of the Announcement and an extension of the deadline for dispatch of the Circular from 8th September 2005 to 30th September 2005. The Company will dispatch the Circular to shareholders as soon as practicable on or before 30th September 2005 once the information on Parlex is available.

By Order of the Board
Susan Yip Chee Lan
Company Secretary

Hong Kong, 7th September 2005

As at the date of this announcement, the Board of Directors comprises Patrick Wang Shui Chung, Winnie Wang Wing Yee, Richard Wang Li-Chung being the Executive Directors, and Wang Koo Yik Chun, Peter Wang Kin Chung being Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Oscar De Paula Bernardes Neto, Michael John Enright, and Laura May-Lung Cha being Independent Non-Executive Directors.

Johnson Electric Holdings Limited

JOHNSON ELECTRIC
innovating motion

Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, N.T., Hong Kong
Tel: (852) 2663-6688 Fax: (852) 2897-2054
http://www.johnsonelectric.com

For immediate release

Johnson Electric Makes Tender Offer for Saia-Burgess

Hong Kong, 14 September, 2005 - Gatebrook Limited, a wholly owned subsidiary of Johnson Electric Holdings Limited ("Johnson Electric") commences its cash tender offer to acquire all of the outstanding shares of Saia-Burgess as of 15 September 2005. The offer period will end on 28 September 2005, 16:00 hours CEST.

On 29 September 2005, Johnson Electric will publish the provisional result of the offer. If Gatebrook's offer is successful, an additional acceptance period will be available to the shareholders of Saia-Burgess from 3 to 14 October 2005.

Separately, accounting firm KPMG today concluded its independent report regarding the offer prospectus, stating that it was consistent with all regulatory requirements.

Saia-Burgess is the leading supplier of stepper motors, switches, actuators, and electronic controllers to customers within the automotive, industrial and infrastructure automation industry. The company is headquartered in Murten, Switzerland, and employs over 3,700 people worldwide, with engineering and manufacturing locations in Europe, North America, Africa and Asia. In 2004 Saia-Burgess achieved sales of CHF568.4 million (US$447.2M). Saia-Burgess is traded on the SWX Swiss Exchange.

Johnson Electric is one of the world's largest providers of micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. The group is headquartered in Hong Kong, employs over 33,000 people in 15 countries worldwide and achieved a turnover of US$1,144 million in the business year ending 31 March 2005. Johnson Electric is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Sèng Index. For further information please visit: http://www.johnsonelectric.com

For more information in Hong Kong

Peggy Chung, Golin Harris
Tel: + (852) 2501-7903
Mobile: + (852) 8105-8675
Fax: + (852) 2810-4780
Email: peggy.chung@golinharris.com

CT Hew, Golin Harris
Tel: + (852) 2501-7963
Mobile: + (852) 9132-8828
Fax: + (852) 2810-4780
Email: ct.hew@hewassociates.com

For more information in Switzerland

Martin Meier-Pfister, IR Firm
Tel: + (41) 43 244 81 40
Mobile: + (41) 79 200 85 00
Fax: + (41) 43 244 81 45
Email: martin.meier-pfister@irfirm.biz

Johnson Electric Holdings Limited

Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, N.T., Hong Kong
Tel: (852) 2663-6688 Fax: (852) 2897-2054
http://www.johnsonelectric.com

JOHNSON ELECTRIC
innovating motion

For immediate release

Preliminary Interim Results for Johnson Electric's Tender Offer for Saia-Burgess

Hong Kong, 29 September 2005 - Gatebrook Limited, a wholly owned subsidiary of Johnson Electric Holdings Limited ("Johnson Electric"), today announced the preliminary interim results of its Public Tender Offer for all publicly held shares of Saia-Burgess Electronics Holding AG ("Saia-Burgess"). Acceptances corresponding to approximately 78% of the fully diluted share capital were received. The final interim results will be announced on Monday, 3 October 2005.

Saia-Burgess is a leading supplier of stepper motors, switches, actuators, and electronic controllers to customers within the automotive, industrial and infrastructure automation industry. The company is headquartered in Murten, Switzerland, with production and sales locations in Europe, North America, Africa and Asia. In 2004 Saia-Burgess achieved sales of CHF568.4 million (US$447.2M). Saia-Burgess is traded on the SWX Swiss Exchange.

Johnson Electric is one of the world's largest providers of micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. The group is headquartered in Hong Kong, employs over 32,000 people in 14 countries worldwide and achieved a turnover of US$1,144 million in the business year ending 31 March 2005. Johnson Electric is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Seng Index. For further information please visit: http://www.johnsonelectric.com

For more information in Hong Kong

Peggy Chung, Golin Harris
Tel: + (852) 2501-7903
Mobile: + (852) 8105-8675
Fax: + (852) 2810-4780
Email: peggy.chung@golinharris.com

CT Hew, Golin Harris
Tel: + (852) 2522-7928
Mobile: + (852) 9132-8828
Fax: + (852) 2810-4780
Email: ct.hew@hewassociates.com

For more information in Switzerland

Martin Meier-Pfister, IR Firm
Tel: + (41) 43 244 81 40
Mobile: + (41) 79 200 85 00
Fax: + (41) 43 244 81 45
Email: martin.meier-pfister@irfirm.biz

Johnson Electric Holdings Limited

Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, N.T., Hong Kong
Tel: (852) 2663-6688 Fax: (852) 2897-2054
http://www.johnsonelectric.com

JOHNSON ELECTRIC

innovating motion

For immediate release

Successful Tender Offer of Johnson Electric for Saia-Burgess

Hong Kong, 3 October 2005 - Gatebrook Limited, a wholly owned subsidiary of Johnson Electric Holdings Limited ("Johnson Electric"), today announced the final interim results of its Public Tender Offer for all publicly held shares of Saia-Burgess Electronics Holding AG ("Saia-Burgess"). Acceptances corresponding to 83.6% of the fully diluted share capital and 89.0% of the total issued shares were received. Johnson Electric's condition of an acceptance level of more than 50% of the fully diluted shares outstanding is thereby fulfilled. Johnson Electric confirms the Offer as successful, subject to some remaining conditions, mainly regulatory approvals as well as the cancellation of limited voting rights and the election of two board members from Johnson Electric at the extraordinary shareholders' meeting of Saia-Burgess to be held in October 2005.

As set out in the Offer timetable, an additional acceptance period will be available from 3 to 14 October 2005 with the purpose of giving all shareholders the possibility to participate. Publication of the provisional definitive result is planned for 17 October 2005, and the definitive result for 20 October 2005. Settlement or payment of the Offer price is planned once all conditions have been fulfilled.

Patrick Wang, chairman and CEO of Johnson Electric, commented: "We are very encouraged by this result. With Johnson Electric's established presence in global markets for micro motors and motion systems we will be able to generate synergies and accelerate growth for Saia-Burgess. We look forward to making this happen, together with Saia-Burgess's talented management team and employees."

Saia-Burgess is a leading supplier of stepper motors, switches, actuators, and electronic controllers to customers within the automotive, industrial and infrastructure automation industry. The company is headquartered in Murten, Switzerland, with production and sales locations in Europe, North America, Africa and Asia. In 2004 Saia-Burgess achieved sales of CHF568.4 million (US$447.2M). Saia-Burgess is traded on the SWX Swiss Exchange.

Johnson Electric is one of the world's largest providers of micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. The group is headquartered in Hong Kong, employs over 32,000 people in 14 countries worldwide and achieved a turnover of US$1,144 million in the business year ending 31 March 2005. Johnson Electric is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Seng Index. For further information please visit: http://www.johnsonelectric.com

For more information in Hong Kong

Peggy Chung, GolinHarris
Tel: + (852) 2501-7903
Mobile: + (852) 8105-8675
Fax: + (852) 2810-4780
Email: peggy.chung@golinharris.com

CT Hew, GolinHarris
Tel: + (852) 2522-7928
Mobile: + (852) 9132-8828
Fax: + (852) 2810-4780
Email: ct.hew@hewassociates.com

For more information in Switzerland

Martin Meier-Pfister, IR Firm
Tel: + (41) 43 244 81 40
Mobile: + (41) 79 200 85 00
Fax: + (41) 43 244 81 45
Email: martin.meier-pfister@irfirm.biz

Johnson Electric Holdings Limited

JOHNSON ELECTRIC
innovating motion

Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, N.T., Hong Kong
Tel: (852) 2663-6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com

For immediate release

Provisional Definitive Results for Johnson Electric's Tender Offer for Saia-Burgess

Hong Kong, 17 October, 2005 - Gatebrook Limited, a wholly owned subsidiary of Johnson Electric Holdings Limited ("Johnson Electric"), today announced the provisional definitive results of its Public Tender Offer for all publicly held shares of Saia-Burgess Electronics Holding AG ("Saia-Burgess"). As of the end of the additional acceptance period on 14 October 2005, 638,231 shares were tendered to Johnson Electric corresponding to 99.3% of the total issued shares. The definitive result will be announced on Thursday, 20 October 2005. Johnson Electric currently expects all offer conditions to be met by mid November. If all conditions are met by then, settlement should occur shortly thereafter.

Saia-Burgess is a leading supplier of stepper motors, switches, actuators, and electronic controllers to customers within the automotive, industrial and infrastructure automation industry. The company is headquartered in Murten, Switzerland, with production and sales locations in Europe, North America, Africa and Asia. In 2004 Saia-Burgess achieved sales of CHF568.4 million (US$447.2M). Saia-Burgess is traded on the SWX Swiss Exchange.

Johnson Electric is one of the world's largest providers of micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. The group is headquartered in Hong Kong, employs over 32,000 people in 14 countries worldwide and achieved a turnover of US$1,144 million in the business year ending 31 March 2005. Johnson Electric is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Seng Index. For further information please visit: http://www.johnsonelectric.com

For more information in Hong Kong

Peggy Chung / Kristy Chan, Golin Harris
Tel: + (852) 2501-7903 / 7976
Mobile: + (852) 8105-8675 / 9109-6101
Fax: + (852) 2810-4780
Email: peggy.chung@golinharris.com / kristy.chan@golinharris.com

CT Hew, Golin Harris
Tel: + (852) 2522-7928
Mobile: + (852) 9132-8828
Fax: + (852) 2810-4780
Email: ct.hew@hewassociates.com

For more information in Switzerland

Martin Meier-Pfister, IR Firm
Tel: + (41) 43 244 81 40
Mobile: + (41) 79 200 85 00
Fax: + (41) 43 244 81 45
Email: martin.meier-pfister@irfirm.biz

Johnson Electric Holdings Limited

Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, N.T., Hong Kong
Tel: (852) 2663-6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com

RECEIVED
2006 AUG 22 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

JOHNSON ELECTRIC
innovating motion

For immediate release

Johnson Electric launches NanoLens™ for cellphones
New motion technology notches up autofocus performance

Hong Kong, 7th November, 2005 – Johnson Electric Holdings Limited ("Johnson Electric") today introduced NanoLens™, a new motion technology for autofocus in cellphone cameras. Photo-shooting with cellphone cameras may never be the same in the future as close-up and action shots will be captured in-focus automatically.

Johnson Electric's NanoLens™ is a technology enabler that opens up opportunities for new applications and fresh revenue for service providers in the mobile phone industry. With autofocus accuracy and speed for cellphones, new value added applications will be possible for professionals such as doctors, engineers, realtors and others, people who currently do not use the cellphone camera for photo-taking and photo-messaging because of poor image quality.

Mr. Jim Dick, senior vice president of Johnson Electric said, "NanoLens™ offers a new paradigm as well as a new value proposition for industry service providers and cellphone users who demand quality photos and ease of transmission.

"The handset maker will be able to differentiate cellphones further, service providers can benefit from higher system usage and the end user enjoys better image quality and speed of focusing."

According to Dick, there is currently no application where the camera in a phone is a financial benefit for anyone, anywhere in the value chain. With the camera in a phone, it was expected that users would take photos and MMS them to friends and loved ones, thereby generating revenue for service providers because of data packet transmission. However the typical user does not send MMS messages and the professionals completely ignore them because of awful image quality and the lack of bundled applications for seamless integration with other data bases.

NanoLens™ could change all that as it will create the platform that the industry needs in order to create value added solutions. The new technology resolves the issue of motion quality, which determines image quality. Speed, accuracy, smoothness and repeatability are all critical elements of motion and image quality. NanoLens™, with its lens motion module, represents a technology breakthrough as it is the highest performance autofocus module available today.

NanoLens™ was created by a team of experts at Johnson Electric's Value Innovation Center in Shenzhen, China. Development team members included micro component tool designers from Johnson Electric's Nihon Mini Motor Inc, in Japan, leading piezo motion systems designers from Johnson Electric's Nanomotion Ltd., in Israel and production experts from Johnson Electric in China.

The team members all converged in the Value Innovation Center where components were prototyped overnight for engineering testing. Prototype systems were fabricated in Shenzhen, and sent to Israel for engineering qualification tests, while molds and tools were crafted in Japan and dispatched to China for production use. The end product leapfrogs competition from Japan, USA and Europe.

The team has also created an "application development toolkit" to allow the cellphone designer to rapidly integrate the NanoLens™ motion module and the associated ASIC within the cellphone camera system.

Dick promises even more excitement for the future. Johnson Electric is also poised to introduce NanoZoom™ as the next-generation motion system for video recording and camera applications for cellphones. Dick says the fast, sharp and silent performance that NanoZoom™ offers will open up new opportunities as well.

Johnson Electric will demonstrate its NanoLens™ prototype at the 3G World Congress and Exhibition event at Hong Kong 's Convention Centre, from 14-18 November 2005. Product roll-out is expected sometime in early 2006.

- Ends -

About Johnson Electric Group

The Johnson Electric Group is one of the world's largest providers of micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. The group is headquartered in Hong Kong and employs over 32,000 people in 14 countries worldwide. Johnson Electric Holdings Limited is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Seng Index. For further information please visit: http://www.johnsonelectric.com.

For enquiries, please contact:

CT Hew, GolinHarris
Tel: + (852) 2522-7928
Mobile: + (852) 9132-8828
Fax: + (852) 2810-4780
Email: ct.hew@hewassociates.com

Kristy Chan, GolinHarris
Tel: + (852) 2501-7976
Mobile: + (852) 9109-6101
Fax: + (852) 2810-4780
Email: kristy.chan@golinharris.com

Johnson Electric Holdings Limited

Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, N.T., Hong Kong
Tel: (852) 2663-6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com

JOHNSON ELECTRIC
innovating motion

For immediate release

Parlex Corporation shareholders approve acquisition by Johnson Electric

Hong Kong, 9th November 2005 - Johnson Electric Holdings Limited ("Johnson Electric") announced today that its proposal to acquire Parlex Corporation ("Parlex"), a leading producer of flexible interconnect products, was approved by Parlex's shareholders at a special meeting on November 8, 2005 in Methuen, Massachusetts.

Parlex announced on August 18, 2005, a definitive merger agreement with Johnson Electric and its subsidiaries regarding the acquisition of the company for approximately $74.6 million, including assumption of Parlex's convertible and nonconvertible debt. Under the acquisition agreement, Johnson Electric will acquire all of the issued and outstanding common stock of Parlex for US$6.75 per share in cash or US$44 million.

It is anticipated that financial closure will occur on or about November 10, 2005 and that at that time Parlex stock will cease to trade on the Nasdaq national market and will be subsequently delisted.

* * * *

About Johnson Electric
Johnson Electric is one of the world's largest providers of micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. The group is headquartered in Hong Kong and employs over 32,000 people in 14 countries worldwide. Johnson Electric is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Seng Index. For further information please visit: http://www.johnsonelectric.com.

About Parlex Corporation
Parlex Corporation is a world leader in the design and manufacture of flexible, interconnect products. Parlex produces custom flexible circuits and laminated cables utilizing proprietary processes and patented technologies, which are designed to satisfy the unique requirements of a wide range of customers. Its manufacturing facilities are located in the United States, China, Mexico and the United Kingdom. For further information, please visit Parlex on the web at: http://www.parlex.com.

For further information please contact:
CT Hew, GolinHarris Tel: 2522 7928 / 9132 8828
Peggy Chung, GolinHarris Tel: 2501 7903 / 8105 8675


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

ANNOUNCEMENT

The Board is pleased to announce that the acquisition of Saia-Burgess Electronics Holding AG by Gatebrook Limited, an indirect wholly-owned subsidiary of the Company, by way of public tender offer (the "Acquisition") has been completed on 17 November 2005 in accordance with the terms of the Offer.

Introduction

Reference is made to the announcement dated 26 August 2005 (the "Announcement") issued by Johnson Electric Holdings Limited (the "Company"). Unless otherwise defined, capitalised terms used herein shall have the same meanings as defined in the Announcement.

Completion of the Acquisition

The board of directors (the "Board") of the Company is pleased to announce that the Conditions of the Offer set out in the Announcement have been fulfilled. 99.3% of the Saia-Burgess Shares were tendered and payment of the Offer Price for the tendered Saia-Burgess Shares has been made on 17 November 2005. As a result, the Acquisition has been completed in accordance with the terms of the Offer on 17 November 2005.

The Company intends to initiate the cancellation of the remaining Saia-Burgess Shares against cash compensation pursuant to applicable Swiss law. Thereafter, the Company plans to cancel the listing of all Saia-Burgess Shares from the SWX Swiss Exchange.

Despatch of Circular

As set out in the Announcement, application was made with the Stock Exchange for a waiver from strict compliance with Rule 14.38 requiring despatch of a circular to the shareholders of the Company within 21 days of the Announcement. The waiver from strict compliance with Rule 14.38 has been granted by the Stock Exchange and despatch of a circular relating to the Acquisition is expected on or prior to 31 January 2006.

By Order of the Board
Johnson Electric Holdings Limited
Patrick Wang Shui Chung
Chairman and Chief Executive

Hong Kong, 17 November 2005

As of the date of this announcement, the directors of the Company comprises Patrick Wang Shui Chung, Winnie Wang Wing Yee, Richard Wang Li-Chung, being the Executive Directors, and Wang Koo Yik Chun, Peter Wang Kin Chung, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Oscar De Paula Bernardes Neto, Michael John Enright, and Laura May-Lung Cha being Independent Non-Executive Directors.

Johnson Electric Holdings Limited

JOHNSON ELECTRIC
innovating motion

Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, N.T., Hong Kong
Tel: (852) 2663-6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com

For immediate release

Changes in Saia-Burgess Group Management

Hong Kong, 2 December 2005 - Johnson Electric today announced the immediate departure of Saia- Burgess' Chief Executive Officer and Delegate of the Board of Directors Daniel Hirschi. Saia-Burgess' Board of Directors expressed appreciation for Hirschi's achievements, and for his past service and dedication to the company.

Saia-Burgess Director of Communications and Investor Relations, Valeria Poretti-Rezzonico, has also left the company.

All other five members of the Saia-Burgess Group Management team will remain in their positions and will report to Patrick Wang, Chairman and Chief Executive Officer of Johnson Electric.

Johnson Electric reiterated its strong commitment to Saia-Burgess and will ensure that the implementation of the latter's current business strategy is accelerated. The management change is consistent with the introduction of Johnson Electric's management structures and growth processes that will help integrate Saia-Burgess within the Johnson Electric global business organisation.

Johnson Electric is one of the world's largest providers of micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. The group is headquartered in Hong Kong, employs over 32,000 people in 14 countries worldwide and achieved a turnover of US$1,144 million in the business year ending 31 March 2005. Saia-Burgess is a subsidiary of Johnson Electric and a leading supplier of stepper motors, switches, actuators, and electronic controllers to customers within the automotive, industrial and infrastructure automation industry. Johnson Electric is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Seng Index.

For further information please visit: http://www.johnsonelectric.com

For more information in Hong Kong
CT Hew, Golin Harris
Tel: + (852) 2522-7928
Mobile: + (852) 9132-8828
Fax: + (852) 2810-4780
Email: ct.hew@hewassociates.com

For more information in Switzerland
Martin Meier-Pfister, IR Firm
Tel: + (41) 43 244 81 40
Mobile: + (41) 79 200 85 00
Fax: + (41) 43 244 81 45
Email: martin.meier-pfister@irfirm.biz


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

INTERIM RESULTS ANNOUNCEMENT FOR THE PERIOD OF SIX MONTHS ENDED 30TH SEPTEMBER 2005

HIGHLIGHTS

- Turnover up 9% to US$626 million
- Operating profit down 19% to US$62 million
- Decline in operating profitability primarily due to unprecedented increases in raw material prices – particularly copper and steel
- Net profit attributable to shareholders down 24% to US$53 million
- Earnings per share down 24% to 1.44 U.S. cents per share
- Interim dividend of 4.5 HK cents per share (0.58 U.S. cents per share)
- Acquisitions of Saia-Burgess and Parlex Corporation completed

The Directors announce that the unaudited consolidated profit attributable to shareholders for the six months ended 30th September 2005 was US$52,857,000, a decrease of 24% over the corresponding period in 2004.

FINANCIAL RESULTS
The unaudited condensed consolidated profit and loss account for the six months ended 30th September 2005 together with comparative figures for the corresponding period in 2004 is set out below:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	2005 US$'000	Restated 2004 US$'000
Turnover	2	626,393	576,364
Cost of sales		(467,933)	(397,730)
Gross profit		158,460	178,634
Other gains, net		5,191	1,871
Selling and administrative expenses		(102,013)	(94,079)
Restructuring costs/provisions		–	(9,992)
Operating profit	3	61,638	76,434
Finance costs		(38)	(133)
Share of profits less losses of jointly controlled entities/associated companies		1,629	2,355
Profit before taxation		63,229	78,656
Taxation	4	(10,269)	(9,283)
Profit for the period		52,960	69,373
Attributable to:			
Equity holders of the Company		52,857	69,275
Minority interest		103	98
		52,960	69,373
Interim dividend	5	21,195	21,195
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
Basic	6	1.44	1.89
Diluted	6	1.44	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	2005 US$'000	Restated 2004 US$'000
ASSETS			
Non-current assets			
Intangible assets		46,522	43,335
Property, plant and equipment		242,268	244,115
Investment properties		9,825	8,356
Leasehold land		26,180	27,877
Jointly controlled entities		15,909	14,921
Associated companies		32	3,193
Available-for-sale financial assets		7,256	–
Investment securities		–	5,818
Investment in finance leases		156	426
Deferred tax assets		28,285	30,689
		376,433	378,730
Current assets			
Stocks and work in progress		169,502	160,771
Trade and other receivables	7	305,952	278,028
Other investments		–	58,813
Other financial assets at fair value through profit or loss		45,070	–
Tax recoverable		3,534	9,168
Bank balances and cash		173,661	176,321
		697,749	683,101
Current liabilities			
Trade and other payables	8	186,274	182,093
Current portion of long term loans		148	92
Tax payable		11,709	4,466
Bank loans and overdrafts		12,812	12,878
		210,943	199,529
Net current assets		486,806	483,572
Total assets less current liabilities		863,239	862,302
Non-current liabilities			
Long term loans		2,665	3,018
Other provisions		16,063	16,649
Deferred tax liabilities		16,292	23,268
		35,020	42,935
NET ASSETS		828,219	819,367
EQUITY			
Share capital		5,925	5,925
Reserves		790,987	760,524
Proposed dividends		21,195	51,810
		818,107	818,259
Minority interests		10,112	1,108
TOTAL EQUITY		828,219	819,367

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2005 US$'000	Restated 2004 US$'000
At 1st April, as previously reported as equity	819,850	734,117
At 1st April, as previously reported as minority interest	1,108	5
Increase in expenses in respect of leasehold land	(215)	(340)
Increase in deferred tax liability	(1,376)	(1,439)
At 1st April, as restated	819,367	732,343
Opening adjustment for the adoption of HKAS 39	2,776	–
Opening adjustment for the adoption of HKFRS 3	1,864	–
Fair value losses, net of tax: available-for-sale financial assets	(832)	–
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	(4,861)	787
Net income/(expense) recognised directly in equity	(1,053)	787
Profit for the period	52,960	69,373
Total recognised income for the period	51,907	70,160
Employees share option scheme: value of employee services	(146)	269
Minority interest – business combinations	8,901	–
Final dividend paid	(51,810)	(42,390)
	(43,055)	(42,121)
At 30th September	828,219	760,382

Note:

1. **Principal accounting policies**
This unaudited condensed consolidated financial information is prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

This condensed consolidated financial information should be read in conjunction with the 2004/05 annual financial statements.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31st March 2005 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or *after 1st January 2005 and have not been early adopted by the Group for the preparation of the 2005* annual accounts. The applicable new HKFRSs adopted in these condensed interim accounts are set out below and the comparatives have been stated in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	*Consolidated and Separate Financial Statements*
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 12	Scope of HKAS – Int 12 Consolidation – Special Purpose Entities
HKAS-Int 15	Operating Leases – Incentives
HKAS-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27, 28, 31, 33 and HKAS-Ints 12 & 15 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest, investment properties, share of net after-tax results of associates and jointly controlled entities and other disclosures.
- HKASs 2, 7, 8, 10, 16, 23, 27, 28, 31, 33 and HKAS-Ints 15 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of other financial assets at fair value through profit or loss and available-for-sale financial assets.

The adoption of revised HKAS 40 has resulted in a change in the accounting policy of which the changes in fair values are recorded in the profit and loss account as part of other gains, net. In prior years, the increases in fair value were credited to the investment properties revaluation reserve. Decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the profit and loss account.

The adoption of revised HKAS-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset was expected to be recovered through sale.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st March 2005, the provision of share options to employees did not result in an expense in the income statement. Effective 1st April 2005, the Group expenses the cost of share options in the profit and loss account. As a transitional provision, the cost of share options granted after 7th November 2002 which had not yet vested on 1st April 2005 was expensed retrospectively in the profit and loss account of the respective periods.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until 31st March 2005, goodwill was:

- Amortised on a straight line basis over a period ranging from 5 to 20 years; and
- Assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3:

- The Group ceased amortisation of goodwill from 1st April 2005;
- Accumulated amortisation as at 31st March 2005 has been eliminated with a corresponding decrease in the cost of goodwill;
- From the year ending 31st March 2006 onwards, goodwill will be tested annually for impairment, as well as when there is indication of impairment.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

Effect of adopting HKAS 17, 32, 39, 40 and HKFRS 2 on the Group's condensed consolidated profit and loss account are as follows:

	HKAS 17	HKFRS 2	HKAS 17	HKAS 32 & 39	HKAS 40	HKFRS 2	HKFRS 3	HKAS 17	HKFRS 2
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Effect of adopting HKAS 1, 17, 32, 36, 38, 39, HKFRS 3 and HKAS-Int 21 on the Group's condensed consolidated balance sheet are as follows:

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	HKAS-Int 21	HKFRS 1
Increase in deferred tax liability	-	-	-	-	-	-	-	-	1,376	-
Increase in share option reserve	-	-	-	-	[illegible]	-	-	-	-	[illegible]
Decrease in investment property revaluation reserve	-	-	-	[illegible]	-	-	-	-	(1,376)	-
Increase/(decrease) in retained earnings	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-	[illegible]	-	[illegible]

2. **Segment information**
The Group is principally engaged in the manufacture of motors and trading of motor and motor-related electromechanical components and materials. Revenues recognised during the period are as follows:

Primary reporting format – geographical segments

	Turnover 2005 US$'000	Turnover 2004 US$'000	Operating profit/(loss) 2005 US$'000	Operating profit/(loss) 2004 US$'000
Geographical area by manufacturing locations				
Asia	462,935	401,981	61,862	86,940
Europe	142,891	133,351	748	1,036
America	20,567	41,032	(972)	(11,542)
	626,393	576,364	61,638	76,434

	2005 US$'000	2004 US$'000
Turnover by geographical destinations of customers		
Asia	243,086	206,226
America	153,923	157,286
Europe	229,384	212,852
	626,393	576,364

Secondary reporting format – business segments

	2005 US$'000	2004 US$'000
Turnover by business segments		
Manufacturing	594,441	576,364
Trading	31,952	–
	626,393	576,364

3. **Depreciation and amortisation**
During the period, depreciation of US$21,545,000 (2004: US$22,129,000) and amortisation of US$1,164,000 (2004: US$1,845,000) were charged in respect of the Group's property, plant and equipment and intangible assets respectively.

4. **Taxation**
Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the period. Overseas tax has been provided at the applicable rate on the estimated assessable profit for the period.

	2005 US$'000	2004 US$'000
Current taxation		
Hong Kong profits tax	4,181	6,297
Overseas taxation	11,028	2,310
	15,209	8,607
Deferred taxation	(4,940)	676
	10,269	9,283

5. **Interim dividend**
The interim dividends of US$0.58 per share are based on the existing 3,673,788,920 shares in issue (2004: Interim dividends of US$0.58 per share each).

6. **Earnings per share**
The calculations of basic and fully diluted earnings per share are based on the Group's profit attributable to shareholders of US$52,857,000 (2004 restated: US$69,275,000).

The basic earnings per share is based on 3,673,788,920 (2004: 3,673,788,920) shares in issue during the period.

There is no significant impact on the fully diluted earnings per share if all outstanding options are deemed to be issued at no consideration.

7. **Trade and other receivables**
The Group allows an average credit period ranging from 30 to 90 days to its trade customers. The trade and other receivables included trade receivables of US$250,321,000 (31st March 2005: US$230,935,000). The ageing analysis of trade receivables was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 30th September, 2005	185,634	37,312	27,375	250,321
Balance at 31st March, 2005	162,647	36,254	32,034	230,935

8. **Trade and other payables**
The trade and other payables included trade payables of US$126,255,000 (31st March 2005: US$128,255,000). The ageing analysis of trade payables was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 30th September, 2005	87,037	14,625	24,593	126,255
Balance at 31st March, 2005	91,124	15,888	21,243	128,255

CHAIRMAN'S STATEMENT

Overview of Financial Results
For the six months period ended 30th September 2005, Johnson Electric achieved record sales of US$626 million, an increase of 9% over the comparable period in 2004.

Modest growth was recorded in most business units with the main exceptions being power tools and audio-visual motor application products which experienced weaker sales due to softer demand and sustained pricing pressure. In addition, total sales benefited from the further development of the Group's trading operations which contributed approximately US$32 million in sales during the period.

Profitability, however, was severely affected by quite unprecedented increases in raw material prices – particularly for copper and steel which are two of the primary materials for the Group's micromotor products. Compared to the same period in 2004, average copper and steel prices increased by 27% and 22%, respectively. As a direct consequence, gross profits declined by 11% to US$158 million.

Selling, General and Administrative expenses were maintained at approximately 16% of sales. Operating profits amounted to US$62 million – a decrease of 19% compared to the prior half-year which also included a charge of US$10 million for overseas plant restructuring costs and provisions.

The consolidated profit attributable to shareholders for the first half of the financial year declined by 24% to US$53 million or 1.44 US cents per share.

Interim Dividend
The Directors have today declared an interim dividend of 4.5 HK cents, equivalent to 0.58 US cents per share (2004: 4.5 HK cents or 0.58 US cents per share) payable on 5th January 2006 to shareholders registered on 30th December 2005.

Recent Acquisitions and Business Improvement Initiatives
In the period under review, Johnson Electric announced two acquisitions that are expected to add substantially to the Group's product range, capabilities, and long-term growth potential.

In August 2005, the Group made an offer to acquire Saia-Burgess Electronics Holding AG, a leading supplier of stepper motors, switches, actuators and electronic controllers, for approximately CHF696 million (US$530 million at current exchange rates). The company, which had sales of CHF568 million for the 2004 calendar year, is based in Murten, Switzerland, with production and sales locations in Europe, North America, Africa and Asia. In October 2005, Saia-Burgess also completed the acquisition of CEI Company, Limited which had annual revenues of approximately CHF60 million.

Financial completion of the Saia-Burgess acquisition occurred on 17th November 2005 and a major initiative is presently underway to integrate the two companies in as efficient and effective manner as possible. Already, a number of opportunities for potential cost savings in the areas of components sourcing, supply chain optimization, and overhead reduction have been identified. Over time, there is also considerable revenue synergy potential from new product development opportunities in motion sub-systems and in the provision of higher value-added solutions.

Also in November 2005, Johnson Electric Capital, the Group's direct investment arm, completed the acquisition of Parlex Corporation, a leading global producer of flexible interconnect products. The business has annual revenues of approximately US$100 million and has manufacturing facilities in China, the USA, and the United Kingdom. Johnson Electric expects to be able to assist Parlex in strengthening its manufacturing platform in China, as well as opening-up new business opportunities given the extensive overlap between the customer base of the two companies and the increasing role that electronics and electronic assemblies play in the motor-systems that Johnson Electric produces.

In the core micromotors business, the focus remains on driving for continuous improvement in operations and quality, and in developing innovative new products for customers. Further progress has been achieved in transitioning components sourcing to China, streamlining fulfillment processes, and increasing "flow-shipping" to customers globally. Unfortunately, the benefits of many of these initiatives during the period under review have been outweighed by the effects of exceptionally high commodity prices.

Prospects
During the course of November, the Group has completed two significant acquisitions which the board is confident will generate substantial additions to shareholder value in the future.

Recent weakness in global automotive demand may have a dampening effect on sales in the Automotive Motors Group in the near-term, but current sales projections for the core business point towards a similar or slightly improved rate of growth for the full year compared to that achieved in the first half, excluding the impact of recent acquisitions.

While high materials prices will continue to be challenging, management is confident that the Group's operating cost base is being managed in an aggressive and effective manner.

At the full-year stage, we also expect to be able to provide shareholders with a comprehensive review of the progress and results associated with recent acquisitions that represent important elements in the Group's long-term value creation strategy.

CLOSING REGISTER OF MEMBERS
The Register of Members of the Company will be closed from 28th December 2005 to 30th December 2005 (both days inclusive), during which period no transfer of shares will be registered.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong (not the Registrars in Bermuda), not later than 4:00 p.m. on 23rd December 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS (INCLUDING FINANCIAL REVIEW)

RESULTS OVERVIEW
Total group sales for the half-year ended 30th September 2005 were US$626 million, an increase of 8.7% over US$576 million in the same period last year. This increase reflected the combined impact of the group's incremental new business gains and the sales contribution of US$32 million from its new trading business.

As reported in the last annual report, the new trading business known as Johnson Electric Trading Limited commenced operations during the last financial year, with a goal to build a sourcing platform in China to supply our global customers with a wide range of motor and motor related electromechanical components and materials that are not currently manufactured by the group. Excluding the trading business, group sales amounted to US$594 million.

Overall sales to Europe were US$229 million (36.6% of total sales) growing by 7.8%. Sales to *the America were US$154 million (24.6% of total sales), a decrease of 2.1%; and sales to Asia* were US$243 million (38.8% of total sales), and an increase of 17.8%.

Gross Profit
Gross profit as a percentage of sales decreased from 31.0% to 25.3% due mainly to the continued increases in global steel and copper input prices and the relatively difficult end-market conditions that constrained increases in end-product selling prices. For the first half of the 2005-06 financial year, the Group's weighted average cost of steel increased by 22% and the average London spot price of copper increased by 27%.

Excluding the margin contribution of US$1.8 million from the trading business, the gross profit as a percentage to sales amounted to 26.4%. Sales of scrap materials were taken into account in *the determination of the cost of materials consumed.*

Other Gains
Other gains increased from US$1.9 million to US$5.2 million and as a percentage of sales has increased to 0.8% from 0.3%. This improvement was mainly due to the increase of interest income and a gain on the revaluation of investment properties.

Selling and Administrative Expenses ("SG&A")
Overall SG&A expenses increased 8.4% to US$102.0 million or 16.3% as a percentage of sales. The increase was partially due to higher claims and provisions for product warranty of US$2.5 million and an increase in freight and shipping costs of US$2 million. The increase also reflected the full impact of additional SG&A expenses in the new trading business and in Nanomotion Ltd, which was acquired in October 2004, amounting to US$4.4 million.

Operating Profit
Operating profit was US$61.6 million, a decrease of US$14.8 million or 19.4%. Excluding the previous year's restructuring costs/provisions, the decrease was US$24.8 million or 28.7%. The decrease was mainly due to a decrease of US$20.2 million in gross profit, an increase of US$7.9 million in selling and administrative expenses and partially offset by an increase of US$3.3 million in other gains.

Share of Profits less Losses of Jointly Controlled Entities/Associated Companies
The group's share of profits less losses of jointly controlled entities/associated companies decreased to US$1.6 million from US$2.4 million in the previous year mainly due to the reduced profitability of Ri-Yong, a joint venture based in Shanghai, which experienced weaker market conditions in the China automotive sector.

Taxation
Taxes on profit increased 10.6% to US$10.3 million, compared to US$9.3 million in the same period in last year.

Profit Attributable to Equity Holders of the Company
Net profit attributable to equity holders for the six months ended 30th September 2005 amounted to US$52.9 million compared to US$69.3 million in the same period in the prior financial year. Earnings per share was 1.4 U.S. cents (2004-05: 1.9 U.S. cents).

SEGMENTAL ANALYSIS
Automotive Motors Group
Overall sales revenue for the Automotive Motors Group was US$319 million for the six-month period ending 30th September 2005, excluding starter motor sales to the lawn care and marine markets which were transferred to the Commercial Motors Group in April 2005. It represented a 5% increase for the same products over the same period of the previous year and accounted for 51% of Johnson Electric's total group sales.

Sales of the Body Instrumentation Business Unit, which manufactures micro-motors for doorlock actuators, windshield washer pumps, mirror and headlamp adjusters amounted to US$79 million. This strong sales performance was unchanged over the same period last year due to the fact that the previous year's sales had been influenced by high, new-project ramp-up volumes, which have since normalized.

The Powertrain Management Business Unit recorded a 9% improvement in same period sales to US$31 million from US$29 million. Sales of fuel system and engine management motor products continued to benefit from the increased penetration of electronic throttle control in European vehicles and market share gains at existing customers.

Engine cooling fan sales of the Powertrain Cooling Business Unit increased by 8% to US$131 million due to higher volumes of products launched last year and the increased penetration of electronic speed control units on cooling fan modules.

The Body Climate Business Unit, supplying windowlift, seat adjusting and HVAC motors, saw sales improve 4% from last year to US$54 million. Gains in all product segments offset reductions in brushless HVAC motor sales which continue to affect the product mix of this business unit.

The Chassis Braking Business Unit posted half-year sales of US$24 million, up 10% from the same period of the previous year. Wiper motors, transfer case actuators and electronic parking brake motor products continue to drive improved sales, while motors for anti-lock braking systems declined due to market share losses by our customer in this segment.

Commercial Motors Group

Total sales revenue for the Commercial Motors Group increased US$2 million, or 1% to US$275 million compared to the same period in the prior half-year.

The Power Tools Business Unit saw revenues decrease 10% to US$84 million. Sales of starter motors to the lawn care and outboard marine markets decreased 15%. This was due to the rationalization of low volume/spare parts business and inventory build up in North America as the result of a long winter. For traditional power tools sales, sales to AC applications including grinders, drills, sanders and saws remained flat while sales to DC applications including drills, screwdrivers and saws decreased 13.5% as a result of increased competition at the low-end of this market.

Sales of the Home Appliance Business Unit increased 19% to US$101 million with unit volume growth of 6%. The increase reflected a strong performance due to the continuation of introduction of higher value clothes washing and dish washing applications to the American and European markets, and the strong demand for blender and floor care motor products. The growth momentum in this Business Unit is expected to be sustained by new product launches to selected applications and customers.

Sales to the Business Equipment and Personal Products sectors increased 3% to US$52 million, with unit volume down 10%. Increased sales in the health care segment helped to offset the impact of a decrease in unit volumes elsewhere. In business equipment, sales increased by 7% with volumes up 2%. In personal products, sales decreased by a modest rate of 2% over the period as a result of lower volume sales of shaver and hair clipper motors.

Sales to the Audio Visual sector decreased 12% from US$44 million to US$39 million as a result of the group's strategic decision to focus on higher margin segments in view of the highly competitive nature of the industry.

FINANCIAL POSITION AND LIQUIDITY

Cash Flow

The Group's main source of liquidity continued to be net cash from operating activities. Net cash provided by operating activities amounted to US$51.6 million, a reduction of 34.0% as compared to the same period last year mainly due to a decrease in profit before tax and a reduction in trade payables.

The working capital position remained healthy. Based on moving annual total sales, the trade receivables were increased from 64 to 69 days. The current ratio remained at a healthy level of 3.3 times. The sales-to-stocks ratio was 7.4 turns, as compared to 8.3 turns in the same period last year.

Net cash used in investing activities increased slightly to US$35.3 million, compared to US$34.6 million for the corresponding period last year. Total cash and cash equivalents decreased 21.4% to US$199.4 million, compared to US$253.7 million as at 30th September 2004.

Liquidity and Financial Resources

The Group's liquidity and financial resources continued to be strong. As at 30th September 2005, the Group's total cash and other investments decreased 7.0% to US$218.7 million, compared to US$235.1 million one year ago. Total debt decreased to US$15.6 million. Hence, taking into account total cash and cash equivalents, the Group had no net debt at the end of the half-year period under review.

For day-to-day liquidity management and maintaining flexibility in funding, the Group also has access to significant uncommitted short-term borrowing facilities provided by its relationship banks.

At the present time, funding requirements for future capital expenditures are expected to be met by internal cash flows. The recently announced acquisitions of Saia-Burgess Electronics Holding AG and Parlex Corporation will be financed by a combination of internal funds and external borrowings.

On 25th August 2005, the Group arranged a bridging loan facility of CHF700 million with Citibank, N.A. Hong Kong Branch to finance the acquisition of Saia-Burgess Electronics Holding AG.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The financial risk management of the Group is the responsibility of Group's treasury function at the corporate centre based in Hong Kong, which is controlled by policies approved by senior management.

Except as disclosed in this interim report, the current information in relation to foreign currency risk, and cash and debt management, has not changed materially from the information disclosed in the most recent published annual report for the year 2004-05.

For this half-year period, of the micromotor sales from Hong Kong/China (not including Johnson Electric Automotive, Inc.), 77% were in US dollars; 11% in Euros for certain sales to Europe; and 12% in Japanese Yen for certain sales to Japan.

HUMAN RESOURCES AND ENVIRONMENTAL, HEALTH & SAFETY

The Johnson Electric Group employed approximately 33,000 full-time employees, including contract-manufacturing labour, as of 30th September 2005. The Group provides competitive remuneration packages and various types of benefit schemes that are appropriate to the local labour markets.

The Group operates a number of defined contribution retirement schemes which are available to certain groups of employees in Hong Kong and the USA. Incentive schemes composed of annual and long-term incentives are provided to selected managers and senior executives on the basis of performance measured by metrics such as cash value added, along with various complementary financial and key operating performance measures.

JENESIS, the Group's flagship leadership development programme, has continued to develop future leaders for the Group and operates in both English and Putonghua versions. In June of 2005, the Group launched a program of Senior Management Development Seminars.

The Group maintains a long-standing commitment to environmental and health and safety and to being a responsible corporate citizen. Current initiatives include working towards ISO14000 registration of the Group's main manufacturing facility in Shajing, Guangdong Province. The Group's key sites in Europe and North America are already ISO14000 registered.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders.

Code on Corporate Governance Practices

During the six months ended 30th September 2005, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Wang Shui Chung is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board, which is comprised of a majority of independent non-executive directors, believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The Independent Non-Executive Directors were appointed for a specific term while the Non-Executive Directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

Model Code for Securities Transactions

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the six months ended 30th September 2005. No incident of non-compliance was noted by the Company to date in 2005/2006.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

Audit Committee

The Audit Committee is comprised of three independent non-executive directors who together have substantial experience in the fields of accounting, business, corporate governance and regulatory affairs. The current members are Mr. Patrick Paul (Chairman), Prof. Michael Enright and Mrs. Laura Cha.

The committee is responsible for monitoring the reporting, accounting, financial and control aspects of the executive management's activities. It has full access to the Group's chief internal auditor to hear directly any concerns of the internal audit department that may have arisen during the course of the department's work.

The committee also monitors the appointment and function of the group's external auditor.

Remuneration Committee

The Remuneration Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director. The current members are Mr. Arkadi Kuhlmann (Chairman), Mr. Oscar Bernardes and Ms. Winnie Wang.

The committee determines the compensation structure and rewards for the Chief Executive Officer and other executive directors and monitors the policies being applied in remunerating other senior executives in the Group. In addition, it has responsibility for reviewing and making appropriate recommendations to the board on management development and succession plans for executive directors and senior management levels.

The fundamental policy underlying Johnson Electric's remuneration and incentive schemes is to link total compensation for senior management with the achievement of annual and long-term performance goals. By providing total compensation at competitive industry levels for delivering on-target performance, the company seeks to attract, motivate and retain key executives essential to its long-term success. Senior management incentive schemes include an equity component that is designed to align the long-term interest of management with those of shareholders.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director. The current members are Mr. Peter Edwards (Chairman), Mr. Patrick Paul and Dr. Patrick Wang.

The committee is responsible for the identification and evaluation of candidates for appointment or reappointment as a director, as well as the development and maintenance of the group's overall corporate governance policies and practices.

Board Committee

The Board Committee is comprised of two executive directors, Dr. Patrick Wang and Ms. Winnie Wang. Its primary function is to undertake and supervise the day to day management and operating affairs of the group. It exercises leadership and develops and keeps under review strategy and business development initiatives of the group and supervises their implementation.

Review of Interim Results

The Company's interim report for the six months ended 30th September 2005 has been reviewed by the Audit Committee and the auditors of the Company, PricewaterhouseCoopers.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Company (http://www.johnsonelectric.com) and The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk). The Interim Report 2005 will be despatched to the shareholders and posted on the above websites on or about 22nd December 2005.

BOARD OF DIRECTORS

As at the date of this announcement, the directors of the Company comprises Patrick Wang Shui Chung, Winnie Wang Wing Yee, Richard Wang Li-Chung, being the executive Directors, and Wang Koo Yik Chun, Peter Wang Kin Chung, being the Non-executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Oscar De Paula Bernardes Neto, Michael John Enright and Laura May-Lung Cha being the Independent Non-executive Directors.

On behalf of the board of directors
Patrick Wang Shui Chung
Chairman & Chief Executive

Hong Kong, 5th December 2005

Website: http://www.johnsonelectric.com

Johnson Electric Holdings Limited

JOHNSON ELECTRIC
innovating motion

Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, N.T., Hong Kong
Tel: (852) 2663-6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com

For immediate release

Johnson Electric launches NanoZoom™ for camera phones

Hong Kong, 1 February, 2006 - Johnson Electric Holdings Limited ("Johnson Electric") today announced the launch of NanoZoom™, a high-precision motion technology module for in-focus continuous zoom in camera phones. Together with its recently introduced NanoLens™ that provides fast and accurate autofocus, the company is well-placed to enter the high-end and high-growth camera-module market for camera phones, a sector that has been enjoying double-digit growth annually.

NanoZoom™, using Tamron® optics and driven by Johnson Nanomotion piezo technology, offers unprecedented silent zoom, speed and optical quality in a compact 3X continuous Zoom interfaced to a 3 Mpixel CMOS sensor. It operates over a range of more than 10mm at a high speed of 100 millimeters per second or faster while maintaining exceptionally high positioning accuracy. Johnson Electric also offers an "application development toolkit" that allows the camera phone designer to rapidly integrate the two modules and the associated ASIC driver within the camera phone's system.

Mr Jim Dick, senior vice president of Johnson Electric said, "NanoZoom™ and NanoLens™, together with Tamron®optics, represents a new picture-quality threshold for camera phones, one that could transform mass market usage of such phones, from 'shoot-for-fun' to 'shoot-to-keep' applications.

"Such cutting-edge technology in motion solutions will open up vast possibilities for camera phone makers and users alike. Consumers today are ready for fast, simultaneous and accurate zoom-and-focus functions in camera phones, and those who are first-to-market with next-generation camera phones will be the winners."

Dick sees the opportunity for camera-phone handset makers to further differentiate their products with this new and powerful technology, while service providers would also benefit from greater system usage by more serious users such as doctors, engineers, realtors and others.

Like its NanoLens™ predecessor, NanoZoom™ is a technology enabler that opens up all kinds of opportunities for new applications, and consequently increased revenue for service providers in the camera phone industry.

Dick added, "Many professionals do not currently use their camera phones for photo-taking and photo-messaging because of poor image quality. All that will change as issues such as speed, size, noise and accuracy are overcome by new technologies."

According to Dick, the possibilities are infinite. Anyone who happens to be in a situation where a quality photograph would be useful for record purposes or for immediate transmission to a third- party, would benefit from this new technology. For example, engineers inspecting buildings or equipment could take quality photographs on their camera phones and transmit them to their colleagues for review and discussion. Such "anytime, anywhere" usage would be just as applicable to doctors, designers and other users who need quality images.

The concept of 'citizen journalists' also has huge potential. South China Morning Post launched its 'Citizen Post' initiative during the WTO meetings in Hong Kong last December, inviting readers to send in digital photos for use in the scmp.com website. The newspaper group is considering making the website a permanent feature as other media groups in the region launch similar initiatives. High image-quality in camera phones expands the number of citizen journalists into potentially the millions.

NanoZoom™ was created by the same team of experts who developed NanoLens™ at Johnson Electric's Value Innovation Center in Shenzhen, China. Experts from Johnson Electric's Nanomotion Ltd in Israel, with their piezo motion technology, provided the foundation while Johnson Electric's Nihon Mini Motor Inc in Japan and Johnson Electric in China took care of micro components and production. As with NanoLens™, the end product NanoZoom™ leapfrogs competition from Japan, USA and Europe.

The alliance with optics specialist Tamron® reinforces the high-end performance niche that NanoZoom™ targets.

Johnson Electric will demonstrate its NanoZoom™ module, together with NanoLens™, at the 3GSM World Congress 2006 in Barcelona, Spain from 13-16 February 2006. Held annually, the 3GSM World Congress is the world's leading mobile communications conference and exhibition. With more than 200 speakers and 700 exhibitors from 171 countries, the event claims to attract more than 30,000 professionals and leaders from the mobile phone industry.

- Ends -

About Johnson Electric Group

The Johnson Electric Group is one of the world's largest providers of micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. The group is headquartered in Hong Kong and employs over 38,000 people in 20 countries worldwide. Johnson Electric Holdings Limited is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Seng Index. For further information please visit: www.johnsonelectric.com

For enquiries, please contact:

CT Hew, GolinHarris
Tel: + (852) 2522-7928
Mobile: + (852) 9132-8828
Fax: + (852) 2810-4780
Email: ct.hew@hewassociates.com

Madison Wai, GolinHarries
Tel: + (852) 2501-7903
Mobile: + (852) 9306-1632
Fax: + (852) 2810-4780
Email: madison.wai@golinharris.com

Johnson Electric Holdings Limited

JOHNSON ELECTRIC
innovating motion

Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, N.T., Hong Kong
Tel: (852) 2663-6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com

For immediate release

Johnson Electric unveils NanoZoom™ camera-phone module

Hong Kong, 12 February 2006 – Johnson Electric Holdings Limited ("Johnson Electric") today released photos of NanoZoom™ (pictured) and will hold product demos at the 3GSM World Congress in Barcelona, Spain, from 13-16 February 2006.

NanoZoom™ is a high-precision motion technology module for in-focus continuous zoom in camera phones. It uses Tamron® optics and is driven by Johnson Nanomotion piezo technology, offering unprecedented silent zoom, speed and optical quality in a compact 3X continuous Zoom interfaced to a 3 Mpixel CMOS sensor.

An "application development toolkit" allows the camera phone designer to rapidly integrate the module and the associated ASIC driver within the camera phone's system.



About Johnson Electric Group

The Johnson Electric Group is one of the world's largest providers of micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. The group is headquartered in Hong Kong and employs over 38,000 people in 20 countries worldwide. Johnson Electric Holdings Limited is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Seng Index. For further information please visit: http://www.johnsonelectric.com.

For enquiries, please contact:

CT Hew, GolinHarris
Tel: + (852) 2522-7928
Mobile: + (852) 9132-8828
Fax: + (852) 2810-4780
Email: ct.hew@hewassociates.com

Madison Wai, GolinHarris
Tel: + (852) 2501-7903
Mobile: + (852) 9306-1632
Fax: + (852) 2810-4780
Email: madison.wai@golinharris.com



JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

DISCLOSURE MADE IN COMPLIANCE WITH RULE 13.18 OF THE LISTING RULES

This announcement is made in compliance with Rule 13.18 of the Listing Rules.

This announcement is made in compliance with the disclosure requirements under Rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

The directors of Johnson Electric Holdings Limited (the "**Company**") announce that the Company entered into a facility agreement with a syndicate of banks on 31 March 2006 (the "**Facility Agreement**") for a term loan facility of up to USD530 million (the "**Facility**"). The Facility is repayable in full on the Final Maturity Date, which is the date falling 60 months after the date of the Facility Agreement.

The Facility Agreement includes, inter alia, terms to the effect that it will be an event of default if Mrs. Wang Koo Yik Chun, her children and various family discretionary trusts (collectively, the "**Wang Family**"):

(i) does not or ceases to beneficially own, directly or indirectly, at least 50.1% of the issued share capital of, and equity interests in the Company, free from security; or

(ii) does not or ceases to have management control over the Company.

If such an event of default occurs, the Facility may be declared immediately repayable.

The Company intends to use the Facility first to repay and discharge in full all amounts outstanding from any of the Company or its subsidiaries under an existing bridge loan, raised to finance the acquisition of shares in Saia-Burgess Electronics Holding AG, and to the extent that any funds remain, for the general corporate purposes of the Company and its subsidiaries.

As at the date of this announcement, the Wang Family is interested in approximately 58.13% of the issued share capital of the Company.

By Order of the Board
Johnson Electric Holdings Limited
Patrick Wang Shui Chung
Chairman and Chief Executive

Hong Kong, 31 March 2006

As at the date of this announcement, the board of directors of the Company comprises Patrick Wang Shui Chung, Winnie Wang Wing Yee, Richard Wang Li-Chung, being the Executive Directors, and Wang Koo Yik Chun, Peter Wang Kin Chung, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Laura May-Lung Cha, Oscar De Paula Bernardes Neto and Michael John Enright, being the Independent Non-Executive Directors.


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

Disclosure made in compliance with Rule 13.09(2) of the Listing Rules

This announcement is made in compliance with Rule 13.09(2) of the Listing Rules.

This announcement is made in compliance with the disclosure requirements under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

Introduction

Reference is made to the announcement dated 26 August 2005 (the "**Announcement**") issued by Johnson Electric Holdings Limited (the "**Company**") announcing the agreement by the Company to make a public tender offer for Saia-Burgess Electronics Holding AG ("**Saia-Burgess**") through an indirect wholly-owned subsidiary. Reference is also made to the announcement dated 17 November 2005 issued by the Company disclosing that 99.3% of the Saia-Burgess Shares were tendered and payment of the Offer Price for the tendered Saia-Burgess Shares was made on 17 November 2005. As a result, the acquisition of Saia-Burgess by Gatebrook Limited, an indirect wholly-owned subsidiary of the Company was completed on 17 November 2005 and the Company initiated the process for cancellation of the remaining Saia-Burgess Shares pursuant to applicable Swiss law and initiated the process for the delisting of all Saia-Burgess Shares from the SWX Swiss Exchange. Unless otherwise defined, capitalized terms used herein shall have the same meanings as defined in the Announcement.

The following is the English language translation of the full announcement made by Saia-Burgess, an indirect subsidiary of the Company, in respect of the cancellation of the remaining Saia-Burgess Shares and delisting of all Saia-Burgess Shares from the SWX Swiss Exchange.

****

Cancellation
of all publicly held registered shares and

Delisting
of all registered shares in

Saia-Burgess Electronics Holding AG
Murten, Switzerland (hereinafter "**Saia-Burgess**"), with a nominal value of CHF 50 each

Legal Basis
On 21 March 2006, the Murten District Court declared all registered shares of Saia-Burgess ("**Saia-Burgess Shares**") held by the public cancelled in accordance with article 33 of the Federal Act on Stock Exchanges and Securities Trading of Switzerland. The court order became final on 24 March 2006. The owners of cancelled Saia-Burgess Shares receive a compensation corresponding to the offer price in the public tender offer by Gatebrook Limited of 27 August 2005:

Compensation
CHF 1,060 in cash per Saia-Burgess Share.

Payment
On Thursday, 27 April 2006, the cancelled Saia-Burgess Shares will be automatically booked out against credit of the offer price to the accounts of the shareholders.

Costs and Taxes
Compensation for Saia-Burgess Shares will be settled free of fees and charges. The Swiss Stamp Duty will be borne by Gatebrook Limited.

Delisting
Saia-Burgess decided to apply for cancellation of the listing ("**Delisting**") of the Saia-Burgess Shares from the SWX Swiss Exchange. By preliminary decision of 4 January 2006, SWX Swiss Exchange approved the application for delisting subject to certain conditions. Subject to final decision of SWX Swiss Exchange, Delisting has been set to be effective 21 April 2006. The last trading day on SWX Swiss Exchange will be 20 April 2006.

Securities Numbers and ISIN
Registered shares of Saia-Burgess Electronics Holding AG with a nominal value of CHF 50 each

Securities no.: 873 861
ISIN: CH0008738616

Place and Date
Murten, 11 April 2006

****

By Order of the Board
Johnson Electric Holdings Limited
Patrick Wang Shui Chung
Chairman and Chief Executive

Hong Kong, 11 April 2006

As at the date of this announcement, the board of directors of the Company comprises Patrick Wang Shui Chung, Winnie Wang Wing Yee, Richard Wang Li-Chung, being the Executive Directors, and Wang Koo Yik Chun, Peter Wang Kin Chung, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Laura May-Lung Cha, Oscar De Paula Bernardes Neto and Michael John Enright, being the Independent Non-Executive Directors.


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

TRADING UPDATE

This announcement is made pursuant to Rule 13.09 of the Listing Rules. Johnson Electric Holdings Limited announces details of information to be covered in discussions with investors and securities analysts ahead of its results announcement for the financial year ended 31st March 2006.

Johnson Electric Holdings Limited ("Johnson Electric" or "the company") is scheduled to report its annual results for the financial year ending 31st March 2006 on 5th June 2006. Ahead of its annual results announcement (and prior to the finalisation of the accounts for the said financial year), the company expects to hold discussions with shareholders, investors, and securities analysts in the normal course of its business that may cover aspects of Johnson Electric's performance for the year.

In order to provide greater disclosure to shareholders and potential investors and to ensure they all receive equal access to the same information at the same time, this performance update statement provides details of the information that may be covered in those discussions.

Sales Trends for 2005-06 Financial Year

For the twelve months to 31st March 2006, Johnson Electric expects to report that total sales increased by approximately 33% over the prior financial year. This increase is primarily due to the sales contributions of Saia-Burgess Electronics Holding AG and Parlex Corporation for the five month period since they were acquired in November 2005.

The Group's core Automotive and Commercial motor divisions, representing approximately 77% of total sales for the year, experienced a broadly similar rate of growth in the second half of the year compared to the first half. Overall sales for the Automotive and Commercial motor divisions increased by approximately 3% over the prior year.

Impact of Raw Material Price Increases

As detailed in Johnson Electric's half-year results announcement in early December 2005, the profitability of the Group has been severely affected by quite unprecedented increases in the cost of raw material components used in motor manufacturing – particularly copper and steel which together represent the largest portion of the Group's materials purchases.

Johnson Electric seeks to reduce material price volatility through customary hedging contracts and negotiated terms with suppliers. The company also continues to make significant progress in improving its production efficiency through a variety of operational initiatives including in-sourcing the production of selected components and transitioning manufacturing of certain product lines from higher cost countries to the Group's principal manufacturing facility in southern China.

The positive effects of hedging strategies and operational improvement initiatives, however, were more than offset by the negative impact of sharply higher raw material costs, as well as sustained price pressure in some parts of the automotive sector. As a result, gross profits in the Automotive and Commercial motor divisions decreased by approximately 12% compared to the prior year.

Restructuring Charges and the Accounting Impact of Recent Acquisitions

The completion of the Saia-Burgess Electronics and Parlex acquisitions during the year has resulted in a number of restructuring initiatives designed to improve the long-term economic performance of these businesses and the expanded Johnson Electric Group. In the financial year ended 31st March 2006, the Group expects to report total restructuring charges and provisions associated with these acquisitions, as well as certain other one-time restructuring charges and provisions related to the closing of overseas facilities, of approximately US$17 million.

In addition, under new accounting standards *(HKFRS3, Business Combinations)*, investors should note that acquirers are required to record separately the intangible assets of the acquired businesses at the date of acquisition, and to amortise them. Thus the acquisition and consolidation of Saia-Burgess Electronics and Parlex into Johnson Electric will result in the amortisation of their intangible assets over periods ranging from 10 years to 25 years depending on the nature of the intangible asset. This is expected to result in an amortisation charge against earnings in the financial year ending 31st March 2006 of approximately US$7 million.

Overall Impact on Profitability

As a consequence of increased operating expenses due to exceptionally high commodity prices, acquisition-related restructuring and amortisation charges, and certain one-time business restructuring charges and provisions, Johnson Electric's profit attributable to shareholders for the financial year ending 31st March 2006 is expected to decrease by between 30% and 35% compared to the preceding financial year.

Chairman's Comments

Commenting on this trading update, Mr. Patrick Wang, Chairman and Chief Executive of Johnson Electric, said, "The past year has been an important and challenging one for the company. The acquisitions of Saia-Burgess and Parlex represent exciting and essential elements in positioning Johnson Electric for long-term success in our "motion" systems markets."

"Those strategic advances, however, are being made in the context of a difficult operating environment marked by dramatic raw material cost increases that have significantly depressed near-term gross margins and more than outweighed the positive ongoing progress management has made in improving operational effectiveness and containing overheads."

Johnson Electric is scheduled to report its results for the 2005-06 financial year on 5th June 2006.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities.

As at the date of this announcement, the board of directors of the company comprises Patrick Wang Shui Chung, Winnie Wang Wing Yee, Richard Wang Li-Chung, being the Executive Directors, and Wang Koo Yik Chun, Peter Wang Kin Chung, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Laura May-Lung Cha, Oscar De Paula Bernardes Neto and Michael John Enright, being the Independent Non-Executive Directors.

By Order of the Board
Johnson Electric Holdings Limited
Patrick Wang Shui Chung
Chairman and Chief Executive

27th April 2006

JOHNSON ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31ST MARCH 2006

FINANCIAL HIGHLIGHTS

- Total sales US$1,526 million – up 33%
- EBITDA excluding restructuring charges and provisions was US$201 million – a decrease of 5%
- Net earnings attributable to equity holders decreased 33% to US$94 million
- Net cash generated from operating activities US$159 million – up 30%
- Earnings per share for equity holders was 2.56 US cents
- Dividends per share 1.67 US cents

The Directors announce that the audited consolidated profit attributable to equity holders for the year ended 31st March 2006 was US$93,990,000, a decrease of 33% over the corresponding year in 2005.

FINANCIAL RESULTS
The audited consolidated profit and loss account for the year ended 31st March 2006 together with restated comparative figures for the corresponding year in 2005 is set out below:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	2006 US$'000	(restated) 2005 US$'000
Turnover	2	1,526,328	1,143,783
Cost of goods sold		(1,149,235)	(795,625)
Gross profit		377,093	348,158
Other gains, net		13,155	4,320
Selling and administrative expenses		(251,529)	(188,583)
Restructuring costs/provisions	3	(17,248)	(9,992)
Operating profit	4	121,471	153,903
Finance costs	5	(7,618)	(308)
Share of profits less losses of jointly controlled entities/associated companies		2,398	2,851
Profit before income tax		116,251	156,446
Income tax expenses	6	(21,884)	(15,193)
Profit for the year		94,367	141,253
Attributable to:			
Equity holders of the company		93,990	141,229
Minority interests		377	24
		94,367	141,253
Dividends	7	61,230	73,005
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
Basic	8	2.56	3.84
Diluted	8	2.56	3.84

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	2006 US$'000	(restated) 2005 US$'000
Intangibles		631,592	43,335
Properties, plant and equipment		378,543	244,115
Investment properties		17,202	8,356
Leasehold land and land use rights		25,355	27,877
Other non-current assets		56,873	55,047
Current assets			
Stocks and work in progress		233,379	160,771
Trade and other receivables	9	418,177	278,028
Derivative financial instruments		7,989	–
Other financial assets at fair value through profit or loss		2,707	–
Other investments		–	58,813
Income tax recoverable		3,716	9,168
Bank balances and cash		238,510	176,321
		904,478	683,101
Current liabilities			
Trade and other payables	10	287,688	179,202
Current income tax liabilities		18,349	4,466
Derivative financial instruments		579	–
Borrowings		184,920	12,970
Provisions and other liabilities		12,542	2,891
		504,078	199,529
Net current assets		400,400	483,572
Total assets less current liabilities		1,509,965	862,302
Non-current liabilities			
Borrowings		523,193	3,018
Deferred income tax liabilities		88,069	23,268
Provisions and other liabilities		42,899	16,649
		654,161	42,935
NET ASSETS		855,804	819,367
EQUITY			
Share capital		81,412	83,780
Reserves		724,093	682,669
Proposed dividends		40,035	51,810
		845,540	818,259
Minority interests		10,264	1,108
TOTAL EQUITY		855,804	819,367

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 31ST MARCH 2006

	2006 US$'000	2005 US$'000
Gain on revaluation of properties, plant and equipment transfer to investment properties	2,368	462
Deferred tax effect on gain on revaluation of properties, plant and equipment transfer to investment properties	(414)	–
Deferred tax effect on investment properties upon the adoption of HKAS – Int 21	–	63
Revaluation surplus realised upon disposal of investment properties	–	(822)
Fair value losses on available-for-sale financial assets	(627)	–
Fair value gain on hedging instruments	6,724	–
Deferred tax effect on fair value gain in hedging instruments	(1,177)	–
Actuarial gains of defined benefit plan upon the adoption of HKAS 19 (Amendment)	5,777	–
Deferred tax effect on actuarial gain of defined benefit plan upon the adoption of HKAS 19 (Amendment)	(1,058)	–
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	(7,359)	8,030
Net income recognised directly in equity	4,234	7,733
Profit for the year	94,367	141,253
Total recognised income for the year	98,601	148,986

Note:

1. **Principal accounting policies**
The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and investment properties, which are carried at fair value.

In 2005/06, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 19 (Amendment)	Actuarial gains and losses
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 12	Scope of HKAS-Int 12 Consolidation – Special Purpose Entities
HKAS-Int 15	Operating Leases – Incentives
HKAS-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27, 28, 31, 33 and HKAS-Ints 12 & 15 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest, investment properties, share of net after-tax results of associates and jointly controlled entities and other disclosures.
- HKASs 2, 7, 8, 10, 16, 23, 27, 28, 31, 33 and HKAS-Ints 12 and 15 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from properties, plant and equipment to operating leases. The up-front prepayments made for the leasehold land and land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land and land use rights was accounted for at cost less accumulated depreciation and accumulated impairment.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of other financial assets at fair value through profit or loss and available-for-sale financial assets.

The adoption of revised HKAS 40 has resulted in a change in the accounting policy of which the changes in fair values are recorded in the profit and loss account as part of other gains, net. In prior years, the increases in fair value were credited to the investment properties revaluation reserve. Decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the profit and loss account.

The adoption of revised HKAS-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset was expected to be recovered through sale.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st March 2005, the provision of share options to employees did not result in an expense in the profit and loss account. Effective 1st April 2005, the Group expenses the cost of share options in the profit and loss account. As a transitional provision, the cost of share options granted after 7th November 2002 which had not yet vested on 1st April 2005 was expensed retrospectively in the profit and loss account of the respective periods.

The adoption of amendment to HKAS 19 provides an option of recognising actuarial gains and losses in full in the year in which they occur, outside profit and loss account, in reserves. The Group has elected to take the option to recognise all actuarial gains and losses, including those actuarial gains and losses previously included as part of the transitional unrecognised liabilities on initial adoption of SSAP 34, Employee benefits. In prior years, cumulative unrecognised net actuarial gains and losses, to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets, were recognised in the profit and loss account over the average remaining service lives of employees.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill.

Until 31st March 2005, goodwill was:

- Amortised on a straight line basis over a period ranging from 5 to 20 years; and
- Assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3:

- The Group ceased amortisation of goodwill from 1st April 2005;
- Accumulated amortisation as at 31st March 2005 has been eliminated with a corresponding decrease in the cost of goodwill;
- From the year ending 31st March 2006 onwards, goodwill will be tested annually for impairment, as well as when there is indication of impairment.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 16 – the initial measurement of an item of properties, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;
- HKAS 21 – prospective accounting for goodwill and fair value adjustments as part of foreign operations;
- HKAS 39 – does not permit to recognise, not recognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments securities and other investments and also to hedge relationships for the 2004/05 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1st April 2005;
- HKAS 40 – since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information, any adjustment should be made to the retained earnings as at 1st April 2005, including the reclassification of any amount held in revaluation surplus for investment property;
- HKAS-Int 15 – does not require the recognition of incentives for leases beginning before 1st April 2005;
- HKFRS 2 – only retrospective application for all equity instruments granted after 7th November 2002 and not vested at 1st April 2005; and
- HKFRS 3 – prospectively after the adoption date.

Effect of adopting HKAS 17, 19(Amendment), 32, 39, 40 and HKFRS 2 on the Group's consolidated profit and loss account are as follows:

	Year ended 31st March 2006						Year ended 31st March 2005			
	HKAS 1	HKAS 17	Amendment to HKAS 19	HKAS 32 & 39	HKAS 40	HKFRS 2	HKAS 1	HKAS 17	HKFRS 2	HKAS-Int 21
Decrease in cost of sales	-	-	-	231	-	-	-	-	-	-
Increase in other gains, net	-	-	-	-	5,471	-	-	-	-	-
(Increase)/decrease in selling and administrative expenses	-	48	-	24	-	110	-	125	(544)	-

Effect of adopting HKAS 1, 17, 19(Amendment), 32, 36, 38, 39, 40, HKFRS 2, 3 and HKAS-Int 21 on the Group's condensed consolidated balance sheet are as follows:

	31st March 2006						1st April 2005 HKFRS 3, HKAS 36 & 38	31st March 2005			
	HKAS 1	HKAS 17	Amendment to HKAS 19	HKAS 32 & 39	HKAS 40	HKFRS 2		HKAS 1	HKAS 17	HKFRS 2	HKAS-Int 21
Increase in intangibles	-	-	-	-	-	-	1,164	-	-	-	-
Decrease in employee benefit obligations	-	-	(5,777)	-	-	-	-	-	-	-	-
Decrease in properties, plant and equipment	(17,201)	(25,572)	-	-	-	-	-	(8,356)	(27,877)	-	-
Increase in investment properties	17,201	-	-	-	-	-	-	8,356	-	-	-
Increase in leasehold land	-	25,355	-	-	-	-	-	-	27,877	-	-
Increase in available-for-sale financial assets	-	-	-	5,294	-	-	-	-	-	-	-
Increase in trade and other receivables	-	-	-	225	-	-	-	-	-	-	-
Increase in other financial assets through profit or loss	-	-	-	1,700	-	-	-	-	-	-	-
Increase in bank loans and overdrafts	-	-	-	225	-	-	-	-	-	-	-
Increase in derivative financial instruments											
– Assets	-	-	-	7,989	-	-	-	-	-	-	-
– Liabilities	-	-	-	579	-	-	-	-	-	-	-
Increase in hedging reserve	-	-	-	5,547	-	-	-	-	-	-	-
Increase in deferred tax liability	-	-	1,053	1,171	-	-	-	-	-	-	1,376
Increase in other reserve	-	-	-	238	-	-	-	-	-	-	-
Increase in share option reserve	-	-	-	-	-	681	-	-	-	891	-
Decrease in investment properties revaluation reserve	-	-	-	-	(5,487)	-	-	-	-	-	(1,376)
Increase/(decrease) in retained earnings	-	(177)	4,719	1,851	5,487	(681)	1,164	-	(125)	(891)	-

2. **Segment information**
The principal operations of the Group are the manufacture, sale and trading of motors, electromechanical components and materials.

(a) *Primary reporting format – geographical segments*
The Group's business operates in three geographical areas by manufacturing location.

	Asia 2006 US$'000	America 2006 US$'000	Europe 2006 US$'000	Group 2006 US$'000
Sales	954,090	120,992	451,246	1,526,328
Operating profit/(loss)	126,773	29	(5,331)	121,471
Finance costs				(7,618)
Share of profits less losses of jointly controlled entities and associated companies	2,375	–	23	2,398
Profit before income tax				116,251
Income tax expenses				(21,884)
Profit for the year				94,367

	Asia 2005 US$'000	America 2005 US$'000	Europe 2005 US$'000	Group 2005 (Restated) US$'000
Sales	783,640	80,880	279,263	1,143,783
Operating profit/(loss)	157,728	(9,767)	5,942	153,903
Finance costs				(308)
Share of profits less losses of jointly controlled entities and associated companies	2,840	-	11	2,851
Profit before income tax				156,446
Income tax expenses				(15,193)
Profit for the year				141,253

Sales by geographical destinations of customers:

	2006 US$'000	2005 US$'000
Asia	510,969	382,359
America	396,183	314,411
Europe	619,176	447,013
	1,526,328	1,143,783

(b) *Secondary reporting format – business segments*
Sales by business segments

	2006 US$'000	2005 US$'000
Manufacturing and sales	1,460,574	1,138,024
Trading	65,754	5,759
	1,526,328	1,143,783

3. **Restructuring costs/provisions**
Including the newly acquired business, the Group announced closure of certain plants in Europe and US. The costs incurred during the year mainly represent asset write-offs, severance payments and provisions for other shutdown costs.

	2006 US$'000	2005 US$'000
Asset write-offs (including provision for impairment)	3,154	–
Other costs	14,094	9,992
Total provision	17,248	9,992

4. **Depreciation and amortisation**
During the year, depreciation of US$54,394,000 (2005 restated: US$45,355,000) in respect of properties, plant and equipment, amortisation of US$318,000 (2005 restated: US$318,000) in respect of leasehold land and land-use right and amortisation of US$7,828,000 (2005: US$3,313,000) in respect of intangibles were charged in the profit and loss account.

5. **Finance costs**
Interest expense for the year amounted to US$7,618,000. The increase is mainly due to the finance costs incurred on the US$520,718,000 bridge loan to fund the Saia-Burgess acquisition.

6. **Income tax expenses**
Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year. Overseas tax has been provided at the applicable rates on the estimated assessable profit in respective countries of operations for the year.

	2006 US$'000	(restated) 2005 US$'000
Current taxation		
Hong Kong profits tax	(6,070)	(8,599)
Overseas taxation	(19,554)	(3,789)
(Under)/over provisions in prior years	(2,656)	1,014
	(28,280)	(11,374)
Deferred income tax	6,396	(3,819)
	(21,884)	(15,193)

Taxes on profits increased 44.0% to US$21,884,000, compared to US$15,193,000 in the previous year mainly due to the decrease in deferred taxation and the increase of overseas taxation in relation to the Group's operations in Europe and North America.

7. **Dividends**

	2006 US$'000	2005 US$'000
Interim, paid, of 0.58 US cents per share (2005: 0.58 US cents)	21,195	21,195
Final, proposed, of 1.09 US cents per share (2005: 1.41 US cents)	40,035	51,810
	61,230	73,005

8. **Earnings per share**
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares 3,672,599,405 (2005: 3,673,788,920) in issue during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

Diluted earnings per share equals basic earnings per share because there were no potential dilutive ordinary shares outstanding during the year ended 31st March 2006.

9. **Trade and other receivables**
The Group normally grants credit period range from 30 to 90 days to its trade customers. The trade and other receivables included trade receivables of US$375,558,000 (2005: US$233,474,000). The ageing analysis of trade receivables was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 31st March, 2006	284,475	41,226	49,857	375,558
Balance at 31st March, 2005	162,847	36,254	34,373	233,474

10. **Trade and other payables**
The trade and other payables included trade payables of US$194,925,000 (2005: US$128,255,000). The ageing analysis of trade payables was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 31st March, 2006	151,055	15,652	28,218	194,925
Balance at 31st March, 2005	91,124	15,888	21,243	128,255

FINAL DIVIDEND
The Board has resolved to recommend at the forthcoming Annual General Meeting to be held on 20th July 2006 payment of a final dividend of 8.5 HK cents equivalent to 1.09 US cents per share (2005: 11 HK cents or 1.41 US cents) payable on 26th July 2006 to persons who are registered shareholders of the Company on 20th July 2006 making a total distribution of 13 HK cents equivalent to 1.67 US cents per share for the year ended 31st March 2006 (2005: 15.5 HK cents or 1.99 US cents).

CLOSING REGISTER OF SHAREHOLDERS
The Register of Shareholders of the Company will be closed from Monday, 17th July 2006 to Thursday, 20th July 2006, both dates inclusive, during which no transfer of shares will be registered.

In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration, not later than 4:00 p.m. on Friday, 14th July 2006.

CHAIRMAN'S STATEMENT
To Our Shareholders,

The 2006 financial year marked an important watershed in Johnson Electric's development.

Through the acquisitions of Saia-Burgess Electronics Holding AG and Parlex Corporation we are transforming ourselves into a dynamic and truly multinational business with unrivalled technology and capabilities that span DC motors, stepper motors, solenoids, actuators, precision gears, precision plastics, and flexible printed circuits. The Johnson Electric Group is now uniquely positioned to lead our industry in providing innovative motor and "motion" system solutions to our growing global customer base.

These essential strategic advances, however, are being made in the context of a difficult operating environment marked by dramatic raw material price volatility that has significantly depressed near-term gross margins and more than outweighed the ongoing progress management has made in improving operational effectiveness and containing overheads.

Summary of 2005-06 Results

- For the financial year ended 31st March 2006, total sales were a record US$1,526 million – an increase of 33% compared to the 2005 financial year
- Excluding restructuring charges and provisions, operating profits were US$139 million, a decrease of 15%
- Net earnings attributable to shareholders after restructuring charges and provisions declined 33% to US$94 million or 2.56 US cents per share
- The Board has recommended a final dividend of 1.09 US cents per share, which together with the interim dividend of 0.58 US cents per share, represents a total dividend of 1.67 US cents per share

Sales Performance
The major factor behind the strong sales increase for the year was the additional contributions of Saia-Burgess Electronics and Parlex for the five month period since they were acquired in November 2005. In Johnson Electric's Automotive and Commercial Motors Groups sales grew by 3% in the year – reflecting relatively soft market conditions.

The Automotive Motors Group ("AMG") achieved sales of US$643 million, representing a growth rate of 5% compared to the prior year. With the exception of the Body Instruments business unit, where year-on-year sales were flat, all AMG business units grew sales during the year – a creditable performance given the severe structural problems that continue to affect the North American and European automotive industries.

The Commercial Motors Group ("CMG") achieved sales of US$532 million, an increase of 2% over the prior year. Strong growth in the Home Appliance and Business Equipment/Personal Products business units was partially offset by weaker performances in the Power Tools and Audio-Visual product application segments which experienced heightened price competition. The CMG division overall continues to make good progress in shifting the mix of its business to focus on differentiated products where Johnson Electric commands a stronger market position and better pricing power. Nanomotion Ltd., the Group's Israel-based producer of high precision piezo ceramic motors, continues to make progress in developing a range of advanced technological solutions to support the Group's penetration into new markets.

Commodity Price Increases Continue to Pressure Gross Margins

Good progress towards securing our long-term competitiveness contrasted with the negative impact of higher raw material costs during the year. For the third year in succession, the Group's cost of materials increased due to the sharp rise in global commodity prices.

The market price for copper, for example, increased by more than 50% during the financial year – and is presently more than four times its level of three years ago. In the case of steel, although market prices declined during the second-half of the year, the Group did not benefit significantly from this during the period due to the timing and extended nature of its purchase contracts with its steel suppliers.

On-going operational efficiency improvements and copper hedging strategies helped to partially offset these negative trends. Nonetheless, the overall impact of higher material costs, as well as competitive price pressures in some market segments, reduced gross profits in the Automotive and Commercial motor divisions by approximately 11% compared to the prior year.

Restructuring Charges and the Accounting Impact of Recent Acquisitions

The completion of the Saia-Burgess Electronics and Parlex acquisitions resulted in a number of restructuring initiatives designed to improve the long-term economic performance of these businesses and the expanded Johnson Electric Group. These initiatives, as well as certain other one-time restructuring charges and provisions related to the closing of overseas facilities, resulted in restructuring costs of approximately US$17 million.

The company incurred an amortisation charge of US$6 million due to the requirement to amortise the intangible assets of acquired businesses over periods ranging from 5 years to 25 years.

The overall effects of high commodity prices, business restructuring expenses, and amortisation charges related to our recent acquisitions, resulted in an unsatisfactory decrease in net income for the year.

Building a Platform for Sustaining Long-Term Competitive Advantage

For many years now, a central element of Johnson Electric's corporate strategy has been to leverage our low-cost, large-scale manufacturing platform in China to build a leading market position serving global OEM customers. By exploiting that market leadership to invest in elements of the business that our customers also value (speed to market, for example), we have been able to grow market share and volumes – hence further building the company's scale and reinforcing its low cost position.

Looking to the future, a component manufacturing business such as ours must continue to exploit its scale and improve its operational efficiency to achieve further cost reductions. In this regard, we are making steady progress in refining the effectiveness of our China manufacturing operations and global supply chain through a variety of lean manufacturing and Gemba Kaizen improvement techniques.

At the same time, however, it is imperative that we act to *sustain* our competitive advantage by investing in new capabilities that will effectively differentiate our products in the marketplace.

The acquisition of Saia-Burgess Electronics is an essential piece in this strategy and we are satisfied with the progress of this business to date. It brings to Johnson Electric a combination of technology and talent that complements and extends the Group's ability to develop innovative and integrated motion systems. The value-creation opportunity here is both to lower costs by leveraging Johnson Electric's cost base in China (though we do expect to achieve significant purchasing and manufacturing synergies in this area) and enable the Group to offer smart, value-adding solutions to customers across a spectrum of closely related products areas in ways that our competitors cannot match.

Similarly, the addition of Parlex – though a much smaller business – provides new capabilities for Johnson Electric to extend its reach in electronics and electronic assemblies which are becoming an increasingly important feature in the markets where we compete. Although the current operational model of Parlex requires further reshaping to achieve the level of profitability we demand, the business is already beginning to benefit from new business opportunities sourced from other parts of Johnson Electric and Saia-Burgess Electronics which utilise flexible printed circuits inside existing motor and actuator sub-systems.

Future Prospects

Looking ahead, Johnson Electric is well positioned fo. the 2006-07 financial year and for the longer term.

The steps that we have taken over the past twelve months have significantly enhanced the value-creation potential of our business. Turning that potential into reality, of course, will require further hard work and disciplined execution. A systematic and wide-ranging integration process is well underway to bring out the best of the combined Johnson Electric and Saia-Burgess businesses and to achieve genuine benefits in terms of superior revenue growth and operational cost savings. At Parlex, we are also optimistic that the business is on track to make a positive contribution to both the expanded technology offering and profits of the Group.

Business units serving our traditional micro-motor markets will continue to focus on those customer segments where we are able to differentiate our product offering to achieve attractive margins. In the near-term, we also anticipate an improvement in gross margins as a result of the raw material purchasing contracts that we currently have in place.

The full-year contributions of recent acquisitions can be expected to result in the Group generating annual sales of approximately US$2 billion and, barring unforeseen circumstances, we aim to achieve an improvement in the bottom-line performance in the 2006-07 financial year.

On behalf of the Board, I would like to thank all of our customers, shareholders, suppliers, and employees for their continued support.

FINANCIAL REVIEW

Overview

Total turnover was US$1,526 million, an increase of 33% over the level in the prior year. This increase is primary due to the sales contributions of Saia-Burgess and Parlex for the five month period since they were acquired in November 2005.

The Group reported profit attributable to shareholders of US$94.0 million, or 2.56 US cents per share for the year ended 31st March 2006, compared to the restated profit attributable to shareholders of US$141.2 million or 3.84 US cents per share in 2004/05. Profit attributable to shareholders for the year was reduced by pre-tax restructuring costs/ provisions of US$17.2 million (US$10.0 million for the prior year) and amortization of intangible assets of US$7.8 million (US$3.3 million for the prior year).

In November 2005, Johnson Electric made two strategic acquisitions: Saia-Burgess and Parlex. Saia-Burgess is a leading supplier of stepper motors, switches, actuators, sensors and electronic controllers to customers within the automotive, industrial, medical, home appliance, and infrastructure automation industries and Parlex is a provider of flexible interconnect solutions to a wide range of end market applications for global customers. The total consideration for these two acquisitions amounted to US$599.0 million and their addition has resulted in a significant change to the revenues, assets, working capital, and borrowings of the Group compared to a year ago.

The Johnson Electric Group now has a significant investment in intangible assets. The total amount attributable to intangible assets at the end of the year is US$631.6 million, including US$265.0 million of intangible assets such as Patents, Technology, Brands, Development Cost and Customer Relationships, and US$366.6 million of Goodwill.

Group had borrowings of US$708.1 million at the year end offset in part by cash balances of $238.5 million. At 31st March 2006, the Group had an outstanding bridge loan in the amount of US$520.7 million. This had been taken out in November 2005 for the purpose of funding the purchase of shares in Saia-Burgess. At 31st March 2006, the Company also had in place a facility agreement with a syndicate of banks for a five-year loan facility of up to US$530.0 million for the express purpose of refinancing the bridge loan. This facility was drawn down on 6th April 2006 to refinance in full the bridge loan. The five-year loan is repayable in full on the Final Maturity Date, 31st March 2011. The cash flow remained strong with a total of US$159.3 million net cash generated from operating activities in the year.

Turnover

The sales for the Automotive and Commercial Motors Divisions (AMG and CMG), representing 77% of the total sales, increased by approximately 3% over the prior year. The Saia-Burgess business units added US$227 million of new revenue to the Group in the 5 months since acquisition.

Cost of Sales and Gross Margins

The profitability of the Group has been affected by the unprecedented increase cost of raw material components used for motor manufacturing – particularly copper and steel which together represent the largest portion of the Group's material purchases. These adverse impacts have been partially offset by the benefits gained from restructuring in prior periods and through an ongoing drive for productivity.

The Group's gross margins as a percentage of sales decreased from 30.4% for 2004/05 to 24.7% for the current year. Sales of scrap material were taken into account in the determination of the cost of material consumed.

Saia-Burgess' gross margins for the five month period since acquisition was US$55.3 million, representing 24.4% as a percentage of sales in that business.

With the actions taken and being taken to hedge copper, to purchase steel in an effective manner, to continue process and productivity improvements, to address customer pricing issues, and to integrate the recent acquisitions, the Group aims to achieve some improvement in gross margins in the coming year. This forecast is based on current market conditions and is subject to unforeseen circumstances.

Other gains increased from US$4.3 million to US$13.1 million. This improvement was mainly due to the increase of interest income of US$3.2 million and gain on the revaluation of investment properties of US$5.7 million.

SG&A expenses increased 33.4% to US$251.5 million, but as a percentage of sales remained at 16.5%. The increase reflects the impact of the additional SG&A for Saia-Burgess and Parlex which amounted to an additional US$50.4 million for the five month period since acquisition.

Under the new accounting standards, acquirers are required to record separately the intangible assets of the acquired businesses at the date of acquisition, and to amortize them. Thus the consolidation of Saia-Burgess and Parlex into Johnson Electric will result in amortization of their intangibles assets over periods ranging from 5 years to 25 years depending on the nature of the intangible asset. The amortization for the five month period is US$6.2 million.

The Group recorded restructuring costs and provisions in the year which total US$17.2 million.

Restructuring initiatives in Saia-Burgess and Parlex following their acquisition, which are designed to improve the long-term economic performance of these businesses and the expanded Johnson Electric Group, resulted in costs and provisions which amounted to US$8.9 million.

There were also restructuring costs and provisions in other segments of the business which relate to initiatives in Spain, the US, the UK, and China. These amounted to US$8.3 million.

Finance costs for the year amounted to US$7.6 million. The increase is mainly due to the finance cost incurred on the US$520.7 million bridge loan to fund the Saia-Burgess acquisition.

Income tax expenses increased to US$21.9 million, compared to US$15.2 million in the previous year due mainly to the decrease in deferred taxation and increase of overseas taxation in relation to the Group's operations in Europe and North America.

Excluding the restructuring costs and provisions, EBIT was US$138.7 million, a decrease of US$25.2 million or 15.4%. The Group's "EBIT (before restructuring costs and provisions)" decreased from 14.3% as a percentage of sales in the prior year to 9.1% this year.

CAPITAL STRUCTURE, LIQUIDITY AND FINANCIAL LEVERAGE

The Group's financial resources and liquidity remained healthy throughout the year. Net borrowings (total borrowings net of cash and other financial assets at fair value through profit or loss) at 31 March 2006 was US$466.9 million and the Group gearing ratio (calculated on the total borrowings net of cash and other financial assets at fair value through profit or loss to the shareholders) was 55.2%.

The Group interest coverage ratio (profit before tax and interest expense divided by interest expense) is 16 times, compared to 508 times for prior year. Interest expense of US$7.6 million was incurred on the loans for the acquisition of the Saia-Burgess and on the loans to fund the Group's operational requirements.

For day-to-day liquidity management and to maintain flexibility in funding, the Group also has access to significant unutilized short-term borrowing facilities provided by its relationship banks not less than US$200 million.

Funding requirements for capital expenditures are expected to be met by internal cash flows and there are currently no plans to make any significant change in the rate of capital expenditures compared to recent years.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The financial risk management of the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

For the AMG and CMG business units the major revenue generating currencies continue to be the US dollar, the Euro and the Japanese Yen. For the year to 31st March 2006, of the sales from these business units, 60% were in US dollars; 32% in Euro for certain sales to Europe; and 8% in Japanese Yen for certain sales to Japan. The major currencies used for purchases of materials and services are the US dollar, the Euro, the Hong Kong dollar and the Japanese Yen. Aside from the US dollar and Hong Kong dollar (which is pegged to the US dollar), material open foreign exchange exposures are hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations. Such contracts normally have a duration of less than 4 months.

The revenues and costs for Saia-Burgess and Parlex are denominated mainly in Euro and US dollars respectively and no material currency exposure is present in these businesses.

Cash and Borrowings

As at 31st March 2006, bank balances and cash (comprising cash and other financial assets at fair value through profit or loss) increased to US$241.2 million, up US$6.1 million from US$235.1 million at the previous year-end.

As at 31st March 2006, 73% of these cash balances was held in US dollars (compared to 63% a year ago); and the average duration of the Group's interest-bearing securities and time deposits was increased to 0.7 month, compared to 0.6 month previously. Hence, the price sensitivity to interest rate movements and the foreign exchange risk of such investments continued to be immaterial.

At the balance sheet date, total borrowings amounted to US$708.1 million, an increase of US$692.1 million from US$16.0 million at the previous year-end. The increase is mainly due to the bridge loan of US$520.7 million drawn down in November, 2005 to finance the acquisition of Saia-Burgess and the consolidation of the Saia-Burgess and Parlex borrowings of US$172.6 million for working capital management.

The Group's borrowings are mainly denominated in US dollar and Swiss Francs. The bridge loan which is denominated in Swiss Francs was hedged by the Group's investment in Saia-Burgess and the Group therefore has no significant exposure to foreign exchange fluctuations in relation to borrowings.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders.

The monitoring and assessment of certain governance matters are allocated to four committees: Audit Committee, Remuneration Committee, Nomination And Corporate Governance Committee and Board Committee which operate under defined terms of reference and are required to report to the full board on a regular basis.

Full details of the Corporate Governance Report are set out in the Annual Report 2006 of the Company.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the year ended 31st March 2006, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules, except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Wang Shui Chung is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board, which is comprised of a majority of independent non-executive directors, believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the year ended 31st March 2006. No incident of non-compliance was noted by the Company to date in 2005/06.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

REVIEW OF ANNUAL RESULTS

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and the annual results for the year ended 31st March 2006.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This results announcement is published on the websites of the Company (www.johnsonelectric.com) and the Stock Exchange (www.hkex.com.hk). The Company's Annual Report 2006 will be despatched to the shareholders and available on the same websites on or before 28th June 2006.

BOARD OF DIRECTORS

As at the date of this announcement, the board of directors of the Company comprises Patrick Wang Shui Chung, Winnie Wang Wing Yee, Richard Wang Li-Chung, being the Executive Directors, and Wang Koo Yik Chun, Peter Wang Kin Chung, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Laura May-Lung Cha, Oscar De Paula Bernardes Neto and Michael John Enright, being the Independent Non-Executive Directors.

On behalf of the board of directors
Patrick Wang Shui Chung
Chairman and Chief Executive

Hong Kong, 5th June 2006

Website: www.johnsonelectric.com


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Johnson Electric Holdings Limited (the "Company") will be held at Taishan Room, Level 5, Island Shangri-La, Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Thursday, 20th July 2006 at 12:00 noon for the following purposes:

1. To receive and adopt the Audited Consolidated Accounts and the Reports of the Directors and of the Auditors for the year ended 31st March 2006;
2. To declare a final dividend in respect of the year ended 31st March 2006;
3. To re-elect the following Directors:
   (a) Ms. Winnie Wing-Yee Wang as an executive director;
   (b) Mr. Richard Li-Chung Wang as an executive director;
   (c) Mr. Peter Stuart Allenby Edwards as an independent non-executive director;
   (d) Mr. Patrick Blackwell Paul as an independent non-executive director;
   (e) Prof. Michael John Enright as an independent non-executive director;
4. To confirm the fees of Directors;
5. To re-appoint Auditors and to authorise the Directors to fix their remuneration;
6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT the number of directors of the Company be fixed at 15 and that the Directors be authorized to elect or appoint additional directors up to the maximum of 15.";
7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (c), the exercise by the Directors of the Company during the relevant period of all the powers of the Company to issue, allot and dispose of additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the relevant period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the relevant period;

   (c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to

   (i) a Rights Issue; or

   (ii) the exercise of options granted under the Company's Share Option Scheme,

   shall not exceed the aggregate of 5 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution:

   "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting; and

   "Rights Issue" means an offer of shares or other securities to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).";
8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT:

   (a) the exercise by the Directors during the relevant period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases by the Company pursuant to the approval in paragraph (a) during the relevant period, shall be no more than 10 per cent. of the aggregate nominal amount of the existing issued share capital of the Company, at the date of the passing of this Resolution, and the authority pursuant to paragraph (a) shall be limited accordingly;

   (c) for the purposes of this Resolution, "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting.";
9. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the notice convening this meeting, the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate shall be added by an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 8 in the notice convening this meeting, provided that such additional amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.".

By order of the Board
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 26th June 2006

Website: www.johnsonelectric.com

Notes:

1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a Shareholder of the Company. Completion and return of the proxy form will not preclude a Shareholder from attending and voting in person.
2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the principal place of business of the Company at Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, N.T., Hong Kong not less than 48 hours before the time appointed for holding of the Meeting.
3. The transfer books and the register of members of the Company will be closed from Monday, 17th July 2006 to Thursday, 20th July 2006, both dates inclusive, during which no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration not later than 4:00 p.m. on Friday, 14th July 2006.
4. As at the date of this announcement, the Board of Directors of the Company consists of:

Yik-Chun Koo Wang	*Honorary Chairman*
Patrick Shui-Chung Wang	*Chairman and Chief Executive*
Winnie Wing-Yee Wang	*Vice-Chairman*
Richard Li-Chung Wang	*Executive Director*
Peter Stuart Allenby Edwards	*Independent Non-Executive Director*
Patrick Blackwell Paul	*Independent Non-Executive Director*
Arkadi Kuhlmann	*Independent Non-Executive Director*
Laura May-Lung Cha	*Independent Non-Executive Director*
Peter Kin-Chung Wang	*Non-Executive Director*
Oscar De Paula Bernardes Neto	*Independent Non-Executive Director*
Michael John Enright	*Independent Non-Executive Director*

JOHNSON ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

ANNUAL GENERAL MEETING HELD ON 20TH JULY 2006 – POLL RESULTS

The poll results in respect of the resolutions proposed and seconded at the Annual General Meeting (the "AGM") of Johnson Electric Holdings Limited (the "Company") held at Taishan Room, Level 5, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Thursday, 20th July 2006 were as follows:

	RESOLUTIONS	No. of Votes (%)	
		For	Against
1.	To receive and adopt the Audited Consolidated Accounts and Reports of the Directors and of the Auditors for the year ended 31st March 2006.	2,887,252,021 (99.9997%)	10,000 (0.0003%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
2.	To declare the final dividend of 8.5 HK cents, equivalent to 1.09 US cents per share in respect of the year ended 31st March 2006.	2,931,200,418 (99.9997%)	10,000 (0.0003%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
3.	(a) To re-elect Winnie Wing-Yee Wang as an executive director.	2,924,203,794 (99.8059%)	5,686,210 (0.1941%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
	(b) To re-elect Richard Li-Chung Wang as an executive director.	2,926,466,918 (99.8729%)	3,725,500 (0.1271%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
	(c) To re-elect Peter Stuart Allenby Edwards as an independent non-executive director.	2,927,238,918 (99.8993%)	2,950,500 (0.1007%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
	(d) To re-elect Patrick Blackwell Paul as an independent non-executive director.	2,927,238,918 (99.8994%)	2,947,500 (0.1006%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
	(e) To re-elect Michael John Enright as an independent non-executive director.	2,927,241,918 (99.8994%)	2,947,500 (0.1006%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
4.	To confirm the fees of Directors.	2,930,113,238 (99.9886%)	333,180 (0.0114%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
5.	To re-appoint Messrs. PricewaterhouseCoopers as Auditors of the Company at a fee to be agreed with the Directors.	2,926,581,418 (99.8765%)	3,619,000 (0.1235%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
6.	To fix the number of directors and to authorise the Directors to elect or appoint additional directors.	2,931,150,918 (99.9990%)	28,000 (0.0010%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
7.	To give a general mandate to the Directors to issue, allot and dispose of additional shares of the Company.	2,695,623,047 (88.5313%)	349,200,709 (11.4687%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
8.	To give a general mandate to the Directors to repurchase shares of the Company.	2,925,584,318 (99.8085%)	5,613,100 (0.1915%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
9.	To extend the general mandate granted to the Directors to issue additional shares repurchased by the Company pursuant to Resolution No. 8.	2,844,879,819 (97.0556%)	86,306,099 (2.9444%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

As at the date of the AGM, the total number of issued shares in the Company was 3,673,788,920 shares, which was the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM. There is no restriction on any shareholders casting votes on any of the resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Share Registrars of the Company in Hong Kong, acted as scrutineers for the poll at the AGM.

As at the date of this announcement, the Board of Directors of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Laura May-Lung Cha, Oscar De Paula Bernardes Neto, Michael John Enright, being the Independent Non-Executive Directors.

For and on behalf of
Johnson Electric Holdings Limited
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 20th July 2006


JOHNSON
ELECTRIC

innovating motion

Johnson Electric Holdings Limited

Interim Report 2005

CONTENTS

CORPORATE AND SHAREHOLDER INFORMATION

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

CORPORATE INFORMATION

Board of Directors

* Wang Koo Yik Chun
Honorary Chairman
Patrick Wang Shui Chung JP
Chairman and Chief Executive
Winnie Wang Wing Yee
Vice-Chairman
\# Peter Stuart Allenby Edwards
\# Patrick Blackwell Paul
\# Arkadi Kuhlmann
Richard Wang Li-Chung
Executive Director
\# Oscar De Paula Bernardes Neto
* Peter Wang Kin Chung
\# Michael John Enright
\# Laura May-Lung Cha

* *Non-Executive Director*
\# *Independent Non-Executive Director*

Company Secretary

Susan Yip Chee Lan

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Place of Business in Hong Kong

Johnson Building
6-22 Dai Shun Street
Tai Po Industrial Estate, Tai Po
New Territories, Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website:
http://www.johnsonelectric.com

Auditors

PricewaterhouseCoopers

Registrar and Transfer Offices

Principal:
The Bank of Bermuda Limited
Bank of Bermuda Building
6 Front Street, Hamilton HM11
Bermuda

Hong Kong Branch:
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

American Depositary Receipt (ADR)

Ratio : 1 ADR : 10 Ordinary Shares
Exchange : OTC
Symbol : JELCY
CUSIP : 479087207

Depositary

JPMorgan Chase Bank
JPMorgan Service Center
P.O. Box 43013
Providence, RI 02940-3013
U.S.A.
Tel : Domestic Toll Free:
(800) 990-1135
International:
(781) 575-4328
Fax : (781) 575-4088
Email : adr@jpmorgan.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank

LISTING INFORMATION

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipt.

Stock Code

The Stock Exchange of Hong Kong Limited : 179
Bloomberg : 179 HK
Reuters : 0179.HK

SHAREHOLDERS' CALENDAR

Register of Shareholders

Close of Register (both days inclusive)
28th – 30th December 2005

Dividend (per share)

Interim Dividend : 4.5 HK cents
Payable on : 5th January 2006

INTERIM REPORT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2005

HIGHLIGHTS

- Turnover up 9% to US$626 million
- Operating profit down 19% to US$62 million
- Decline in operating profitability primarily due to unprecedented increases in raw material prices - particularly copper and steel
- Net profit attributable to shareholders down 24% to US$53 million
- Earnings per share down 24% to 1.44 US cents per share
- Interim dividend of 4.5 HK cents per share (0.58 US cents per share)
- Acquisitions of Saia-Burgess and Parlex Corporation completed

CHAIRMAN'S STATEMENT

OVERVIEW OF FINANCIAL RESULTS

For the six months period ended 30th September 2005, Johnson Electric achieved record sales of US$626 million, an increase of 9% over the comparable period in 2004.

Modest growth was recorded in most business units with the main exceptions being power tools and audio-visual motor application products which experienced weaker sales due to softer demand and sustained pricing pressure. In addition, total sales benefited from the further development of the Group's trading operations which contributed approximately US$32 million in sales during the period.

Profitability, however, was severely affected by quite unprecedented increases in raw material prices – particularly for copper and steel which are two of the primary materials for the Group's micromotor products. Compared to the same period in 2004, average copper and steel prices increased by 27% and 22%, respectively. As a direct consequence, gross profits declined by 11% to US$158 million.

Selling, General and Administrative expenses were maintained at approximately 16% of sales. Operating profits amounted to US$62 million – a decrease of 19% compared to the prior half-year which also included a charge of US$10 million for overseas plant restructuring costs and provisions.

The consolidated profit attributable to shareholders for the first half of the financial year declined by 24% to US$53 million or 1.44 US cents per share.

INTERIM DIVIDEND

The Directors have today declared an interim dividend of 4.5 HK cents, equivalent to 0.58 US cents per share (2004: 4.5 HK cents or 0.58 US cents per share) payable on 5th January 2006 to shareholders registered on 30th December 2005.

RECENT ACQUISITIONS AND BUSINESS IMPROVEMENT INITIATIVES

In the period under review, Johnson Electric announced two acquisitions that are expected to add substantially to the Group's product range, capabilities, and long-term growth potential.

In August 2005, the Group made an offer to acquire Saia-Burgess Electronics Holding AG, a leading supplier of stepper motors, switches, actuators and electronic controllers, for approximately CHF696 million (US$530 million at current exchange rates). The company, which had sales of CHF568 million for the 2004 calendar year, is based in Murten, Switzerland, with production and sales locations in Europe, North America, Africa and Asia. In October 2005, Saia-Burgess also completed the acquisition of CEI Company, Limited which had annual revenues of approximately CHF60 million.

Financial completion of the Saia-Burgess acquisition occurred on 17th November 2005 and a major initiative is presently underway to integrate the two companies in as efficient and effective manner as possible. Already, a number of opportunities for potential cost savings in the areas of components sourcing, supply chain optimization, and overhead reduction have been identified. Over time, there is also considerable revenue synergy potential from new product development opportunities in motion sub-systems and in the provision of higher value-added solutions.

Also in November 2005, Johnson Electric Capital, the Group's direct investment arm, completed the acquisition of Parlex Corporation, a leading global producer of flexible interconnect products. The business has annual revenues of approximately US$100 million and has manufacturing facilities in China, the USA, and the United Kingdom. Johnson Electric expects to be able to assist Parlex in strengthening its manufacturing platform in China, as well as opening-up new business opportunities given the extensive overlap between the customer base of the two companies and the increasing role that electronics and electronic assemblies play in the motor systems that Johnson Electric produces.

In the core micromotors business, the focus remains on driving for continuous improvement in operations and quality, and in developing innovative new products for customers. Further progress has been achieved in transitioning components sourcing to China, streamlining fulfillment processes, and increasing "flow-shipping" to customers globally. Unfortunately, the benefits of many of these initiatives during the period under review have been outweighed by the effects of exceptionally high commodity prices.

PROSPECTS

During the course of November, the Group has completed two significant acquisitions which the Board is confident will generate substantial additions to shareholder value in the future.

Recent weakness in global automotive demand may have a dampening effect on sales in the Automotive Motors Group in the near-term, but current sales projections for the core business point towards a similar or slightly improved rate of growth for the full year compared to that achieved in the first half, excluding the impact of recent acquisitions.

While high materials prices will continue to be challenging, management is confident that the Group's operating cost base is being managed in an aggressive and effective manner.

At the full-year stage, we also expect to be able to provide shareholders with a comprehensive review of the progress and results associated with recent acquisitions that represent important elements in the Group's long-term value creation strategy.

Patrick Wang Shui Chung
Chairman and Chief Executive

Hong Kong, 5th December 2005

CLOSING REGISTER OF SHAREHOLDERS

The Register of Shareholders of the Company will be closed from 28th December 2005 to 30th December 2005 (both days inclusive), during which period no transfer of shares will be registered.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda), not later than 4:00 p.m. on 23rd December 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS (INCLUDING FINANCIAL REVIEW)

RESULTS OVERVIEW

Total group sales for the half-year ended 30th September 2005 were US$626 million, an increase of 8.7% over US$576 million in the same period last year. This increase reflected the combined impact of the Group's incremental new business gains and the sales contribution of US$32 million from its new trading business.

As reported in the last annual report, the new trading business known as Johnson Electric Trading Limited commenced operations during the last financial year, with a goal to build a sourcing platform in China to supply our global customers with a wide range of motor and motor related electromechancial components and materials that are not currently manufactured by the Group. Excluding the trading business, group sales amounted to US$594 million.

Overall sales to Europe were US$229 million (36.6% of total sales) growing by 7.8%. Sales to the America were US$154 million (24.6% of total sales), a decrease of 2.1%; and sales to Asia were US$243 million (38.8% of total sales), and an increase of 17.8%.

GROSS PROFIT

Gross profit as a percentage of sales decreased from 31.0% to 25.3% due mainly to the continued increases in global steel and copper input prices and the relatively difficult market conditions that constrained increases in end-product selling prices. For the first half of the 2005/06 financial year, the Group's weighted average cost of steel increased by 22% and the average London spot price of copper increased by 27%.

Excluding the margin contribution of US$1.8 million from the trading business, the gross profit as a percentage to sales amounted to 26.4%. Sales of scrap materials were taken into account in the determination of the cost of materials consumed.

OTHER GAINS

Other gains increased from US$1.9 million to US$5.2 million and as a percentage of sales has increased to 0.8% from 0.3%. This improvement was mainly due to the increase of interest income and a gain on the revaluation of investment properties.

SELLING AND ADMINISTRATIVE EXPENSES ("SG&A")

Overall SG&A increased 8.4% to US$102.0 million or 16.3% as a percentage of sales. The increase was partially due to higher claims and provisions for product warranty of US$2.5 million and an increase in freight and shipping costs of US$2 million. The increase also reflected the full impact of additional SG&A in the new trading business and in Nanomotion Ltd., which was acquired in October 2004, amounting to US$4.4 million.

OPERATING PROFIT

Operating profit was US$61.6 million, a decrease of US$14.8 million or 19.4%. Excluding the previous year's restructuring costs/provisions, the decrease was US$24.8 million or 28.7%. The decrease was mainly due to a decrease of US$20.2 million in gross profit, an increase of US$7.9 million in SG&A and partially offset by an increase of US$3.3 million in other gains.

SHARE OF PROFITS LESS LOSSES OF JOINTLY CONTROLLED ENTITIES/ ASSOCIATED COMPANIES

The Group's share of profits less losses of jointly controlled entities/associated companies decreased to US$1.6 million from US$2.4 million in the previous year mainly due to the reduced profitability of Ri-Yong, a joint venture based in Shanghai, which experienced weaker market conditions in the China automotive sector.

TAXATION

Taxes on profit increased 10.6% to US$10.3 million, compared to US$9.3 million in the same period in last year.

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Net profit attributable to equity holders for the six months ended 30th September 2005 amounted to US$52.9 million compared to US$69.3 million in the same period in the prior financial year. Earnings per share was 1.4 US cents (2004/05: 1.9 US cents).

SEGMENTAL ANALYSIS

AUTOMOTIVE MOTORS GROUP

Overall sales revenue for the Automotive Motors Group was US$319 million for the six-month period ending 30th September 2005, excluding starter motor sales to the lawn care and marine markets which were transferred to the Commercial Motors Group in April 2005. It represented a 5% increase for the same products over the same period of the previous year and accounted for 51% of Johnson Electric's total group sales.

Sales of the Body Instrumentation Business Unit, which manufactures micromotors for doorlock actuators, windshield washer pumps, mirror and headlamp adjusters amounted to US$79 million. This strong sales performance was unchanged over the same period last year due to the fact that the previous year's sales had been influenced by high, new-project ramp-up volumes, which have since normalized.

The Powertrain Management Business Unit recorded a 9% improvement in same period sales to US$31 million from US$29 million. Sales of fuel system and engine management motor products continued to benefit from the increased penetration of electronic throttle control in European vehicles and market share gains at existing customers.

Engine cooling fan sales of the Powertrain Cooling Business Unit increased by 8% to US$131 million due to higher volumes of products launched last year and the increased penetration of electronic speed control units on cooling fan modules.

The Body Climate Business Unit, supplying windowlift, seat adjusting and HVAC motors, saw sales improve 4% from last year to US$54 million. Gains in all product segments offset reductions in brushless HVAC motor sales which continue to affect the product mix of this business unit.

The Chassis Braking Business Unit posted half-year sales of US$24 million, up 10% from the same period of the previous year. Wiper motors, transfer case actuators and electronic parking brake motor products continue to drive improved sales, while motors for anti-lock braking systems declined due to market share losses by our customer in this segment.

COMMERCIAL MOTORS GROUP

Total sales revenue for the Commercial Motors Group increased US$2 million, or 1% to US$275 million compared to the same period in the prior half-year.

The Power Tools Business Unit saw revenues decrease 10% to US$84 million. Sales of starter motors to the lawn care and outboard marine markets decreased 15%. This was due to the rationalization of low volume/spare parts business and inventory build up in North America as the result of a long winter. For traditional power tools sales, sales to AC applications including grinders, drills, sanders and saws remained flat while sales to DC applications including drills, screwdrivers and saws decreased 13.5% as a result of increased competition at the low-end of this market.

Sales of the Home Appliance Business Unit increased 19% to US$101 million with unit volume growth of 6%. The increase reflected a strong performance due to the continuation of introduction of higher value clothes washing and dish washing applications to the American and European markets, and the strong demand for blender and floor care motor products. The growth momentum in this Business Unit is expected to be sustained by new product launches to selected applications and customers.

Sales to the Business Equipment and Personal Products sectors increased 3% to US$52 million, with unit volume down 10%. Increased sales in the health care segment helped to offset the impact of a decrease in unit volumes elsewhere. In business equipment, sales increased by 7% with volumes up 2%. In personal products, sales decreased by a modest rate of 2% over the period as a result of lower volume sales of shaver and hair clipper motors.

Sales to the Audio Visual sector decreased 12% from US$44 million to US$39 million as a result of the Group's strategic decision to focus on higher margin segments in view of the highly competitive nature of the industry.

FINANCIAL POSITION AND LIQUIDITY

CASH FLOW

The Group's main source of liquidity continued to be net cash from operating activities. Net cash provided by operating activities amounted to US$51.6 million, a reduction of 34.0% as compared to the same period last year mainly due to a decrease in profit before tax and a reduction in trade payables.

The working capital position remained healthy. Based on moving annual total sales, the trade receivables were increased from 64 to 69 days. The current ratio remained at a healthy level of 3.3 times. The sales-to-stocks ratio was 7.4 turns, as compared to 8.3 turns in the same period last year.

Net cash used in investing activities increased slightly to US$35.3 million, compared to US$34.6 million for the corresponding period last year. Total cash and cash equivalents decreased 21.4% to US$199.4 million, compared to US$253.7 million as at 30th September 2004.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's liquidity and financial resources continued to be strong. As at 30th September 2005, the Group's total cash and other investments decreased 7.0% to US$218.7 million, compared to US$235.1 million as at 31st March 2005. Total debt decreased to US$15.6 million. Hence, taking into account total cash and cash equivalents, the Group had no net debt at the end of the half-year period under review.

Net capital expenditures decreased to US$21.7 million from US$23.8 million for the corresponding period last year. This excludes the assets re-purchased, amounting to US$0.5 million, of housing units from employees under the Staff Housing Scheme. Depreciation charges were US$21.5 million maintaining at the same level as last year.

The Group's principal committed facilities were long-term loans in Euro totalling US$2.8 million (of which US$0.1 million being repayable within one year) obtained by Gate S.r.l. to take advantage of preferential interest rates (fixed at between 1.5% and 3.2%) for specified purposes such as research and innovation.

For day-to-day liquidity management and maintaining flexibility in funding, the Group also has access to significant uncommitted short-term borrowing facilities provided by its relationship banks.

At the present time, funding requirements for future capital expenditures are expected to be met by internal cash flows. The recently announced acquisitions of Saia-Burgess Electronics Holding AG and Parlex Corporation will be financed by a combination of internal funds and external borrowings.

On 25th August 2005, the Group arranged a bridging loan facility of CHF700 million with Citibank, N.A. Hong Kong Branch to finance the acquisition of Saia-Burgess Electronics Holding AG.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The financial risk management of the Group is the responsibility of Group's treasury function at the corporate centre based in Hong Kong, which is controlled by policies approved by senior management.

Except as disclosed in this interim report, the current information in relation to foreign currency risk, and cash and debt management, has not changed materially from the information disclosed in the most recent published annual report for the year 2004/05.

For this half-year period, of the micromotor sales from Hong Kong/China (not including Johnson Electric Automotive, Inc.), 77% were in US dollars; 11% in Euros for certain sales to Europe; and 12% in Japanese Yen for certain sales to Japan.

HUMAN RESOURCES AND ENVIRONMENT, HEALTH AND SAFETY

The Johnson Electric Group employed approximately 33,000 full-time employees, including contract-manufacturing labour, as of 30th September 2005. The Group provides competitive remuneration packages and various types of benefit schemes that are appropriate to the local labour markets.

The Group operates a number of defined contribution retirement schemes which are available to certain groups of employees in Hong Kong and the USA. Incentive schemes composed of annual and long-term incentives are provided to selected managers and senior executives on the basis of performance measured by metrics such as cash value added, along with various complementary financial and key operating performance measures.

JENESIS, the Group's flagship leadership development programme, has continued to develop future leaders for the Group and operates in both English and Putonghua versions. In June of 2005, the Group launched a program of Senior Management Development Seminars.

The Group maintains a long-standing commitment to environment and health and safety and to being a responsible corporate citizen. Current initiatives include working towards ISO14000 registration of the Group's main manufacturing facility in Shajing, Guangdong Province. The Group's key sites in Europe and North America are already ISO14000 registered.

DISCLOSURE OF INTERESTS

A DIRECTORS

As at 30th September 2005, the interests of each Director and Chief Executive of the Company in the shares of the Company or any of the Company's associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO were as follows:

	Shares of the Company of HK$0.0125 each	
Name	Personal Interests	Other Interests
Wang Koo Yik Chun	–	2,183,600,640 *(Notes a & b)*
Peter Stuart Allenby Edwards	–	100,000 *(Note c)*
Patrick Blackwell Paul	50,000	–

NOTES

a. These shares are held, directly or indirectly, by the trustees of various trusts associated with the Wang family.

b. Duplications of shareholdings occur among and between the parties shown below under Section B Substantial Shareholders.

c. These shares are held under a trust of which Peter Stuart Allenby Edwards is one of the beneficiaries.

Save as disclosed herein, as at 30th September 2005, the register maintained by the Company pursuant to section 352 of the SFO recorded no other interests or short positions of the Directors and Chief Executive in any shares of the Company or its associated corporations (within the meaning of Part XV of the SFO).

At no time during the period, the Directors and Chief Executive (including their spouses and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares of the Company or its associated corporations required to be disclosed pursuant to the SFO.

B SUBSTANTIAL SHAREHOLDERS

As at 30th September 2005, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Capacity	Number of shares held	Approximate % of shareholding
Ms. Wang Koo Yik Chun	Beneficiary of family trusts	2,135,600,640 *(Notes a & b)*	58.13
HSBC International Trustee Limited	Trustee	947,282,000 *(Notes a & c)*	25.78
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note a)*	24.15
HSBC Trustee (Guernsey) Limited [formerly known as Bermuda Trust (Guernsey) Limited]	Trustee	358,972,480 *(Note a)*	9.77
Ceress International Investment Corporation	Trustee	223,014,080 *(Note d)*	6.07
Merriland Overseas Limited	Trustee	211,943,040 *(Note e)*	5.77

NOTES

a. *The shares in which Ansbacher (Bahamas) Limited and HSBC Trustee (Guernsey) Limited were interested and 937,588,160 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and are included in the shares in which Ms. Wang Koo Yik Chun was interested as referred to above under Directors' interests in Section A of Disclosure of Interests.*

b. *The shares in which Ms. Wang Koo Yik Chun was interested as referred to above formed part of the shares referred to in Note a.*

c. *941,500 of the shares in which HSBC International Trustee Limited was interested were held through HSBC Trustee (Hong Kong) Limited.*

d. *The interests of Ceress International Investment Corporation in the Company were duplicated by the interests in the Company held by HSBC Trustee (Guernsey) Limited.*

e. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.*

Save as disclosed herein, as at 30th September 2005, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in the shares of the Company.

SHARE SCHEME

A SHARE OPTION SCHEME

The Company has on 29th July 2002 adopted a new share option scheme ("the Scheme"). The Directors may at their discretion grant share options to eligible persons to subscribe for shares in the Company subject to the terms and conditions stipulated therein.

Details of the new share options granted under the Scheme as at 30th September 2005 are as follows:–

Type of grantees	Options held at 01/04/2005	Options granted during the period	Options forfeited during the period	Options held at 30/09/2005	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
Employees	100,000	–	(100,000)	–	7.90	17/09/2002	01/08/2004	16/09/2012
	100,000	–	(100,000)	–	7.90	17/09/2002	01/08/2005	16/09/2012
	650,000	–	(100,000)	550,000	8.02	17/09/2002	01/08/2004	16/09/2012
	650,000	–	(100,000)	550,000	8.02	17/09/2002	01/08/2005	16/09/2012
	150,000	–	–	150,000	9.40	10/07/2003	01/07/2005	09/07/2013
	150,000	–	–	150,000	9.40	10/07/2003	01/07/2006	09/07/2013
	837,500	–	(312,500)	525,000	9.65	31/07/2003	01/07/2005	30/07/2013
	837,500	–	(312,500)	525,000	9.65	31/07/2003	01/07/2006	30/07/2013
	100,000	–	(100,000)	–	10.70	01/08/2003	01/08/2005	31/07/2013
	100,000	–	(100,000)	–	10.70	01/08/2003	01/08/2006	31/07/2013
	100,000	–	–	100,000	11.95	06/10/2003	01/10/2005	05/10/2013
	100,000	–	–	100,000	11.95	06/10/2003	01/10/2006	05/10/2013
	50,000	–	–	50,000	8.77	07/05/2004	01/05/2006	06/05/2014
	50,000	–	–	50,000	8.77	07/05/2004	01/05/2007	06/05/2014
	100,000	–	–	100,000	7.40	28/12/2004	01/01/2007	27/12/2014
	100,000	–	–	100,000	7.40	28/12/2004	01/01/2008	27/12/2014
	–	50,000	–	50,000	7.10	05/05/2005	01/05/2007	04/05/2015
	–	50,000	–	50,000	7.10	05/05/2005	01/05/2008	04/05/2015
	4,175,000	100,000	(1,225,000)	3,050,000				

B LONG-TERM INCENTIVE SHARE SCHEME

Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full-time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at 30th September 2005 are as follows:

Year of grant of shares	Number of shares granted	Number of shares purchased	Purchase price (HK$)	Shares to be vested in April				
				2006	2007	2008	2009	2010
2005	2,480,000	1,250,000	7.45	680,000	610,000	520,000	420,000	250,000

Apart from the Scheme and the Incentive Share Scheme mentioned above, there were no other arrangements to which the Company or its subsidiaries was a party to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 30th September 2005, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except for the following deviations:

CODE PROVISION A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Wang Shui Chung is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board, which is comprised of a majority of independent non-executive directors, believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

CODE PROVISION A.4.1 AND A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the six months ended 30th September 2005. No incident of non-compliance was noted by the Company to date in 2005/06.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

AUDIT COMMITTEE

The Audit Committee is comprised of three independent non-executive directors who together have substantial experience in the fields of accounting, business, corporate governance and regulatory affairs. The current members are Mr. Patrick Paul (Chairman), Prof. Michael Enright and Mrs. Laura Cha.

The committee is responsible for monitoring the reporting, accounting, financial and control aspects of the executive management's activities. It has full access to the Group's chief internal auditor to hear directly any concerns of the internal audit department that may have arisen during the course of the department's work.

The committee also monitors the appointment and function of the Group's external auditor.

REMUNERATION COMMITTEE

The Remuneration Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director. The current members are Mr. Arkadi Kuhlmann (Chairman), Mr. Oscar Bernardes and Ms. Winnie Wang.

The committee determines the compensation structure and rewards for the Chief Executive Officer and other executive directors and monitors the policies being applied in remunerating other senior executives in the Group. In addition, it has responsibility for reviewing and making appropriate recommendations to the Board on management development and succession plans for executive directors and senior management levels.

The fundamental policy underlying Johnson Electric's remuneration and incentive schemes is to link total compensation for senior management with the achievement of annual and long-term performance goals. By providing total compensation at competitive industry levels for delivering on-target performance, the Company seeks to attract, motivate and retain key executives essential to its long-term success. Senior management incentive schemes include an equity component that is designed to align the long-term interest of management with those of shareholders.

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

The Nomination and Corporate Governance Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director. The current members are Mr. Peter Edwards (Chairman), Mr. Patrick Paul and Dr. Patrick Wang.

The committee is responsible for the identification and evaluation of candidates for appointment or reappointment as a director, as well as the development and maintenance of the Group's overall corporate governance policies and practices.

BOARD COMMITTEE

The Board Committee is comprised of two executive directors, Dr. Patrick Wang and Ms. Winnie Wang. Its primary function is to undertake and supervise the day to day management and operating affairs of the Group. It exercises leadership and develops and keeps under review strategy and business development initiatives of the Group and supervises their implementation.

REVIEW OF INTERIM RESULTS

The Company's interim report for the six months ended 30th September 2005 has been reviewed by the Audit Committee and the auditors of the Company, PricewaterhouseCoopers.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th September 2005

	Note	Unaudited Six months ended 30th September **2005** **US$'000**	 2004 (Restated) US$'000
Turnover	3	**626,393**	576,364
Cost of sales	8	**(467,933)**	(397,730)
Gross profit		**158,460**	178,634
Other gains, net	5	**5,191**	1,871
Selling and administrative expenses	6 & 8	**(102,013)**	(94,079)
Restructuring costs / provisions	7	**–**	(9,992)
Operating profit		**61,638**	76,434
Finance costs	9	**(38)**	(133)
Share of profits less losses of jointly controlled entities / associated companies		**1,629**	2,355
Profit before taxation		**63,229**	78,656
Taxation	10	**(10,269)**	(9,283)
Profit for the period		**52,960**	69,373
Attributable to:			
Equity holders of the Company		**52,857**	69,275
Minority interest		**103**	98
		52,960	69,373
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
Basic	11	**1.44**	1.89
Diluted	11	**1.44**	N/A
Dividends	12	**73,005**	63,585

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September 2005

	Note	**Unaudited 30th September 2005 US$'000**	Audited 31st March 2005 (Restated) US$'000
ASSETS			
Non-current assets			
Intangible assets	4	**46,522**	43,335
Property, plant and equipment	4	**242,268**	244,115
Investment properties	4	**9,825**	8,356
Leasehold land	4	**26,180**	27,877
Jointly controlled entities		**15,909**	14,921
Associated companies		**32**	3,193
Available-for-sale financial assets		**7,256**	–
Investment securities		**–**	5,818
Investment in finance leases		**156**	426
Deferred tax assets		**28,285**	30,689
		376,433	378,730
Current assets			
Stocks and work in progress		**169,502**	160,771
Trade and other receivables	13	**305,982**	278,028
Other investments		**–**	58,813
Other financial assets at fair value through profit or loss		**45,070**	–
Tax recoverable		**3,534**	9,168
Bank balances and cash		**173,661**	176,321
		697,749	683,101
Current liabilities			
Trade and other payables	14	**186,274**	182,093
Current portion of long term loans	15	**148**	92
Tax payable		**11,709**	4,466
Bank loans and overdrafts		**12,812**	12,878
		210,943	199,529
Net current assets		**486,806**	483,572
Total assets less current liabilities		**863,239**	862,302
Non-current liabilities			
Long term loans	15	**2,665**	3,018
Other provisions		**16,063**	16,649
Deferred tax liabilities		**16,292**	23,268
		35,020	42,935
NET ASSETS		**828,219**	819,367
EQUITY			
Share capital	16	**5,925**	5,925
Reserves		**790,987**	760,524
Proposed dividends		**21,195**	51,810
		818,107	818,259
Minority interests		**10,112**	1,108
TOTAL EQUITY		**828,219**	819,367

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September 2005

	Unaudited											
	Share capital US$'000	Share premium US$'000	Contributed surplus US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	(Goodwill) / reserve on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Other reserve US$'000	Retained earnings US$'000	Minority interests US$'000	Total US$'000
At 1st April 2005, as previously reported as equity	5,925	77,855	15,499	7,863	38,917	(233,885)	9,028	-	-	898,648	-	819,850
At 1st April 2005, as previously reported as minority interests	-	-	-	-	-	-	-	-	-	-	1,108	1,108
Increase in expenses in respect of leasehold land	-	-	-	-	-	-	-	-	-	(215)	-	(215)
Increase in deferred tax liability	-	-	-	(1,376)	-	-	-	-	-	-	-	(1,376)
Increase in employee expenses	-	-	-	-	-	-	-	891	-	(891)	-	-
At 1st April 2005, as restated	5,925	77,855	15,499	6,487	38,917	(233,885)	9,028	891	-	897,542	1,108	819,367
Opening adjustment for the adoption of HKAS 39	-	-	-	-	-	-	-	-	925	1,851	-	2,776
Opening adjustment for the adoption of HKAS 40	-	-	-	(6,487)	-	-	-	-	-	6,487	-	-
Opening adjustment for the adoption of HKFRS 3	-	-	-	-	-	-	-	-	-	1,864	-	1,864
Fair value losses, net of tax: - available-for-sale financial assets	-	-	-	-	-	-	-	-	(832)	-	-	(832)
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	-	-	-	-	-	-	(4,861)	-	-	-	-	(4,861)
Net income / (expense) recognised directly in equity	-	-	-	(6,487)	-	-	(4,861)	-	93	10,202	-	(1,053)
Profit for the period	-	-	-	-	-	-	-	-	-	52,857	103	52,960
Total recognised income for the period	-	-	-	(6,487)	-	-	(4,861)	-	93	63,059	103	51,907
Employees share option scheme: - value of employee services	-	-	-	-	-	-	-	(146)	-	-	-	(146)
Minority interest - business combinations	-	-	-	-	-	-	-	-	-	-	8,901	8,901
Final dividend paid 04/05	-	-	-	-	-	-	-	-	-	(51,810)	-	(51,810)
	-	-	-	-	-	-	-	(146)	-	(51,810)	8,901	(43,055)
At 30th September 2005	5,925	77,855	15,499	-	38,917	(233,885)	4,167	745	93	908,791	10,112	828,219

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September 2005

	Unaudited											
	Share capital US$'000	Share premium US$'000	Contributed surplus US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	(Goodwill) / reserve on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Other reserve US$'000	Retained earnings US$'000	Minority interests US$'000	Total US$'000
At 1st April 2004, as previously reported as equity	5,925	77,855	15,499	8,223	38,917	(233,885)	998	-	-	820,585	-	734,117
At 1st April 2004, as previously reported as minority interests	-	-	-	-	-	-	-	-	-	-	5	5
Increase in expenses in respect of leasehold land	-	-	-	-	-	-	-	-	-	(340)	-	(340)
Increase in deferred tax liability	-	-	-	(1,439)	-	-	-	-	-	-	-	(1,439)
Increase in employee expenses	-	-	-	-	-	-	-	347	-	(347)	-	-
At 1st April 2004, as restated	5,925	77,855	15,499	6,784	38,917	(233,885)	998	347	-	819,898	5	732,343
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	-	-	-	-	-	-	786	-	-	-	1	787
Net income recognised directly in equity	-	-	-	-	-	-	786	-	-	-	1	787
Profit for the period	-	-	-	-	-	-	-	-	-	69,275	98	69,373
Total recognised income for the period	-	-	-	-	-	-	786	-	-	69,275	99	70,160
Employees share option scheme:												
- value of employee services	-	-	-	-	-	-	-	269	-	-	-	269
Final dividend paid 03/04	-	-	-	-	-	-	-	-	-	(42,390)	-	(42,390)
	-	-	-	-	-	-	-	269	-	(42,390)	-	(42,121)
At 30th September 2004, as restated	5,925	77,855	15,499	6,784	38,917	(233,885)	1,784	616	-	846,783	104	760,382

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September 2005

	Unaudited Six months ended 30th September	
	2005	2004
	US$'000	US$'000
Net cash generated from operating activities	**51,638**	78,226
Net cash used in investing activities	**(35,266)**	(34,641)
Net cash used in financing activities	**(51,962)**	(36,859)
Net (decrease) / increase in cash and cash equivalents	**(35,590)**	6,726
Cash and cash equivalents as at 1st April	**234,954**	246,929
Cash and cash equivalents as at 30th September	**199,364**	253,655
Analysis of the balances of cash and cash equivalents:		
Other investments	–	92,896
Other financial assets at fair value through profit or loss	**25,703**	–
Bank balances and cash	**173,661**	160,759
	199,364	253,655

NOTES TO INTERIM ACCOUNTS

1 Basis of preparation and accounting policies

This unaudited condensed consolidated financial information is prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

This condensed consolidated financial information should be read in conjunction with the 2004/05 annual financial statements.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31st March 2005 except that the Group has changed certain of its accounting policies following its adoption of new / revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1st January 2005.

This interim financial information has been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing this information. The HKFRS standards and interpretations that will be applicable at 31st March 2006, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in note 2 below.

2 Changes in accounting policies

(a) *Effect of adopting new HKFRS*

In 2005/06, the Group adopted the new / revised standards of HKFRS below, which are relevant to its operations. The comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 12	Scope of HKAS – Int 12 Consolidation – Special Purpose Entities
HKAS-Int 15	Operating Leases – Incentives
HKAS-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new / revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27, 28, 31, 33 and HKAS-Ints 12 and 15 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest, investment properties, share of net after-tax results of associates and jointly controlled entities and other disclosures.

- HKASs 2, 7, 8, 10, 16, 23, 27, 28, 31, 33 and HKAS-Ints 15 had no material effect on the Group's policies.

2 Changes in accounting policies *(Cont'd)*

(a) Effect of adopting new HKFRS (Cont'd)

- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements.

- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of other financial assets at fair value through profit or loss and available-for-sale financial assets.

The adoption of revised HKAS 40 has resulted in a change in the accounting policy of which the changes in fair values are recorded in the profit and loss account as part of other gains, net. In prior years, the increases in fair value were credited to the investment properties revaluation reserve. Decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the profit and loss account.

The adoption of revised HKAS-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset was expected to be recovered through sale.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st March 2005, the provision of share options to employees did not result in an expense in the profit and loss account. Effective 1st April 2005, the Group expenses the cost of share options in the profit and loss account. As a transitional provision, the cost of share options granted after 7th November 2002 which had not yet vested on 1st April 2005 was expensed retrospectively in the profit and loss account of the respective periods.

2 Changes in accounting policies (Cont'd)

(a) *Effect of adopting new HKFRS* (Cont'd)

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until 31st March 2005, goodwill was:

- Amortised on a straight line basis over a period ranging from 5 to 20 years; and
- Assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3:

- The Group ceased amortisation of goodwill from 1st April 2005;
- Accumulated amortisation as at 31st March 2005 has been eliminated with a corresponding decrease in the cost of goodwill;
- From the year ending 31st March 2006 onwards, goodwill will be tested annually for impairment, as well as when there is indication of impairment.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 16 – the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;
- HKAS 21 – prospective accounting for goodwill and fair value adjustments as part of foreign operations;
- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments securities and other investments and also to hedge relationships for the 2004/05 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1st April 2005;
- HKAS 40 – since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information, any adjustment should be made to the retained earnings as at 1st April 2005, including the reclassification of any amount held in revaluation surplus for investment property;

2 Changes in accounting policies *(Cont'd)*

(a) *Effect of adopting new HKFRS (Cont'd)*

- HKAS-Int 15 – does not require the recognition of incentives for leases beginning before 1st April 2005;
- HKFRS 2 – only retrospective application for all equity instruments granted after 7th November 2002 and not vested at 1st April 2005; and
- HKFRS 3 – prospectively after the adoption date.

(i) The adoption of HKAS 1 resulted in:

	As at 30th September 2005 US$'000	31st March 2005 US$'000
Decrease in property, plant and equipment	**(9,825)**	(8,356)
Increase in investment properties	**9,825**	8,356

(ii) The adoption of HKAS 17 resulted in a decrease in opening reserves at 1st April 2005 by US$215,000:

	As at 30th September 2005 US$'000	31st March 2005 US$'000
Decrease in property, plant and equipment	**(26,545)**	(28,092)
Increase in leasehold land	**26,180**	27,877
Decrease in retained earnings	**(365)**	(215)

	For the year ended 31st March 2005 US$'000	**Six months ended 30th September 2005 US$'000**	2004 US$'000
Increase in selling and administrative expenses	**123**	**150**	61
Decrease in basic earnings per share (US cents)	**–**	**–**	–
Decrease in diluted earnings per share (US cents)	**–**	**–**	–

2 Changes in accounting policies *(Cont'd)*

(a) Effect of adopting new HKFRS (Cont'd)

(iii) The adoption of HKAS 32 and HKAS 39 resulted in an increase in opening reserves at 1st April 2005 by US$2,776,000 and the details of the adjustments to the condensed consolidated balance sheet at 30th September 2005 and condensed consolidated profit and loss account for the six months ended 30th September 2005 are as follows:

	As at 30th September 2005 US$'000
Increase in trade and other receivables	**93**
Increase in available-for-sale financial assets	**7,256**
Increase in other financial assets through profit or loss	**45,070**
Increase in bank loans and overdrafts	**93**
Increase in retained earnings	**1,851**
Increase in other reserve	**93**

	Six months ended 30th September 2005 US$'000
Decrease in cost of sales	**(794)**
Decrease in selling and administrative expenses	**(110)**
Increase in basic earnings per share (US cents)	**–**
Increase in diluted earnings per share (US cents)	**–**

2 Changes in accounting policies *(Cont'd)*

(a) Effect of adopting new HKFRS *(Cont'd)*

(iv) The adoption of HKAS 40 resulted in:

	As at 30th September 2005 US$'000
Decrease in investment property revaluation reserve	**(6,487)**
Increase in retained earnings	**6,487**

	Six months ended 30th September 2005 US$'000
Increase in other gains, net	**1,469**
Increase in basic earnings per share (US cents)	**–**
Increase in diluted earnings per share (US cents)	**–**

(v) The adoption of HKFRS 2 resulted in:

	As at 30th September 2005 US$'000	31st March 2005 US$'000
Decrease in retained earnings	**(745)**	(891)
Increase in share option reserve	**745**	891

	For the year ended 31st March 2005 US$'000	**Six months ended 30th September 2005 US$'000**	2004 US$'000
Increase / (decrease) in selling and administrative expenses	**544**	**(146)**	269
Increase / (decrease) in basic earnings per share (US cents)	**–**	**–**	–
Increase / (decrease) in diluted earnings per share (US cents)	**–**	**–**	N/A

2 Changes in accounting policies *(Cont'd)*

(a) Effect of adopting new HKFRS *(Cont'd)*

(vi) The adoption of HKFRS 3, HKAS 36 and HKAS 38 resulted in:

	As at 1st April 2005 US$'000
Increase in intangible assets	**1,864**
Increase in retained earnings	**1,864**

(vii) The adoption of HKAS-Int 21 resulted in a decrease in opening reserves at 1st April 2005 by US$1,376,000:

	As at	
	30th September 2005 US$'000	31st March 2005 US$'000
Increase in deferred tax liability	–	1,376
Decrease in investment property revaluation reserve	–	(1,376)

(b) New accounting policies

The accounting policies used for the condensed consolidated financial information for the six months ended 30th September 2005 are the same as those set out in the 2004/05 annual financial statements except for the following:

(i) Acquisition of subsidiaries, associates and jointly controlled entities

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the profit and loss account.

2 Changes in accounting policies *(Cont'd)*

(b) New accounting policies (Cont'd)

(i) Acquisition of subsidiaries, associates and jointly controlled entities *(Cont'd)*

An investment in an associate or a jointly controlled entity is accounted for using the equity method from the date on which it becomes an associate or a jointly controlled entity. On acquisition of the investment, the measurement and recognition of goodwill is same as that of goodwill arising from the acquisition of subsidiaries. Goodwill relating to an associate or a jointly controlled entity is included in the carrying amount of the investment. Appropriate adjustments to the investor's share of the profits or losses after acquisition are made to account based on their fair value at the date of acquisition.

(ii) Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss account, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

2 Changes in accounting policies *(Cont'd)*

(b) New accounting policies *(Cont'd)*

(ii) Foreign currency translation *(Cont'd)*

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognized in the profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(iii) Property, plant and equipment

Cost may include transfers from equity of any gains / losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

2 Changes in accounting policies *(Cont'd)*

(b) New accounting policies *(Cont'd)*

(iv) Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases.

Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. These valuations are reviewed annually by external valuers. Investment property that is being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be measured at fair value.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss account during the financial period in which they are incurred.

Changes in fair values are recognized in the profit and loss account.

2 Changes in accounting policies *(Cont'd)*

(b) New accounting policies *(Cont'd)*

(v) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary / associate / jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates and jointly controlled entities is included in investments in associates and jointly controlled entities. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(vi) Impairment of assets

Assets that have an indefinite useful life are not subject to amortization, but are tested at least annually for impairment and also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(vii) Investments

From 1st April 2004 to 31st March 2005:

The Group classified its investments in securities, other than subsidiaries, associates and jointly controlled entities, as investment securities and other investments.

(a) Investment securities

Investment securities represents unlisted equity shares and are stated at cost less any provision for impairment losses.

2 Changes in accounting policies *(Cont'd)*

(b) New accounting policies *(Cont'd)*

(vii) Investments *(Cont'd)*

(a) Investment securities *(Cont'd)*

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to the profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(b) Other investments

Other investments are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposal of other investments representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

From 1st April 2005 onwards:

The Group classifies its investments in the following categories: other financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) Other financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

2 Changes in accounting policies *(Cont'd)*

(b) New accounting policies *(Cont'd)*

(vii) Investments *(Cont'd)*

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (Note 2(b)(viii)).

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the period, the Group did not hold any investments in this category.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

2 Changes in accounting policies *(Cont'd)*

(b) New accounting policies (Cont'd)

(vii) Investments *(Cont'd)*

Purchases and sales of investments are recognized on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realized and unrealized gains and losses arising from changes in the fair value of the 'other financial assets at fair value through profit or loss' category are included in the profit and loss account in the period in which they are arised. Unrealized gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the profit and loss account as gains or losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

2 Changes in accounting policies *(Cont'd)*

(b) New accounting policies (Cont'd)

(vii) Investments *(Cont'd)*

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the profit and loss account – is removed from equity and recognized in the profit and loss account. Impairment losses recognized in the profit and loss account on equity instruments are not reversed through the profit and loss account.

(viii) Trade and other receivables

Trade and other receivables are recognized initially at fair value less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognized in the profit and loss account.

(ix) Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the profit and loss account over the period of the borrowings using the effective interest method.

2 Changes in accounting policies *(Cont'd)*

(b) New accounting policies *(Cont'd)*

(ix) Borrowings *(Cont'd)*

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognized and included in shareholders' equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(x) Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the profit and loss account, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(xi) Interest income

Interest income is recognized on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognized either as cash is collected or on a cost-recovery basis as conditions warrant.

3 Segment information

Primary reporting format – geographical segments

The Group's business operates in three geographical areas by manufacturing location:

	Six months ended 30th September 2005			
	Asia US$'000	Europe US$'000	America US$'000	Total US$'000
Turnover	**462,935**	**142,891**	**20,567**	**626,393**
Operating profit / (loss)	**61,862**	**748**	**(972)**	**61,638**
Finance costs				**(38)**
Share of profits less losses of jointly controlled entities / associated companies	**1,629**	**–**	**–**	**1,629**
Profit before taxation				**63,229**
Taxation				**(10,269)**
Profit for the period				**52,960**
Turnover by geographical destinations of customers	**243,086**	**229,384**	**153,923**	**626,393**
Capital expenditure	**20,633**	**1,638**	**–**	**22,271**
Depreciation	**16,298**	**4,522**	**1,270**	**22,090**
Amortisation charge	**410**	**754**	**–**	**1,164**

3 Segment information *(Cont'd)*

***Primary reporting format – geographical segments** (Cont'd)*

	Six months ended 30th September 2004			
	Asia US$'000	Europe US$'000	America US$'000	Total US$'000
Turnover	401,981	133,351	41,032	576,364
Operating profit / (loss) before restructuring costs / provisions	89,556	1,454	(4,584)	86,426
Restructuring costs / provisions	(2,616)	(418)	(6,958)	(9,992)
Operating profit / (loss)	86,940	1,036	(11,542)	76,434
Finance costs				(133)
Share of profits less losses of jointly controlled entities / associated companies	2,344	11	–	2,355
Profit before taxation				78,656
Taxation				(9,283)
Profit for the period				69,373
Turnover by geographical destinations of customers	206,226	212,852	157,286	576,364
Capital expenditure	28,718	2,775	1,731	33,224
Depreciation	15,099	5,582	1,840	22,521
Amortisation charge	1,210	635	–	1,845

Secondary reporting format – business segments

The Group is principally engaged in the manufacture of motors and trading of motor and motor-related electromechanical components and materials.

The segment results for the six months ended 30th September are as follows:

	Six months ended 30th September			
	Turnover		**Capital expenditure**	
	2005 US$'000	2004 US$'000	**2005 US$'000**	2004 US$'000
Manufacturing	**594,441**	576,364	**22,232**	33,224
Trading	**31,952**	–	**39**	–
	626,393	576,364	**22,271**	33,224

4 Capital expenditure

	Goodwill US$'000	Negative goodwill US$'000	Patents US$'000	Development costs US$'000	Total intangible assets US$'000	Property, plant and equipment US$'000	Investment properties US$'000	Leasehold Land US$'000
At 1st April 2005, as previously reported	**41,377**	**(1,864)**	**1,590**	**2,232**	**43,335**	**280,563**	**-**	**-**
Adoption of HKAS 17	-	-	-	-	-	(28,092)	-	27,877
Adoption of HKAS 40	-	-	-	-	-	(8,356)	8,356	-
Adoption of HKFRS 3	-	1,864	-	-	1,864	-	-	-
At 1st April 2005, as restated	**41,377**	**-**	**1,590**	**2,232**	**45,199**	**244,115**	**8,356**	**27,877**
Exchange adjustments	-	-	(105)	(57)	(162)	(1,388)	-	(212)
Acquisition	2,254	-	-	-	2,254	4,982	-	301
Additions	-	-	-	70	70	21,865	-	336
Revaluation surplus	-	-	-	-	-	-	1,469	-
Disposals	-	-	-	-	-	(5,216)	-	(1,797)
Depreciation / amortisation	-	-	(295)	(544)	(839)	(22,090)	-	(325)
At 30th September 2005	**43,631**	**-**	**1,190**	**1,701**	**46,522**	**242,268**	**9,825**	**26,180**
At 1st April 2004	16,918	(2,046)	2,059	3,143	20,074	225,647	8,945	22,019
Exchange adjustments	-	17	2	(12)	7	350	-	(7)
Acquisition	10,579	-	-	-	10,579	8,724	-	-
Additions	-	-	8	-	8	27,876	-	5,340
Disposals	-	-	-	-	-	(3,927)	-	-
Depreciation / amortisation	(956)	104	(260)	(473)	(1,585)	(22,521)	-	(260)
At 30th September 2004	26,541	(1,925)	1,809	2,658	29,083	236,149	8,945	27,092
Exchange adjustments	3	(43)	121	43	124	2,181	-	(7)
Acquisition	15,794	-	-	-	15,794	399	-	-
Additions	-	-	50	12	62	32,500	-	1,269
Revaluation surplus	-	-	-	-	-	-	462	-
Disposals	-	-	-	-	-	(5,269)	(1,051)	(19)
Depreciation / amortisation	(961)	104	(390)	(481)	(1,728)	(21,845)	-	(458)
At 31st March 2005	41,377	(1,864)	1,590	2,232	43,335	244,115	8,356	27,877

5 Other gains, net

	Six months ended 30th September	
	2005	2004
	US$'000	US$'000
Interest income	**3,059**	1,158
Gross earnings from investments in finance leases	**3**	14
Gross rental income from investment properties	**660**	678
Royalty income	**–**	21
Fair value gains on investment properties	**1,469**	–
	5,191	1,871

6 Selling and administrative expenses

	Six months ended 30th September	
	2005	2004
	US$'000	US$'000
Selling expenses	**35,814**	33,599
Administrative expenses	**66,199**	60,480
	102,013	94,079

7 Restructuring costs / provisions

	Six months ended 30th September	
	2005	2004
	US$'000	US$'000
Severance costs	**–**	6,434
Other costs	**–**	3,558
	–	9,992

8 Expenses by nature

Expenses included in cost of sales, selling and administrative expenses are analysed as follows:

	Six months ended 30th September	
	2005	2004
	US$'000	US$'000
Depreciation on property, plant and equipment	**22,090**	22,521
Less: amounts capitalised on assets under construction	**(545)**	(392)
	21,545	22,129
Amortisation of leasehold land, development costs and patents	**1,164**	1,845
Loss on disposal of property, plant and equipment	**1,607**	1,201
Net exchange loss	**1,867**	649
Staff costs	**79,531**	81,719

9 Finance costs

	Six months ended 30th September	
	2005	2004
	US$'000	US$'000
Interest on bank loans and overdrafts	**1**	56
Interest on other loans, not wholly repayable within five years	**21**	37
Other incidental borrowing costs	**16**	40
	38	133

10 Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the period. Overseas tax has been provided at the applicable rate on the estimated assessable profit for the period.

	Six months ended 30th September	
	2005	2004
	US$'000	US$'000
Current taxation		
Hong Kong profits tax	**4,181**	6,297
Overseas taxation	**11,028**	2,310
	15,209	8,607
Deferred taxation		
Origination and reversal of other temporary differences	**(4,940)**	676
	10,269	9,283

11 Earnings per share

The calculations of basic and fully diluted earnings per share are based on the Group's profit attributable to shareholders of US$52,857,000 (2004 restated: US$69,275,000).

The basic earnings per share is based on 3,673,788,920 (2004: 3,673,788,920) shares in issue during the period.

There is no significant impact on the fully diluted earnings per share if all outstanding options are deemed to be issued at no consideration.

12 Dividends

	Six months ended 30th September	
	2005	2004
	US$'000	US$'000
2004/05 Final dividend, paid of 1.41 US cents per share (2003/04: 1.15 US cents)	**51,810**	42,390
2005/06 Interim, proposed on 5th December 2005, of 0.58 US cents per share (2004/05: 0.58 US cents)	**21,195**	21,195
	73,005	63,585

13 Trade and other receivables

The Group allows an average credit period ranging from 30 to 90 days to its trade customers.

The trade and other receivables included trade receivables balance of US$250,321,000 (31st March 2005: US$230,935,000). The ageing analysis of trade receivables was as follows:

	30th September	31st March
	2005	2005
	US$'000	US$'000
0-60 days	**185,634**	162,647
61-90 days	**37,312**	36,254
Over 90 days	**27,375**	32,034
Total	**250,321**	230,935

14 Trade and other payables

The trade and other payables included trade payables balance of US$126,255,000 (31st March 2005: US$128,255,000). The ageing analysis of trade payables was as follows:

	30th September 2005 US$'000	31st March 2005 US$'000
0 – 60 days	**87,037**	91,124
61 – 90 days	**14,625**	15,888
Over 90 days	**24,593**	21,243
Total	**126,255**	128,255

15 Long term loans

	30th September 2005 US$'000	31st March 2005 US$'000
Other loans, unsecured	**2,813**	3,110
Current portion of long term loans	**(148)**	(92)
	2,665	3,018
Not wholly repayable within five years	**2,813**	3,110
Current portion of long term loans	**(148)**	(92)
	2,665	3,018

Other loans not wholly repayable within five years are repayable by instalments starting from February 2002 until October 2018. Interest is charged on the outstanding balances at 1.5% to 3.2% per annum (31st March 2005: 1.5% to 3.2% per annum).

At 30th September 2005, the Group's long term loans were repayable as follows:

	30th September 2005 US$'000	31st March 2005 US$'000
Within one year	**148**	92
In the second year	**155**	239
In the third to fifth year	**812**	949
After the fifth year	**1,698**	1,830
	2,813	3,110

16 Share capital

	30th September 2005 US$'000	31st March 2005 US$'000
Authorised:		
7,040,000,000 ordinary shares of HK$0.0125 each	**11,355**	11,355
Issued and fully paid:		
3,673,788,920 ordinary shares of HK$0.0125 each	**5,925**	5,925

Share options

Share options are granted to directors and to employees. For details relating to the share option scheme, please refer to pages 31 to 33 of the Group's 2005 annual report.

Movements in the number of share options outstanding during the period are as follows:

Held at 01/04/2005	Granted during the period	Forfeited during the period	Held at 31/03/2005	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
100,000	–	(100,000)	–	7.90	17/09/2002	01/08/2004	16/09/2012
100,000	–	(100,000)	–	7.90	17/09/2002	01/08/2005	16/09/2012
650,000	–	(100,000)	550,000	8.02	17/09/2002	01/08/2004	16/09/2012
650,000	–	(100,000)	550,000	8.02	17/09/2002	01/08/2005	16/09/2012
150,000	–	–	150,000	9.40	10/07/2003	01/07/2005	09/07/2013
150,000	–	–	150,000	9.40	10/07/2003	01/07/2006	09/07/2013
837,500	–	(312,500)	525,000	9.65	31/07/2003	01/07/2005	30/07/2013
837,500	–	(312,500)	525,000	9.65	31/07/2003	01/07/2006	30/07/2013
100,000	–	(100,000)	–	10.70	01/08/2003	01/08/2005	31/07/2013
100,000	–	(100,000)	–	10.70	01/08/2003	01/08/2006	31/07/2013
100,000	–	–	100,000	11.95	06/10/2003	01/10/2005	30/09/2013
100,000	–	–	100,000	11.95	06/10/2003	01/10/2006	30/09/2013
50,000	–	–	50,000	8.77	07/05/2004	01/05/2006	30/04/2014
50,000	–	–	50,000	8.77	07/05/2004	01/05/2007	30/04/2014
100,000	–	–	100,000	7.40	28/12/2004	01/01/2007	31/12/2014
100,000	–	–	100,000	7.40	28/12/2004	01/01/2008	31/12/2014
–	50,000	–	50,000	7.10	05/05/2005	01/05/2007	04/05/2015
–	50,000	–	50,000	7.10	05/05/2005	01/05/2007	04/05/2015
4,175,000	100,000	(1,225,000)	3,050,000				

No share option was exercised during the period (2004: Nil).

16 Share capital *(Cont'd)*

Share options *(Cont'd)*

The fair value of options granted or forfeited, net during the six months ended 30th September 2005 determined using the Binomial valuation model and credited to the profit and loss account was US$146,000 (charge for year ended 31st March 2005: US$544,000). The significant inputs into the model were dividend yield of 1.5%, sub optimal early exercise factor of 1.5, withdrawal rate of 5% post the vesting period, volatility of 40% and the risk-free rate is varied depending on the grant date.

The aggregate fair value of US$745,000 of the above options granted are recognized, together with a corresponding increase in equity, over their vesting period for the relevant directors and senior executives in accordance with the Group's revised accounting policy pursuant to HKFRS 2 "Share-based Payments". Details of the change in the Group's accounting policy in respect of share options granted and the financial impacts are set out in Note 2.

17 Contingent liabilities

(a)

	Group		Company	
	30th September 2005 US$'000	31st March 2005 US$'000	**30th September 2005 US$'000**	31st March 2005 US$'000
Guarantees for credit facilities granted to subsidiaries	-	-	**83,328**	37,063
Guarantee for credit facilities granted to companies controlled / held by certain directors of a subsidiary	-	8,911	-	-
	-	8,911	**83,328**	37,063

(b) The company has given guarantees for a subsidiary in respect of future payment of operating lease rentals amounting US$1,464,000 (31st March 2005: US$1,633,000).

17 Contingent liabilities *(Cont'd)*

(c) In August 2001, a claim for damages was made in the Lowndes County Circuit Court in Mississippi against a subsidiary of the Group and over ten other third party defendants for personal injury and property damage in a lawsuit pertaining to environmental contamination involving an automotive parts manufacturing facility in Columbus, Mississippi, USA which was purchased in 1999 and closed down in November 2001. No amount of damages was specified in the complaint.

On or about 30th December 2002, counsel representing the plaintiffs in the above-described lawsuit filed additional complaints in the Lowndes County Circuit Court on behalf of approximately 1,000 plaintiffs against the same subsidiary of the Group and the same co-defendants named in the above-described case. The new complaints raise allegations similar to the above-described complaint. On or about 9th September 2003, the claims against the subsidiary of the Group were dismissed without prejudice for lack of service of process. During February and March 2004, plaintiffs filed amended complaints in these actions which were answered by the subsidiary of the Group.

In 2004, seven new actions were filed in the Lowndes County Circuit Court on behalf of approximately 100 plaintiffs against similar defendants as in the pending actions. Plaintiffs in the new actions are represented by different counsel but their complaints raise similar allegations. These complaints name the same subsidiary as in the above-described lawsuits and also name Johnson Electric Holdings Limited, which has contested personal jurisdiction in these actions.

In August 2004, counsel for plaintiffs in all of the actions informed the Special Master assigned to handle pre-trial proceedings of their intention to dismiss plaintiffs' personal injury claims and to proceed with property damage and punitive damages claims on behalf of a subset of plaintiffs who, to date, remain unidentified. Notwithstanding the foregoing, the personal injury claims have not yet been dismissed.

In January 2005, these actions were re-assigned to a new judge who set a trial date of March 2006. Currently, the claims of the four plaintiffs in the first case filed in August 2001 are set to be tried then. It is possible that a few other plaintiffs' claims will be consolidated with these claims for trial.

The Group is vigorously defending all actions on behalf of the subsidiary of the Group and has asserted that the Mississippi state court lacks personal jurisdiction over the Company in the newly filed actions. In addition, the Group has asserted claims for indemnity against prior owners. Because discovery is still ongoing, the Group is unable at this time to predict with certainty the ultimate outcome of this litigation.

18 Capital commitments for property, plant and equipment

	30th September 2005		31st March 2005	
	Investments in associated company US$'000	**Property, plant and equipment US$'000**	Investments in associated company US$'000	Property, plant and equipment US$'000
Authorised but not contracted for	-	**4,366**	-	3,632
Contracted but not provided for	-	**10,445**	5,000	10,313
	-	**14,811**	5,000	13,945

19 Subsequent events

On 18th August 2005 the Company announced its proposal to acquire Parlex Corporation for approximately US$74.6 million including assumption of Parlex's convertible and nonconvertible debt. Under the acquisition agreement, Johnson Electric will acquire all of the issued and outstanding common stock of Parlex for US$6.75 per share in cash or US$44 million. The proposal was approved by Parlex's shareholders on 8th November 2005.

Parlex Corporation is a world leader in the design and manufacture of flexible, interconnect products.

On 26th August 2005, an agreement was entered into with Saia-Burgess Electronics Holding AG ("Saia-Burgess") to make a public tender offer to acquire the entire issued share capital of Saia-Burgess at a consideration of CHF 1,060 net in cash for each Saia-Burgess share. Up to the end of the additional acceptance period on 14th October 2005, acceptances corresponding to 99.3% of the total issued shares were tendered to the Company. Closing of the offer and settlement for payment of the offer price was completed on 17th November 2005.

Saia-Burgess is a leading supplier of stepper motors, switches, actuators, and electronic controllers to customers within the automotive, industrial and infrastructure automation industry.

Patrick Wang Shui Chung

Chairman and Chief Executive

Hong Kong, 5th December 2005

JOHNSON ELECTRIC HOLDINGS LIMITED

Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate
Tai Po, New Territories, Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : http://www.johnsonelectric.com

THIS CIRCULAR IS SOLELY FOR YOUR INFORMATION AND YOU ARE ADVISED TO READ AND NOTE THE CONTENTS OF THIS CIRCULAR

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representations as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisor.

If you have sold or transferred all your shares in Johnson Electric Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

DISCLOSEABLE TRANSACTION

ACQUISITION OF PARLEX CORPORATION

29 September 2005

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Acquisition"	the acquisition of all the issued and outstanding shares of Parlex by the Company through its wholly-owned subsidiaries
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Company"	Johnson Electric Holdings Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on the Stock Exchange
"Directors"	the directors of the Company
"J.E.C. Electronics Sub One Inc."	J.E.C. Electronics Sub One Inc., a Massachusetts corporation and an indirect wholly-owned subsidiary of the Company. Its principal business activity is investment holding
"J.E.C. Electronics Sub Two Inc."	J.E.C. Electronics Sub Two Inc., a Massachusetts corporation and a wholly-owned subsidiary of J.E.C. Electronics Sub One Inc. Its principal business activity is investment holding
"Johnson Electric Group"	the Company and its subsidiaries
"Latest Practicable Date"	26 September 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Merger Agreement"	the merger agreement in relation to the Acquisition of all the issued and outstanding shares of Parlex by the Company through its wholly-owned subsidiaries
"Multilayer"	the multilayer flexible printed circuit board operations of Parlex. In a separate transaction, Parlex has agreed to divest certain assets of the multilayer operation to Amphenol Corporation
"Parlex"	Parlex Corporation, a company organised in Massachusetts, U.S.A. and whose shares are listed on The NASDAQ Stock Market

"SFO"	The Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	registered holders of the Shares in issue
"Shares"	shares of HK$0.0125 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States Dollars


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

Non-Executive Directors:
Wang Koo Yik Chun *(Honorary Chairman)*
Peter Suart Allenby Edwards*
Patrick Blackwell Paul*
Arkadi Kuhlmann*
Oscar De Paula Bernardes Neto*
Michael John Enright*
Laura May-Lung Cha*
Peter Wang Kin Chung

Executive Directors:
Patrick Wang Shui Chung
(Chairman & Chief Executive)
Winnie Wang Wing Yee
(Vice Chairman)
Richard Wang Li-Chung

* *Independent Non-Executive Director*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
Johnson Building
6-22 Dai Shun Street
Tai Po Industrial Estate
New Territories
Hong Kong

29 September 2005

ACQUISITION OF PARLEX CORPORATION
DISCLOSEABLE TRANSACTION

To the Shareholders,

Dear Sir or Madam,

INTRODUCTION

On 18 August 2005, the Company and certain indirect wholly-owned subsidiaries entered into a definitive Merger Agreement to acquire Parlex Corporation, a company organized under the laws of Massachusetts, U.S.A., and listed on The NASDAQ Stock Market.

The Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to give you further details of the Acquisition and other information prescribed by the Listing Rules.

THE MERGER AGREEMENT

The Merger Agreement dated 18 August 2005 contains, inter alia, terms set out below:

Parties:

The Company, J.E.C. Electronics Sub One Inc., J.E.C. Electronics Sub Two Inc., and Parlex.

Terms:

Under the Merger Agreement, the Company, through its indirect wholly-owned subsidiaries J.E.C. Electronics Sub One Inc. and J.E.C. Electronics Sub Two Inc., will acquire all the issued and outstanding shares of common stock of Parlex for US$6.75 per share in cash. There are no restrictions regarding the subsequent sale of Parlex and/or its shares of common stock.

Separately, Parlex has also announced that it has entered into an agreement to divest certain assets of its loss-making Multilayer operation to a division of Amphenol Corporation.

Consideration:

The cash consideration for the shares of common stock of Parlex amounts to US$43.8 million. In addition, the Company will redeem the outstanding preferred stock at its aggregate par value of US$3.25 million. The total cash consideration is due on completion and is expected to be financed from Johnson Electric Group's internal cash reserves. In addition, the Johnson Electric Group will assume Parlex's existing net debt of US$27.5 million, which includes approximately US$8 million of debt obligations associated with a lease on a property where the Multilayer operation is presently located.

Conditions:

Completion of the Acquisition is subject to certain conditions, including approval by Parlex shareholders, various regulatory approvals, and certain other customary closing conditions.

Completion:

Completion of the Acquisition is presently expected to take place during the fourth quarter of 2005.

INFORMATION ON PARLEX

Parlex is a global provider of flexible interconnect solutions to a wide range of end-market applications, including automotive components, home appliances, telecommunications, computers and business equipment, medical devices, and electronic identification. Its product offerings include flexible circuits, polymer thick-film circuits, flexible interconnect hybrid circuits, laminated cable, and flexible interconnect assemblies. Its primary manufacturing facilities are in the People's Republic of China, the United States of America, and the United Kingdom.

On 15 September 2005 Parlex announced its preliminary results for the financial year ended 30 June 2005. In these results, which are unaudited, the Multilayer operations of Parlex that are presently in the process of being divested have been accounted for as discontinued operations for financial reporting purposes.

Revenues from Parlex's continuing operations (which exclude the Multilayer operations) for the year ended 30 June 2005 were US$105.9 million compared to US$83.5 million for the same period in the previous year. Operating income from continuing operations for the year ended 30 June 2005 was US$2.6 million compared to US$2.2 million in the prior year.

After interest payments of US$3.1 million Parlex reported a pre-tax loss from continuing operations of US$556,422 for the year ended 30 June 2005 compared to a pre-tax loss from continuing operations of US$327,446 for the same period in the prior year. After tax and minority interests, Parlex reported a loss from continuing operations of US$843,336 compared to a loss from continuing operations of US$427,825 for the same period in the prior year. As at 30 June 2005, Parlex had total assets of US$93.6 million (including approximately US$2.8 million in current assets held for sale as part of the divestment of the Multilayer operation). As at 30 June 2005, Parlex had stockholders' equity of approximately US$38 million. This stockholders' equity figure is prior to any adjustments that may be required as a result of the Multilayer divestment that is presently ongoing and therefore means that an adjusted net book value excluding the Multilayer operation is presently unavailable.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Parlex is a third party independent of the Company and its connected persons (as defined in the Listing Rules).

REASONS FOR AND EFFECTS OF THE ACQUISITION

The Company is among the world's leading producers of micro motors and integrated motor systems serving automotive and commercial customers worldwide. The Company considers the Acquisition of Parlex to be consistent with its strategy of strengthening its capabilities in electronics and investing in businesses adjacent to its core motor systems operations that offer above average growth prospects.

Among the factors that the Company considers relevant in its Acquisition of Parlex are:

- Electronics are becoming an increasingly important factor in many of the Johnson Electric Group's end-user markets and in the range of motor systems it supplies. The Johnson Electric Group intends to utilize Parlex's expertise in interconnection technology and electronics assembly capabilities in the development of its own motor systems business.

- A significant proportion of Parlex's existing revenues are derived from customers that are also customers of the Johnson Electric Group. The acquisition therefore presents an opportunity to provide customers with new "motion" system product solutions that draw on the expertise and technology of the combined businesses.

- Johnson Electric Group expects to be able to assist Parlex in extending its market penetration in customer segments where the Johnson Electric Group has a strong existing presence, including automotive components, home appliances, and business equipment.

The consideration was agreed between the parties after arm's length negotiations, taking into account a due diligence process undertaken by the Company and its advisors. Many factors were taken into account including the cash flow and earnings of the business of Parlex to be acquired and an assessment of its future growth potential. The Directors consider that the terms of the Acquisition are fair and reasonable and the Acquisition is in the interests of the Company and the shareholders as a whole.

Upon completion, Parlex will become an indirect wholly-owned subsidiary of the Company and will cease to be listed on the NASDAQ Stock Market. The results, assets and liabilities of Parlex will be consolidated into the financial statements of the Company. The Company is presently reviewing the potential for all or part of the assumed debt associated with the Acquisition to be restructured or refinanced following completion. This fact, along with the ongoing divestment of the Multilayer operations and negotiations related to certain property leases, therefore means that it is presently not possible to meaningfully estimate the effect of the Acquisition on the overall assets and liabilities of the Company.

GENERAL

Your attention is drawn to the appendix of this circular which contains certain additional information in relation to the Company.

Yours faithfully,
Patrick Wang Shui Chung
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

A. Interests of Directors and Chief Executive

As at the Latest Practicable Date, the directors and chief executive of the Company had the following interests in the Shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Division 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Companies of Listed Companies and which are required to be entered in the register required to be kept under section 352 of the SFO:–

	Shares of the Company of HK$0.0125 each	
Name	**Personal Interests**	**Other Interests**
Wang Koo Yik Chun	–	2,183,600,640 *(Notes a & b)*
Peter Stuart Allenby Edwards	–	100,000 *(Note c)*
Patrick Blackwell Paul	50,000	–

Notes

a. *These shares are held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*

b. *Duplications of shareholdings occur among and between the parties shown below under the Section B Interests of Shareholders Discloseable Pursuant to the SFO.*

c. *These shares are held under a trust of which Peter Stuart Allenby Edwards is one of the beneficiaries.*

B. Interests of Shareholders Discloseable Pursuant to the SFO

Save as disclosed below, the Directors are not aware of any other person (other than a Director or chief executive of the Company or his/her respective associate(s)) who, as at the Latest Practicable Date, had an interest or short position in the Shares of the Company which would fall to be disclosed to the Company under the provision of Divisions 2 and 3 of Part XV of the SFO:-

Name of Shareholder	Capacity	Number of Shares held	Approximate % of shareholding
Ms. Wang Koo Yik Chun	Beneficiary of Family trusts	2,135,600,640 *(Notes a & b)*	58.13
HSBC International Trustee Limited	Trustee	947,282,000 *(Notes a & c)*	25.78
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note a)*	24.15
Bermuda Trust (Guernsey) Limited	Trustee	358,972,480 *(Note a)*	9.77
Ceress International Investment Corporation	Trustee	223,014,080 *(Note d)*	6.07
Merriland Overseas Limited	Trustee	211,943,040 *(Note e)*	5.77

Notes

a. *The shares in which Ansbacher (Bahamas) Limited and Bermuda Trust (Guernsey) Limited were interested and 937,588,160 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and are included in the shares in which Ms. Wang Koo Yik Chun was interested as referred to above under Interests of Directors and Chief Executive in Section A.*

b. *The shares in which Ms. Wang Koo Yik Chun was interested as referred to above formed part of the shares referred to in Note a.*

c. *941,500 of the shares in which HSBC International Trustee Limited was interested were held through HSBC Trustee (Hong Kong) Limited.*

d. *The interests of Ceress International Investment Corporation in the Company were duplicated by the interests in the Company held by Bermuda Trust (Guernsey) Limited.*

e. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.*

C. Substantial Shareholders in Other Members of the Company

Save as disclosed below, the Directors are not aware of any other person (other than a Director or chief executive of the Company, or his/her respective associates(s)) who, as at the Latest Practicable Date, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of Johnson Electric Group:-

Name of Company	Name of Shareholder	%
Nanomotion Ltd.	Offritage Trustees Ltd	42.40
Parlex Corporation[(a)]	Van Den Berg Management Inc. DBA Century Management	14.94
Saia-Burgess Electronics Holding AG[(b)]	Sumida Corporation	24.50

Notes:

(a) *Upon completion of the Acquisition, the Company, through its indirectly wholly-owned subsidiaries, will own all of the issued and outstanding shares of Parlex and, at which point, Van Den Berg Management Inc. DBA Century Management will cease to be directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying any rights to vote in all circumstances at general meetings of any member of the Johnson Electric Group.*

(b) *On 26 August 2005, the Company announced a public tender offer (the "Transaction") for the entire issued share capital (other than treasury shares) of Saia-Burgess Electronic Holdings AG ("Saia-Burgess"). The Transaction has not yet been completed and there is no guarantee the Transaction will be completed. If Sumida Corporation ("Sumida") tenders its interest in Saia-Burgess and the Transaction is completed, Sumida would not be directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying any rights to vote in all circumstances at general meetings of any member of the Johnson Electric Group. The Transaction is not dependent on the tender by Sumida of its interests in Saia-Burgess. If the Transaction completes and Sumida does not tender its interests in Saia-Burgess, Sumida would be directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying any rights to vote in all circumstances at general meetings of a member of the Johnson Electric Group. If the Transaction is not completed, Saia-Burgess would not be a subsidiary of the Company and Sumida would not be directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying any rights to vote in all circumstances at general meetings of any member of the Johnson Electric Group.*

3. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into or proposes to enter into any service contract with the Company or any of its subsidiaries which does not expire or is not terminable within one year without payment of compensation (other than statutory compensation).

4. COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors nor their respective associates had interests in any business which competes or is likely to compete, either directly or indirectly, with any business of the Johnson Electric Group.

5. LITIGATION

In August 2001, a claim for damages was made in the Lowndes County Circuit Court in Mississippi against a subsidiary of Johnson Electric Group and over ten other third party defendants for personal injury and property damage in a Lawsuit pertaining to environmental contamination involving an automotive parts manufacturing facility in Columbus, Mississippi, USA which was purchased in 1999 and closed down in November 2001. No amount of damages was specified in the complaint.

On or about 30 December 2002, counsel representing the plaintiffs in the above-described lawsuit filed additional complaints in the Lowndes County Circuit Court on behalf of approximately 1,000 plaintiffs against the same subsidiary of Johnson Electric Group and the same co-defendants named in the above-described case. The new complaints raise allegations similar to the above-described complaint. On or about 9 September 2003, the claims against the subsidiary of Johnson Electric Group were dismissed without prejudice for lack of service of process. During February and March 2004, plaintiffs filed amended complaints in these actions which were answered by the subsidiary of Johnson Electric Group.

In 2004, seven new actions were filed in the Lowndes County Circuit Court on behalf of over 100 plaintiffs against similar defendants as in the pending actions. Plaintiffs in the new actions are represented by different counsel but their complaints raise similar allegations. These complaints name the same subsidiary as in the above-described lawsuits and also name Johnson Electric Holdings Limited, which has contested personal jurisdiction in these actions.

In August 2004, counsel for plaintiffs in all of the actions informed the Special Master assigned to handle pre-trial proceedings of their intention to withdraw plaintiffs' personal injury claims and to proceed with property damage and punitive damages claims on behalf of a subset of plaintiffs who, to date, remain unidentified. Notwithstanding the foregoing, the personal injury claims have not yet been dismissed.

These actions were recently re-assigned to a new judge who set a tentative trial date of March 2006. At this time there has been no decision as to which cases or claims will be tried if trial should commence on that date.

Johnson Electric Group is vigorously defending all actions on behalf of the subsidiary of Johnson Electric Group and has asserted that the Mississippi state court lacks personal jurisdiction over the Company in the newly filed actions. In addition, Johnson Electric Group has asserted claims for indemnity against prior owners. Because discovery is still ongoing, Johnson Electric Group is unable at this time to predict with certainty the ultimate outcome of this litigation.

6. GENERAL

(a) The secretary of the Company is Ms. Susan Yip Chee Lan, an associate member of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(b) The qualified accountant of the Company is Mr. Wesley Chan Chi Tat, a Certified Public Accountant and a fellow member of The Association of Chartered Certified Accountants.

(c) The principal share registrar of the Company is The Bank of Bermuda Limited at Bank of Bermuda Building, 6 Front Street, Hamilton HM11, Bermuda and its branch share registrar is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The English text of this circular will prevail over the Chinese text.

本通函僅供參考，務請細閱並留意本通函內容

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本文件各方面或應辦之手續**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之德昌電機控股有限公司股份全部**售出**，應立即將本文件送交買主，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。


JOHNSON
ELECTRIC

德昌電機控股有限公司

（在百慕達註冊成立之有限公司）

（股份代號：179）

須予披露交易

收購PARLEX CORPORATION

二零零五年九月二十九日

目　錄

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「收購」	指	本公司透過其全資附屬公司收購Parlex全部已發行及流通在外的股份
「聯繫人」	指	上市規則所載涵義
「本公司」	指	德昌電機控股有限公司，於百慕達註冊成立之有限公司，其股份在聯交所上市
「董事」	指	本公司董事
「J.E.C. Electronics Sub One Inc.」	指	J.E.C. Electronics Sub One Inc.，一家位於馬薩諸塞州之本公司間接全資附屬公司，其主要業務為投資控股
「J.E.C. Electronics Sub Two Inc.」	指	J.E.C. Electronics Sub Two Inc.，一家位於馬薩諸塞州之J.E.C. Electronics Sub One Inc.全資附屬公司，其主要業務為投資控股
「德昌電機集團」	指	本公司及其附屬公司
「最後實際可行日期」	指	二零零五年九月二十六日，即本通函付印前確定本通函所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「合併協議」	指	有關本公司透過其全資附屬公司收購Parlex全部已發行及流通在外的股份之合併協議
「Multilayer」	指	Parlex的多層撓性電路板業務。在另一項交易中，Parlex已同意向Amphenol Corporation出售多層業務的若干資產
「Parlex」	指	Parlex Corporation，一家在美國根據馬薩諸塞州的法例設立，而股份於納斯達克證券交易所上市的公司

「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	已登記的已發行股份持有人
「股份」	指	本公司股本中每股面值0.0125港元之股份
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美國貨幣美元



德昌電機控股有限公司

(在百慕達註冊成立之有限公司)

(股份代號:179)

非執行董事:
汪顧亦珍
　(名譽主席)
Peter Stuart Allenby Edwards*
Patrick Blackwell Paul*
Arkadi Kuhlmann*
Oscar De Paula Bernardes Neto*
Michael John Enright*
史美倫*
汪建中

* *獨立非執行董事*

執行董事:
汪穗中
　(主席及行政總裁)
汪詠宜
　(副主席)
汪立忠

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要營業地址:
香港新界大埔大埔工業邨
大順街6-22號德昌大廈

二零零五年九月二十九日

收購PARLEX CORPORATION
須予披露交易

敬啟者:

緒言

本公司及其部份全資附屬公司於二零零五年八月十八日達成收購Parlex Corporation的明確合併協議。Parlex是根據美國馬薩諸塞州的法例設立之公司,並於納斯達克股票市場上市。

根據《上市規則》第十四章,是項收購構成本公司的須予披露交易。本通函旨在向　閣下提供是項收購的進一步詳情及上市規則訂明的其他資料。

合併協議

二零零五年八月十八日的合併協議中包括的條款載列如下：

訂約方：

本公司、J.E.C. Electronics Sub one Inc.、J.E.C. Electronics Sub Two Inc.及Parlex。

條款：

根據合併協議，本公司將透過其間接全資附屬公司J.E.C. Electronics Sub One Inc.及J.E.C. Electronics Sub Two Inc.，以每股六點七五美元之現金作價，收購Parlex全部已發行及流通在外的普通股股份。而日後出售Parlex及／或其普通股股份並無任何限制。

此外，Parlex亦已宣佈其已另行簽訂一項協議，把其虧損的Multilayer業務的若干資產，售予Amphenol Corporation的其中一個部門。

作價：

Parlex普通股之現金作價為四千三百八十萬美元。此外，本公司將以三百二十五萬美元的累計面值贖回Parlex流通在外的優先股。預計總現金作價將由德昌電機集團之內部現金儲備支付。此外，德昌電機集團將承擔Parlex現有的淨債務二千七百五十萬美元，其中包括約八百萬美元債務與多層撓性電路板業務現址的物業租約有關。

條件：

是項收購須符合若干條件方可完成，包括獲得Parlex股東批略、各項監管批准以及達到若干其他慣常交易完成條件。

完成：

現時預期是項收購將於二零零五年第四季完成。

關於Parlex的資料

Parlex在世界各地供應撓性電路連接方案，適用於多種最終市場，包括汽車配件、家庭電器、電訊、電腦及商業器材、醫療設備、與及電子識別技術。Parlex的產品包括撓性電路、聚合物厚膜電路、撓性連接混合電路、層壓電纜，以及撓性電路連接組件。Parlex的主要製造設施位於中國內地、美國及英國。

於二零零五年九月十五日，Parlex宣布其截至二零零五年六月三十日止財政年度初步業績。此等業績未經審核，就財務報告目的，就Parlex現正出售的Multilayer業務乃按已終止業務來列賬。

Parlex截至二零零五年六月三十日止年度的持續經營業務（已撇除Multilayer業務）收入為一億五百九十萬美元，而去年同期則為八千三百五十萬美元。截至二零零五年六月三十日止年度，持續經營業務的營業收入為二百六十萬美元，而去年則為二百二十萬美元。

倘撇除三百十一萬美元利息付款，Parlex於截至二零零五年六月三十日止年度的持續經營業務錄得除稅前虧損五十五萬六千四百二十二美元，而去年同期的持續經營業務之除稅前虧損為三十二萬七千四百四十六美元。倘計入稅項及少數股東權益，Parlex的持續經營業務錄得八十四萬三千三百三十六美元虧損，而去年同期持續經營業務的虧損為四十二萬七千八百二十五美元。於二零零五年六月三十日，Parlex的資產總值為九百三十六萬美元（包括構成出售Multilayer業務其中部分的待售流動資產約二百八十萬美元）及股東權益約三千八百萬美元，此股東權益數額並未就現正持續進行Multilayer業務出售而作出可能需要之調整，故現時並無已撇除Multilayer業務之經調整賬面淨值。

經作出一切合理查詢後，董事深知及確信Parlex乃本公司及其關連人士（如《上市規則》所定義）之獨立第三方。

收購的原因及影響

本公司在馬達業內領導同儕，為從事汽車及商業的環球客戶，提供微型馬達和集成馬達系統產品。本公司認為是項收購Parlex的項目符合其策略需要，即加強電子業務能力，同時投資於與其核心馬達系統業務相關，並具有良好增長前景的業務。

本公司認為與收購Parlex有關的因素包括：

- 在德昌電機集團多個最終用戶市場及其供應的馬達系統中，電子技術的重要性日益提高。集團計劃借助Parlex專長的電路連接技術及電子裝配技術，開發本身的馬達系統業務。

- Parlex的現在收入，主要來自同樣光顧德昌電機集團的客戶。因此，這項收購能為客戶帶來新的「動力」產品方案，從中享有合併後的業務所提供的專長和技術。

- 德昌電機集團預期能協助Parlex擴大其在某些領域內客戶層的市場滲透率，這些領域包括汽車配件、家庭電器及商業器材等。

上述作價是雙方經公平磋商後議定，並已考慮到本公司及其顧問所作的盡職審查。多項因素均納入考慮之列，包括將收購的Parlex業務的現金流量及盈利，以及對其未來增長潛力之評估。董事認為是項收購的條款公平合理，並符合本公司及整體股東的利益。

收購完成後，Parlex將成為本公司間接全資附屬公司，並將終止於納斯達克股票市場上市。Parlex之業績、資產及負債將綜合計入本公司財務報表中。本公司現正審閱有關收購所承擔的全部或部分債務，考慮於完成後重組或再融資。加上現正持續進行Multilayer業務出售及有關若干物業租約的洽商，故目前不可能就收購對本公司的整體資產及負債的影響作有意義評估。

一般資料

務請　閣下垂注本通函附錄，當中載有若干有關本公司的額外資料。

此致

列位股東　台照

汪穗中
主席及行政總裁
謹啟

1. 責任聲明

本通函乃遵照上市規則提供關於本公司之資料。董事願就本通函所載有關本公司之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，據彼等所知及所信，本通函並無遺漏有關本公司之其他事實，以致其內容有所誤導。

2. 權益披露

甲. 董事及主要行政人員之權益

於最後實際可行日期，董事及本公司主要行政人員於本公司或其任何相聯法團（定義見證券及期貨條例第十五部）之股份中，擁有根據證券及期貨條例第十五部第7及8分部須知會本公司及聯交所之權益（包括根據證券及期貨條例之該等條文被當作或視為擁有之權益及淡倉），或根據上市公司董事進行證券交易之標準守則及根據證券及期貨條例第352條須存置之登記冊所記錄之權益如下：－

	本公司每股面值港幣0.0125元之股份	
姓名	**個人權益**	**其他權益**
汪顧亦珍	－	2,183,600,640 *（附註一及二）*
Peter Stuart Allenby Edwards	－	100,000 *（附註三）*
Patrick Blackwell Paul	50,000	－

附註

一. *此等股份由多項與汪氏家族有關連之信託基金之信託人直接或間接持有。*

二. *股東重疊之股權已列於下文乙段之根據證券及期貨條例須予披露之股東權益內。*

三. *此等股份由一項信託基金所持有，而Peter Stuart Allenby Edwards乃該信託基金的其中一位受益人。*

乙. 根據證券及期貨條例須予披露之股東權益

除下文所披露者外，董事不知悉有任何其他人士（本公司之董事或主要行政人員或其各自之聯繫人之權益已載列於上文），於最後實際可行日期，於本公司之股份中，擁有須根據證券及期貨條例第十五部第2及3分部之條文向本公司披露之權益或淡倉：—

主要股東	持有股份的身分	持有股份數量	約佔總數百分率
汪顧亦珍女士	家族信託基金受益人	2,135,600,640 *（附註一及二）*	58.13
HSBC International Trustee Limited	信託人	947,282,000 *（附註一及三）*	25.78
Ansbacher (Bahamas) Limited	信託人	887,040,000 *（附註一）*	24.15
Bermuda Trust (Guernsey) Limited	信託人	358,972,480 *（附註一）*	9.77
Ceress International Investment Corporation	信託人	223,014,080 *（附註四）*	6.07
Merriland Overseas Limited	信託人	211,943,040 *（附註五）*	5.77

附註

一. *此等由Ansbacher (Bahamas) Limited 及 Bermuda Trust (Guernsey) Limited擁有權益之股份及由HSBC International Trustee Limited擁有權益之937,588,160股股份，由多項與汪氏家族有關連之信託基金之信託人直接或間接持有，其已包括在上文甲段董事及主要行政人員之權益中所述之汪顧亦珍女士擁有權益之股份內。*

二. *上述由汪顧亦珍女士擁有的權益為附註一所述股份的一部份。*

三. *HSBC International Trustee Limited所擁有的其中941,500股股份乃通過HSBC Trustee (Hong Kong) Limited而持有。*

四. *Ceress International Investment Corporation擁有的本公司權益，與Bermuda Trust (Guernsey) Limited所擁有本公司權益重疊。*

五. *Merriland Overseas Limited擁有的本公司權益，與HSBC International Trustee Limited所擁有本公司權益重疊。*

丙. 於本公司其他成員公司之主要股東

除下文所披露者外，董事並不知悉有任何其他人士（本公司之董事或主要行政人員或其各自之聯繫人之權益已載列於上文），於最後實際可行日期，直接或間接持有任何類別股本（附有在任何情況下可於德昌電機集團任何成員公司之股東大會上投票之權利）面值達10%或以上之權益：－

公司名稱	股東名稱	%
Nanomotion Ltd.	Offritage Trustees Ltd	42.40
Parlex Corporation[(a)]	Van Den Berg Management Inc. DBA Century Management	14.94
Saia-Burgess Electronics Holding AG[(b)]	Sumida Corporation	24.50

附註

(a) *是項收購完成後，本公司透過其間接全資附屬公司，將擁有Parlex全部已發行及流通在外的股份。屆時，Van Den Berg Management Inc. DBA Century Management將不再直接或間接持有任何類別股本（附有在任何情況下可於德昌電機集團任何成員公司之股東大會上投票之權利）面值達10%或以上之權益。*

(b) *本公司於二零零五年八月二十六日宣布有關公開提出收購Saia-Burgess Electronic Holdings AG（「Saia-Burgess」）全部已發行股本（庫存股份除外）（「該交易」）。該交易尚未完成，亦不保證該交易將得以完成。倘若Sumida Corporation（「Sumida」）就該交易出售其於Saia-Burgess權益，而該交易亦能完成，則Sumida不會直接或間接持有任何類別股本（附有在任何情況下可於德昌電機集團任何成員公司之股東大會投票之權利）面值達10%或以上之權益。該交易並非取決於Sumida是否出售其於Saia-Burgess之權益。倘該交易完成，而Sumida並無出售其於Saia-Burgess之權益，則Sumida直接或間接持有任何類別股本（附有在任何情況下可於德昌電機集團其一成員公司之股東大會投票之權利）面值達10%或以上之權益。倘該交易未能完成，Saia-Burgess不會成為本公司之附屬公司，而Sumida不會直接或間接持有任何類別股本（附有在任何情況下可於德昌電機集團任何成員公司之股東大會投票之權利）面值達10%或以上之權益。*

3. 服務合約

於最後實際可行日期，各董事概無與本公司或其任何成員公司訂立或建議訂立本公司不可於一年內免付補償（法定賠償除外）而終止之服務合約。

4. 競爭權益

於最後實際可行日期，董事及彼等各自之聯繫人士概無於對德昌電機集團業務構成或可能構成競爭之業務中擁有任何權益。

5. 訴訟

於二零零一年八月，一宗牽涉德昌電機集團位於美國密西西比州哥倫布的汽車部件生產廠房之環境污染訴訟德昌電機集團其中一家附屬公司及超過十個第三方被告向朗茲縣巡迴法院提出人身傷害及財產損失索償，該廠房於一九九九年購入，並已於二零零一年十一月關閉。有關訴訟文件中並無指定索償金額。

於二零零二年十二月三十日或前後，上述訴訟原告的代表律師代表約一千個原告向朗茲縣巡迴法院另行提出索償，要求德昌電機集團同一間附屬公司和上述訴訟中的其他多個被告作出賠償。新訴訟之申訴與上述訴訟相近。於二零零三年九月九日或前後，在不損害未有送達法律程序文件的原則下，對德昌電機集團附屬公司作出的索償已遭駁回。於二零零四年二月及三月期間，原告動議修改於訴訟中已由德昌電機集團附屬公司答辯的申訴。

於二零零四年，該未解決訴訟的超過一百個原告向朗茲縣巡迴法院提出七個新的訴訟，控告該訴訟的相同被告。新訴訟的原告由不同律師代表，惟彼寺提出相近的申訴，該索償對象為上述訴訟中的相同附屬公司與該等訴訟中已爭取個人司法權的德昌電機控股有限公司。

於二零零四年八月，所有訴訟之原告代表律師，代表迄今尚未具名的集體原告，知會獲指派處理審訊前法律程序之特別聆案官，彼等之意向為徹回原告人身傷害索償，而改為追討財產損失及懲罰性損害賠償。儘管如此，該人身傷害索償仍未被撤銷。

此等訴訟於最近改由一名新的法官處理審訊，該法管訂下初步聆訊日期為二零零六年三月。因聆訊待該時才開始，現時沒有定案審理何案件或何索償。

德昌電機集團現正代表其附屬公司就所有索償提出激烈抗辯，亦已就該新訴訟聲明密西西比州州法院並未提供個人司法權予本公司。此外，德昌電機集團並已向該廠房的前擁有人申索賠償。該訴訟仍在進行中，因此德昌電機集團在現階段未能預測訴訟的最終結果。

6. 一般事項

(甲) 本公司之秘書為葉熾蘭小姐，彼為特許秘書及行政人員學會及香港特許秘書公會之會員。

(乙) 本公司之合資格會計師為陳志達先生，彼為會計師及特許公認會計師公會資深會員。

(丙) 本公司之主要股份登記處為The Bank of Bermuda Limited，地址為Bank of Bermuda Building, 6 Front Street, Hamilton HM11, Bermuda，其股份登記分處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716舖。

(丁) 本通函概以英文版為準。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of Johnson Electric Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

Gatebrook Limited

(Incorporated in Cyprus with limited liability)

MAJOR TRANSACTION

Public Tender Offer
for the entire issued share capital
(other than Treasury Shares)
of Saia-Burgess Electronics Holding AG

Financial Adviser to Johnson Electric Holdings Limited


citigroup
corporate and
investment banking

27 January 2006

CONTENTS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"Acquisition"	the acquisition of the Saia-Burgess Shares by the Company, through Gatebrook, pursuant to the Offer
"Board"	the board of Directors
"Company"	Johnson Electric Holdings Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on the Stock Exchange
"Condition"	the conditions set out in the subsection headed "Conditions of the Offer" in the Letter from the Board
"Directors"	the director(s) of the Company
"Gatebrook"	Gatebrook Limited, an indirect wholly-owned subsidiary of the Company and incorporated with limited liability in Cyprus
"IFRS"	International Financial Reporting Standards
"Johnson Electric Group" and "Group"	the Company and its subsidiaries
"Latest Practicable Date"	23 January 2006
"Loan Agreement"	the bridge loan facility agreement entered into by the Company with Citibank, N.A. Hong Kong Branch as lender, in respect of a bridge loan facility of up to CHF 700 million (approximately US$548 million) on 25 August 2005
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Material Adverse Effect"	any matter or event which, individually or together with other matters or events, causes, or is likely to cause, a reduction of: • earnings before interest, taxes and amortisations of CHF 4.7 million (equal to 10% of the consolidated earnings before interest, taxes and amortisations of the Saia-Burgess Group in the financial year 2004 as set out in the 2004 annual report of Saia-Burgess) or more; or

- the consolidated revenues of CHF 28.4 million (equal to 5% of the consolidated revenues of the Saia-Burgess Group in the financial year 2004 as set out in the 2004 annual report of Saia-Burgess) or more; or
- the consolidated equity of Saia-Burgess of CHF 17.2 million (equal to 10% of the consolidated equity of Saia-Burgess as at 30 June 2005 as set out in the 2005 interim report of Saia-Burgess) or more

"Offer" — the public tender offer for all the publicly held registered shares of Saia-Burgess

"Offer Document" — the document published in Switzerland on or about 27 August 2005 setting out, inter alia, terms, conditions and details of the Offer and, where applicable, the composite document to be issued by or on behalf of the Company

"Offer Period" — the initial offer period from 15 September 2005 to 28 September 2005 and the additional acceptance period from 3 October 2005 to 14 October 2005

"Offer Price" — CHF 1,060 (approximately US$830) net in cash for each registered share of Saia-Burgess with a nominal value of CHF 50 (approximately US$39) each

"Parlex" — Parlex Corporation, a company organized in Massachusetts, USA

"Parlex Agreement" — the agreement dated 18 August 2005 and entered into among the Company, J.E.C. Electronics Sub One Inc., J.E.C. Electronics Sub Two Inc., and Parlex pursuant to which the Company acquired all the issued and outstanding shares of common stock of Parlex

"Saia-Burgess" — Saia-Burgess Electronics Holding AG, a Swiss corporation having its registered seat in Switzerland

"Saia-Burgess Group" — Saia-Burgess and its subsidiaries

"Saia-Burgess Shares" — registered shares of Saia-Burgess with a nominal value of CHF 50 each to which the Offer applied

"SFO"	The Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shares"	the ordinary shares of the Company which are listed on the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sumida"	Sumida Corporation
"Sumida Offer"	the tender offer published by Sumida on 22 July 2005 for all remaining Saia-Burgess Shares at a price of CHF 950 per share
"Swiss Stock Exchange Act"	Federal Act on Stock Exchanges and Securities Trading of Switzerland of 24 March 1995
"Treasury Shares"	registered shares of Saia-Burgess with a nominal value of CHF 50 each held by Saia-Burgess and its subsidiaries

Unless otherwise specified in this circular, where financial information in this circular has been converted into US dollars, it has been converted at CHF 1: US$0.78345, being the exchange rate prevailing on 20 January 2006. Such conversions have been made solely for the convenience of readers and should not be construed as a representation that such amounts have been, could have been or could be converted into US dollars at such rates or any other rates or at all.


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

Non-Executive Directors:
Wang Koo Yik Chun
(Honorary Chairman)
Peter Stuart Allenby Edwards*
Patrick Blackwell Paul*
Arkadi Kuhlmann*
Laura May-Lung Cha*
Oscar De Paula Bernardes Neto*
Peter Wang Kin Chung
Michael John Enright*

Executive Directors:
Patrick Wang Shui Chung *JP*
(Chairman and Chief Executive)
Winnie Wang Wing Yee
(Vice-Chairman)
Richard Wang Li-Chung

* *Independent Non-Executive Director*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Place of Business in Hong Kong:
Johnson Building
6-22 Dai Shun Street
Tai Po Industrial Estate
Tai Po, New Territories
Hong Kong

27 January 2006

To the Shareholders

Dear Sir or Madam,

INTRODUCTION

On 26 August 2005, the Board announced that the Company agreed on 26 August 2005 to make a public tender offer, through Gatebrook, an indirect wholly-owned subsidiary of the Company, to acquire the entire issued share capital (other than the Treasury Shares) of Saia-Burgess. On 17 November 2005, the Board further announced that the Conditions to the Offer had been fulfilled and the Acquisition completed in accordance with the terms of the Offer on 17 November 2005.

The Offer constitutes a major transaction of the Company under the Listing Rules and was approved in writing on 24 August 2005 by a closely allied group of shareholders, as defined in Rule 14.45 of the Listing Rules, who together hold 2,132,210,800 Shares, representing 58.04% of the issued share capital of the Company, as required by the Listing

Rules. The purpose of this circular is to give you further information on the Acquisition and other information prescribed by the Listing Rules.

THE OFFER

The Company, through Gatebrook, made the Offer during the Offer Period for all issued shares of Saia-Burgess with a nominal value of CHF 50 (approximately US$39) each, including all Saia-Burgess Shares issued until the end of the Offer Period utilizing the existing conditional share capital. For the avoidance of doubt, the Offer was not extended to Treasury Shares. There are no restrictions on subsequent disposal of the Saia-Burgess Shares.

Accordingly, the Offer was for a maximum of 655,973 Saia-Burgess Shares, as set out below:

Saia-Burgess Shares issued as of 25 August 2005	615,950
Maximum number of Saia-Burgess Shares that could have been issued until the end of the Offer Period utilizing the conditional share capital	40,550
Less: Treasury Shares	(527)
Maximum number of Saia-Burgess Shares to which the Offer pertained	655,973
Number of Saia-Burgess Shares issued at the end of the Offer Period	643,200

Pursuant to the Offer, Gatebrook acquired 638,231 Saia-Burgess Shares, representing 99.23% of all Saia-Burgess Shares issued at the end of Offer Period.

Consideration of the Offer

Gatebrook offered CHF 1,060 (approximately US$830) net in cash for each Saia-Burgess Share. Accordingly, Gatebrook paid an aggregate price of CHF 676,524,860 (approximately US$530,023,402) for the 638,231 Saia-Burgess Shares that were tendered pursuant to the Offer. If the 4,969 Saia-Burgess Shares not presently held by Gatebrook are compulsorily acquired pursuant to applicable Swiss law (see the section headed "Intention in relation to Saia-Burgess" in this circular), a further CHF 5,267,140 (approximately US$4,126,541) in cash will be payable.

The Offer Price represented a premium of approximately:

- 11.58% compared to the offer price of the Sumida Offer, amounting to CHF 950 (approximately US$744) per Saia-Burgess Share;

- 41.3% compared to the average of the opening prices of the Saia-Burgess Shares on the SWX Swiss Exchange during the 30 trading days prior to 30 June 2005, the period during which Sumida published the pre-announcement of its tender offer to all shareholders of Saia-Burgess;

- 7.6% compared to the closing share price of Saia-Burgess on 25 August 2005 being the date immediately prior to the announcement of the Offer; and

- 2.9% compared to the closing share price of Saia-Burgess on 23 January 2006.

The following sets out the historical prices of the Saia-Burgess Shares on the SWX Swiss Exchange:

	2002	2003	2004	2005
		(CHF)		
High	520	472	733	1,093
Low	330	220	462	627.50

Source: Bloomberg

The Offer Price was determined after arm's length negotiations between the Company and Saia-Burgess. Various factors were taken into consideration including, but not limited to, the historical financial performance of Saia-Burgess, the competitive position of Saia-Burgess in the industry and an independent fairness opinion from an investment bank advising the board of directors of Saia-Burgess. The Directors consider that the Offer Price and the terms and conditions of the Offer are fair and reasonable and the Offer is in the interests of the Company and the shareholders of the Company as a whole.

As at the Latest Practicable Date, there are a total of 643,200 registered Saia-Burgess Shares. On the basis of CHF 1,060 (approximately US$830) per Saia-Burgess Share, being the Offer Price, the entire issued share capital (other than Treasury Shares) of Saia-Burgess is valued at approximately CHF 682 million (approximately US$534 million).

Funding and payment of the consideration

The Offer was financed by the Company using its own funds and by drawing down the loan facility made available to it by banks for this Offer as described below.

On 25 August 2005, the Company as borrower entered into a bridge loan agreement with Citibank, N.A. Hong Kong Branch as lender, in respect of a bridge loan facility of up to CHF 700 million (approximately US$548 million). Under the terms of the Loan Agreement, the loans, if any made to the Company pursuant to the Loan Agreement, shall be repaid in full six months after the date of the Offer Document (or if earlier the public announcement of the Offer) and may be extended for a further six months at the option of

the Company subject to certain conditions being fulfilled. The purpose of the facility is, among others, to finance the Offer and/or the stamp duty payable on the acquisition of Saia-Burgess Shares. The Directors consider that the terms of the Loan Agreement are fair and reasonable having regard to the scale of the Offer.

Under the Loan Agreement, it will be an event of default, among others, if the various family discretionary trusts which in aggregate are directly or indirectly interested in 58.13% of the issued share capital of the Company, ceases to beneficially own, either directly or indirectly, at least 50.1% of the issued share capital of, and equity interest in, the Company free from any security interest or ceases to have management control over the Company. If any of the above events occurs, the loans, if any made pursuant to the Loan Agreement, may become due and payable on demand. Ms. Wang Koo Yik Chun is a beneficiary of various family discretionary trusts which in aggregate are directly or indirectly interested in 58.13% of the issued share capital in the Company.

The Company has commenced negotiations with the banks to refinance the bridging loan with a term loan. As at the date of this circular, the Company has received several offers to underwrite the entire amount of the term loan facility and the Company expects to finalise the detailed loan arrangements within the next few months.

Conditions of the Offer

The Offer was subject to the fulfillment of the following Conditions, all of which have been fulfilled as at 17 November 2005:

(a) Gatebrook shall have received, until the end of the Offer Period, valid acceptances for Saia-Burgess Shares representing, when combined with the Saia-Burgess Shares that Gatebrook and the Company may hold at the end of the Offer Period, 328,251 shares (i.e. 50% of all Saia-Burgess Shares on a fully diluted basis plus one share);

(b) All waiting periods applicable to the Acquisition shall have expired or been terminated and all competent merger control authorities shall have approved or granted clearance of the Acquisition without them or their group companies being required to meet any condition or requirement that has, or is likely to have, a Material Adverse Effect on them;

(c) A shareholders' meeting of Saia-Burgess shall have resolved to remove the provisions in the articles of incorporation limiting the voting rights of each shareholder to 5% of the issued voting rights irrespective of the number of shares such shareholder holds, i.e., to abolish the 2nd and 3rd sentence of Article 4(2), Article 4(3) in its entirety, the words (as translated into English) "the participation limits or" and "2" in Article 4(6), and the words "the participation limits or" in Article 4(8);

(d) The amendments of the articles of incorporation of Saia-Burgess pursuant to the preceding Condition (c) shall have been duly entered into the commercial register;

(e) Two persons designated by Gatebrook shall have been validly elected by the meeting of the shareholders of Saia-Burgess as members of the board of directors of Saia-Burgess, subject only to this Offer becoming unconditional in all respects;

(f) The board of directors of Saia-Burgess shall have resolved to register Gatebrook as a shareholder with voting rights with respect to all Saia-Burgess Shares that Gatebrook may acquire as a result of the Offer or otherwise, subject only to this Offer becoming unconditional in all respects;

(g) No competent court or governmental body shall have issued a decision or an order preventing the consummation of the Offer;

(h) Until the end of the Offer Period, no matters or events shall have occurred, and no matters or events shall have been disclosed by Saia-Burgess, which, in the opinion of an independent, internationally recognized accounting firm or investment bank appointed by Gatebrook upon consultation of the board of directors of Saia-Burgess, constitute a Material Adverse Effect; and

(i) A shareholders' meeting of Saia-Burgess shall not have approved a merger or demerger in an amount CHF 44.4 million (approximately US$34.8 million) or more, or an ordinary, authorized or conditional increase of the share capital of Saia-Burgess (this clause is designed to limit certain tactics that may be used by Saia-Burgess to prevent a merger).

Completion of the Offer

The Conditions to the Offer were fulfilled on or before 17 November 2005. 638,231 Saia-Burgess Shares representing 99.23% of all the Saia-Burgess Shares issued at the end of the Offer Period were tendered and payment of the Offer Price for the tendered Saia-Burgess Shares was made on 17 November 2005. As a result, the Acquisition has been completed in accordance with the terms of the Offer on 17 November 2005.

Governing Law of the Offer

The Offer, and all rights and obligations arising under or in connection with the Offer, shall be governed by Swiss law. Exclusive place of jurisdiction for all disputes arising out of or in connection with this Offer is Zurich.

Discharge of Liability

Pursuant to an agreement governing the making of the Offer executed on 26 August 2005 between the Company and Saia-Burgess, the Company has agreed, provided that the Offer is successful and becomes unconditional and subject to applicable law, to discharge, and to procure that all members of the Saia-Burgess Group discharge the directors of each company of Saia-Burgess, and the group managers of Saia-Burgess from any liabilities,

provided that the foregoing shall not apply in connection with any wilful or grossly negligent acts or omissions of a director or group manager, as the case may be. This clause provides the directors with protection from liability claims for past acts, if any, brought by the Company and became effective on the Acquisition which was completed on 17 November 2005.

INFORMATION ON A LAPSED COMPETING OFFER FOR SAIA-BURGESS

On 30 June 2005, a wholly-owned subsidiary of Sumida announced its intention to launch a tender offer for all outstanding shares of Saia-Burgess. Sumida disclosed a 24.5% shareholding in Saia-Burgess as at 1 July 2005. Sumida subsequently announced that it had increased its shareholding to 26.12% of all issued Saia-Burgess Shares, and acquired options for the purchase of a further 3.26% of the issued shares. On 22 July 2005, Sumida Holding Germany GmbH published its tender offer for all remaining Saia-Burgess Shares at a price of CHF 950 (approximately US$744) per share. The board of directors of Saia-Burgess rejected the Sumida Offer. Sumida's offer period commenced on 8 August 2005 and ended on 21 September 2005. On 11 August 2005 the board of directors of Saia-Burgess published an independent fairness opinion and reiterated its recommendation that the shareholders of Saia-Burgess reject the Sumida Offer based on an independent fairness opinion that the Sumida Offer was too low and commercial reasons.

INFORMATION ON SAIA-BURGESS

Saia-Burgess is a Swiss corporation having its registered seat in Murten, Switzerland. The share capital of Saia-Burgess currently amounts to CHF 32,160,000 divided into 643,200 registered shares, with a nominal value of CHF 50 each. The share capital is fully paid-in. The Saia-Burgess Shares are listed at the SWX Swiss Exchange but are in the process of being voluntarily delisted (see the subsection headed "Intention in relation to Saia-Burgess" in this circular).

Saia-Burgess has its own production facilities and sales network in Europe, North America, Africa and Asia. The Saia-Burgess Group focuses on strong growth segments in the automotive and industrial areas and on infrastructure automation. The product emphasis is on the development and production of switches, actuators, electronic products and electronic controllers. In the financial year ended 31 December 2004, Saia-Burgess achieved sales of CHF 568.4 million.

INFORMATION ON THE COMPANY

The Company is one of the world's largest providers of micromotors and integrated motor systems to global customers in the automotive components, power tools, home appliances, business equipment, audio visual and personal care sectors. The Johnson Electric Group is headquartered in Hong Kong, employs over 32,000 people in 14 countries world wide and achieved turnover of US$1,144 million in the financial year ended 31 March 2005.

The Company was established in 1959 by the late Mr. Wang Seng Liang and the Company pioneered local manufacturing of high quality micromotors in Hong Kong. The rapid expansion of Hong Kong's motorized toy industry during the early 1960's enabled the Company to benefit from economies of scale and to build expertise in low cost, high quality DC micromotors and AC motors. In 1982, the Company moved manufacturing operations to Shajing, China. The Company has since expanded considerably and currently employs over 32,000 people in 14 countries, with the majority of the workforce engaged in production activities in China. Design engineering centers are located in Hong Kong, Italy, China, Japan, Israel and the United States.

In 1984, the Company was listed on the Stock Exchange and is a constituent stock of the Hang Seng Index. It is also a constituent stock of the Morgan Stanley Capital International Index and has a sponsored American Depositary Receipt Program in the United States.

The Johnson Electric Group is structured into three business groups, the Commercial Motors Group, the Automotive Motors Group and the Components & Services Group.

- The Commercial Motors Group has four business units focused in specific market segments, namely, power tools, business equipment and personal products, home appliances and audio visual.

- The Automotive Motors Group has five business units focused to support the major automotive segments of body instruments, powertrain management, chassis braking, body climate and powertrain cooling.

- The Components & Services Group is focused on producing plastic and metal parts, toolings and production equipment for motors.

All business groups are supported by corporate functional departments including engineering, finance, supply chain services, quality assurance, human resources, sales and strategic marketing.

The Company's goal is the creation of shareholder and customer value. The focus of the Company's group business strategy is on working with its customers to produce motors that meet or exceed the expectations of product end-users in an efficient and effective manner. The Company has invested over 40 years in developing motor expertise, broadening its product range and building a world-class global company.

The Company's principal financial objective is to maximize long-term cash flows by investing in markets and product segments that offer superior growth prospects and where the Johnson Electric Group can leverage its substantial resources and competencies.

REASONS FOR THE ACQUISITION

The Company is one of the world's largest providers of micromotors and integrated motor systems to global customers in the automotive components, power tools, home appliances, business equipment, audio visual and personal care sectors. It has expanded over the years through a combination of organic growth and acquisitions.

Saia-Burgess is focused on expanding segments in the automotive, industrial and infrastructure automation markets and enjoys a leading market position in niche application markets with a blue chip customer base. It is a global market leader in stepper motor technology, a differentiated product used for high precision positioning applications and also manufactures solenoids, switches, sensors and controllers that are used in automotive and industrial applications.

The Acquisition involves the combination of a leading global micromotors manufacturer and a leading global stepper motors manufacturer to create a formidable platform that leverages core competencies of each company. Saia-Burgess will enable the Enlarged Group to provide a more comprehensive range of electric motors as well as a broader portfolio of electronic and electrical components. An enlarged product portfolio gives the Enlarged Group opportunities to combine individual components to provide more value-added systems solutions through joint innovation.

Saia-Burgess's excellent customer relationships in Europe and the United States and the Company's strong position in Asia and the United States together with the enhanced product range should provide the Enlarged Group with numerous cross-selling and strategic marketing opportunities among customers and across geographic regions. The Company believes that this will accelerate growth in Asia, especially China, Japan and Korea and also in Europe and the United States.

The Acquisition will also provide the Company with immediate access to innovative electromechanical technologies employed by Saia-Burgess. The expanded expertise in research, development and production and expected benefits from economies of scale in joint purchasing, raw materials procurement, and other areas should be mutually beneficial.

Therefore, the Company believes that the Acquisition will result in higher revenue growth potential and also margin expansion for the Enlarged Group as a result of the increased operational scale and the expected synergies. The Acquisition is consistent with the Company's objective of being the world's preeminent motor manufacturer and is being implemented for the purpose of enhancing the Johnson Electric Group's long-term prospects. This will help achieve the Company's goal of creation of shareholder and customer value.

FINANCIAL AND TRADING PROSPECTS OF THE JOHNSON ELECTRIC GROUP

The Company's principal financial objective is to maximize long-term cash flows by investing in markets and product segments that offer superior growth prospects and where the Johnson Electric Group can leverage its substantial resources and competencies.

The Acquisition is expected to significantly enhance the Company's market position across all its expanded market segments. The Enlarged Group, with its broad product offering and strong customer relationships globally, is well-positioned to benefit from a range of growth opportunities in the motors industry.

In the Company's core micromotors business, the focus remains on driving for continuous improvement in operations and quality, and in developing innovative new products for customers. With regard to Saia-Burgess, a number of opportunities for potential cost savings in the area of components sourcing, supply chain optimization, and overhead reduction have been identified. Over time, there is considerable revenue synergy potential from new product development opportunities in motion sub-systems and in the provision of higher value-added solutions.

In the near term, while high material prices will continue to be challenging, management is confident that the Johnson Electric Group's operating cost base is being managed in an aggressive and effective manner.

FINANCIAL EFFECTS OF THE ACQUISITION

At the end of the Offer Period, the Johnson Electric Group had acquired 99.23% of all Saia-Burgess Shares in issue. Accordingly, the financial results of Saia-Burgess Group will be consolidated into those of the Company.

Impact on Earnings

As set out in the accountants' report on the Saia-Burgess Group included in Appendix II to this circular, the Saia-Burgess Group had a loss attributable to shareholders of CHF 4.9 million for the nine months ended 30 September 2005. It should be noted that the recent performance of Saia-Burgess had been adversely affected by the exceptionally high pension provision due to the closing of the pension scheme in the United Kingdom and provision for possible German tax following an audit during the period by the German tax authority. The results for the period were also negatively impacted by costs for defensive measures related to the hostile takeover bid by Sumida.

The Acquisition is likely to affect the earnings of the Johnson Electric Group by way of:

- contribution from the operations of the Saia-Burgess Group;
- increase in earnings from cost savings and revenue synergies;
- decrease in earnings due to amortization of intangibles that are recognized at the date of the Acquisition; and
- decrease in earnings due to increased interest payments required to service the additional debt required for the Acquisition.

For further details of the relevant adjustments and their impact, please see the sections on "Gross profit" and "Net profit" on pages 15 and 16 of this circular.

Impact on Assets and Liabilities

The Company recorded consolidated net assets of approximately US$828 million (or approximately 22.5 U.S. cents on a per share basis) as at 30 September 2005. The consolidated assets and liabilities of the Company as at 30 September 2005 was US$1,074 million and US$246 million respectively. As stated in the section headed "Unaudited pro forma statement of assets and liabilities of the Enlarged Group" in Appendix IV to this circular, there will be no change in the net assets of the Enlarged Group and the assets and liabilities of the Enlarged Group will be US$1,909 million and US$1,081 million, respectively, had the completion of the Acquisition taken place on 30 September 2005.

Since the actual fair values of the identifiable assets and liabilities of the Saia-Burgess Group at the date of the Acquisition may be substantially different from the fair values used in the preparation of the "Unaudited pro forma statement of assets and liabilities of the Enlarged Group" presented in Appendix IV to this circular, the actual identifiable assets and liabilities recognised and goodwill arising from the Acquisition may be different from the amounts shown in this circular.

Gearing Position and Working Capital

Before the Acquisition, Johnson Electric Group's operation was mainly financed by its internally generated funds. As at 30 September 2005, the Johnson Electric Group was essentially debt-free with cash and cash equivalents of US$199 million.

As stated in the section headed "Unaudited pro forma statement of assets and liabilities of the Enlarged Group" in Appendix IV to this circular, had the Acquisition been completed on 30 September 2005, the pro forma total borrowings of the Enlarged Group would be approximately US$667 million (including a bridging loan of US$524 million to finance the Acquisition), cash and cash equivalents would be approximately US$214 million and shareholders' equity would be approximately US$828 million. The pro forma gearing ratio (calculated on the total borrowings net of cash and cash equivalents

to the shareholders equity) of the Enlarged Group would be approximately 55%. Negotiations have commenced with banks to refinance the bridging loan with a term loan.

Intention in relation to Saia-Burgess

The Company supports Saia-Burgess's current strategy and business plan and intends to develop, together with Saia-Burgess, a joint strategy for leveraging each other's technology competence and customer base.

As at the date of this circular, and pursuant to the Acquisition, the Company is the beneficial owner of 638,231 Saia-Burgess Shares representing 99.23% of all Saia-Burgess Shares issued at the end of the Offer Period. The Company intends to delist the Saia-Burgess Shares from the SWX Swiss Exchange and to request the cancellation of the remaining Saia-Burgess Shares in accordance with the squeeze-out provisions of Article 33 of the Swiss Stock Exchange Act. An application to cancel the remaining Saia-Burgess Shares was filed in late November 2005 with the court in Switzerland. The Company has been informed by its Swiss legal advisers that the court will publish the notice of claim to cancel the Saia-Burgess Shares three times in the Swiss Commercial Gazette, with the deadline for remaining shareholders to join in the proceedings being not less than three months from the date of the first publication. The motion was first published by the court on 9 December 2005 and the Company expects the court order effecting the cancellation of the remaining Saia-Burgess Shares to take effect in April 2006. Upon cancellation of the remaining Saia-Burgess Shares, the same number of Saia-Burgess Shares will be reissued to Gatebrook against payment of the Offer Price and the shareholders whose Saia-Burgess Shares were cancelled, will have a claim against Saia-Burgess for the Offer Price. For the delisting, an application was filed with the SWX Swiss Exchange for delisting of the Saia-Burgess Shares on 12 December 2005. The SWX Swiss Exchange has informed the Company on 4 January 2006 that the application to delist has been approved conditional on the cancellation of the remaining Saia-Burgess Shares by the Swiss court. The Company intends for the delisting to take place as soon as practicable after the cancellation of the remaining Saia-Burgess Shares. Immediately after the cancellation, the Company will be the beneficial owner of 643,200 Saia-Burgess Shares representing 100% of the issued share capital of Saia-Burgess.

MANAGEMENT DISCUSSION ON SAIA-BURGESS

The following is a summary of the financial information relating to Saia-Burgess as extracted from the accountants' report on the Saia-Burgess Group as set out in Appendix II to this circular:

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000* (Unaudited)	*CHF'000*
Sales	468,874	490,248	568,350	425,612	463,374
Gross profit	129,309	133,193	155,367	119,436	107,816
Operating profit	33,840	33,121	41,768	32,764	13,410
Profit before income tax	31,935	29,408	37,115	29,528	5,944
Income taxes	(8,733)	(7,707)	(9,951)	(7,903)	(10,820)
Profit (loss) attributable to equity holders of Saia-Burgess	23,202	21,701	27,164	21,625	(4,876)

Financial Performance for Nine months ended 30 September 2005 (as compared to the same period ended 30 September 2004)

Results Of Operations

Sales

In the first nine months of 2005, Saia-Burgess recorded a year-on-year increase of 8.9% in sales from CHF425.6 million in the first nine months of 2004 to CHF 463.4 million in which there was also a negative foreign exchange impact of CHF 2.6 million or 0.6% as a result of the weaker US dollar.

Gross profit

Gross profit for the 9 months to 30 September 2005 was CHF 107.8 million (first nine months of 2004: CHF 119.4 million). The gross profit was adversely affected in the period by certain exceptional charges, CHF 6.0 million in respect of the termination of the United Kingdom pension scheme in September and CHF 10.5 million in respect of additional inventory and warranty provisions.

Net profit

Operating expenses for the 9 months to 30 September 2005 at CHF 94.4 million were CHF 7.7 million higher than for the same period the previous year. The 2005 figures included the CHF 2.4 million balance of the total United Kingdom pension scheme charge of CHF 8.4 million and 1.6 million costs in respect of the aborted Sumida Offer.

Operating profit for the 9 months to 30 September 2005 was adversely affected by writing down by CHF 4.3 million to a nominal amount the 35% investment of Saia-Burgess in MiCS MicroChemical Systems SA following a review of its business plan and prospects.

Finance expenses for the 9 months to 30 September 2005 increased to CHF 3.2 million (first nine months of 2004: CHF 2.9 million) due to the increased loan taken out in mid year 2004 to finance the acquisition of Bühler's actuator division. Included in the finance expenses are exchange translation gains of a loan which at the end of September 2005 amounted to CHF 1.4 million (first nine months of 2004: CHF 0.2 million).

Profit before income tax for the 9 months to 30 September 2005 was CHF 5.9 million against CHF 29.5 million in the corresponding period the previous year. However, as set out above, in 2005 there were exceptional charges totaling CHF 24.8 million in respect of the termination of the United Kingdom pension scheme, inventory and warranty provisions, the aborted Sumida Offer and the write down of the investment by Saia-Burgess in MiCS Microchemical Systems SA, which should not be expected to recur.

The net loss for the 9 months to 30 September 2005 amounted to CHF 4.9 million (first nine months of 2004: profit of CHF 21.6 million). A contributory factor in this loss was a provision of CHF 7.3 million for possible German tax, following an audit during the period by the German tax authority.

Financial Position

Liquidity and capital resources

For the 9 months to 30 September 2005, the consolidated cash balances decreased by CHF 3.6 million, from CHF 22.1 million to CHF 18.5 million.

In the same period, the operating cash flow before changes in working capital decreased by CHF 10.1 million. The decrease was due to lower income before tax and which could not be fully compensated by increased deprecation charges or increase in long term provisions.

Cash flows from operating activities include an increase in working capital from CHF 76.7 million to CHF 114.1 million. This increase is mainly the consequence of an acquisition which took place on 1 October 2005 but the funds relating to this acquisition amounting to CHF 26 million were drawn down on 30 September 2005 and in the financial statement booked as a prepayment, but also related to the increase in requirement for inventories at the major production facilities to support the increase in sales. Intensified utilization of cash resources was partly compensated for by increased trade payables and VAT receivables.

The cash flow from operating activities in the 9 months to 30 September 2005 decreased by CHF 5.1 million in comparison to the corresponding period in 2004, mainly as a consequence of tax payments increasing from CHF 5.5 million to CHF 7.9 million as well as interest cost increasing from CHF 2.5 million to CHF 3.5 million as the acquisition of Bühler's actuator division only took place in the third quarter of 2004.

Cash outflow from investing activities decreased from CHF 60.5 million in the 9 months to 30 September 2004 to CHF 46.7 million in the corresponding period in 2005. The investment booked as at 30 September 2005 includes CHF 26.0 million for the CEI Ltd acquisition which took place on 1 October 2005 as well as a capital increase in an associated company. The investment in plant and equipment increased by CHF 2.5 million to CHF 19.5 million as increased sales required additional tooling and assembly lines.

Decreased cash flow from financing activities of CHF 10.6 million was due to lower value of acquisitions in the 9 months to 30 September 2005 compared with the two acquisitions made in the corresponding period in 2004 leading to lower financing requirements.

Assets and capital structure

Net indebtedness increased by CHF 38.1 million, as Saia-Burgess took out a bridging loan at the end of September 2005 to finance the acquisition of CEI Ltd. This loan is repayable by April 2006, and on the same terms as the Saia-Burgess long term loan.

Financial Performance for Year ended 31 December 2004 (as compared to Year ended 31 December 2003)

Results Of Operations

Sales

In 2004, sales rose by 15.9% to CHF 568.4 million (2003: CHF 490.2 million). Growth net of acquisitions and measured in local currency amounted to 8.0%. In terms of sales by division, the Automotive, Industry and Controls Divisions accounted for 54.2%, 33.5% and 12.3% of sales respectively.

In 2004, the negative currency impact on sales amounted to CHF 4.3 million (2003: CHF 9.8 million) or 0.9% (2003: 2.1%). Internal growth amounted to 8.0% of sales measured in local currency. By introducing new products and applications and expanding its geographic presence, Saia-Burgess was able to enter new markets and strengthen its market position. In 2004, acquisitions contributed CHF 42.9 million (8.8%) to currency-adjusted sales.

Although to varying extents, sales increased in all main markets. In terms of sales by region, the European Union, other Europe, North America and rest of the world accounted for 67.2%, 6.5%, 20.2% and 6.1% of the sales, respectively.

Gross profit

Overall, the Saia-Burgess Group's gross profit increased by CHF 22.2 million to CHF 155.4 million (2003: CHF 133.2 million). The gross margin improved by 0.1 percentage points, from 27.2% to 27.3%. The additional gross profit from the acquisitions amounted to CHF 7.1 million. Net of acquisitions, the gross margin amounted to 28.2%.

Various factors contributed to an improvement in the gross margin: for the Automotive Division, it was the increased share of switches and door locking subsystems, which are sold at a higher margin than motors; for the Industry Division, it was price and productivity increases. Targeted measures in material purchasing partially made up for the increase in raw material prices in 2004. As to the production cost, further optimization and the sales-related higher absorption of fixed cost compensated for the pressure on sales prices. The gross profit of the acquired businesses is expected to increase upon full integration.

Net profit

Changes in the main cost components took different courses: increased costs of materials was mainly a consequence of the introduction of new products in the Automotive Division. The personnel expenses as a proportion of sales were reduced due to an expansion of production facilities in low-cost countries.

Overall, operating expenses increased by 13.5% from CHF 100.1 million to CHF 113.6 million. This increase is mainly the result of acquisitions (CHF 5.1 million) and one-off expenses (CHF 1.8 million) relating to the integration of the Otehall business and the reduction and relocation of facilities in North America.

Sales and marketing costs rose by 5.3%, from CHF 39.4 million to CHF 41.5 million. The higher expenses arising from the introduction of new products to the market, particularly in the Controls Division, and increased sales and marketing activities were largely compensated for by an optimisation of the sales organisation. Acquisitions had only a minor impact. Research and development expenses rose by 10.4%, from CHF 28.2 million to CHF 31.2 million. This is mainly due to various new developments in the Automotive Division as well as acquisitions (CHF 1.2 million). Research and development expenses amounted to 5.5% of sales. Administration and other operating expenses increased by 26.2%, from CHF 32.4 million to CHF 40.9 million. Net of the increase due to acquisitions of CHF 3.3 million and the reorganisation costs of CHF 2.2 million, the increase amounted to 9.3%. Besides the general, growth-related increase in costs, additional infrastructure costs related to the improvement of the Hatvan facility were incurred. The negative currency impact from the operational business amounted to CHF 2.5 million, the same as in the previous year. The net loss from investments in associated companies amounted to CHF 0.5 million (2003: net loss CHF 0.7 million). The net loss from investments in associated companies contains the pro-rata loss and the goodwill amortisation of MiCS MicroChemical Systems SA of CHF 1.2 million (2003: CHF 1.8 million) which was partially offset by the income from the companies in Asia of CHF 0.7 million (2003: CHF 1.1 million).

Finance expense increased by 40.0%, from CHF 3.0 million to CHF 4.2 million. This increase is partly the result of borrowed funds that rose due to the acquisitions and the related increase in the LIBOR margin from 0.9% to 1.0%. Saia-Burgess has hedged part of the interest rate risks with interest rate derivatives. The fair value adjustment and the pro-rata amortisation of transaction costs are recorded in the finance expense and are also a reason for the increase.

Net income increased by 25.3%, from CHF 21.7 million to CHF 27.2 million.

Financial Position

Liquidity and capital resources

In 2004, the consolidated cash balances decreased by CHF 1.4 million, from CHF 23.5 million to CHF 22.1 million.

The operating cash flow before changes in working capital increased by CHF 9.3 million. The improvement is the result of the increase in earnings before interest, tax, depreciation and amortisation which is mainly due to the growth in sales.

Cash flows from operating activities include an increase in working capital from CHF 56.2 million to CHF 76.7 million. This rise is partly the consequence of acquisitions but also relates to the increased requirement for inventories at the major production facilities as to support the increase in sales. Intensified utilisation of cash resources was partly compensated for by cash provided from advance payments for tools and VAT receivables.

The cash flow from operating activities dropped by CHF 2.3 million in comparison to the previous year, mainly as a consequence of tax payments that increased from CHF 6.5 million to CHF 9.4 million. Despite an increase in borrowings, the outflow of funds for interest increased only slightly by CHF 0.4 million, due to the fact that the refinancing was only completed in the middle of the business year, and that favourable interest rates continued to prevail.

Cash outflow from investing activities increased from CHF 26.3 million to CHF 71.3 million in 2004. This amount is composed of CHF 27.8 million (2003: CHF 23.8 million) net investments in property, plant and equipment, CHF 0.4 million (2003: CHF 0.9 million) income from dividends of associated companies, and CHF 43.9 million (2003: CHF 3.4 million) net allocation of resources for acquisitions.

Higher investments in property, plant and equipment of CHF 5.4 million mainly served to fund capacity increases, but also related to the development of the production line for the new generation "Matchbox" stepper motor for the U.S. market. The net allocation of resources for acquisitions of CHF 43.9 million consists of the increased participation in MiCS MicroChemical Systems SA of CHF 0.9 million (2003: CHF 1.0 million), the final instalment for Saia-Burgess Cetronic AG of CHF 2.5 million (2003: CHF 0.9 million) and the outflow of funds for the two acquisitions in 2004; CHF 33.9 million for Bühler's actuator division; and CHF 6.5 million for Sick/Stegmann synohronous motors and motor gearbox business.

Increase in cash inflow from financing activities of CHF 46.4 million from 2003 is mainly related to funding obtained for the two acquisitions completed during the year. The existing indebtedness to banks was refinanced as of 25 June 2004, in order to obtain the additional funds of approximately CHF 40 million needed for financing the acquisitions. Under the new loan agreement, the credit line for working capital requirements was also increased by CHF 10.0 million.

Free cash flow, defined as cash flow from operating activities less cash flow from investing activities net of acquisitions dropped by CHF 6.7 million, from CHF 26.4 million to CHF 19.7 million. The increased cash flow before changes in working capital was not sufficient to compensate for the increased need for working capital and investment activities.

Asset and capital structure

Net indebtedness increased by CHF 24.3 million as a result of the refinancing of the bank credit facility, but the Saia-Burgess Group continued, however, to benefit from a favourable CHF/USD exchange rate. In order to limit the currency risk, new loans in the total amount of approximately CHF 40 million were borrowed in the currencies of the acquired companies (USD and EUR). Both the refinanced and the new loans are to be repaid within 5 years. Indebtedness rose by 8.2 percentage points to 69.4% in 2004. Shareholders' equity increased by CHF 18.7 million, this however was not sufficient to offset the gearing effect of the borrowed funds.

Financial Performance for Year ended 31 December 2003 (as compared to Year ended 31 December 2002)

Results of Operations

Sales

In 2003, the Saia-Burgess Group's sales rose by 4.6% to CHF 490.2 million (2002: CHF 468.9 million). After currency adjustments, sales rose by 6.7% to CHF 500.0 million.

In terms of sales by division, the Automotive, Industry and Controls Divisions accounted for 51.5%, 35.5% and 13% of sales respectively.

Exchange rate movements, in a year of continuing strength of the CHF particularly against the USD and GBP, reduced consolidated sales by CHF 9.8 million or 2.1%.

Internal growth amounted to 4.5% of sales measured in local currency. By introducing new products and applications and expanding its geographic presence, Saia-Burgess was able to enter new markets and strengthen its market position.

Acquisitions contributed CHF 10.2 million (2.2%) to sales. The biggest impact on sales (CHF 8.1 million) was due to the acquisition of TH-Contact.

In terms of sales by region, the European Union, other Europe, North America and rest of the world accounted for 65.5%, 9.6%, 18.8% and 6.1% of the sales, respectively. The growth of sales in Germany is due to a significant increase of sales in the Automotive Division, which also includes a transfer of business from France to Germany. North America was strongly affected by the exchange rate as well as by the weak economic environment mainly in the first half of the year.

Gross profit

Gross profit overall increased by CHF 3.9 million to CHF 133.2 million (2002: CHF 129.3 million). Gross margin decreased by 0.4 percentage points from 27.6% to 27.2%. Additional gross profit resulting from acquisitions of CHF 3.0 million (0.6%) was fully absorbed by negative exchange impacts of CHF 3.3 million (0.7%). Without acquisitions and excluding exchange impacts gross margin would have been 28.0%. The ongoing cost optimization process and the good margins achieved on sales from the recently acquired businesses of TH-Contact and Saia-Burgess Cetronic AG could not compensate for the higher material content which mainly arose due to the start-up of new products as well as the adverse movement of exchange rates.

Net profit

The Saia-Burgess Group's operating expenses increased by 4.8% from CHF 95.5 million to CHF 100.1 million. Measured at constant exchange rates, expenses rose by 6.7%. Efficiency and reorganisation programmes showed savings in sales and marketing where expenses were reduced by 1.3% from CHF 39.9 million to CHF 39.4 million. Owing to the high number of projects, research and development costs increased by 5.2% from CHF 26.8 million to CHF 28.2 million. Administration and other operating expenses increased by 12.9% from CHF 28.7 million to CHF 32.4 million mainly due to CHF 2.5 million (2002: CHF 0.4 million) exchange losses realised on operations.

Movements in key cost items showed mixed progress. Material consumption predominantly increased as a consequence of the introduction of new products in the Automotive Division. On the plus side personnel costs as a percentage of sales decreased further due to the establishment of new production sites in low-cost countries.

The net loss from associated companies amounted to CHF 0.7 million (2002: CHF 0.4 million profit). Included in the net loss from associated companies is a CHF 1.8 million (2002: CHF 1.3 million) share of the loss and goodwill amortisation from MiCS MicroChemcial Systems SA and CHF 0.8 million (2002: CHF 1.7 million) income from the Asian companies as well as the net gain of CHF 0.3 million realised on the disposal of 25% interest in Burgess Defond Limited as of 1 July 2003.

Net financing cost increased from CHF 2.3 million to CHF 3.0 million. This reflects a further reduction of interest rates and the exchange translation gains on the loan of CHF

1.4 million (2002: CHF 3.5 million). Due to good financial management, the margin over LIBOR on the main loans was reduced from 1.3% to 0.9%. The Saia-Burgess Group's tax rate reduced from 27.6% to 27.0% in 2003. This was mainly due to the expansion of the German tax group and a reduction of the applicable tax rate for several other companies. At the same time the tax holiday expired for a major Hungarian subsidiary.

Net profit was 6.5% lower than last year at CHF 21.7 million (2002: CHF 23.2 million).

Financial Position

Liquidity and capital resources

Consolidated cash balances increased by CHF 0.3 million to CHF 23.5 million in 2003.

Operating cash flow before working capital changes improved by CHF 0.6 million. The change is reflecting not only higher sales but as well the pressure on the cost side and especially the adverse movement of exchange rates.

Cash generated from operations included an increase in working capital from CHF 54.1 million to CHF 56.2 million in 2003. Compared to the previous year, the cash requirement is reflected in higher inventory and receivables mainly due to higher sales in the fourth quarter of 2003. Increased stock levels are also attributable to inventory taken over from acquired companies and new production sites in Hungary and China.

Cash flow from operating activities included the outflow of cash for interest of CHF 4.4 million (2002: CHF 5.9 million) and taxes of CHF 6.5 million (2002: CHF 13.9 million). Cash out for interest reduced by CHF 1.5 million as a result of lower interest rates. The amount of taxes paid was CHF 7.4 million below the previous year, as 2002 included cash out relating to final tax assessments with respect to earlier periods.

Cash flow from investing activities increased from CHF 24.2 million to CHF 26.3 million in 2003. The amount includes CHF 23.8 million (2002: CHF 20.4 million) of capital expenditure, dividends received from associated companies of CHF 0.9 million (2002: CHF 0.3 million), and CHF 3.4 million (2002: CHF 3.9 million) cash used for acquisitions net of divestments.

The increase in capital expenditure of CHF 3.4 million was mainly due to the expansion in Hungary, new automated lines for switches in Germany and an additional automated automotive motor line in Switzerland.

Net cash used in acquisitions decreased by CHF 0.5 million to CHF 3.4 million (2002: CHF 3.9 million). The amount consists of an additional investment in MiCS MicroChemical Systems SA (CHF 1.0 million), the acquisition of the business and assets of Otehall (CHF 2.3 million), additional costs relating to TH-Contact (CHF 0.5 million) as well as cash received for the disposal of 25% interest in Burgess Defond Limited (CHF 1.3

million). Also included are CHF 0.9 million paid for Saia-Burgess Cetronic AG in 2003. Of the total purchase price for Saia-Burgess Cetronic AG of CHF 4.6 million, net of CHF 0.4 million cash, an instalment of CHF 1.2 million was paid in 2002 and the remaining amount of CHF 2.5 million is due in 2004.

Cash flow from financing activities increased from CHF 12.2 million to CHF 22.9 million in 2003. This was mainly due to CHF 0.3 million working capital loans drawn down in 2003 compared to CHF 9.2 million in the previous year as well as loan repayments of CHF 17.4 million (2002: CHF 14.7 million).

Free cash flow, defined as cash flow from operating activities less cash flow from investing activities, excluding acquisitions amounted to CHF 26.4 million (2002: CHF 22.7 million).

Asset and capital structure

Saia-Burgess's net debt position further reduced as a consequence of scheduled repayments. As bank loans and borrowings are mainly taken out in USD and EUR, net exchange gains of CHF 6.3 million were significant due to the fact that the CHF strengthened versus the USD but weakened against the EUR.

MAJOR TRANSACTION

Ms. Wang Koo Yik Chun is a beneficiary of various family discretionary trusts which in aggregate are directly or indirectly interested in 58.13% of the issued share capital in the Company. The Offer constitutes a major transaction of the Company under the Listing Rules and was approved in writing on 24 August 2005 by a closely allied group of shareholders, as defined in Rule 14.45 of the Listing Rules, who together hold 2,132,210,800 Shares, representing 58.04% of the issued share capital of the Company, as required by the Listing Rules. No shareholder of the Company is required to abstain from voting if the Company were to convene a general meeting for the approval of the Offer. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Saia-Burgess and the then controlling shareholders of Saia-Burgess were third parties independent of the Company and connected persons (as defined under the Listing Rules) of the Company prior to the completion of the Offer. The Company and Saia-Burgess did not have any common directors prior to the completion of the Offer.

ADDITIONAL INFORMATION

Your attention is drawn to the financial and general information set out in the appendices to this circular.

By Order of the Board
Patrick Wang Shui Chung
Chairman and Chief Executive

(A) THREE YEAR FINANCIAL SUMMARY

The following is a summary of the consolidated financial information of the Johnson Electric Group for each of the three years ended 31 March 2003, 2004 and 2005 as derived from the relevant annual reports of the Company. As disclosed in the 2005 interim report of the Company set out in part (c) of this appendix, Johnson Electric Group adopted certain new/revised standards of Hong Kong Financial Reporting Standards which are related to its operations. For the purpose of this summary, the figures as at 31 March 2005 and for the year then ended have been restated. Earlier years have not been restated.

	For the year ended 31 March		
	2003	**2004**	**2005** (restated)
	US$'000	*US$'000*	*US$'000*
Turnover	955,339	1,050,707	1,143,783
Cost of sales	(644,641)	(737,215)	(811,292)
Gross profit	310,698	313,492	332,491
Other gains, net	11,006	15,347	19,987
Selling and administrative expenses	(145,899)	(179,078)	(188,164)
Restructuring costs/provisions	–	(21,290)	(9,992)
Operating profit	175,805	128,471	154,322
Finance costs	(883)	(233)	(308)
Share of profits less losses of jointly controlled entities/ associated companies	(720)	6,295	3,249
Profit before taxation	174,202	134,533	157,263
Taxation	(24,788)	(17,956)	(15,591)
Profit for the year	149,414	116,577	141,672
Attributable to:			
Equity holders of the Company	149,412	116,577	141,648
Minority interest	2	–	24
	149,414	116,577	141,672
Earnings per share for profit attributable to the equity holders of the Company (expressed in US cents per share)			
Basic	4.07	3.17	3.86
Diluted	4.07	3.17	3.86
Dividends	61,230	63,585	73,005

	As at 31 March		
	2003	2004	2005 (restated)
	US$'000	*US$'000*	*US$'000*
ASSETS			
Non-current assets			
Intangible assets	22,421	20,074	43,335
Property, plant and equipment	248,501	256,952	244,115
Investment properties	–	–	8,356
Leasehold land	–	–	27,877
Jointly controlled entities	18,882	16,104	14,921
Associated companies	40	13,163	3,193
Investment securities	7,336	7,871	5,818
Investment in finance leases	8,538	5,599	426
Deferred tax assets	29,188	33,731	30,689
	334,906	353,494	378,730
Current assets			
Stocks and work in progress	130,541	116,170	160,771
Trade and other receivables	213,536	229,582	278,028
Other investments	77,312	117,424	58,813
Tax recoverable	6,060	5,457	9,168
Bank balances and cash	115,578	130,908	176,321
	543,027	599,541	683,101
Current liabilities			
Trade and other payables	171,997	175,280	182,093
Current portion of long term loans	345	137	92
Tax payable	1,769	3,327	4,466
Bank loans and overdrafts	2,325	11	12,878
	176,436	178,755	199,529
Net current assets	366,591	420,786	483,572
Total assets less current liabilities	701,497	774,280	862,302
Non-current liabilities			
Long term loans	7,136	2,921	3,018
Other provisions	13,353	16,144	16,649
Deferred tax liabilities	15,386	21,093	23,268
	35,875	40,158	42,935
NET ASSETS	665,622	734,122	819,367
EQUITY			
Share capital	5,925	5,925	5,925
Reserves	617,303	685,802	760,524
Proposed dividends	42,390	42,390	51,810
	665,618	734,117	818,259
Minority interests	4	5	1,108
TOTAL EQUITY	665,622	734,122	819,367

(B) AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2005

The following is the audited accounts of the Johnson Electric Group for the year ended 31 March 2005 together with accompanying notes, extracted from the Company's annual report for the year ended 31 March 2005 dated 13 June 2005.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 March 2005

	Note	**2005** *US$'000*	**2004** *US$'000*
Turnover	2	1,143,783	1,050,707
Cost of sales		(811,292)	(737,215)
Gross profit		332,491	313,492
Other revenues	2	19,987	15,347
Selling and administrative expenses	3	(188,164)	(179,078)
Restructuring costs/provisions	4	(9,992)	(21,290)
Operating profit	5	154,322	128,471
Finance costs	6	(308)	(233)
Share of profits less losses of jointly controlled entities/associated companies		3,249	6,295
Profit before taxation		157,263	134,533
Taxation	7	(15,591)	(17,956)
Profit after taxation		141,672	116,577
Minority interests		(24)	–
Profit attributable to shareholders	8	141,648	116,577
Dividends	9	73,005	63,585
Basic earnings per share (US cents)	10	3.86	3.17
Fully diluted earnings per share (US cents)	10	3.86	3.17

CONSOLIDATED BALANCE SHEET

As at 31 March 2005

	Note	**2005** *US$'000*	**2004** *US$'000*
ASSETS			
Non-current assets			
Intangibles	*13*	43,335	20,074
Properties, plant and equipment	*14*	280,563	256,952
Jointly controlled entities	*16*	14,921	16,104
Associated companies	*17*	3,193	13,163
Investment securities	*18*	5,818	7,871
Investments in finance leases	*19*	426	5,599
Deferred tax assets	*26*	30,689	33,731
		378,945	353,494
Current assets			
Stocks and work in progress	*20*	160,771	116,170
Trade and other receivables	*21*	278,028	229,582
Other investments	*22*	58,813	117,424
Tax recoverable		9,168	5,457
Bank balances and cash		176,321	130,908
		683,101	599,541
Current liabilities			
Trade and other payables	*23*	182,093	175,280
Current portion of long term loans	*24*	92	137
Tax payable		4,466	3,327
Bank loans and overdrafts		12,878	11
		199,529	178,755
Net current assets		483,572	420,786
Total assets less current liabilities		862,517	774,280
Non-current liabilities			
Long term loans	*24*	3,018	2,921
Other provisions	*25*	16,649	16,144
Deferred tax liabilities	*26*	21,892	21,093
Minority interests		1,108	5
		42,667	40,163
NET ASSETS		819,850	734,117
CAPITAL AND RESERVES			
Share capital	*27*	5,925	5,925
Reserves	*28*	762,115	685,802
Proposed dividends	*28*	51,810	42,390
SHAREHOLDERS' FUNDS		819,850	734,117

COMPANY BALANCE SHEET

As at 31 March 2005

	Note	2005 US$'000	2004 US$'000
ASSETS			
Non-current assets			
Subsidiaries	15	539,332	534,933
Investment securities	18	5,687	7,871
		545,019	542,804
Current assets			
Trade and other receivables		3,251	3,252
Bank balances and cash		181	96
		3,432	3,348
Current liabilities			
Trade and other payables		191	151
Net current assets		3,241	3,197
NET ASSETS		548,260	546,001
CAPITAL AND RESERVES			
Share capital	27	5,925	5,925
Reserves	28	490,525	497,686
Proposed dividends	28	51,810	42,390
SHAREHOLDERS' FUNDS		548,260	546,001

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 March 2005

	Note	**2005**	**2004**
		US$'000	*US$'000*
Total equity at beginning of year		734,117	665,618
Exchange adjustments	*28*	8,030	13,993
Revaluation surplus	*28*	462	1,763
Net gains not recognised in the consolidated profit and loss account		8,492	15,756
Profit attributable to shareholders	*28*	141,648	116,577
Revaluation surplus realised upon disposal	*28*	(822)	(249)
2004/2003 Final dividend paid	*28*	(42,390)	(42,390)
2005/2004 Interim dividend paid	*28*	(21,195)	(21,195)
Total equity at end of year		819,850	734,117

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 March 2005

	Note	2005 US$'000	2004 US$'000
Net cash inflow from operating activities	31(a)	122,820	184,390
INVESTING ACTIVITIES			
Purchase of properties, plant and equipment		(60,584)	(47,834)
Purchase of investment securities		(326)	(1,096)
Investments in jointly controlled entity/associated companies		(4,150)	(12,603)
Purchase of other investments		–	(1,212)
Acquisitions of subsidiaries, net of cash acquired	31(c)	(38,902)	(5,659)
Patent and development costs incurred		(70)	(285)
Capital element from investments in finance leases		77	311
Sale of properties, plant and equipment		6,441	6,219
Sale of investment securities		4,520	286
Sale of other investments		1,190	1,000
Interest received		2,825	2,138
Gross earnings from investments in finance leases		22	227
Dividends received from a jointly controlled entity		5,015	–
Net cash used in investing activities		(83,942)	(58,508)
FINANCING ACTIVITIES			
New secured loans		–	1,921
Repayment of bank and other loans		(146)	(6,673)
Dividends paid		(63,585)	(63,585)
Net cash used in financing activities		(63,731)	(68,337)
(Decrease)/increase in cash and cash equivalents		(24,853)	57,545
Cash and cash equivalents at beginning of year		246,929	189,384
Cash and cash equivalents at end of year		222,076	246,929
Analysis of the balances of cash and cash equivalents			
Other investments		58,633	116,032
Bank balances and cash		176,321	130,908
Bank loans and overdrafts		(12,878)	(11)
Cash and cash equivalents at end of year		222,076	246,929

NOTES TO THE ACCOUNTS

1. Principal accounting policies

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The accounts are prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain investment properties and other investments are stated at fair value.

HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not adopted these new HKFRSs in these accounts for the year ended 31 March 2005. The Group has commenced an assessment of the impact of adopting the new HKFRSs and has so far concluded that the adoption of the new HKFRSs would not have a significant impact on its results of operations and financial position.

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) CONSOLIDATION

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 March and the Group's share of post-acquisition profits less losses, and reserves, of its associated companies and jointly controlled entities. The results of subsidiaries acquired during the year are included in the consolidated profit and loss account from the effective date of acquisition as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(b) REVENUE RECOGNITION

(i) Sales of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(ii) Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii) Gross earnings from investments in finance leases

Gross earnings from investments in finance leases are recognised on the basis as set out in note 1(n).

(iv) Rental income

Rental income is recognised on a straight-line basis over the period of the lease.

(v) Royalty income

Royalty income is recognised on an accrual basis.

(c) SUBSIDIARIES

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(d) JOINTLY CONTROLLED ENTITIES

A jointly controlled entity is an entity in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

(e) ASSOCIATED COMPANIES

An associated company is a company, not being a subsidiary or jointly controlled entity, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

(f) INTANGIBLES

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of subsidiary/associated company/jointly controlled entity at the date of acquisition.

In accordance with SSAP 30 "Business Combination", goodwill on acquisitions occurring on or after 1 January 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life in the range of 5 to 20 years.

Goodwill on acquisitions that occurred prior to 1 January 2001 was written off against reserves. Any impairment arising on such goodwill is accounted for in the profit and loss account.

(ii) Negative goodwill

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

For acquisitions after 1 January 2001, negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining

negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

For acquisitions prior to 1 January 2001, negative goodwill was taken directly to reserves on acquisition.

(iii) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over its estimated useful lives in the range of 3 years to 8 years, to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iv) Patents

Expenditure on acquired patents are capitalised and amortised using the straight-line method over their useful lives in the range of 6 years to 20 years. Patents are not revalued as there is no active market for these assets.

(g) PROPERTIES, PLANT AND EQUIPMENT

Properties, plant and equipment other than investment properties (note 1(i)) are stated at cost less accumulated depreciation and accumulated impairment losses. Freehold land is not amortised. No depreciation is provided for assets under construction.

Depreciation of other properties, plant and equipment is calculated to write off the cost of assets less accumulated impairment losses on a straight-line basis over their estimated useful lives on the following bases:

Leasehold land and buildings	The unexpired term of lease
Buildings situated on freehold land outside Hong Kong and buildings situated on leasehold land in the New Territories, Hong Kong	25 years
Motor vehicles	5 years
Moulds	7 years
Computers	4 years
Plant and machinery, equipment, furniture and fixtures, and tools	10 years

The initial costs of moulds and tools are capitalised as other assets. Subsequent replacements of moulds and tools are charged to the manufacturing account as production overheads.

Gains or losses arising from the retirement or disposal of properties, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amounts of those assets and are recognised as income or expense in the profit and loss account.

(h) INVESTMENT SECURITIES

(i) Investment securities

Investment securities represents unlisted equity shares and are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Other investments

Other investments are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposal of other investments representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(i) INVESTMENT PROPERTIES

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential.

Investment properties held on leases with unexpired periods greater than 20 years are valued annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve; decreases are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increase is credited to the profit and loss account up to the amount previously debited.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(j) IMPAIRMENT OF ASSETS

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that the assets, including tangible and intangible assets, are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

(k) STOCKS AND WORK IN PROGRESS

Stocks and work in progress are stated at the lower of cost and net realisable value. Cost, calculated on a weighted average basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less the estimated costs of completion and the estimated selling expenses.

(l) FOREIGN EXCHANGE

The rates of exchange at which foreign currencies are translated for accounting purposes are as follows:

(i) In respect of foreign currency denominated assets and liabilities and the balance sheets of subsidiaries, jointly controlled entities and associated companies, the rates ruling at the balance sheet date; whilst for profit and loss accounts, average rates during the year; and

(ii) In respect of foreign currency transactions entered into during the year, the market rates ruling at the relevant transaction dates.

Exchange differences arising on the translation of foreign currencies into US Dollars are reflected in the profit and loss account except that exchange differences arising in the translation of net investments in foreign subsidiaries, associated companies and jointly controlled entities are taken directly to reserves.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of profit or loss on disposal.

(m) DEFERRED TAXATION

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(n) INVESTMENTS IN FINANCE LEASES

Leases that transfer substantially all the risks and rewards incidental to ownership of the relevant assets, other than legal title, to the lessees are accounted for as investments in finance leases. Finance lease debtors are included in the balance sheet net of gross earnings allocated to future periods.

Gross earnings under finance leases are allocated to accounting periods to give a constant periodic rate of return on the net investment in the leases in each period.

(o) OPERATING LEASES

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease term.

(p) EMPLOYEE BENEFITS

(i) Defined contribution schemes

Contributions are expensed as incurred. Except for the Hong Kong Mandatory Provident Fund, contributions are reduced by amounts forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in an independently administered fund.

(ii) Other pension costs

Other pension costs represent employment service payments payable to certain employees outside Hong Kong upon termination of their services. The amount is provided in accordance with the existing legal requirements, national labour contract, individual company agreements and is determined with reference to a formula that takes into account years of service, compensation and inflation.

(iii) Profit sharing and bonus plan

Provisions for profit sharing and bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(q) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, demand deposits with banks, bank overdrafts and highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value, having been within three months of maturity at acquisition.

(r) PROVISIONS

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(s) CONTINGENT LIABILITIES

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

(t) SEGMENT REPORTING

In accordance with the Group's internal financial reporting system, the Group's major business segment is manufacture of motors. For the purpose of these accounts, the Group has chosen geographical segment information as the primary reporting format.

Segment revenues, expenses, results, assets and liabilities include items directly attributable to a segment based on location of production facilities where the Group's products are produced. Capital expenditure comprises additions to intangible assets and fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

2. Turnover, revenues and segment information

The Group is principally engaged in the manufacture of motors. Revenues recognised during the year are as follows:

	2005 *US$'000*	2004 *US$'000*
Turnover		
Sales of motors	1,143,783	1,050,707
Other revenues		
Scrap sales	15,667	11,373
Interest income	2,825	2,138
Gross earnings from investments in finance leases	22	227
Gross rental income from investment properties	1,384	1,302
Royalty income	89	307
	19,987	15,347
Total revenues	1,163,770	1,066,054

The Group's business operates in three geographical areas by manufacturing location:

	Asia 2005 *US$'000*	America 2005 *US$'000*	Europe 2005 *US$'000*	Group 2005 *US$'000*
Turnover	783,640	80,880	279,263	1,143,783
Operating profit/(loss)	158,147	(9,767)	5,942	154,322
Finance costs				(308)
Share of profits less losses of jointly controlled entities and associated companies	3,238	–	11	3,249
Profit before taxation				157,263
Taxation				(15,591)
Profit after taxation				141,672
Minority interests				(24)
Profit attributable to shareholders				141,648
Segment assets	726,304	42,552	170,588	939,444
Investment securities and other investments				64,631
Investments in jointly controlled entities				14,921
Investments in associated companies				3,193
Deferred tax assets and tax recoverable				39,857
Total assets				1,062,046
Segment liabilities	123,965	9,991	81,882	215,838
Deferred tax liabilities and tax payable				26,358
Total liabilities				242,196
Restructuring costs/provisions	2,616	6,958	418	9,992
Capital expenditure	65,462	3,417	7,229	76,108
Depreciation	31,055	3,296	10,859	45,210
Amortisation charge	1,615	440	1,258	3,313
Turnover by geographical destinations of customers	382,636	315,325	445,822	1,143,783

	Asia 2004 US$'000	America 2004 US$'000	Europe 2004 US$'000	Group 2004 US$'000
Turnover	674,750	95,764	280,193	1,050,707
Operating profit/(loss)	140,576	(16,268)	4,163	128,471
Finance costs				(233)
Share of profits less losses of jointly controlled entities and associated companies	6,314	–	(19)	6,295
Profit before taxation				134,533
Taxation				(17,956)
Profit after taxation				116,577
Minority interests				–
Profit attributable to shareholders				116,577
Segment assets	547,018	50,809	161,458	759,285
Investment securities and other investments				125,295
Investments in jointly controlled entities				16,104
Investments in associated companies				13,163
Deferred tax assets and tax recoverable				39,188
Total assets				953,035
Segment liabilities	88,048	13,498	92,952	194,498
Deferred tax liabilities and tax payable				24,420
Total liabilities				218,918
Restructuring costs/provisions	4,306	13,650	3,334	21,290
Capital expenditure	54,009	2,304	7,644	63,957
Depreciation	27,533	4,316	11,901	43,750
Amortisation charge	2,342	154	240	2,736
Turnover by geographical destinations of customers	317,069	310,861	422,777	1,050,707

3. **Selling and administrative expenses**

	2005 US$'000	2004 US$'000
Selling expenses	65,916	70,421
Administrative expenses	122,248	108,657
	188,164	179,078

4. Restructuring costs/provisions

As stated in the 2003/04 annual report, actions had been taken to restructure the manufacturing operations at Matamoros in Mexico. The costs incurred during the year mainly represent further cost for the Mexico plant closure. Other costs mainly comprise severance payments and provisions for other shutdown costs.

	2005	**2004**
	US$'000	*US$'000*
Asset write-offs (including provision for impairment)	–	11,819
Other costs	9,992	9,471
Total provision	9,992	21,290

5. Operating profit

Operating profit is stated after crediting and charging the following:

	2005	**2004**
	US$'000	*US$'000*
Crediting		
Amortisation of negative goodwill *(note 13)*	208	444
Interest income		
– listed investments	537	578
– unlisted investments	35	2
– deposits	2,253	1,558
Net realised and unrealised profit on other investments and investment securities	3,010	–
Net exchange gain	–	3,948
Charging		
Depreciation on properties, plant and equipment	45,210	43,750
Less: amounts capitalised on assets under construction	(1,012)	(626)
	44,198	43,124
Staff costs (including directors' remuneration)	159,569	160,566
Less: amounts capitalised on assets under construction	(2,029)	(1,321)
	157,540	159,245
Retirement benefit costs		
– defined contribution schemes	2,523	2,424
– other pension costs, net *(note 25)*	2,980	5,571
Auditors' remuneration	769	741
Amortisation of goodwill *(note 13)*	1,917	1,660
Amortisation of development costs and patents *(note 13)*	1,604	1,520
Impairment of assets	–	10,794
Loss on disposal of properties, plant and equipment	3,003	2,588
Net realised and unrealised loss on other investments and investment securities	–	276
Net exchange loss	1,028	–

6. Finance costs

	2005 US$'000	2004 US$'000
Interest on bank loans and overdrafts	264	212
Interest on other loans, not wholly repayable within five years	44	21
	308	233

7. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year. Overseas tax has been provided at the applicable rates on the estimated assessable profit in respective countries of operations for the year.

	2005 US$'000	2004 US$'000
Current taxation		
Hong Kong profits tax	(8,599)	(7,407)
Overseas taxation	(3,789)	(6,255)
Over/(under) provisions in prior years	1,014	(637)
	(11,374)	(14,299)
Deferred taxation *(note 26)*	(3,819)	(2,323)
	(15,193)	(16,622)
Share of taxation attributable to associated companies/ jointly controlled entities	(398)	(1,334)
	(15,591)	(17,956)

The effective tax rate of the Group differs from the taxation rate of Hong Kong as follows:

	2005 %	2004 %
Tax rate of Hong Kong	17.5	17.5
Effect of different taxation rates in other countries	1.0	4.6
Income net of expenses not subject to taxation	(9.3)	(9.8)
Unrecognised tax losses	0.7	1.1
Effective tax rate	9.9	13.4

8. Profit attributable to shareholders

The Group consolidated profit attributable to shareholders is US$141,648,000 (2004: US$116,577,000) of which US$65,844,000 (2004: US$4,369,000) is dealt with in the accounts of the Company.

Details are shown in note 28.

9. Dividends

	2005	2004
	US$'000	*US$'000*
Interim, paid, of 0.58 US cents per share (2004: 0.58 US cents)	21,195	21,195
Final, proposed, of 1.41 US cents per share (2004: 1.15 US cents)	51,810	42,390
	73,005	63,585

At a meeting held on 13 June 2005 the directors declared a final dividend of 1.41 US cents per share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 March 2006.

10. Earnings per share

The calculation of basic and fully diluted earnings per share is based on the Group's profit attributable to shareholders of US$141,648,000 (2004: US$116,577,000).

The basic earnings per share is based on 3,673,788,920 (2004: 3,673,788,920) shares in issue during the year.

There is no significant impact on the fully diluted earnings per share if all the outstanding options are deemed to be issued at no consideration.

11. Defined contribution schemes

The Group operates two defined contribution schemes in Hong Kong which comply with all the respective requirements under the Occupational Retirement Schemes Ordinance ("ORSO") and the Mandatory Provident Fund ("MPF") Ordinance. All the assets under the schemes are held separately from the Group under independently administered funds. Contributions to the MPF Scheme follow the MPF Ordinance while contributions to the ORSO Scheme are based on 5% of the basic salary of the employees.

The Group also operates other defined contribution retirement schemes which is available to certain employees in the United States of America.

Contributions are charged to profit and loss account as incurred and may be reduced by contributions forfeited from those employees who leave the ORSO scheme prior to vesting fully in the contributions. At 31 March 2005, the balance of the forfeited contributions was US$1,278,000 (2004: US$726,000).

12. Directors' emoluments and senior management compensation

(a) DIRECTORS' EMOLUMENTS

	2005	2004
	US$'000	*US$'000*
Fees	207	262
Salaries and allowances	1,662	2,246
Retirement scheme contributions	77	8
Bonuses	5	14
	1,951	2,530

The emoluments were paid to the directors as follows:

Emoluments band	Number of directors 2005	2004
US$0 – US$128,000 (HK$0 – HK$1,000,000)	9	8
US$512,001 – US$576,000 (HK$4,000,001 – HK$4,500,000)	2	–
US$576,001 – US$641,000 (HK$4,500,001 – HK$5,000,000)	1	1
US$706,001 – US$770,000 (HK$5,500,001 – HK$6,000,000)	–	1
US$834,001 – US$898,000 (HK$6,500,001 – HK$7,000,000)	–	1

Emoluments paid to independent non-executive directors amounted to US$182,000 (2004: US$223,000).

During the year, no option (2004: Nil) was granted to the directors under the share option scheme approved by the shareholders on 29 July 2002.

(b) SENIOR MANAGEMENT COMPENSATION

The emoluments of the five highest paid individuals, including 3 directors (2004: 3), were analysed as follows:

	2005 *US$'000*	2004 *US$'000*
Salaries, allowances and other benefits	2,580	3,229
Retirement scheme contributions	108	40
Bonuses	34	72
	2,722	3,341

Emoluments band	Number of individuals 2005	2004
US$385,001 – US$450,000 (HK$3,000,001 – HK$3,500,000)	1	–
US$450,001 – US$514,000 (HK$3,500,001 – HK$4,000,000)	–	1
US$514,001 – US$576,000 (HK$4,000,001 – HK$4,500,000)	2	–
US$576,001 – US$641,000 (HK$4,500,001 – HK$5,000,000)	1	1
US$641,001 – US$706,000 (HK$5,000,001 – HK$5,500,000)	1	1
US$706,001 – US$770,000 (HK$5,500,001 – HK$6,000,000)	–	1
US$834,001 – US$898,000 (HK$6,500,001 – HK$7,000,000)	–	1

13. Intangibles

	Negative goodwill		Goodwill		Patents		Development costs		Total	
Group	2005 *US$'000*	2004 *US$'000*	2005 *US$'000*	2004 *US$'000*	2005 *US$'000*	2004 *US$'000*	2005 *US$'000*	2004 *US$'000*	2005 *US$'000*	2004 *US$'000*
At beginning of year	(2,046)	(1,716)	16,918	18,107	2,059	3,300	3,143	2,730	20,074	22,421
Exchange adjustments	(26)	(129)	3	471	123	247	31	160	131	749
Additions	-	-	-	-	58	130	12	155	70	285
Acquisitions *(note 31(b))*	-	(645)	26,373	-	-	-	-	-	26,373	(645)
Reclassification	-	-	-	-	-	(1,202)	-	1,202	-	-
Amortisation *(note 5)*	208	444	(1,917)	(1,660)	(650)	(416)	(954)	(1,104)	(3,313)	(2,736)
At end of year	(1,864)	(2,046)	41,377	16,918	1,590	2,059	2,232	3,143	43,335	20,074
Cost	(2,945)	(2,919)	47,112	20,987	3,342	3,161	4,866	5,447	52,375	26,676
Accumulated amortisation	1,081	873	(5,735)	(4,069)	(1,752)	(1,102)	(2,634)	(2,304)	(9,040)	(6,602)
At end of year	(1,864)	(2,046)	41,377	16,918	1,590	2,059	2,232	3,143	43,335	20,074

14. Properties, plant and equipment

Group

	Investment properties US$'000	Other properties US$'000	Plant and machinery US$'000	Assets under construction US$'000	Other assets* US$'000	Total US$'000
Cost or valuation						
At 1 April 2004	8,945	95,993	437,779	11,027	119,278	673,022
Exchange adjustments	–	873	4,212	53	3,094	8,232
Acquisitions of subsidiaries *(note 31(b))*	–	7,695	6,602	72	11,530	25,899
Additions	–	14,943	17,213	19,071	15,758	66,985
Transfers	–	22	(31,450)	(18,309)	49,737	–
Disposals	(1,051)	(6,184)	(27,458)	(6)	(11,253)	(45,952)
Revaluation surplus *(note 28)*	462	–	–	–	–	462
At 31 March 2005	8,356	113,342	406,898	11,908	188,144	728,648
Accumulated depreciation						
At 1 April 2004	–	32,213	318,161	–	65,696	416,070
Exchange adjustments	–	224	3,346	–	2,145	5,715
Acquisitions of subsidiaries *(note 31(b))*	–	4,062	3,886	–	8,828	16,776
Charge for the year	–	3,425	23,412	–	18,373	45,210
Transfers	–	–	(30,379)	–	30,379	–
Written back on disposals	–	(475)	(25,045)	–	(10,166)	(35,686)
At 31 March 2005	–	39,449	293,381	–	115,255	448,085
Net book value						
At 31 March 2005	8,356	73,893	113,517	11,908	72,889	280,563
At 31 March 2004	8,945	63,780	119,618	11,027	53,582	256,952

The analysis of cost or valuation of the above assets is as follows:

	Investment properties US$'000	Other properties US$'000	Plant and machinery US$'000	Assets under construction US$'000	Other assets* US$'000	Total US$'000
At cost	–	113,342	406,898	11,908	188,144	720,292
At professional valuation – 2005	8,356	–	–	–	–	8,356
At 31 March 2005	8,356	113,342	406,898	11,908	188,144	728,648

** Other assets comprise equipment, furniture and fixtures, motor vehicles, moulds and tools.*

Investment properties and other properties at their net book values are analysed as follows:

Group	2005		2004	
	Investment properties	Other properties	Investment properties	Other properties
	US$'000	*US$'000*	*US$'000*	*US$'000*
In Hong Kong:				
On long-term lease (over 50 years)	7,692	–	7,323	–
On medium-term lease (between 10 to 50 years)	664	31,748	1,622	27,608
Outside Hong Kong:				
Freehold	–	24,356	–	23,994
On medium-term lease (between 10 to 50 years)	–	17,789	–	12,178
	8,356	73,893	8,945	63,780

The investment properties were revalued on an open market value basis as at 31 March 2005 by an independent valuer, DTZ Debenham Tie Leung Limited, Registered Professional Surveyors.

15. Subsidiaries

Company	2005	2004
	US$'000	*US$'000*
Unlisted shares, at cost	479,075	479,096
Amounts due from subsidiaries	457,579	256,910
	936,654	736,006
Amounts due to subsidiaries	(397,322)	(201,073)
	539,332	534,933

Details of principal subsidiaries are shown in note 33.

16. Jointly controlled entities

Group	2005	2004
	US$'000	*US$'000*
Share of net assets	14,921	16,104
Investments at cost, unlisted	9,600	8,500

The Group's share of profits less losses of these jointly controlled entities during the year amounts to US$3,110,000 (2004: US$5,172,000).

Details of principal jointly controlled entities are shown in note 33.

17. Associated companies

Group	2005	2004
	US$'000	*US$'000*
Share of net assets	2,227	7,694
Goodwill on acquisition of an associated company	966	5,469
	3,193	13,163
Investments at cost, unlisted	3,084	12,646

The Group's share of profits less losses of these associated companies during the year amounts to US$139,000 (2004: US$1,123,000).

Details of principal associated companies are shown in note 33.

18. Investment securities

	Group		Company	
	2005	2004	2005	2004
	US$'000	*US$'000*	*US$'000*	*US$'000*
Unlisted equity securities	5,818	7,871	5,687	7,871

19. Investments in finance leases

Group	2005	2004
	US$'000	*US$'000*
Gross rental receivable	666	7,142
Less: gross earnings allocated to future period	(225)	(1,234)
	441	5,908
Less: amounts due within one year included in trade and other receivables	(15)	(309)
	426	5,599

The finance leases are receivable in the following years:

	Net investment		Gross earnings		Gross rental	
	2005	2004	2005	2004	2005	2004
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Within one year	16	309	22	287	38	596
In the second to fifth year	74	4,085	78	644	152	4,729
After the fifth year	351	1,514	125	303	476	1,817
	441	5,908	225	1,234	666	7,142

The Group has entered into agreements with its employees whereby certain leasehold property assets of the Group which are located in Hong Kong are leased to these employees. Under the terms of these agreements, substantially all the risks and rewards of ownership of the assets are transferred to the employees. Consequently, these transactions are accounted for as finance leases.

20. Stocks and work in progress

Group	2005	2004
	US$'000	*US$'000*
Raw materials	85,464	50,958
Work in progress	5,746	4,898
Finished goods	69,561	60,314
	160,771	116,170

21. Trade and other receivables

The Group normally grants credit period range from 30 to 90 days to its trade customers.

The trade and other receivables include trade receivables of US$230,935,000 (2004: US$198,817,000). The ageing analysis of trade receivables was as follows:

Group	2005	2004
	US$'000	*US$'000*
0-60 days	162,647	144,704
61-90 days	36,254	39,857
Over 90 days	32,034	14,256
Total	230,935	198,817

22. Other investments

Group	2005	2004
	US$'000	*US$'000*
Unlisted investments	24,386	11,158
Listed investments, outside Hong Kong	34,427	106,266
Total	58,813	117,424

Other investments mainly comprise money market funds. Listed investments are stated at market value as at 31 March 2005.

23. Trade and other payables

The trade and other payables include trade payables of US$128,255,000 (2004: US$118,502,000). The ageing analysis of trade payables was as follows:

Group	2005	2004
	US$'000	*US$'000*
0-60 days	91,124	88,740
61-90 days	15,888	13,447
Over 90 days	21,243	16,315
Total	128,255	118,502

24. Long term loans

Group	2005 *US$'000*	2004 *US$'000*
Loans		
Unsecured and not wholly repayable within five years	3,110	3,058
Current portion of long term loans	(92)	(137)
	3,018	2,921

At 31 March 2005, the Group's loans were repayable as follows:

	Other loans	
	2005 *US$'000*	2004 *US$'000*
Within one year	92	137
In the second year	239	146
In the third to fifth year	949	485
After the fifth year	1,830	2,290
	3,110	3,058

The loans are repayable by instalments starting from February 2002 to October 2018. Interest is charged on the outstanding balances at 1.5% to 3.2% per annum (2004: 1.5% to 3.2% per annum).

25. Other provisions

Group	Other pension costs *US$'000*	Sundries *US$'000*	Total *US$'000*
At 1 April 2003	12,365	988	13,353
Exchange adjustments	1,841	–	1,841
Provisions	5,571	–	5,571
Utilised	(3,633)	(988)	(4,621)
At 1 April 2004	16,144	–	16,144
Exchange adjustments	820	–	820
Acquisitions of subsidiaries	539	–	539
Provisions	2,980	–	2,980
Utilised	(3,834)	–	(3,834)
At 31 March 2005	16,649	–	16,649

26. Deferred taxation

Group	2005	2004
	US$'000	*US$'000*
At beginning of year	12,638	13,802
Exchange adjustments	(16)	1,159
Acquisitions of subsidiaries *(note 31(b))*	(6)	-
Transfer to profit and loss account *(note 7)*	(3,819)	(2,323)
At end of year	8,797	12,638

Deferred tax assets are recognised for tax losses carried forward to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised. The Group has unrecognised tax losses of US$7,834,000 (2004: US$7,144,000) to carry forward against future taxable income. Out of the unrecognised tax losses, US$1,665,000 will expire from March 2006 to March 2011.

The movement in deferred tax assets/(liabilities) during the year is as follows:

Deferred tax assets/(liabilities)

	Provisions		Accelerated tax depreciation		Impairment of assets		Tax losses		Others		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
At beginning of year	(2,562)	1,951	(19,017)	(13,957)	3,702	-	29,363	27,168	1,152	(1,360)	12,638	13,802
Exchange adjustments	(424)	43	-	(118)	-	-	430	996	(22)	238	(16)	1,159
Credited/(charged) to profit and loss account	(918)	(4,556)	(2,391)	(4,942)	(1,072)	3,702	153	1,199	409	2,274	(3,819)	(2,323)
Acquisitions of subsidiaries	-	-	(6)	-	-	-	-	-	-	-	(6)	-
At end of year	(3,904)	(2,562)	(21,414)	(19,017)	2,630	3,702	29,946	29,363	1,539	1,152	8,797	12,638

	2005	2004
	US$'000	*US$'000*
Represented by:		
Deferred tax assets	30,689	33,731
Deferred tax liabilities	(21,892)	(21,093)
	8,797	12,638

27. Share capital

	2005	2004
	US$'000	*US$'000*
Authorised:		
7,040,000,000 ordinary shares of HK$0.0125 each	11,355	11,355
Issued and fully paid:		
3,673,788,920 ordinary shares of HK$0.0125 each	5,925	5,925

Share options granted to employee as at 31 March 2005 under a share option scheme approved at an Annual General Meeting of the Group held on 29 July 2002 are as follows:

Held at 01/04/2004	Granted during the year	Cancelled during the year	Held at 31/03/2005	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
100,000	–	–	100,000	7.90	17/09/2002	01/08/2004	16/09/2012
100,000	–	–	100,000	7.90	17/09/2002	01/08/2005	16/09/2012
750,000	–	(100,000)	650,000	8.02	17/09/2002	01/08/2004	16/09/2012
750,000	–	(100,000)	650,000	8.02	17/09/2002	01/08/2005	16/09/2012
150,000	–	–	150,000	9.40	10/07/2003	01/07/2005	09/07/2013
150,000	–	–	150,000	9.40	10/07/2003	01/07/2006	09/07/2013
837,500	–	–	837,500	9.65	31/07/2003	01/07/2005	30/07/2013
837,500	–	–	837,500	9.65	31/07/2003	01/07/2006	30/07/2013
100,000	–	–	100,000	10.70	01/08/2003	01/08/2005	31/07/2013
100,000	–	–	100,000	10.70	01/08/2003	01/08/2006	31/07/2013
100,000	–	–	100,000	11.95	06/10/2003	01/10/2005	30/09/2013
100,000	–	–	100,000	11.95	06/10/2003	01/10/2006	30/09/2013
–	50,000	–	50,000	8.77	07/05/2004	01/05/2006	30/04/2014
–	50,000	–	50,000	8.77	07/05/2004	01/05/2007	30/04/2014
–	100,000	–	100,000	7.40	28/12/2004	01/01/2007	31/12/2014
–	100,000	–	100,000	7.40	28/12/2004	01/01/2008	31/12/2014
4,075,000	300,000	(200,000)	4,175,000				

No share option was exercised during the year (2004: Nil).

28. Reserves

Group

	Share premium US$'000	Contributed surplus US$'000	*Investment* property revaluation reserve US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Retained earnings US$'000	Total US$'000
At 1 April 2003	77,855	15,499	6,709	38,917	(233,885)	(12,995)	767,593	659,693
Exchange adjustments	-	-	-	-	-	13,993	-	13,993
Revaluation surplus	-	-	1,763	-	-	-	-	1,763
Revaluation surplus realised upon disposal	-	-	(249)	-	-	-	-	(249)
Profit for the year	-	-	-	-	-	-	116,577	116,577
02/03 Final dividend paid	-	-	-	-	-	-	(42,390)	(42,390)
03/04 Interim dividend paid	-	-	-	-	-	-	(21,195)	(21,195)
At 31 March 2004	77,855	15,499	8,223	38,917	(233,885)	998	820,585	728,192
Final dividend proposed	-	-	-	-	-	-	42,390	42,390
Other	77,855	15,499	8,223	38,917	(233,885)	998	778,195	685,802
At 31 March 2004	77,855	15,499	8,223	38,917	(233,885)	998	820,585	728,192
Company and subsidiaries	77,855	15,499	8,223	38,917	(233,885)	998	816,837	724,444
Jointly controlled entities	-	-	-	-	-	-	3,239	3,239
Associated companies	-	-	-	-	-	-	509	509
At 31 March 2004	77,855	15,499	8,223	38,917	(233,885)	998	820,585	728,192

Group

	Share premium	Contributed surplus	Investment property revaluation reserve	Capital reserve	Goodwill on consolidation	Exchange reserve	Retained earnings	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
At 1 April 2004	77,855	15,499	8,223	38,917	(233,885)	998	820,585	728,192
Exchange adjustments	-	-	-	-	-	8,030	-	8,030
Revaluation surplus	-	-	462	-	-	-	-	462
Revaluation surplus realised upon disposal	-	-	(822)	-	-	-	-	(822)
Profit for the year	-	-	-	-	-	-	141,648	141,648
03/04 Final dividend paid	-	-	-	-	-	-	(42,390)	(42,390)
04/05 Interim dividend paid	-	-	-	-	-	-	(21,195)	(21,195)
At 31 March 2005	77,855	15,499	7,863	38,917	(233,885)	9,028	898,648	813,925
Final dividend proposed	-	-	-	-	-	-	51,810	51,810
Other	77,855	15,499	7,863	38,917	(233,885)	9,028	846,838	762,115
At 31 March 2005	77,855	15,499	7,863	38,917	(233,885)	9,028	898,648	813,925
Company and subsidiaries	77,855	15,499	7,863	38,917	(233,885)	9,028	895,797	811,074
Jointly controlled entities	-	-	-	-	-	-	2,732	2,732
Associated companies	-	-	-	-	-	-	119	119
At 31 March 2005	77,855	15,499	7,863	38,917	(233,885)	9,028	898,648	813,925

Company

	Share premium	Contributed surplus	Retained earnings	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*
At 1 April 2003	77,855	95,273	426,164	599,292
Profit for the year	–	–	4,369	4,369
Dividends	–	–	(63,585)	(63,585)
At 31 March 2004	77,855	95,273	366,948	540,076
Profit for the year	–	–	65,844	65,844
Dividends	–	–	(63,585)	(63,585)
At 31 March 2005	77,855	95,273	369,207	542,335
Final dividend proposed	–	–	51,810	51,810
Other	77,855	95,273	317,397	490,525
At 31 March 2005	77,855	95,273	369,207	542,335
Final dividend proposed	–	–	42,390	42,390
Other	77,855	95,273	324,558	497,686
At 31 March 2004	77,855	95,273	366,948	540,076

Distributable reserves of the Company at 31 March 2005 amounted to US$464,480,000 (2004: US$462,221,000).

29. **Contingent liabilities**

(a)

	Group		Company	
	2005	**2004**	**2005**	**2004**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Discounted bills with recourse	285	258	–	–
Guarantee for credit facilities granted to subsidiaries	–	–	37,063	23,103
Guarantee for credit facilities granted to companies controlled/held by certain directors of a subsidiary *(note)*	8,911	–	–	–
	9,196	258	37,063	23,103

Note: As at 31 March 2005, facilities totalling approximately US$1,300,000 had been utilised.

(b) The Company has given guarantees for a subsidiary in respect of future payment of operating lease rentals amounting to US$1,633,000 (2004: US$1,966,000).

(c) In August 2001, a claim for damages was made in the Lowndes County Circuit Court in Mississippi against a subsidiary of the Group and over ten other third party defendants for personal injury and property damage in a lawsuit pertaining to environmental contamination involving an automotive parts manufacturing facility in Columbus, Mississippi, USA which was purchased in 1999 and closed down in November 2001. No amount of damages was specified in the complaint.

On or about 30 December 2002, counsel representing the plaintiffs in the above-described lawsuit filed additional complaints in the Lowndes County Circuit Court on behalf of approximately 1,000 plaintiffs against the same subsidiary of the Group and the same co-defendants named in the above-described case. The new complaints raise allegations similar to the above-described complaint. On or about 9 September 2003, the claims against the subsidiary of the Group were dismissed without prejudice for lack of service of process. During February and March 2004, plaintiffs filed amended complaints in these actions which were answered by the subsidiary of the Group.

In 2004, seven new actions were filed in the Lowndes County Circuit Court on behalf of over 100 plaintiffs against similar defendants as in the pending actions. Plaintiffs in the new actions are represented by different counsel but their complaints raise similar allegations. These complaints name the same subsidiary as in the above-described lawsuits and also name Johnson Electric Holdings Limited, which has contested personal jurisdiction in these actions.

In August 2004, counsel for plaintiffs in all of the actions informed the Special Master assigned to handle pre-trial proceedings of their intention to withdraw plaintiffs' personal injury claims and to proceed with property damage and punitive damages claims on behalf of a subset of plaintiffs who, to date, remain unidentified. Notwithstanding the foregoing, the personal injury claims have not yet been dismissed.

These actions were recently re-assigned to a new judge who set a tentative trial date of March 2006. At this time there has been no decision as to which cases or claims will be tried if trial should commence on that date.

The Group is vigorously defending all actions on behalf of the subsidiary of the Group and has asserted that the Mississippi state court lacks personal jurisdiction over the Company in the newly filed actions. In addition, the Group has asserted claims for indemnity against prior owners. Because discovery is still ongoing, the Group is unable at this time to predict with certainty the ultimate outcome of this litigation.

30. Commitments

(a) CAPITAL COMMITMENTS

	2005		2004	
	Investments in associated company	Properties, plant and equipment	Investments in associated company	Properties, plant and equipment
Group	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Authorised but not contracted for	–	3,632	–	4,876
Contracted but not provided for	5,000	10,313	–	10,494
	5,000	13,945	–	15,370

(b) OPERATING LEASE COMMITMENTS

(i) At 31 March 2005, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2005		2004	
	Land and buildings	Others	Land and buildings	Others
	US$'000	*US$'000*	*US$'000*	*US$'000*
Not later than one year	2,582	146	2,682	169
Later than one year and not later than five years	7,130	136	5,877	279
Later than five years	5,461	–	7,494	–
	15,173	282	16,053	448

(ii) At 31 March 2005, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases on land and buildings as follows:

	2005	2004
	US$'000	*US$'000*
Not later than one year	579	1,045
Later than one year and not later than five years	306	649
	885	1,694

(c) OTHER COMMITMENTS

At the balance sheet date, the Group had commitments in respect of forward contracts for purchase of copper in the amount of US$9,345,000 and foreign exchange contracts for Euro and HK dollar in the amount of US$77,250,000.

31. Consolidated cash flow statement

(a) RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2005 *US$'000*	2004 *US$'000*
Profit before taxation	157,263	134,533
Share of profits less losses of jointly controlled entities/ associated companies	(3,249)	(6,295)
Depreciation charges	44,198	43,124
Amortisation of intangible assets	3,313	2,736
Loss on disposal of properties, plant and equipment	3,003	2,588
Provision for assets impairment	–	10,794
Net interest income	(2,517)	(1,905)
Gross earnings from investments in finance leases	(22)	(227)
Net realised and unrealised (gain)/loss on other investments and investment securities	(2,007)	276
Exchange translation differences	5,430	6,512
(Increase)/decrease in stocks and work in progress	(30,127)	15,781
Increase in trade and other receivables	(24,016)	(15,526)
(Decrease)/increase in trade and other payables and other provisions	(13,935)	4,819
Cash generated from operations	137,334	197,210
Interest paid	(308)	(233)
Tax paid	(14,206)	(12,587)
Net cash inflow from operating activities	122,820	184,390

(b) ACQUISITIONS OF SUBSIDIARIES

	2005 *US$'000*	2004 *US$'000*
Net assets acquired		
Properties, plant and equipment	9,123	12,719
Stocks and work in progress	14,474	1,410
Trade and other receivables	24,721	668
Investment securities	131	–
Bank balances and cash	10,173	2,827
Bank loans and overdraft	(15,051)	–
Trade and other payables	(21,268)	(1,262)
Tax payable	(332)	–
Deferred tax liabilities	(6)	–
Shareholders loan	–	(15,000)
Minority interests	(1,078)	–
	20,887	1,362
Interest in associated company/jointly controlled entity previously accounted for	(13,236)	269
	7,651	1,631
Goodwill/(negative goodwill) *(note 13)*	26,373	(645)
	34,024	986
Satisfied by		
Cash	34,024	986

(c) ANALYSIS OF THE NET OUTFLOW IN RESPECT OF THE ACQUISITIONS OF SUBSIDIARIES

	2005	2004
	US$'000	*US$'000*
Cash consideration	34,024	986
Loan repayment	–	7,500
Net bank balances and cash acquired	4,878	(2,827)
Net cash outflow in respect of the acquisitions of subsidiaries	38,902	5,659

32. Approval of accounts

The accounts were approved by the directors on 13 June 2005.

33. Principal subsidiaries, jointly controlled entities and associated companies

The following list contains particulars of subsidiaries, jointly controlled entities and associated companies of the Group which in the opinion of the directors, materially affect the results and assets of the Group:

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Bloor Company Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	-	100%
Crown Trend Ltd.	Property holding	British Virgin Islands	1 share of US$1 each	-	100%
Delta Success Electric Company Limited	Investment holding	Malaysia	1 share of US$1 each	-	100%
Deyang Lianzhou Electric Ltd.	Manufacturing	China	US$480,000	-	100%
Easy Fortune (H.K.) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	-	100%
Gate do Brasil Ltda	Manufacturing	Brazil	BRL383,166.66	-	100%
Gate Deutschland GmbH	Manufacturing	Germany	DM100,000	-	100%
Gate Espana Automocion, S.A.	Manufacturing	Spain	PTS25,000,000	-	100%
Gate France S.A.	Manufacturing	France	FFR2,500,000	-	99.98%
Gate S.r.l.	Manufacturing	Italy	5,000,000 shares of ITL1,000 each	-	100%
Gate U.K. Ltd.	Manufacturing	United Kingdom	GBP50,000	-	100%
Gatebrook International Capital Management Hungary Limited Liability Company	Financing activities	Hungary	US$91,000	-	100%
Gatebrook Ltd.	Investment holding	Cyprus	CYP10,000	-	100%
Gether Success Ltd.	Investment holding	British Virgin Islands	30,000 shares of US$1 each	100%	-
Guiyang Deguang Electric Co. Ltd.	Manufacturing	China	US$200,000	-	100%
Harbour Sky (BVI) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	-	100%
Hwa Sun Electric Company Ltd.	Subcontractor	Hong Kong	10,000 shares of HK$1 each	-	100%
JE Automotive Holdings, Inc.	Investment holding	United States of America	100 shares of US$0.01 each	-	100%

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
JEA Gate Holdings S.r.l.	Investment holding	Italy	ITL63,400,000	-	100%
JEA Limited	Investment holding	British Virgin Islands	1 share of US$1 each	100%	-
Johnson Electric Automotive de Mexico S.A. de C.V.	Manufacturing	Mexico	39,246,590 shares of 1 Peso each	-	100%
Johnson Electric Automotive, Inc.	Manufacturing and investment holding	United States of America	100 shares of US$0.01 each	-	100%
Johnson Electric Capital Ltd	Investment holding	British Virgin Islands	1 share of US$1 each	100%	-
Johnson Electric Engineering Ltd.	Technical support	Hong Kong	100,000 shares of HK$1 each	100%	-
Johnson Electric (France) SAS	Trading	France	1,910 shares of EUR20 each	-	100%
Johnson Electric (Hong Kong) Ltd.	Sales and marketing	Hong Kong	1 share of HK$1 each	100%	-
Johnson Electric Industrial Manufactory, Ltd.	Manufacturing	Hong Kong	308,000,000 shares of HK$0.5 each	100%	-
Johnson Electric Intellectual Property Ltd.	Licensing	Bermuda	1,000,000 shares of HK$0.1 each	100%	-
Johnson Electric (Italy) S.r.l.	Sales and marketing	Italy	EUR10,000	-	100%
Johnson Electric (Korea) Ltd.	Sales and marketing	South Korea	10,000 shares of KRW5,000 each	-	100%
Johnson Electric Moncalieri S.r.l. (formerly known as Brushless Technology Motor S.r.l.)	Manufacturing	Italy	EUR20,000,000	-	100%
Johnson Electric (Malaysia) Ltd. (formerly known as Nidec Johnson Electric (Malaysia) Ltd.)	Manufacturing	Malaysia	1 share of US$1 each	-	100%
Johnson Electric (Nanjing) Co., Ltd.	Manufacturing	China	US$1,500,000	-	100%
Johnson Electric North America, Inc.	Sales distributor	United States of America	12 shares with no par value issued at US$120,000	-	100%
Johnson Electric S.A.	Research and development	Switzerland	500 shares of SFR1,000 each	-	100%
Johnson Electric (Shanghai) Ltd.	Sales and marketing	China	US$200,000	-	100%
Johnson Electric (Shenzhen) Co. Ltd.	Manufacturing	China	HK$30,000,000	-	100%
Johnson Electric (Suzhou) Ltd.	Manufacturing	China	US$3,089,261	-	100%
Johnson Electric Trading Ltd.	Trading	Hong Kong	100,000 shares of HK$1 each	-	100%
Johnson Electric World Trade Ltd.	Marketing, sales agent and distributor	Hong Kong	100,000 shares of HK$1 each	100%	-
Johnson Properties Ltd.	Investment holding	British Virgin Islands	50,000 shares of US$1 each	100%	-
Kwong Lee (Asia) Metal Co. Ltd.	Trading	Hong Kong	2,000,000 share of HK$1 each	-	100%
Main Country Ltd.	Property holding	British Virgin Islands	1 share of US$1 each	-	100%
Manufactura de Motores Argentinos S.r.l.	Manufacturing	Argentina	3,880,000 Peso	-	100%

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
Nanjing Hop Keung Industrial Co. Ltd.	Manufacturing	China	US$2,500,000	–	100%
Nanomotion Ltd.	Manufacturing	Israel	US$16,175,235	–	51%
Nihon Mini Motor Co. Ltd.	Manufacturing	Japan	JPY330,000,000	–	100%
Nison Trading Ltd.	Trading	Malaysia	1,000 share of US$1 each	–	100%
Teknik Development Inc.	Licensing	British Virgin Islands	15,000 shares of US$1 each	100%	–
Triowell Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
V Motor Limited	Investment holding and trading	Hong Kong	1 share of HK$1 each	–	100%
JOINTLY CONTROLLED ENTITIES					
CJ Electric Systems Co. Ltd	Manufacturing	China	US$2,200,000	–	50%
Shanghai Ri Yong-JEA Gate Electric Co., Ltd.	Manufacturing	China	US$17,000,000	–	50%
ASSOCIATED COMPANIES					
China Autoparts Inc.	Manufacturing	United States of America	US$345,479	–	20%
FG Microdesign S.r.l.	Manufacturing	Italy	ITL100,000,000	–	40%

(C) UNAUDITED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

The following is the unaudited condensed financial statements of the Johnson Electric Group for the six months ended 30 September 2005 together with the accompanying notes, extracted from the Company's interim report for the six months ended 30 September 2005.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 September 2005

		Unaudited Six months ended 30 September	
		2005	2004 (Restated)
	Note	*US$'000*	*US$'000*
Turnover	3	626,393	576,364
Cost of sales	8	(467,933)	(397,730)
Gross profit		158,460	178,634
Other gains, net	5	5,191	1,871
Selling and administrative expenses	6 & 8	(102,013)	(94,079)
Restructuring costs/provisions	7	–	(9,992)
Operating profit		61,638	76,434
Finance costs	9	(38)	(133)
Share of profits less losses of jointly controlled entities/associated companies		1,629	2,355
Profit before taxation		63,229	78,656
Taxation	10	(10,269)	(9,283)
Profit for the period		52,960	69,373
Attributable to:			
Equity holders of the Company		52,857	69,275
Minority interest		103	98
		52,960	69,373
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
Basic	11	1.44	1.89
Diluted	11	1.44	N/A
Dividends	12	73,005	63,585

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30 September 2005

	Note	Unaudited 30 September 2005 US$'000	Audited 31 March 2005 (Restated) US$'000
ASSETS			
Non-current assets			
Intangible assets	4	46,522	43,335
Property, plant and equipment	4	242,268	244,115
Investment properties	4	9,825	8,356
Leasehold land	4	26,180	27,877
Jointly controlled entities		15,909	14,921
Associated companies		32	3,193
Available-for-sale financial assets		7,256	–
Investment securities		–	5,818
Investment in finance leases		156	426
Deferred tax assets		28,285	30,689
		376,433	378,730
Current assets			
Stocks and work in progress		169,502	160,771
Trade and other receivables	13	305,982	278,028
Other investments		–	58,813
Other financial assets at fair value through profit or loss		45,070	–
Tax recoverable		3,534	9,168
Bank balances and cash		173,661	176,321
		697,749	683,101
Current liabilities			
Trade and other payables	14	186,274	182,093
Current portion of long term loans	15	148	92
Tax payable		11,709	4,466
Bank loans and overdrafts		12,812	12,878
		210,943	199,529
Net current assets		486,806	483,572
Total assets less current liabilities		863,239	862,302
Non-current liabilities			
Long term loans	15	2,665	3,018
Other provisions		16,063	16,649
Deferred tax liabilities		16,292	23,268
		35,020	42,935
NET ASSETS		828,219	819,367

	Note	Unaudited 30 September 2005 US$'000	Audited 31 March 2005 (Restated) US$'000
EQUITY			
Share capital	*16*	5,925	5,925
Reserves		790,987	760,524
Proposed dividends		21,195	51,810
		818,107	818,259
Minority interests		10,112	1,108
TOTAL EQUITY		828,219	819,367

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 September 2005

Unaudited

	Share capital US$'000	Share premium US$'000	Contributed surplus US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	(Goodwill)/ reserve on consolid-ation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Other reserve US$'000	Retained earnings US$'000	Minority interests US$'000	Total US$'000
At 1 April 2005, as previously reported as equity	5,925	77,855	15,499	7,863	38,917	(233,885)	9,028	-	-	898,648	-	819,850
At 1 April 2005, as previously reported as minority interests	-	-	-	-	-	-	-	-	-	-	1,108	1,108
Increase in expenses in respect of leasehold land	-	-	-	-	-	-	-	-	-	(215)	-	(215)
Increase in deferred tax liability	-	-	-	(1,376)	-	-	-	-	-	-	-	(1,376)
Increase in employee expenses	-	-	-	-	-	-	-	891	-	(891)	-	-
At 1 April 2005, as restated	5,925	77,855	15,499	6,487	38,917	(233,885)	9,028	891	-	897,542	1,108	819,367
Opening adjustment for the adoption of HKAS 39	-	-	-	-	-	-	-	-	925	1,851	-	2,776
Opening adjustment for the adoption of HKAS 40	-	-	-	(6,487)	-	-	-	-	-	6,487	-	-
Opening adjustment for the adoption of HKFRS 3	-	-	-	-	-	-	-	-	-	1,864	-	1,864
Fair value losses, net of tax: – available-for-sale financial assets	-	-	-	-	-	-	-	-	(832)	-	-	(832)
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	-	-	-	-	-	-	(4,861)	-	-	-	-	(4,861)
Net income/(expense) recognised directly in equity	-	-	-	(6,487)	-	-	(4,861)	-	93	10,202	-	(1,053)
Profit for the period	-	-	-	-	-	-	-	-	-	52,857	103	52,960
Total recognised income for the period	-	-	-	(6,487)	-	-	(4,861)	-	93	63,059	103	51,907
Employees share option scheme: – value of employee services	-	-	-	-	-	-	-	(146)	-	-	-	(146)
Minority interest – business combinations	-	-	-	-	-	-	-	-	-	-	8,901	8,901
Final dividend paid 04/05	-	-	-	-	-	-	-	-	-	(51,810)	-	(51,810)
	-	-	-	-	-	-	-	(146)	-	(51,810)	8,901	(43,055)
At 30 September 2005	5,925	77,855	15,499	-	38,917	(233,885)	4,167	745	93	908,791	10,112	828,219

Unaudited

	Share capital *US$'000*	Share premium *US$'000*	Contributed surplus *US$'000*	Investment property revaluation reserve *US$'000*	Capital reserve *US$'000*	(Goodwill) / reserve on consolid-ation *US$'000*	Exchange reserve *US$'000*	Share option reserve *US$'000*	Other reserve *US$'000*	Retained earnings *US$'000*	Minority interests *US$'000*	Total *US$'000*
At 1 April 2004, as previously reported as equity	5,925	77,855	15,499	8,223	38,917	(233,885)	998	-	-	820,585	-	734,117
At 1 April 2004, as previously reported as minority interests	-	-	-	-	-	-	-	-	-	-	5	5
Increase in expenses in respect of leasehold land	-	-	-	-	-	-	-	-	-	(340)	-	(340)
Increase in deferred tax liability	-	-	-	(1,439)	-	-	-	-	-	-	-	(1,439)
Increase in employee expenses	-	-	-	-	-	-	-	347	-	(347)	-	-
At 1 April 2004, as restated	5,925	77,855	15,499	6,784	38,917	(233,885)	998	347	-	819,898	5	732,343
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	-	-	-	-	-	-	786	-	-	-	1	787
Net income recognised directly in equity	-	-	-	-	-	-	786	-	-	-	1	787
Profit for the period	-	-	-	-	-	-	-	-	-	69,275	98	69,373
Total recognised income for the period	-	-	-	-	-	-	786	-	-	69,275	99	70,160
Employees share option scheme:												
- value of employee services	-	-	-	-	-	-	-	269	-	-	-	269
Final dividend paid 03/04	-	-	-	-	-	-	-	-	-	(42,390)	-	(42,390)
	-	-	-	-	-	-	-	269	-	(42,390)	-	(42,121)
At 30 September 2004, as restated	5,925	77,855	15,499	6,784	38,917	(233,885)	1,784	616	-	846,783	104	760,382

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 September 2005

	Unaudited Six months ended 30 September 2005 US$'000	2004 US$'000
Net cash generated from operating activities	51,638	78,226
Net cash used in investing activities	(35,266)	(34,641)
Net cash used in financing activities	(51,962)	(36,859)
Net (decrease)/increase in cash and cash equivalents	(35,590)	6,726
Cash and cash equivalents as at 1 April	234,954	246,929
Cash and cash equivalents as at 30 September	199,364	253,655
Analysis of the balances of cash and cash equivalents:		
Other investments	–	92,896
Other financial assets at fair value through profit or loss	25,703	–
Bank balances and cash	173,661	160,759
	199,364	253,655

NOTES TO INTERIM ACCOUNTS

1. Basis of preparation and accounting policies

This unaudited condensed consolidated financial information is prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

This condensed consolidated financial information should be read in conjunction with the 2004/05 annual financial statements.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31 March 2005 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005.

This interim financial information has been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing this information. The HKFRS standards and interpretations that will be applicable at 31 March 2006, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in note 2 below.

2. Changes in accounting policies

(a) Effect of adopting new HKFRS

In 2005/06, the Group adopted the new/revised standards of HKFRS below, which are relevant to its operations. The comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 12	Scope of HKAS – Int 12 Consolidation – Special Purpose Entities
HKAS-Int 15	Operating Leases – Incentives
HKAS-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27, 28, 31, 33 and HKAS-Ints 12 and 15 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest, investment properties, share of net after-tax results of associates and jointly controlled entities and other disclosures.

- HKASs 2, 7, 8, 10, 16, 23, 27, 28, 31, 33 and HKAS-Ints 15 had no material effect on the Group's policies.

- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements.

- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of other financial assets at fair value through profit or loss and available-for-sale financial assets.

The adoption of revised HKAS 40 has resulted in a change in the accounting policy of which the changes in fair values are recorded in the profit and loss account as part of other gains, net. In prior years, the increases in fair value were credited to the investment properties revaluation reserve. Decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the profit and loss account.

The adoption of revised HKAS-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset was expected to be recovered through sale.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 March 2005, the provision of share options to employees did not result in an expense in the profit and loss account. Effective 1 April 2005, the Group expenses the cost of share options in the profit and loss account. As a transitional provision, the cost of share options granted after 7 November 2002 which had not yet vested on 1 April 2005 was expensed retrospectively in the profit and loss account of the respective periods.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until 31 March 2005, goodwill was:

- Amortised on a straight line basis over a period ranging from 5 to 20 years; and

- Assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3:

- The Group ceased amortisation of goodwill from 1 April 2005;
- Accumulated amortisation as at 31 March 2005 has been eliminated with a corresponding decrease in the cost of goodwill;
- From the year ending 31 March 2006 onwards, goodwill will be tested annually for impairment, as well as when there is indication of impairment.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 16 – the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;
- HKAS 21 – prospective accounting for goodwill and fair value adjustments as part of foreign operations;
- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments securities and other investments and also to hedge relationships for the 2004/05 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 April 2005;
- HKAS 40 – since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information, any adjustment should be made to the retained earnings as at 1 April 2005, including the reclassification of any amount held in revaluation surplus for investment property;
- HKAS-Int 15 – does not require the recognition of incentives for leases beginning before 1 April 2005;
- HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 April 2005; and
- HKFRS 3 – prospectively after the adoption date.

(i) The adoption of HKAS 1 resulted in:

	As at 30 September 2005	31 March 2005
	US$'000	*US$'000*
Decrease in property, plant and equipment	(9,825)	(8,356)
Increase in investment properties	9,825	8,356

(ii) The adoption of HKAS 17 resulted in a decrease in opening reserves at 1 April 2005 by US$215,000:

	As at 30 September 2005	31 March 2005
	US$'000	*US$'000*
Decrease in property, plant and equipment	(26,545)	(28,092)
Increase in leasehold land	26,180	27,877
Decrease in retained earnings	(365)	(215)

	For the year ended 31 March 2005	Six months ended 30 September 2005	2004
	US$'000	*US$'000*	*US$'000*
Increase in selling and administrative expenses	123	150	61
Decrease in basic earnings per share *(US cents)*	–	–	–
Decrease in diluted earnings per share *(US cents)*	–	–	–

(iii) The adoption of HKAS 32 and HKAS 39 resulted in an increase in opening reserves at 1 April 2005 by US$2,776,000 and the details of the adjustments to the condensed consolidated balance sheet at 30 September 2005 and condensed consolidated profit and loss account for the six months ended 30 September 2005 are as follows:

	As at 30 September 2005
	US$'000
Increase in trade and other receivables	93
Increase in available-for-sale financial assets	7,256
Increase in other financial assets through profit or loss	45,070
Increase in bank loans and overdrafts	93
Increase in retained earnings	1,851
Increase in other reserve	93

	Six months ended 30 September 2005
	US$'000
Decrease in cost of sales	(794)
Decrease in selling and administrative expenses	(110)
Increase in basic earnings per share *(US cents)*	–
Increase in diluted earnings per share *(US cents)*	–

(iv) The adoption of HKAS 40 resulted in:

	As at 30 September 2005 *US$'000*
Decrease in investment property revaluation reserve	(6,487)
Increase in retained earnings	6,487

	Six months ended 30 September 2005 *US$'000*
Increase in other gains, net	1,469
Increase in basic earnings per share *(US cents)*	–
Increase in diluted earnings per share *(US cents)*	–

(v) The adoption of HKFRS 2 resulted in:

	As at	
	30 September 2005 *US$'000*	31 March 2005 *US$'000*
Decrease in retained earnings	(745)	(891)
Increase in share option reserve	745	891

	For the year ended 31 March	Six months ended 30 September	
	2005 *US$'000*	2005 *US$'000*	2004 *US$'000*
Increase/(decrease) in selling and administrative expenses	544	(146)	269
Increase/(decrease) in basic earnings per share *(US cents)*	–	–	–
Increase/(decrease) in diluted earnings per share *(US cents)*	–	–	N/A

(vi) The adoption of HKFRS 3, HKAS 36 and HKAS 38 resulted in:

	As at 1 April 2005 *US$'000*
Increase in intangible assets	1,864
Increase in retained earnings	1,864

(vii) The adoption of HKAS-Int 21 resulted in a decrease in opening reserves at 1 April 2005 by US$1,376,000:

	As at	
	30 September 2005	31 March 2005
	US$'000	*US$'000*
Increase in deferred tax liability	–	1,376
Decrease in investment property revaluation reserve	–	(1,376)

(b) *New accounting policies*

The accounting policies used for the condensed consolidated financial information for the six months ended 30 September 2005 are the same as those set out in the 2004/05 annual financial statements except for the following:

(i) Acquisition of subsidiaries, associates and jointly controlled entities

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the profit and loss account.

An investment in an associate or a jointly controlled entity is accounted for using the equity method from the date on which it becomes an associate or a jointly controlled entity. On acquisition of the investment, the measurement and recognition of goodwill is same as that of goodwill arising from the acquisition of subsidiaries. Goodwill relating to an associate or a jointly controlled entity is included in the carrying amount of the investment. Appropriate adjustments to the investor's share of the profits or losses after acquisition are made to account based on their fair value at the date of acquisition.

(ii) Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss account, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognized in the profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(iii) Property, plant and equipment

Cost may include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

(iv) Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases.

Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. These valuations are reviewed annually by external valuers. Investment property that is being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be measured at fair value.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss account during the financial period in which they are incurred.

Changes in fair values are recognized in the profit and loss account.

(v) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate/ jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates and jointly controlled entities is included in investments in associates and jointly controlled entities. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(vi) Impairment of assets

Assets that have an indefinite useful life are not subject to amortization, but are tested at least annually for impairment and also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(vii) Investments

From 1 April 2004 to 31 March 2005:

The Group classified its investments in securities, other than subsidiaries, associates and jointly controlled entities, as investment securities and other investments.

(a) Investment securities

Investment securities represents unlisted equity shares and are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to the profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(b) Other investments

Other investments are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposal of other investments representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

From 1 April 2005 onwards:

The Group classifies its investments in the following categories: other financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) Other financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (Note 2(b)(viii)).

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the period, the Group did not hold any investments in this category.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognized on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realized and unrealized gains and losses arising from changes in the fair value of the 'other financial assets at fair value through profit or loss' category are included in the profit and loss account in the period in which they are arised. Unrealized gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the profit and loss account as gains or losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the profit and loss account – is removed from equity and recognized in the profit and loss account. Impairment losses recognized in the profit and loss account on equity instruments are not reversed through the profit and loss account.

(viii) Trade and other receivables

Trade and other receivables are recognized initially at fair value less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognized in the profit and loss account.

(ix) Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the profit and loss account over the period of the borrowings using the effective interest method.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognized and included in shareholders' equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(x) Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the profit and loss account, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(xi) Interest income

Interest income is recognized on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognized either as cash is collected or on a cost-recovery basis as conditions warrant.

3. **Segment information**

Primary reporting format – geographical segments

The Group's business operates in three geographical areas by manufacturing location:

	Six months ended 30 September 2005			
	Asia	**Europe**	**America**	**Total**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Turnover	462,935	142,891	20,567	626,393
Operating profit/(loss)	61,862	748	(972)	61,638
Finance costs				(38)
Share of profits less losses of jointly controlled entities/ associated companies	1,629	–	–	1,629
Profit before taxation				63,229
Taxation				(10,269)
Profit for the period				52,960
Turnover by geographical destinations of customers	243,086	229,384	153,923	626,393
Capital expenditure	20,633	1,638	–	22,271
Depreciation	16,298	4,522	1,270	22,090
Amortisation charge	410	754	–	1,164

	Six months ended 30 September 2004			
	Asia	**Europe**	**America**	**Total**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Turnover	401,981	133,351	41,032	576,364
Operating profit/(loss) before restructuring costs/provisions	89,556	1,454	(4,584)	86,426
Restructuring costs/provisions	(2,616)	(418)	(6,958)	(9,992)
Operating profit/(loss)	86,940	1,036	(11,542)	76,434
Finance costs				(133)
Share of profits less losses of jointly controlled entities/ associated companies	2,344	11	–	2,355
Profit before taxation				78,656
Taxation				(9,283)
Profit for the period				69,373
Turnover by geographical destinations of customers	206,226	212,852	157,286	576,364
Capital expenditure	28,718	2,775	1,731	33,224
Depreciation	15,099	5,582	1,840	22,521
Amortisation charge	1,210	635	–	1,845

Secondary reporting format – business segments

The Group is principally engaged in the manufacture of motors and trading of motor and motor-related electromechanical components and materials.

The segment results for the six months ended 30 September are as follows:

	Six months ended 30 September			
	Turnover		Capital expenditure	
	2005	2004	2005	2004
	US$'000	*US$'000*	*US$'000*	*US$'000*
Manufacturing	594,441	576,364	22,232	33,224
Trading	31,952	–	39	–
	626,393	576,364	22,271	33,224

4. Capital expenditure

	Goodwill	Negative goodwill	Patents	Development costs	Total intangible assets	Property, plant and equipment	Investment properties	Leasehold Land
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
At 1 April 2005, as previously reported	41,377	(1,864)	1,590	2,232	43,335	280,563	-	-
Adoption of HKAS 17	-	-	-	-	-	(28,092)	-	27,877
Adoption of HKAS 40	-	-	-	-	-	(8,356)	8,356	-
Adoption of HKFRS 3	-	1,864	-	-	1,864	-	-	-
At 1 April 2005, as restated	41,377	-	1,590	2,232	45,199	244,115	8,356	27,877
Exchange adjustments	-	-	(105)	(57)	(162)	(1,388)	-	(212)
Acquisition	2,254	-	-	-	2,254	4,982	-	301
Additions	-	-	-	70	70	21,865	-	336
Revaluation surplus	-	-	-	-	-	-	1,469	-
Disposals	-	-	-	-	-	(5,216)	-	(1,797)
Depreciation/amortisation	-	-	(295)	(544)	(839)	(22,090)	-	(325)
At 30 September 2005	43,631	-	1,190	1,701	46,522	242,268	9,825	26,180
At 1 April 2004	16,918	(2,046)	2,059	3,143	20,074	225,647	8,945	22,019
Exchange adjustments	-	17	2	(12)	7	350	-	(7)
Acquisition	10,579	-	-	-	10,579	8,724	-	-
Additions	-	-	8	-	8	27,876	-	5,340
Disposals	-	-	-	-	-	(3,927)	-	-
Depreciation/amortisation	(956)	104	(260)	(473)	(1,585)	(22,521)	-	(260)
At 30 September 2004	26,541	(1,925)	1,809	2,658	29,083	236,149	8,945	27,092
Exchange adjustments	3	(43)	121	43	124	2,181	-	(7)
Acquisition	15,794	-	-	-	15,794	399	-	-
Additions	-	-	50	12	62	32,500	-	1,269
Revaluation surplus	-	-	-	-	-	-	462	-
Disposals	-	-	-	-	-	(5,269)	(1,051)	(19)
Depreciation/amortisation	(961)	104	(390)	(481)	(1,728)	(21,845)	-	(458)
At 31 March 2005	41,377	(1,864)	1,590	2,232	43,335	244,115	8,356	27,877

5. Other gains, net

	Six months ended 30 September	
	2005	2004
	US$'000	*US$'000*
Interest income	3,059	1,158
Gross earnings from investments in finance leases	3	14
Gross rental income from investment properties	660	678
Royalty income	–	21
Fair value gains on investment properties	1,469	–
	5,191	1,871

6. Selling and administrative expenses

	Six months ended 30 September	
	2005	2004
	US$'000	*US$'000*
Selling expenses	35,814	33,599
Administrative expenses	66,199	60,480
	102,013	94,079

7. Restructuring costs / provisions

	Six months ended 30 September	
	2005	2004
	US$'000	*US$'000*
Severance costs	–	6,434
Other costs	–	3,558
	–	9,992

8. Expenses by nature

Expenses included in cost of sales, selling and administrative expenses are analysed as follows:

	Six months ended 30 September	
	2005	2004
	US$'000	*US$'000*
Depreciation on property, plant and equipment	22,090	22,521
Less: amounts capitalised on assets under construction	(545)	(392)
	21,545	22,129
Amortisation of leasehold land, development costs and patents	1,164	1,845
Loss on disposal of property, plant and equipment	1,607	1,201
Net exchange loss	1,867	649
Staff costs	79,531	81,719

9. Finance costs

	Six months ended 30 September	
	2005	2004
	US$'000	*US$'000*
Interest on bank loans and overdrafts	1	56
Interest on other loans, not wholly repayable within five years	21	37
Other incidental borrowing costs	16	40
	38	133

10. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the period. Overseas tax has been provided at the applicable rate on the estimated assessable profit for the period.

	Six months ended 30 September	
	2005	2004
	US$'000	*US$'000*
Current taxation		
Hong Kong profits tax	4,181	6,297
Overseas taxation	11,028	2,310
	15,209	8,607
Deferred taxation		
Origination and reversal of other temporary differences	(4,940)	676
	10,269	9,283

11. Earnings per share

The calculations of basic and fully diluted earnings per share are based on the Group's profit attributable to shareholders of US$52,857,000 (2004 restated: US$69,275,000).

The basic earnings per share is based on 3,673,788,920 (2004: 3,673,788,920) shares in issue during the period.

There is no significant impact on the fully diluted earnings per share if all outstanding options are deemed to be issued at no consideration.

12. Dividends

	Six months ended 30 September	
	2005	2004
	US$'000	*US$'000*
2004/05 Final dividend, paid of 1.41 US cents per share (2003/04: 1.15 US cents)	51,810	42,390
2005/06 Interim, proposed on 5 December 2005, of 0.58 US cents per share (2004/05: 0.58 US cents)	21,195	21,195
	73,005	63,585

13. Trade and other receivables

The Group allows an average credit period ranging from 30 to 90 days to its trade customers.

The trade and other receivables included trade receivables balance of US$250,321,000 (31 March 2005: US$230,935,000). The ageing analysis of trade receivables was as follows:

	30 September 2005 *US$'000*	31 March 2005 *US$'000*
0-60 days	185,634	162,647
61-90 days	37,312	36,254
Over 90 days	27,375	32,034
Total	250,321	230,935

14. Trade and other payables

The trade and other payables included trade payables balance of US$126,255,000 (31 March 2005: US$128,255,000). The ageing analysis of trade payables was as follows:

	30 September 2005 *US$'000*	31 March 2005 *US$'000*
0 – 60 days	87,037	91,124
61 – 90 days	14,625	15,888
Over 90 days	24,593	21,243
Total	126,255	128,255

15 Long term loans

	30 September 2005 *US$'000*	31 March 2005 *US$'000*
Other loans, unsecured	2,813	3,110
Current portion of long term loans	(148)	(92)
	2,665	3,018
Not wholly repayable within five years	2,813	3,110
Current portion of long term loans	(148)	(92)
	2,665	3,018

Other loans not wholly repayable within five years are repayable by instalments starting from February 2002 until October 2018. Interest is charged on the outstanding balances at 1.5% to 3.2% per annum (31 March 2005: 1.5% to 3.2% per annum).

At 30 September 2005, the Group's long term loans were repayable as follows:

	30 September 2005 US$'000	31 March 2005 US$'000
Within one year	148	92
In the second year	155	239
In the third to fifth year	812	949
After the fifth year	1,698	1,830
	2,813	3,110

16. **Share capital**

	30 September 2005 US$'000	31 March 2005 US$'000
Authorised:		
7,040,000,000 ordinary shares of HK$0.0125 each	11,355	11,355
Issued and fully paid:		
3,673,788,920 ordinary shares of HK$0.0125 each	5,925	5,925

Share options

Share options are granted to directors and to employees. For details relating to the share option scheme, please refer to pages 31 to 33 of the Group's 2005 annual report.

Movements in the number of share options outstanding during the period are as follows:

Held at 01/04/2005	Granted during the period	Forfeited during the period	Held at 31/03/2005	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
100,000	-	(100,000)	-	7.90	17/09/2002	01/08/2004	16/09/2012
100,000	-	(100,000)	-	7.90	17/09/2002	01/08/2005	16/09/2012
650,000	-	(100,000)	550,000	8.02	17/09/2002	01/08/2004	16/09/2012
650,000	-	(100,000)	550,000	8.02	17/09/2002	01/08/2005	16/09/2012
150,000	-	-	150,000	9.40	10/07/2003	01/07/2005	09/07/2013
150,000	-	-	150,000	9.40	10/07/2003	01/07/2006	09/07/2013
837,500	-	(312,500)	525,000	9.65	31/07/2003	01/07/2005	30/07/2013
837,500	-	(312,500)	525,000	9.65	31/07/2003	01/07/2006	30/07/2013
100,000	-	(100,000)	-	10.70	01/08/2003	01/08/2005	31/07/2013
100,000	-	(100,000)	-	10.70	01/08/2003	01/08/2006	31/07/2013
100,000	-	-	100,000	11.95	06/10/2003	01/10/2005	30/09/2013
100,000	-	-	100,000	11.95	06/10/2003	01/10/2006	30/09/2013
50,000	-	-	50,000	8.77	07/05/2004	01/05/2006	30/04/2014
50,000	-	-	50,000	8.77	07/05/2004	01/05/2007	30/04/2014
100,000	-	-	100,000	7.40	28/12/2004	01/01/2007	31/12/2014
100,000	-	-	100,000	7.40	28/12/2004	01/01/2008	31/12/2014
-	50,000	-	50,000	7.10	05/05/2005	01/05/2007	04/05/2015
-	50,000	-	50,000	7.10	05/05/2005	01/05/2007	04/05/2015
4,175,000	100,000	(1,225,000)	3,050,000				

No share option was exercised during the period (2004: Nil).

The fair value of options granted or forfeited, net during the six months ended 30 September 2005 determined using the Binomial valuation model and credited to the profit and loss account was US$146,000 (charge for year ended 31 March 2005: US$544,000). The significant inputs into the model were dividend yield of 1.5%, sub optimal early exercise factor of 1.5, withdrawal rate of 5% post the vesting period, volatility of 40% and the risk-free rate is varied depending on the grant date.

The aggregate fair value of US$745,000 of the above options granted are recognized, together with a corresponding increase in equity, over their vesting period for the relevant directors and senior executives in accordance with the Group's revised accounting policy pursuant to HKFRS 2 "Share-based Payments". Details of the change in the Group's accounting policy in respect of share options granted and the financial impacts are set out in Note 2.

17. Contingent liabilities

(a)

	Group		Company	
	30 September 2005	31 March 2005	30 September 2005	31 March 2005
	US$'000	*US$'000*	*US$'000*	*US$'000*
Guarantees for credit facilities granted to subsidiaries	–	–	83,328	37,063
Guarantee for credit facilities granted to companies controlled / held by certain directors of a subsidiary	–	8,911	–	–
	–	8,911	83,328	37,063

(b) The company has given guarantees for a subsidiary in respect of future payment of operating lease rentals amounting US$1,464,000 (31 March 2005: US$1,633,000).

(c) In August 2001, a claim for damages was made in the Lowndes County Circuit Court in Mississippi against a subsidiary of the Group and over ten other third party defendants for personal injury and property damage in a lawsuit pertaining to environmental contamination involving an automotive parts manufacturing facility in Columbus, Mississippi, USA which was purchased in 1999 and closed down in November 2001. No amount of damages was specified in the complaint.

On or about 30 December 2002, counsel representing the plaintiffs in the above-described lawsuit filed additional complaints in the Lowndes County Circuit Court on behalf of approximately 1,000 plaintiffs against the same subsidiary of the Group and the same co-defendants named in the above-described case. The new complaints raise allegations similar to the above-described complaint. On or about 9 September 2003, the claims against the subsidiary of the Group were dismissed without prejudice for lack of service of process. During February and March 2004, plaintiffs filed amended complaints in these actions which were answered by the subsidiary of the Group.

In 2004, seven new actions were filed in the Lowndes County Circuit Court on behalf of approximately 100 plaintiffs against similar defendants as in the pending actions. Plaintiffs in the new actions are represented by different counsel but their complaints raise similar allegations. These complaints name the same subsidiary as in the above-described lawsuits and also name Johnson Electric Holdings Limited, which has contested personal jurisdiction in these actions.

In August 2004, counsel for plaintiffs in all of the actions informed the Special Master assigned to handle pre-trial proceedings of their intention to dismiss plaintiffs' personal injury claims and to proceed with property damage and punitive damages claims on behalf of a subset of plaintiffs who, to date, remain unidentified. Notwithstanding the foregoing, the personal injury claims have not yet been dismissed.

In January 2005, these actions were re-assigned to a new judge who set a trial date of March 2006. Currently, the claims of the four plaintiffs in the first case filed in August 2001 are set to be tried then. It is possible that a few other plaintiffs' claims will be consolidated with these claims for trial.

The Group is vigorously defending all actions on behalf of the subsidiary of the Group and has asserted that the Mississippi state court lacks personal jurisdiction over the Company in the newly filed actions. In addition, the Group has asserted claims for indemnity against prior owners. Because discovery is still ongoing, the Group is unable at this time to predict with certainty the ultimate outcome of this litigation.

18. Capital commitments for property, plant and equipment

	30 September 2005		31 March 2005	
	Investments in associated company	Property, plant and equipment	Investments in associated company	Property, plant and equipment
	US$'000	*US$'000*	*US$'000*	*US$'000*
Authorised but not contracted for	–	4,366	–	3,632
Contracted but not provided for	–	10,445	5,000	10,313
	–	14,811	5,000	13,945

19. Subsequent events

On 18 August 2005 the Company announced its proposal to acquire Parlex Corporation for approximately US$74.6 million including assumption of Parlex's convertible and nonconvertible debt. Under the acquisition agreement, Johnson Electric will acquire all of the issued and outstanding common stock of Parlex for US$6.75 per share in cash or US$44 million. The proposal was approved by Parlex's shareholders on 8 November 2005.

Parlex Corporation is a world leader in the design and manufacture of flexible, interconnect products.

On 26 August 2005, an agreement was entered into with Saia-Burgess Electronics Holding AG ("Saia-Burgess") to make a public tender offer to acquire the entire issued share capital of Saia-Burgess at a consideration of CHF 1,060 net in cash for each Saia-Burgess share. Up to the end of the additional acceptance period on 14 October 2005, acceptances corresponding to 99.3% of the total issued shares were tendered to the Company. Closing of the offer and settlement for payment of the offer price was completed on 17 November 2005.

Saia-Burgess is a leading supplier of stepper motors, switches, actuators, and electronic controllers to customers within the automotive, industrial and infrastructure automation industry.

(D) STATEMENT OF INDEBTEDNESS

Borrowings

At the close of business on 30 November 2005, being the latest applicable date for the purpose of ascertaining the indebtedness of the Enlarged Group prior to the printing of this circular, the Enlarged Group had the following outstanding loans:

(i) Unsecured bank loans of US$673 million of which, US$623 million are term loans and the remaining US$50 million are loans with no fixed terms of repayment.

(ii) Secured bank loans of US$9 million with no fixed term of repayment. The securities consist mainly of accounts receivables and inventory of the Enlarged Group.

All the aforesaid loans are unguaranteed.

Guarantee

As at 30 November 2005, the Group has no mortgage loan facility or any other guarantee granted to third party.

Contingent Liability

In August 2001, a claim for damages was made in the Lowndes County Circuit Court in Mississippi against a subsidiary of the Johnson Electric Group and over ten other third party defendants for personal injury and property damage in a lawsuit pertaining to environmental contamination involving an automotive parts manufacturing facility in Columbus, Mississippi, USA which was purchased in 1999 and closed down in November 2001. No amount of damages was specified in the complaint.

On or about 30 December 2002, counsel representing the plaintiffs in the above-described lawsuit filed additional complaints in the Lowndes County Circuit Court on behalf of approximately 1,000 plaintiffs against the same subsidiary of the Johnson Electric Group and the same co-defendants named in the above-described case. The new complaints raise allegations similar to the above-described complaint. On or about 9 September 2003, the claims against the subsidiary of the Johnson Electric Group were dismissed without prejudice for lack of service of process. During February and March 2004, plaintiffs filed amended complaints in these actions which were answered by the subsidiary of the Johnson Electric Group.

In 2004, seven new actions were filed in the Lowndes County Circuit Court on behalf of approximately 100 plaintiffs against similar defendants as in the pending actions. Plaintiffs in the new actions are represented by different counsel but their complaints raise similar allegations. These complaints name the same subsidiary as in the above-described lawsuits and also name Johnson Electric Holdings Limited, who has contested personal jurisdiction in these actions.

In August 2004, counsel for plaintiffs in all of the actions informed the Special Master assigned to handle pre-trial proceedings of their intention to dismiss plaintiffs' personal injury claims and to proceed with property damage and punitive damages claims behalf of a subset of plaintiffs who, to date, remain unidentified. In December 2005, approximately 1,105 plaintiffs were dismissed from the litigation leaving approximately 275 plaintiffs in the litigation.

In January 2005, these actions were re-assigned to a new judge who set a trial date of March 2006. Currently, the claims of the four plaintiffs in the first case filed in August 2001 are set to be tried then. It is possible that a few other plaintiffs' claims will be consolidated with these claims for trial.

Although the plaintiffs initially opposed the Company's motion to dismiss for lack of personal jurisdiction, they ultimately agreed to entry of an order in each case to voluntarily dismiss the Company without prejudice. These orders were signed by the judge on 23 December 2005, and were filed on 5 January 2006.

The Johnson Electric Group is vigorously defending all actions on behalf of the subsidiary of the Johnson Electric Group. In addition, the Johnson Electric Group has asserted claims for indemnity against prior owners. Because discovery is still ongoing, the Johnson Electric Group is unable at this time to predict with certainty the ultimate outcome of this litigation. The Johnson Electric Group has not made any provisions in its financial statements in respect of the contingent liabilities described above.

As at 30 November 2005, except for the contingent liabilities associated with the litigation as disclosed under section "7. Litigation" in Appendix V in the circular, the Group had no other material contingent liabilities.

Disclaimer

Save as aforesaid and apart from intra-group liabilities and normal trade payables, the Group did not have any debt securities, any other outstanding loan capital, any other borrowings or indebtedness in the nature of borrowings including bank overdrafts and any liabilities under acceptances (other than normal trade bills) or other similar indebtedness, acceptance credits, debentures, mortgages, charges, finance lease or hire purchase commitments or other material contingent liabilities at the close of business on 30 November 2005.

For the purpose of the above statement of indebtedness, foreign currency amounts have been translated into US dollars at the rates of exchange prevailing at the close of business on 30 November 2005.

(E) WORKING CAPITAL

The Directors, after due and careful consideration, are of the opinion that, based on available banking and other facilities and internal resources of the Enlarged Group, and subject to the completion of the following arrangement to refinance the bridge loan of CHF 677 million (approximately US$524 million), the Enlarged Group has sufficient working capital for its present requirements and for the period ending twelve months from the date of this circular.

On 25 August 2005, the Company entered into a loan agreement with a bank in respect of a bridge loan facility of up to CHF 700 million (approximately US$548 million) to finance the Acquisition. The bridge loan has been drawn down on 16 November 2005 and shall be repaid on or before 24 February 2006. It may be extended for a further six months up to 24 August 2006 at the option of the Company subject to certain conditions being fulfilled. As at the date of this circular, the Company has commenced negotiations with certain financial institutions to refinance the bridge loan with a term loan. The Company has received offer proposals from certain financial institutions to provide to the Company a long term loan facility of not less than twelve months to refinance the entire amount of the bridge loan. The Directors are of the opinion that the aforesaid bridge loan refinancing arrangement will be completed within the next few months and before 24 August 2006.

(F) SUBSEQUENT EVENTS

Pursuant to the Parlex Agreement entered into on 18 August 2005, the Company acquired Parlex for approximately US$74.6 million including assumption of Parlex's convertible and nonconvertible debt. Under the Parlex Agreement, the Company acquired all of the issued and outstanding common stock of Parlex for US$6.75 per share in cash or US$44 million. The proposed acquisition was approved by Parlex's shareholders on 8 November 2005 and completed on 10 November 2005. Parlex is a world leader in the design and manufacture of flexible, interconnect products with manufacturing facilities in China, the USA and the United Kingdom. Further details of the Parlex Agreement are set out in the Company's announcement dated 18 August 2005 and its circular dated 29 September 2005. The aggregate of the remuneration payable to and benefits in kind receivable by the Directors will not be varied in consequence of the acquisition under the Parlex Agreement.

The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the independent reporting accountants, PricewaterhouseCoopers AG, Certified Public Accountants, Switzerland.



PricewaterhouseCoopers AG
Hallerstrasse 10
Postfach
3001 Bern

27 January 2006

The Directors
Johnson Electric Holdings Limited

Dear Sirs,

We set out below our report on the consolidated financial information relating to Saia-Burgess Electronics Holding AG ("Saia-Burgess") and its subsidiaries (hereinafter collectively referred to as the "Saia-Burgess Group") for each of the three years ended 31 December 2002, 2003 and 2004 and the nine months ended 30 September 2004 and 2005 (the "Relevant Periods") for inclusion in the circular of Johnson Electric Holdings Limited (the "Company") dated 27 January 2006 (the "Circular") in connection with the public tender offer of the entire issued share capital (other than Treasury Shares) of Saia-Burgess by Gatebrook Limited ("Gatebrook"), a wholly owned subsidiary of the Company (the "Acquisition").

Saia-Burgess was incorporated in Switzerland in 1989 with limited liability under the Swiss Code of Obligation of Switzerland. As at the date of this report, Saia-Burgess has direct and indirect interests in the subsidiaries as set out in Section II – Note 1.1 below.

Saia-Burgess and its subsidiaries and associates adopted 31 December as their financial year end date.

The consolidated financial statements of the Saia-Burgess Group, prepared under International Financial Reporting Standards ("IFRS"), for the year ended 31 December 2002 were audited by Ernst & Young Ltd, Switzerland. We have audited the consolidated financial statements of the Saia-Burgess Group, prepared under IFRS, for each of the two years ended 31 December 2003 and 2004.

We have examined the audited consolidated financial statements or, where appropriate, the unaudited consolidated management accounts of the Saia-Burgess Group for each of the three years ended 31 December 2002, 2003 and 2004 and for the nine months ended 30 September 2005, and have carried out such additional procedures as are necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

We have reviewed the financial information of the Saia-Burgess Group for the nine months ended 30 September 2004 in accordance with Statement on Auditing Standards 700 "Engagements to review interim financial reports" issued by the HKICPA. A review consists principally of making enquiries of the Saia-Burgess Group management and applying analytical procedures to the financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information for the nine months ended 30 September 2004.

The financial information as set out in Section I to III below ("the Financial Information") has been prepared based on the audited consolidated financial statements or, where appropriate, unaudited consolidated management accounts of the Saia-Burgess Group after making such adjustments as are appropriate. The directors of Saia-Burgess at the Relevant Periods, are responsible for preparing the consolidated financial statements of the Saia-Burgess Group which give a true and fair view. In preparing these financial statements, it is fundamental that appropriate accounting policies are selected and applied consistently.

The directors of the Company are responsible for the Financial Information. It is our responsibility to form an independent opinion, based on our examination and review, on the Financial Information and to report our opinion.

In our opinion, the Financial Information, for the sole purpose of this report, gives a true and fair view of the consolidated state of affairs of the Saia-Burgess Group and the state of affairs of Saia-Burgess standing alone as at 31 December 2002, 2003 and 2004 and 30 September 2005, and of the results and cash flows of the Saia-Burgess Group for the year/period then ended.

Moreover, on the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to financial information for the nine months ended 30 September 2004.

I. FINANCIAL INFORMATION OF THE SAIA-BURGESS GROUP

1. Consolidated Income Statements

	Notes	Year ended 31 December 2002 CHF'000	2003 CHF'000	2004 CHF'000	Nine months ended 30 September 2004 CHF'000 (Unaudited)	2005 CHF'000
Sales	3.1	468,874	490,248	568,350	425,612	463,374
Cost of sales	3.7	(339,565)	(357,055)	(412,983)	(306,176)	(355,558)
Gross profit	3.1	129,309	133,193	155,367	119,436	107,816
Sales and marketing	3.7	(39,935)	(39,424)	(41,499)	(31,276)	(34,757)
Research and development	3.7	(26,845)	(28,240)	(31,182)	(23,130)	(25,794)
Administration/other operating expenses	3.7	(28,689)	(32,408)	(40,918)	(32,266)	(33,855)
Total operating expenses		(95,469)	(100,072)	(113,599)	(86,672)	(94,406)
Operating profit		33,840	33,121	41,768	32,764	13,410
Share of profit/(loss) of associates, net	3.5	430	(756)	(453)	(337)	(4,271)
Finance expense, net	3.6	(2,335)	(2,957)	(4,200)	(2,899)	(3,195)
Profit before income tax		31,935	29,408	37,115	29,528	5,944
Income taxes	3.8	(8,733)	(7,707)	(9,951)	(7,903)	(10,820)
Profit/(loss) attributable to equity holders of Saia-Burgess		23,202	21,701	27,164	21,625	(4,876)
Dividends	3.9	6,066	6,132	7,663	-	-
Earnings/(loss) per share (in CHF)	4.5					
Basic		38.16	35.72	44.45	35.37	(7.95)
Diluted		38.13	35.63	43.96	35.01	N/A

2. Consolidated Balance Sheets

	Notes	As at 31 December 2002 CHF'000	2003 CHF'000	2004 CHF'000	As at 30 September 2005 CHF'000
Assets					
Cash and cash equivalents		23,162	23,489	22,099	18,483
Trade receivables	2.1	63,743	70,775	85,929	100,549
Other receivables and prepayments	2.2	15,535	17,632	12,245	46,913
Inventories	2.3	51,575	57,812	78,531	81,158
Current assets		154,015	169,708	198,804	247,103
Derivative financial instruments	4.1	–	–	353	668
Property, plant and equipment	2.4	127,087	129,794	147,362	149,878
Deferred tax assets	3.8	7,693	7,459	7,243	9,149
Intangible assets	2.5	61,172	54,748	58,500	65,794
Investments in associates	2.7	9,217	6,631	6,502	2,079
Non-current assets		205,169	198,632	219,960	227,568
Total assets		359,184	368,340	418,764	474,671
Liabilities and shareholders' equity					
Borrowings	2.10	54,304	59,484	51,772	89,030
Trade payables	2.8	44,430	53,464	63,348	57,769
Other payables and accruals	2.9	32,274	36,517	36,617	56,754
Tax liabilities		1,828	4,498	6,890	12,632
Current liabilities		132,836	153,963	158,627	216,185
Borrowings	2.10	75,988	48,237	78,834	76,086
Provisions	2.11	6,758	8,518	9,499	18,004
Deferred tax liabilities	3.8	21,174	19,944	15,382	14,223
Non-current liabilities		103,920	76,699	103,715	108,313
Total liabilities		236,756	230,662	262,342	324,498
Share capital	2.12	30,538	30,538	30,673	30,798
Reserves		91,890	107,140	125,749	119,375
Total shareholders' equity		122,428	137,678	156,422	150,173
Total liabilities and shareholders' equity		359,184	368,340	418,764	474,671
Net current assets		21,179	15,745	40,177	30,918
Total assets less current liabilities		226,348	214,377	260,137	258,486

3. Balance sheets of Saia-Burgess, standing alone

			As at 31 December		As at 30 September
		2002	2003	2004	2005
	Notes	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*
Assets					
Cash and cash equivalents		274	12	616	1,520
Other receivables and prepayments		1,206	19	15	–
Amounts due from subsidiaries	*4.9.1*	701	318	382	572
Loans to subsidiaries	*4.9.1*	45,994	50,914	35,757	40,897
Current assets		48,175	51,263	36,770	42,989
Investment in subsidiaries	*4.9.1*	30,157	34,006	48,182	48,202
Investment in associates	*4.9.2*	6,697	5,937	5,685	1,397
Non-current assets		36,854	39,943	53,867	49,599
Total assets		85,029	91,206	90,637	92,588
Liabilities and shareholders' equity					
Other payable and accruals		390	3,007	602	613
Tax liabilities		(68)	11	–	–
Current liabilities		322	3,018	602	613
Loans from subsidiaries	*4.9.1*	5,148	6,348	1,899	3,331
Total liabilities		5,470	9,366	2,501	3,944
Share capital	*4.9.3*	30,538	30,538	30,673	30,798
Reserves	*4.9.3*	49,021	51,302	57,463	57,846
Total shareholders' equity		79,559	81,840	88,136	88,644
Total liabilities and shareholders' equity		85,029	91,206	90,637	92,588
Net current assets		47,853	48,245	36,168	42,376
Total assets less current liabilities		84,707	88,188	90,035	91,975

4. Consolidated Statements of Shareholders' Equity

	Total share capital CHF'000	Share premium CHF'000	Treasury shares CHF'000	Fair value reserves CHF'000	Exchange reserve CHF'000	Retained earnings CHF'000	Total reserves CHF'000	Total shareholders' equity CHF'000
Balance as of 1 January 2002	30,538	36,107	(602)	20,858	(4,339)	31,431	83,455	113,993
Depreciation on building revaluation	-	-	-	(401)	-	401	-	-
Currency translation adjustments	-	-	-	-	(7,680)	-	(7,680)	(7,680)
Income/(expense) recognized directly in equity	-	-	-	(401)	(7,680)	401	(7,680)	(7,680)
Profit attributable to equity holders of Saia-Burgess 2002	-	-	-	-	-	23,202	23,202	23,202
Total income recognized in 2002	-	-	-	(401)	(7,680)	23,603	15,522	15,522
Net purchase and sale of treasury shares	-	-	(620)	-	-	(359)	(979)	(979)
Dividend	-	-	-	-	-	(6,108)	(6,108)	(6,108)
Balance as of 31 December 2002	30,538	36,107	(1,222)	20,457	(12,019)	48,567	91,890	122,428
Depreciation on building revaluation	-	-	-	(401)	-	401	-	-
Currency translation adjustments	-	-	-	-	(830)	-	(830)	(830)
Income/(expense) recognized directly in equity	-	-	-	(401)	(830)	401	(830)	(830)
Profit attributable to equity holders of Saia-Burgess 2003	-	-	-	-	-	21,701	21,701	21,701
Total income recognized in 2003	-	-	-	(401)	(830)	22,102	20,871	20,871
Net purchase and sale of treasury shares	-	-	318	-	-	-	318	318
Share based compensation	-	127	-	-	-	-	127	127
Dividend	-	-	-	-	-	(6,066)	(6,066)	(6,066)
Balance as of 31 December 2003	30,538	36,234	(904)	20,056	(12,849)	64,603	107,140	137,678

	Total share capital CHF'000	Share premium CHF'000	Treasury shares CHF'000	Fair value reserves CHF'000	Exchange reserve CHF'000	Retained earnings CHF'000	Total reserves CHF'000	Total shareholders' equity CHF'000
Depreciation on building revaluation	-	-	-	(401)	-	401	-	-
Currency translation adjustment	-	-	-	-	(2,132)	-	(2,132)	(2,132)
Income/(expense) recognized directly in equity	-	-	-	(401)	(2,132)	401	(2,132)	(2,132)
Profit attributable to equity holders of Saia-Burgess 2004	-	-	-	-	-	27,164	27,164	27,164
Total income recognized 2004	-	-	-	(401)	(2,132)	27,565	25,032	25,032
Capital increase	135	838	-	-	-	-	838	973
Share based compensation	-	400	-	-	-	-	400	400
Net purchase and sale of treasury shares	-	-	(1,434)	-	-	(95)	(1,529)	(1,529)
Dividend	-	-	-	-	-	(6,132)	(6,132)	(6,132)
Balance as of 31 December 2004	30,673	37,472	(2,338)	19,655	(14,981)	85,941	125,749	156,422
Unaudited								
Balance as of 1 January 2004	30,538	36,234	(904)	20,056	(12,849)	64,603	107,140	137,678
Depreciation on building revaluation	-	-	-	(301)	-	301	-	-
Currency translation adjustment	-	-	-	-	446	-	446	446
Income/(expense) recognized directly in equity	-	-	-	(301)	446	301	446	446
Profit attributable to equity holders of Saia-Burgess for the nine months ended 30 September 2004	-	-	-	-	-	21,625	21,625	21,625
Total income recognized for the nine months ended 30 September 2004	-	-	-	(301)	446	21,926	22,071	22,071
Capital increase	135	837	-	-	-	-	837	972
Share based compensation	-	281	-	-	-	-	281	281
Net purchase and sale of treasury shares	-	-	152	-	-	(80)	72	72
Dividend	-	-	-	-	-	(6,132)	(6,132)	(6,132)
Balance as of 30 September 2004 (unaudited)	30,673	37,352	(752)	19,755	(12,403)	80,317	124,269	154,942

	Total share capital CHF'000	Share premium CHF'000	Treasury shares CHF'000	Fair value reserves CHF'000	Exchange reserve CHF'000	Retained earnings CHF'000	Total reserves CHF'000	Total shareholders' equity CHF'000
Balance as of 1 January 2005	30,673	37,472	(2,338)	19,655	(14,981)	85,941	125,749	156,422
Depreciation on building revaluation	-	-	-	(301)	-	301	-	-
Currency translation adjustment	-	-	-	-	3,494	-	3,494	3,494
Income/(expense) recognized directly in equity	-	-	-	(301)	3,494	301	3,494	3,494
Loss attributable to equity holders of Saia-Burgess for the nine months ended 30 September 2005	-	-	-	-	-	(4,876)	(4,876)	(4,876)
Total loss recognized for the nine months ended 30 September 2005	-	-	-	(301)	3,494	(4,575)	(1,382)	(1,382)
Capital increase	125	1,500	-	-	-	-	1,500	1,625
Share based compensation	-	488	-	-	-	-	488	488
Net purchase and sale of treasury shares	-	-	2,052	-	-	(1,369)	683	683
Dividend	-	-	-	-	-	(7,663)	(7,663)	(7,663)
Balance as of 30 September 2005	30,798	39,460	(286)	19,354	(11,487)	72,334	119,375	150,173

5. Consolidated Cash Flow Statements

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000* (Unaudited)	*CHF'000*
Profit before income tax	31,935	29,408	37,115	29,528	5,944
Depreciation of tangible fixed assets	23,755	23,408	25,630	18,049	21,883
Amortisation of intangible assets	4,669	4,653	4,887	3,607	217
Share of (profits)/losses of associates	(430)	756	453	337	4,271
Share based compensation	–	127	400	281	488
Increase in long-term provisions	205	1,447	559	777	8,347
Exchange gains	(3,134)	(719)	(981)	(1,312)	(1,466)
Finance expense, net	5,868	4,405	4,767	3,071	4,589
Operating cash flow before working capital changes	62,868	63,485	72,830	54,338	44,273
Increase of trade receivables	(1,656)	(5,205)	(6,752)	(16,375)	(11,285)
(Increase)/decrease in other current assets	(4,883)	(2,588)	5,647	14	(8,090)
Increase of inventories	(1,054)	(5,061)	(17,631)	(12,583)	(37)
Increase/(decrease) of trade payables	4,447	8,492	6,463	5,140	(8,148)
Increase of other current liabilities	2,936	1,001	584	6,008	18,169
Cash generated from operations	62,658	60,124	61,141	36,542	34,882
Interest paid	(5,896)	(4,404)	(4,764)	(2,450)	(3,517)
Income taxes paid	(13,886)	(6,463)	(9,357)	(5,479)	(7,879)
Cash flow from operating activities	42,876	49,257	47,020	28,613	23,486
Purchase of property, plant and equipment	(20,907)	(23,943)	(29,296)	(17,970)	(19,707)
Proceeds from disposals of property, plant and equipment	456	107	1,545	972	256
Dividends received from associates	256	929	402	408	779
Cash used for acquisitions	(3,955)	(4,695)	(43,939)	(43,946)	(27,978)
Proceeds from divestments	–	1,273	–	–	–
Cash flow from investing activities	(24,150)	(26,329)	(71,288)	(60,536)	(46,650)

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*
				(Unaudited)	
Purchase of treasury shares	(1,421)	(191)	(3,805)	(1,459)	(3,448)
Proceeds from sale of treasury shares	801	509	3,253	2,503	5,756
Dividends paid	(6,108)	(6,066)	(6,132)	(6,132)	(7,663)
Purchase of financial asset	–	–	(537)	–	–
Proceeds from borrowings	9,206	329	123,495	114,297	37,771
Repayments of borrowings	(14,659)	(17,453)	(92,801)	(79,803)	(13,657)
Cash flow from financing activities	(12,181)	(22,872)	23,473	29,406	18,759
Effect of foreign currency translation	(913)	271	(595)	16	789
Net increase/(decrease) in cash and cash equivalents	5,632	327	(1,390)	(2,501)	(3,616)
Cash and cash equivalents at beginning of the year/period	17,530	23,162	23,489	23,489	22,099
Cash and cash equivalents at end of the year/period	23,162	23,489	22,099	20,988	18,483

II. NOTES TO THE FINANCIAL INFORMATION OF THE SAIA-BURGESS GROUP

1.1. General information and basis of presentation

Saia-Burgess with headquarters in Switzerland and its subsidiaries focus on expanding segments of the automotive, industrial and infrastructure automation markets. As a supplier, its core competency is the development of innovative solutions that integrate software, electronic and electromechanical technologies. The Saia-Burgess Group manufactures switches, actuators, electronic products and electronic controllers in Europe, America, Africa and Asia. Products are sold through its world-wide sales organisations.

Saia-Burgess is a limited liability company incorporated in Switzerland. The address of its registered office is Bahnhofstrass 18, CH-3280 Murten, Switzerland.

On 11 May 1998, the shares of Saia-Burgess were offered to the public and became quoted on the SWX Swiss Exchange.

On 26 August 2005, the Company made a public tender offer (the "Offer"), through Gatebrook, to acquire the entire issued share capital (other than the treasury shares) of Saia-Burgess. On 17 November 2005, the conditions to the Offer had been fulfilled and the Acquisition completed in accordance with the terms of the Offer.

At the date of this report, Saia-Burgess has direct and indirect interests in the following principal subsidiaries and associates:

List of principal subsidiaries and associates

Company name	Place of operation	Interest held	Place and date of incorporation/ establishment	Kind of legal entity (e.g. Ltd.)	Particular of issued share capital (Amount)	No. of shares issued	Principal activities (e.g. Production/ sales)
Subsidiaries							
Saia-Burgess Electronics Holding AG	Switzerland	100%	Murten, 26 June 1997	Ltd	32,160,000	643,200	Holding
Saia-Burgess Murten AG	Switzerland	100%	Murten, 20 November 1986	Ltd	CHF5,000,000	5,000	R&D, Production, Sales
Saia-Burgess Controls AG	Switzerland	100%	Murten, 5 July 2000	Ltd	100,000	100	Production
Saia-Burgess Cetronic AG	Switzerland	100%	Kirchberg, 23 May 1982	Ltd	700,000	700	Sales
Saia-Burgess Gateshead Ltd.	UK	100%	England, 21 July 1967	Limited Company	GBP7,000,100	7,000,100	Production
Saia-Burgess Oldenburg GmbH & Co. KG	Germany	100%	Oldenburg, 5 July 1996	Limited Partnership	EUR15,338,800	100%	Production
Saia-Burgess Dresden GmbH	Germany	100%	Hamburg/Germany, 25 June 1991	GmbH	EUR25,600	1	R&D/Production
Saia-Burgess Halver GmbH & Co. KG	Germany	100%	Schalksmühle, 6 October 1970	Limited Partnership	EUR1,022,600	1	Production
Saia-Burgess Deutschland GmbH	Germany	100%	Velbert, 14 July 1997	Ltd	EUR511,300	1	Sales
Saia-Burgess Industry Sp.zo.o., PL	Poland	100%	Katowice, 25 January 2005	Sp.zo.o	PLN364,145.25	417	Production
Saia-Burgess Poland Sp.zo.o.	Poland	100%	Katowice, 20 July 2005	Sp.zo.o	PLN50,000	100	Production
Saia-Burgess Paris Sarl	France	100%	Gennevilliers, 23 March 1989	SARL	EUR2,000,000	125,000	Sales
Saia-Burgess Milano Srl	Italy	100%	Codogno (Lodi), 13 May 1996	Ltd	EUR3,700,000	NA (freely divisible)	Sales
Saia-Burgess Österreich GmbH	Austria	100%	Salzburg, 25 March 1991	GmbH	EUR40,000	non	Sales
Saia-Burgess Benelux B.V.	Netherlands	100%	Gouda, 15 March 1995	B.V.	EUR675,000	15,000*EUR45	Sales
Saia-Burgess Controls Kft	Hungary	100%	21 September 1993	Ltd	HUF5,000,000		Sales
Saia-Burgess Hatvan Kft	Hungary	100%	Eger, 11 October 2003	Ltd	HUF30,000,000	1	Production
Saia-Burgess Ózd Kft	Hungary	100%	Ózd, 10 July 1990	Ltd	HUF16,470,000	1	Production
Saia-Burgess Monastir C.S.	Tunisia	100%	Monastir, 27 April 1972	Limited Partnership	TND20,000	1,000	Production
Saia-Burgess USA Inc.	USA	100%	State of Illinois, Mar 1980	Corp	US1,000	1,000	Sales
Saia-Burgess Inc., Vandalia	USA	100%	State of Delaware, Dec 2000	Corp	US50	5,000	Production
Saia-Burgess Automotive Inc., Cary	USA	100%	Delaware USA, 12 March 1974	Corporation	USD1,000,000	2,000	Design/ Production/Sales
Saia-Burgess Automotive Actuators Inc., Spring field (formerly CEI Ltd)	USA	100%	State of TN, 20 April 1988	Corporation	USD8,000,000 common stock USD13,630,814 Paid in Capital	300,000	Production/ Design/Sales
Saia-Burgess Canada Co. Inc.	Canada	100%	Toronto, Canada, March 1963	Corp	CAND$80,000	80,000	Sales/Distribution
Saia-Burgess Guangzhou Ltd	PRC	100%	Guangzhou China, Dec 2002	Ltd	USD2,350,000		Production
Saia-Burgess (HK) Ltd	Hong Kong	100%	Hong Kong, 18 March 1993	Ltd	HKD20	2	Trading

Company name	Place of operation	Interest held	Place and date of incorporation/ establishment	Kind of legal entity (e.g. Ltd.)	Particular of issued share capital (Amount)	No. of shares issued	Principal activities (e.g. Production/ sales)
Associates							
MicroChemical Systems SA (MiCS)	Switzerland	35%	Corcelles, 26 June 1998	Ltd	6,670,182	1,693,308	Production
IP-Trading Ges.m.b.H.	Austria	49%	Wien, 24 October 2000	Ges.m.b.H.	EUR35,000	non	Trading
Burgess Defond Ltd	Hong Kong	25%	Hong Kong, 11 May 1993	Ltd	HKD100,000	100,000	Production
Shenzhen SMART Micromotor Co Ltd (SMART)	PRC	49%	Shenzhen China, 28 September 1998	Ltd	RMB17,388,000	49%	Production

1.2. Summary of significant accounting policies

The Financial Information of the Saia-Burgess Group has been prepared in accordance with IFRS. The Financial Information is prepared under the historical cost convention, as modified by the revaluation of land and buildings and derivative financial instruments at fair value through profit or loss, which are carried at fair value.

The preparation of Financial Information in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Saia-Burgess' accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Financial Information, are disclosed in Note 1.4.

In 2005, the Saia-Burgess Group adopted all new and revised IFRS Standards and interpretations effective 1 January 2005. The adoption of IFRS 2 Share-based Payments, IFRS 3 Business Combinations that requires simultaneous adoption with IAS 36 (revised 2004) Impairment of Assets and IAS 38 (revised 2004) Intangible Assets, and IAS 21 (revised 2003) The Effects of Changes in Foreign Exchange Rates resulted in substantial changes to the Saia-Burgess Group's accounting policies. The 2002, 2003 and 2004 financial statements have been amended as required in accordance with the transitional provisions in the respective standards.

IFRS 2

The Saia-Burgess Group operates an equity-settled, share-based compensation plan.

IFRS 2 requires an entity to reflect in its financial statements effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. The adoption of IFRS 2 has resulted in a change in accounting policy for share-based payments. Up to 31 December 2004, no expense was recognised in the Saia-Burgess Group's consolidated financial statements. Starting 1 January 2005, the fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed for all equity instruments granted after 7 November 2002, and not vested at 1 January 2005, are charged to income statement over the relevant vesting periods.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004)

The adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until 31 December 2004, goodwill was:

- amortised on a straight line basis over a period ranging from 5 to 20 years.
- assessed for an indication of impairment at each balance sheet date.

In accordance with IFRS 3

- the Group ceased amortisation of goodwill from 1 January 2005.
- accumulated amortisation as of 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill.
- from the year commencing 1 January 2005, goodwill is tested annually for impairment as well as when there are indications of impairment.

For acquisitions after 31 March 2004, the Group had already applied IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) in accordance with the transitional provision in IFRS 3.

This requirement applies to goodwill presented in the Group's consolidated balance sheet and to goodwill embedded in the equity accounting for associates.

IAS 21 (revised 2003)

According to IAS 21 (revised 2003), goodwill shall be expressed in the functional currency of the foreign operation acquired and be translated at closing exchange rates. The Group has applied this principle to all goodwill positions as of 1 January 2005. The change in accounting policy led to a reduction of goodwill and equity in the balance sheet. The new standard has been applied retrospectively; as a result, prior year comparative numbers have been restated.

The adoption of IFRS 2, IFRS 3, IAS 36 (revised 2004), IAS 38 (revised 2004) and IAS 21 (revised 2003) resulted in the following financial impact to the respective years/periods.

Increase/(decrease) in expense	Year ended 31 December			Nine months ended 30 September
	2002	2003	2004	2004
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000* *(Unaudited)*
IFRS 2				
Administration/other operating expenses	–	127	400	281
IAS 21				
Administration/other operating expenses	(274)	(1,042)	(1,218)	(883)

Increase/(decrease) in balance sheet items	As at 31 December		
	2002	2003	2004
IFRS 2			
Reserves and retained earnings	–	(127)	(400)
IAS 21			
Intangible assets	(16,935)	(21,557)	(25,614)
Reserves and retained earnings	(16,935)	(21,557)	(25,614)

At the date of this report, the Saia-Burgess Group has not early adopted the following Standards and intepretations which have been issued and applicable to the Saia-Burgess Group but are not yet effective:

- *IAS 19 (Amendment), Employee Benefits* (effective 1 January 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the financial statements. The Group will apply this amendment from annual periods beginning 1 January 2006.

- *IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions* (effective 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the Saia-Burgess Group's operations, as the Saia-Burgess Group does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements in the Relevant Periods.

- *IAS 39 (Amendment), The Fair Value Option* (effective 1 January 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment should not have a significant impact on the classification of financial instruments, as the Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss. The Group will apply this amendment from annual periods beginning 1 January 2006.

- *IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts* (effective 1 January 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded that it is not relevant to the Saia-Burgess Group.

- *IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources* (effective 1 January 2006). These amendments are not relevant to the Saia-Burgess Group's operations as the Saia-Burgess Group is not a first-time adopter of IFRS and does not carry out exploration for and evaluation of mineral resources.

- *IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures* (effective 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Saia-Burgess Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Saia-Burgess Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

- *IFRIC 4, Determining whether an Arrangement contains a Lease* (effective 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether, (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the Saia-Burgess Group's operations.

- IFRIC 5, *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds* (effective 1 January 2006). IFRIC 5 is not relevant to the Saia-Burgess Group's operations.

- *IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment* (effective 1 December 2005). IFRIC 6 is not relevant to the Saia-Burgess Group's operations.

1.2.1. Consolidation

The Financial Information includes the financial statements of Saia-Burgess and all its subsidiaries.

a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Saia-Burgess Group has the power to govern the financial and operating policies generally

accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Saia-Burgess Group controls another entity.

The Financial Information of the Saia-Burgess Group is based on uniform, generally accepted accounting principles applicable for all Saia-Burgess Group companies. Balance sheets and income statements of subsidiaries are consolidated from the date on which control is transferred to the Saia-Burgess Group and no longer consolidated from the date that control ceases.

The purchase method of accounting is used for acquired subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of cost of acquisition over the fair value of the Saia-Burgess Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisitions is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

All inter-company balances, transactions and inter-company profits are eliminated on consolidation.

The Saia-Burgess Group's principal subsidiaries are listed out in Section II – note 1.1 of the report.

In the unconsolidated financial statements of the holding company, investments in subsidiaries are carried at cost less any impairment in value.

b) Associates

The Saia-Burgess Group's investments in its associates are accounted for under the equity method of accounting. These are entities over which the Saia-Burgess Group has significant influence (generally 20% to 50% voting interest) and which are neither subsidiaries nor joint ventures of the Saia-Burgess Group. The investments in associates are initially recognize at cost and are subsequently carried in the balance sheet at cost plus post-acquisition changes in the Saia-Burgess Group's share of net assets of the associates, less any impairment in value. The income statement reflects the Saia-Burgess Group's share of the results of operations of the associates. The Saia-Burgess Group's investment in its associates includes goodwill (net of accumulated amortisation) on acquisition, which is treated in accordance with the accounting policy for goodwill stated below.

The Saia-Burgess Group's principal associates are set out in Section II-note 1.1 of this report.

In the unconsolidated financial statements of the holding company, investment in associates are carried at cost less any impairment in value. The results of associates are accounted for by Saia-Burgess on the basis of dividend received and receivable.

1.2.2. Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

The Saia-Burgess Group's primary format for reporting segment information is the business segment. For management purposes the Saia-Burgess Group is organised into the three operating divisions, Automotive, Industry and Controls, based on the types of customers. The divisions are the basis on which the Saia-Burgess Group reports its primary segment information.

The Saia-Burgess Group's secondary format for reporting segment information is geographical segments. The geographical segments reflect the principal geographical areas of the divisional operations.

1.2.3. *Foreign currency translation*

a) Functional and presentation currency

Items included in the Financial Information of each of the Saia-Burgess Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The Financial Information of Saia-Burgess Group is presented in Swiss Francs, which is the functional and presentation currency of Saia-Burgess.

b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

c) Saia-Burgess Group companies

Income statements and cash flows of consolidated companies are translated into the Saia-Burgess Group's reporting currency at average exchange rates for the year/period and their balance sheets are translated at the exchange rates ruling on period end dates. Exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

1.2.4 *Cash and cash equivalents*

Cash and cash equivalents consist of cash on hand and bank account balances. Bank overdrafts are shown within current borrowings.

1.2.5. Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortized costs using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Saia-Burgess Group will not be able to collect all amounts due according to the original terms relating to the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

1.2.6. *Inventories*

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out ("FIFO") method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Work-in-progress is valued according to the extent of manufacture.

1.2.7. Property, plant and equipment

Land and buildings comprise mainly factories and offices. Land and buildings are shown at fair value, based on periodic valuations by external independent valuers, less subsequent depreciation for buildings. Valuation updates are obtained every 3 to 5 years. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. All other property, plant and equipment is stated at historical cost less depreciation and impairment loss. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Increases in the carrying amount arising on revaluation of land and buildings are credited to fair value reserves in shareholders' equity. Decreases that offset previous increases of the same asset are charged against fair value reserves directly in equity. All other decreases are charged to the income statement. Each year the difference between depreciation based on the revalued carrying amount of the asset charged to the income statement and depreciation based on the asset's original cost is transferred from fair value reserve to retained earnings.

Freehold land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lifes.

The estimated useful life for depreciation purposes is:

Buildings	40 – 50 years
Machinery and tooling	3 to 10 years
Furniture and vehicles	3 to 10 years

The following aspects are taken into consideration when determining the useful life of fixed assets:

- the physical lifespan;
- Saia-Burgess' replacement policy;
- market or technical obsolescence;
- contractual or legal restrictions.

1.2.8. Intangible assets

a) Intangible assets with indefinite useful life

Goodwill represents the excess of the cost of an acquisition over the fair value of the Saia-Burgess Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates.

Goodwill on investments acquired before 31 March 2004:

Until 31 December 2004, goodwill in relation to investments acquired on or before 31 March 2004 was amortized on a straight line basis over a period ranging from 5 to 20 years and assessed for an indication of impairment at each balance sheet date.

In accordance with IFRS 3:

- the Saia-Burgess Group ceased amortisation of goodwill from 1 January 2005
- accumulated amortisation as of 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill
- from the year ended 31 December 2004 onwards, goodwill is tested annually for impairment as well as when there are indications of impairment.

Goodwill on investments acquired after 31 March 2004:

For acquisitions after 31 March 2004, the Saia-Burgess Group had already applied IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) in accordance with the transitional provision in IFRS 3.

This requirement applies to goodwill presented in the Saia-Burgess Group's consolidated balance sheet and to goodwill embedded in the equity accounting for associates.

Goodwill is tested annually for impairment as well as when there are indications of impairment.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Saia-Burgess Group's investment in the three operating divisions reported as primary reporting segments.

b) Identifiable intangible assets with finite useful life

Customer lists, order books and patents are shown at historical cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost over the estimated useful life.

The estimated useful life for depreciation purposes is:

Customers lists	5 years
Order backlogs	1 year
Patents	10 years

c) Research and development expenditure

Research and development expenditure is capitalized if the criteria for its recognition as stated in IAS 36 are met and recognised as an expense as incurred if they are not.

1.2.9. Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested at least annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

1.2.10. Borrowings

Borrowings are recognised initially at the fair value of the consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings.

1.2.11. Income taxes

Income taxes payable on the taxable profits of the individual companies are fully provided for in accordance with the tax regulations in force in the respective countries.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial Information. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are only recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Tax loss carry-forwards are only reported as deferred tax assets when it can be reasonably assumed that future taxable income will be sufficient to secure tax advantage by offsetting losses.

1.2.12. Provisions

Provisions are recognised when the Saia-Burgess Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

Where the Saia-Burgess Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

1.2.13. Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Treasury shares are deducted from equity at the consideration paid until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued the shares are disposed at average cost and any surplus or deficit on disposal is included in retained earnings.

1.2.14. Dividends

Dividends are recorded in the period in which they are approved by Saia-Burgess's shareholders.

1.2.15. Employee benefits

a) Pension obligations

Saia-Burgess Group companies operate various pension schemes in accordance with the local conditions and practices in the countries in which they operate. These schemes are generally funded through payments to insurance companies or trustee-administrated funds, determined by periodic actuarial calculations. The Saia-Burgess Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Saia-Burgess Group pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated with sufficient regularity by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets. These gains or losses are recognised over the expected average remaining working life of the employees participating in the plans.

For defined contribution plans, the Saia-Burgess Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Saia-Burgess Group has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

b) Bonus plans

The Saia-Burgess Group recognises a liability and an expense for bonuses based on a formula that takes into consideration the profit of the year after certain defined adjustments.

c) Share-based compensation

The Saia-Burgess Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

1.2.16. Revenue recognition

Revenue comprises the invoiced value of sales of goods and services, net of value-added tax, rebates and after elimination of sales within the Saia-Burgess Group. Revenue is recognised as follows:

a) Sales of goods are recognised when a Saia-Burgess Group entity has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured.

b) Royalty income is recognised on an accrual basis in accordance with the substance of the relevant agreements.

1.2.17. Leases

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. Finance leases are recognised as assets and liabilities in the balance sheet at net present value of the minimum lease payments, which approximate the fair value of the leased assets at the inception of the lease. A finance lease gives rise to depreciation expense for depreciable assets as well as finance expense for each accounting period. Assets are depreciated over the shorter of the useful life or the lease term.

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

1.3. Financial Risk Management

1.3.1. Financial risk factors

The Saia-Burgess Group's activities expose it to a variety of financial risks:

- market risk (including currency risk, fair value interest risk and price risk)
- credit risk
- liquidity risk
- cash flow interest-rate risk.

The Saia-Burgess Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Saia-Burgess Group's financial performance. The Saia-Burgess Group uses derivative financial instruments to hedge certain risk exposures in accordance with the Saia-Burgess Group's risk policy.

The Saia-Burgess Group's financial risk management policy defines an appropriate balance between business risks entered into, resulting profits and the potential effects on shareholders' equity. Operating units manage financial risks within defined limits. The objective is to reduce financial risks by balancing the cost of hedging against the amounts at risk.

a) Foreign exchange risk

The Saia-Burgess Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Euro, US Dollars and Pound Sterling. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Saia-Burgess Group use forward contracts following prior consultation with Saia-Burgess Group Treasury. Foreign exchange risk arises when future commercial transactions, recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

b) Price risk

Price changes in commodities can affect the Saia-Burgess Group's results.

c) Credit risk

The Saia-Burgess Group has no significant concentrations of credit risk. It continually monitors receivables and assesses the credit worthiness of new customers to manage exposure to credit risk. Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions.

d) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

e) Cash flow and fair value interest rate risk

As the Saia-Burgess Group has no significant interest bearing assets, the Saia-Burgess Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Saia-Burgess Group's interest-rate risk arises from borrowings issued at variable rates. The Saia-Burgess Group manages its cash flow interest-rate risk by using interest rate derivatives. Such interest-rate derivatives have the economic effect of converting borrowings from floating rates to fixed or capped rates. Derivatives are used depending on the Saia-Burgess Group's assessment of market conditions.

1.3.2. Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Generally the Saia-Burgess Group uses derivative instruments that do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

1.3.3. Fair value estimation

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Saia-Burgess Group uses a variety of methods (e.g. discounted cash flows) and makes assumptions that are based on market conditions existing at each balance sheet date.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Saia-Burgess Group for similar financial instruments.

1.4. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Saia-Burgess Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

a) Income taxes

The Saia-Burgess Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes. There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Saia-Burgess Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

b) Estimated impairment of goodwill

The Saia-Burgess Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1.2.9. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

c) Pension fund accrual

The determination of the liability and expense for pension benefits is dependent on the selection of assumptions, which attempt to anticipate future events, used by Saia-Burgess Group's actuary to calculate such amounts. Those assumptions include the discount rate, expected long-term rate of return on plan assets and rates of increase in future compensation levels.

2. Notes to the consolidated balance sheets

2.1. Trade receivables

	As at 31 December			As at 30 September
	2002	**2003**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Trade receivables	65,750	73,022	89,386	106,704
Provision for doubtful accounts	(2,007)	(2,247)	(3,457)	(6,155)
Total	63,743	70,775	85,929	100,549

There is no concentration of credit risk as the Saia-Burgess Group has a large number of customers, internationally dispersed.

The Saia-Burgess Group normally grants credit period ranging from 10 to 150 days to its trade customers.

The aging analysis of trade receivables were as follow:

	As at 31 December			As at 30 September
	2002	**2003**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
0-30 days	32,196	35,675	39,730	53,361
31-60 days	16,537	19,165	28,002	26,423
61-90 days	9,764	10,497	12,608	14,130
Over 90 days	5,246	5,438	5,589	6,635
	63,743	70,775	85,929	100,549

Details on impairment loss on trade receivables recognised were as follows:

	For the year ended 31 December			For the nine months ended 30 September	
	2002	**2003**	**2004**	**2004**	**2005**
	CHF'000	CHF'000	CHF'000	CHF'000	CHF'000
Included in:					
Sales	608	238	270	438	389
Cost of sales	240	36	102	204	279
Administration/other operating expenses	–	–	3	–	–
	848	274	375	642	668

2.2. *Other receivables and prepayments*

	As at 31 December			As at 30 September
	2002	**2003**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Other receivables	11,824	13,039	9,735	19,367
Prepayments	3,711	4,593	2,510	27,546
Total	15,535	17,632	12,245	46,913

Other receivables mainly consist of value-added taxes and other short-term tax receivables.

As of 30 September 2005, an amount of CHF 26.4 million was prepaid for the acquisition of CEI Ltd., Springfield (USA). The acquisition of CEI Ltd., Springfield (USA) was completed on 1 October 2005.

2.3. *Inventories*

	As at 31 December			As at 30 September
	2002	**2003**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Raw materials and components	31,902	35,079	50,411	57,665
Work in progress	6,433	6,787	8,070	6,348
Finished products (including purchased goods)	13,240	15,946	20,050	17,145
Total	51,575	57,812	78,531	81,158

The cost of inventories recognised as expense and included in cost of sales amounted to:

	Year ended 31 December			Nine months ended 30 September	
	2002	**2003**	**2004**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*
Cost of inventories included in cost of sales	326,990	343,872	399,272	295,105	334,287

The value of inventories is stated net of a provision for obsolete and slow-moving items.

	As at 31 December			As at 30 September
	2002	**2003**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
The provisions for respective years amounted to	5,059	6,805	7,835	12,375

2.4. *Property, plant and equipment*

	Land	Buildings	Machinery	Tooling	Others	Total property, plant and equipment
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*
Cost/revalued amount						
Balance as at 1 January 2002	11,821	70,436	117,515	61,854	30,207	291,833
Exchange differences	(233)	(1,519)	(3,365)	(1,919)	(1,070)	(8,106)
Additions from acquisition of subsidiaries	–	–	365	–	–	365
Additions 2002	77	1,144	8,486	6,484	4,385	20,576
Disposals 2002	–	–	(1,957)	(130)	(455)	(2,542)
Balance as at 31 December 2002	11,665	70,061	121,044	66,289	33,067	302,126
Exchange differences	70	511	682	1,235	326	2,824
Additions from acquisition of subsidiaries	–	–	205	305	1,348	1,858
Additions 2003	52	1,197	10,121	8,104	4,469	23,943
Disposals 2003	–	(52)	(1,931)	–	(1,555)	(3,538)
Balance as at 31 December 2003	11,787	71,717	130,121	75,933	37,655	327,213
Exchange differences	(77)	(331)	(653)	(703)	(347)	(2,111)
Additions from acquisition of subsidiaries	1,207	3,184	8,292	3,298	381	16,362
Additions 2004	–	2,327	12,389	8,532	5,802	29,050
Disposals 2004	(50)	(644)	(4,840)	(555)	(1,701)	(7,790)
Balance as at 31 December 2004	12,867	76,253	145,309	86,505	41,790	362,724
Exchange differences	278	1,200	2,740	1,540	792	6,550
Additions from acquisition of subsidiaries	–	–	1,301	–	–	1,301
Additions for the nine months ended 30 September 2005	–	2,543	8,768	5,080	3,502	19,893
Disposals for the nine months ended 30 September 2005	–	(41)	(2,905)	(2,043)	(433)	(5,422)
Balance as at 30 September 2005	13,145	79,955	155,213	91,082	45,651	385,046
Accumulated depreciation						
Balance as at 1 January 2002		24,463	70,736	41,526	20,753	157,478
Exchange differences		(296)	(1,705)	(2,044)	(580)	(4,625)
Additions 2002		1,507	10,317	7,945	3,986	23,755
Disposals 2002		–	(1,039)	(130)	(400)	(1,569)
Balance as at 31 December 2002		25,674	78,309	47,297	23,759	175,039
Exchange differences		155	942	792	364	2,253
Additions 2003		1,532	10,454	7,832	3,590	23,408
Disposals 2003		–	(1,726)	–	(1,555)	(3,281)
Balance as at 31 December 2003		27,361	87,979	55,921	26,158	197,419
Exchange differences		(127)	(400)	(776)	(255)	(1,558)
Additions 2004		1,623	12,295	7,477	4,235	25,630
Disposals 2004		(164)	(3,714)	(555)	(1,696)	(6,129)
Balance as at 31 December 2004		28,693	96,160	62,067	28,442	215,362

	Land	Buildings	Machinery	Tooling	Other	Total property, plant and equipment
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*
Exchange differences		220	1,223	1,197	457	3,097
Additions for the nine months ended 30 September 2005		1,244	10,361	6,507	3,771	21,883
Disposals for the nine months ended 30 September 2005		(29)	(3,182)	(1,114)	(849)	(5,174)
Balance as at 30 September 2005		30,128	104,562	68,657	31,821	235,168
Carrying amount						
Balance 31 December 2002	11,665	44,387	42,735	18,992	9,308	127,087
Balance 31 December 2003	11,787	44,356	42,142	20,012	11,497	129,794
Balance 31 December 2004	12,867	47,560	49,149	24,438	13,348	147,362
Balance 30 September 2005	13,145	49,827	50,651	22,425	13,830	149,878

All the Saia-Burgess Group's interest in land are located outside Hong Kong and held on freehold.

The Analysis of the cost or valuation at 31 December 2002, 2003 and 2004 and 30 September 2005 of the above assets is as follow:

	Land	Buildings	Machinery	Tooling	Other	Total property, plant and equipment
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*
At 31 December 2002						
At Cost	–	–	121,044	66,289	33,067	220,400
At valuation 2002	11,665	70,061	–	–	–	81,726
	11,665	70,061	121,044	66,289	33,067	302,126
At 31 December 2003						
At Cost	52	1,197	130,121	75,933	37,655	244,958
At valuation 2002	11,735	70,520	–	–	–	82,255
	11,787	71,717	130,121	75,933	37,655	327,213
At 31 December 2004						
At Cost	1,259	6,708	145,309	86,505	41,790	281,571
At valuation 2002	11,608	69,545	–	–	–	81,153
	12,867	76,253	145,309	86,505	41,790	362,724
At 30 September 2005						
At Cost	1,259	9,251	155,213	91,082	45,651	302,456
At valuation 2002	11,886	70,704	–	–	–	82,590
	13,145	79,955	155,213	91,082	45,651	385,046

The Saia-Burgess Group's land and buildings were revalued for the first time in 1995, then in 1999 and most recently in 2002, by independent valuers. Valuations were made on the basis of the market value.

The book values of the properties were adjusted to the revaluations and the resultant surplus net of deferred income taxes was credited to fair value reserves in shareholders' equity as shown in the consolidated statement of shareholder's equity.

Included in machinery as of 30 September 2005 is a finance lease of CHF 0.4 million (31 December 2004: CHF 0.6 million) (note 4.2).

If land and buildings were stated on the historical cost basis, the amounts would be as follows:

	As at 31 December			As at 30 September
	2002	2003	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Cost	54,661	56,439	61,939	65,903
Accumulated depreciation	22,066	23,352	24,282	25,404
Net book value	32,595	33,087	37,657	40,499

2.5. *Intangible assets*

2.5.1. Intangible assets with indefinite useful life

Goodwill

	Year ended 31 December			Nine months ended 30 September
	2002	2003	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Net book value as of 1 January	77,629	61,172	54,748	56,711
Additions from acquisition of subsidiaries	1,351	3,895	10,652	–
Disposals	(1,408)	–	–	–
Amortisation	(4,669)	(4,653)	(4,652)	–
Translation adjustments	(11,731)	(5,666)	(4,037)	7,338
Net book value at end of year/period	61,172	54,748	56,711	64,049

Amortisation for the years/periods is included in administration/other operating expenses in the income statement.

Impairment test for Goodwill

Goodwill is allocated to cash generating units identified as the three operating Divisions reported as business segment:

	As at 31 December 2004	As at 30 September 2005
	CHF'000	*CHF'000*
Automotive	17,345	19,859
Industry	38,034	42,858
Controls	1,332	1,332
Total	56,711	64,049

The recoverable amount of a cash-generating unit is determined based on value in-use calculations. These calculations use cash flow projections based on financial business plans prepared by the management and approved by the Board of Directors covering a five-year period. Cash flows beyond the five-year period are extrapolated.

Management determined the planned gross margin based on past performance and its expectations for business development.

Additionally following key assumptions were used for value-in-use calculations:

	2004	**2005**
Growth rate used to extrapolate cash flows beyond the plan period	2.0%	2.0%
Weighted Average Cost of Capital rate (WACC) before tax applied to the cash flow projections	8.7%	6.4%

These assumptions have been used for the analysis of the cash-generating units defined as business segments. The growth rates used are consistent with the business plans. The discount rates used are pre-tax and reflect specific risks relating to the relevant segments.

Tests performed using assumptions above did not reveal the requirement for any impairment charges.

2.5.2. Intangible assets with definite useful life

	Customer lists	**Order backlog**	**Patents**	**Total**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Net book value, 1 January 2004	–	–	–	–
Additions from acquisitions of subsidiaries	783	108	1,280	2,171
Amortisation for the year	(65)	(108)	(62)	(235)
Exchange differences	(3)	–	(144)	(147)
Net book value, 31 December 2004	715	–	1,074	1,789
Amortisation for the period	(118)	–	(99)	(217)
Exchange differences	5	–	168	173
Net book value, 30 September 2005	602	–	1,143	1,745

Amortisation for the years/period is included in administration/other operating expenses in the income statement.

During the acquisition of the Bühler Actuator Division and the Sick/Stegmann synchronous motors and motor gearbox business in 2004 the Saia-Burgess Group identified the above listed intangible assets with definite useful life. These assets are amortised over their useful life and are carried at cost less accumulated amortisation.

2.6. *Business Combinations*

Cetronic AG

As of 6 January 2003 the Saia-Burgess Group acquired a 20% shareholding in Cetronic AG, Switzerland, for CHF 1.2 million. As of 1 July 2003, the remaining 80% was purchased for CHF 3.4 million, net of cash. Cetronic AG manufactures subsystems within the industry segments.

Of the total purchase price of CHF 4.6 million, net of CHF 0.4 million cash, an instalment of CHF 1.2 million was paid in 2002, CHF 0.9 million in 2003 and the remaining amount of CHF 2.5 million in 2004.

Impact of the acquisition of Cetronic AG on the Saia-Burgess Group's financial statements in 2003 was:

	As at 1 July 2003 *CHF'000*
Current assets net of cash	2,352
Property, plant and equipment	1,306
Payables including provisions at acquisition	(959)
Total net assets acquired	2,699
Purchase price net of cash	(4,600)
Goodwill	(1,901)

Otehall Switches Ltd. and Otehall Tooling Ltd

As of 11 December 2003 the Saia-Burgess Group acquired the entire business and the assets of Otehall Switches Ltd. and Otehall Tooling Ltd. in the UK. Otehall products are complementary to the Saia-Burgess Group switches and mainly sold to a UK industrial customer base.

The impact of the acquisition of the business on the Saia-Burgess Group's financial statements in 2003 was:

	As at 11 December 2003 *CHF'000*
Current assets net of cash	429
Property, plant and equipment	552
Payables including provisions at acquisition	(101)
Total net assets acquired	880
Purchase price net of cash paid in 2003	(2,309)
Goodwill	(1,429)

Bühler Actuator Division

As of 1 July 2004 the Saia-Burgess Group acquired the actuator division of the Bühler Motor Group. The division manufactures DC and stepper motors for automotive air-conditioning systems at its main plant in Cary (NC) USA as well as in the Czech Republic and China. The Saia-Burgess Group took over the business in the USA and the assets from the other two production plants. With this acquisition the Saia-Burgess Group has expanded its automotive business in the USA and will become a market leader in flap actuators for automotive air-conditioning systems.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:

	As at 1 July 2004 *CHF'000*
Cash outflow on acquisition	33,947
Direct costs relating to the acquisition	1,013
Total purchase consideration net of cash	34,960
Fair value of net assets acquired	(24,615)
Goodwill	10,345

The goodwill is attributable to the significant synergies expected to arise in the automotive business.

The assets and liabilities arising from the acquisition are as follows:

	Fair value *CHF'000*	**Acquiree's carrying amount** *CHF'000*
Trade receivables	10,632	10,739
Inventory	3,616	3,244
Prepayments	145	24
Property, plant and equipment	12,871	12,985
Intangible asset (patent)	1,280	–
Deferred tax asset	2,829	3,896
Payables	(6,758)	(6,831)
Net assets acquired	24,615	24,057

The purchase price net of cash of CHF 35.0 million covers the acquisition of the business in the USA and the assets in the Czech Republic as well as transaction costs.

In connection with the Bühler acquisition an additional CHF 1.3 million was paid in 2005 for plant and equipment located in China after the transfer of the assets to our Group company in China. This amount was not included in the table above.

Sick/Stegmann synchronous motors and motor gearbox business

As of 1 August 2004, the Saia-Burgess Group acquired the synchronous motors and motor gearbox business of Sick/Stegmann GmbH & Co. KG in Donaueschingen, Germany, as well as a manufacturing site in Poland. The acquisition enables the Saia-Burgess Group to increase its share of the European small synchronous motor market from around 12% to more than 20%.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:

	As at 1 August 2004
	CHF'000
Cash outflow on acquisition	6,382
Direct costs relating to the acquisition	161
Total purchase consideration net of cash	6,543
Fair value of net assets acquired	(4,999)
Goodwill	1,544

The goodwill is attributable to the significant synergies expected to arise in the industry business.

The assets and liabilities arising from the acquisition are as follows:

	Fair value	**Acquiree's carrying amount**
	CHF'000	*CHF'000*
Trade receivables	6	6
Inventory	758	758
Prepayments	92	92
Property, plant and equipment	4,663	809
Intangible asset (customer list and order book)	891	–
Payables	(1,411)	(1,493)
Net assets acquired	4,999	172

The revenue and profit or loss of the combined entity for the year ended 31 December 2004 as though the acquisition date for all business combinations effected during the year had been the beginning of the year were not presented as it was impracticable to obtain revenue and profit or loss information of the Bühler Actuator Division and Sick/Stegmann synchronous motors and motor gearbox business before the acquisition.

2.7. *Investments in associates*

	As at 31 December			As at 30 September
	2002	2003	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Unlisted				
SMART Micromotor Co. Ltd., People's Republic of China	1,559	1,466	1,413	1,514
Burgess Defond Ltd., People's Republic of China	2,358	599	775	539
MicroChemical Systems SA (MiCS), Switzerland	5,300	4,540	4,288	–
IP Trading Ges.m.b.H., Austria	–	26	26	26
Total	9,217	6,631	6,502	2,079

	As at 31 December			As at 30 September
	2002	2003	2004	2005
The Saia-Burgess Group's share in investments in associates in %				
SMART Micromotor Co. Ltd., People's Republic of China	49.0	49.0	49.0	49.0
Burgess Defond Ltd., People's Republic of China	50.0	25.0	25.0	25.0
MicroChemical Systems SA (MiCS), Switzerland	33.5	37.9	37.9	35.0
IP Trading Ges.m.b.H., Austria	–	49.0	49.0	49.0

The Group's share of the results of its principal associates, all of which are unlisted, and its share of the assets (including goodwill) and liabilities are as follows:

	Assets	Liabilities	Revenues	Profit/(loss)	Interest
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*	*%*
As at and for the year ended 31 December 2002					
SMART Micromotor Co. Ltd.	1,662	103	1,174	403	49.0
Burgess Defond Ltd	2,421	59	5,272	1,327	50.0
MicroChemical Systems SA	7,234	1,938	605	(1,300)	33.5
	11,317	2,100	7,051	430	
As at and for the year ended 31 December 2003					
SMART Micromotor Co. Ltd.	1,655	188	1,100	142	49.0
Burgess Defond Ltd	1,176	552	2,038	902	25.0
MicroChemical Systems SA	6,651	2,111	2,640	(1,800)	37.9
	9,482	2,851	5,778	(756)	

	Assets	Liabilities	Revenues	Profit/(loss)	Interest
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*	%
As at and for the year ended 31 December 2004					
SMART Micromotor Co. Ltd.	1,559	147	1,243	175	49.0
Burgess Defond Ltd	1,027	225	2,324	572	25.0
MicroChemical Systems SA	6,310	2,022	3,296	(1,200)	37.9
	8,896	2,394	6,863	(453)	
As at and for the nine months ended 30 September 2005					
SMART Micromotor Co. Ltd.	1,697	183	826	48	49.0
Burgess Defond Ltd	862	297	1,460	299	25.0
MicroChemical Systems SA	3,495	3,495	646	(4,618)	35.0
	6,054	3,975	2,932	(4,271)	

Investments in associates included balances with associates. Refer to note 4.7 for details.

Burgess Defond Ltd.

As of 1 July 2003, the Saia-Burgess Group reduced its share in Burgess Defond Ltd. From 50% to 25%. Cash received for the disposal amounted to CHF 1.3 million. The Saia-Burgess Group recorded a gain of CHF 0.3 million on this disposal.

MicroChemical Systems SA (MiCS)

The Saia-Burgess Group increased its investment in MiCS from 33.5% in 2002 to 35.0% as of 30 September 2005. Due to the continuing loss of MiCS and based on the impairment analysis as of 30 September 2005 the Saia-Burgess Group considered the investment in MiCS to be impaired and recorded an impairment loss of CHF 4.5 million.

IP Trading Ges.m.b.H.

In January 2003 the Saia-Burgess Group acquired 49% of IP Trading Ges.m.b.H., an Austrian trading company with a subsidiary in Russia. Cash out for this investment was CHF 0.026 million.

2.8. *Trade payables*

All trade payables as at 31 December 2002, 2003 and 2004 and 30 September 2005 are aged within 1 year.

2.9. *Other payables and accruals*

	As at 31 December			As at 30 September
	2002	2003	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Payroll and social costs	13,845	14,798	15,609	21,099
Accrued expenses	17,033	20,539	19,007	33,961
Others	1,396	1,180	2,001	1,694
Total	32,274	36,517	36,617	56,754

Other payables and accruals include provisions for vacation entitlement, salaries, bonuses as well as accruals for other short-term expenditures for which the liability is not yet precisely quantifiable.

Accrued expenses as of 31 December 2003, include the remaining amounts of CHF 2.5 million payable for the acquisition of Cetronic AG.

2.10. *Borrowings*

	As at 31 December			As at 30 September
	2002	2003	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Current				
Bank overdrafts	12,455	13,008	5,648	4,050
Working capital loans	23,535	24,972	29,549	39,969
Borrowings	18,314	21,504	16,575	45,011
Total	54,304	59,484	51,772	89,030
Non-current				
Borrowings	76,861	48,931	80,224	77,342
Deferred transaction cost	(873)	(694)	(1,390)	(1,256)
Total	75,988	48,237	78,834	76,086
Total Borrowings	130,292	107,721	130,606	165,116

The maturity of non-current borrowings is as follows:

	As at 31 December			As at 30 September
	2002	2003	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Between 1 and 2 years	25,064	22,285	14,433	15,246
Between 2 and 5 years	51,797	26,287	65,583	62,096
Over 5 years	–	359	208	–
Total	76,861	48,931	80,224	77,342

Borrowings are granted at the applicable LIBOR rate for the period plus a margin of:

	As at 31 December			As at 30 September
	2002	2003	2004	2005
	1.3%	0.9%	1.0%	1.0%

In order to minimise the exposure to interest-rate-increases the Saia-Burgess Group entered into an interest rate derivative and limited the interest rate exposure of approximately 50% of the outstanding USD borrowings for a period of 3 years to 3.5%. As of 30 September 2005, the fair value of the derivative amounted to CHF 0.668 million (31 December 2004: CHF 0.353 million) and is included in financial assets.

The effective interest rates for the major borrowings and currencies at the balance sheet date were as follows:

	As at 31 December			As at 30 September
%	2002	2003	2004	2005
Bank overdrafts				
EUR	7.90	7.70	7.00	7.40
CHF	5.50	5.00	5.00	5.00
Working capital facility				
EUR	4.20	3.00	3.20	3.10
CHF	–	–	–	1.70
Borrowing				
USD	2.70	2.80	3.80	4.80
EUR	4.30	3.00	3.40	3.20

The carrying amounts of the borrowings are denominated in the following currencies:

	As at 31 December			As at 30 September
	2002	2003	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
CHF	9,293	8,799	–	3,758
EUR	36,065	36,248	59,574	53,498
GBP	4,449	4,418	6,085	4,963
USD	80,475	58,189	66,093	103,180
Other and transaction costs	10	67	(1,146)	(283)
Total	130,292	107,721	130,606	165,116

The Saia-Burgess Group's existing interest bearing bank indebtedness under the credit facility agreement dated 22 December 2000, was refinanced as of 25 June 2004. The new agreement provides additional facilities of approximately CHF 40 million for the financing of the acquisitions of the Bühler Actuator Division and the Sick/Stegmann synchronous motors and motor gearbox business and CHF 10.0 million for working capital requirements. Additionally a bridge loan of USD 28.0 million was received as of 30 September 2005 for a period of six months for the financing of the CEI acquisition. As of 30 September 2005 a tranch of USD 23.0 million (CHF 26.4 million) was drawn down.

As of 30 September 2005 the Saia-Burgess Group complied with the various covenants linked to those loans. The fair value of long-term loans approximates the carrying amount.

Deferred transaction costs for the refinancing are amortized over the lifetime of the underlying bank loans.

2.11. Provisions

	Pension liability for defined benefit plans CHF'000	Other employee benefits CHF'000	Warranty provision CHF'000	Other CHF'000	Total CHF'000
Total as of 1 January 2002	2,271	1,125	2,701	661	6,758
Charged to consolidated income statement	–	–	–	(371)	(371)
– Additional provision	3,563	–	–	–	3,563
– Transfer	–	–	(658)	658	–
Exchange differences	–	–	(106)	–	(106)
Used during the year	(2,648)	(135)	(13)	(290)	(3,086)
Total as of 31 December 2002	3,186	990	1,924	658	6,758
Charged to consolidated income statement					
– Acquired through business combinations					
– Additional provision	3,988	263	–	–	4,251
– Transfer	–	–	–	–	–
Exchange differences	294	–	126	–	420
Used during year	(2,911)	–	–	–	(2,911)
Total as of 31 December 2003	4,557	1,253	2,050	658	8,518
Charged to consolidated income statement					
– Acquired through business combinations	–	–	520	–	520
– Additional provision	4,337	83	–	–	4,420
– Transfer	1,011	(1,011)	–	–	–
Exchange differences	(59)	–	(55)	–	(114)
Used during year	(3,845)	–	–	–	(3,845)
Total as of 31 December 2004	6,001	325	2,515	658	9,499
Charged to consolidated income statement					
– Acquired through business combinations	–	–	–	–	–
– Additional provision	11,711	2	–	–	11,713
– Transfer	–	–	–	–	–
Exchange differences	80	–	81	–	161
Used during period	(3,369)	–	–	–	(3,369)
Total as of 30 September 2005	14,423	327	2,596	658	18,004

2.12. *Share capital*

	Number of shares (thousands)	Ordinary shares *CHF'000*	Share premium *CHF'000*	Treasury shares *CHF'000*	Total *CHF'000*
At 1 January 2002	611	30,538	36,107	(602)	66,043
Treasury Shares purchased	–	–	–	(620)	(620)
At 31 December 2002	611	30,538	36,107	(1,222)	65,423
Employees share option scheme					
– value of services provided	–	–	127	–	127
Treasury shares purchased	–	–	–	318	318
At 31 December 2003	611	30,538	36,234	(904)	65,868
Employee share option scheme					
– value of services provided	–	–	400	–	400
– proceeds from shares issued	3	135	838	–	973
Treasury shares purchased	–	–	–	(1,434)	(1,434)
At 31 December 2004	614	30,673	37,472	(2,338)	65,807
Employee share option scheme					
– value of services provided	–	–	488	–	488
– proceeds from shares issued	2	125	1,500	–	1,625
Treasury shares purchased	–	–	–	2,052	2,052
At 30 September 2005	616	30,798	39,460	(286)	69,972

3. Notes to the consolidated statement of income

3.1. *Segment information*

Primary reporting format – business segment

3.1.1. Sales by division

	Year ended 31 December						Nine months ended 30 September			
	2002	*as %*	**2003**	*as %*	**2004**	*as %*	**2004**	*as %*	**2005**	*as %*
	CHF'000	*of total*	*CHF'000*	*of total*	*CHF'000*	*of total*	*CHF'000* (Unaudited)	*of total*	*CHF'000*	*of total*
Automotive	233,199	49.7%	252,537	51.5%	308,234	54.2%	227,187	53.4%	257,268	55.5%
Industry	177,885	38.0%	174,151	35.5%	190,382	33.5%	145,935	34.3%	150,633	32.5%
Controls	57,790	12.3%	63,560	13.0%	69,734	12.3%	52,490	12.3%	55,473	12.0%
Total	468,874	100.0%	490,248	100.0%	568,350	100.0%	425,612	100.0%	463,374	100.0%

3.1.2. Saia-Burgess Group gross profit by division

	Year ended 31 December						Nine months ended 30 September			
	2002	*as %*	**2003**	*as %*	**2004**	*as %*	**2004**	*as %*	**2005**	*as %*
	CHF'000	*to sales*	*CHF'000*	*to sales*	*CHF'000*	*to sales*	*CHF'000* (Unaudited)	*to sales*	*CHF'000*	*to sales*
Automotive	49,889	21.4%	50,497	20.0%	64,499	20.9%	48,959	21.6%	43,718	17.0%
Industry	50,443	28.4%	51,669	29.7%	56,309	29.6%	45,058	30.9%	36,432	24.2%
Controls	28,977	50.1%	31,027	48.8%	34,559	49.6%	25,419	48.4%	27,666	49.9%
Total	129,309	27.6%	133,193	27.2%	155,367	27.3%	119,436	28.1%	107,816	23.3%

3.1.3. Earnings (operating profit plus share of profit (loss) from associate, net) before interest and tax by division

	Year ended 31 December						Nine months ended 30 September			
	2002	*as %*	**2003**	*as %*	**2004**	*as %*	**2004**	*as %*	**2005**	*as %*
	CHF'000	*to sales*	*CHF'000*	*to sales*	*CHF'000*	*to sales*	*CHF'000* (Unaudited)	*to sales*	*CHF'000*	*to sales*
Automotive	18,811	8.1%	18,753	7.4%	26,446	8.6%	20,263	8.9%	8,844	3.4%
Industry	11,544	6.5%	10,349	5.9%	10,110	5.3%	8,829	6.0%	(1,209)	(0.8%)
Controls	3,485	6.0%	4,019	6.3%	5,212	7.5%	3,672	7.0%	5,775	10.4%
Other*	430	-	(756)	-	(453)	-	(337)	-	(4,271)	-
Total	34,270	7.3%	32,365	6.6%	41,315	7.3%	32,427	7.6%	9,139	2.0%

* *not attributable to individual Division*

3.1.4. Additions in the structure of consolidation

Impact on sales

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*
				(Unaudited)	
Bühler Actuator Division acquired 1 July 2004	–	–	29,229	13,487	31,740
Total Automotive Division	–	–	29,229	13,487	31,740
Cetronic AG, fully acquired 1 July 2003	–	1,977	1,925	1,925	–
Otehall Switches Ltd. and Otehall Tooling Ltd., acquired 11 December 2003	–	178	6,371	4,603	–
Sick/Stegmann synchronous motors and motor gearbox business, acquired 1 August 2004	–	–	5,409	1,945	8,603
TH-Contact, acquired 30 September 2002	–	8,079	–	–	–
Total Industry Division	–	10,234	13,705	8,473	8,603
Total	–	10,234	42,934	21,960	40,343

3.1.5. Operating capital employed by division

	As at 30 September 2005		
	Assets	**Liabilities**	**Net**
	CHF'000	*CHF'000*	*CHF'000*
Automotive	233,360	66,703	166,657
Industry	172,029	35,521	136,508
Controls	38,888	11,055	27,833
Other*	11,911	13,877	(1,966)
Total	456,188	127,156	329,032
Cash and cash equivalents	18,483	–	18,483
Borrowings current	–	89,030	(89,030)
Liabilities non-current	–	108,312	(108,312)
Total assets and liabilities	474,671	324,498	150,173

	As at 31 December 2004		
	Assets	Liabilities	Net
	CHF'000	*CHF'000*	*CHF'000*
Automotive	187,191	56,434	130,757
Industry	168,034	37,871	130,163
Controls	27,341	5,676	21,665
Other *	14,099	6,874	7,225
Total	396,665	106,855	289,810
Cash and cash equivalents	22,099	–	22,099
Borrowings current	–	51,772	(51,772)
Liabilities non-current	–	103,715	(103,715)
Total assets and liabilities	418,764	262,342	156,422

	As at 31 December 2003		
	Assets	Liabilities	Net
	CHF'000	*CHF'000*	*CHF'000*
Automotive	146,417	48,078	98,339
Industry	156,423	35,828	120,595
Controls	27,921	6,075	21,846
Other *	14,090	4,498	9,592
Total	344,851	94,479	250,372
Cash and cash equivalents	23,489	–	23,489
Borrowings current	–	59,484	(59,484)
Liabilities non-current	–	76,699	(76,699)
Total assets and liabilities	368,340	230,662	137,678

	As at 31 December 2002		
	Assets	Liabilities	Net
	CHF'000	*CHF'000*	*CHF'000*
Automotive	131,771	40,776	90,995
Industry	165,517	31,526	133,991
Controls	21,822	4,429	17,393
Other *	16,912	1,801	15,111
Total	336,022	78,532	257,490
Cash and cash equivalents	23,162	–	23,162
Borrowings current	–	54,304	(54,304)
Liabilities non-current	–	103,920	(103,920)
Total assets and liabilities	359,184	236,756	122,428

* *Not attributable to an individual Division as the amount relates mainly to financial investments, tax assets and tax liabilities.*

3.1.6. Capital expenditures and depreciation

Capital expenditures	Year ended 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004	Nine months ended 30 September 2004	Nine months ended 30 September 2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000* (Unaudited)	*CHF'000*
Automotive	12,048	16,179	19,884	12,191	13,036
Industry	7,112	6,736	7,984	5,108	5,695
Controls	1,416	1,028	1,182	717	1,162
Total	20,576	23,943	29,050	18,016	19,893

Depreciation	Year ended 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004	Nine months ended 30 September 2004	Nine months ended 30 September 2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000* (Unaudited)	*CHF'000*
Automotive	14,305	15,489	16,354	11,203	14,184
Industry	8,679	7,101	8,272	6,085	6,459
Controls	771	818	1,004	761	1,240
Total	23,755	23,408	25,630	18,049	21,883

3.2. *Sales to geographical regions*

Secondary reporting format

	Year ended 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004	Nine months ended 30 September 2004	Nine months ended 30 September 2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000* (Unaudited)	*CHF'000*
European Union	290,992	321,282	381,947	275,752	314,543
Other European countries	46,594	47,235	36,662	40,266	25,845
North America	106,854	92,114	114,960	82,389	95,949
Rest of the world	24,434	29,617	34,781	27,205	27,037
Total	468,874	490,248	568,350	425,612	463,374

2002 and 2003 sales to the European Union are not restated for the enlargement in member states 2004.

3.2.1. Assets and capital expenditures by region

Assets by region	As at 31 December			As at 30 September
	2002	2003	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
European Union	123,128	143,412	186,591	199,608
Other European countries	135,912	139,046	121,874	147,285
North America	94,706	77,369	101,496	114,440
Rest of the World	5,438	8,513	8,803	13,338
Total	359,184	368,340	418,764	474,671

2002 and 2003 assets in the European Union are not restated for the enlargement in member states 2004.

Capital expenditures by region	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*
				(Unaudited)	
European Union	8,734	8,433	14,785	11,039	10,217
Other European countries	9,847	13,473	11,401	5,641	6,729
North America	1,960	1,496	2,141	856	2,262
Rest of the World	35	541	723	480	685
Total	20,576	23,943	29,050	18,016	19,893

2002 and 2003 capital expenditures by region in the European Union are not restated for the enlargement in member states 2004.

3.3. *Retirement benefits costs*

The Group has various defined benefit and contribution plans. They are usually based on separate external pension schemes.

Defined benefit plans:

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*
				(Unaudited)	
Reconciliation of assets and liabilities recognised in the balance sheet					
Present value of funded obligations	110,502	116,845	122,378	122,519	140,759
Fair value of plan assets	87,409	96,952	104,152	100,943	120,558
Excess of liabilities of funded obligations	23,093	19,893	18,226	21,576	20,201
Present value of unfunded benefit obligations	4,763	5,589	6,988	5,896	7,824
Unrecognised actuarial gains (losses)	(24,670)	(20,925)	(19,213)	(21,520)	(13,602)
Pension liabilities for defined benefit pension plans recognised in the balance sheet	3,186	4,557	6,001	5,952	14,423
Expenses recognised in the income statement					
Current service cost	3,186	2,702	2,865	2,159	2,769
Interest cost on benefit obligation	4,510	4,731	5,081	3,838	4,025
less expected return on plan assets	(4,580)	(4,121)	(4,688)	(3,530)	(3,757)
Actuarial loss recognised in year	383	569	1,069	834	609
Plan curtailment	–	–	–	–	8,050
Past service cost	64	107	10	8	15
Total defined benefit expense	3,563	3,988	4,337	3,309	11,711

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*
				(Unaudited)	
Movement of defined benefits net liabilities recognised in balance sheet					
Pension liability at beginning of year	2,271	3,186	4,557	4,557	6,001
Exchange difference	–	294	(611)	(55)	80
Pension expense	3,563	3,988	4,337	3,309	11,711
less employers contributions paid	(2,471)	(3,370)	(3,608)	(2,727)	(3,218)
Others	(177)	459	1,326	868	(151)
Pension liability for defined benefit plans at end of the year	3,186	4,557	6,001	5,952	14,423
Actual return on plan assets	(6,900)	6,946	4,524	1,469	12,293

Principal actuarial assumptions	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
				(Unaudited)	
Discount rates:					
Switzerland	3.5%	3.5%	3.5%	3.5%	3.0%
Other	5-6%	5-6%	4.5-6%	3.5-5.5%	4.0-4.3%
Expected rates of return on plan assets:					
Switzerland	4.0%	4.0%	4.0%	4.0%	4.0%
Other	8.0%	8.0%	8.0%	8.0%	7.0%
Expected rates of salary increases:					
Switzerland	0%	1.5%	1.5%	1.5%	1.5%
Other	0-4%	0-2.5%	0-4.0%	0-4%	2.5-4%
Average remaining working life of employees (in years)					
Switzerland	15	15	15	15	15
Other	3-15	2-12	0-16	0-16	0-15

Retirement benefit costs comprise of the following:

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*
				(Unaudited)	
Defined contribution plans	2,220	1,861	2,667	2,000	2,402
Defined benefit plans	3,563	3,988	4,337	3,309	11,711
Total	5,783	5,849	7,004	5,309	14,113

Retirement benefit costs are included in administration/other operating expenses in the income statement.

3.4. *Board of Directors' remuneration and five highest paid individuals*

No directors emoluments were paid and payable to the directors of the Johnson Electric Group during the Relevant Periods.

Five highest paid individuals

The emoluments payable to the five individuals whose emoluments were the highest in the Saia-Burgess Group for the years ended 31 December 2002, 2003 and 2004 and the nine months ended 30 September 2004 and 2005 are as follows:

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000* (Unaudited)	*CHF'000*
Basic salaries, housing allowances, share options, other allowances and benefit in kind	1,573	1,658	1,888	1,411	1,608
Bonuses	499	434	693	520	40
Contribution to pension plans	222	266	283	212	255
Compensation for loss of office	–	–	–	–	–
	2,294	2,358	2,864	2,143	1,903

The emoluments fell within the following bands:

	Number of individuals				
	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
Emolument bands:					
CHF 331,001 to CHF 414,000 (Approximately equivalent to HK$2,000,001 to HK$2,500,000)	–	–	–	–	1
CHF 414,001 to CHF 497,000 (Approximately equivalent to HK$2,500,001 to HK$3,000,000)	2	1	–	3	2
CHF 497,001 to CHF 580,000 (Approximately equivalent to HK$3,000,001 to HK$3,500,000)	1	2	2	1	1
CHF 580,001 to CHF 662,000 (Approximately equivalent to HK$3,500,001 to HK$4,000,000)	1	1	2	–	1
CHF 662,001 to CHF 745,000 (Approximately equivalent to HK$4,000,001 to HK$4,500,000)	1	1	–	1	–
CHF 911,001 to CHF 994,000 (Approximately equivalent to HK$5,500,001 to HK$6,000,000)	–	–	1	–	–

3.5. *Share of profits/(losses) from associates*

	Year ended 31 December			Nine months ended 30 September	
	2002	**2003**	**2004**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000* (Unaudited)	*CHF'000*
SMART Micromotor Co. Ltd., People's Republic of China	403	142	175	123	48
Burgess Defond Ltd., People's Republic of China	1,327	902	572	440	299
MicroChemical Systems SA (MiCS), Switzerland	(1,300)	(1,800)	(1,200)	(900)	(4,618)
IP Trading Ges.m.b.H., Austria	–	–	–	–	–
Total	430	(756)	(453)	(337)	(4,271)

	Year ended 31 December			Nine months ended 30 September	
	2002	**2003**	**2004**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000* (Unaudited)	*CHF'000*
The share of profits and losses included share of associates' taxation of:					
SMART Micromotor Co. Ltd.	35	12	31	21	8
Burgess Defond Ltd	131	89	56	43	29
	166	101	87	64	37

3.6. *Finance expense*

	Year ended 31 December			Nine months ended 30 September	
	2002	**2003**	**2004**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000* (Unaudited)	*CHF'000*
Interest income	(50)	(57)	(105)	(79)	(71)
Interest expense	5,971	4,462	4,688	3,150	4,921
Other financial expense/(income)	(53)	–	184	–	(261)
Foreign exchange gains on loans	(3,533)	(1,448)	(567)	(172)	(1,394)
	2,335	2,957	4,200	2,899	3,195

3.7. *Expense by nature*

Expenses included in cost of sales, sales and marketing, research and development and administrative/other operating expenses are analyzed as follows:

	Year ended 31 December			Nine months ended 30 September	
	2002	**2003**	**2004**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000* (Unaudited)	*CHF'000*
Depreciation *(Note 2.4)*	23,755	23,408	25,630	18,049	21,883
Amortisation *(Note 2.5.1 and 2.5.2)*	4,669	4,653	4,887	3,607	217
Employee benefit expense *(Note 3.3)*	5,783	5,849	7,004	5,309	14,113
Auditors' remuneration	496	547	770	577	738
Net exchange loss/(gains)	(3,047)	1,105	1,957	(27)	409
Loss on disposal of property, plant and equipment	3	3	5	2	13

3.8. *Income taxes*

3.8.1. Breakdown of income taxes

Major components of income tax expense for the year/period ended:

	Year ended 31 December			Nine months ended 30 September	
	2002	**2003**	**2004**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000* (Unaudited)	*CHF'000*
Current income tax	3,522	8,925	11,245	9,415	12,351
Deferred income tax relating to origination and reversal of temporary differences	5,211	(1,218)	(1,294)	(1,512)	(1,531)
Total	8,733	7,707	9,951	7,903	10,820

3.8.2. Reconciliation of tax to the expected weighted average tax rate

A reconciliation of income tax expense applicable to income before tax at the weighted average tax rate to income tax expense at the Saia-Burgess Groups' effective income tax rate was as follows:

	Year ended 31 December			Nine months ended 30 September	
	2002	**2003**	**2004**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000* (Unaudited)	*CHF'000*
Income before tax	31,935	29,408	37,115	29,528	5,944
Applicable weighted average tax rate, approximately	28.0%	30.4%	28.2%	28.4%	24.2%
Tax expense at the applicable tax rate	8,942	8,940	10,466	8,386	1,438
Non tax-deductible expenses	246	4,473	–	–	–
Tax-exempt income	(136)	(4,329)	(1,985)	(1,927)	(2,644)
Current taxes of prior periods	–	–	–	–	7,336
Other	(319)	(1,377)	1,470	1,444	4,690
Total	8,733	7,707	9,951	7,903	10,820

Due to the fact that the consolidated income before tax includes losses from Saia-Burgess Group companies based in high tax jurisdictions the weighted applicable tax rate decreased from 28.2% to 24.2%. The weighted applicable tax rate considers only tax rates related to profit making Saia-Burgess Group companies.

Current taxes of prior periods relate to the preliminary result of a tax audit of various Saia-Burgess Group companies. Other tax expenses mainly consist of tax losses for which no tax asset was recognized.

The Saia-Burgess Group has the following total tax loss, out of which the following amount can be offset against future taxable profits. Accordingly, deferred tax assets are recognised for these tax losses.

	As at 31 December			As at 30 September	
	2002	2003	2004	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000* (Unaudited)	*CHF'000*
Total tax losses	11,500	6,000	13,800	10,400	17,800
Tax losses for which no deferred tax asset is recognised	(11,500)	–	–	–	(1,800)
Amount can be offset against future taxable profits	–	6,000	13,800	10,400	16,000
Deferred tax assets recognised	–	2,700	3,900	2,900	4,400

A difference between the applicable weighted average tax rate and the effective tax rate arises from the fact that Saia-Burgess Electronics Holding AG is not taxed on cantonal and communal level and some Saia-Burgess Group companies have benefited from a partial tax holiday.

3.8.3. Components of deferred income tax

Deferred income tax relates to the following:

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000* (Unaudited)	*CHF'000*
Deferred income tax liabilities					
Temporary differences on working capital	3,376	2,795	3,647	2,735	1,638
Exchange rate differences on loans and investments	3,183	3,831	1,035	776	1,612
Intangible assets	1,818	–	–	–	–
Provisions	2,427	1,743	425	319	45
Accelerated depreciation and revaluation to fair value of fixed assets	10,370	11,575	10,050	7,538	9,933
Other	–	–	225	169	995
Deferred income tax liabilities	21,174	19,944	15,382	11,537	14,223
Deferred tax assets					
Temporary differences on working capital	272	1,573	1,141	855	1,824
Temporary differences on intangible assets	3,508	–	–	–	–
Provisions	765	178	1,624	1,218	2,312
Exchange rate differences on loans	–	904	547	410	465
Tax loss carry forward	–	2,667	3,902	2,927	4,379
Other	3,148	2,137	29	22	169
Gross deferred income tax asset	7,693	7,459	7,243	5,432	9,149
Net deferred income tax liability	13,481	12,485	8,139	6,105	5,074

3.8.4. Breakdown of deferred tax in the Balance Sheet

	As at 31 December			As at 30 September
	2002	**2003**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Deferred tax assets	7,693	7,459	7,243	9,149
Deferred tax liability	21,174	19,944	15,382	14,223
Net deferred tax liability	13,481	12,485	8,139	5,074

	As at 31 December			As at 30 September
	2002	**2003**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Deferred tax assets:				
– Deferred tax assets to be recovered after more than twelve months	3,913	5,886	6,102	7,325
– Deferred tax assets to be recovered within twelve months	3,780	1,573	1,141	1,824
	7,693	7,459	7,243	9,149
Deferred tax liabilities:				
– Deferred tax liabilities to be recovered after more than twelve months	15,980	17,149	11,735	12,585
– Deferred tax liabilities to be recovered within twelve months	5,194	2,795	3,647	1,638
	21,174	19,944	15,382	14,223
Net deferred tax liability	13,481	12,485	8,139	5,074

3.9. *Dividends*

	Year ended 31 December			Nine months ended 30 September	
	2002	**2003**	**2004**	**2004**	**2005**
				(Unaudited)	
Dividend payable to equity shareholders of Saia-Burgess attributable to the year/period *(CHF'000)*	6,066	6,132	7,663	–	–
Final dividend proposed after balance sheet date for the year ended 31 December 2002, 2003 and 2004, and for the nine months ended 30 September 2004 and 2005 per ordinary share *(CHF)*	10	10	12.5	–	–

The final dividends proposed after balance sheet date has not been recognised as a liability at the balance sheet date.

4. Other notes

4.1. Financial instruments

4.1.1. Derivatives

As of 24 August 2004 the Saia-Burgess Group entered in compliance with its financial risk management policy into an interest hedge contract in order to minimize the interest rate exposure of approximately 50% of the outstanding USD borrowings for a period of 3 years to 3.5%. The derivative is valued at fair value. It does not qualify for applying hedge accounting. The increase in fair value of CHF 0.3 million (2004: CHF 0.2 million decrease) is included as finance expense in the profit and loss statement. The fair value as of 30 September 2005 of these contracts amounted to CHF 0.7 million.

The development of interest rates is carefully watched and additional interest hedge contracts may be made in the future depending on the Saia-Burgess Group's assessment of market conditions.

4.1.2. Foreign currency forward contracts

The Saia-Burgess Group minimises currency risks by matching operating income and operating expenses in foreign currency. Nevertheless, fluctuations in exchange rates are monitored carefully and expected risks are covered by using hedge contracts.

As of 30 September 2005 the Saia-Burgess Group held four forward exchange contracts designated as hedges of expected future sales to customers. The Saia-Burgess Group also has three forward contracts outstanding designated to hedge the foreign currency risk of firm commitments.

The terms of these contracts are as follows:

Forward contracts to hedge expected future sales **Sell**	**Maturity**	**Exchange rate**
EUR 700,000	28 October 2005	1.5414
EUR 3,000,000	28 October 2005	1.5415
EUR 700,000	25 November 2005	1.5398
EUR 700,000	30 December 2005	1.5374
Forward contracts to hedge expected future purchases **Buy**		
EUR 3,000,000	28 October 2005	1.5552
USD 2,600,000	05 October 2005	1.2890
USD 3,500,000	28 October 2005	1.2897

The terms of the forward currency contracts have been negotiated to match the terms of the commitments.

As of 30 September 2005 the negative fair value of these foreign currency forward contracts amounted to CHF 0.1 million.

In all previous periods shown in this Financial Information no contracts to cover foreign currency exposures in the balance sheet or risks of anticipated future transactions were in place.

4.2. *Leases*

Operating Leases

Certain Saia-Burgess Group companies have entered into operating leases for vehicles and equipment which are to be paid as follows:

	CHF'000
2006	2,473
2007	2,070
2008	945
2009	492
Beyond	64
Total operating lease commitments as of 30 September 2005	6,044

Total of operating lease commitments as of:

	As at 31 December			As at 30 September
	2002	**2003**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Within one year	1,662	2,178	2,265	2,739
Later than one year and not later than five years	1,406	2,185	2,538	3,264
Later than five years	31	31	41	41
	3,099	4,394	4,844	6,044

Finance Lease

Saia-Burgess Group has entered into a finance lease for machines which is to be paid as follows:

CHF'000	**Present value**	**Minimum lease payments nominal value**
Within one year	152	159
Later than one year and not later than five years	209	225
Total finance lease commitments as of 30 September 2005	361	384

Total of finance lease commitments as of:

	As at 31 December		
	2002	**2003**	**2004**
	CHF'000	*CHF'000*	*CHF'000*
Present Value	–	–	515
Nominal Value	–	–	542

The difference between the nominal value of the minimum lease payments and their present value represents the discount on the lease obligations. The carrying amount of assets under finance lease totals to CHF 0.6 million.

4.3. *Commitments and contingencies*

As of 30 September 2005 the Saia-Burgess Group had entered into a commitment for capital expenditures in the course of construction or for acquisition of property, plant and equipment of CHF 10.5 million (CHF 10.5 million as of 31 December 2004) and a contingent asset of CHF 0.4 (CHF 0.4 million as of 31 December 2004).

4.4. *Share-based Payments*

Share options are granted to key managers and directors under the Saia-Burgess Group's share option plan. Options are granted at the market price paid at the time of the grant. Management are not required to contribute to the cost of the options received. Each option entitles the bearer to buy one share of Saia-Burgess within a defined period of exercise. These options are settled in equity once exercised.

Number of options	Year ended 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004	Nine months ended 30 September 2004 (Unaudited)	Nine months ended 30 September 2005
Cumulative number of options granted to key managers and directors	28,825	33,975	32,700	33,300	27,650
Thereof not recognised in accordance with IFRS as options were granted before 7 November 2002	(28,825)	(27,750)	(20,325)	(20,925)	(7,950)
Options granted since 7 November 2002	–	6,225	12,375	12,375	19,700

The fair value for the remaining options granted since 7 November 2002 has been calculated and amortised over the vesting period.

	Year ended 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004	Nine months ended 30 September 2004 (Unaudited)	Nine months ended 30 September 2005
Expense recognized in year/period	–	127	400	281	488

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Year ended 31 December					
	2002		2003		2004	
	Average Exercise price in CHF	Quantity of options	Average Exercise price in CHF	Quantity of options	Average Exercise price in CHF	Quantity of options
As of 1 January	508	22,350	494	28,825	461	33,975
Granted	433	8,075	295	6,225	544	6,150
Forfeited	468	(350)	360	(100)	347	(300)
Exercised	354	(1,250)	375	(975)	376	(7,125)
As of 31 December	494	28,825	461	33,975	497	32,700
Thereof exercisable	–	8,100	–	14,275	–	6,850
Weighted average price at the time of exercise	386.35	–	369.24	–	623.06	–

	Period ended 30 September			
	2004		2005	
	Average Exercise price in CHF	Quantity of options	Average Exercise price in CHF	Quantity of options
As of 1 January	461	33,975	497	32,700
Granted	544	6,150	666	7,325
Forfeited	360	(100)	650	(1,675)
Exercised	360	(6,725)	538	(10,700)
As of 30 September	497	33,300	516	27,650
Thereof exercisable	–	7,450	–	2,550
Weighted average price at the time of exercise	808.50	–	602.20	–

Share options outstanding have the following expiry dates and exercise prices:

Quantity of options granted	Year of grant	Exercise Price in CHF	Expiration of blocking period	Expiration of exercise period	Quantity of options outstanding As at 31 December 2003	Quantity of options outstanding As at 31 December 2004	Quantity of options outstanding As at 30 September 2004	Quantity of options outstanding As at 30 September 2005
8,200	02.04.1998	360	02.04.2001	10.05.2004	5,400	-	-	-
2,000	11.05.1998	400	11.05.2001	10.05.2004	500	-	-	-
1,800	02.04.1999	340	02.04.2002	01.04.2004	1,125	-	200	-
7,250	02.04.2000	650	02.04.2003	01.04.2005	7,250	6,850	7,250	-
5,400	01.08.2001	575	01.08.2004	31.07.2007	5,400	5,400	5,400	5,400
8,075	02.04.2002	433	01.04.2005	01.04.2008	8,075	8,075	8,075	2,550
6,225	02.04.2003	295	01.04.2006	01.04.2009	6,225	6,225	6,225	6,225
6,150	02.04.2004	544	01.04.2007	01.04.2010	-	6,150	6,150	6,150
7,325	02.05.2005	666	01.05.2008	01.05.2011	-	-	-	7,325
52,425					33,975	32,700	33,300	27,650

Fair value of the options granted during the period determined using the Black-Scholes valuation method is as follows:

	Year ended 31 December		Nine months ended 30 September	
	2003	2004	2004 (Unaudited)	2005
Fair value	82.14	149.12	149.12	128.88

	Year ended 31 December		Nine months ended 30 September	
	2003	2004	2004 (Unaudited)	2005
The significant inputs into the model were				
Share price of CHF	334	582	582	632
Exercise price of CHF	295	544	544	666
Standard deviation of expected share price returns in %	2.99	1.72	1.72	1.98
Option life in years	4	4	4	4
Annual risk-free interest rate in %	1.4	2.25	2.25	1.35
Volatility based on a period of 4 years in %	35.04	31.29	31.29	31.76

In the years 1998 to 2004 options were granted to key managers and directors under the Saia-Burgess Group's share option plan. Options are granted at the market price paid at the time of the grant. Management are not required to contribute to the cost of the options received.

Each option entitles the bearer to buy one share of Saia-Burgess within a defined period of exercise.

4.5. *Earnings/(loss) per share*

Basic earnings per share is calculated by dividing the net income for the year attributable to equity holders of Saia-Burgess by the weighted average number of shares outstanding during the year.

Diluted earnings per share is calculated by dividing the net income attributable to equity holders of Saia-Burgess by the weighted average number of shares outstanding during the year adjusted for the effects of dilutive options.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004 (Unaudited)	2005
Basic earnings/(loss) per share in CHF	38.16	35.72	44.45	35.37	(7.95)
Net income per consolidated income statements in CHF'000	23,202	21,701	27,164	21,625	(4,876)
Weighted average number of shares outstanding	607,951	607,521	611,131	611,468	613,595
Diluted earnings/(loss) per share in CHF	38.13	35.63	43.96	35.01	N/A
Effect of dilution: number of share options	557	1,476	6,743	6,172	N/A
Adjusted weighted average number of shares for diluted earnings per share	608,078	608,997	617,874	617,640	N/A

Diluted loss per share for the nine months ended 30 September 2005 is not shown as diluted loss per share is less than the basic loss per share.

There have been no other transactions involving shares or potential shares since the reporting date and before the completion of these financial statements.

4.6. *Number of employees and personnel costs*

4.6.1. Number of employees by region

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004 (Unaudited)	2005
European Union	1,574	1,913	2,205	2,117	2,319
Other European Countries	537	561	590	595	621
North America	418	376	546	566	510
Rest of the world	280	335	378	436	604
Total	2,809	3,185	3,719	3,714	4,054

4.6.2. Number of employees by business function

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
				(Unaudited)	
Research and development	207	230	253	283	276
Production (direct labour employees)	1,737	1,992	2,416	2,404	2,674
Marketing, sales, indirect production and administration	865	963	1,050	1,027	1,104
Total	2,809	3,185	3,719	3,714	4,054

4.6.3. Average number of employees and personnel costs

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
				(Unaudited)	
Average number of employees during the year	2,841	3,009	3,630	3,347	3,860
Personnel costs in CHF'000	147,856	153,211	172,890	129,069	136,904
Cost per employee in CHF	52,044	50,918	47,628	51,417	47,290

4.7. *Related Party Transactions*

Key management compensation

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*
				(Unaudited)	
Salaries and other short term employees benefits	2,583	2,505	3,192	2,385	2,362
Post employment benefits	549	530	668	503	891
	3,132	3,035	3,860	2,888	3,253

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
				(Unaudited)	
Number of options granted	3,950	3,000	3,150	3,150	4,050

	Year ended 31 December			Nine months ended 30 September	
	2002	2003	2004	2004	2005
Saia-Burgess Group current account with Pension Fund					
Interest bearing balance as of period/year end	954	1,205	1,154	724	1,378
Interest rate in %	4.25	4.25	4.00	4.00	4.00

Amount due from/to related companies

(a) *Amount due from related companies*

	As at 31 December			As at 30 September
	2002	2003	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Burgess Defond Ltd.	736	2,066	602	1,167
SMART Micromotor Co. Ltd.	17	24	13	5
IP Trading Ges.m.b.H.	23	229	307	358
	776	2,319	922	1,530

(b) Amounts due to related companies

	As at 31 December			As at 30 September
	2002	2003	2004	2005
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Burgess Defond Ltd.	2,963	3,380	2,354	1,948
SMART Micromotor Co. Ltd.	550	822	596	629
MicroChemical Systems SA	–	431	123	237
	3,513	4,633	3,073	2,814

These related companies are all associates of Saia-Burgess Group. Refer to note 2.7 for details of associates.

The amounts due from/to related companies are unsecured, interest free and have no fixed terms of repayment.

4.8. Subsequent events

Effective 1 October 2005 the Saia-Burgess Group acquired 100% interest in CEI Ltd. for a purchase price of approximately USD 21 million net of trade receivables from Delphi. CEI Ltd. is based in Springfield, Tennesee (NA) and produces DC actuators on highly advanced production lines for air conditioning systems in the automotive industry. No fair values of assets and liabilities acquired are disclosed as Saia-Burgess Group is still in the process of identifying assets and liabilities acquired and assessing their fair values.

As of 17 November 2005 Gatebrook Limited, a wholly owned subsidiary of Johnson Electric Holdings Limited, acquired 638,231 shares representing 99.3% of Saia-Burgess Electronics Holding AG total issued shares. The purchase price paid amounted to CHF 1,060.– per share. Johnson Electric Holdings

Limited has initiated the cancellation of the remaining shares against a cash compensation. Thereafter, Johnson Electric Holdings Limited plans to delist all shares of Saia-Burgess Electronics Holding AG from the SWX Swiss Exchange.

As a consequence of change of control the lenders have the right to declare any amounts outstanding under the Credit Facility Agreement as of 25 June 2004 being immediately due for repayment. A refinancing is discussed with the lenders and no immediate demand for repayment has been requested.

4.9. *Notes to the balance sheets of Saia-Burgess, standing alone*

4.9.1. Investment in subsidiaries

Investment in subsidiaries as of 31 December 2002 are listed as follows.

Company name, country	Owned	Currency	Share capital in foreign currency	Book value *CHF'000*
Saia-Burgess Murten AG, Switzerland	100%	CHF	5,000,000	15,924
Saia-Burgess Paris S.a.r.l., France	100%	EUR	2,000,000	2,585
Saia-Burgess Benelux B.V., Netherlands	100%	EUR	136,000	225
Saia-Burgess Österreich Ges.m.b.H., Austria	100%	EUR	40,000	62
Saia-Burgess Electronics Finance B.V., Netherlands	100%	EUR	18,000	31
Saia-Burgess Holdings (UK) Ltd., UK	100%	GBP	1	–
Saia-Burgess Milano Srl., Italy	100%	EUR	3,700,000	10,290
Saia-Burgess Ózd Kft., Hungary	100%	HUF	16,470,000	929
Saia-Burgess Controls Kft., Hungary	100%	HUF	5,000,000	111
Total				30,157

Investment in subsidiaries as of 31 December 2003 are listed as follows.

Company name, country	Owned	Currency	Share capital in foreign currency	Book value *CHF'000*
Saia-Burgess Murten AG, Switzerland	100%	CHF	5,000,000	15,924
Saia-Burgess Cetronic AG, Switzerland	100%	CHF	700,000	3,700
Saia-Burgess Paris S.a.r.l., France	100%	EUR	2,000,000	2,585
Saia-Burgess Benelux B.V., Netherlands	100%	EUR	136,000	225
Saia-Burgess Österreich Ges.m.b.H., Austria	100%	EUR	40,000	62
Saia-Burgess Holdings (UK) Ltd., UK	100%	GBP	1	–
Saia-Burgess Milano Srl., Italy	100%	EUR	3,700,000	10,290
Saia-Burgess Ózd Kft., Hungary	100%	HUF	16,470,000	929
Saia-Burgess Controls Kft., Hungary	100%	HUF	5,000,000	111
Saia-Burgess Hatvan Kft., Hungary	100%	HUF	30,000,000	180
Total				34,006

Investment in subsidiaries as of 31 December 2004 are listed as follows.

Company name, country	Owned	Currency	Share capital in foreign currency	Book value *CHF'000*
Saia-Burgess Murten AG, Switzerland	100%	CHF	5,000,000	15,924
Saia-Burgess Cetronic AG, Switzerland	100%	CHF	700,000	3,700
Saia-Burgess Paris S.a.r.l., France	100%	EUR	2,000,000	2,585
Saia-Burgess Benelux B.V., Netherlands	100%	EUR	136,000	225
Saia-Burgess Österreich Ges.m.b.H., Austria	100%	EUR	40,000	62
Saia-Burgess Holdings (UK) Ltd., UK	100%	GBP	1	14,176
Saia-Burgess Milano Srl., Italy	100%	EUR	3,700,000	10,290
Saia-Burgess Ózd Kft., Hungary	100%	HUF	16,470,000	929
Saia-Burgess Controls Kft., Hungary	100%	HUF	5,000,000	111
Saia-Burgess Hatvan Kft., Hungary	100%	HUF	30,000,000	180
Total				48,182

Investment in subsidiaries as of 30 September 2005 are listed as follows.

Company name, country	Owned	Currency	Share capital in foreign currency	Book value *CHF'000*
Saia-Burgess Murten AG, Switzerland	100%	CHF	5,000,000	15,924
Saia-Burgess Cetronic AG, Switzerland	100%	CHF	700,000	3,700
Saia-Burgess Paris S.a.r.l., France	100%	EUR	2,000,000	2,585
Saia-Burgess Benelux B.V., Netherlands	100%	EUR	136,000	225
Saia-Burgess Österreich Ges.m.b.H., Austria	100%	EUR	40,000	62
Saia-Burgess Holdings (UK) Ltd., UK	100%	GBP	1	14,176
Saia-Burgess Milano Srl., Italy	100%	EUR	3,700,000	10,290
Saia-Burgess Ózd Kft., Hungary	100%	HUF	16,470,000	929
Saia-Burgess Controls Kft., Hungary	100%	HUF	5,000,000	111
Saia-Burgess Hatvan Kft., Hungary	100%	HUF	30,000,000	180
Saia-Burgess Poland Sp.zo.o, Poland	100%	PLN	50,000	20
Total				48,202

Amounts due from subsidiaries are unsecured, non-interest bearing and have no fixed term of repayment.

Loans to subsidiaries are unsecured, bearing interest at rate of 0.8% over the three-month LIBOR and have no fixed term of repayment.

Loans from subsidiaries are unsecured, bearing interest at rate of three-month LIBOR and not repayable within one year.

4.9.2. Investment in associates

	As at 31 December			As at 30 September
	2002	**2003**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
SMART Micromotor Co. Ltd., PRC	1,397	1,397	1,397	1,397
MicroChemical System SA (MiCS), Switzerland	5,300	4,540	4,288	–
Total	6,697	5,937	5,685	1,397

The Saia-Burgess Group's share in investments in associates in %	As at 31 December			As at 30 September
	2002	**2003**	**2004**	**2005**
	%	%	%	%
SMART Micromotor Co. Ltd., PRC	49.0	49.0	49.0	49.0
MicroChemical System SA (MiSC), Switzerland	33.5	37.9	37.9	35.0

MicroChemical Systems SA (MiCS), Switzerland

The Saia-Burgess Group increased its investment in MiCS from 33.5% in 2002 to 35.0% as of 30 September 2005. Due to the continuing losses of MiCS and based on the impairment analysis as of 30 September 2005 the Saia-Burgess Group considered the investment in MiCS to be impaired and recorded an impairment loss of CHF 4.5 million.

4.9.3. Share capital and reserves

	Total share capital CHF'000	Share premium CHF'000	Treasury shares CHF'000	Fair value reserves CHF'000	Retained earnings CHF'000	Total reserves CHF'000	Total shareholders' equity CHF'000
Balance as of 31 December 2001	30,538	36,107	(602)	(3,000)	15,122	47,627	78,165
Net income 2002	–	–	–	–	8,472	8,472	8,472
Net purchase and sale of treasury shares	–	–	(620)	–	(350)	(970)	(970)
Dividend	–	–	–	–	(6,108)	(6,108)	(6,108)
Balance as of 31 December 2002	30,538	36,107	(1,222)	(3,000)	17,136	49,021	79,559
Share base compensation	–	127	–	–	–	127	127
Net income 2003	–	–	–	–	7,902	7,902	7,902
Net purchase and sale of treasury shares	–	–	318	–	–	318	318
Dividend	–	–	–	–	(6,066)	(6,066)	(6,066)
Balance as of 31 December 2003	30,538	36,234	(904)	(3,000)	18,972	51,302	81,840
Capital increase	135	838	–	–	–	838	973
Share based compensation	–	400	–	–	–	400	400
Net income 2004	–	–	–	–	12,584	12,584	12,584
Net purchase and sale of treasury shares	–	–	(1,434)	–	(95)	(1,529)	(1,529)
Dividend	–	–	–	–	(6,132)	(6,132)	(6,132)
Balance as of 31 December 2004	30,673	37,472	(2,338)	(3,000)	25,329	57,463	88,136
Balance as of 31 December 2003	30,538	36,234	(904)	(3,000)	18,972	51,302	81,840
Capital increase	135	837	–	–	–	837	972
Share based compensation	–	281	–	–	–	281	281
Net income for the nine months ended 30 September 2004	–	–	–	–	13,179	13,179	13,179
Net purchase and sale of treasury shares	–	–	152	–	(80)	72	72
Dividend	–	–	–	–	(6,132)	(6,132)	(6,132)
Balance as of 30 September 2004	30,673	37,352	(752)	(3,000)	25,939	59,539	90,212
Balance as of 31 December 2004	30,673	37,472	(2,338)	(3,000)	25,329	57,463	88,136
Capital increase	125	1,500	–	–	–	1,500	1,625
Share based compensation	–	488	–	–	–	488	488
Net income for the nine months ended 30 September 2005	–	–	–	–	5,375	5,375	5,375
Net purchase and sale of treasury shares	–	–	2,052	–	(1,369)	683	683
Dividend	–	–	–	–	(7,663)	(7,663)	(7,663)
Balance as of 30 September 2005	30,798	39,460	(286)	(3,000)	21,672	57,846	88,644

III. SUBSEQUENT FINANCIAL STATEMENTS

No audited accounts have been prepared by Saia-Burgess or any of the Saia-Burgess Group companies comprising the Saia-Burgess Group in respect of any period subsequent to 30 September 2005. In addition, no dividend or distribution has been declared, made or paid by Saia-Burgess in respect of any period subsequent to 30 September 2005.

Yours faithfully

PricewaterhouseCoopers AG
Bern, Switzerland

The financial information of Saia-Burgess Group as contained in the accountants' report set out in Appendix II of the circular have been prepared in accordance with the accounting policies of Saia-Burgess Group. The Saia-Burgess Group's accounting policies differ in certain significant aspects from those adopted by Johnson Electric Group. Differences which have a significant effect on the financial information of the Saia-Burgess Group in accordance with the accounting policies of Johnson Electric Group are set out below:

(A) Unaudited financial information prepared in accordance with the accounting policies of Johnson Electric Group

The following unaudited consolidated income statements for the nine months ended 30 September 2005 and 2004, and each of the three years ended 31 December 2004, 2003 and 2002 (the "Relevant Periods") and the unaudited consolidated balance sheets as at 30 September 2005, and 31 December 2004, 2003 and 2002 of Saia-Burgess Group prepared by the Directors of the Company in accordance with the accounting policies of Johnson Electric Group (collectively the "Unaudited Financial Information of Saia-Burgess Group prepared in accordance with the accounting policies of Johnson Electric Group"), are derived from the financial information of Saia-Burgess Group included in the accountants' report set out in Appendix II of the circular. The cash flow statements of Saia-Burgess Group are not restated as there is no difference between the accounting policies of Saia-Burgess Group and that of Johnson Electric Group in respect of the preparation of cash flow statements. Your attention is drawn to the fact that the Unaudited Financial Information of Saia-Burgess Group prepared in accordance with accounting policies of Johnson Electric Group has not been subject to an independent audit. Accordingly, it may not truly present the results of the operations of Saia-Burgess Group during the Relevant Periods and the financial positions of Saia-Burgess Group ended on those dates.

Unaudited consolidated income statements prepared in accordance with the accounting policies of Johnson Electric Group

	For the year ended 31 December									For the nine months ended 30 September					
	2002			2003			2004			2004			2005		
	Unadjusted financial information	Accounting policies adjustments	Adjusted financial information	Unadjusted financial information	Accounting policies adjustments	Adjusted financial information	Unadjusted financial information	Accounting policies adjustments	Adjusted financial information	Unadjusted financial information	Accounting policies adjustments	Adjusted financial information	Unadjusted financial information	Accounting policies adjustments	Adjusted financial information
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*	*CHF'000*
Sales	468,874	-	468,874	490,248	-	490,248	568,350	-	568,350	425,612	-	425,612	463,374	-	463,374
Cost of sales	(339,565)	-	(339,565)	(357,055)	-	(357,055)	(412,983)	-	(412,983)	(306,176)	-	(306,176)	(355,558)	-	(355,558)
Gross profit	129,309	-	129,309	133,193	-	133,193	155,367	-	155,367	119,436	-	119,436	107,816	-	107,816
Sales and marketing	(39,935)	-	(39,935)	(39,424)	-	(39,424)	(41,499)	-	(41,499)	(31,276)	-	(31,276)	(34,757)	-	(34,757)
Research and development	(26,845)	-	(26,845)	(28,240)	-	(28,240)	(31,182)	-	(31,182)	(23,130)	-	(23,130)	(25,794)	-	(25,794)
Administration/other operating expenses	(28,689)	-	(28,689)	(32,408)	-	(32,408)	(40,918)	-	(40,918)	(32,266)	-	(32,266)	(33,855)	-	(33,855)
Total operating expenses	(95,469)	-	(95,469)	(100,072)	-	(100,072)	(113,599)	-	(113,599)	(86,672)	-	(86,672)	(94,406)	-	(94,406)
Operating profit	33,840	-	33,840	33,121	-	33,121	41,768	-	41,768	32,764	-	32,764	13,410	-	13,410
Share of profit/(loss) of associates, net	430	-	430	(756)	-	(756)	(453)	-	(453)	(337)	-	(337)	(4,271)	-	(4,271)
Finance expense, net	(2,335)	-	(2,335)	(2,957)	-	(2,957)	(4,200)	-	(4,200)	(2,899)	-	(2,899)	(3,195)	-	(3,195)
Profit before income tax	31,935	-	31,935	29,408	-	29,408	37,115	-	37,115	29,528	-	29,528	5,944	-	5,944
Income taxes	(8,733)	-	(8,733)	(7,707)	-	(7,707)	(9,951)	-	(9,951)	(7,903)	-	(7,903)	(10,820)	-	(10,820)
Profit/(loss) attributable to equity holders of Saia-Burgess	23,202	-	23,202	21,701	-	21,701	27,164	-	27,164	21,625	-	21,625	(4,876)	-	(4,876)

Unaudited consolidated balance sheets prepared in accordance with the accounting policies of Johnson Electric Group

		As at 31 December									As at 30 September		
		2002			2003			2004			2005		
		Unadjusted financial information CHF'000	Accounting policies adjustments CHF'000	Adjusted financial information CHF'000	Unadjusted financial information CHF'000	Accounting policies adjustments CHF'000	Adjusted financial information CHF'000	Unadjusted financial information CHF'000	Accounting policies adjustments CHF'000	Adjusted financial information CHF'000	Unadjusted financial information CHF'000	Accounting policies adjustments CHF'000	Adjusted financial information CHF'000
Assets													
Cash and cash equivalents		23,162	-	23,162	23,489	-	23,489	22,099	-	22,099	18,483	-	18,483
Trade receivables		63,743	-	63,743	70,775	-	70,775	85,929	-	85,929	100,549	-	100,549
Other receivables and prepayments		15,535	-	15,535	17,632	-	17,632	12,245	-	12,245	46,913	-	46,913
Inventories		51,575	-	51,575	57,812	-	57,812	78,531	-	78,531	81,158	-	81,158
Current assets		154,015	-	154,015	169,708	-	169,708	198,804	-	198,804	247,103	-	247,103
Derivative financial instruments		-	-	-	-	-	-	353	-	353	668	-	668
Property, plant and equipment	*i*	127,087	(23,457)	103,630	129,794	(23,056)	106,738	147,362	(22,770)	124,592	149,878	(22,472)	127,406
Deferred tax assets		7,693	-	7,693	7,459	-	7,459	7,243	-	7,243	9,149	-	9,149
Intangible assets	*ii*	61,172	16,935	78,107	54,748	21,557	76,305	58,500	25,613	84,113	65,794	(7,338)	58,456
Investments in associates		9,217	-	9,217	6,631	-	6,631	6,502	-	6,502	2,079	-	2,079
Non-current assets		205,169	(6,522)	198,647	198,632	(1,499)	197,133	219,960	2,843	222,803	227,568	(29,810)	197,758
Total assets		359,184	(6,522)	352,662	368,340	(1,499)	366,841	418,764	2,843	421,607	474,671	(29,810)	444,861
Liabilities and shareholders' equity													
Borrowings		54,304	-	54,304	59,484	-	59,484	51,772	-	51,772	89,030	-	89,030
Trade payables		44,430	-	44,430	53,464	-	53,464	63,348	-	63,348	57,769	-	57,769
Other payables and accruals		32,274	-	32,274	36,517	-	36,517	36,617	-	36,617	56,754	-	56,754
Tax liabilities		1,828	-	1,828	4,498	-	4,498	6,890	-	6,890	12,632	-	12,632
Current liabilities		132,836	-	132,836	153,963	-	153,963	158,627	-	158,627	216,185	-	216,185

		As at 31 December									As at 30 September		
		2002			2003			2004			2005		
		Unadjusted financial information CHF'000	Accounting policies adjustments CHF'000	Adjusted financial information CHF'000	Unadjusted financial information CHF'000	Accounting policies adjustments CHF'000	Adjusted financial information CHF'000	Unadjusted financial information CHF'000	Accounting policies adjustments CHF'000	Adjusted financial information CHF'000	Unadjusted financial information CHF'000	Accounting policies adjustments CHF'000	Adjusted financial information CHF'000
Borrowings		75,988	-	75,988	48,237	-	48,237	78,834	-	78,834	76,086	-	76,086
Provisions		6,758	-	6,758	8,518	-	8,518	9,499	-	9,499	18,004	-	18,004
Deferred tax liabilities	i	21,174	(4,784)	16,390	19,944	(4,664)	15,280	15,382	(4,544)	10,838	14,223	(4,453)	9,770
Non-current liabilities		103,920	(4,784)	99,136	76,699	(4,664)	72,035	103,715	(4,544)	99,171	108,313	(4,453)	103,860
Total liabilities		236,756	(4,784)	231,972	230,662	(4,664)	225,998	262,342	(4,544)	257,798	324,498	(4,453)	320,045
Share capital		30,538	-	30,538	30,538	-	30,538	30,673	-	30,673	30,798	-	30,798
Reserves	i & ii	91,890	(1,738)	90,152	107,140	3,165	110,305	125,749	7,387	133,136	119,375	(25,357)	94,018
Total shareholders' equity		122,428	(1,738)	120,690	137,678	3,165	140,843	156,422	7,387	163,809	150,173	(25,357)	124,816
Total liabilities and shareholders' equity		359,184	(6,522)	352,662	368,340	(1,499)	366,841	418,764	2,843	421,607	474,671	(29,810)	444,861
Net current assets		21,179	-	21,179	15,745	-	15,745	40,177	-	40,177	30,918	-	30,918
Total assets less current liabilities		226,348	(6,522)	219,826	214,377	(1,499)	212,878	260,137	2,843	262,980	258,486	(29,810)	228,676

Notes to the Unaudited Financial Information of Saia-Burgess Group prepared in accordance with the accounting policies of Johnson Electric Group:

(i) Accounting for land & buildings

Under the accounting policies of Saia-Burgess Group, land and buildings are shown at fair value, based on periodic valuations, less subsequent depreciation for buildings. Increases in the carrying amount arising on revaluation of land and buildings, net of the related deferred tax liabilities, are credited to fair value reserves in shareholders' equity. Decreases that offset previous increases of the same asset are charged against fair value reserves directly in equity. All other decreases are charged to the income statement. Each year the difference between depreciation based on the revalued carrying amount of the asset charged to the income statement and depreciation based on the asset's original cost is transferred from fair value reserve to retained earnings.

Under the accounting policies of Johnson Electric Group, land and buildings are stated at cost less accumulated depreciation and impairment losses. Freehold land is not amortized.

The adjustments to the consolidated financial information of Saia-Burgess Group are set out below:

Consolidated balance sheets

	As at 31 December			As at 30 September
Decrease in	**2002**	**2003**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Property, plant and equipment	(23,457)	(23,056)	(22,770)	(22,472)
Deferred tax liabilities	(4,784)	(4,664)	(4,544)	(4,453)
Reserves	(18,673)	(18,392)	(18,226)	(18,019)

(ii) Accounting for retranslation of goodwill on consolidation of a foreign operation

Under the accounting policies of Saia-Burgess Group, goodwill and fair value arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate at each balance sheet date.

In accordance with the transitional provisions of Hong Kong Accounting Standard 21 "The Effect of Changes in Foreign Exchange Rates", Johnson Electric Group has not adopted this policy retrospectively and only applies this policy to acquisitions occurred on or after 1 April 2005. For acquisitions occurred before 1 April 2005, goodwill and fair value adjustments arising on the acquisition of a foreign entity were translated at the exchange rates ruling at the transaction dates.

The adjustments to the consolidated financial information of Saia-Burgess Group are set out below:

Consolidated balance sheets

				As at
		As at 31 December		**30 September**
Increase/(decrease)	**2002**	**2003**	**2004**	**2005**
	CHF'000	*CHF'000*	*CHF'000*	*CHF'000*
Intangible assets	16,935	21,557	25,613	(7,338)
Reserves	16,935	21,557	25,613	(7,338)

(B) Report on the adjustments made in arriving at the Unaudited Financial Information of Saia-Burgess Group in accordance with the accounting policies of Johnson Electric Group



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

27 January 2006

The Directors
Johnson Electric Holdings Limited

Dear Sirs,

We set out below our report on the adjustments (the "Adjustments") made in arriving at and computation of the unaudited consolidated financial information of Saia-Burgess Electronics Holding AG ("Saia-Burgess") and its subsidiaries ("Saia-Burgess Group") as at 31 December 2002, 2003 and 2004 and 30 September 2005, and for each of the three years ended 31 December 2002, 2003 and 2004 and for the nine months ended 30 September 2004 and 2005 ("Unaudited Financial Information") as set out in Appendix III of the circular of Johnson Electric Holdings Limited (the "Company") dated 27 January 2006 in connection with the public tender offer for the entire issued share capital (other than Treasury Shares) of Saia-Burgess by the Company (the "Circular"). The Unaudited Financial Information has been prepared on a basis consistent with the accounting policies of the Company in preparing its unaudited interim financial statements for the six months ended 30 September 2005 ("Interim Financial Statements").

Responsibilities

The directors of the Company are responsible for the preparation of the Unaudited Financial Information. The Unaudited Financial Information is arrived at after making adjustments to the consolidated financial information of Saia-Burgess Group which is prepared in accordance with International Financial Reporting Standards and the accounting policies of Saia-Burgess Group as set out in the accountants' report in Appendix II of the Circular.

It is our responsibility to form an opinion on the adjustments made in arriving at and computation of the Unaudited Financial Information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants. The engagement did not involve independent examination of any of the underlying financial information. Our work consisted primarily of agreeing the unadjusted financial information set out in Appendix III of the Circular with the consolidated financial information included in the accountants' report of Saia-Burgess Group as set out in Appendix II of the Circular, considering the Adjustments by comparing the accounting policies of Saia-Burgess Group included in the accountants' report set out in Appendix II of the Circular and that of the Company in preparing its Interim Financial Statements and checking the arithmetic accuracy of the computation of the Unaudited Financial Information.

Opinion

Based on the results of the foregoing work, in our opinion:

(a) the unadjusted financial information as set out in Appendix III of the Circular is properly extracted from the consolidated financial information included in the accountants' report of Saia-Burgess Group as set out in Appendix II of the Circular;

(b) the Adjustments made in arriving at the Unaudited Financial Information reflect, in all material respects, differences between the accounting policies of Saia-Burgess Group which are included in the accountants' report as set out in Appendix II of the Circular and the accounting policies of the Company in preparing its Interim Financial Statements; and

(c) the computation of the Unaudited Financial Information is arithmetically accurate.

Yours faithfully
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The following unaudited pro forma statement of assets and liabilities of the Enlarged Group is prepared by the Directors of the Company.

For illustrative purposes only, set out below is the unaudited pro forma statement of assets and liabilities of the Enlarged Group as at 30 September 2005 to show the effect of the Acquisition on the assets and liabilities of the Enlarged Group as if it had taken place on 30 September 2005.

The unaudited pro forma statement of assets and liabilities of the Enlarged Group is based on the unaudited consolidated balance sheet of the Group as at 30 September 2005 as extracted from the published interim financial report set out in Appendix I of the circular and the unaudited financial information of Saia-Burgess Group in accordance with accounting policies of Johnson Electric's policies as at 30 September 2005, as set out in Appendix III to this circular, after making pro forma adjustments as set out in Notes 1 to 3 below.

The unaudited pro forma statement of assets and liabilities of the Enlarged Group has been prepared for illustrative purposes only and because of its nature, it may not give a true picture of the financial position of the Enlarged Group had the Acquisition actually been completed as at 30 September 2005 or at any future date.

(A) UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP

	Johnson Electric Group as at 30 September 2005 US$'000	Saia-Burgess Group under accounting policies of Johnson Electric Group as at 30 September 2005 CHF'000 (Note 1)	Saia-Burgess Group under accounting policies of Johnson Electric Group as at 30 September 2005 US$'000 (Note 2)	Pro forma adjustments US$'000	Note	Pro forma Enlarged Group US$'000
ASSETS						
Non-current assets						
Intangible assets	46,522	58,456	45,252	491,108	3(ii)	582,882
Property, plant and equipment	242,268	127,406	98,626	–		340,894
Investment properties	9,825	–	–	–		9,825
Leasehold land	26,180	–	–	–		26,180
Jointly controlled entities	15,909	–	–	–		15,909
Associated companies	32	2,079	1,609	–		1,641
Available-for-sale financial assets	7,256	–	–	–		7,256
Derivative financial instruments	–	668	517	–		517
Investment in finance leases	156	–	–	–		156
Deferred tax assets	28,285	9,149	7,082	–		35,367
	376,433	197,758	153,086	491,108		1,020,627
Current assets						
Stocks and work in progress	169,502	81,158	62,825	–		232,327
Trade and other receivables	305,982	147,462	114,152	–		420,134
Other financial assets at fair value through profit or loss	45,070	–	–	–		45,070
Tax recoverable	3,534	–	–	–		3,534
Bank balances and cash	173,661	18,483	14,308	–		187,969
	697,749	247,103	191,285	–		889,034
Current liabilities						
Trade and other payables	186,274	114,523	88,653	–		274,927
Current portion of long term loans	148	–	–	–		148
Tax payable	11,709	12,632	9,779	–		21,488
Bank loans and overdrafts	12,812	89,030	68,919	523,704	3(i)	605,435
	210,943	216,185	167,351	523,704		901,998
Net current assets	486,806	30,918	23,934	(523,704)		(12,964)
Total assets less current liabilities	863,239	228,676	177,020	(32,596)		1,007,663
Non-current liabilities						
Long term loans	2,665	76,086	58,899	–		61,564
Other provisions	16,063	18,004	13,937	–		30,000
Deferred tax liabilities	16,292	9,770	7,563	64,025	3(ii)	87,880
	35,020	103,860	80,399	64,025		179,444
NET ASSETS	828,219	124,816	96,621	(96,621)		828,219

Notes to the unaudited pro forma statement of assets and liabilities of the Enlarged Group:

1. The balances are extracted from the unaudited financial information of Saia-Burgess Group in accordance with accounting policies of Johnson Electric Group set out in Appendix III and have been reclassified to conform with the presentation format of the Group.

2. For the purpose of the pro forma statement of assets and liabilities, the balances stated in Swiss Francs have been translated to US dollar at an exchange rate of CHF 1 = US$0.7741.

3. For the purpose of preparing the unaudited pro forma statement of assets and liabilities of the Enlarged Group, the pro forma adjustments represent the following:

   (i) the aggregate purchase consideration is CHF677 million (equivalent to approximately US$524 million). The consideration is financed by way of a bridge loan of CHF677 million (equivalent to approximately US$524 million) which shall be repaid in full six months after the date of the Offer Document; and may be extended for a further six months at the option of the Company subject to certain conditions being fulfilled.

   (ii) recognition of intangible assets (including goodwill), before any impairment testing, of CHF634 million (equivalent to approximately US$491 million), being the excess of the aggregate purchase consideration of CHF677 million (equivalent to approximately US$524 million) over the aggregate of the net assets of the Saia-Burgess Group under the accounting policies of Johnson Electric Group as at 30 September 2005 of CHF125 million (equivalent to approximately US$97 million) and the related estimated deferred tax liabilities of CHF83 million (equivalent to approximately US$64 million) arising on recognition of intangible assets. The deferred tax liabilities are calculated based on the estimated fair value of intangible assets as at 1 November 2005 with reference to a draft report from an independent valuer and the average tax rate prevailing in the respective countries where the Saia-Burgess Group operates.

   The unaudited pro forma statement of assets and liabilities presented above is for illustrative purposes only. The Company is in the course of assessing the fair values of assets and liabilities of Saia-Burgess Group. The final amounts of the aggregate consideration, the fair values of the assets and liabilities of Saia-Burgess Group and intangible assets (including goodwill) will be different from those amounts as presented above.

4. No adjustment has been made to reflect any trading result or other transactions of Johnson Electric Group and Saia-Burgess Group entered into subsequent to 30 September 2005.

(B) REPORT ON UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

27 January 2006

The Directors
Johnson Electric Holdings Limited

Dear Sirs

We report on the unaudited pro forma statement of assets and liabilities of Johnson Electric Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") and Saia-Burgess Electronics Holding AG ("Saia Burgess") and its subsidiaries (hereafter collectively referred to as the "Enlarged Group") set out on pages 156 to 158 under the heading of Unaudited Pro Forma Statement of Assets and Liabilities of the Enlarged Group in Appendix IV of the Company's Circular dated 27 January 2006 (the "Unaudited Pro Forma Statement of Assets and Liabilities") in connection with the public tender offer for the entire issued share capital (other than Treasury Shares) of Saia-Burgess by the Company (the "Acquisition"). The Unaudited Pro Forma Statement of Assets and Liabilities has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Acquisition might have affected the relevant financial information of the Group as at 30 September 2005.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Statement of Assets and Liabilities in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Technical Release 18/98 "Pro Forma Financial Information – Guidance for the preparers under the Listing Rules" issued by the Institute of Chartered Accountants in England and Wales.

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Statement of Assets and Liabilities and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Statement of Assets and Liabilities beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work with reference to the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Statement of Assets and Liabilities with the directors of the Company.

Our work does not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements and Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants, and accordingly, we do not express any such assurance on the Unaudited Pro Forma Statement of Assets and Liabilities.

The Unaudited Pro Forma Statement of Assets and Liabilities has been prepared on the bases set out on pages 156 to 158 of the Company's Circular for illustrative purposes only and, because of its nature, it may not be indicative of the financial position of the Group at any future date.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Statement of Assets and Liabilities has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Statement of Assets and Liabilities as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Yours faithfully
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

A. Interests of Directors and Chief Executive

As at the Latest Practicable Date, the Directors and chief executive of the Company had the following interests in the Shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Division 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Companies and which are required to be entered in the register required to be kept under section 352 of the SFO:

	Shares of the Company of HK$0.0125 each	
Name	**Personal Interests**	**Other Interests**
Wang Koo Yik Chun	–	2,183,600,640 *(Notes a & b)*
Peter Stuart Allenby Edwards	–	100,000 *(Note c)*
Patrick Blackwell Paul	50,000	–

Notes:

a. These shares are held, directly or indirectly, by the trustees of various trusts associated with the Wang family.

b. Duplications of shareholdings occur among and between the parties shown below under Section B Interests of Shareholders Discloseable Pursuant to the SFO.

c. These shares are held under a trust of which Peter Stuart Allenby Edwards is one of the beneficiaries.

B. Interests of Shareholders Discloseable Pursuant to the SFO

Save as disclosed below, the Directors are not aware of any other person (other than a Director or chief executive of the Company or his/her respective associate(s)) who, as at the Latest Practicable Date, had an interest or short position in the Shares of the Company which would fall to be disclosed to the Company under the provision of Divisions 2 and 3 of Part XV of the SFO:–

Name of Shareholder	Capacity	Number of Shares held	Approximate % of shareholding
Ms. Wang Koo Yik Chun	Beneficiary of family trusts	2,135,600,640 *(Notes a & b)*	58.13
HSBC International Trustee Limited	Trustee	947,282,000 *(Notes a & c)*	25.78
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note a)*	24.15
HSBC Trustee (Guernsey) Limited	Trustee	358,972,480 *(Note a)*	9.77
Ceress International Investment Corporation	Trustee	223,014,080 *(Note d)*	6.07
Merriland Overseas Limited	Trustee	211,943,040 *(Note e)*	5.77

Notes:

a. The shares in which Ansbacher (Bahamas) Limited and HSBC Trustee (Guernsey) Limited were interested and 937,588,160 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and are included in the shares in which Ms. Wang Koo Yik Chun was interested as referred to above under Interests of Directors and Chief Executive in Section A.

b. The shares in which Ms. Wang Koo Yik Chun was interested as referred to above formed part of the shares referred to in Note a.

c. 941,500 of the shares in which HSBC International Trustee Limited was interested were held through HSBC Trustee (Hong Kong) Limited.

d. The interests of Ceress International Investment Corporation in the Company were duplicated by the interests in the Company held by HSBC Trustee (Guernsey) Limited.

e. The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.

C. Substantial Shareholders in Other Members of the Company

Save as disclosed below, the Directors are not aware of any other person (other than a Director or chief executive of the Company, or his/her respective associate(s)) who, as at the Latest Practicable Date, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of Johnson Electric Group:–

Name of Company	Name of Shareholder	%
Nanomotion Ltd.	Offritage Trustees Ltd	42.40

3. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into or proposes to enter into any service contract with the Company or any of its subsidiaries which does not expire or is not terminable within one year without payment of compensation (other than statutory compensation).

4. COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors (excluding independent non-executive Directors) nor their respective associates had interests in any business which competes or is likely to compete, either directly or indirectly, with any business of the Johnson Electric Group.

5. OTHER INTERESTS

As at the Latest Practicable Date:

(a) none of the Directors had any interest, either direct or indirect, in any assets which have been, since 31 March 2005, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Enlarged Group, or are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group; and

(b) none of the Directors was materially interested in any contract or arrangement entered into by any member of the Enlarged Group which is subsisting as at the Latest Practicable Date and is significant in relation to the business of the Enlarged Group.

6. MATERIAL CONTRACTS

The following contracts, not being contracts entered in the ordinary course of business, have been entered into by the Johnson Electric Group within two years preceding the Latest Practicable Date and which are or may be material:

(a) an agreement executed on 26 August 2005 between Saia-Burgess and the Company governing the making of the Offer;

(b) the Loan Agreement;

(c) the Parlex Agreement; and

(d) the Offer Document

7. LITIGATION

In August 2001, a claim for damages was made in the Lowndes County Circuit Court in Mississippi against a subsidiary of the Johnson Electric Group and over ten other third party defendants for personal injury and property damage in a lawsuit pertaining to environmental contamination involving an automotive parts manufacturing facility in Columbus, Mississippi, USA which was purchased in 1999 and closed down in November 2001. No amount of damages was specified in the complaint.

On or about 30 December 2002, counsel representing the plaintiffs in the above-described lawsuit filed additional complaints in the Lowndes County Circuit Court on behalf of approximately 1,000 plaintiffs against the same subsidiary of the Johnson Electric Group and the same co-defendants named in the above-described case. The new complaints raise allegations similar to the above-described complaint. On or about 9 September 2003, the claims against the subsidiary of the Johnson Electric Group were dismissed without prejudice for lack of service of process. During February and March 2004, plaintiffs filed amended complaints in these actions which were answered by the subsidiary of the Johnson Electric Group.

In 2004, seven new actions were filed in the Lowndes County Circuit Court on behalf of approximately 100 plaintiffs against similar defendants as in the pending actions. Plaintiffs in the new actions are represented by different counsel but their complaints raise similar allegations. These complaints name the same subsidiary as in the above-described lawsuits and also name Johnson Electric Holdings Limited, who has contested personal jurisdiction in these actions.

In August 2004, counsel for plaintiffs in all of the actions informed the Special Master assigned to handle pre-trial proceedings of their intention to dismiss plaintiffs' personal injury claims and to proceed with property damage and punitive damages claims on behalf of a subset of plaintiffs who, to date, remain unidentified. In December 2005, approximately 1,105 plaintiffs were dismissed from the litigation leaving approximately 275 plaintiffs in the litigation.

In January 2005, these actions were re-assigned to a new judge who set a trial date of March 2006. Currently, the claims of the four plaintiffs in the first case filed in August 2001 are set to be tried then. It is possible that a few other plaintiffs' claims will be consolidated with these claims for trial.

Although the plaintiffs initially opposed the Company's motion to dismiss for lack of personal jurisdiction, they ultimately agreed to entry of an order in each case to voluntarily dismiss the Company without prejudice. These orders were signed by the judge on 23 December 2005, and were filed on 5 January 2006.

The Johnson Electric Group is vigorously defending all actions on behalf of the subsidiary of the Johnson Electric Group. In addition, the Johnson Electric Group has asserted claims for indemnity against prior owners. Because discovery is still ongoing, the Johnson Electric Group is unable at this time to predict with certainty the ultimate outcome of this litigation. The Johnson Electric Group has not made any provisions in its financial statements in respect of the litigation described above.

8. EXPERT AND CONSENT

PricewaterhouseCoopers, Hong Kong and PricewaterhouseCoopers AG, Switzerland, each a firm of Certified Public Accountants, have given and have not withdrawn their respective written consents to the issue of this circular with inclusion of their reports or letters and references to their names in the form and context in which they appear.

As at the Latest Practicable Date, neither PricewaterhouseCoopers, Hong Kong nor PricewaterhouseCoopers AG, Switzerland had any shareholding in the Johnson Electric Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Johnson Electric Group, nor did they have any interest, direct or indirect, in any assets which had, since 31 March 2005, being the date to which the latest published audited accounts of the Company were made up, been acquired or disposed of by or leased to the Enlarged Group, or were proposed to be acquired or disposed of by or leased to the Enlarged Group.

9. NO MATERIAL ADVERSE CHANGE

Save as disclosed in this circular and as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Johnson Electric Group since 31 March 2005, being the date to which the latest published audited accounts of the Company were made up.

10. GENERAL

(a) The secretary of the Company is Ms. Susan Yip Chee Lan, an associate member of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(b) The qualified accountant of the Company is Mr. Wesley Chan Chi Tat, a Certified Public Accountant and a fellow member of The Association of Chartered Certified Accountants.

(c) The principal share registrar of the Company is The Bank of Bermuda Limited at Bank of Bermuda Building, 6 Front Street, Hamilton HM11, Bermuda and the branch registrar is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.

(d) The English text of this circular will prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, N.T., Hong Kong up to and including 17 February 2006:

(a) the Company's Memorandum of Association and Bye-Laws;

(b) the material contracts referred to in the paragraph headed "Material contracts" in this appendix;

(c) the annual reports of the Company for the years ended 31 March 2004 and 2005 and the interim report of the Company for the six months ended 30 September 2005;

(d) the accountants' report on the Saia-Burgess Group, the text of which is set out in Appendix II to this circular;

(e) the letter from PricewaterhouseCoopers, Hong Kong in relation to adjustments to the unaudited financial information of the Saia-Burgess Group as set out in Appendix III to this circular;

(f) the letter from PricewaterhouseCoopers, Hong Kong in relation to the unaudited pro forma statement of assets and liabilities of the Enlarged Group as set out in Appendix IV to this circular;

(g) the letter of consents referred to under the section headed "Expert and consent" in this appendix; and

(h) the circular dated 29 September 2005 issued by the Company in connection with the Parlex Agreement.

此乃要件　請即處理

閣下如對本通函任何方面**有任何疑問**，應諮詢閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之德昌電機控股有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。


JOHNSON
ELECTRIC

德昌電機控股有限公司

（在百慕達註冊成立之有限公司）

（股份代號：179）

Gatebrook Limited

（在塞浦路斯註冊成立之有限公司）

主要交易
以投標方式公開收購
Saia-Burgess Electronics Holding AG
全部已發行股本
（庫存股份除外）之建議

德昌電機控股有限公司財務顧問


citigroup
corporate and
investment banking

二零零六年一月二十七日

目 錄

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「收購」	指	本公司根據收購建議透過Gatebrook收購Saia-Burgess股份
「董事會」	指	董事會
「本公司」	指	德昌電機控股有限公司，一家在百慕達註冊成立的有限公司，其股份於聯交所上市
「條件」	指	董事會函件內一分節「收購建議之條件」所列出之條件
「董事」	指	本公司董事
「Gatebrook」	指	Gatebrook Limited，一家在塞浦路斯註冊成立的有限公司，為本公司的間接全資附屬公司
「國際財務報告準則」	指	國際財務報告準則
「德昌電機集團」及「本集團」	指	本公司及其附屬公司
「最後實際可行日期」	指	二零零六年一月二十三日
「貸款協議」	指	本公司於二零零五年八月二十五日就一項為數最高達7億瑞士法郎（約5.48億美元）之過渡性貸款，與放款人花旗銀行（香港分行）簽訂的過渡性貸款協議
「上市規則」	指	聯交所證券上市規則
「重大不利影響」	指	單獨或連同其他事件或事故，導致或可能導致以下後果的任何事件或事故：

- 未扣除利息、稅項及攤銷前盈利下跌470萬瑞士法郎（相等於Saia-Burgess二零零四年年報所載，Saia-Burgess集團於二零零四年財政年度的綜合未扣除利息、稅項及攤銷前盈利的10%）或以上；或

- 綜合收入下跌2,840萬瑞士法郎（相等於Saia-Burgess二零零四年年報所載，Saia-Burgess集團於二零零四年財政年度的綜合收入的5%）或以上；或

- Saia-Burgess的綜合權益下跌1,720萬瑞士法郎（相等於Saia-Burgess二零零五年中期業績報告所載，Saia-Burgess於二零零五年六月三十日的綜合權益的10%）或以上

「收購建議」	指	以投標方式公開收購所有由公眾持有之Saia-Burgess登記股份的建議
「收購建議文件」	指	於二零零五年八月二十七日或其前後在瑞士刊印的文件，當中列出收購建議之條款、條件及細則等，並且（在適用情況下）載有本公司發出或代表本公司發出的綜合文件
「收購建議有效期」	指	初步收購建議期限：由二零零五年九月十五日至二零零五年九月二十八日止，以及額外接納期限：由二零零五年十月三日至二零零五年十月十四日止
「收購價」	指	以淨現金1,060瑞士法郎（約830美元）收購Saia-Burgess每股面值50瑞士法郎（約39美元）的登記股份
「Parlex」	指	Parlex Corporation，一家在美國馬薩諸塞州設立的公司
「Parlex協議」	指	本公司、J.E.C. Electronics Sub One Inc.、J.E.C. Electronics Sub Two Inc.與Parlex訂立的協議，協議日期為二零零五年八月十八日，據此，本公司收購Parlex全部已發行及流通在外的普通股股份
「Saia-Burgess」	指	Saia-Burgess Electronics Holding AG，一家註冊辦事處位於瑞士的瑞士公司
「Saia-Burgess集團」	指	Saia-Burgess及其附屬公司
「Saia-Burgess股份」	指	收購建議涉及之Saia-Burgess每股面值50瑞士法郎的登記股份

「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司於聯交所上市之普通股
「聯交所」	指	香港聯合交易所有限公司
「Sumida」	指	Sumida Corporation
「Sumida收購建議」	指	Sumida於二零零五年七月二十二日刊發以每股950瑞士法郎的價格收購所有剩餘Saia-Burgess股份的建議
「瑞士證交所法案」	指	瑞士證券交易所及證券交易的聯邦法案(一九九五年三月二十四日)
「庫存股份」	指	Saia-Burgess及其附屬公司持有Saia-Burgess每股面值50瑞士法郎的登記股份

除本通函另有註明外,本通函內所有已折算為美元的財務資料,均按二零零六年一月二十日每瑞士法郎兑0.78345美元的適用匯率折算。此等換算僅為方便讀者參考而進行,不應因而推斷該等數額已經、有可能或可以按上述匯率或任何其他匯率,甚至或者可以折算為美元。



德昌電機控股有限公司

(在百慕達註冊成立之有限公司)

(股份代號:179)

非執行董事:
汪顧亦珍
(名譽主席)
Peter Stuart Allenby Edwards*
Patrick Blackwell Paul*
Arkadi Kuhlmann*
史美倫*
Oscar De Paula Bernardes Neto*
汪建中
Michael John Enright*

執行董事:
汪穗中*JP*
(主席及行政總裁)
汪詠宜
(副主席)
汪立忠

* *獨立非執行董事*

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要營業地址:
香港新界大埔
大埔工業邨
大順街6-22號
德昌大廈

敬啟者:

引言

董事會於二零零五年八月二十六日宣佈,本公司於二零零五年八月二十六日同意透過本公司一間接全資附屬公司Gatebrook提出以投標方式的公開收購建議,收購Saia-Burgess全部已發行股本(庫存股份除外)。二零零五年十一月十七日,董事會再行宣佈收購建議條件已達致,而收購也已於二零零五年十一月十七日根據收購建議條款完成。

根據上市規則,收購建議構成本公司的一項主要交易。一群有密切聯繫(見上市規則第14.45條所規定之定義)而共持有2,132,210,800股股份,並佔本公司已發行股本58.04%

的股東，已於二零零五年八月二十四日，按上市規則的規定，以書面形式批准收購建議。本通函旨在向閣下提供有關收購之進一步資料、以及上市規則指明之其他資料。

收購建議

本公司已於收購建議有效期內，透過Gatebrook提出收購建議，收購全部Saia-Burgess每股面值50瑞士法郎（約39美元）的已發行股份，包括動用現有的有條件股本於收購建議有效期結束前發行的所有Saia-Burgess股份。為免生疑問，收購建議不適用於庫存股份，而日後出售Saia-Burgess股份也不受限制。

因此，收購建議最多可收購655,973股Saia-Burgess股份，詳情如下：

截至二零零五年八月二十五日已發行的Saia-Burgess股份	615,950股
動用有條件股本於收購建議有效期結束前可發行Saia-Burgess股份的最高數量	40,550股
減：庫存股份	(527)股
收購建議中可收購Saia-Burgess股份的最高數量	655,973股
於收購建議有效期結束時已發行的Saia-Burgess股份的數量	643,200股

根據收購建議，Gatebrook已收購638,231股Saia-Burgess股份，相當於收購建議有效期結束時已發行的所有Saia-Burgess股份之99.23%。

收購建議作價

Gatebrook以每股淨現金1,060瑞士法郎（約830美元）收購Saia-Burgess股份。因此，Gatebrook已就收購建議而購入之638,231股Saia-Burgess股份，支付價格總額676,524,860瑞士法郎（約530,023,402美元）。倘根據適用瑞士法律（見本通函「對Saia-Burgess的意向」一節）而強制收購目前並非由Gatebrook持有之4,969股Saia-Burgess股份，則將須以現金額外支付5,267,140瑞士法郎（約4,126,541美元）。

收購價已反映的溢價約為：

- 較Sumida收購建議提出的每股Saia-Burgess股份收購價950瑞士法郎（約744美元）高出11.58%；

- 較二零零五年六月三十日前三十個交易日(Sumida向所有Saia-Burgess股東提出收購建議而刊登預先通告的期間)瑞士證券交易所所報的Saia-Burgess股份平均開市價高出41.3%；

- 較Saia-Burgess於緊接收購建議通告日期前一日(即二零零五年八月二十五日)的收市價高出7.6%；及

- 較Saia-Burgess於二零零六年一月二十三日的收市價高出2.9%。

以下列出瑞士證券交易所以往所報的Saia-Burgess股份價格：

	二零零二年	二零零三年	二零零四年	二零零五年
	(瑞士法郎)			
最高價	520	472	733	1,093
最低價	330	220	462	627.50

資料來源：　彭博

收購價是由本公司與Saia-Burgess經公平磋商後釐定。雙方曾考慮多項因素,包括(但不限於)Saia-Burgess以往的財務表現、Saia-Burgess在業內的競爭地位,以及一投資銀行向Saia-Burgess董事會提出的獨立公平意見。董事認為收購價以及收購建議的條款與條件公平合理,而收購建議也符合本公司及本公司股東的整體利益。

截至最後實際可行日期,共有643,200股已登記的Saia-Burgess股份。根據Saia-Burgess股份收市價為每股1,060瑞士法郎(約830美元)(即收購價)計算,Saia-Burgess全部已發行股本(庫存股份除外)總值約為6.82億瑞士法郎(約5.34億美元)。

撥款及支付代價

本公司進行收購建議所需的融資,乃來自內部資金以及由下述銀行為此收購建議提供的貸款融資。

於二零零五年八月二十五日,本公司以借款人身份就一項最高達7億瑞士法郎(約5.48億美元)的過渡性貸款,與作為放款人之花旗銀行(香港分行)簽訂一項過渡性貸款協議。根據貸款協議之條款,是項貸款(如有按貸款協議借予本公司)須於收購建議文件之日期(或公開宣佈收購建議的日期,以較早者為準)後六個月內全數償還,但在若干條

件得到履行的情況下，本公司可選擇將還款期延長六個月。是項貸款融資的目的之一是為收購建議提供資金，及／或支付收購Saia-Burgess股份所須繳付的印花稅。董事在考慮到建議收購的規模後認為，是項貸款協議的條款乃屬公平合理。

根據貸款協議，倘合計直接及間接持有本公司已發行股本58.13%權益的多個家族酌情信託，不再直接或間接實益擁有本公司至少50.1%並無抵押權益的已發行股本及股份權益，或不再擁有本公司的管理控制權，則屬違約之舉。如出現上述任何情況，貸款（如有按貸款協議借出）或須於接獲要求時立即到期償還。汪顧亦珍女士為多個家族酌情信託的受益人，此等信託直接或間接持有本公司已發行股本合計58.13%的權益。

本公司已就將過渡性貸款轉為一有期貸款再融資的事宜與多家銀行進行磋商。於本通函日期之時，本公司已收到若干全數承擔有期貸款融資之建議，本公司預期將於未來數月落實詳細貸款安排。

收購建議之條件

收購建議已於二零零五年十一月十七日達成下列所有條件：

(a) Gatebrook於收購建議有效期結束時，所獲有效接納建議的Saia-Burgess股份，與Gatebrook及本公司於收購建議有效期結束時可能持有的Saia-Burgess股份相加，須為328,251股（即按完全攤薄基準計算的全部Saia-Burgess股份的50%，另加一股）；

(b) 所有適用於收購的等候期已經屆滿或終止，而所有監管合併活動的主管機關亦已批准或通過收購，而毋須彼等或其集團成員公司符合任何對彼等存在或可能有重大不利影響的條件或要求；

(c) Saia-Burgess股東大會已議決取消公司組織章程細則內將每名股東（不論該股東持有多少股數）的投票權限於已發行投票權5%以內的規定，即刪除第4(2)條的第2句和第3句、第4(3)條全文、第4(6)條內（中文譯文）「參與限制或」及「2」的字眼及第4(8)條內「參與限制或」的字句；

(d) 按上述第(c)項條件對Saia-Burgess公司組織章程細則所作的修訂，已正式載入商業登記冊內；

(e) Saia-Burgess股東大會須已有效選舉兩名由Gatebrook指派的人士作為Saia-Burgess董事會成員，而唯一條件是該項收購建議在任何方面均已變為無條件；

(f) 對於Gatebrook循收購建議或其他途徑所收購的所有Saia-Burgess股份，Saia-Burgess董事會須已決議將Gatebrook登記為擁有投票權的股東，而唯一條件是該項收購建議在任何方面均已變為無條件；

(g) 任何主管法院或政府機構並無發出決定或命令以阻礙收購建議付諸實行；

(h) 直至收購建議有效期結束為止，並無發生而Saia-Burgess亦無披露Gatebrook經諮詢Saia-Burgess董事會後所委任的國際認可獨立會計師行或投資銀行認為會構成重大不利影響的事件或事故；及

(i) Saia-Burgess股東大會並無通過價值4,440萬瑞士法郎（約3,480萬美元）或以上的合併或分拆交易，或Saia-Burgess任何普通、法定或有條件的股本增加（本條款乃用以限制Saia-Burgess為防止合併行為而採取的若干策略）。

收購建議完成

收購建議條件已於二零零五年十一月十七日或之前達成。638,231股Saia-Burgess股份（相當於收購建議有效期結束時已發行的所有Saia-Burgess股份之99.23%）已經購入，並已於二零零五年十一月十七日就所購入的Saia-Burgess股份支付收購價。至此，收購已於二零零五年十一月十七日根據收購建議條款完成。

適用於收購建議的法律

是項收購建議，連同由其產生或與其有關的權利和責任，均受瑞士法律管轄。是項收購建議產生或與其有關的所有爭議均以蘇黎世為唯一司法管轄地。

免除責任

根據本公司與Saia-Burgess在二零零五年八月二十六日簽訂的有關提出收購建議之協議，假如收購建議取得成功並變成無條件，本公司同意，在受適用法律規限下，免除並促使Saia-Burgess集團全體成員免除Saia-Burgess各公司之董事及Saia-Burgess集團管

理人員所承擔的任何責任，惟是項條款並不適用於董事及集團管理人員蓄意或嚴重疏忽之行為或失職。本條款保障董事不會因過往任何行為所產生的責任（如有）而引致本公司向其提出索償，並於二零零五年十一月十七日完成收購時生效。

有關對SAIA-BURGESS失效競爭性收購建議的資料

二零零五年六月三十日，Sumida旗下一全資附屬公司宣佈，有意提出收購所有流通在外的Saia-Burgess股份。Sumida披露於二零零五年七月一日持有Saia-Burgess的24.5%股權。Sumida其後宣佈已增持Saia-Burgess的股權至佔其全部已發行股份的26.12%，並可憑著購入的認股權增購3.26%已發行股份。二零零五年七月二十二日，Sumida Holding Germany GmbH 刊登收購建議，以每股950瑞士法郎（約744美元）的作價收購所有餘下的Saia-Burgess股份。Saia-Burgess董事會已拒絕Sumida收購建議。Sumida收購建議的有效期由二零零五年八月八日開始，至二零零五年九月二十一日結束。二零零五年八月十一日，Saia-Burgess董事會刊登獨立公平意見，並重申建議Saia-Burgess股東反對Sumida收購建議。理由乃基於獨立公平意見，該意見認為Sumida收購建議所提價格過低及商業原因。

關於SAIA-BURGESS的資料

Saia-Burgess為一家瑞士公司，其註冊辦事處設在瑞士Murten。Saia-Burgess的股本現達32,160,000瑞士法郎，分為643,200股登記股份，每股面值50瑞士法郎。此等股本已繳足股款。Saia-Burgess股份於瑞士證券交易所上市，惟現正進行自願除牌（見本通函「對Saia-Burgess的意向」一分節）。

Saia-Burgess在歐洲、北美洲、非洲及亞洲自設生產設施及銷售網絡。Saia-Burgess集團專注於汽車及工業領域的高增長市場以及基礎設施自動化業務。產品重點為開發和生產開關掣、傳動裝置、電子產品及電子控制器。於截至二零零四年十二月三十一日止的財政年度，Saia-Burgess錄得5.684億瑞士法郎的銷售額。

關於本公司的資料

本公司是全球最大的微型馬達及集成馬達系統供應商之一，服務全球各地從事汽車配件、電動工具、家用電器、商業器材、影音設備及個人護理產品行業的客戶。德昌電機集團總部設於香港，在全球14個國家僱用超過32,000名員工，截至二零零五年三月三十一日止的財政年度，錄得11.44億美元的營業額。

本公司由已故的汪松亮先生於一九五九年創立，是香港優質微型馬達製造業的先驅。一九六零年代初期，香港電動玩具業蓬勃發展，令本公司因規模經濟效益而獲益，並得以建立以低成本生產高品質直流電微型馬達和交流電馬達的專業技術。一九八二年，本公司將生產設施移往中國沙井。此後，本公司大幅擴充，目前在14個國家僱用超過32,000名員工，其中大多數都在中國內地從事生產工作。本公司在香港、意大利、中國內地、日本、以色列及美國均設有設計工程中心。

一九八四年，本公司在聯交所上市，現為恒生指數成份股之一。本公司亦是摩根士丹利資本國際指數的成份股，並且在美國設有一項有保薦的美國預託證券計劃。

德昌電機集團下設三個業務集團，分別是商業馬達集團、汽車配件馬達集團，以及零件及服務集團。

- 商業馬達集團分為四個業務單位，各單位專注於特定的市場領域，包括電動工具、商業器材及個人產品、家用電器及影音設備。

- 汽車配件馬達集團分為五個業務單位，集中於支援各主要汽車部件市場，如車身器材、動力傳輸管理、底盤制動器、車廂環境及動力散熱。

- 零件及服務集團專注於生產馬達用的塑料及金屬零件、工具及生產設備。

所有業務集團均得到企業職能部門的支援，包括工程、財務、供應鏈服務、品質保證、人力資源、銷售及市場策略。

本公司的目標是為股東和客戶增值。本集團之業務策略專注於與客戶緊密合作，務求以合符效率及效能的模式，生產符合甚或超越產品最終用家要求的馬達。四十多年來，本公司不斷投資，以發展專業馬達技術、擴大產品範圍，以及建立世界級的環球業務。

本公司的主要財務目標是投資於具有優越增長前景，且德昌電機集團能充分利用本身大部分資源和能力的市場及產品領域，以取得最高的長期現金流量。

收購原因

本公司是全球最大的微型馬達和集成馬達系統供應商之一，客戶遍及全球汽車配件、電動工具、家用電器、商業器材、影音設備及個人護理產品行業，多年來透過擴展現有業務和向外收購取得業務增長。

Saia-Burgess專注於汽車、工業及基礎設施自動化市場增長中的領域，並於擁有優質客戶基礎的獨特應用市場佔有領導市場地位。Saia-Burgess擁有領導全球市場的步進馬達技術。步進馬達是應用於高精度定位的獨特產品。此外，Saia-Burgess亦製造汽車和工業用的電磁線圈、開關掣、感應器和控制器等。

在此次收購中，一家領導市場的全球微型馬達製造商與一家領導市場的全球步進馬達製造商合併，以締造可善用各公司主要實力的強大平台。透過Saia-Burgess，經擴大集團將能夠提供更全面的電動馬達產品系列，以及更多元化的電子及電器配件。透過擴大產品組合，經擴大集團將有機會結合不同配件，以藉著共同創新提供更多的增值系統方案。

Saia-Burgess與歐洲及美國客戶有着深厚關係，而本公司則在亞洲和美國擁有強大業務，再加上產品種類的增加，經擴大集團將在客戶和地區覆蓋方面享有不少交叉銷售及策略市場推廣機會。本公司深信，這將推動特別是中國、日本及韓國等亞洲地區以及歐洲與美國市場的增長。

收購完成後令本公司將可即時接觸Saia-Burgess所用嶄新機電技術。研發和生產等專業知識的提升，加上共同採購、原材料採購及其他方面的規模經濟效益，亦應會使雙方受惠。

因此，本公司相信，收購將會提升收益增長潛力，而經擴大集團利潤率亦可因經營規模及預期協同效益增加而有所增長。收購務求提升德昌電機集團長遠前景，符合本公司晉身世界領先馬達製造商的目標。這將有助於本公司達致為股東及客戶增值的目標。

德昌電機集團財務及業務前景

本公司主要財政目標為通過投資於具備優厚增長潛力，且德昌電機集團可善用其龐大資源及實力的市場及產品領域，提升長遠現金流量。

預期收購將大大提高本公司於其所有擴展市場領域的市場地位。憑藉多元化產品以及遍及全球的強大客戶關係，經擴大集團已準備就緒，自馬達界的龐大增長商機中受惠。

在本公司核心微型馬達業務方面，本公司繼續採取專注於改善業務與素質的策略，務求為客戶開發更多創新產品，而於採購零件、優化供應鏈以及減省開支等範疇，Saia-Burgess有潛在節省成本的空間。假以時日，於動力分系統的新產品開發及於提供更高增值解決方案方面將具備龐大收入協同效益之潛力。

儘管在短期內，集團將繼續面對物料價格高企的挑戰，惟管理層深信，德昌電機集團定能以積極及有效的措施，控制營運成本。

收購的財務影響

收購建議有效期結束時，德昌電機集團已購入所有已發行Saia-Burgess股份的99.23%。因此，Saia-Burgess集團財務業績將綜合計入本公司財務業績內。

對盈利的影響

誠如本通函附錄二Saia-Burgess集團會計師報告所載，截至二零零五年九月三十日止九個月，Saia-Burgess集團之股東所佔虧損為490萬瑞士法郎。務請注意，由於英國退休金計劃終止而作出特高退休金撥備，加上德國稅務機關於期內進行稅務審核後而就可能產生的德國稅項作出撥備，Saia-Burgess近期表現受到負面影響。該期間業績亦因就Sumida敵意收購而採取防禦措施之成本而受到負面影響。

是項收購可能因下列各項影響德昌電機集團盈利：

- Saia-Burgess集團營運的貢獻；
- 盈利因節省成本及收益之協同效益而增加；
- 由於在收購日期確認的無形資產攤銷，而令盈利減少；及
- 由於收購所需額外債務的利息付款增加，而令盈利減少。

有關調整及其影響之進一步詳情，請參閱本通函第15及16頁「毛利」及「溢利淨額」兩節。

對資產及負債的影響

於二零零五年九月三十日，本公司錄得綜合資產淨值約8.28億美元（或按每股基準計算，則約為22.5美仙）。於二零零五年九月三十日，本公司綜合資產及負債分別為10.74億美元及2.46億美元。誠如本通函附錄四「經擴大集團未經審核備考資產及負債報表」一節所述，倘收購於二零零五年九月三十日完成，經擴大集團之資產淨值將不會有任何變動，而經擴大集團之資產及負債將分別為19.09億美元及10.81億美元。

由於Saia-Burgess集團於收購日期之實際可資識別資產及負債公平值，或會與編製本通函附錄四所載「經擴大集團未經審核備考資產及負債報表」所用公平值有重大差異，故收購產生之實際已確認可資識別資產與負債以及商譽，或會與本通函所示金額不同。

資產負債狀況及營運資金

在收購前，德昌電機集團業務主要由其內部產生之資金撥付。截至二零零五年九月三十日，德昌電機集團基本上並無負債，現金及等同現金項目為1.99億美元。

誠如本通函附錄四「經擴大集團未經審核備考資產及負債報表」一節所述，倘收購於二零零五年九月三十日完成，經擴大集團備考借貸總額將約為6.67億美元（包括一過渡性貸款5.24億美元之收購融資安排），現金及等同現金項目將約為2.14億美元，而股東權益將約為8.28億美元。經擴大集團備考資產負債比率（按扣除現金及等同現金項目之

借貸總額相對股東權益計算）將約為55%。本公司已就將過渡性貸款轉為有期貸款再融資的安排與多家銀行展開磋商。

對Saia-Burgess的意向

本公司支持Saia-Burgess現行的策略和商業計劃，並有意與Saia-Burgess攜手制訂聯合策略，以發揮彼此的技術優勢和客戶基礎，達致優勢互補。

於本通函日期，根據收購，本公司為638,231股Saia-Burgess股份（相當於收購建議有效期結束時所有已發行Saia-Burgess股份的99.23%）的實益擁有人。本公司擬取消Saia-Burgess股份於瑞士證券交易所上市，並根據瑞士證交所法案第33條收購剩餘股份規定，要求註銷餘下的Saia-Burgess股份。本公司已於二零零五年十一月底，向瑞士法院提交有關註銷餘下Saia-Burgess股份的申請。本公司已獲其瑞士法律顧問知會，法院將於瑞士商業憲報刊登註銷Saia-Burgess股份的聲明通告三次，餘下股東加入訴訟的最後時限為於首次刊登日期起計不少於三個月內。法院於二零零五年十二月九日首次刊登有關請求書，而本公司預期致使註銷餘下Saia-Burgess股份生效的法院頒令將於二零零六年四月生效。餘下的Saia-Burgess股份被註銷時，將向Gatebrook重新發行相同數目的Saia-Burgess股份，Gatebrook須按收購價支付股份價格，而原有Saia-Burgess股份被註銷的股東，則可按收購價向Saia-Burgess索償。就取消上市而言，本公司已於二零零五年十二月十二日向瑞士證券交易所提出申請取消Saia-Burgess股份上市地位。瑞士證券交易所於二零零六年一月四日知會本公司，取消上市的申請已獲批准，條件為瑞士法院註銷餘下的Saia-Burgess股份。本公司擬於註銷餘下的Saia-Burgess股份後，在可行情況下盡快取消其上市地位。緊接註銷後，本公司將成為643,200股Saia-Burgess股份，即相當於Saia-Burgess全部已發行股本的實益擁有人。

管理層對SAIA-BURGESS的討論

以下為摘錄自本通函附錄二Saia-Burgess集團會計師報告有關Saia-Burgess之財務資料概要：

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎* (未經審核)	*千瑞士法郎*
銷售額	468,874	490,248	568,350	425,612	463,374
毛利	129,309	133,193	155,367	119,436	107,816
營業溢利	33,840	33,121	41,768	32,764	13,410
未計所得稅前溢利	31,935	29,408	37,115	29,528	5,944
所得稅	(8,733)	(7,707)	(9,951)	(7,903)	(10,820)
Saia-Burgess權益持有人所佔溢利(虧損)	23,202	21,701	27,164	21,625	(4,876)

截至二零零五年九月三十日止九個月的財務表現(與截至二零零四年九月三十日止同期相比)

經營業績

銷售額

在二零零五年首九個月內，Saia-Burgess錄得之銷售額由二零零四年首九個月之4.256億瑞士法郎增長8.9%至4.634億瑞士法郎。後者數字包括受美元疲弱帶來對外匯之負面影響為數260萬瑞士法郎或0.6%。

毛利

截至二零零五年九月三十日止九個月期間的毛利為1.078億瑞士法郎(二零零四年首九個月：1.194億瑞士法郎)。由於有關英國退休金計劃於九月終止之若干特殊開支(600萬瑞士法郎)以及額外存貨及保證撥備(1,050萬瑞士法郎)，故期內毛利受到了負面影響。

溢利淨額

截至二零零五年九月三十日止九個月期間的營業開支為9,440萬瑞士法郎，較去年同期增加770萬瑞士法郎。二零零五年數字包括英國退休金計劃總開支840萬瑞士法郎的餘額240萬瑞士法郎及取消Sumida收購建議之費用160萬瑞士法郎。

經詳細檢討過MiCS MicroChemical Systems SA業務計劃及前景後，撇銷430萬瑞士法郎至Saia-Burgess於其之35%投資的面值，故截至二零零五年九月三十日止九個月期間的營業溢利受到負面影響。

截至二零零五年九月三十日止九個月期間的融資費用增至320萬瑞士法郎（二零零四年首九個月：290萬瑞士法郎）。這是由於在二零零四年年中為撥付收購Bühler傳動器部門所需資金而增加貸款。融資費用包括於二零零五年九月底的貸款匯兑換算收益140萬瑞士法郎（二零零四年首九個月：20萬瑞士法郎）。

截至二零零五年九月三十日止九個月期間的未計所得税前溢利為590萬瑞士法郎，而去年同期則為2,950萬瑞士法郎。然而，誠如上文所載，於二零零五年，就終止英國退休金計劃、存貨及保證撥備、取消Sumida收購建議及撇銷Saia-Burgess於MiCS MicroChemical Systems SA之投資錄得特殊開支合共2,480萬瑞士法郎，惟預期不會再次錄得有關開支。

截至二零零五年九月三十日止九個月期間的虧損淨額為490萬瑞士法郎（二零零四年首九個月：溢利2,160萬瑞士法郎）。有關虧損主要由於德國税務機關於期內進行税務審核後而就可能產生的德國税項作出之撥備730萬瑞士法郎所致。

財政狀況

流動資金及資本資源

截至二零零五年九月三十日止九個月，綜合現金結餘由2,210萬瑞士法郎減少360萬瑞士法郎至1,850萬瑞士法郎。

同期營運資金變動前之經營現金流量減少1,010萬瑞士法郎。此減少乃因除税前收入減少，而該減少未能全數為折舊開支增加或長期撥備增加所抵銷。

經營業務所得之現金流量包括營運資金由7,670萬瑞士法郎增至1.141億瑞士法郎。此增加主要由於在二零零五年十月一日進行一項收購，惟為數2,600萬瑞士法郎有關此項收購之資金卻已於二零零五年九月三十日提取，該筆款項於財務報表內列作預付款項，亦與為應付銷售額增加而於主要生產設施增加存貨的需求相關。使用大量現金資源部分被應付貨款及應收增值税增加所抵銷。

與二零零四年同期相比，截至二零零五年九月三十日止九個月期間的經營業務所得之現金流量減少510萬瑞士法郎，主要由於税項付款由550萬瑞士法郎增至790萬瑞士法郎，以及利息成本因於二零零四年第三季收購Bühler傳動器部門由250萬瑞士法郎增至350萬瑞士法郎。

投資活動之現金流出由截至二零零四年九月三十日止九個月期間的6,050萬瑞士法郎減至二零零五年同期的4,670萬瑞士法郎。於二零零五年九月三十日入賬之投資項目包括動用2,600萬瑞士法郎於二零零五年十月一日收購CEI Ltd以及聯營公司資本增加。由於銷售額增加需要額外工具與生產線應付，故廠房及機器設備投資增加250萬瑞士法郎至1,950萬瑞士法郎。

融資活動產生之現金流入減少1,060萬瑞士法郎，乃由於與二零零四年同期進行兩項收購相比，截至二零零五年九月三十日止九個月期間之收購價值較低，以致融資需求較低。

資產及資本結構

債務淨額增加3,810萬瑞士法郎，乃由於Saia-Burgess於二零零五年九月底提取過渡性貸款，以支付收購CEI Ltd所需資金。該筆貸款須於二零零六年四月前償還，而條款則與Saia-Burgess長期貸款相同。

截至二零零四年十二月三十一日止年度財務表現（與截至二零零三年十二月三十一日止年度相比）

經營業績

銷售額

於二零零四年，銷售額上升15.9%至5.684億瑞士法郎（二零零三年：4.902億瑞士法郎）。以當地貨幣計算的扣除收購後增幅為8.0%。按部門劃分的銷售額計算，汽車、工業及控制器部門分別佔銷售額54.2%、33.5%及12.3%。

於二零零四年，貨幣貶值對銷售額的影響為430萬瑞士法郎（二零零三年：980萬瑞士法郎）或0.9%（二零零三年：2.1%）。按當地貨幣計算，內部銷售額增幅為8.0%。透過引入新產品及應用產品以及擴展其地域覆蓋範圍，Saia-Burgess能夠進軍新市場及鞏固其市場地位。於二零零四年，收購為經貨幣調整銷售額帶來4,290萬瑞士法郎（8.8%）。

儘管增幅各有不同，於各主要市場的銷售額均有增長。就地區銷售額而言，歐盟、歐洲其他地區、北美洲及世界其他地區分別佔銷售額的67.2%、6.5%、20.2%及6.1%。

毛利

整體而言，Saia-Burgess集團毛利增加2,220萬瑞士法郎至1.554億瑞士法郎（二零零三年：1.332億瑞士法郎），邊際毛利則由27.2%增加0.1個百分點至27.3%。收購產生的額外毛利為710萬瑞士法郎。扣除收購後，邊際毛利為28.2%。

邊際毛利有所改善乃基於多項因素：汽車部門方面，邊際利潤較馬達為高的開關製及門鎖分系統所佔比重增加；工業部門方面，價格及生產力上升。採購原料採取特定措施抵銷了二零零四年原料價格上漲部分影響。生產成本方面，進一步優化及銷售額增長減省固定成本，銷售價格所承受壓力因而減輕。所收購業務毛利預期將於全面整合時增加。

溢利淨額

主要成本變動的原因如下：原料成本增加的主要原因為汽車部門引入新產品。由於在低成本國家擴展生產設施，人力開支佔銷售額比例因而減少。

整體而言，營業開支由1.001億瑞士法郎增加13.5%至1.136億瑞士法郎。增加乃主要由於收購（510萬瑞士法郎）及有關整合Otehall業務的一筆過開支（180萬瑞士法郎）以及北美洲設施減少及遷移。

銷售及市場推廣成本由3,940萬瑞士法郎增加5.3%至4,150萬瑞士法郎。於市場推出新產品（特別是控制器部門）以及銷售及市場推廣活動有所增加，導致了開支的增加，大部分被銷售架構優化所抵銷。收購僅造成輕微影響。研發開支由2,820萬瑞士法郎增加10.4%至3,120萬瑞士法郎，主要由於汽車部門多項新開發項目及收購（120萬瑞士法郎）所致。研發開支佔銷售額5.5%。行政及其他營業開支由3,240萬瑞士法郎增加26.2%至4,090萬瑞士法郎，經扣除因收購而增加的330萬瑞士法郎及重組成本220萬瑞士法郎後，增幅為9.3%。除整體成本因銷售額增長而上漲外，Hatvan設施的改善工程亦產生相關額外基礎成本。經營業務產生的貨幣貶值影響為250萬瑞士法郎，與去年相同。聯營公司投資虧損淨額為50萬瑞士法郎（二零零三年：虧損淨額70萬瑞士法郎）。聯營公司投資虧損淨額包括MiCS MicroChemical Systems SA按比例虧損及商譽攤銷120萬瑞士法郎（二零零三年：180萬瑞士法郎），部分被亞洲公司收入70萬瑞士法郎（二零零三年：110萬瑞士法郎）所抵銷。

融資費用由300萬瑞士法郎增加40.0%至420萬瑞士法郎。有關增加乃因收購而增加貸款以及倫敦銀行同業拆息由0.9厘增至1.0厘所致。Saia-Burgess已經以利率衍生工具對沖部分利率風險。公平值調整及按比例攤銷交易成本於融資費用列賬,亦為費用增加的原因之一。

收入淨額由2,170萬瑞士法郎增加25.3%至2,720萬瑞士法郎。

財政狀況

流動資金及資本資源

於二零零四年,綜合現金結餘由2,350萬瑞士法郎減少140萬瑞士法郎至2,210萬瑞士法郎。

營運資金變動前經營現金流量增加930萬瑞士法郎。該增加乃由於未扣除利息、稅項、折舊及攤銷前盈利增加,該等增長主要受到銷售額增長帶動。

經營業務所得之現金流量包括營運資金由5,620萬瑞士法郎增至7,670萬瑞士法郎。增加部分由於收購所致,惟亦與為應付銷售額增加而於主要生產設施增加存貨相關。使用大量現金資源部分被預付工具款項及應收增值稅提供的現金所抵銷。

與去年相比,經營業務所得之現金流量減少230萬瑞士法郎,主要由於稅項由650萬瑞士法郎增至940萬瑞士法郎。儘管借貸增加,由於再融資在業務年度年中才完成,而利率繼續處於低水平,故利息所用資金僅微升40萬瑞士法郎。

於二零零四年,投資活動之現金流出由2,630萬瑞士法郎增至7,130萬瑞士法郎。有關款項包括物業、廠房及機器設備投資淨額2,780萬瑞士法郎(二零零三年:2,380萬瑞士法郎)、聯營公司股息收入40萬瑞士法郎(二零零三年:90萬瑞士法郎)及收購資源分配淨額4,390萬瑞士法郎(二零零三年:340萬瑞士法郎)。

物業、廠房及機器設備投資增加540萬瑞士法郎,主要由於就產能提升提供資金及於美國市場開發新一代「Matchbox」步進馬達生產線所致。收購資源分配淨額4,390萬瑞士法郎包括MiCS MicroChemical Systems SA注資增加90萬瑞士法郎(二零零三年:100萬瑞士法郎)、Saia-Burgess Cetronic AG最後一期付款250萬瑞士法郎(二零零三年:90萬瑞士法郎)及兩項於二零零四年進行的收購所用資金:即Bühler傳動器部門之3,390萬瑞士法郎;及Sick/Stegmann同步馬達及馬達齒輪箱業務之650萬瑞士法郎。

融資活動產生之現金流入自二零零三年增加4,640萬瑞士法郎，主要與就年內完成兩項收購所取得資金有關。為取得收購所需額外資金約4,000萬瑞士法郎，於二零零四年六月二十五日，將現有銀行債務進行再融資。根據新貸款協議，營運資金的信貸額亦增加1,000萬瑞士法郎。

經扣除收購所得流動現金（指經營業務所得現金流量減投資活動之現金流量）由2,640萬瑞士法郎減少670萬瑞士法郎至1,970萬瑞士法郎。營運資金變動前現金流量增加，並不足以應付營運資金及投資活動增加所需。

資產及資本結構

由於銀行信貸融資進行再融資，債務淨額因而增加2,430萬瑞士法郎，惟Saia-Burgess集團繼續自瑞士法郎兑美元的匯率向好獲益。為減低貨幣風險，新貸款合共約4,000萬瑞士法郎乃按所收購公司的貨幣（美元及歐元）借貸。再融資及新造貸款須於五年內償還。於二零零四年，債務增加8.2個百分點至69.4%。股東權益增加1,870萬瑞士法郎，惟仍不足以抵銷借貸對資產負債造成的影響。

截至二零零三年十二月三十一日止年度財務表現（與截至二零零二年十二月三十一日止年度相比）

經營業績

銷售額

於二零零三年，Saia-Burgess集團銷售額增加4.6%至4.902億瑞士法郎（二零零二年：4.689億瑞士法郎）。經貨幣調整後，銷售額增加6.7%至5.00億瑞士法郎。

就按部門劃分的銷售額而言，汽車、工業及控制器部門分別佔銷售額51.5%、35.5%及13%。

於特別是瑞士法郎兑美元及英鎊匯率持續強勢的年度內，匯率變動令綜合銷售額減少980萬瑞士法郎或2.1%。

按當地貨幣計算，內部銷售額增幅為4.5%。透過推出新產品及應用產品以及擴展其地域覆蓋範圍，Saia-Burgess能夠進軍新市場及鞏固其市場地位。

收購為銷售額帶來1,020萬瑞士法郎（2.2%），而收購TH-Contact對銷售額帶來最大影響（810萬瑞士法郎）。

就按地區劃分的銷售額而言，歐盟、歐洲其他地區、北美洲及世界其他地區分別佔銷售額65.5%、9.6%、18.8%及6.1%。德國銷售額增長乃由於汽車部門銷售額大幅增加，以及有關部門業務自法國移至德國。北美洲因匯率及主要於上半年疲弱的經濟環境而受到嚴重影響。

毛利

整體毛利增加390萬瑞士法郎至1.332億瑞士法郎（二零零二年：1.293億瑞士法郎）。邊際毛利由27.6%減少0.4個百分點至27.2%。因收購產生的額外毛利300萬瑞士法郎(0.6%)全數被匯率負面影響330萬瑞士法郎(0.7%)所抵銷。在並無收購及不包括匯率影響的情況下，毛利應為28.0%。持續成本的優化過程，及最近收購TH-Contact及Saia-Burgess Cetronic AG業務所帶來理想的銷售額利潤增長，都不能彌補主要由於開發新產品帶來之原料成本上漲及匯率不利變動的影響。

溢利淨額

Saia-Burgess集團營業開支由9,550萬瑞士法郎增加4.8%至1.001億瑞士法郎。按固定匯率計算，有關開支增加6.7%。效率及重組計劃減省銷售及市場推廣開支，由3,990萬瑞士法郎減少1.3%至3,940萬瑞士法郎。由於進行多個項目，故研發成本由2,680萬瑞士法郎增加5.2%至2,820萬瑞士法郎。行政及其他營運開支由2,870萬瑞士法郎增加12.9%至3,240萬瑞士法郎，主要來自業務變現的匯兑虧損為250萬瑞士法郎（二零零二年：40萬瑞士法郎）。

主要成本項目各有變化。汽車部門推出新產品，導致所耗用原料成本大幅增加。另一方面，由於在低成本國家設立新生產線，人力成本佔銷售額百分比進一步下降。

聯營公司虧損淨額為70萬瑞士法郎（二零零二年：溢利40萬瑞士法郎）。聯營公司虧損淨額包括所佔MiCS MicroChemical Systems SA虧損及商譽攤銷180萬瑞士法郎（二零零二年：130萬瑞士法郎）及亞洲公司收入80萬瑞士法郎（二零零二年：170萬瑞士法郎）以及於二零零三年七月一日出售柏豐（微開關）有限公司 25%權益而變現的收益淨額30萬瑞士法郎。

淨融資成本由230萬瑞士法郎增至300萬瑞士法郎，反映利率進一步下調及貸款換算收益140萬瑞士法郎（二零零二年：350萬瑞士法郎）所致。由於財務管理良好，主要貸

款之倫敦銀行同業拆息的息差由1.3厘降至0.9厘。於二零零三年，Saia-Burgess集團稅率由27.6%減至27.0%，主要原因為德國集團稅基擴闊及若干其他公司適用稅率下調。同時，一家主要匈牙利附屬公司的免稅期屆滿。

溢利淨額較去年減少6.5%，為2,170萬瑞士法郎（二零零二年：2,320萬瑞士法郎）。

財政狀況

流動資金及資本資源

於二零零三年，綜合現金結餘增加30萬瑞士法郎至2,350萬瑞士法郎。

營運資金變動前經營現金流量改善60萬瑞士法郎。有關變動不單反映銷售額增加，亦反映成本壓力，尤以匯率不利變動為甚。

於二零零三年，經營業務所得之現金包括營運資金由5,410萬瑞士法郎增至5,620萬瑞士法郎。與去年相比，現金需求於存貨量及應收貨款增加反映，該等增長主要由於二零零三年第四季銷售額較高所致。存貨量增加亦由於所收購公司接收存貨以及以於匈牙利及中國開設新生產廠房所致。

經營業務所得之現金流量包括利息的現金流出440萬瑞士法郎（二零零二年：590萬瑞士法郎）及稅項650萬瑞士法郎（二零零二年：1,390萬瑞士法郎）。由於利率下調，利息的現金流出減少150萬瑞士法郎。已付稅項較去年減少740萬瑞士法郎，乃由於二零零二年另支付較早期間的最終評稅。

於二零零三年，投資活動之現金流量由2,420萬瑞士法郎增至2,630萬瑞士法郎。有關款項包括資本開支2,380萬瑞士法郎（二零零二年：2,040萬瑞士法郎）、自聯營公司收取股息90萬瑞士法郎（二零零二年：30萬瑞士法郎）及經扣除撤資後收購所用現金340萬瑞士法郎（二零零二年：390萬瑞士法郎）。

資本開支增加340萬瑞士法郎，主要由於匈牙利業務擴展、德國的新開關掣自動化生產線及於瑞士增添自動化汽車馬達生產線。

收購所用現金淨額減少50萬瑞士法郎至340萬瑞士法郎（二零零二年：390萬瑞士法郎）。有關款項包括於MiCS MicroChemical Systems SA額外投資（100萬瑞士法郎）、收購Otehall業務及資產（230萬瑞士法郎）、TH-Contact相關額外成本（50萬瑞士法郎）及

出售柏豐（微開關）有限公司25%權益所收取現金（130萬瑞士法郎），亦包括於二零零三年就購買Saia-Burgess Cetronic AG支付的90萬瑞士法郎。Saia-Burgess Cetronic AG的總購買價460萬瑞士法郎（經扣除現金40萬瑞士法郎）當中，分期付款120萬瑞士法郎已於二零零二年支付，餘額250萬瑞士法郎則於二零零四年到期。

於二零零三年，融資活動之現金流量由1,220萬瑞士法郎增至2,290萬瑞士法郎，主要由於上一年度提取營運資金貸款30萬瑞士法郎（去年為920萬瑞士法郎）及償還貸款1,740萬瑞士法郎（二零零二年：1,470萬瑞士法郎）。

經扣除收購的流動現金（指經營業務之現金流量減投資活動之現金流量）為2,640萬瑞士法郎（二零零二年：2,270萬瑞士法郎）。

資產及資本結構

由於如期還款，Saia-Burgess的淨債務狀況得到了進一步改善。由於銀行貸款及借貸主要以美元及歐元結算，匯兌收益淨額630萬瑞士法郎款額之所以如此龐大，實為瑞士法郎兌美元持續強勢，而兌歐元匯率則疲弱所導致。

主要交易

汪顧亦珍女士為多個家族酌情信託的受益人。此等信託合計直接或間接持有本公司已發行股本58.13%的權益。根據上市規則，是項收購建議構成本公司一項主要交易。一群有密切聯繫（根據上市規則第14.45條所規定之定義）而共持有2,132,210,800股股份，佔本公司已發行股本58.04%的股東已於二零零五年八月二十四日，按上市規則的規定以書面批准收購建議。如果本公司有需要為批准收購建議而召開股東大會，本公司並無須要求股東需要避席投票。經作出一切合理查詢後，據董事會深知並確信，於收購建議完成前，Saia-Burgess及其當時控股股東乃獨立於本公司及其關連人士（根據上市規則所規定之定義）的第三者。於收購建議完成前，本公司及Saia-Burgess並無相同之董事。

附加資料

務請　閣下垂注本通函附錄所載財務及一般資料。

此致

列位股東　台照

承董事會命
汪穗中
主席及行政總裁
謹啟

二零零六年一月二十七日

(A) 三年財務概況

以下為摘錄自本公司有關年報的德昌電機集團截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度各年的綜合財務資料概要。誠如本附錄(c)部分所載本公司二零零五年中期業績報告所披露，德昌電機集團採納多項與其業務相關之新訂／經修訂香港財務報告準則。二零零五年三月三十一日之數字與截至該日止年度的數字已就本概要重新列報，惟以往年度並無重新列報。

	截至三月三十一日止年度		
	二零零三年	二零零四年	二零零五年（重新列報）
	千美元	*千美元*	*千美元*
營業額	955,339	1,050,707	1,143,783
銷售成本	(644,641)	(737,215)	(811,292)
毛利	310,698	313,492	332,491
其他收益淨額	11,006	15,347	19,987
分銷及行政費用	(145,899)	(179,078)	(188,164)
重組費用／撥備	—	(21,290)	(9,992)
營業溢利	175,805	128,471	154,322
融資成本	(883)	(233)	(308)
所佔共同控制實體／聯營公司溢利減虧損	(720)	6,295	3,249
除稅前溢利	174,202	134,533	157,263
稅項	(24,788)	(17,956)	(15,591)
年內溢利	149,414	116,577	141,672
所佔權益：			
本公司權益持有人	149,412	116,577	141,648
少數股東權益	2	—	24
	149,414	116,577	141,672
本公司權益持有人所佔溢利之每股盈利（以每股美仙列示）			
基本	4.07	3.17	3.86
攤薄	4.07	3.17	3.86
股息	61,230	63,585	73,005

	於三月三十一日		
	二零零三年	二零零四年	二零零五年（重新列報）
	千美元	千美元	千美元
資產			
非流動資產			
無形資產	22,421	20,074	43,335
物業、廠房及機器設備	248,501	256,952	244,115
投資物業	–	–	8,356
租賃土地	–	–	27,877
共同控制實體	18,882	16,104	14,921
聯營公司	40	13,163	3,193
投資證券	7,336	7,871	5,818
融資租賃投資	8,538	5,599	426
遞延税項資產	29,188	33,731	30,689
	334,906	353,494	378,730
流動資產			
存貨及在製品	130,541	116,170	160,771
應收貨款及其他應收賬款	213,536	229,582	278,028
其他投資	77,312	117,424	58,813
預繳税項	6,060	5,457	9,168
銀行結餘及現金	115,578	130,908	176,321
	543,027	599,541	683,101
流動負債			
應付貨款及其他應付賬款	171,997	175,280	182,093
長期貸款之流動部分	345	137	92
應付税項	1,769	3,327	4,466
銀行貸款及透支	2,325	11	12,878
	176,436	178,755	199,529
流動資產淨值	366,591	420,786	483,572
資產總額減流動負債	701,497	774,280	862,302
非流動負債			
長期貸款	7,136	2,921	3,018
其他預提費用	13,353	16,144	16,649
遞延税項負債	15,386	21,093	23,268
	35,875	40,158	42,935
淨資產	665,622	734,122	819,367
權益			
股本	5,925	5,925	5,925
儲備	617,303	685,802	760,524
擬派股息	42,390	42,390	51,810
	665,618	734,117	818,259
少數股東權益	4	5	1,108
權益總額	665,622	734,122	819,367

(B) 截至二零零五年三月三十一日止年度之經審核財務報表

以下為德昌電機集團截至二零零五年三月三十一日止年度的經審核賬目連同有關附註，乃摘錄自日期為二零零五年六月十三日本公司截至二零零五年三月三十一日止年度的年報。

綜合損益表

截至二零零五年三月三十一日止年度

	附註	**二零零五年** *千美元*	**二零零四年** *千美元*
營業額	二	1,143,783	1,050,707
銷售成本		(811,292)	(737,215)
毛利		332,491	313,492
其他收入	二	19,987	15,347
分銷及行政費用	三	(188,164)	(179,078)
重組費用／撥備	四	(9,992)	(21,290)
營業溢利	五	154,322	128,471
融資成本	六	(308)	(233)
所佔共同控制實體／聯營公司溢利減虧損		3,249	6,295
除稅前溢利		157,263	134,533
稅項	七	(15,591)	(17,956)
除稅後溢利		141,672	116,577
少數股東權益		(24)	–
股東所佔溢利	八	141,648	116,577
股息	九	73,005	63,585
每股基本盈利（美仙）	十	3.86	3.17
全面攤薄每股盈利（美仙）	十	3.86	3.17

綜合資產負債表
二零零五年三月三十一日結算

	附註	二零零五年 千美元	二零零四年 千美元
資產			
非流動資產			
無形資產	十三	43,335	20,074
物業、廠房及機器設備	十四	280,563	256,952
共同控制實體	十六	14,921	16,104
聯營公司	十七	3,193	13,163
投資證券	十八	5,818	7,871
融資租賃投資	十九	426	5,599
遞延税項資產	二十六	30,689	33,731
		378,945	353,494
流動資產			
存貨及在製品	二十	160,771	116,170
應收貨款及其他應收賬款	二十一	278,028	229,582
其他投資	二十二	58,813	117,424
預繳税項		9,168	5,457
銀行結餘及現金		176,321	130,908
		683,101	599,541
流動負債			
應付貨款及其他應付賬款	二十三	182,093	175,280
長期貸款之流動部分	二十四	92	137
應付税項		4,466	3,327
銀行貸款及透支		12,878	11
		199,529	178,755
流動資產淨值		483,572	420,786
資產總額減流動負債		862,517	774,280
非流動負債			
長期貸款	二十四	3,018	2,921
其他預提費用	二十五	16,649	16,144
遞延税項負債	二十六	21,892	21,093
少數股東權益		1,108	5
		42,667	40,163
淨資產		819,850	734,117
資本及儲備			
股本	二十七	5,925	5,925
儲備	二十八	762,115	685,802
擬派股息	二十八	51,810	42,390
股東權益		819,850	734,117

公司資產負債表

二零零五年三月三十一日結算

	附註	二零零五年 千美元	二零零四年 千美元
資產			
非流動資產			
附屬公司	十五	539,332	534,933
投資證券	十八	5,687	7,871
		545,019	542,804
流動資產			
應收貨款及其他應收賬款		3,251	3,252
銀行結餘及現金		181	96
		3,432	3,348
流動負債			
應付貨款及其他應付賬款		191	151
流動資產淨值		3,241	3,197
淨資產		548,260	546,001
資本及儲備			
股本	二十七	5,925	5,925
儲備	二十八	490,525	497,686
擬派股息	二十八	51,810	42,390
股東權益		548,260	546,001

綜合股東權益變動表

截至二零零五年三月三十一日止年度

	附註	二零零五年 千美元	二零零四年 千美元
總權益年初結存		734,117	665,618
外匯調整	二十八	8,030	13,993
重估盈餘	二十八	462	1,763
未於綜合損益表確認之盈餘淨額		8,492	15,756
股東所佔溢利	二十八	141,648	116,577
出售時變現之重估盈餘	二十八	(822)	(249)
二零零四／二零零三年度 末期股息派發	二十八	(42,390)	(42,390)
二零零五／二零零四年度 中期股息派發	二十八	(21,195)	(21,195)
總權益年終結存		819,850	734,117

綜合現金流量表

截至二零零五年三月三十一日止年度

	附註	二零零五年 千美元	二零零四年 千美元
經營所得之淨現金流入	三十一(甲)	122,820	184,390
投資活動			
購買物業、廠房及機器設備		(60,584)	(47,834)
購買投資證券		(326)	(1,096)
共同控制實體／聯營公司投資		(4,150)	(12,603)
購買其他投資		–	(1,212)
收購附屬公司淨現金支付	三十一(丙)	(38,902)	(5,659)
專利權及開發成本支出		(70)	(285)
融資租賃投資之資本部分		77	311
出售物業、廠房及機器設備		6,441	6,219
出售投資證券		4,520	286
出售其他投資		1,190	1,000
已收利息		2,825	2,138
融資租賃投資收入		22	227
已收共同控制實體之股息		5,015	–
投資之淨現金流出		(83,942)	(58,508)
融資活動			
新有抵押貸款		–	1,921
償還銀行及其他貸款		(146)	(6,673)
已付股息		(63,585)	(63,585)
融資之淨現金流出		(63,731)	(68,337)
現金及等同現金項目之(減少)／增加		(24,853)	57,545
年初之現金及等同現金項目		246,929	189,384
年終之現金及等同現金項目		222,076	246,929
現金及等同現金項目結餘之分析			
其他投資		58,633	116,032
銀行結餘及現金		176,321	130,908
銀行貸款及透支		(12,878)	(11)
年終之現金及等同現金項目		222,076	246,929

賬項附註

一　主要會計政策

本賬目乃根據香港普遍採納之會計原則及香港會計師公會發出的會計準則編製而成。賬目乃根據歷史成本法編製，惟若干投資物業及投資證券乃按公平值列賬。

香港會計師公會頒佈多項新訂及經修訂之香港財務報告準則及香港會計準則「新香港財務報告準則」，於二零零五年一月一日或以後開始之會計期間生效。集團並無於截至二零零五年三月三十一日止年度之財務報表採納新香港財務報告準則。集團已開始評估該等新香港財務報告準則之影響；而初步評估顯示採納新香港財務報告準則對集團的營運業績及財務狀況並不會造成重大影響。

本賬目所採用之主要會計政策如下：

（甲）綜合準則

集團綜合賬目包括本公司及其附屬公司截至三月三十一日止之年度賬項，亦包括本集團從聯營公司及共同控制實體所佔之收購後純利及儲備計算。於年內收購之附屬公司，其業績由收購生效日期起包括在綜合損益賬中。

所有集團內公司間之重大交易及結餘已於綜合賬目內對銷。

少數股東權益指外界股東在附屬公司經營業績及淨資產之權益。

（乙）收益之確認

(i)　銷售收入

銷售貨物所獲收益在擁有權之風險及回報轉移後確認，風險及回報之轉移通常與貨物付運予客戶及所擁有權轉讓同時發生。

(ii)　利息收入

利息收入根據未償還本金額及適用利率按時間比例確認。

(iii)　融資租賃投資之總收入

融資租賃投資之總收入之確認載於賬項附註一（卯）。

(iv)　租金收入

租金收入採用直線法按租期入賬。

(v)　專利費收入

專利費收入以權責發生基準確認。

（丙） 附屬公司

附屬公司指本公司直接或間接控制過半數投票權；有權控制財政及營運決策；委任或撤換董事會大多數成員；或在董事會會議上有大多數投票權之實體。

在本公司之資產負債表內，附屬公司之投資按成本值減去減值虧損撥備列賬。本公司將附屬公司之業績按已收及應收股息入賬。

（丁） 共同控制實體

共同控制實體指集團與其他人士共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面的控制權。

本集團所佔共同控制實體之本年度業績已包括在綜合損益賬中，而集團所佔共同控制實體之資產淨值及收購產生之商譽／負商譽（扣除累計攤銷）則包括在綜合資產負債表中。

（戊） 聯營公司

聯營公司為附屬公司或共同控制實體以外，其股本被持作為長期投資，而本集團對該公司之行政管理可發揮重大影響。

本集團所佔聯營公司之本年度業績已計算在綜合損益賬中，而集團所佔聯營公司之資產淨值及收購產生之商譽／負商譽（扣除累計攤銷）則包括在綜合資產負債表中。

（己） 無形資產

(i) 商譽

商譽指收購成本超出於收購日集團所佔所收購附屬公司／聯營公司／共同控制實體之淨資產之數額。

根據會計準則第30號「企業合併」，於二零零一年一月一日或以後產生之收購商譽計入無形資產，以直線法按其估計可用年期五至二十年期間攤銷。

於二零零一年一月一日前產生之收購商譽已於儲備中撇銷。若該商譽有耗蝕，所產生之任何減值均於損益表中入賬。

(ii) 負商譽

負商譽指本集團所佔所購淨資產之公平值超出收購成本之數額。

於二零零一年一月一日後進行之收購，負商譽於資產負債表內之分類方式與商譽一樣。涉及本集團收購計劃內已識別之預期未來虧損及開支並能可靠地量度之負商譽，於未來虧損及開支可予確認時在損益表確認，惟此等負商

譽不代表收購日之可予識別負債。任何剩餘負商譽，以不超過購入非貨幣性資產之公平值為限，按該等資產餘下之加權平均可用年期在損益表內確認；而超出該等非貨幣性資產公平值之負商譽乃即時於損益表內確認。

在二零零一年一月一日前進行之收購，負商譽已直接計入收購儲備。

(iii) 研究及開發成本

研究成本在發生時作為費用支銷。當能夠證明開發中產品技術之可行性及有意完成該產品，而亦有資源協助、成本可予識別，及有能力出售或使用該資產而能賺取盈利，則將新產品或改良產品之設計及測試之開發所涉及之成本確認為無形資產，並以直線法按其估計可用年期三至八年之期間攤銷，以反映將相關經濟效益確認之模式。不符合上述條件之開發成本在發生時作為費用支銷。已入賬為支出之開發成本不會在往後期間確認為資產。

(iv) 專利權

購入專利權之開支將予資本化，並以直線法按估計可使用年期六至二十年期間攤銷。由於專利權並無活躍市場，故其價值不會進行重估。

(庚) 物業、廠房及機器設備

除投資物業（附註一（壬））外，物業、廠房及機器設備均以成本值減累積折舊及累積減值虧損列賬；永久業權土地不作攤銷；建造中資產不計提折舊。

其他物業、廠房及機器設備採用直線法基準按下列之估計可用年限內將其成本減累積減值虧損攤銷：

租賃土地及樓宇	租約尚餘年期
位於海外之永久業權土地之樓宇及位於香港新界租賃土地之樓宇	二十五年
汽車	五年
工模	七年
電腦設備	四年
機器、設備、傢俬裝置及工具	十年

工模及工具之原始成本會被資產化列作其他資產。日後更換之工模及工具作為生產費用撥入製造費用賬中列支。

棄置或出售物業、廠房及機器設備所得之盈虧，根據出售所得款項淨額與資產賬面值兩者之差額而釐定，並於損益表內列作收入或支出項目。

（辛） 投資證券

(i) 投資證券

投資證券指非上市公司股份權益並按成本值減任何耗蝕虧損準備入賬。

個別投資之賬面值在每年結算日均作檢討，以評估其公平值是否已下跌至低於其賬面值。假如下跌並非短期性，則有關證券之賬面值須削減至其公平值。耗蝕虧損在損益表中列作開支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益表。

(ii) 其他投資

其他投資以公平價值入賬。於每年結算日，因其他投資之公平價值改變而引致未實現之淨盈餘或虧損在損益賬中確認。變賣其他投資之收益或虧損指出售之淨收入和賬面價值的差異，並在其產生時列入損益賬中。

（壬） 投資物業

投資物業乃所持土地樓宇之權益，而該等土地樓宇之建築及發展工程業已完竣，並持作投資之用。

持有之投資物業，若其批租期尚餘超過二十年，每年皆由獨立估值師估值。估值是以有關個別物業之公開市值為計算基準，而土地及樓宇則不設分開列值；所得估值乃包括於年度賬目內。增值部分撥入投資物業重估儲備；減值部分首先以整個投資物業組合為基礎與以前增值之部分對沖，餘額則從經營溢利中列支。任何其後之增值均撥入損益表中，唯最高以先前已扣除之金額為限。

批租期尚餘二十年或以下之投資物業均按尚餘批租期計提折舊。

在出售投資物業時，重估儲備中與先前估值有關之已變現部分，自投資物業重估儲備中撥入損益賬。

（癸） 資產減值

在每年結算日，有形資產及無形資產項內之資產皆透過集團內部及外界所獲得的資訊，評核該等資產有否耗蝕。如有跡象顯示該等資產出現耗蝕，則估算其可收回價值，及在合適情況下將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在損益表入賬。

（子） 存貨及在製品

存貨及在製品按成本及可變現淨值兩者中之較低者入賬。成本值以加權平均法計算，包括原料、直接勞工及全部生產費用之所佔部分。可變現淨值是以估計銷售收入減除估計製成成本及估計銷售支出計算。

（丑） 外幣換算

外幣以下列基準換算：

(i) 以外幣為單位之資產和負債及附屬公司、共同控制實體及聯營公司之資產負債表，均按結算日之匯率換算；而損益表則以本年度平均匯率換算；及

(ii) 在年度內成交之外幣交易，按有關交易日之市場匯率伸算。

外幣換算美元所產生之匯兑差額，均反映於損益表中，惟換算在海外的附屬公司、聯營公司及共同控制實體之投資淨值所產生之匯兑差額則直接列入儲備中。

於出售海外企業時，與該企業有關之累計匯兑差額則計算於損益表內。

（寅） 遞延稅項

遞延稅項採用負債法就資產負債之稅基與它們在賬目之賬面值兩者之短暫時差作全數撥備。遞延稅項採用在結算日已頒佈或實質頒佈之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之短暫時差抵銷而確認。

遞延稅項乃就附屬公司、聯營公司及共同控制實體之短暫時差而撥備，但假若可以控制時差之撥回，並有可能在可預見未來不會撥回則除外。

（卯） 融資租賃投資

租約中資產擁有權之絕大部分風險及回報，除了法定業權外均轉嫁到承租人之租約，均視作融資租賃投資。融資租賃應收賬款，在扣除分配予未來期間之總收益後，列入資產負債表中。

融資租賃下之總收益會分攤到每一會計期間，使每一期間租約之淨投資能有不變之回報率。

（辰） 營運租賃

營運租賃是指擁有資產之風險及回報實質上由出租公司保留之租賃。租賃款額在扣除自出租公司收取之任何獎勵金後，於租賃期內以直線法在損益賬中支銷。

（巳）僱員福利

(i)　界定供款計劃

供款於發生時即列作費用支出，而除香港強制性公積金外，並會減去僱員在未得全部法定利益前而退出該計劃從而放棄的供款。退休計劃之資產與集團之資產分開持有，並由獨立管理基金管理。

(ii)　其他退休成本

其他退休成本指在香港以外之僱員因終止為公司服務而應向彼等支付的服務酬金。該項金額是循現行法例、國家勞務合同及個別公司之協議撥出準備，並根據服務年期、補償方法及通賬率，引用有關方程式計算所得。

(iii)　利潤分享及獎金計劃

當本集團因為僱員已提供之服務而產生現有法律性或推定性的責任，而責任金額能可靠估算時，則將於結算日後十二個月內到期之利潤分享和獎金計劃之預計成本確認為負債入賬。

（午）現金及等同現金項目

現金及等同現金項目包括庫存現金、銀行通知存款、銀行透支及隨時可轉換為現金之高流動性投資，該類投資承受價值轉變之風險不大，而到期日少於三個月。

（未）撥備

當集團因已發生的事件須承擔現有之法律性或推定性的責任，而解除責任時有可能消耗資源，並在責任金額能夠可靠地作出估算的情況下，需確立撥備。當集團預計撥備款可獲償付，例如有保險合約作保障，則將償付款確認為一項獨立資產，惟只能在償付款可實質地確定時確認。

（申）或然負債

或然負債指因已發生的事件而可能引起之責任，此等責任須就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生的事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入賬。

或然負債不會被確認，但會在賬項附註中披露。假若消耗資源之可能性改變導致可能出現資源消耗，此等負債將被確立為撥備。

（酉）分部報告

按照本集團之內部財務報告，本集團之主要業務為馬達製造。本集團選擇按地區分部資料作為分部報告之主要呈報方式。

分部收入、支出、業績、資產及負債包括按生產設施所屬地區直接分配於該分部之項目。資本性開支包括購入無形資產及固定資產的費用，當中包括因收購附屬公司而添置之資產。

二　營業額、收入及分部資料

集團主要從事馬達製造。年內確定之收入如下：

	二零零五年 千美元	二零零四年 千美元
營業額		
馬達銷售	1,143,783	1,050,707
其他收入		
廢料銷售收入	15,667	11,373
利息收入	2,825	2,138
融資租賃投資之總收入	22	227
投資物業之總租金收入	1,384	1,302
專利費收入	89	307
	19,987	15,347
總收入	1,163,770	1,066,054

本集團之業務於三個生產地區經營：

	亞洲 二零零五年 千美元	美洲 二零零五年 千美元	歐洲 二零零五年 千美元	集團 二零零五年 千美元
營業額	783,640	80,880	279,263	1,143,783
營業溢利／(虧損)	158,147	(9,767)	5,942	154,322
融資成本				(308)
所佔共同控制實體及聯營公司溢利減虧損	3,238	–	11	3,249
除稅前溢利				157,263
稅項				(15,591)
除稅後溢利				141,672
少數股東權益				(24)
股東所佔溢利				141,648
分部資產	726,304	42,552	170,588	939,444
投資證券及其他投資				64,631
共同控制實體投資				14,921
聯營公司投資				3,193
遞延稅項資產及預繳稅項				39,857
總資產				1,062,046
分部負債	123,965	9,991	81,882	215,838
遞延稅項負債及應付稅項				26,358
總負債				242,196
重組費用／撥備	2,616	6,958	418	9,992
資本性開支	65,462	3,417	7,229	76,108
折舊	31,055	3,296	10,859	45,210
無形資產之攤銷	1,615	440	1,258	3,313
營業額按客戶地區劃分	382,636	315,325	445,822	1,143,783

	亞洲 二零零四年 千美元	美洲 二零零四年 千美元	歐洲 二零零四年 千美元	集團 二零零四年 千美元
營業額	674,750	95,764	280,193	1,050,707
營業溢利／(虧損)	140,576	(16,268)	4,163	128,471
融資成本				(233)
所佔共同控制實體及聯營公司溢利減虧損	6,314	–	(19)	6,295
除稅前溢利				134,533
稅項				(17,956)
除稅後溢利				116,577
少數股東權益				–
股東所佔溢利				116,577
分部資產	547,018	50,809	161,458	759,285
投資證券及其他投資				125,295
共同控制實體投資				16,104
聯營公司投資				13,163
遞延稅項資產及預繳稅項				39,188
總資產				953,035
分部負債	88,048	13,498	92,952	194,498
遞延稅項負債及應付稅項				24,420
總負債				218,918
重組費用／撥備	4,306	13,650	3,334	21,290
資本性開支	54,009	2,304	7,644	63,957
折舊	27,533	4,316	11,901	43,750
無形資產之攤銷	2,342	154	240	2,736
營業額按客戶地區劃分	317,069	310,861	422,777	1,050,707

三　分銷及行政費用

	二零零五年 千美元	二零零四年 千美元
分銷費用	65,916	70,421
行政費用	122,248	108,657
	188,164	179,078

四　重組費用／撥備

誠如二零零三／零四年度年報所述，本集團已於墨西哥馬塔莫羅斯的製造業務進行重組行動。本年度的重組費用主要包括墨西哥廠房之關閉費用。其他費用主要包括遣散支出及其他結束費用之撥備。

	二零零五年 千美元	二零零四年 千美元
資產撇賬（包括減值撥備）	–	11,819
其他費用	9,992	9,471
總撥備	9,992	21,290

五　營業溢利

營業溢利已計入及扣除以下各項：

	二零零五年 千美元	二零零四年 千美元
計入		
負商譽之攤銷 *（附註十三）*	208	444
利息收入		
－上市投資	537	578
－非上市投資	35	2
－存款	2,253	1,558
其他投資及投資證券之淨變現及未變現收益	3,010	–
匯兑收益淨額	–	3,948
扣除		
物業、廠房及機器設備折舊	45,210	43,750
*減：*列入建造中資產之資本項目	(1,012)	(626)
	44,198	43,124
員工成本（包括董事酬金）	159,569	160,566
*減：*列入建造中資產之資本項目	(2,029)	(1,321)
	157,540	159,245
退休金費用		
－界定供款計劃	2,523	2,424
－其他退休成本淨額 *（附註二十五）*	2,980	5,571
核數師酬金	769	741
商譽之攤銷 *（附註十三）*	1,917	1,660
開發成本及專利權之攤銷 *（附註十三）*	1,604	1,520
資產減值	–	10,794
出售物業、廠房及機器設備之虧損	3,003	2,588
其他投資及投資證券之淨變現及未變現虧損	–	276
匯兑虧損淨額	1,028	–

六　融資成本

	二零零五年 *千美元*	二零零四年 *千美元*
銀行貸款及透支利息	264	212
其他不須於五年內全數償還之債務利息	44	21
	308	233

七　稅項

香港利得稅是根據本年度估計應課稅溢利按稅率百分之十七點五（二零零四年：百分之十七點五）撥出準備。海外稅項按本年度估計應課稅溢利依適用稅率撥出準備。

	二零零五年 *千美元*	二零零四年 *千美元*
本年度稅項		
香港利得稅	(8,599)	(7,407)
海外稅項	(3,789)	(6,255)
往年度準備剩餘／（不足）	1,014	(637)
	(11,374)	(14,299)
遞延稅項 *（附註二十六）*	(3,819)	(2,323)
	(15,193)	(16,622)
所佔聯營公司／共同控制實體之稅項	(398)	(1,334)
	(15,591)	(17,956)

本集團之有效稅率跟香港之稅率之差額如下：

	二零零五年 *百分比*	二零零四年 *百分比*
香港之稅率	17.5	17.5
其他國家不同稅率之影響	1.0	4.6
無須課稅之淨收入	(9.3)	(9.8)
未有確認之稅損	0.7	1.1
有效稅率	9.9	13.4

八　股東所佔溢利

本集團綜合股東所佔溢利為141,648,000美元（二零零四年：116,577,000美元），其中65,844,000美元（二零零四年：4,369,000美元）列入本公司賬內。

詳情載於附註二十八。

九　股息

	二零零五年 千美元	二零零四年 千美元
已派中期息每股0.58美仙（二零零四年：0.58美仙）	21,195	21,195
擬派末期息每股1.41美仙（二零零四年：1.15美仙）	51,810	42,390
	73,005	63,585

於二零零五年六月十三日舉行之會議上，董事建議派發末期股息每股1.41美仙。此項擬派股息並無於本賬目中列作應付股息，惟將於截至二零零六年三月三十一日止年度列作盈餘滾存分派。

十　每股盈利

每股基本盈利及全面攤薄每股盈利乃根據本集團之股東所佔溢利141,648,000美元（二零零四年：116,577,000美元）計算。

每股基本盈利乃根據現已發行股份3,673,788,920（二零零四年：3,673,788,920）股計算。

假設所有未行使之認股權證及購股權皆已行使而被視作無償發行，對全面攤薄每股盈利將無重大影響。

十一　界定供款計劃

本集團於香港設有兩項界定供款計劃，該等計劃分別符合職業退休計劃條例及強制性公積金（「強積金」）計劃條例各自之所有規定。該等計劃之所有資產與本集團之資產分開持有，由獨立管理基金保管。強積金計劃供款根據強積金條例作出，而職業退休計劃供款則按僱員基本薪金之百分之五計算。

本集團亦為美國若干僱員設立其他界定供款退休計劃。

供款於產生時作費用於損益賬內支銷，並可以減少就僱員在取得全數供款前退出職業退休計劃所被沒收之供款。於二零零五年三月三十一日，已沒收供款結餘為1,278,000美元（二零零四年：726,000美元）。

十二　董事及高級管理人員酬金

（甲）董事酬金

	二零零五年 千美元	二零零四年 千美元
袍金	207	262
薪酬及津貼	1,662	2,246
退休金供款	77	8
花紅	5	14
	1,951	2,530

支付董事之酬金組別如下：

酬金組別	董事數目	
	二零零五年	二零零四年
0美元－128,000美元（0港元－1,000,000港元）	9	8
512,001美元－576,000美元（4,000,001港元－4,500,000港元）	2	－
576,001美元－641,000美元（4,500,001港元－5,000,000港元）	1	1
706,001美元－770,000美元（5,500,001港元－6,000,000港元）	－	1
834,001美元－898,000美元（6,500,001港元－7,000,000港元）	－	1

本年度內向獨立非執行董事支付之酬金合共182,000美元（二零零四年：223,000美元）。

本年度內，並無董事就股東於二零零二年七月二十九日所通過之認股權證計劃獲授與認股權證（二零零四年：無）。

（乙） 高級管理人員酬金

五位最高薪人士包括三位董事（二零零四年：三位），其酬金詳情分析如下：

	二零零五年 千美元	二零零四年 千美元
薪酬、津貼及其他福利	2,580	3,229
退休金供款	108	40
花紅	34	72
	2,722	3,341

酬金組別	人員數目	
	二零零五年	二零零四年
385,001美元－450,000美元（3,000,001港元－3,500,000港元）	1	－
450,001美元－514,000美元（3,500,001港元－4,000,000港元）	－	1
514,001美元－576,000美元（4,000,001港元－4,500,000港元）	2	－
576,001美元－641,000美元（4,500,001港元－5,000,000港元）	1	1
641,001美元－706,000美元（5,000,001港元－5,500,000港元）	1	1
706,001美元－770,000美元（5,500,001港元－6,000,000港元）	－	1
834,001美元－898,000美元（6,500,001港元－7,000,000港元）	－	1

十三　無形資產

集團	負商譽		商譽		專利權		開發成本		總計	
	二零零五年 千美元	二零零四年 千美元	二零零五年 千美元	二零零四年 千美元	二零零五年 千美元	二零零四年 千美元	二零零五年 千美元	二零零四年 千美元	二零零五年 千美元	二零零四年 千美元
年初結存	(2,046)	(1,716)	16,918	18,107	2,059	3,300	3,143	2,730	20,074	22,421
外匯調整	(26)	(129)	3	471	123	247	31	160	131	749
添置	－	－	－	－	58	130	12	155	70	285
收購（*附註三十一（乙）*）	－	(645)	26,373	－	－	－	－	－	26,373	(645)
重新分類	－	－	－	－	－	(1,202)	－	1,202	－	－
攤銷支出（*附註五*）	208	444	(1,917)	(1,660)	(650)	(416)	(954)	(1,104)	(3,313)	(2,736)
年終結存	(1,864)	(2,046)	41,377	16,918	1,590	2,059	2,232	3,143	43,335	20,074
成本	(2,945)	(2,919)	47,112	20,987	3,342	3,161	4,866	5,447	52,375	26,676
累積攤銷	1,081	873	(5,735)	(4,069)	(1,752)	(1,102)	(2,634)	(2,304)	(9,040)	(6,602)
年終結存	(1,864)	(2,046)	41,377	16,918	1,590	2,059	2,232	3,143	43,335	20,074

十四 物業、廠房及機器設備

集團

	投資物業	其他物業	機器設備	建造中資產	其他資產*	總計
	千美元	千美元	千美元	千美元	千美元	千美元
成本或估值						
二零零四年四月一日結存	8,945	95,993	437,779	11,027	119,278	673,022
外匯調整	–	873	4,212	53	3,094	8,232
收購附屬公司 *(附註三十一(乙))*	–	7,695	6,602	72	11,530	25,899
添置	–	14,943	17,213	19,071	15,758	66,985
轉撥	–	22	(31,450)	(18,309)	49,737	–
出售	(1,051)	(6,184)	(27,458)	(6)	(11,253)	(45,952)
重估盈餘 *(附註二十八)*	462	–	–	–	–	462
二零零五年三月三十一日結存	8,356	113,342	406,898	11,908	188,144	728,648
累積折舊						
二零零四年四月一日結存	–	32,213	318,161	–	65,696	416,070
外匯調整	–	224	3,346	–	2,145	5,715
收購附屬公司 *(附註三十一(乙))*	–	4,062	3,886	–	8,828	16,776
本年度折舊	–	3,425	23,412	–	18,373	45,210
轉撥	–	–	(30,379)	–	30,379	–
因出售撥回	–	(475)	(25,045)	–	(10,166)	(35,686)
二零零五年三月三十一日結存	–	39,449	293,381	–	115,255	448,085
賬面淨值						
二零零五年三月三十一日結存	8,356	73,893	113,517	11,908	72,889	280,563
二零零四年三月三十一日結存	8,945	63,780	119,618	11,027	53,582	256,952
上述資產之成本或估值分析如下:						
成本	–	113,342	406,898	11,908	188,144	720,292
專業估值－二零零五年	8,356	–	–	–	–	8,356
二零零五年三月三十一日結存	8,356	113,342	406,898	11,908	188,144	728,648

* *其他資產包括設備、傢俬裝置、汽車、工模及工具設備。*

投資物業及其他物業按其賬面淨值分析如下：

集團	二零零五年		二零零四年	
	投資物業	其他物業	投資物業	其他物業
	千美元	千美元	千美元	千美元
在香港持有：				
長期租約(五十年以上)	7,692	–	7,323	–
中期租約(十年至五十年)	664	31,748	1,622	27,608
在海外持有：				
永久物業	–	24,356	–	23,994
中期租約(十年至五十年)	–	17,789	–	12,178
	8,356	73,893	8,945	63,780

投資物業於二零零五年三月三十一日由獨立估值師戴德梁行(註冊專業測量師)按公開市值基準重估。

十五 附屬公司

公司	二零零五年	二零零四年
	千美元	千美元
非上市公司股份原值	479,075	479,096
應收附屬公司款項	457,579	256,910
	936,654	736,006
應付附屬公司款項	(397,322)	(201,073)
	539,332	534,933

主要附屬公司明細列於附註三十三。

十六 共同控制實體

集團	二零零五年	二零零四年
	千美元	千美元
所佔淨資產	14,921	16,104
非上市股份投資，按成本值	9,600	8,500

集團在本年度從共同控制實體所佔溢利減虧損為3,110,000美元(二零零四年：5,172,000美元)。

集團主要共同控制實體明細列於附註三十三。

十七 聯營公司

集團	二零零五年 千美元	二零零四年 千美元
所佔淨資產	2,227	7,694
收購聯營公司產生之商譽	966	5,469
	3,193	13,163
非上市股份投資，按成本值	3,084	12,646

集團在本年度從聯營公司所佔溢利減虧損為139,000美元（二零零四年：1,123,000美元）。

集團主要聯營公司明細列於附註三十三。

十八 投資證券

	集團		公司	
	二零零五年 千美元	二零零四年 千美元	二零零五年 千美元	二零零四年 千美元
非上市股權證券	5,818	7,871	5,687	7,871

十九 融資租賃投資

集團	二零零五年 千美元	二零零四年 千美元
應收租金總額	666	7,142
減：未來期間所佔之總收入	(225)	(1,234)
	441	5,908
減：包括在應收貨款及其他應收賬款中之一年期金額	(15)	(309)
	426	5,599

應收融資租賃之限期如下：

	投資淨額		收入總額		租金總額	
	二零零五年 千美元	二零零四年 千美元	二零零五年 千美元	二零零四年 千美元	二零零五年 千美元	二零零四年 千美元
一年之內	16	309	22	287	38	596
兩年至五年內	74	4,085	78	644	152	4,729
五年以上	351	1,514	125	303	476	1,817
	441	5,908	225	1,234	666	7,142

集團與僱員就租予部分香港租賃物業給這些僱員簽訂協議。根據協議之條文，資產權中絕大部分之風險及回報均轉給有關僱員。因此，有關交易被視作融資租賃項目。

二十 存貨及在製品

集團	二零零五年 千美元	二零零四年 千美元
原料	85,464	50,958
在製品	5,746	4,898
製成品	69,561	60,314
	160,771	116,170

二十一 應收貨款及其他應收賬款

本集團一般給予顧客三十至九十日之信貸期。

應收貨款及其他應收賬款包括應收貨款230,935,000美元（二零零四年：198,817,000美元）。以下為應收貨款之賬齡分析：

集團	二零零五年 千美元	二零零四年 千美元
0-60日	162,647	144,704
61-90日	36,254	39,857
90日以上	32,034	14,256
總計	230,935	198,817

二十二 其他投資

集團	二零零五年 千美元	二零零四年 千美元
非上市投資	24,386	11,158
海外上市投資	34,427	106,266
總計	58,813	117,424

其他投資主要為貨幣市場基金。上市投資以二零零五年三月三十一日之市場價值列賬。

二十三 應付貨款及其他應付賬款

應付貨款及其他應付賬款包括應付貨款128,255,000美元（二零零四年：118,502,000美元）。以下為應付貨款之賬齡分析：

集團	二零零五年 千美元	二零零四年 千美元
0-60日	91,124	88,740
61-90日	15,888	13,447
90日以上	21,243	16,315
總計	128,255	118,502

二十四　長期貸款

集團	二零零五年 千美元	二零零四年 千美元
貸款		
無抵押並五年內不完全償還款項	3,110	3,058
長期貸款之流動部分	(92)	(137)
	3,018	2,921

截至二零零五年三月三十一日，本集團貸款之償還期限如下：

	其他貸款	
	二零零五年 千美元	二零零四年 千美元
一年內	92	137
第二年內	239	146
第三年至五年內	949	485
五年以上	1,830	2,290
	3,110	3,058

貸款須從二零零二年二月至二零一八年十月分期付款。利息以年利率1.5厘至3.2厘計算（二零零四年：1.5厘至3.2厘）。

二十五　其他預提費用

集團	其他退休成本 千美元	其他 千美元	總計 千美元
二零零三年四月一日結存	12,365	988	13,353
外匯調整	1,841	–	1,841
撥備	5,571	–	5,571
動用	(3,633)	(988)	(4,621)
二零零四年四月一日結存	16,144	–	16,144
外匯調整	820	–	820
收購附屬公司	539	–	539
撥備	2,980	–	2,980
動用	(3,834)	–	(3,834)
二零零五年三月三十一日結存	16,649	–	16,649

二十六 遞延稅項

集團	**二零零五年**	**二零零四年**
	千美元	*千美元*
年初結存	12,638	13,802
外匯調整	(16)	1,159
收購附屬公司 *(附註三十一(乙))*	(6)	–
轉撥往損益表 *(附註七)*	(3,819)	(2,323)
年終結存	8,797	12,638

遞延稅項資產因應稅損作確認，而該稅損乃因應未來可能取得之應課溢利而可供動用去抵銷未使用之稅損。本集團有未確認稅損7,834,000美元（二零零四年：7,144,000美元）可結轉以抵銷未來應課收入。未確認稅損中1,665,000美元之使用期限由二零零六年三月至二零一一年三月終止。

年內遞延稅項資產／（負債）之變動如下：

遞延稅項資產／(負債)

	撥備		加速稅項折舊		資產減值		稅損		其他		總計	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
年初結存	(2,562)	1,951	(19,017)	(13,957)	3,702	–	29,363	27,168	1,152	(1,360)	12,638	13,802
外匯調整	(424)	43	–	(118)	–	–	430	996	(22)	238	(16)	1,159
在損益表計入／(扣除)	(918)	(4,556)	(2,391)	(4,942)	(1,072)	3,702	153	1,199	409	2,274	(3,819)	(2,323)
收購附屬公司	–	–	(6)	–	–	–	–	–	–	–	(6)	–
年終結存	(3,904)	(2,562)	(21,414)	(19,017)	2,630	3,702	29,946	29,363	1,539	1,152	8,797	12,638

	二零零五年	**二零零四年**
	千美元	*千美元*
相當於：		
遞延稅項資產	30,689	33,731
遞延稅項負債	(21,892)	(21,093)
	8,797	12,638

二十七 股本

	二零零五 千美元	二零零四 千美元
法定：		
7,040,000,000 股普通股每股面值港幣0.0125元	11,355	11,355
發行及實收：		
3,673,788,920股普通股每股面值港幣0.0125元	5,925	5,925

於二零零五年三月三十一日止，根據二零零二年七月二十九日舉行之股東週年大會通過的認股權證計劃向僱員授出的認股權證如下：

於二零零四年四月一日持有	於年內授出	於年內取消	於二零零五年三月三十一日持有	每股認購價(港幣)	授出日期	開始行使日期	截止行使日期
100,000	–	–	100,000	7.90	17/09/2002	01/08/2004	16/09/2012
100,000	–	–	100,000	7.90	17/09/2002	01/08/2005	16/09/2012
750,000	–	(100,000)	650,000	8.02	17/09/2002	01/08/2004	16/09/2012
750,000	–	(100,000)	650,000	8.02	17/09/2002	01/08/2005	16/09/2012
150,000	–	–	150,000	9.40	10/07/2003	01/07/2005	09/07/2013
150,000	–	–	150,000	9.40	10/07/2003	01/07/2006	09/07/2013
837,500	–	–	837,500	9.65	31/07/2003	01/07/2005	30/07/2013
837,500	–	–	837,500	9.65	31/07/2003	01/07/2006	30/07/2013
100,000	–	–	100,000	10.70	01/08/2003	01/08/2005	31/07/2013
100,000	–	–	100,000	10.70	01/08/2003	01/08/2006	31/07/2013
100,000	–	–	100,000	11.95	06/10/2003	01/10/2005	30/09/2013
100,000	–	–	100,000	11.95	06/10/2003	01/10/2006	30/09/2013
–	50,000	–	50,000	8.77	07/05/2004	01/05/2006	30/04/2014
–	50,000	–	50,000	8.77	07/05/2004	01/05/2007	30/04/2014
–	100,000	–	100,000	7.40	28/12/2004	01/01/2007	31/12/2014
–	100,000	–	100,000	7.40	28/12/2004	01/01/2008	31/12/2014
4,075,000	300,000	(200,000)	4,175,000				

年內並無認股權證被行使（二零零四年：無）。

二十八　儲備

集團

	股份溢價	可分配盈餘	投資物業重估儲備	資本儲備	綜合結算所產生之商譽	匯兌儲備	盈餘滾存	總計
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
二零零三年四月一日結存	77,855	15,499	6,709	38,917	(233,885)	(12,995)	767,593	659,693
外匯調整	–	–	–	–	–	13,993	–	13,993
重估盈餘	–	–	1,763	–	–	–	–	1,763
出售時變現之重估盈餘	–	–	(249)	–	–	–	–	(249)
本年度盈餘滾存	–	–	–	–	–	–	116,577	116,577
零二／零三年度末期股息派發	–	–	–	–	–	–	(42,390)	(42,390)
零三／零四年度中期股息派發	–	–	–	–	–	–	(21,195)	(21,195)
二零零四年三月三十一日結存	77,855	15,499	8,223	38,917	(233,885)	998	820,585	728,192
擬派末期股息	–	–	–	–	–	–	42,390	42,390
其他	77,855	15,499	8,223	38,917	(233,885)	998	778,195	685,802
二零零四年三月三十一日結存	77,855	15,499	8,223	38,917	(233,885)	998	820,585	728,192
公司及附屬公司	77,855	15,499	8,223	38,917	(233,885)	998	816,837	724,444
共同控制實體	–	–	–	–	–	–	3,239	3,239
聯營公司	–	–	–	–	–	–	509	509
二零零四年三月三十一日結存	77,855	15,499	8,223	38,917	(233,885)	998	820,585	728,192

集團

	股份溢價	可分配盈餘	投資物業重估儲備	資本儲備	綜合結算所產生之商譽	匯兌儲備	盈餘滾存	總計
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
二零零四年四月一日結存	77,855	15,499	8,223	38,917	(233,885)	998	820,585	728,192
外匯調整	–	–	–	–	–	8,030	–	8,030
重估盈餘	–	–	462	–	–	–	–	462
出售時變現之重估盈餘	–	–	(822)	–	–	–	–	(822)
本年度盈餘滾存	–	–	–	–	–	–	141,648	141,648
零三／零四年度末期股息派發	–	–	–	–	–	–	(42,390)	(42,390)
零四／零五年度中期股息派發	–	–	–	–	–	–	(21,195)	(21,195)
二零零五年三月三十一日結存	77,855	15,499	7,863	38,917	(233,885)	9,028	898,648	813,925
擬派末期股息	–	–	–	–	–	–	51,810	51,810
其他	77,855	15,499	7,863	38,917	(233,885)	9,028	846,838	762,115
二零零五年三月三十一日結存	77,855	15,499	7,863	38,917	(233,885)	9,028	898,648	813,925
公司及附屬公司	77,855	15,499	7,863	38,917	(233,885)	9,028	895,797	811,074
共同控制實體	–	–	–	–	–	–	2,732	2,732
聯營公司	–	–	–	–	–	–	119	119
二零零五年三月三十一日結存	77,855	15,499	7,863	38,917	(233,885)	9,028	898,648	813,925

公司

	股份溢價	可分配盈餘	盈餘滾存	總計
	千美元	千美元	千美元	千美元
二零零三年四月一日結存	77,855	95,273	426,164	599,292
本年度溢利	–	–	4,369	4,369
股息	–	–	(63,585)	(63,585)
二零零四年三月三十一日結存	77,855	95,273	366,948	540,076
本年度溢利	–	–	65,844	65,844
股息	–	–	(63,585)	(63,585)
二零零五年三月三十一日結存	77,855	95,273	369,207	542,335
擬派末期股息	–	–	51,810	51,810
其他	77,855	95,273	317,397	490,525
二零零五年三月三十一日結存	77,855	95,273	369,207	542,335
擬派末期股息	–	–	42,390	42,390
其他	77,855	95,273	324,558	497,686
二零零四年三月三十一日結存	77,855	95,273	366,948	540,076

本公司於二零零五年三月三十一日之可分配儲備達464,480,000美元(二零零四年：462,221,000美元)。

二十九　或然負債

(甲)

	集團		公司	
	二零零五年 千美元	二零零四年 千美元	二零零五年 千美元	二零零四年 千美元
貼現票據	285	258	–	–
信貸之擔保給予附屬公司	–	–	37,063	23,103
信貸之擔保給予附屬公司之部分董事所控制／持有之公司 *(註)*	8,911	–	–	–
	9,196	258	37,063	23,103

註： 於二零零五年三月三十一日，約1,300,000美元之信貸額已被使用。

(乙) 本公司為其中一間附屬公司就營運租賃之將來租金作出擔保，金額為1,633,000美元（二零零四年：1,966,000美元）。

(丙) 於二零零一年八月，一宗牽涉本集團位於美國密西西比州哥倫布的汽車部件生產廠房之環境污染訴訟本集團其中一家附屬公司及超過十個第三方被告向朗茲縣巡迴法院提出人身傷害及財產損失索償，該廠房於一九九九年購入，並已於二零零一年十一月關閉。有關訴訟文件中並無指定索償金額。

於二零零二年十二月三十日或前後，上述訴訟原告的代表律師代表約一千個原告向朗茲縣巡迴法院另行提出索償，要求本集團同一間附屬公司和上述訴訟中的其他多個被告作出賠償。新訴訟之申訴與上述訴訟相近。於二零零三年九月九日或前後，在不損害未有送達法律程序文件的原則下，對本集團附屬公司作出的索償已遭駁回。於二零零四年二月及三月期間，原告動議修改於訴訟中已由本集團附屬公司答辯的申訴。

於二零零四年，該未解決訴訟的超過一百個原告向朗茲縣巡迴法院提出七個新的訴訟，控告該訴訟的相同被告。新訴訟的原告由不同律師代表，惟彼等提出相近的申訴，該索償對象為上述訴訟中的相同附屬公司與該等訴訟中已爭取個人司法權的德昌電機控股有限公司。

於二零零四年八月，所有訴訟之原告代表律師，代表迄今尚未具名的集體原告，知會獲指派處理審訊前法律程序之特別聆案官，彼等之意向為撤回原告人身傷害索償，而改為追討財產損失及懲罰性損害賠償。儘管如此，該人身傷害索償仍未被撤銷。

此等訴訟於最近改由一名新的法官處理審訊，該法官訂下初步聆訊日期為二零零六年三月。因聆訊待此時才開始，現時沒有定案審理何案件或何索償。

本集團現正代表本集團附屬公司就所有索償提出激烈抗辯，亦已就該新訴訟聲明密西西比州州法院並未提供個人司法權予本公司。此外，本集團並已向該廠房的前擁有人申索賠償。該訴訟仍在進行中，因此本集團在現階段未能預測訴訟的最終結果。

三十　承擔

（甲）資本性承擔

集團	二零零五年 投資聯營公司 千美元	二零零五年 物業、廠房及機器設備 千美元	二零零四年 投資聯營公司 千美元	二零零四年 物業、廠房及機器設備 千美元
已批准但未簽約	–	3,632	–	4,876
已簽約但未撥準備	5,000	10,313	–	10,494
	5,000	13,945	–	15,370

（乙）營運租賃承擔

(i) 於二零零五年三月三十一日，本集團根據不可撤銷之營運租賃而於未來支付之最低租賃付款總額如下：

	二零零五年 土地及樓宇 千美元	二零零五年 其他 千美元	二零零四年 土地及樓宇 千美元	二零零四年 其他 千美元
一年內	2,582	146	2,682	169
多於一年及少於五年	7,130	136	5,877	279
五年以上	5,461	–	7,494	–
	15,173	282	16,053	448

(ii) 於二零零五年三月三十一日，本集團根據不可撤銷之土地及樓宇營運租賃而於未來之最低租賃應收租金總額如下：

	二零零五年 千美元	二零零四年 千美元
一年內	579	1,045
多於一年及少於五年	306	649
	885	1,694

（丙）其他承擔

於結算日，集團根據購買銅材之期貨合約，及歐元與港元之貨幣合約分別作9,345,000美元及77,250,000美元之承擔。

三十一　綜合現金流量表

(甲) 除稅前溢利與經營所得之淨現金流入對賬表

	二零零五年 千美元	二零零四年 千美元
除稅前溢利	157,263	134,533
所佔共同控制實體／聯營公司溢利減虧損	(3,249)	(6,295)
折舊費用	44,198	43,124
無形資產攤銷	3,313	2,736
出售物業、廠房及機器設備之虧損	3,003	2,588
資產減值撥備	–	10,794
淨利息收入	(2,517)	(1,905)
融資租賃投資之總收入	(22)	(227)
其他投資及投資證券之已變現及未變現淨(溢利)／虧損	(2,007)	276
匯兑差額	5,430	6,512
存貨及在製品之(增加)／減少	(30,127)	15,781
應收貨款及其他應收賬款之增加	(24,016)	(15,526)
應付貨款及其他應付賬款及其他預提費用之(減少)／增加	(13,935)	4,819
經營所得之現金	137,334	197,210
已付利息	(308)	(233)
已付税款	(14,206)	(12,587)
經營所得之淨現金流入	122,820	184,390

(乙) 收購附屬公司

	二零零五年 千美元	二零零四年 千美元
購入資產淨值		
物業、廠房及機器設備	9,123	12,719
存貨及在製品	14,474	1,410
應收貨款及其他應收賬款	24,721	668
投資證券	131	–
銀行結餘及現金	10,173	2,827
銀行貸款及透支	(15,051)	–
應付貨款及其他應付賬款	(21,268)	(1,262)
應付税項	(332)	–
遞延税項負債	(6)	–
股東貸款	–	(15,000)
少數股東權益	(1,078)	–
	20,887	1,362
先前計入所佔聯營公司／共同控制實體利益	(13,236)	269
	7,651	1,631
商譽／(負商譽) *(附註十三)*	26,373	(645)
	34,024	986
支付方法		
現金	34,024	986

(丙) 收購附屬公司之淨現金流出分析

	二零零五年 千美元	二零零四年 千美元
現金購入價	34,024	986
償還貸款	–	7,500
購入之銀行結餘及現金淨額	4,878	(2,827)
收購附屬公司之淨現金流出	38,902	5,659

三十二　**通過賬項**

本賬項經由董事會於二零零五年六月十三日通過。

三十三　**主要附屬公司、共同控制實體及聯營公司**

下表為本集團各主要附屬公司、共同控制實體及聯營公司之詳細資料，董事認為此等公司可嚴重影響集團之業績及資產：

名稱	主要業務	註冊及經營地點	發行及實收股本	實佔股權 本公司	實佔股權 附屬公司
附屬公司					
Bloor Company Ltd.	物業持有	英屬維京群島	50,000股每股面值1美元	–	100%
Crown Trend Ltd.	物業持有	英屬維京群島	1股每股面值1美元	–	100%
Delta Success Electric Company Limited	投資控股	馬來西亞	1股每股面值1美元	–	100%
德陽(連州)電機有限公司	製造	中國	480,000美元	–	100%
Easy Fortune (H.K.) Ltd.	物業持有	英屬維京群島	50,000股每股面值1美元	–	100%
Gate do Brasil Ltda	製造	巴西	383,166.66巴西里奧	–	100%
Gate Deutschland GmbH	製造	德國	100,000德國馬克	–	100%
Gate Espana Automocion, S.A.	製造	西班牙	25,000,000比塞塔	–	100%
Gate France S.A.	製造	法國	2,500,000法國法郎	–	99.98%
Gate S.r.l.	製造	意大利	5,000,000股每股面值1,000里拉	–	100%
Gate U.K. Ltd.	製造	英國	50,000英鎊	–	100%
Gatebrook International Capital Management Hungary Limited Liability Company	融資活動	匈牙利	91,000美元	–	100%
Gatebrook Ltd.	投資控股	塞浦路斯	10,000塞浦路斯鎊	–	100%
Gether Success Ltd.	投資控股	英屬維京群島	30,000股每股面值1美元	100%	–
貴陽德光電機有限公司	製造	中國	200,000美元	–	100%
Harbour Sky (BVI) Ltd.	物業持有	英屬維京群島	50,000股每股面值1美元	–	100%
華生電機有限公司	承包商	香港	10,000股每股面值港幣1元	–	100%
JE Automotive Holdings, Inc.	投資控股	美國	100股每股面值0.01美元	–	100%

名稱	主要業務	註冊及經營地點	發行及實收股本	實佔股權 本公司	實佔股權 附屬公司
JEA Gate Holdings S.r.l.	投資控股	意大利	63,400,000里拉	–	100%
JEA Limited	投資控股	英屬維京群島	1股每股面值1美元	100%	–
Johnson Electric Automotive de Mexico S.A. de C.V.	製造	墨西哥	39,246,590股每股面值1阿根廷比索	–	100%
Johnson Electric Automotive, Inc.	製造及投資控股	美國	100股每股面值0.01美元	–	100%
Johnson Electric Capital Ltd	投資控股	英屬維京群島	1股每股面值1美元	100%	–
Johnson Electric Engineering Ltd.	技術支援	香港	100,000股每股面值港幣1元	100%	–
Johnson Electric (France) SAS	貿易	法國	1,910股每股面值20歐元	–	100%
德昌電機(香港)有限公司	銷售及經銷	香港	1股每股面值港幣1元	100%	–
德昌電機工業製造廠有限公司	製造	香港	308,000,000股每股面值港幣0.5元	100%	–
Johnson Electric Intellectual Property Ltd.	特許權代理	百慕達	1,000,000股每股面值港幣0.1元	100%	–
Johnson Electric (Italy) S.r.l.	銷售及經銷	意大利	10,000歐元	–	100%
Johnson Electric (Korea) Ltd.	銷售及經銷	南韓	10,000股每股面值5,000韓圜	–	100%
Johnson Electric Moncalieri S.r.l.(前名為Brushless Technology Motor S.r.l.)	製造	意大利	20,000,000歐元	–	100%
Johnson Electric (Malaysia) Ltd.(前名為Nidec Johnson Electric (Malaysia) Ltd.)	製造	馬來西亞	1股每股面值1美元	–	100%
德昌電機(南京)有限公司	製造	中國	1,500,000美元	–	100%
Johnson Electric North America, Inc.	分銷商	美國	12股無面額股份發行價120,000美元	–	100%
Johnson Electric S.A.	研究及開發	瑞士	500股每股面值1,000瑞士法郎	–	100%
德昌微電機(上海)有限公司	銷售及經銷	中國	200,000美元	–	100%
德昌電機(深圳)有限公司	製造	中國	港幣30,000,000元	–	100%
德昌電機(蘇州)有限公司	製造	中國	3,089,261美元	–	100%
德昌電機貿易有限公司	貿易	香港	100,000股每股面值港幣1元	–	100%
德昌電機國際有限公司	經銷、銷售及分銷代理	香港	100,000股每股面值港幣1元	100%	–
Johnson Properties Ltd.	投資控股	英屬維京群島	50,000股每股面值1美元	100%	–
廣利(亞太)五金有限公司	貿易	香港	2,000,000股每股面值港幣1元	–	100%
Main Country Ltd.	物業持有	英屬維京群島	1股每股面值1美元	–	100%
Manufactura de Motores Argentinos S.r.l.	製造	阿根廷	3,880,000阿根廷比索	–	100%

名稱	主要業務	註冊及經營地點	發行及實收股本	實佔股權 本公司	實佔股權 附屬公司
南京合強工業有限公司	製造	中國	2,500,000美元	–	100%
Nanomotion Ltd.	製造	以色列	16,175,235美元	–	51%
Nihon Mini Motor Co. Ltd.	製造	日本	330,000,000日圓	–	100%
Nison Trading Ltd.	貿易	馬來西亞	1,000股每股面值1美元	–	100%
Teknik Development Inc.	特許權代理	英屬維京群島	15,000股每股面值1美元	100%	–
Triowell Ltd.	物業持有	英屬維京群島	50,000股每股面值1美元	–	100%
唯易電機有限公司	投資控股及貿易	香港	1股每股面值港幣1元	–	100%
共同控制實體					
蕪湖瑞昌電氣系統有限公司	製造	中國	2,200,000美元	–	50%
上海日用－友捷汽車電氣有限公司	製造	中國	17,000,000美元	–	50%
聯營公司					
China Autoparts Inc.	製造	美國	345,479美元	–	20%
FG Microdesign S.r.l.	製造	意大利	100,000,000里拉	–	40%

(C) 截至二零零五年九月三十日止六個月的未經審核財務報表

以下為德昌電機集團截至二零零五年九月三十日止六個月的未經審核簡明財務報表連同有關附註，乃摘錄自本公司截至二零零五年九月三十日止六個月的中期業績報告。

簡明綜合損益表

截至二零零五年九月三十日止六個月

		未經審核 九月三十日止六個月	
		二零零五年	二零零四年 (重新列報)
	附註	*千美元*	*千美元*
營業額	三	626,393	576,364
銷售成本	八	(467,933)	(397,730)
毛利		158,460	178,634
其他收入淨額	五	5,191	1,871
分銷及行政費用	六及八	(102,013)	(94,079)
重組費用／撥備	七	–	(9,992)
營業溢利		61,638	76,434
融資成本	九	(38)	(133)
所佔共同控制實體／聯營公司溢利減虧損		1,629	2,355
除税前溢利		63,229	78,656
税項	十	(10,269)	(9,283)
期內溢利		52,960	69,373
所佔權益：			
本公司權益持有人		52,857	69,275
少數股東權益		103	98
		52,960	69,373
期內本公司權益持有人所佔溢利之每股盈利（以每股美仙列示）			
基本	十一	1.44	1.89
攤薄	十一	1.44	不適用
股息	十二	73,005	63,585

簡明綜合資產負債表

二零零五年九月三十日結算

	附註	未經審核 二零零五年 九月三十日 千美元	經審核 二零零五年 三月三十一日 (重新列報) 千美元
資產			
非流動資產			
無形資產	四	46,522	43,335
物業、廠房及機器設備	四	242,268	244,115
投資物業	四	9,825	8,356
租賃土地	四	26,180	27,877
共同控制實體		15,909	14,921
聯營公司		32	3,193
持作出售之財務資產		7,256	–
投資證券		–	5,818
融資租賃投資		156	426
遞延税項資產		28,285	30,689
		376,433	378,730
流動資產			
存貨及在製品		169,502	160,771
應收貨款及其他應收賬款	十三	305,982	278,028
其他投資		–	58,813
按公平值計入損益之其他財務資產		45,070	–
預繳税項		3,534	9,168
銀行結餘及現金		173,661	176,321
		697,749	683,101
流動負債			
應付貨款及其他應付賬款	十四	186,274	182,093
長期貸款之流動部分	十五	148	92
應付税項		11,709	4,466
銀行貸款及透支		12,812	12,878
		210,943	199,529
流動資產淨值		486,806	483,572
資產總額減流動負債		863,239	862,302
非流動負債			
長期貸款	十五	2,665	3,018
其他預提費用		16,063	16,649
遞延税項負債		16,292	23,268
		35,020	42,935
淨資產		828,219	819,367

	附註	未經審核 二零零五年 九月三十日 千美元	經審核 二零零五年 三月三十一日 (重新列報) 千美元
權益			
股本	十六	5,925	5,925
儲備		790,987	760,524
擬派股息		21,195	51,810
		818,107	818,259
少數股東權益		10,112	1,108
權益總額		828,219	819,367

簡明綜合股東權益變動表

截至二零零五年九月三十日止六個月

未經審核

	股本	股份溢價	可分配盈餘	投資物業重估儲備	資本儲備	(商譽)／綜合結算所產生之儲備	匯兌儲備	認股權儲備	其他儲備	盈餘滾存	少數股東權益	總計
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
於二零零五年四月一日，前度列報權益結存	5,925	77,855	15,499	7,863	38,917	(233,885)	9,028	–	–	898,648	–	819,850
於二零零五年四月一日，前度列報少數股東權益結存	–	–	–	–	–	–	–	–	–	–	1,108	1,108
租賃土地開支之增加	–	–	–	–	–	–	–	–	–	(215)	–	(215)
遞延稅項負債之增加	–	–	–	(1,376)	–	–	–	–	–	–	–	(1,376)
僱員開支之增加	–	–	–	–	–	–	–	891	–	(891)	–	–
於二零零五年四月一日，重新列報	5,925	77,855	15,499	6,487	38,917	(233,885)	9,028	891	–	897,542	1,108	819,367
採納香港會計準則第39號之期初調整	–	–	–	–	–	–	–	–	925	1,851	–	2,776
採納香港會計準則第40號之期初調整	–	–	–	(6,487)	–	–	–	–	–	6,487	–	–
採納香港財務報告準則第3號之期初調整	–	–	–	–	–	–	–	–	–	1,864	–	1,864
扣除稅項後之公平值虧損：－持作出售之財務資產	–	–	–	–	–	–	–	–	(832)	–	–	(832)
折算海外附屬公司、聯營公司及共同控制實體產生之匯兌差額	–	–	–	–	–	–	(4,861)	–	–	–	–	(4,861)
直接於權益確認之收入／(支出)淨額	–	–	–	(6,487)	–	–	(4,861)	–	93	10,202	–	(1,053)
期內溢利	–	–	–	–	–	–	–	–	–	52,857	103	52,960
期內已確認收入總額	–	–	–	(6,487)	–	–	(4,861)	–	93	63,059	103	51,907
僱員認股權計劃：－僱員服務價值	–	–	–	–	–	–	–	(146)	–	–	–	(146)
少數股東權益－企業合併	–	–	–	–	–	–	–	–	–	–	8,901	8,901
零四／零五年度末期股息派發	–	–	–	–	–	–	–	–	–	(51,810)	–	(51,810)
	–	–	–	–	–	–	–	(146)	–	(51,810)	8,901	(43,055)
於二零零五年九月三十日	5,925	77,855	15,499	–	38,917	(233,885)	4,167	745	93	908,791	10,112	828,219

未經審核

	股本	股份溢價	可分配盈餘	投資物業重估儲備	資本儲備	(商譽)／綜合結算所產生之儲備	匯兑儲備	認股權儲備	其他儲備	盈餘滾存	少數股東權益	總計
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
於二零零四年四月一日，前度列報權益結存	5,925	77,855	15,499	8,223	38,917	(233,885)	998	–	–	820,585	–	734,117
於二零零四年四月一日，前度列報少數股東權益結存	–	–	–	–	–	–	–	–	–	–	5	5
租賃土地開支之增加	–	–	–	–	–	–	–	–	–	(340)	–	(340)
遞延稅項負債之增加	–	–	–	(1,439)	–	–	–	–	–	–	–	(1,439)
僱員開支之增加	–	–	–	–	–	–	–	347	–	(347)	–	–
於二零零四年四月一日，重新列報	5,925	77,855	15,499	6,784	38,917	(233,885)	998	347	–	819,898	5	732,343
折算海外附屬公司、聯營公司及共同控制實體產生之匯兑差額	–	–	–	–	–	–	786	–	–	–	1	787
直接於權益確認之收入淨額	–	–	–	–	–	–	786	–	–	–	1	787
期內溢利	–	–	–	–	–	–	–	–	–	69,275	98	69,373
期內已確認收入總額	–	–	–	–	–	–	786	–	–	69,275	99	70,160
僱員認股權計劃： －僱員服務價值	–	–	–	–	–	–	–	269	–	–	–	269
零三／零四年度末期股息派發	–	–	–	–	–	–	–	–	–	(42,390)	–	(42,390)
	–	–	–	–	–	–	–	269	–	(42,390)	–	(42,121)
於二零零四年九月三十日，重新列報	5,925	77,855	15,499	6,784	38,917	(233,885)	1,784	616	–	846,783	104	760,382

簡明綜合現金流量表

截至二零零五年九月三十日止六個月

	未經審核	
	截至九月三十日止六個月	
	二零零五年	二零零四年
	千美元	千美元
經營所得之淨現金流入	51,638	78,226
投資之淨現金流出	(35,266)	(34,641)
融資之淨現金流出	(51,962)	(36,859)
現金及等同現金項目之（減少）／增加淨額	(35,590)	6,726
於四月一日之現金及等同現金項目	234,954	246,929
於九月三十日之現金及等同現金項目	199,364	253,655
現金及等同現金項目結餘之分析：		
其他投資	–	92,896
按公平值計入損益之其他財務資產	25,703	–
銀行結餘及現金	173,661	160,759
	199,364	253,655

賬項附註

一 編製基準及會計政策

此未經審核簡明綜合財務資料乃根據香港會計師公會頒佈的香港會計準則（「香港會計準則」）第34號「中期財務報告」及香港聯合交易所有限公司上市規則附錄十六編製。

此簡明綜合財務資料應與二零零四／零五年度的年度財務報表一併閱讀。

編製此簡明綜合財務資料所採用之會計政策及計算方法與截至二零零五年三月三十一日止年度的年度財務報表所採用者一致，惟在採納於二零零五年一月一日或之後開始的會計期間生效的新訂／經修訂香港財務報告準則及香港會計準則（「新香港財務報告準則」）後，本集團更改其若干會計政策。

此中期財務資料乃根據於編製此等資料時已頒佈及生效的香港財務報告準則及詮釋編製。於編製本中期財務資料時，尚未能確定將於二零零六年三月三十一日生效的香港財務報告準則及詮釋（包括將可選擇採用者）是否適用。

本集團會計政策變動及採納該等新政策的影響載於下文附註二。

二 會計政策變動

(甲) 採納新香港財務報告準則的影響

於二零零五／零六年度，本集團採納以下與其業務相關的新訂／經修訂香港財務報告準則。比較數字已根據有關規定作出所需修訂。

香港會計準則第1號	財務報表之呈報
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計的變更及差錯
香港會計準則第10號	結算日後事項
香港會計準則第16號	物業、廠房及機器設備
香港會計準則第17號	租賃
香港會計準則第21號	外幣匯率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關聯方披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	聯營公司投資
香港會計準則第31號	共同控制實體權益
香港會計準則第32號	財務工具：披露及呈列
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	財務工具：確認及計量
香港會計準則第40號	投資物業
香港會計準則－詮釋第12號	香港會計準則範圍－詮釋第12號綜合－特殊目的實體
香港會計準則－詮釋第15號	經營租賃－優惠
香港會計準則－詮釋第21號	所得税－收回重估不可折舊資產
香港財務報告準則第2號	以股份為基礎之支付
香港財務報告準則第3號	企業合併

採納新訂／經修訂香港會計準則第1、2、7、8、10、16、21、23、24、27、28、31、33號以及香港會計準則－詮釋第12及15號不會導致本集團會計政策出現重大變動，概述如下：

- 香港會計準則第1號影響少數股東權益、投資物業、所佔聯營公司及共同控制實體之除稅後淨業績以及其他披露資料之呈報方式。

- 香港會計準則第2、7、8、10、16、23、27、28、31、33號以及香港會計準則－詮釋第15號並無對本集團政策造成重大影響。

- 香港會計準則第21號並無對本集團政策造成重大影響。各綜合實體之功能貨幣已按經修訂準則所載指引重新評估。所有本集團實體各自之實體財務報表均以相同功能貨幣作為呈報貨幣。

- 香港會計準則第24號影響關聯方之識別方式及若干其他關聯方之披露。

採納經修訂香港會計準則第17號導致會計政策出現變動，租賃土地將由物業、廠房及機器設備重新分類為營運租賃。就租賃土地作出之預先付款按直線法，於租賃期間或出現減值時在損益表支銷；而減值則在損益表支銷。於過往年度，租賃土地按成本減累計折舊及累計減值列賬。

採納香港會計準則第32及39號導致有關按公平值計入損益之其他財務資產及持作出售之財務資產之會計政策出現變動。

採納經修訂香港會計準則第40號導致會計政策出現變動，公平值變動於損益表入賬，列作其他收益淨額其中一部分。於過往年度，公平值增加計入投資物業重估儲備。公平值減少首先按組合基準抵銷早前估值之增加數額，其後於損益表支銷。

採納經修訂香港會計準則－詮釋第21號導致有關計算重估投資物業所產生遞延稅項負債之會計政策出現變動。有關遞延稅項負債按透過使用收回有關資產賬面值產生之稅務後果基準計算。於過往年度，有關資產之賬面值預期將透過銷售收回。

採納香港財務報告準則第2號導致有關以股份為基礎之支付之會計政策出現變動。直至二零零五年三月三十一日為止，向僱員授出之認股權不會於損益表列作開支。自二零零五年四月一日起，本集團於損益表將認股權成本列作開支。基於過渡條文，於二零零二年十一月七日後授出但於二零零五年四月一日尚未歸屬之認股權成本於有關期間之損益表追溯支銷。

採納香港財務報告準則第3號、香港會計準則第36號及香港會計準則第38號導致有關商譽之會計政策出現變動。直至二零零五年三月三十一日為止，商譽乃：

- 按直線法於五至二十年期間攤銷；及

- 於每個結算日評估作為減值指示。

根據香港財務報告準則第3號條文：

- 本集團自二零零五年四月一日起終止攤銷商譽；
- 截至二零零五年三月三十一日之累計攤銷撇銷以商譽成本相應減少；
- 自二零零六年三月三十一日止年度起，商譽將每年或於出現減值跡象時進行減值檢測。

本集團已根據香港會計準則第38號條文重新評估無形資產之可用年期，毋須就此評估作出任何調整。

會計政策的所有變動乃根據各項準則的過渡條文作出。本集團所採納的所有準則均須追溯應用，惟以下各項除外：

- 香港會計準則第16號－於資產交易交換所收購物業、廠房及機器設備項目的初步計量，預期僅就日後交易按公平值列賬；
- 香港會計準則第21號－海外業務部分的商譽及公平值調整的預期會計處理方法；
- 香港會計準則第39號－根據此準則，不准許按追溯基準確認、終止確認及計量財務資產及負債。本集團就證券投資及其他投資應用前會計實務準則第24號「證券投資之會計處理方法」，以對沖二零零四／零五年度比較資料。就會計實務準則第24號與香港會計準則第39號的會計差異須作出之調整於二零零五年四月一日釐定及確認；
- 香港會計準則第40號－由於本集團採納公平值模式，本集團毋須重新列報比較資料及對於二零零五年四月一日之盈餘滾存調整，包括重新分類投資物業重估盈餘之任何數額；
- 香港會計準則－詮釋第15號－並無規定須確認於二零零五年四月一日前開始的租賃優惠；
- 香港財務報告準則第2號－僅就於二零零二年十一月七日後授出但於二零零五年四月一日尚未歸屬的所有股本工具追溯應用；及
- 香港財務報告準則第3號－於採納日期後追溯應用。

(i)　採納香港會計準則第1號導致：

	於二零零五年九月三十日 千美元	於二零零五年三月三十一日 千美元
物業、廠房及機器設備減少	(9,825)	(8,356)
投資物業增加	9,825	8,356

(ii) 採納香港會計準則第17號導致於二零零五年四月一日之期初儲備減少215,000美元：

	於二零零五年九月三十日 千美元	於二零零五年三月三十一日 千美元
物業、廠房及機器設備減少	(26,545)	(28,092)
租賃土地增加	26,180	27,877
盈餘滾存減少	(365)	(215)

	截至二零零五年三月三十一日止年度	截至九月三十日止六個月	
		二零零五年	二零零四年
	千美元	千美元	千美元
分銷及行政費用增加	123	150	61
每股基本盈利減少（*美仙*）	–	–	–
每股攤薄盈利減少（*美仙*）	–	–	–

(iii) 採納香港會計準則第32號及香港會計準則第39號導致於二零零五年四月一日之期初儲備增加2,776,000美元；有關於二零零五年九月三十日之簡明綜合資產負債表及截至二零零五年九月三十日止六個月之簡明綜合損益表調整詳情如下：

	於二零零五年九月三十日 千美元
應收貨款及其他應收賬款增加	93
持作出售之財務資產增加	7,256
計入損益之其他財務資產增加	45,070
銀行貸款及透支增加	93
盈餘滾存增加	1,851
其他儲備增加	93

	截至二零零五年九月三十日止六個月 千美元
銷售成本減少	(794)
分銷及行政費用減少	(110)
每股基本盈利增加（*美仙*）	–
每股攤薄盈利增加（*美仙*）	–

(iv) 採納香港會計準則第40號導致：

	於二零零五年九月三十日
	千美元
投資物業重估儲備減少	(6,487)
盈餘滾存增加	6,487

	截至二零零五年九月三十日止六個月
	千美元
其他收入增加淨額	1,469
每股基本盈利增加 *(美仙)*	–
每股攤薄盈利增加 *(美仙)*	–

(v) 採納香港財務報告準則第2號導致：

	於二零零五年九月三十日	**於二零零五年三月三十一日**
	千美元	*千美元*
盈餘滾存減少	(745)	(891)
認股權儲備增加	745	891

	截至二零零五年三月三十一日止年度	**截至九月三十日止六個月**	
		二零零五年	**二零零四年**
	千美元	*千美元*	*千美元*
分銷及行政費用增加／(減少)	544	(146)	269
每股基本盈利增加／(減少) *(美仙)*	–	–	–
每股攤薄盈利增加／(減少) *(美仙)*	–	–	不適用

(vi) 採納香港財務報告準則第3號、香港會計準則第36號及香港會計準則第38號導致：

	於二零零五年四月一日
	千美元
無形資產增加	1,864
盈餘滾存增加	1,864

(vii) 採納香港會計準則－詮釋第21號導致於二零零五年四月一日之期初儲備減少1,376,000美元：

	於二零零五年九月三十日	於二零零五年三月三十一日
	千美元	*千美元*
遞延税項負債增加	－	1,376
投資物業重估儲備減少	－	(1,376)

(乙) 新會計政策

截至二零零五年九月三十日止六個月之簡明綜合財務資料所用之會計政策與二零零四／零五年度的年度財務報表所載者相同，惟下列者除外：

(i) 收購附屬公司、聯營公司及共同控制實體

本集團收購附屬公司乃用收購會計處理方法列賬。收購成本按所獲得資產、所發行股本工具及所產生或承擔負債於交換日期之公平值計算，另加收購直接所佔成本。所收購可識別資產及負債以及於業務合併承擔之或然負債，初步按其於收購日期之公平值計算，而不計及任何少數股東權益數額。收購成本超出本集團所佔所收購可識別資產淨值之公平值差額列作商譽。倘收購成本少於所收購附屬公司之資產淨值公平值，則有關差額直接於損益表確認。

於聯營公司或共同控制實體投資，自其成為聯營公司或共同控制實體之日起按權益法入賬。於收購投資時，商譽之計算及確認方法與收購附屬公司所產生商譽相同。聯營公司或共同控制實體相關商譽乃計入投資賬面值。於收購後投資者所佔損益之適當調整，乃按其於收購日期之公平值入賬。

(ii) 外幣換算

(甲) 功能及呈報貨幣

計入各本集團旗下實體之財務報表之項目，乃採用有關實體經營業務所在主要經濟環境之貨幣（「功能貨幣」）計算。綜合財務報表以美元呈報，而美元為本公司功能及呈報貨幣。

(乙) 交易及結餘

外幣交易採用交易日期之適用匯率換算為功能貨幣。有關交易結算及按年結日之匯率換算以外幣結算之貨幣資產及負債產生之匯兑收益及虧損，在損益表確認，惟合資格現金流量對沖或合資格淨投資對沖之項目，則於權益遞延處理。

按公平值計入損益之持有股本工具等非貨幣項目之換算差額，以公平值收益或虧損其中部分呈報。分類為持作出售之財務資產之股本等非貨幣項目之換算差額，計入權益公平值儲備。

(丙) 集團公司

功能貨幣與呈報貨幣不同之所有集團實體（通貨膨脹不嚴重之經濟體系貨幣）之業績及財務狀況，按以下方式換算為呈報貨幣：

(i) 各所呈報資產負債表之資產及負債，按資產負債表結算日之收市匯率換算；

(ii) 各損益表之收入及開支按平均匯率換算，除非此平均匯率並非交易日期適用之匯率累計影響之合理概約數，在此情況下，收入及開支則按交易日期之匯率換算；及

(iii) 所有因此產生之匯兑差額確認為權益獨立部分。

於綜合賬項時，換算外國實體淨投資及借款以及指定作對沖該等投資用途之其他貨幣工具產生之匯兑差額計入股東權益。倘出售外國業務，有關匯兑差額於損益表確認為出售收益或虧損其中部分。

收購外國實體產生之商譽及公平值調整，視作外國實體之資產及負債，按收市匯率換算。

(iii) 物業、廠房及機器設備

成本可包括自權益轉撥任何以外幣購置物業、廠房及機器設備之合資格現金流量對沖產生之任何收益／虧損。

資產剩餘價值及可用年期於各結算日審閱及調整（如適用）。

(iv) 投資物業

為長期租金收益或資本升值或上述兩者而持有，且並非由本集團任何成員公司佔用之物業，均列作投資物業。

投資物業包括根據營運租賃持有之土地及根據融資租賃持有之樓宇。

根據營運租賃持有之土地，倘符合投資物業之其他定義，則分類及入賬列為投資物業。營運租賃之入賬方式與融資租賃相同。

投資物業初步按成本值計算，包括相關交易成本。

於初步確認後，投資物業按公平值列賬。公平值乃以活躍市場價格為基準，如需要，就特定資產之性質、地點或狀況之任何差異作出調整。該等估值由外聘估值師每年審閱。現正重建以持續作投資物業用途或其所屬市場之活躍程度已下降之投資物業，繼續按公平值計算。

投資物業之公平值反映（其中包括）來自現有租賃及基於現時市況估計未來租賃租金收入之有關假設。

僅於資產相關未來經濟利益可能流入本集團，而該項目之成本能夠可靠計算之情況下，其後開支方計入該資產之賬面值。所有其他維修保養成本，均於其產生財政期間在損益表列作開支。

公平值之變動於損益表確認。

(v)　商譽

商譽指收購成本超出本集團所佔所收購附屬公司／聯營公司／共同控制實體之可識別資產淨值於收購日期公平值之數額。因收購附屬公司產生之商譽計入無形資產。因收購聯營公司及共同控制實體產生之商譽計入於聯營公司及共同控制實體之投資。商譽乃每年檢測減值及按成本值減累計減值虧損列賬。出售實體所產生損益包括與所售出實體有關之商譽賬面值。

商譽乃分配至現金產生單位，以檢測減值。

(vi)　資產減值

並無確定可用年期之資產毋須攤銷，惟至少每年檢測減值，並須於發生顯示可能無法收回賬面值之事件或情況變動時，審閱減值。須予攤銷之資產，乃於發生顯示可能無法收回賬面值之事件或情況變動時，審閱減值。減值虧損按資產賬面值超出其可收回金額之數額確認。可收回金額為資產公平值減出售成本與使用價值之較高者。為評估減值，資產乃按獨立可資識別現金流量（現金產生單位）之最低水平分類。

(vii)　投資

於二零零四年四月一日至二零零五年三月三十一日：

本集團將其於附屬公司、聯營公司及共同控制實體以外之證券投資，分類為投資證券及其他投資。

(甲)　投資證券

投資證券指非上市公司股份權益，按成本值減任何減值虧損準備入賬。

個別投資之賬面值在各結算日均作檢討，以評估其公平值是否已下跌至低於其賬面值。假如下跌並非短期性，則有關證券之賬面值將削減至其公平值。減值虧損在損益表中列作開支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益表。

(乙)　其他投資

其他投資以公平價值入賬。於各結算日，因其他投資之公平價值變動而引致未變現之淨收益或虧損在損益表中確認。出售其他投資所得收益或虧損，指出售所得款項淨值和賬面價值間的差異，並在其產生時在損益表確認。

自二零零五年四月一日起：

本集團將其投資分類為下列類別：按公平值計入損益的其他財務資產、貸款及應收賬款、持至到期投資以及持作出售財務資產。分類視乎收購投資之目的而定。管理層會於初步確認時決定其投資分類及於每個報告日期重新評估此項分類。

(甲)　按公平值計入損益之其他財務資產

此類別分為兩個細類別：持作買賣財務資產及最初已指定須按公平值計入損益之財務資產。倘收購的主要目的為於短期內出售或倘管理層有所指定，則財務資產會撥歸此類別。衍生工具亦分類為持作買賣類別，除非其指定作對沖用途，則作別論。倘此類別資產乃持作買賣或預期將於結算日起計十二個月內變現，則分類為流動資產。

(乙)　貸款及應收賬款

貸款及應收賬款為非衍生工具財務資產，具有固定或可決定金額，惟並無在交投活躍之市場掛牌，於本集團直接向債務人提供金錢、貨物或服務而無意買賣應收賬款時產生。貸款及應收賬款包括於流動資產內，惟到期日為結算日起計逾十二個月者，則列作非流動資產。貸款及應收賬款於資產負債表計入應收貿易賬款及其他應收款項（附註二(乙)(viii)）。

(丙)　持有至到期投資

持有至到期投資指附帶固定或可予釐定付款額及固定到期日，且本集團管理層有意及有能力持有至到期之非衍生財務資產。期內，本集團並無持有該類別資產之任何投資。

(丁)　持作出售之財務資產

持作出售之財務資產為指定為此類別或並無歸入任何其他類別之非衍生工具。該類別資產包括於非流動資產，惟管理層有意於結算日起計十二個月內出售之投資則除外。

投資買賣於交易日，即本集團承諾購買或出售資產當日確認。投資初步按公平值加所有並非按公平值計入損益之財務資產之交易成本確認。在從投資收取現金流量之權利屆滿或轉移及本集團大致轉移其擁有權之一切風險及回報時，投資則解除確認。持作出售之財務資產及按公平值計入損益之財務資產其後按公平值入賬。貸款及應收賬款以及持有至到期投資以實際利率法按已攤銷成本入賬。「按公平值計入損益之其他財務資產」類別之公平值變動所產生已變現及未變現收益及虧損，於產生期間計入損益表。分類為持作出售之財務資產之非貨幣證券之公平值變動所產生未變現收益及虧損於權益確認。分類為持作出售之證券出售或出現減值時，累計公平值調整以投資證券收益或虧損計入損益表。

報價投資之公平值按現行買入價釐定。倘財務資產市場交投不活躍(及非上市證券)，則本集團採用估值方法確定公平值。估值方法包括使用最近按公平基準進行的交易、參考其他大致相同之工具、現金流量折算分析及期權定價模式，並作出適當調整以反映發行人之具體情況。

本集團於每個結算日評估是否有客觀憑證顯示一項或一組財務資產已出現減值。就分類為可供出售之股本證券而言，釐定證券是否出現減值時，證券之公平值顯著或持續下跌至低於其成本會加以考慮。倘可供出售財務資產存在任何上述憑證，則累計虧損(按收購成本與當時公平值間之差額減該財務資產先前於損益賬確認之任何減值虧損計量)於權益扣除，而於損益表確認。於損益表確認之股本工具減值虧損，不會從損益賬回撥。

(viii)　應收貸款及其他應收賬款

應收貸款及其他應收賬款初步按公平值減減值撥備確認。倘有客觀憑證顯示本集團將不能按應收賬款的原訂條款收回所有到期款項，則會對應收貸款及其他應收賬款作出減值撥備。撥備數額於損益表中確認。

(ix)　借貸

借貸初步按公平值減除所產生交易成本確認。交易成本乃直接與收購、發行或出售財務資產或財務負債有關之邊際成本，包括支付予代理商、顧問、經紀及交易商之費用及佣金、規管機關及證券交易所之徵費以及過戶稅項及關稅。借貸其後按攤銷成本列賬；扣除交易成本後所得款項與贖回價值間任何差額，乃以實際利率法於借貸期間在損益表確認。

可換股債券負債部分之公平值按同等非可換股債券之市場利率釐定。該數額乃按已攤銷成本基準入賬列為負債，直至該等債券於轉換或到期時註銷為止。所得款項餘額分配至轉換權，按不計及所得稅影響於股東權益確認及入賬。

借貸分類為流動負債，除非本集團有無條件權利遞延處理負債償還至結算日後至少十二個月，則作別論。

(x)　以股份為基礎之報酬

本集團運作一項股本結算、以股份為基礎之報酬計劃。就授出認股權所換取僱員服務之公平值確認為開支。須於歸屬期列作開支之總額乃參考所授予購股權之公平值釐定，惟不計及任何非市場歸屬條件(如盈利能力及銷售增長目標)之影響。預計可予行使購股權數目之假設，計及非市場歸屬條件。於每個計算日，實體修訂預期可予行使之認股權預計數目，修訂原先估計之影響(原有)於損益賬確認並於剩餘歸屬期確認權益之相應調整。

已收所得款項減任何直接相關交易成本乃於購股權獲行使時計入股本(按面值)及股份溢價。

(xi)　利息收入

利息收入乃以實際利率法按時間比例基準確認。倘應收賬款已減值，本集團會調減賬面值至其可收回金額，即按有關工具之原訂實際利率折算之估計未來現金流量，並繼續以利息收入解除該折算額。已減值貸款之利息收入確認為已收取現金或按成本收回基準確認為有條件認股權證。

三 分部資料

主要報告形式－地區分部

本集團之業務於三個生產地區經營：

	截至二零零五年九月三十日止六個月			
	亞洲	歐洲	美洲	總計
	千美元	千美元	千美元	千美元
營業額	462,935	142,891	20,567	626,393
營業溢利／(虧損)	61,862	748	(972)	61,638
融資成本				(38)
所佔共同控制實體／聯營公司溢利減虧損	1,629	–	–	1,629
除税前溢利				63,229
税項				(10,269)
期內溢利				52,960
營業額按客戶地區劃分	243,086	229,384	153,923	626,393
資本性開支	20,633	1,638	–	22,271
折舊	16,298	4,522	1,270	22,090
攤銷開支	410	754	–	1,164

	二零零四年九月三十日止六個月			
	亞洲	歐洲	美洲	總計
	千美元	千美元	千美元	千美元
營業額	401,981	133,351	41,032	576,364
扣除重組費用／撥備前營業溢利／(虧損)	89,556	1,454	(4,584)	86,426
重組費用／撥備	(2,616)	(418)	(6,958)	(9,992)
營業溢利／(虧損)	86,940	1,036	(11,542)	76,434
融資成本				(133)
所佔共同控制實體／聯營公司溢利減虧損	2,344	11	–	2,355
除税前溢利				78,656
税項				(9,283)
期內溢利				69,373
營業額按客戶地區劃分	206,226	212,852	157,286	576,364
資本性開支	28,718	2,775	1,731	33,224
折舊	15,099	5,582	1,840	22,521
攤銷費用	1,210	635	–	1,845

次要報告形式－業務分部

本集團主要從事馬達製造以及馬達與馬達相關電機零件及材料買賣之業務。

截至九月三十日止六個月之分部業績如下：

	截至九月三十日止六個月 營業額		資本性開支	
	二零零五年 千美元	二零零四年 千美元	二零零五年 千美元	二零零四年 千美元
製造	594,441	576,364	22,232	33,224
買賣	31,952	–	39	–
	626,393	576,364	22,271	33,224

四　資本性開支

	商譽 千美元	負商譽 千美元	專利權 千美元	開發成本 千美元	無形資產總額 千美元	物業、廠房及機器設備 千美元	投資物業 千美元	租賃土地 千美元
於二零零五年四月一日：前度列報	41,377	(1,864)	1,590	2,232	43,335	280,563	–	–
採納香港會計準則第17號	–	–	–	–	–	(28,092)	–	27,877
採納香港會計準則第40號	–	–	–	–	–	(8,356)	8,356	–
採納香港財務報告準則第3號	–	1,864	–	–	1,864	–	–	–
於二零零五年四月一日，重新列報	41,377	–	1,590	2,232	45,199	244,115	8,356	27,877
外匯調整	–	–	(105)	(57)	(162)	(1,388)	–	(212)
收購	2,254	–	–	–	2,254	4,982	–	301
添置	–	–	–	70	70	21,865	–	336
重估盈餘	–	–	–	–	–	–	1,469	–
出售	–	–	–	–	–	(5,216)	–	(1,797)
折舊／攤銷	–	–	(295)	(544)	(839)	(22,090)	–	(325)
於二零零五年九月三十日	43,631	–	1,190	1,701	46,522	242,268	9,825	26,180
於二零零四年四月一日	16,918	(2,046)	2,059	3,143	20,074	225,647	8,945	22,019
外匯調整	–	17	2	(12)	7	350	–	(7)
收購	10,579	–	–	–	10,579	8,724	–	–
添置	–	–	8	–	8	27,876	–	5,340
出售	–	–	–	–	–	(3,927)	–	–
折舊／攤銷	(956)	104	(260)	(473)	(1,585)	(22,521)	–	(260)
於二零零四年九月三十日	26,541	(1,925)	1,809	2,658	29,083	236,149	8,945	27,092
外匯調整	3	(43)	121	43	124	2,181	–	(7)
收購	15,794	–	–	–	15,794	399	–	–
添置	–	–	50	12	62	32,500	–	1,269
重估盈餘	–	–	–	–	–	–	462	–
出售	–	–	–	–	–	(5,269)	(1,051)	(19)
折舊／攤銷	(961)	104	(390)	(481)	(1,728)	(21,845)	–	(458)
於二零零五年三月三十一日	41,377	(1,864)	1,590	2,232	43,335	244,115	8,356	27,877

五　其他收入淨額

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千美元	千美元
利息收入	3,059	1,158
於融資租賃投資所得收益總額	3	14
投資物業所得租金收入總額	660	678
專利費收入	–	21
投資物業公平值收益	1,469	–
	5,191	1,871

六　分銷及行政費用

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千美元	千美元
分銷費用	35,814	33,599
行政費用	66,199	60,480
	102,013	94,079

七　重組費用／撥備

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千美元	千美元
遣散費用	–	6,434
其他費用	–	3,558
	–	9,992

八　基本開支

計入銷售成本、分銷及行政費用之開支分析如下：

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千美元	千美元
物業、廠房及機器設備之折舊	22,090	22,521
減：列入建造中資產之資本項目	(545)	(392)
	21,545	22,129
租賃土地、開發成本及專利權之攤銷	1,164	1,845
出售物業、廠房及機器設備之虧損	1,607	1,201
匯兌虧損淨額	1,867	649
員工成本	79,531	81,719

九　融資成本

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千美元	千美元
銀行貸款及透支利息	1	56
不須於五年內全數償還的其他貸款利息	21	37
其他附屬貸款成本	16	40
	38	133

十　稅項

香港利得稅是根據期內估計應課稅溢利按稅率17.5%(二零零四年:17.5%)撥出準備。海外稅項按期內估計應課稅溢利依適用稅率撥出準備。

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千美元	千美元
本年度稅項		
香港利得稅	4,181	6,297
海外稅項	11,028	2,310
	15,209	8,607
遞延稅項		
產生及撥回其他暫時差額	(4,940)	676
	10,269	9,283

十一　每股盈利

每股基本盈利及全面攤薄每股盈利乃根據本集團之股東所佔溢利52,857,000美元計算(二零零四年重新列報:69,275,000美元)。

每股基本盈利乃根據期內已發行股份3,673,788,920(二零零四年:3,673,788,920)股計算。

倘所有尚未行使購股權視作將無償發行,則對全面攤薄每股盈利並無重大影響。

十二　股息

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千美元	千美元
二零零四/零五年度已派末期股息,每股1.41美仙(二零零三/零四年度:1.15美仙)	51,810	42,390
二零零五/零六年度中期股息(於二零零五年十二月五日提議)每股0.58美仙(二零零四/零五年度:0.58美仙)	21,195	21,195
	73,005	63,585

十三 應收貨款及其他應收賬款

本集團給予顧客平均三十至九十日之信貸期。

應收貨款及其他應收賬款包括應收貨款結餘250,321,000美元(二零零五年三月三十一日:230,935,000美元)。以下為應收貨款之賬齡分析:

	二零零五年九月三十日 千美元	二零零五年三月三十一日 千美元
0-60日	185,634	162,647
61-90日	37,312	36,254
90日以上	27,375	32,034
總計	250,321	230,935

十四 應付貨款及其他應付賬款

應付貨款及其他應付賬款包括應付貨款結餘126,255,000美元(二零零五年三月三十一日:128,255,000美元)。以下為應付貨款之賬齡分析:

	二零零五年九月三十日 千美元	二零零五年三月三十一日 千美元
0-60日	87,037	91,124
61-90日	14,625	15,888
90日以上	24,593	21,243
總計	126,255	128,255

十五 長期貸款

	二零零五年九月三十日 千美元	二零零五年三月三十一日 千美元
其他貸款,無抵押	2,813	3,110
長期貸款之流動部份	(148)	(92)
	2,665	3,018
五年內不完全償還款項	2,813	3,110
長期貸款之流動部份	(148)	(92)
	2,665	3,018

五年內不全數清付之其他貸款,須從二零零二年二月至二零一八年十月分期還款。未償還餘款的利息乃以年利率1.5厘至3.2厘計算(二零零五年三月三十一日:年利率1.5厘至3.2厘)。

於二零零五年九月三十日，本集團長期貸款之償還期限如下：

	二零零五年九月三十日 千美元	二零零五年三月三十一日 千美元
一年內	148	92
第二年內	155	239
第三年至五年內	812	949
五年以上	1,698	1,830
	2,813	3,110

十六　股本

	二零零五年九月三十日 千美元	二零零五年三月三十一日 千美元
法定：		
7,040,000,000 股普通股每股面值港幣0.0125元	11,355	11,355
發行及實收：		
3,673,788,920股普通股每股面值港幣0.0125元	5,925	5,925

認股權

本公司向董事及僱員授出認股權。有關認股權計劃之詳情，請參閱本集團二零零五年年報第31至33頁。

期內，尚未行使認股權之數目變動如下：

於二零零五年四月一日持有	於期內授出	於期內沒收	於二零零五年三月三十一日持有	每股認購價（港幣）	授出日期	開始行使日期	截止行使日期
100,000	–	(100,000)	–	7.90	17/09/2002	01/08/2004	16/09/2012
100,000	–	(100,000)	–	7.90	17/09/2002	01/08/2005	16/09/2012
650,000	–	(100,000)	550,000	8.02	17/09/2002	01/08/2004	16/09/2012
650,000	–	(100,000)	550,000	8.02	17/09/2002	01/08/2005	16/09/2012
150,000	–	–	150,000	9.40	10/07/2003	01/07/2005	09/07/2013
150,000	–	–	150,000	9.40	10/07/2003	01/07/2006	09/07/2013
837,500	–	(312,500)	525,000	9.65	31/07/2003	01/07/2005	30/07/2013
837,500	–	(312,500)	525,000	9.65	31/07/2003	01/07/2006	30/07/2013
100,000	–	(100,000)	–	10.70	01/08/2003	01/08/2005	31/07/2013
100,000	–	(100,000)	–	10.70	01/08/2003	01/08/2006	31/07/2013
100,000	–	–	100,000	11.95	06/10/2003	01/10/2005	30/09/2013
100,000	–	–	100,000	11.95	06/10/2003	01/10/2006	30/09/2013
50,000	–	–	50,000	8.77	07/05/2004	01/05/2006	30/04/2014
50,000	–	–	50,000	8.77	07/05/2004	01/05/2007	30/04/2014
100,000	–	–	100,000	7.40	28/12/2004	01/01/2007	31/12/2014
100,000	–	–	100,000	7.40	28/12/2004	01/01/2008	31/12/2014
–	50,000	–	50,000	7.10	05/05/2005	01/05/2007	04/05/2015
–	50,000	–	50,000	7.10	05/05/2005	01/05/2007	04/05/2015
4,175,000	100,000	(1,225,000)	3,050,000				

期內並無認股權被行使（二零零四年：無）。

截至二零零五年九月三十日止六個月，以二項式估值模式釐定並計入損益表之已授出或沒收認股權之公平值淨額為146,000美元（截至二零零五年三月三十一日止年度扣除：544,000美元）。該模式之重大輸入數據為股息率1.5%，其次為最理想提前行使系數1.5、歸屬期間後之提取率5%、波幅40%，而無風險利率則視乎授出日期而有所不同。

上述已授出認股權之公平值總額745,000美元連同權益相應增加，於根據香港財務報告準則第2號「以股份為基礎之支付」制定之本集團經修訂會計政策有關董事及高級行政人員之歸屬期間確認。本集團有關已授出認股權之會計政策變動及財務影響之詳情載於附註二。

十七 或然負債

(甲)

	集團		公司	
	二零零五年九月三十日	二零零五年三月三十一日	二零零五年九月三十日	二零零五年三月三十一日
	千美元	*千美元*	*千美元*	*千美元*
信貸之擔保給予附屬公司	–	–	83,328	37,063
信貸之擔保給予由附屬公司之若干董事所控制／持有之公司	–	8,911	–	–
	–	8,911	83,328	37,063

(乙) 本公司為其中一間附屬公司就營運租賃之將來租金作出擔保，金額為1,464,000美元（二零零五年三月三十一日：1,633,000美元）。

(丙) 於二零零一年八月，一宗牽涉位於美國密西西比州哥倫布的汽車部件生產廠房之環境污染訴訟中，本集團其中一家附屬公司及超過十個第三方被告向朗茲縣巡迴法院提出人身傷害及財產損失索償，該廠房於一九九九年購入，並已於二零零一年十一月關閉。有關訴訟文件中並無指定索償金額。

於二零零二年十二月三十日或前後，上述訴訟原告的代表律師代表約一千個原告向朗茲縣巡迴法院另行提出索償，要求本集團同一間附屬公司和上述訴訟中的其他多個被告作出賠償。新訴訟之申訴與上述訴訟相近。於二零零三年九月九日或前後，在不損害未有送達法律程序文件的原則下，對本集團附屬公司作出的索償已遭駁回。於二零零四年二月及三月期間，原告動議修改於訴訟中已由本集團附屬公司答辯的申訴。

於二零零四年，該未解決訴訟代表約一百個原告向朗茲縣巡迴法院提出七項新的訴訟，控告該訴訟的相同被告。新訴訟的原告由不同律師代表，惟彼等提出相近的申訴，該索償對象為上述訴訟中的相同附屬公司與該等訴訟中已爭取個人司法權的德昌電機控股有限公司。

於二零零四年八月，所有訴訟之原告代表律師，代表迄今尚未具名的集體原告，知會獲指派處理審訊前法律程序之特別聆案官，彼等之意向為駁回原告人身傷害索償，而改為追討財產損失及懲罰性損害賠償。儘管如此，該人身傷害索償仍未被撤銷。

於二零零五年一月，此等訴訟改由一名新的法官處理審訊，該法官訂下聆訊日期為二零零六年三月。於二零零一年八月提出的首宗個案四名原告的索償目前訂下再度聆訊。預期或會有更多其他原告索償列入此等索償個案進行聆訊。

本集團現正代表本集團附屬公司就所有索償提出激烈抗辯，亦已就該新訴訟聲明密西西比州州法院並未提供個人司法權予本公司。此外，本集團並已向該廠房的前擁有人申索賠償。該訴訟仍在進行中，因此本集團在現階段未能預測訴訟的最終結果。

十八　有關物業、廠房及機器設備之資本性承擔

	二零零五年九月三十日		二零零五年三月三十一日	
	投資聯營公司	物業、廠房及機器設備	投資聯營公司	物業、廠房及機器設備
	千美元	*千美元*	*千美元*	*千美元*
已批准但未簽約	–	4,366	–	3,632
已簽約但未撥準備	–	10,445	5,000	10,313
	–	14,811	5,000	13,945

十九　結算日後事項

於二零零五年八月十八日，本公司宣佈其以約七千四百六十萬美元收購Parlex Corporation之建議，包括承擔Parlex可轉換及不可轉換的債務。根據收購協議，德昌電機將以現金每股六點七五美元或四千四百萬美元收購Parlex全部已發行及流通在外的普通股股份。建議已於二零零五年十一月八日獲Parlex股東批准。

Parlex Corporation為設計及製造撓性連接產品之全球翹楚。

於二零零五年八月二十六日，本公司與Saia-Burgess Electronics Holding AG（「Saia-Burgess」）訂立協議，據此，本公司將以投標方式提出公開收購建議，以每股Saia-Burgess股份1,060瑞士法郎之淨現金作價，收購Saia-Burgess全部已發行股本。截至額外接納期二零零五年十月十四日結束當日止，有關已發行股份總數99.3%之相應接納已提交本公司。收購建議之結束及收購價之交付已於二零零五年十一月十七日完成。

Saia-Burgess為具領導地位之供應商，向汽車、工業及基礎設施自動化行業客戶供應步進馬達、開關掣、傳動裝置及電子控制器。

(D) 債務聲明

借貸

於本通函付印前確定經擴大集團債務的最後實際可行日期二零零五年十一月三十日營業時間結束時，經擴大集團有以下未償還貸款：

(i) 無抵押銀行貸款6.73億美元；當中6.23億美元為固定貸款，餘額5,000萬美元則為無固定還款期貸款。

(ii) 無固定還款期的有抵押銀行貸款900萬美元，有關抵押主要包括經擴大集團之應收貨款及存貨。

上述所有貸款均無任何擔保。

擔保

於二零零五年十一月三十日，本集團並無向第三方授予任何按揭貸款融資或任何其他擔保。

或然負債

二零零一年八月，一宗牽涉德昌電機集團位於美國密西西比州哥倫布的汽車部件生產廠房之環境污染訴訟，德昌電機集團其中一家附屬公司及超過十個第三方被告向朗茲縣巡迴法院提出人身傷害及財產損失索償，該廠房於一九九九年購入，並已於二零零一年十一月關閉。有關訴訟文件中並無指定索償金額。

二零零二年十二月三十日或其前後，上述訴訟原告的代表律師代表約一千個原告向朗茲縣巡迴法院另行提出索償，要求德昌電機集團同一間附屬公司和上述訴訟中的其他多個被告作出賠償。新訴訟之申訴與上述訴訟相近。於二零零三年九月九日或其前後，對德昌電機集團附屬公司作出的索償已在不影響被告的權利下，因送達程序沒有完成而遭駁回。二零零四年二月及三月期間，原告提出修改於訴訟中已由德昌電機集團附屬公司答辯的申訴。

二零零四年，約一百個原告向朗茲縣巡迴法院提出七個新的訴訟，控告該未解決訴訟的相同被告。新訴訟的原告由不同律師代表，惟彼等提出相近的申訴。該索償對象為上述訴訟中的相同附屬公司與該等訴訟中提出法院並不具有個人司法權反對申請的德昌電機控股有限公司。

二零零四年八月，所有訴訟之原告代表律師，代表迄今尚未具名的集體原告，知會獲指派處理審訊前法律程序之特別聆案官，彼等之意向為撤銷原告人身傷害索償，而改為追討財產損失及懲罰性損害賠償。二零零五年十二月，約一千一百零五個原告提出的訴訟已被撤銷，餘下仍約二百七十五個原告繼續進行訴訟。

二零零五年一月，這些訴訟改由另一名法官處理審訊，該法官訂下聆訊日期為二零零六年三月，現在首宗案件中四名原告於二零零一年八月提出的索償屆時將進行審訊。數名其他原告的索償可能將與該等索償合併審訊。

儘管原告最初反對本公司基於法院並不具有個人管轄權的理由而提出撤銷訴訟的要求，惟彼等最後同意按個別情況頒令，在不損害權利的原則下，自願撤銷向本公司提出之訴訟。此等頒令由法官於二零零五年十二月二十三日簽訂，其後於二零零六年一月五日存檔。

德昌電機集團現正代表其附屬公司就所有訴訟提出激烈抗辯。此外，德昌電機集團並已向該廠房的前擁有人申索賠償。由於該訴訟仍在進行中，故德昌電機集團在現階段未能確實預測訴訟的最終結果。德昌電機集團並無於其財務報表就上述或然負債作出撥備。

於二零零五年十一月三十日，除與通函附錄五「7. 訴訟」一節披露之訴訟有關之或然負債外，本集團並無其他重大或然負債。

免責聲明

除上述者及集團內公司間負債及一般應付貨款外，於二零零五年十一月三十日營業時間結束時，本集團並無任何債務證券、任何其他未發行貸款資本、任何其他借貸或屬借貸性質的債務，包括銀行透支及承兑項下任何負債（一般應付貨款除外）或其他類似債務、承兑信貸、債券、按揭、抵押、融資租賃或租購承諾或其他重大或然負債。

就上述債務聲明而言，外幣款項已按二零零五年十一月三十日營業時間結束時適用的匯率換算為美元。

(E) 營運資金

董事經審慎考慮後認為,按經擴大集團可動用銀行及其他融資及內部資源計算,並待下述過渡性貸款6.77億瑞士法郎(約5.24億美元)再融資之安排完成後,經擴大集團具備充裕營運資金應付其現時及本通函日期起計十二個月期間所需。

於二零零五年八月二十五日,本公司與一間銀行就一項最高達7.0億瑞士法郎(約5.48億美元)的過渡性貸款訂立貸款協議,以撥付收購所需資金。該筆過渡性貸款已於二零零五年十一月十六日提取,並須於二零零六年二月二十四日或之前償還。在若干條件得到履行的情況下,本公司可選擇將還款期延長六個月至二零零六年八月二十四日。於本通函日期,本公司已就過渡性貸款轉為有期貸款融資與若干財務機構展開磋商。本公司已收到若干財務機構有關向本公司提供將過渡性貸款全數轉為不少於十二個月之長期貸款融資之建議。董事認為,上述過渡性貸款再融資安排將於未來數個月內及二零零六年八月二十四日前完成。

(F) 結算日後事項

根據於二零零五年八月十八日訂立之Parlex協議,本公司以約7,460萬美元收購Parlex,包括承擔其可換及不可換的債務。根據Parlex協議,本公司以現金每股股份6.75美元或4,400萬美元收購Parlex全部已發行及流通在外的普通股股份。建議收購已獲Parlex股東於二零零五年十一月八日批准,其後於二零零五年十一月十日完成。Parlex為全球享負盛名撓性電路連接產品設計及生產商,於中國、美國及英國均設有製造設施。有關Parlex協議之進一步詳情載於本公司日期為二零零五年八月十八日之公布以及日期為二零零五年九月二十九日之通函。董事應收酬金及實物利益總額不會因進行Parlex協議項下之收購而出現任何變動。

以下為自獨立申報會計師瑞士PricewaterhouseCoopers AG（執業會計師）接獲之報告全文，僅為載列於本通函而編製。



PricewaterhouseCoopers AG
Hallerstrasse 10
Postfach
3001 Bern

敬啟者：

以下為吾等對Saia-Burgess Electronics Holding AG（「Saia-Burgess」）及其附屬公司（下文統稱「Saia-Burgess集團」）截至二零零二年、二零零三年及二零零四年十二月三十一日止三個年度各年以及截至二零零四年及二零零五年九月三十日止九個月（「有關期間」）綜合財務資料作出之報告，以供載入德昌電機控股有限公司（「貴公司」）所刊發日期為二零零六年一月二十七日之通函（「通函」），通函內容有關　貴公司全資附屬公司Gatebrook Limited（「Gatebrook」）以投標方式公開收購Saia-Burgess全部已發行股本（庫存股份除外）之建議（「收購」）。

Saia-Burgess於一九八九年根據Swiss Code of Obligation of Switzerland在瑞士註冊成立為有限公司。於本報告日期，Saia-Burgess於下文第II節－附註1.1所載附屬公司擁有直接及間接權益。

Saia-Burgess、其附屬公司及聯營公司採納十二月三十一日為其財政年度年結日。

根據國際財務報告準則（「國際財務報告準則」）編製之Saia-Burgess集團截至二零零二年十二月三十一日止年度之綜合財務報表，乃由瑞士Ernst & Young Ltd審核，而吾等則審核根據國際財務報告準則編製之Saia-Burgess集團截至二零零三年及二零零四年十二月三十一日止兩個年度各年之綜合財務報表。

吾等已查閱Saia-Burgess集團截至二零零二年、二零零三年及二零零四年十二月三十一日止三個年度各年以及截至二零零五年九月三十日止九個月之經審核綜合財務報表或（如適用）未經審核綜合管理賬目，並已根據香港會計師公會（「香港會計師公會」）頒布之核數指引「售股章程及申報會計師」進行所需額外程序。

吾等已根據香港會計師公會頒布之核數準則第700號「審閱中期財務報告之委聘」，審閱Saia-Burgess集團截至二零零四年九月三十日止九個月之財務資料。審閱主要包括向Saia-Burgess集團管理層作出查詢，分析財務資料，並據此評估會計政策及呈報方式有否貫徹應用（除非已另作披露）。審閱不包括監管測試以及核證資產、負債及交易等審核程序。審閱之範圍遠較審核為小，故提供之保證亦較審核為低。因此，吾等不對截至二零零四年九月三十日止九個月之財務資料發表審核意見。

下文第I至III節所載財務資料（「該等財務資料」）乃根據Saia-Burgess集團經審核綜合財務報表或（如適用）未經審核綜合管理賬目編製，並作出適當調整。於有關期間之Saia-Burgess董事須負責編製真實公平之Saia-Burgess集團綜合財務報表。編製此等財務報表時，必須貫徹選用及採用合適之會計政策。

貴公司董事對該等財務資料負責。吾等之責任為按照吾等之查閱及審閱工作，就該等財務資料作出獨立意見，並向 閣下報告。

吾等認為，僅就本報告而言，該等財務資料真實公平反映Saia-Burgess集團於二零零二年、二零零三年及二零零四年十二月三十一日以及二零零五年九月三十日之綜合財政狀況及Saia-Burgess於上述日期之獨立財政狀況與Saia-Burgess集團截至該等日期止年度／期間之業績及現金流量。

此外，根據吾等並不構成審核之審閱結果，吾等並不察覺截至二零零四年九月三十日止九個月之財務資料須作出任何重大修訂。

I. SAIA-BURGESS集團財務資料

1. 綜合收益表

	附註	截至十二月三十一日止年度			截至九月三十日止九個月	
		二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
		千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎 (未經審核)	千瑞士法郎
銷售額	3.1	468,874	490,248	568,350	425,612	463,374
銷售成本	3.7	(339,565)	(357,055)	(412,983)	(306,176)	(355,558)
毛利	3.1	129,309	133,193	155,367	119,436	107,816
銷售及市場推廣	3.7	(39,935)	(39,424)	(41,499)	(31,276)	(34,757)
研究及開發	3.7	(26,845)	(28,240)	(31,182)	(23,130)	(25,794)
行政／其他經營費用	3.7	(28,689)	(32,408)	(40,918)	(32,266)	(33,855)
總經營費用		(95,469)	(100,072)	(113,599)	(86,672)	(94,406)
營業溢利		33,840	33,121	41,768	32,764	13,410
所佔聯營公司溢利／(虧損)淨額	3.5	430	(756)	(453)	(337)	(4,271)
融資費用淨額	3.6	(2,335)	(2,957)	(4,200)	(2,899)	(3,195)
除所得稅前溢利		31,935	29,408	37,115	29,528	5,944
所得稅	3.8	(8,733)	(7,707)	(9,951)	(7,903)	(10,820)
Saia-Burgess權益持有人所佔溢利／(虧損)		23,202	21,701	27,164	21,625	(4,876)
股息	3.9	6,066	6,132	7,663	–	–
每股盈利／(虧損)(瑞士法郎)						
基本	4.5	38.16	35.72	44.45	35.37	(7.95)
攤薄		38.13	35.63	43.96	35.01	不適用

2. 綜合資產負債表

	附註	於十二月三十一日 二零零二年 千瑞士法郎	於十二月三十一日 二零零三年 千瑞士法郎	於十二月三十一日 二零零四年 千瑞士法郎	於九月三十日 二零零五年 千瑞士法郎
資產					
現金及等同現金項目		23,162	23,489	22,099	18,483
應收貨款	2.1	63,743	70,775	85,929	100,549
其他應收款項及預付款項	2.2	15,535	17,632	12,245	46,913
存貨	2.3	51,575	57,812	78,531	81,158
流動資產		154,015	169,708	198,804	247,103
衍生財務工具	4.1	–	–	353	668
物業、廠房及機器設備	2.4	127,087	129,794	147,362	149,878
遞延税項資產	3.8	7,693	7,459	7,243	9,149
無形資產	2.5	61,172	54,748	58,500	65,794
聯營公司投資	2.7	9,217	6,631	6,502	2,079
非流動資產		205,169	198,632	219,960	227,568
總資產		359,184	368,340	418,764	474,671
負債及股東權益					
借貸	2.10	54,304	59,484	51,772	89,030
應付貨款	2.8	44,430	53,464	63,348	57,769
其他應付款項及應計費用	2.9	32,274	36,517	36,617	56,754
税項負債		1,828	4,498	6,890	12,632
流動負債		132,836	153,963	158,627	216,185
借貸	2.10	75,988	48,237	78,834	76,086
撥備	2.11	6,758	8,518	9,499	18,004
遞延税項負債	3.8	21,174	19,944	15,382	14,223
非流動負債		103,920	76,699	103,715	108,313
總負債		236,756	230,662	262,342	324,498
股本	2.12	30,538	30,538	30,673	30,798
儲備		91,890	107,140	125,749	119,375
股東權益總額		122,428	137,678	156,422	150,173
總負債及股東權益		359,184	368,340	418,764	474,671
流動資產淨值		21,179	15,745	40,177	30,918
總資產減流動負債		226,348	214,377	260,137	258,486

3. Saia-Burgess獨立資產負債表

	附註	於十二月三十一日 二零零二年 千瑞士法郎	二零零三年 千瑞士法郎	二零零四年 千瑞士法郎	於九月三十日 二零零五年 千瑞士法郎
資產					
現金及等同現金項目		274	12	616	1,520
其他應收貨款及預付款項		1,206	19	15	–
應收附屬公司款項	*4.9.1*	701	318	382	572
貸款予附屬公司	*4.9.1*	45,994	50,914	35,757	40,897
流動資產		48,175	51,263	36,770	42,989
附屬公司投資	*4.9.1*	30,157	34,006	48,182	48,202
聯營公司投資	*4.9.2*	6,697	5,937	5,685	1,397
非流動資產		36,854	39,943	53,867	49,599
總資產		85,029	91,206	90,637	92,588
負債及股東權益					
其他應付款項及應計費用		390	3,007	602	613
稅項負債		(68)	11	–	–
流動負債		322	3,018	602	613
附屬公司貸款	*4.9.1*	5,148	6,348	1,899	3,331
總負債		5,470	9,366	2,501	3,944
股本	*4.9.3*	30,538	30,538	30,673	30,798
儲備	*4.9.3*	49,021	51,302	57,463	57,846
股東權益總額		79,559	81,840	88,136	88,644
總負債及股東權益		85,029	91,206	90,637	92,588
流動資產淨值		47,853	48,245	36,168	42,376
總資產減流動負債		84,707	88,188	90,035	91,975

4. 綜合股東權益變動表

	股本總額	股份溢價	庫存股份	公平值儲備	匯兌儲備	盈餘滾存	儲備總額	股東權益總額
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎
於二零零二年一月一日之結餘	30,538	36,107	(602)	20,858	(4,339)	31,431	83,455	113,993
樓宇重估折舊	–	–	–	(401)	–	401	–	–
匯兌調整	–	–	–	–	(7,680)	–	(7,680)	(7,680)
直接於權益確認之收入／(支出)	–	–	–	(401)	(7,680)	401	(7,680)	(7,680)
二零零二年Saia-Burgess權益持有人所佔溢利	–	–	–	–	–	23,202	23,202	23,202
二零零二年確認之總收入	–	–	–	(401)	(7,680)	23,603	15,522	15,522
庫存股份買賣淨額	–	–	(620)	–	–	(359)	(979)	(979)
股息	–	–	–	–	–	(6,108)	(6,108)	(6,108)
於二零零二年十二月三十一日之結餘	30,538	36,107	(1,222)	20,457	(12,019)	48,567	91,890	122,428
樓宇重估折舊	–	–	–	(401)	–	401	–	–
匯兌調整	–	–	–	–	(830)	–	(830)	(830)
直接於權益確認之收入／(支出)	–	–	–	(401)	(830)	401	(830)	(830)
二零零三年Saia-Burgess權益持有人所佔溢利	–	–	–	–	–	21,701	21,701	21,701
二零零三年確認之總收入	–	–	–	(401)	(830)	22,102	20,871	20,871
庫存股份買賣淨額	–	–	318	–	–	–	318	318
以股份為基礎之補償	–	127	–	–	–	–	127	127
股息	–	–	–	–	–	(6,066)	(6,066)	(6,066)
於二零零三年十二月三十一日之結餘	30,538	36,234	(904)	20,056	(12,849)	64,603	107,140	137,678

	股本總額	股份溢價	庫存股份	公平值儲備	匯兑儲備	盈餘滾存	儲備總額	股東權益總額
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎
樓宇重估折舊	–	–	–	(401)	–	401	–	–
匯兑調整	–	–	–	–	(2,132)	–	(2,132)	(2,132)
直接於權益確認之收入／(支出)	–	–	–	(401)	(2,132)	401	(2,132)	(2,132)
二零零四年Saia-Burgess權益持有人所佔溢利	–	–	–	–	–	27,164	27,164	27,164
二零零四年確認之總收入	–	–	–	(401)	(2,132)	27,565	25,032	25,032
資本增加	135	838	–	–	–	–	838	973
以股份為基礎之補償	–	400	–	–	–	–	400	400
庫存股份買賣淨額	–	–	(1,434)	–	–	(95)	(1,529)	(1,529)
股息	–	–	–	–	–	(6,132)	(6,132)	(6,132)
於二零零四年十二月三十一日之結餘	30,673	37,472	(2,338)	19,655	(14,981)	85,941	125,749	156,422
未經審核								
於二零零四年一月一日之結餘	30,538	36,234	(904)	20,056	(12,849)	64,603	107,140	137,678
樓宇重估折舊	–	–	–	(301)	–	301	–	–
匯兑調整	–	–	–	–	446	–	446	446
直接於權益確認之收入／(支出)	–	–	–	(301)	446	301	446	446
截至二零零四年九月三十日止九個月之Saia-Burgess權益持有人所佔溢利	–	–	–	–	–	21,625	21,625	21,625
截至二零零四年九月三十日止九個月確認之總收入	–	–	–	(301)	446	21,926	22,071	22,071
資本增加	135	837	–	–	–	–	837	972
以股份為基礎之補償	–	281	–	–	–	–	281	281
庫存股份買賣淨額	–	–	152	–	–	(80)	72	72
股息	–	–	–	–	–	(6,132)	(6,132)	(6,132)
於二零零四年九月三十日之結餘(未經審核)	30,673	37,352	(752)	19,755	(12,403)	80,317	124,269	154,942

	股本總額	股份溢價	庫存股份	公平值儲備	匯兑儲備	盈餘滾存	儲備總額	股東權益總額
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎
於二零零五年一月一日之結餘	30,673	37,472	(2,338)	19,655	(14,981)	85,941	125,749	156,422
樓宇重估折舊	–	–	–	(301)	–	301	–	–
匯兑調整	–	–	–	–	3,494	–	3,494	3,494
直接於權益確認之收入/(支出)	–	–	–	(301)	3,494	301	3,494	3,494
截至二零零五年九月三十日止九個月之Saia-Burgess權益持有人所佔虧損	–	–	–	–	–	(4,876)	(4,876)	(4,876)
截至二零零五年九月三十日止九個月確認之總虧損	–	–	–	(301)	3,494	(4,575)	(1,382)	(1,382)
資本增加	125	1,500	–	–	–	–	1,500	1,625
以股份為基礎之補償	–	488	–	–	–	–	488	488
庫存股份買賣淨額	–	–	2,052	–	–	(1,369)	683	683
股息	–	–	–	–	–	(7,663)	(7,663)	(7,663)
於二零零五年九月三十日之結餘	30,798	39,460	(286)	19,354	(11,487)	72,334	119,375	150,173

5. 綜合現金流量表

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎 (未經審核)	千瑞士法郎
除所得税前溢利	31,935	29,408	37,115	29,528	5,944
有形固定資產折舊	23,755	23,408	25,630	18,049	21,883
無形資產攤銷	4,669	4,653	4,887	3,607	217
所佔聯營公司(溢利)/虧損	(430)	756	453	337	4,271
以股份為基礎之補償	–	127	400	281	488
長期撥備增加	205	1,447	559	777	8,347
匯兑收益	(3,134)	(719)	(981)	(1,312)	(1,466)
融資費用淨額	5,868	4,405	4,767	3,071	4,589
營運資本變動前之營運現金流量	62,868	63,485	72,830	54,338	44,273
應收貨款增加	(1,656)	(5,205)	(6,752)	(16,375)	(11,285)
其他流動資產(增加)/減少	(4,883)	(2,588)	5,647	14	(8,090)
存貨增加	(1,054)	(5,061)	(17,631)	(12,583)	(37)
應付貨款增加/(減少)	4,447	8,492	6,463	5,140	(8,148)
其他流動負債增加	2,936	1,001	584	6,008	18,169
經營所得現金	62,658	60,124	61,141	36,542	34,882
已付利息	(5,896)	(4,404)	(4,764)	(2,450)	(3,517)
已付所得税	(13,886)	(6,463)	(9,357)	(5,479)	(7,879)
經營活動所得之現金流量	42,876	49,257	47,020	28,613	23,486
收購物業、廠房及機器設備	(20,907)	(23,943)	(29,296)	(17,970)	(19,707)
出售物業、廠房及機器設備所得款項	456	107	1,545	972	256
自聯營公司所收取股息	256	929	402	408	779
收購所用現金	(3,955)	(4,695)	(43,939)	(43,946)	(27,978)
減持所得款項	–	1,273	–	–	–
投資活動所得之現金流量	(24,150)	(26,329)	(71,288)	(60,536)	(46,650)

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎 (未經審核)	千瑞士法郎
購買庫存股份	(1,421)	(191)	(3,805)	(1,459)	(3,448)
出售庫存股份所得款項	801	509	3,253	2,503	5,756
已派股息	(6,108)	(6,066)	(6,132)	(6,132)	(7,663)
購買財務資產	–	–	(537)	–	–
借貸所得款項	9,206	329	123,495	114,297	37,771
償還借貸	(14,659)	(17,453)	(92,801)	(79,803)	(13,657)
融資活動所得之現金流量	(12,181)	(22,872)	23,473	29,406	18,759
外幣換算之影響	(913)	271	(595)	16	789
現金及等同現金項目增加／(減少)淨額	5,632	327	(1,390)	(2,501)	(3,616)
年初／期初之現金及等同現金項目	17,530	23,162	23,489	23,489	22,099
年終／期終之現金及等同現金項目	23,162	23,489	22,099	20,988	18,483

II. SAIA-BURGESS集團財務資料附註

1.1. 一般資料及編製基準

Saia-Burgess總部位於瑞士，其附屬公司專注汽車、工業及基建自動化市場擴展中環節。作為一家供應商，其核心價值為發展集成軟件、電子及機電科技之創新解決方案。Saia-Burgess集團於歐洲、美洲、非洲及亞洲製造開關掣、傳動器、電子產品及電子控制器。產品透過其全球銷售組織銷售。

Saia-Burgess為於瑞士註冊成立之有限公司，其註冊地址為Bahnhofstrass 18, CH-3280 Murten, Switzerland。

Saia-Burgess股份於一九九八年五月十一日公開發售，並於瑞士證券交易所(SWX Swiss Exchange)掛牌。

於二零零五年八月二十六日，貴公司透過Gatebrook以公開投標建議(「建議」)收購Saia-Burgess全部已發行股本(庫存股份除外)。於二零零五年十一月十七日，建議條件已獲達成，而收購根據建議之條款完成。

於本報告日，Saia-Burgess於以下主要附屬公司及聯營公司擁有直接及間接權益：

主要附屬公司及聯營公司列表

公司名稱	經營地點	所持權益	註冊／成立地點及日期	法律實體種類(例：有限公司)	已發行股本詳情(款額)	已發行股份數目	主要業務(例：生產／銷售)
附屬公司							
Saia-Burgess Electronics Holding AG	瑞士	100%	Murten，一九九七年六月二十六日	有限公司	32,160,000	643,200	控股
Saia-Burgess Murten AG	瑞士	100%	Murten，一九八六年十一月二十日	有限公司	5,000,000瑞士法郎	5,000	研發、生產及銷售
Saia-Burgess Controls AG	瑞士	100%	Murten，二零零零年七月五日	有限公司	100,000	100	生產
Saia-Burgess Cetronic AG	瑞士	100%	Kirchberg，一九八二年五月二十三日	有限公司	700,000	700	銷售
Saia-Burgess Gateshead Ltd.	英國	100%	英格蘭：一九六七年七月二十一日	有限公司	7,000,100英鎊	7,000,100	生產
Saia-Burgess Oldenburg GmbH & Co. KG	德國	100%	Oldenburg：一九九六年七月五日	有限責任合夥	15,338,800歐元	100%	生產
Saia-Burgess Dresden GmbH	德國	100%	漢堡／德國，一九九一年六月二十五日	GmbH	25,600歐元	1	研發／生產
Saia-Burgess Halver GmbH & Co. KG	德國	100%	Schalksmühle：一九七零年十月六日	有限責任合夥	1,022,600歐元	1	生產
Saia-Burgess Deutschland GmbH	德國	100%	Velbert，一九九七年七月十四日	有限公司	511,300歐元	1	銷售
Saia-Burgess Industry Sp.zo.o., PL	波蘭	100%	Katowice，二零零五年一月二十五日	Sp.zo.o	波蘭幣364,145.25元	417	生產
Saia-Burgess Poland Sp.zo.o.	波蘭	100%	Katowice，二零零五年七月二十日	Sp.zo.o	波蘭幣50,000元	100	生產
Saia-Burgess Paris Sarl	法國	100%	Gennevilliers：一九八九年三月二十三日	SARL	2,000,000歐元	125,000	銷售
Saia-Burgess Milano Srl	意大利	100%	Codogno (Lodi)，一九九六年五月十三日	有限公司	3,700,000歐元	不適用(可自由分配)	銷售
Saia-Burgess Österreich GmbH	奧地利	100%	薩爾茨堡：一九九一年三月二十五日	GmbH	40,000歐元	無	銷售
Saia-Burgess Benelux B.V.	荷蘭	100%	Gouda，一九九五年三月十五日	B.V.	675,000歐元	15,000*45歐元	銷售
Saia-Burgess Controls Kft	匈牙利	100%	一九九三年九月二十一日	有限公司	匈牙利幣5,000,000元		銷售
Saia-Burgess Hatvan Kft	匈牙利	100%	Eger，二零零三年十月十一日	有限公司	匈牙利幣30,000,000元	1	生產
Saia-Burgess Ózd Kft	匈牙利	100%	Ózd：一九九零年七月十日	有限公司	匈牙利幣16,470,000元	1	生產
Saia-Burgess Monastir C.S.	突尼西亞	100%	Monastir，一九七二年四月二十七日	有限責任合夥	突尼西亞幣20,000元	1,000	生產
Saia-Burgess USA Inc.	美國	100%	伊利諾伊州，一九八零年三月	法團	1,000美元	1,000	銷售
Saia-Burgess Inc., Vandalia	美國	100%	特拉華州，二零零零年十二月	法團	50美元	5,000	生產
Saia-Burgess Automotive Inc., Cary	美國	100%	美國特拉華州，一九七四年三月十二日	法團	1,000,000美元	2,000	設計／生產／銷售
Saia-Burgess Automotive Actuators Inc., Spring field (前稱CEI Ltd)	美國	100%	State of TN，一九八八年四月二十日	法團	8,000,000美元普通股 13,630,814美元實繳股本	300,000	生產／設計／銷售
Saia-Burgess Canada Co. Inc.	加拿大	100%	加拿大多倫多：一九六三年三月	法團	80,000加拿大元	80,000	銷售／分銷
思博(廣州)電子有限公司	中國	100%	中國廣州：二零零二年十二月	有限公司	2,350,000美元		生產
思博(香港)有限公司	香港	100%	香港：一九九三年三月十八日	有限公司	20港元	2	貿易

公司名稱	經營地點	所持權益	註冊／成立地點及日期	法律實體種類（例：有限公司）	已發行股本詳情（款額）	已發行股份數目	主要業務（例：生產／銷售）
聯營公司							
MicroChemical Systems SA (MiCS)	瑞士	35%	Corcelles，一九九八年六月二十六日	有限公司	6,670,182	1,693,308	生產
IP-Trading Ges.m.b.H.	奧地利	49%	Wien，二零零零年十月二十四日	Ges.m.b.H.	35,000歐元	無	貿易
柏豐（微開關）有限公司	香港	25%	香港，一九九三年五月十一日	有限公司	100,000港元	100,000	生產
深圳斯瑪爾特微電機有限公司（斯瑪爾特）	中國	49%	中國深圳，一九九八年九月二十八日	有限公司	人民幣17,388,000元	49%	生產

1.2. 主要會計政策概要

Saia-Burgess集團之財務資料乃根據國際財務報告準則，並按歷史成本法編製，惟因重估若干土地及樓宇以及按公平值計入損益之衍生財務工具而加以修訂，該等項目均以公平值列賬。

編製與國際財務報告準則貫徹一致的財務資料需要使用若干關鍵會計評估，亦需要管理層在應用Saia-Burgess會計政策過程中作出判斷。需要作出更大程度之判斷或較複雜之部分、或假設及估計對財務資料而言屬重要之部分，於附註1.4披露。

於二零零五年，Saia-Burgess集團採納所有於二零零五年一月一日起生效之新訂及經修訂國際財務報告準則標準及詮釋。採納國際財務報告準則第2號以股份為基礎之支付、國際財務報告準則第3號業務合併，須同時採納國際會計準則第36號（二零零四年修訂版）資產減值、國際會計準則第38號（二零零四年修訂版）無形資產及國際會計準則第21號（二零零三年修訂版）外幣匯率變動之影響導致Saia-Burgess集團之會計政策出現重大變動。二零零二、二零零三及二零零四年財務報表已根據有關準則之過渡規定作出修訂。

國際財務報告準則第2號

Saia-Burgess集團設有一項以股權償付、以股份為基礎之補償計劃。

國際財務報告準則第2號規定公司於其財務報表反映以股份為基礎之支付交易之影響，包括與向僱員授出購股權交易有關之開支。採納國際財務報告準則第2號導致有關以股份為基礎之支付之會計政策有變。截至二零零四年十二月三十一日，並無於Saia-Burgess集團綜合財務報表確認開支。自二零零五年一月一日起，就授出購股權所換取獲得僱員服務之公平值，乃確認為開支。於二零零二年十一月七日後授出而於二零零五年一月一日尚未歸屬之所有權益工具之支出總額，於有關歸屬期間計入收益表。

於購股權行使時，收取所得款項扣除任何直接應計交易成本，乃計入股本（面值）及股份溢價。

國際財務報告準則第3號、國際會計準則第36號（二零零四年修訂版）及國際會計準則第38號（二零零四年修訂版）

採納國際財務報告準則第3號、國際會計準則第36號（二零零四年修訂版）及國際會計準則第38號（二零零四年修訂版），導致有關商譽之會計政策出現變動。直至二零零四年十二月三十一日為止，商譽乃：

- 按直線法基準於五至二十年期間攤銷。
- 於每個結算日評估減值跡像。

根據國際財務報告準則第3號

- 本集團自二零零五年一月一日起終止攤銷商譽。
- 截至二零零四年十二月三十一日之累計攤銷已撇銷，商譽成本相應減少。
- 自二零零五年一月一日年度起，商譽將每年或於出現減值跡象時檢測減值。

本集團已根據國際財務報告準則第3號之過渡條文，就二零零四年三月三十一日後進行之收購採納國際財務報告準則第3號、國際會計準則第36號（二零零四年修訂版）及國際會計準則第38號（二零零四年修訂版）。

此規定適用於 貴集團綜合資產負債表呈列之商譽以及聯營公司權益會計涉及之商譽。

國際會計準則第21號(二零零三年修訂版)

根據國際會計準則第21號(二零零三年修訂版),商譽須以所收購海外業務之功能貨幣列示,並按結算匯率換算。 貴集團已就所有於二零零五年一月一日起之商譽應用此準則。會計政策變動導致資產負債表內之商譽及權益減少。新準則已追溯應用;因此,過往年度之比較數字已重新列報。

採納國際財務報告準則第2號、國際財務報告準則第3號、國際會計準則第36號(二零零四年修訂版)、國際會計準則第38號(二零零四年修訂版)及國際會計準則第21號(二零零三年修訂版)對下列各年度/期間構成以下財務影響。

費用增加/(減少)	**截至十二月三十一日止年度**			**截至九月三十日止九個月**
	二零零二年	**二零零三年**	**二零零四年**	**二零零四年**
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎* *(未經審核)*
國際財務報告準則第2號 行政/其他經營費用	–	127	400	281
國際會計準則第21號 行政/其他經營費用	(274)	(1,042)	(1,218)	(883)

資產負債表項目增加/(減少)	**於十二月三十一日**		
	二零零二年	**二零零三年**	**二零零四年**
國際財務報告準則第2號 儲備及盈餘滾存	–	(127)	(400)
國際會計準則第21號 無形資產	(16,935)	(21,557)	(25,614)
儲備及盈餘滾存	(16,935)	(21,557)	(25,614)

於本報告日期,Saia-Burgess集團並無提早採納以下已頒布並為Saia-Burgess集團應用,但並未生效之準則及詮釋:

– *國際會計準則第19號(修訂本)—僱員福利(自二零零六年一月一日起生效)*。此項修訂引入確認精算損益之其他方法。倘多僱主計劃之資料不足以應用界定福利會計處理方法,則可能須施加額外確認規定。此項修訂亦增添新披露規定。由於 貴集團不擬更改就確認精算損益所採納之會計政策,且並無參與任何多僱主計劃,故採納此項修訂將僅影響財務報表呈報之形式及披露內容。 貴集團將自二零零六年一月一日開始之年度期間採納是項修訂。

– *國際會計準則第39號(修訂本)—預測集團內公司間交易之現金流量對沖會計處理方法*(自二零零六年一月一日起生效)。該修訂使極有可能進行集團內公司間交易之外幣風險列為綜合財務報表之對沖項目,惟:(a)該交易須以進行交易實體之功能貨幣以外之貨幣列值;及(b)外幣風險將影響綜合溢利或虧損。由於有關期間內Saia-Burgess集團並無進行任何可列為綜合財務報表之對沖項目之集團內公司間交易,故此是項修訂不適用於Saia-Burgess集團業務。

- *國際會計準則第39號(修訂本)—選擇以公平值入賬*(自二零零六年一月一日起生效)。此項修訂更改分類為按公平值計入損益之財務工具之定義,並限制指定財務工具作為此種類別之一部分。 貴集團相信,由於 貴集團應可就按公平值計入損益之指定財務工具遵守經修訂準則,故此是項修訂將不會對財務工具之分類構成重大影響。 貴集團將自二零零六年一月一日開始之年度期間採納是項修訂。

- *國際會計準則第39號及國際財務報告準則第4號(修訂本)—財務擔保合約*(自二零零六年一月一日起生效)。此項修訂規定已作出之財務擔保(該等實體以往宣稱為保險合約者除外)初步按公平值確認,其後則按下列兩項之較高者計算:(a)所收取及遞延相關費用之未攤銷結餘;及(b)用以繳付於結算日之承擔之開支。管理層認為,是項為國際會計準則第39號之修訂,並確認是項修訂不適用於Saia-Burgess集團。

- *國際財務報告準則第1號(修訂本)—首次採納國際財務報告準則以及國際財務報告準則第6號(修訂本)—礦產資源勘探及評估*(自二零零六年一月一日起生效)。由於Saia-Burgess集團並非首次採納國際財務報告準則,且並無進行任何礦產資源勘探及評估,故此等修訂不適用於Saia-Burgess集團業務。

- *國際財務報告準則第7號—財務工具:披露以及國際會計準則第1號之補充修訂—財務報表呈報-資本披露*(自二零零七年一月一日起生效)。國際財務報告準則第7號載有新披露規定以增加就財務工具披露之資料。此項修訂規定披露公司所承受財務工具產生之風險之質量及數量資料,包括有關信貸風險、流通量風險及市場風險之指定最低披露項目,以及市場風險相關之敏感資料分析。此項修訂取代國際會計準則第30號—銀行及同類財務機構財務報表披露,以及國際會計準則第32號—財務工具:披露及呈報。此項修訂適用於所有根據國際財務報告準則作出報告之實體。國際會計準則第1號之修訂須包括披露實體之資金水平,以及其管理資本方法。Saia-Burgess集團已評估國際財務報告準則第7號之影響及國際會計準則第1號修訂,並認為主要增加之披露為市場風險之敏感資料分析以及修訂國際會計準則第1號後所規定之資本披露。Saia-Burgess集團將自二零零七年一月一日開始之年度期間採納國際財務報告準則第7號及多項國際會計準則第1號之修訂。

- *國際財務報告詮釋委員會第4號—釐定安排是否包括租賃*(自二零零六年一月一日起生效)。國際財務報告詮釋委員會第4號規定根據安排之內容釐定安排是否包括租賃。此項準則須評估:(a)達成安排是否須視乎使用某一特定資產或多項資產(該資產);及(b)該項安排是否附帶使用該項資產之權利。管理層現正評估國際財務報告詮釋委員會第4號對Saia-Burgess集團業務構成之影響。

- *國際財務報告詮釋委員會第5號—終止運作、復原及環境修復基金產生權益之權利*(自二零零六年一月一日起生效)。國際財務報告詮釋委員會第5號不適用於Saia-Burgess集團業務。

- *國際財務報告詮釋委員會第6號—參與特定市場—廢料電力及電子設備產生之負債*(自二零零五年十二月一日起生效)。國際財務報告詮釋委員會第6號不適用於Saia-Burgess集團業務。

1.2.1 綜合賬目

財務資料包括Saia-Burgess及其所有附屬公司之財務報表。

a) 附屬公司

附屬公司指Saia-Burgess集團有權控制其財務及營運決策且一般擁有其過半數投票權股權的所有實體(包括特殊目的實體)。評估Saia-Burgess集團是否控制另

一實體時，會考慮Saia-Burgess可否行使或轉換對另一實體之潛在投票權或具有影響力。

Saia-Burgess集團之財務資料乃以所有Saia-Burgess集團內公司間之統一及公認會計原則為基準編製。附屬公司之資產負債表及收益表，於控制權轉移Saia-Burgess集團之日期起綜合計算，並於控制權終止之日期起終止綜合計入賬目。

收購附屬公司以收購會計法入賬。收購成本按交換日期給予之資產、發行之股本工具及產生或承擔之負債之公平值釐定，另加收購之直接應計成本。業務合併中獲得之可識別資產以及承擔之負債及或然負債，初步按照收購日期之公平值計量。收購成本超出Saia-Burgess集團所佔所購入可識別資產淨值公平值之差額乃以商譽入賬。倘收購成本低於所購入附屬公司之資產淨值公平值，差額會直接於收益表確認。

所有集團內公司間之結餘、交易以及集團內公司間之溢利，已於綜合賬目時對銷。

Saia-Burgess集團之主要附屬公司資料，載於本報告第II節附註1.1。

於控股公司之未經綜合財務報表，附屬公司投資乃按成本扣除任何減值列賬。

b)　聯營公司

Saia-Burgess集團的聯營公司投資乃按權益會計法處理。聯營公司即Saia-Burgess集團對其擁有重大影響力(一般擁有20%至50%投票權)之實體，惟該等實體並非Saia-Burgess集團之附屬公司或合營企業。在資產負債表中，聯營公司投資初步按成本值確認，及後按成本值加收購後Saia-Burgess集團於該等聯營公司中所佔資產淨值變動，扣除任何減值後入賬。收益表反映Saia-Burgess集團所佔聯營公司的經營業績。Saia-Burgess集團於聯營公司之投資，包括收購產生之商譽(扣除累計攤銷)，乃根據下文所載有關商譽之會計政策處理。

Saia-Burgess集團之主要聯營公司，載於本報告第II節附註1.1內。

於控股公司之未經綜合財務報表，聯營公司投資乃按成本值減任何減值列賬。聯營公司之業績乃按Saia-Burgess所收取股息及應收股息之基準計算。

1.2.2. 分部報告

業務分部指從事提供產品或服務之一組資產及業務，而該組資產及業務之風險及回報，與其他業務分部有別。地區分部乃在特定經濟環境下從事提供產品或服務，而該分部之風險及回報與在其他經濟環境經營之分部有別。

Saia-Burgess集團之主要分部資料呈報方式為業部分部。就管理目的，Saia-Burgess集團根據客戶類別分為汽車、工業及控制器三個營業部門。該等部門乃Saia-Burgess集團呈報其主要分部資料之計算基準。

Saia-Burgess集團之次要分部資料呈報方式為地區分部。地區分部反映各部門經營之主要地區。

1.2.3. 外幣換算

(a) 功能及呈列貨幣

財務資料所列Saia-Burgess集團各實體項目，均以有關實體營運之主要經濟環境主要貨幣（「功能貨幣」）列值。Saia-Burgess集團之財務資料，乃以Saia-Burgess之功能及呈列貨幣瑞士法郎列值。

(b) 交易及結餘

外幣交易按交易日期之現行匯率換算為功能貨幣。結算該等交易及按年結匯率換算以外幣呈列貨幣資產及負債所產生之匯兑盈虧均於收益表確認，惟於股本遞延處理列作合資格現金流量對沖項目及合資格投資淨額對沖項目者除外。

(c) Saia-Burgess集團旗下公司

綜合公司之收益表及現金流量，按年內／期內平均匯率換算為Saia-Burgess集團之申報貨幣，而其資產負債表則按結算日期匯率換算。換算於外國實體之投資淨額所產生匯兑差額及指定用作對沖該等投資之借貸及其他貨幣工具之匯兑差額乃列入股東權益。出售外國實體時，該等匯兑差額於收益表確認為出售收益或虧損之一部分。

收購外國實體所產生之商譽及公平值調整，作外國實體之資產及負債處理，並按結算匯率換算。

1.2.4 現金及等同現金項目

現金及等同現金項目包括手頭現金及銀行賬戶現金結餘。銀行透支乃於即期借貸中列示。

1.2.5. 應收貨款及其他應收款項

應收貨款及其他應收款項初步按公平值確認，其後以實際利率方法計算攤銷成本，並扣除減值撥備。當有客觀證據顯示Saia-Burgess集團未能根據有關應收款項之原訂條款收回所有到期款項時，則會作出應收貨款及其他應收款項之減值撥備。撥備金額為資產賬面值與估計日後按實際利率折算之現金流量現值間差額。撥備金額在收益表確認。

1.2.6. 存貨

存貨按成本與可變現淨值中之較低者入賬。成本按先入先出法計算。製成品及在製品之成本包括原材料、直接勞工、其他直接成本及相關生產間接開支。可變現淨值為於日常業務中估計售價減適用非固定出售費用。

在製品乃按生產進度估值。

1.2.7. 物業、廠房及機器設備

土地及樓宇主要包括工廠及辦公室。土地及樓宇，根據外聘獨立估值師之定期估值扣除樓宇其後折舊，以公平值列賬。估值資料每三至五年更新。於估值日期之任何累計折舊，與資產總面值對銷，餘額於資產重估值重新列報。所有其他物業、廠房及機器設備，乃按歷史成本減折舊及減值虧損列賬。歷史成本包括收購項目直接產生之開支。修理及維修費用，於其產生之財務期間計入收益表。

重估土地及樓宇產生之面值增加，計入股東權益之公平值儲備。同一資產之減值對銷該資產以往之增值，直接於權益之公平值儲備扣除。所有其他減值於收益表計算。每年按計入收益表之資產重估面值計算之折舊與按資產原值計算之折舊間差額自公平值儲備轉入盈餘滾存。

永久業權土地不予折舊。其他資產之折舊乃以直線法計算，於其估計可用年期分配其成本或重估金額至其剩餘價值。

計算折舊之估計可使用年期如下：

樓宇	四十至五十年
機器及工具	三至十年
傢具及汽車	三至十年

於釐定固定資產之可用年期時，已考慮以下因素：

- 自然可用年期；
- Saia-Burgess重置政策；
- 市場或科技老化；
- 合約或法律限制。

1.2.8. 無形資產

a)　可用年期為無限之無形資產

商譽指收購成本超出Saia-Burgess集團於收購日期所佔所收購附屬公司／聯營公司可識別淨資產公平值之差額。收購附屬公司所產生商譽計入無形資產。收購聯營公司所產生商譽計入聯營公司投資。

於二零零四年三月三十一日前投資所獲得之商譽：

直至二零零四年十二月三十一日，有關於二零零四年三月三十一日或之前投資所獲得之商譽，乃按直線基準於五至二十年期間攤銷，並於每個結算日評估有否出現減值跡象。

根據國際財務報告準則第3號：

- Saia-Burgess集團於二零零五年一月一日終止攤銷商譽
- 於二零零四年十二月三十一日之累計攤銷已對銷，商譽成本相應減少
- 自截至二零零四年十二月三十一日止年度起，須每年或當出現減值跡象時就檢測商譽減值。

二零零四年三月三十一日後所獲得投資商譽：

Saia-Burgess集團已就二零零四年三月三十一日後之收購，根據國際財務報告準則第3號之過渡條文，採納國際財務報告準則第3號、國際會計準則第36號（二零零四年修訂版）及國際會計準則第38號（二零零四年修訂版）。

該規則適用於Saia-Burgess集團綜合資產負債表所呈列之商譽以及聯營公司權益會計涉及之商譽。

將於每年或出現減值跡象時檢測商譽。

出售一家實體錄得之損益包括與該出售實體有關之商譽之賬面值。

檢測減值時，商譽乃分配至現金產生單位。各現金產生單位即Saia-Burgess集團呈報為主要報告分部之三個經營分部投資。

b)　可用年期有限之可識別無形資產

客戶名單、訂單賬薄及專利權，乃以歷史成本減累計攤銷列賬。攤銷乃以直線法計算，以按其估計可用年期分配成本。

計算折舊之估計可使用年期如下：

客戶名單	5年
積存訂單	1年
專利權	10年

c)　研究及開發開支

倘研究及開發開支符合國際會計準則第36號所載確認標準，則將撥充資本，倘研究及開發開支未符合標準，則於產生時確認為開支。

1.2.9. 資產減值

無限定可用年期之資產毋須攤銷，惟須最少每年檢測減值一次。須予攤銷之資產，於發生事項或情況有變，顯示或不能收回賬面值時評估減值。確認之減值虧損金額，相當於資產賬面值超逾其可收回金額之差額。可收回金額為資產公平值減出售成本及使用價值中之較高者。評估減值時，資產按可獨立識別現金流量之最低水平（現金產生單位）分類。

1.2.10. 借貸

借貸初步以所收取代價之公平值扣除所產生交易成本確認。借貸其後按實際利率法以攤銷成本列賬。所得款項（扣除交易成本）與贖回價值間之差額，乃於借貸期間在收益表確認。

1.2.11. 所得税

個別公司之應課税溢利當中之應付所得税，乃根據有關國家實行之税務規定作全數撥備。

遞延所得税乃就資產與負債的税基及有關資產與負債於財務資料中的賬面值兩者的暫時差額，以負債法作出全數撥備。遞延所得税乃以於結算日訂明或實際訂明的税率（及法例）釐定，預期將於變現相關遞延所得税資產或清償遞延所得税負債後應用。

遞延所得税資產之確認僅以預期日後可能出現應課税溢利用作抵銷暫時差額為限。

結轉之税務虧損僅於其可合理地假設未來應課税收入足以透過抵銷虧損取得税務優惠時，呈報為遞延税項資產。

1.2.12. 撥備

當Saia-Burgess集團因過往事件承擔現有法律或推定責任，而解除責任很有可能導致資源流出，且金額能夠可靠計算之情況下，便會確認撥備。

倘Saia-Burgess集團預期該撥備將予歸還（如根據保險合約），則會將歸還數額確認作獨立資產，惟僅會在歸還數額可實質地確定時方會作出此舉。

1.2.13. 股本

普通股歸類為股本。

發行新股份或購股權直接所佔成本之增加，於權益中列為所得款項之扣減項目（扣除税項）。

庫存股份於股份被註銷、重新發行或出售時始按所付代價自權益扣除。倘該等股份其後售出或重新發行，則該等股份須按平均成本出售，出售之任何盈餘或虧絀乃計入盈餘滾存。

1.2.14. 股息

股息乃於其獲Saia-Burgess股東批准之期間記錄。

1.2.15. 僱員福利

a)　退休金承擔

Saia-Burgess集團旗下公司根據其業務所在國家之本地情況及慣例，設有多項退休金計劃。該等計劃一般透過向保險公司或託管人管理之基金，提供根據定期精確計算後釐定之供款提供資金。Saia-Burgess集團設有界定福利計劃及界定供款計劃。界定福利計劃為退休金計劃，僱員可於退休時享有既定退任金福利；金額視乎一個或多個因素，例如年齡、服務年期及補償。界定供款計劃為退休金計劃，據此，Saia-Burgess集團向一獨立實體作定額供款，即使基金並無足夠資產以向所有僱員繳付有關僱員現時及過往期間服務之福利，Saia-Burgess集團並無法律或推定責任作進一步供款。

於資產負債表內就界定福利退休金計劃確認的責任，為於結算日之界定福利承擔現值，減計劃資產公平值，同時包括未確認精算損益及過去服務費用的調整。界定福利承擔定期由獨立精算師根據預算單位貸記法計算。界定福利承擔的現值，按以支付福利的同一貨幣計值，且到期日與相關退休福利責任相若的優質企業債券利率，折算估計未來現金流出。

當各計劃之累計未確認精算損益超出界定福利承擔現值及計劃資產公平值較高者之10%，精算損益確認為收入或支出。該等損益按參與該計劃之員工之估計剩餘平均工作年期確認。

就界定供款計劃而言，Saia-Burgess集團向公營或私人管理退休保險計劃作出強制、合約或自願性質供款。作出供款後，Saia-Burgess集團毋須作進一步供款承擔。定期供款到期時於年內構成定期成本淨額，計入員工成本。

b) 花紅計劃

Saia-Burgess集團根據一方程式經考慮若干定額調整之年內溢利後，確認花紅為一項負債及開支。

c) 以股份為基準之補償

Saia-Burgess集團實行按股本結算並以股份為基礎之補償計劃。為換取授出購股權所獲得僱員服務之公平值確認為開支。於歸屬期間內將予支銷之總額乃參考已授出購股權之公平值釐定，不包括任何非市場歸屬條件（如溢利水平及銷售增長目標）之影響。預期可予行使購股權數目之假設計入非市場歸屬條件。於各結算日，公司會修改其對預期可予行使購股權數目之估計，並於收益表確認修訂原本估計（如有）之影響，並於餘下歸屬期間就股本作出相應調整。

所得款項扣除任何直接交易成本，於購股權獲行使時計入股本（面值）及股份溢價。

1.2.16. 收入確認

收入包括銷售貨品及服務之發票價值，已扣除增值税、回扣及對銷Saia-Burgess集團內公司間之銷售。收入確認如下：

a) 貨品銷售於Saia-Burgess集團公司向客戶交付產品而客戶已接納產品，且有關應收款項合理確定可以收回之時確認。

b) 專利費收入根據有關協議內容以應計基準確認。

1.2.17. 租賃

凡轉讓絕大部分與擁有權相關之風險及回報之租賃，均列為融資租賃。融資租賃之最低租賃付款現值淨額，於資產負債表確認為資產及負債，金額約相當於租賃開始時租賃資產之公平值。融資租賃可導致各會計期間出現折舊資產之折舊開支以及融資開支。資產按剩餘年期或租賃期間之較短期間折舊。

並無轉讓絕大部分與擁有權相關之風險及回報之租賃，列為經營租賃。經營租賃項下之付款，於租賃期間，按直線法基準計入收益表。

1.3. 財務風險管理

1.3.1. 財務風險因素

Saia-Burgess集團之業務承受不同之財務風險：

- 市場風險（包括貨幣風險、公平值利率風險及價格風險）
- 信貸風險
- 流動風險
- 現金流量利率風險。

Saia-Burgess集團之整體風險管理計劃專注於難以預計之金融市場，並盡量減低對Saia-Burgess集團財務表現之潛在不利影響。Saia-Burgess集團根據其風險政策，利用衍生財務工具對沖若干風險。

Saia-Burgess集團之財務風險管理政策於承受之業務風險、帶來之溢利及對股東權益之潛在影響間取得適當平衡。業務單位根據定額限制管理財務風險，旨在平衡對沖成本與承受風險之金額，以減低財務風險。

a) 外匯風險

Saia-Burgess集團業務國際化，故承受多種貨幣之外匯風險，風險主要來自歐元、美元及英鎊。外匯風險來自未來商業交易、於海外業務之已確認資產及負債以及投資淨額。

Saia-Burgess集團之公司經徵詢Saia-Burgess集團庫務部之意見後，以遠期合約管理未來商業交易及已確認資產及負債產生之外匯風險。倘未來商業交易、已確認資產及負債，以公司功能貨幣以外之外幣計值，則產生外匯風險。

b) 價格風險

商品之價格變動將對Saia-Burgess集團之業績帶來影響。

c) 信貸風險

Saia-Burgess集團並無重大集中之信貸風險。其一直監管應收款項及評估新客戶信貸是否良好，以管理承受之信貸風險。衍生交易人士及現金交易僅限於擁有良好信貸記錄之金融機構。

d) 流動風險

審慎流動資金風險管理政策，意指維持充足現金並透過充足之已承諾信貸融資提供資金。

e) 現金流量及公平值利率風險

由於Saia-Burgess集團並無重大計息資產，故Saia-Burgess集團之收入及經營現金流量大致上不受市場利率變動影響。

Saia-Burgess集團之利率風險來自按不同利率作出之借貸。Saia-Burgess集團利用其利率衍生工具管理現金流量利率風險。該等利率衍生工具之經濟影響，為可將借貸之浮動利率，轉為固定或具限額之利率。衍生工具乃根據Saia-Burgess集團對市場狀況之評估而使用。

1.3.2. 計算衍生財務工具及對沖活動

衍生工具於訂立衍生工具合約之日按公平值初步確認，其後按公平值重新計量。此項確認法造成之收益或虧損，取決於衍生工具是否指定作為對沖工具；倘若如是，則取決於被對沖項目之性質。

Saia-Burgess集團一般使用不符合對沖會計準則之衍生工具。任何不符合對沖會計準則的衍生工具的公平值如有任何變動，須即時於收益表確認。

1.3.3. 公平值估計

於活躍市場買賣之財務工具之公平值為結算日所報市價。

並無於活躍市場買賣之財務工具公平值，乃採用估值技術釐定。Saia-Burgess集團採用多種方法（如折算現金流量）並根據各個結算日之市況作出假設。

於一年內到期之財務資產及負債之面值減任何估計信貸調整，假定與其公平值相若。作為披露用途，財務負債之公平值，乃按Saia-Burgess集團就類似財務工具可得當時市場利率，折算日後合約現金流量估計。

1.4. 重要會計估計及判斷

估計及判斷按過往經驗及其他因素持續評估，包括對未來事件在當前情況下的合理預期。

Saia-Burgess集團就未來事件作出估計及假設。所得出之會計估計甚少相等於相關實際業績。估計及假設會帶來重大風險，導致下個財政期間之資產及負債面值出現以下重大調整。

a) 所得稅

Saia-Burgess集團須繳付多個司法權區之所得稅，釐定所得稅撥備時須作出重要判斷。由於涉及多個交易及計算，故於日常業務中未能確定最終稅項。Saia-Burgess集團根據額外稅項會否到期之估計，就估計稅項審核之事項確認負債。倘所得出該等事項之最終稅項與最初錄得之金額有差異，該差額將影響作出該等決定期間之所得稅及遞延稅項撥備。

b) 估計商譽減值

Saia-Burgess集團每年根據附註1.2.9所述會計政策，檢測商譽有否出現任何減值。現金產生單位之可收回金額乃根據使用價值計算，計算該等價值時須作出估計。

c) 累計退休金

退休金福利之負債及支出，視乎Saia-Burgess集團精算師計算該金額時嘗試估計未來事項所作出之假設釐定。該等假設包括貼現率、計劃資產之預期長期回報率及未來補償水平之增長率。

2. 綜合資產負債表附註

2.1. 應收貨款

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
應收貨款	65,750	73,022	89,386	106,704
呆賬撥備	(2,007)	(2,247)	(3,457)	(6,155)
總計	63,743	70,775	85,929	100,549

由於Saia-Burgess集團客戶數目眾多，遍佈世界各地，故並無信貸集中之風險。

Saia-Burgess集團向其貿易客戶授出之信貸期一般為10至150天不等。

以下為應收貨款之賬齡分析：

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
0-30日	32,196	35,675	39,730	53,361
31-60日	16,537	19,165	28,002	26,423
61-90日	9,764	10,497	12,608	14,130
90日以上	5,246	5,438	5,589	6,635
	63,743	70,775	85,929	100,549

以下為已確認應收貨款減值虧損詳情：

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
計入：					
銷售額	608	238	270	438	389
銷售成本	240	36	102	204	279
行政／其他經營費用	–	–	3	–	–
	848	274	375	642	668

2.2. *其他應收款項及預付款項*

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
其他應收款項	11,824	13,039	9,735	19,367
預付款項	3,711	4,593	2,510	27,546
總計	15,535	17,632	12,245	46,913

其他應收款項主要包括增值稅及其他短期應收稅項。

於二零零五年九月三十日，一筆為數2,640萬瑞士法郎之款項已預付以收購CEI Ltd., Springfield (USA)。收購CEI Ltd., Springfield (USA)已於二零零五年十月一日完成。

2.3. *存貨*

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
原料及零件	31,902	35,079	50,411	57,665
在製品	6,433	6,787	8,070	6,348
製成品(包括購買貨物)	13,240	15,946	20,050	17,145
總計	51,575	57,812	78,531	81,158

確認為開支並計入銷售成本之存貨成本如下:

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
計入銷售成本之存貨成本	326,990	343,872	399,272	295,105	334,287

存貨價值乃於扣除陳舊及滯銷存貨撥備後列賬。

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
各年度之撥備	5,059	6,805	7,835	12,375

2.4. *物業、廠房及機器設備*

	土地 千瑞士法郎	樓宇 千瑞士法郎	機器 千瑞士法郎	工具 千瑞士法郎	其他 千瑞士法郎	物業、廠房及機器設備總計 千瑞士法郎
成本／經重估金額						
於二零零二年一月一日之結餘	11,821	70,436	117,515	61,854	30,207	291,833
匯兌差額	(233)	(1,519)	(3,365)	(1,919)	(1,070)	(8,106)
透過收購附屬公司添置	–	–	365	–	–	365
二零零二年添置	77	1,144	8,486	6,484	4,385	20,576
二零零二年出售	–	–	(1,957)	(130)	(455)	(2,542)
於二零零二年十二月三十一日之結餘	11,665	70,061	121,044	66,289	33,067	302,126
匯兌差額	70	511	682	1,235	326	2,824
透過收購附屬公司添置	–	–	205	305	1,348	1,858
二零零三年添置	52	1,197	10,121	8,104	4,469	23,943
二零零三年出售	–	(52)	(1,931)	–	(1,555)	(3,538)
於二零零三年十二月三十一日之結餘	11,787	71,717	130,121	75,933	37,655	327,213
匯兌差額	(77)	(331)	(653)	(703)	(347)	(2,111)
透過收購附屬公司添置	1,207	3,184	8,292	3,298	381	16,362
二零零四年添置	–	2,327	12,389	8,532	5,802	29,050
二零零四年出售	(50)	(644)	(4,840)	(555)	(1,701)	(7,790)
於二零零四年十二月三十一日之結餘	12,867	76,253	145,309	86,505	41,790	362,724
匯兌差額	278	1,200	2,740	1,540	792	6,550
透過收購附屬公司添置	–	–	1,301	–	–	1,301
截至二零零五年九月三十日止九個月添置	–	2,543	8,768	5,080	3,502	19,893
截至二零零五年九月三十日止九個月出售	–	(41)	(2,905)	(2,043)	(433)	(5,422)
於二零零五年九月三十日之結餘	13,145	79,955	155,213	91,082	45,651	385,046
累計折舊						
於二零零二年一月一日之結餘		24,463	70,736	41,526	20,753	157,478
匯兌差額		(296)	(1,705)	(2,044)	(580)	(4,625)
二零零二年添置		1,507	10,317	7,945	3,986	23,755
二零零二年出售		–	(1,039)	(130)	(400)	(1,569)
於二零零二年十二月三十一日之結餘		25,674	78,309	47,297	23,759	175,039
匯兌差額		155	942	792	364	2,253
二零零三年添置		1,532	10,454	7,832	3,590	23,408
二零零三年出售		–	(1,726)	–	(1,555)	(3,281)
於二零零三年十二月三十一日之結餘		27,361	87,979	55,921	26,158	197,419
匯兌差額		(127)	(400)	(776)	(255)	(1,558)
二零零四年添置		1,623	12,295	7,477	4,235	25,630
二零零四年出售		(164)	(3,714)	(555)	(1,696)	(6,129)
於二零零四年十二月三十一日之結餘		28,693	96,160	62,067	28,442	215,362

	土地 千瑞士法郎	樓宇 千瑞士法郎	機器 千瑞士法郎	工具 千瑞士法郎	其他 千瑞士法郎	物業、廠房及機器設備總計 千瑞士法郎
匯兑差額		220	1,223	1,197	457	3,097
截至二零零五年九月三十日止九個月添置		1,244	10,361	6,507	3,771	21,883
截至二零零五年九月三十日止九個月出售		(29)	(3,182)	(1,114)	(849)	(5,174)
於二零零五年九月三十日之結餘		30,128	104,562	68,657	31,821	235,168
面值						
二零零二年十二月三十一日結餘	11,665	44,387	42,735	18,992	9,308	127,087
二零零三年十二月三十一日結餘	11,787	44,356	42,142	20,012	11,497	129,794
二零零四年十二月三十一日結餘	12,867	47,560	49,149	24,438	13,348	147,362
二零零五年九月三十日結餘	13,145	49,827	50,651	22,425	13,830	149,878

所有Saia-Burgess集團之土地權益乃位於香港境外，按永久業權形式持有。

上述資產於二零零二年、二零零三年及二零零四年十二月三十一日以及二零零五年九月三十日之成本或估值分析如下：

	土地 千瑞士法郎	樓宇 千瑞士法郎	機器 千瑞士法郎	工具 千瑞士法郎	其他 千瑞士法郎	物業、廠房及機器設備總計 千瑞士法郎
於二零零二年十二月三十一日						
按成本	–	–	121,044	66,289	33,067	220,400
按二零零二年估值	11,665	70,061	–	–	–	81,726
	11,665	70,061	121,044	66,289	33,067	302,126
於二零零三年十二月三十一日						
按成本	52	1,197	130,121	75,933	37,655	244,958
按二零零二年估值	11,735	70,520	–	–	–	82,255
	11,787	71,717	130,121	75,933	37,655	327,213
於二零零四年十二月三十一日						
按成本	1,259	6,708	145,309	86,505	41,790	281,571
按二零零二年估值	11,608	69,545	–	–	–	81,153
	12,867	76,253	145,309	86,505	41,790	362,724
於二零零五年九月三十日						
按成本	1,259	9,251	155,213	91,082	45,651	302,456
按二零零二年估值	11,886	70,704	–	–	–	82,590
	13,145	79,955	155,213	91,082	45,651	385,046

Saia-Burgess集團之土地及樓宇乃由獨立估值師於一九九五年進行第一次重估，其後分別曾於一九九九年及最近於二零零二年重估。估值乃按市值基準進行。

該等物業之賬面值調整至重估價值，所得出盈餘扣除遞延所得税後計入綜合股東權益變動表所載股東權益之公平值儲備。

於二零零五年九月三十日之機器包括一項40萬瑞士法郎(二零零四年十二月三十一日：60萬瑞士法郎)之融資租賃(附註4.2)。

倘土地及樓宇按歷史成本基準列賬，所得出之金額如下：

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
成本	54,661	56,439	61,939	65,903
累計折舊	22,066	23,352	24,282	25,404
賬面淨額	32,595	33,087	37,657	40,499

2.5. *無形資產*

2.5.1. 可用年期無限之無形資產

商譽

	截至十二月三十一日止年度			截至九月三十日止九個月
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
一月一日之賬面淨值	77,629	61,172	54,748	56,711
透過收購附屬公司添置	1,351	3,895	10,652	–
出售	(1,408)	–	–	–
攤銷	(4,669)	(4,653)	(4,652)	–
匯兑調整	(11,731)	(5,666)	(4,037)	7,338
年終／期終之賬面淨值	61,172	54,748	56,711	64,049

年內／期內攤銷計入收益表之行政／其他經營費用。

商譽減值測試

商譽分配至呈報為業務分部之三個經營分部之現金產生單位：

	於十二月三十一日	於九月三十日
	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*
汽車	17,345	19,859
工業	38,034	42,858
控制器	1,332	1,332
總計	56,711	64,049

現金產生單位之可收回金額乃根據使用價值計算。該等計算乃根據管理層編製並經董事會批准之五年期財務業務計劃之現金流量預測計算。於該五年期間後之現金流量乃推斷數值。

管理層根據過往表現及業務發展之預測釐定計劃邊際毛利。

計算使用價值所根據之其他主要假設如下：

	二零零四年	二零零五年
用作預測計劃期間後現金流量之增長率	2.0%	2.0%
應用於現金流量預測之除稅前資本率加權平均成本	8.7%	6.4%

該等假設已用作分析界定為業務分部之現金產生單位。採用之增長率與業務計劃所採用者一致。採用之折讓率乃按除稅前之金額計算，並反映相關分部之特定風險。

採用以上假設執行之測試並沒有顯示要求任何減值費用。

2.5.2. 可用年期有限之無形資產

	客戶名單	訂單賬簿	專利權	總計
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
二零零四年一月一日之賬面淨值	–	–	–	–
透過收購附屬公司添置	783	108	1,280	2,171
年內攤銷	(65)	(108)	(62)	(235)
匯兌差異	(3)	–	(144)	(147)
二零零四年十二月三十一日之賬面淨值	715	–	1,074	1,789
期內攤銷	(118)	–	(99)	(217)
匯兌差異	5	–	168	173
二零零五年九月三十日之賬面淨值	602	–	1,143	1,745

年內／期內之攤銷計入收益表之行政／其他經營費用。

Saia-Burgess集團於二零零四年收購Bühler傳動器分部及Sick／Stegmann同步馬達及馬達齒輪箱業務時，得出上表所載可用年期有限之無形資產。該等資產按彼等之可用年期攤銷，並以成本減累計攤銷列賬。

2.6. *業務合併*

Cetronic AG

於二零零三年一月六日，Saia-Burgess集團以120萬瑞士法郎收購瑞士Cetronic AG 20%股權。於二零零三年七月一日，Saia-Burgess集團以340萬瑞士法郎現金淨額購買餘下80%權益。Cetronic AG於工業分部製造子系統。

扣除40萬瑞士法郎現金後，總收購金額為460萬瑞士法郎，已於二零零二年、二零零三年及二零零四年分別繳付分期款項120萬瑞士法郎、90萬瑞士法郎及250萬瑞士法郎。

收購Cetronic AG對Saia-Burgess集團二零零三年財務報表之影響如下：

	於二零零三年七月一日 *千瑞士法郎*
扣除現金後之流動資產	2,352
物業、廠房及機器設備	1,306
應付賬款（包括收購撥備）	(959)
所收購淨資產總額	2,699
扣除現金後之收購價	(4,600)
商譽	(1,901)

Otehall Switches Ltd.及Otehall Tooling Ltd

於二零零三年十二月十一日，Saia-Burgess集團收購Otehall Switches Ltd.及Otehall Tooling Ltd.於英國之全部業務及資產。Otehall之產品可配合Saia-Burgess集團之開關製，主要銷售予一家英國工業客戶基地。

收購該業務對Saia-Burgess集團二零零三年財務報表之影響如下：

	於二零零三年十二月十一日 *千瑞士法郎*
扣除現金後之流動資產	429
物業、廠房及機器設備	552
應付賬款（包括收購撥備）	(101)
所收購淨資產總額	880
扣除二零零三年所付現金後之收購價	(2,309)
商譽	(1,429)

Bühler傳動器分部

於二零零四年七月一日，Saia-Burgess集團收購Bühler Motor Group傳動器分部，該分部於美國卡里Cary (NC)、捷克共和國及中國製造汽車空調系統DC及分檔器馬達，而Saia-Burgess集團接管其美國業務及其他兩家生產廠房之資產。透過是次收購，Saia-Burgess集團擴張其美國汽車業務，將成為汽車空調系統風門傳動器市場之翹楚。

購入資產淨值及商譽如下：

收購代價：

	於二零零四年七月一日 *千瑞士法郎*
收購之現金流出	33,947
有關收購之直接成本	1,013
扣除現金後之總收購代價	34,960
所收購資產淨值公平值	(24,615)
商譽	10,345

商譽來自預期汽車業務產生之重大協同效益。

收購產生之資產及負債如下：

	公平值 *千瑞士法郎*	**受收購方賬面值** *千瑞士法郎*
應收貨款	10,632	10,739
存貨	3,616	3,244
預付款項	145	24
物業、廠房及機器設備	12,871	12,985
無形資產（專利權）	1,280	—
遞延稅項資產	2,829	3,896
應付款項	(6,758)	(6,831)
所收購資產淨值	24,615	24,057

經扣除現金3,500萬瑞士法郎之購買價包括收購美國業務及捷克共和國之資產以及交易成本。

有關Bühler收購之額外130萬瑞士法郎已於二零零五年向 貴集團旗下中國公司轉讓資產後就中國廠房及機器設備支付。該筆款項並無計入上表。

Sick/Stegmann同步馬達及馬達齒輪箱業務

於二零零四年八月一日，Saia-Burgess集團收購位於德國Donaueschingen之Sick/Stegmann GmbH & Co. KG同步馬達及馬達齒輪箱業務以及波蘭生產廠房。該項收購讓Saia-Burgess集團於歐洲小型同步馬達市場佔有率由約12%增至超過20%。

所收購資產淨值及商譽之詳情如下：

收購代價：

	於二零零四年八月一日
	千瑞士法郎
收購之現金流出	6,382
收購相關之直接成本	161
扣除現金之總收購代價	6,543
所收購資產淨值公平值	(4,999)
商譽	1,544

商譽來自預期工業業務產生之重大協同效益。

收購產生之資產及負債如下：

	公平值	**受收購方賬面值**
	千瑞士法郎	*千瑞士法郎*
應收貨款	6	6
存貨	758	758
預付款項	92	92
物業、廠房及機器設備	4,663	809
無形資產（客戶名單及訂貨賬簿）	891	–
應付款項	(1,411)	(1,493)
所收購資產淨值	4,999	172

並無呈列合併實體截至二零零四年十二月三十一日止年度之收入及損益（猶如所有於年內進行之業務合併收購日期皆為年初），此乃由於取得Bühler傳動器部門及Sick/Stegmann同步馬達及馬達齒輪箱業務於收購進行前之收入及損益乃不可行。

2.7. *於聯營公司之投資*

	於十二月三十一日 二零零二年 千瑞士法郎	二零零三年 千瑞士法郎	二零零四年 千瑞士法郎	於九月三十日 二零零五年 千瑞士法郎
非上市				
中華人民共和國 SMART Micromotor Co. Ltd.	1,559	1,466	1,413	1,514
中華人民共和國 柏豐(微開關)有限公司	2,358	599	775	539
瑞士MicroChemical Systems SA (MiCS)	5,300	4,540	4,288	–
奧地利IP Trading Ges.m.b.H.	–	26	26	26
總計	9,217	6,631	6,502	2,079

	於十二月三十一日 二零零二年	二零零三年	二零零四年	於九月三十日 二零零五年
Saia-Burgess集團於聯營公司投資所佔百分比				
中華人民共和國 SMART Micromotor Co. Ltd.	49.0	49.0	49.0	49.0
中華人民共和國 柏豐(微開關)有限公司	50.0	25.0	25.0	25.0
瑞士MicroChemical Systems SA (MiCS)	33.5	37.9	37.9	35.0
奧地利IP Trading Ges.m.b.H.	–	49.0	49.0	49.0

貴集團所佔其主要聯營公司(全部皆為非上市公司)之業績及其所佔資產(包括商譽)及負債載列如下：

	資產 千瑞士法郎	負債 千瑞士法郎	收入 千瑞士法郎	溢利／(虧損) 千瑞士法郎	利息 厘
於二零零二年十二月三十一日及截至該日止年度					
SMART Micromotor Co. Ltd.	1,662	103	1,174	403	49.0
柏豐(微開關)有限公司	2,421	59	5,272	1,327	50.0
MicroChemical Systems SA	7,234	1,938	605	(1,300)	33.5
	11,317	2,100	7,051	430	
於二零零三年十二月三十一日及截至該日止年度					
SMART Micromotor Co. Ltd.	1,655	188	1,100	142	49.0
柏豐(微開關)有限公司	1,176	552	2,038	902	25.0
MicroChemical Systems SA	6,651	2,111	2,640	(1,800)	37.9
	9,482	2,851	5,778	(756)	

	資產 千瑞士法郎	負債 千瑞士法郎	收入 千瑞士法郎	溢利／（虧損） 千瑞士法郎	利息 厘
於二零零四年十二月三十一日及截至該日止年度					
SMART Micromotor Co. Ltd.	1,559	147	1,243	175	49.0
柏豐（微開關）有限公司	1,027	225	2,324	572	25.0
MicroChemical Systems SA	6,310	2,022	3,296	(1,200)	37.9
	8,896	2,394	6,863	(453)	
於二零零五年九月三十日及截至該日止九個月					
SMART Micromotor Co. Ltd.	1,697	183	826	48	49.0
柏豐（微開關）有限公司	862	297	1,460	299	25.0
MicroChemical Systems SA	3,495	3,495	646	(4,618)	35.0
	6,054	3,975	2,932	(4,271)	

聯營公司投資包括聯營公司之結餘，詳情載於附註4.7。

柏豐（微開關）有限公司

於二零零三年七月一日，Saia-Burgess集團將其於柏豐（微開關）有限公司之股份由50%減至25%。出售所得現金為130萬瑞士法郎。Saia-Burgess集團就此項出售錄得收益30萬瑞士法郎。

MicroChemical Systems SA (MiCS)

Saia-Burgess集團將其於MiCS之投資，由二零零二年之33.5%增至二零零五年九月三十日之35.0%。由於MiCs持續錄得虧損及根據於二零零五年九月三十日之減值分析，Saia-Burgess集團認為，於MiCS之投資已減值，並錄得減值虧損450萬瑞士法郎。

IP Trading Ges.m.b.H.

於二零零三年一月，Saia-Burgess集團收購IP Trading Ges.m.b.H. 49%權益，該公司為奧地利貿易公司，於俄羅斯設有一家附屬公司。此項投資所用現金為2.6萬瑞士法郎。

2.8. *應付貨款*

於二零零二年、二零零三年及二零零四年十二月三十一日及二零零五年九月三十日，所有應付貨款之賬齡均為一年內。

2.9. 其他應付款項及應計款項

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
薪酬及應酬費用	13,845	14,798	15,609	21,099
應計開支	17,033	20,539	19,007	33,961
其他	1,396	1,180	2,001	1,694
總計	32,274	36,517	36,617	56,754

其他應付款項及應計款項包括假期、薪金、花紅及有關債務尚未準確確定之其他短期開支的應計費用。

於二零零三年十二月三十一日，應計費用包括收購Cetronic AG應付餘額250萬瑞士法郎。

2.10. 借貸

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
流動				
銀行透支	12,455	13,008	5,648	4,050
營運資金貸款	23,535	24,972	29,549	39,969
借貸	18,314	21,504	16,575	45,011
總計	54,304	59,484	51,772	89,030
非流動				
借貸	76,861	48,931	80,224	77,342
遞延交易成本	(873)	(694)	(1,390)	(1,256)
總計	75,988	48,237	78,834	76,086
總借貸	130,292	107,721	130,606	165,116

非流動借貸到期日如下：

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
一至兩年	25,064	22,285	14,433	15,246
兩至五年	51,797	26,287	65,583	62,096
五年以上	–	359	208	–
總計	76,861	48,931	80,224	77,342

期內借貸按適用倫敦銀行同業拆息加息差授出：

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	1.3厘	0.9厘	1.0厘	1.0厘

為將利率風險減至最低，Saia-Burgess集團訂立利率衍生工具，而未償還之3年期美元借貸利率風險因而由約50%減至3.5%。於二零零五年九月三十日，衍生工具之公平值為66.8萬瑞士法郎（二零零四年十二月三十一日：35.3萬瑞士法郎）並已計入財務資產。

於結算日之主要借貸及貨幣有效利率如下：

	於十二月三十一日			於九月三十日
厘	二零零二年	二零零三年	二零零四年	二零零五年
銀行透支				
歐元	7.90	7.70	7.00	7.40
瑞士法郎	5.50	5.00	5.00	5.00
營運資本信貸				
歐元	4.20	3.00	3.20	3.10
瑞士法郎	–	–	–	1.70
借貸				
美元	2.70	2.80	3.80	4.80
歐元	4.30	3.00	3.40	3.20

借貸賬面值按以下貨幣結算：

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
瑞士法郎	9,293	8,799	–	3,758
歐元	36,065	36,248	59,574	53,498
英鎊	4,449	4,418	6,085	4,963
美元	80,475	58,189	66,093	103,180
其他及交易成本	10	67	(1,146)	(283)
總計	130,292	107,721	130,606	165,116

Saia-Burgess集團日期為二零零零年十二月二十二日之信貸融資協議項下之現有計息銀行債務，於二零零四年六月二十五日再融資。新協議就收購Bühler傳動器部門以及Sick/Stegmann同步馬達及馬達齒輪箱業務，提供額外融資約4,000萬瑞士法郎，以應付營運資金需求。此外，於二零零五年九月三十日收取過渡性貸款2,800萬美元，為期六個月，以提供CEI收購所需資金。於二零零五年九月三十日，款項2,300萬美元（2,640萬瑞士法郎）已分批提取。

於二零零五年九月三十日，Saia-Burgess集團遵守多項與該等貸款相關之契諾。長期貸款公平值與其賬面值相若。

再融資之遞延交易成本於相關銀行貸款年期攤銷。

2.11. *撥備*

	界定福利計劃之退休金責任	其他僱員福利	認股權證撥備	其他	總計
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
於二零零二年一月一日總額	2,271	1,125	2,701	661	6,758
於綜合收益表扣除	–	–	–	(371)	(371)
－額外撥備	3,563	–	–	–	3,563
－轉撥	–	–	(658)	658	–
匯兑差額	–	–	(106)	–	(106)
年內動用	(2,648)	(135)	(13)	(290)	(3,086)
於二零零二年十二月三十一日總額	3,186	990	1,924	658	6,758
於綜合收益表扣除					
－透過業務合併所得					
－額外撥備	3,988	263	–	–	4,251
－轉撥	–	–	–	–	–
匯兑差額	294	–	126	–	420
年內動用	(2,911)	–	–	–	(2,911)
於二零零三年十二月三十一日總額	4,557	1,253	2,050	658	8,518
於綜合收益表扣除					
－透過業務合併所得	–	–	520	–	520
－額外撥備	4,337	83	–	–	4,420
－轉撥	1,011	(1,011)	–	–	–
匯兑差額	(59)	–	(55)	–	(114)
年內動用	(3,845)	–	–	–	(3,845)
於二零零四年十二月三十一日總額	6,001	325	2,515	658	9,499
於綜合收益表扣除					
－透過業務合併所得	–	–	–	–	–
－額外撥備	11,711	2	–	–	11,713
－轉撥	–	–	–	–	–
匯兑差額	80	–	81	–	161
期內動用	(3,369)	–	–	–	(3,369)
於二零零五年九月三十日總額	14,423	327	2,596	658	18,004

2.12. *股本*

	股份數目（千股）	普通股	股份溢價	庫存股份	總計
		千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎
於二零零二年一月一日	611	30,538	36,107	(602)	66,043
購入庫存股份	–	–	–	(620)	(620)
於二零零二年十二月三十一日	611	30,538	36,107	(1,222)	65,423
僱員購股權證計劃					
－所提供服務價值	–	–	127	–	127
購入庫存股份	–	–	–	318	318
於二零零三年十二月三十一日	611	30,538	36,234	(904)	65,868
僱員購股權證計劃					
－所提供服務價值	–	–	400	–	400
－發行股份所得款項	3	135	838	–	973
購入庫存股份	–	–	–	(1,434)	(1,434)
於二零零四年十二月三十一日	614	30,673	37,472	(2,338)	65,807
僱員購股權證計劃					
－所提供服務價值	–	–	488	–	488
－發行股份所得款項	2	125	1,500	–	1,625
購入庫存股份	–	–	–	2,052	2,052
於二零零五年九月三十日	616	30,798	39,460	(286)	69,972

3. 綜合收益表附註

3.1. *分部資料*

主要呈報方式－業務分部

3.1.1. 按部門劃分之銷售額

	截至十二月三十一日止年度						截至九月三十日止九個月			
	二零零二年 千瑞士法郎	佔總數百分比	二零零三年 千瑞士法郎	佔總數百分比	二零零四年 千瑞士法郎	佔總數百分比	二零零四年 千瑞士法郎 (未經審核)	佔總數百分比	二零零五年 千瑞士法郎	佔總數百分比
汽車	233,199	49.7%	252,537	51.5%	308,234	54.2%	227,187	53.4%	257,268	55.5%
工業	177,885	38.0%	174,151	35.5%	190,382	33.5%	145,935	34.3%	150,633	32.5%
控制器	57,790	12.3%	63,560	13.0%	69,734	12.3%	52,490	12.3%	55,473	12.0%
總計	468,874	100.0%	490,248	100.0%	568,350	100.0%	425,612	100.0%	463,374	100.0%

3.1.2. 按部門劃分之Saia-Burgess集團毛利

	截至十二月三十一日止年度						截至九月三十日止九個月			
	二零零二年 千瑞士法郎	佔銷售百分比	二零零三年 千瑞士法郎	佔銷售百分比	二零零四年 千瑞士法郎	佔銷售百分比	二零零四年 千瑞士法郎 (未經審核)	佔銷售百分比	二零零五年 千瑞士法郎	佔銷售百分比
汽車	49,889	21.4%	50,497	20.0%	64,499	20.9%	48,959	21.6%	43,718	17.0%
工業	50,443	28.4%	51,669	29.7%	56,309	29.6%	45,058	30.9%	36,432	24.2%
控制器	28,977	50.1%	31,027	48.8%	34,559	49.6%	25,419	48.4%	27,666	49.9%
總計	129,309	27.6%	133,193	27.2%	155,367	27.3%	119,436	28.1%	107,816	23.3%

3.1.3. 按部門劃分之未扣除利息及稅項前盈利（營業溢利加所佔聯營公司溢利（虧損）淨額）

	截至十二月三十一日止年度						截至九月三十日止九個月			
	二零零二年 千瑞士法郎	佔銷售百分比	二零零三年 千瑞士法郎	佔銷售百分比	二零零四年 千瑞士法郎	佔銷售百分比	二零零四年 千瑞士法郎 (未經審核)	佔銷售百分比	二零零五年 千瑞士法郎	佔銷售百分比
汽車	18,811	8.1%	18,753	7.4%	26,446	8.6%	20,263	8.9%	8,844	3.4%
工業	11,544	6.5%	10,349	5.9%	10,110	5.3%	8,829	6.0%	(1,209)	(0.8%)
控制器	3,485	6.0%	4,019	6.3%	5,212	7.5%	3,672	7.0%	5,775	10.4%
其他*	430	–	(756)	–	(453)	–	(337)	–	(4,271)	–
總計	34,270	7.3%	32,365	6.6%	41,315	7.3%	32,427	7.6%	9,139	2.0%

* *並非源自個別部門*

3.1.4. 綜合架構補充

銷售之影響

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎 (未經審核)	千瑞士法郎
於二零零四年七月一日收購之Bühler傳動器部門	–	–	29,229	13,487	31,740
汽車部門總計	–	–	29,229	13,487	31,740
於二零零三年七月一日全面收購之Cetronic AG	–	1,977	1,925	1,925	–
於二零零三年十二月十一日收購之Otehall Switches Ltd.及Otehall Tooling Ltd.	–	178	6,371	4,603	–
於二零零四年八月一日收購之Sick/Stegmann同步馬達及馬達齒輪箱業務	–	–	5,409	1,945	8,603
於二零零二年九月三十日收購之TH-Contact	–	8,079	–	–	–
工業部門總計	–	10,234	13,705	8,473	8,603
總計	–	10,234	42,934	21,960	40,343

3.1.5. 按部門劃分之所用營業資金

	於二零零五年九月三十日		
	資產	**負債**	**淨額**
	千瑞士法郎	千瑞士法郎	千瑞士法郎
汽車	233,360	66,703	166,657
工業	172,029	35,521	136,508
控制器	38,888	11,055	27,833
其他*	11,911	13,877	(1,966)
總計	456,188	127,156	329,032
現金及等同現金項目	18,483	–	18,483
流動借貸	–	89,030	(89,030)
非流動負債	–	108,312	(108,312)
總資產及負債	474,671	324,498	150,173

	於二零零四年十二月三十一日		
	資產	負債	淨額
	千瑞士法郎	千瑞士法郎	千瑞士法郎
汽車	187,191	56,434	130,757
工業	168,034	37,871	130,163
控制器	27,341	5,676	21,665
其他*	14,099	6,874	7,225
總計	396,665	106,855	289,810
現金及等同現金項目	22,099	–	22,099
流動借貸	–	51,772	(51,772)
非流動負債	–	103,715	(103,715)
總資產及負債	418,764	262,342	156,422

	於二零零三年十二月三十一日		
	資產	負債	淨額
	千瑞士法郎	千瑞士法郎	千瑞士法郎
汽車	146,417	48,078	98,339
工業	156,423	35,828	120,595
控制器	27,921	6,075	21,846
其他*	14,090	4,498	9,592
總計	344,851	94,479	250,372
現金及等同現金項目	23,489	–	23,489
流動借貸	–	59,484	(59,484)
非流動負債	–	76,699	(76,699)
總資產及負債	368,340	230,662	137,678

	於二零零二年十二月三十一日		
	資產	負債	淨額
	千瑞士法郎	千瑞士法郎	千瑞士法郎
汽車	131,771	40,776	90,995
工業	165,517	31,526	133,991
控制器	21,822	4,429	17,393
其他*	16,912	1,801	15,111
總計	336,022	78,532	257,490
現金及等同現金項目	23,162	–	23,162
流動借貸	–	54,304	(54,304)
非流動負債	–	103,920	(103,920)
總資產及負債	359,184	236,756	122,428

*　*並非源自個別部門，該等款項主要與金融投資、稅項資產及稅項負債相關。*

3.1.6. 資本開支及折舊

資本開支	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎 (未經審核)	千瑞士法郎
汽車	12,048	16,179	19,884	12,191	13,036
工業	7,112	6,736	7,984	5,108	5,695
控制器	1,416	1,028	1,182	717	1,162
總計	20,576	23,943	29,050	18,016	19,893

折舊	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎 (未經審核)	千瑞士法郎
汽車	14,305	15,489	16,354	11,203	14,184
工業	8,679	7,101	8,272	6,085	6,459
控制器	771	818	1,004	761	1,240
總計	23,755	23,408	25,630	18,049	21,883

3.2. *按地區劃分之銷售額*

次要呈報方式

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎 (未經審核)	千瑞士法郎
歐洲聯盟	290,992	321,282	381,947	275,752	314,543
其他歐洲國家	46,594	47,235	36,662	40,266	25,845
北美洲	106,854	92,114	114,960	82,389	95,949
世界其他地區	24,434	29,617	34,781	27,205	27,037
總計	468,874	490,248	568,350	425,612	463,374

於二零零二年及二零零三年之歐洲聯盟銷售額，並無就有關成員國數目於二零零四年增加而重列。

3.2.1. 按地區劃分之資產及資本開支

按地區劃分之資產	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎
歐洲聯盟	123,128	143,412	186,591	199,608
其他歐洲國家	135,912	139,046	121,874	147,285
北美洲	94,706	77,369	101,496	114,440
世界其他地區	5,438	8,513	8,803	13,338
總計	359,184	368,340	418,764	474,671

於二零零二年及二零零三年之歐洲聯盟資產，並無就有關成員國數目於二零零四年增加而重列。

按地區劃分之資本開支	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎（未經審核）	千瑞士法郎
歐洲聯盟	8,734	8,433	14,785	11,039	10,217
其他歐洲國家	9,847	13,473	11,401	5,641	6,729
北美洲	1,960	1,496	2,141	856	2,262
世界其他地區	35	541	723	480	685
總計	20,576	23,943	29,050	18,016	19,893

於二零零二年及二零零三年按地區劃分之歐洲聯盟資本開支，並無就有關成員國數目於二零零四年增加而重列。

3.3. *退休福利成本*

本集團設有多項界定福利及供款計劃。該等計劃一般以個別外界退休金計劃為基準。

界定福利計劃：

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎* (未經審核)	*千瑞士法郎*
於資產負債表確認之資產及負債對賬					
供款承擔現值	110,502	116,845	122,378	122,519	140,759
計劃資產公平值	87,409	96,952	104,152	100,943	120,558
超出供款承擔責任數額	23,093	19,893	18,226	21,576	20,201
未供款福利承擔現值	4,763	5,589	6,988	5,896	7,824
未確認精算收益(虧損)	(24,670)	(20,925)	(19,213)	(21,520)	(13,602)
於資產負債表確認之界定福利退休金計劃退休金責任	3,186	4,557	6,001	5,952	14,423
於收益表確認之開支					
現有服務成本	3,186	2,702	2,865	2,159	2,769
福利承擔利息開支	4,510	4,731	5,081	3,838	4,025
減預期計劃資產回報	(4,580)	(4,121)	(4,688)	(3,530)	(3,757)
年內確認之精算虧損	383	569	1,069	834	609
計劃縮減	–	–	–	–	8,050
過往服務成本	64	107	10	8	15
界定福利開支總額	3,563	3,988	4,337	3,309	11,711

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎* (未經審核)	*千瑞士法郎*
於資產負債表確認之界定福利負債淨額變動					
年初之退休金責任	2,271	3,186	4,557	4,557	6,001
匯兑差額	–	294	(611)	(55)	80
退休金開支	3,563	3,988	4,337	3,309	11,711
減已付僱員供款	(2,471)	(3,370)	(3,608)	(2,727)	(3,218)
其他	(177)	459	1,326	868	(151)
年終之界定福利計劃退休金責任	3,186	4,557	6,001	5,952	14,423
計劃資產實際回報	(6,900)	6,946	4,524	1,469	12,293

主要精算假設	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
				(未經審核)	
貼現率:					
瑞士	3.5%	3.5%	3.5%	3.5%	3.0%
其他	5-6%	5-6%	4.5-6%	3.5-5.5%	4.0-4.3%
預期計劃資產回報率:					
瑞士	4.0%	4.0%	4.0%	4.0%	4.0%
其他	8.0%	8.0%	8.0%	8.0%	7.0%
預期薪金增幅:					
瑞士	0%	1.5%	1.5%	1.5%	1.5%
其他	0-4%	0-2.5%	0-4.0%	0-4%	2.5-4%
僱員平均餘下工作年期(年)					
瑞士	15	15	15	15	15
其他	3-15	2-12	0-16	0-16	0-15

退休福利成本包括以下各項:

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
				(未經審核)	
界定供款計劃	2,220	1,861	2,667	2,000	2,402
界定福利計劃	3,563	3,988	4,337	3,309	11,711
總計	5,783	5,849	7,004	5,309	14,113

退休福利成本包括在收益表內行政/其他營業開支。

3.4. *董事會酬金及五名最高薪人士*

於有關期間，概無已付及應付德昌電機集團董事之董事酬金。

五名最高薪人士

截至二零零二年、二零零三年及二零零四年十二月三十一日止年度以及截至二零零四年及二零零五年九月三十日止九個月，應付予Saia-Burgess集團五名最高薪人士之酬金如下：

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎（未經審核）	千瑞士法郎
基本薪金、房屋津貼、認股權證、其他津貼及實物利益	1,573	1,658	1,888	1,411	1,608
花紅	499	434	693	520	40
退休金計劃供款	222	266	283	212	255
離職補償	–	–	–	–	–
	2,294	2,358	2,864	2,143	1,903

酬金組別如下：

	人數				
	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
酬金組別：					
331,001瑞士法郎至414,000瑞士法郎（約相當於港幣2,000,001元至港幣2,500,000元）	–	–	–	–	1
414,001瑞士法郎至497,000瑞士法郎（約相當於港幣2,500,001元至港幣3,000,000元）	2	1	–	3	2
497,001瑞士法郎至580,000瑞士法郎（約相當於港幣3,000,001元至港幣3,500,000元）	1	2	2	1	1
580,001瑞士法郎至662,000瑞士法郎（約相當於港幣3,500,001元至港幣4,000,000元）	1	1	2	–	1
662,001瑞士法郎至745,000瑞士法郎（約相當於港幣4,000,001元至港幣4,500,000元）	1	1	–	1	–
911,001瑞士法郎至994,000瑞士法郎（約相當於港幣5,500,001元至港幣6,000,000元）	–	–	1	–	–

3.5. 所佔聯營公司溢利／（虧損）

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎 （未經審核）	千瑞士法郎
中華人民共和國 SMART Micromotor Co. Ltd.	403	142	175	123	48
中華人民共和國 柏豐（微開關）有限公司	1,327	902	572	440	299
瑞士MicroChemical Systems SA (MiCS)	(1,300)	(1,800)	(1,200)	(900)	(4,618)
奧地利IP Trading Ges.m.b.H.	–	–	–	–	–
總計	430	(756)	(453)	(337)	(4,271)

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎 （未經審核）	千瑞士法郎
所佔溢利及虧損包括所佔以下公司相關稅項：					
SMART Micromotor Co. Ltd.	35	12	31	21	8
柏豐（微開關）有限公司	131	89	56	43	29
	166	101	87	64	37

3.6. 融資費用

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎 （未經審核）	千瑞士法郎
利息收入	(50)	(57)	(105)	(79)	(71)
利息開支	5,971	4,462	4,688	3,150	4,921
其他融資費用／（收入）	(53)	–	184	–	(261)
貸款之外幣收益	(3,533)	(1,448)	(567)	(172)	(1,394)
	2,335	2,957	4,200	2,899	3,195

3.7. 按性質劃分之開支

有關開支包括銷售成本、銷售及市場推廣、研發及行政／其他營業開支分析如下：

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎 （未經審核）	千瑞士法郎
折舊（附註2.4）	23,755	23,408	25,630	18,049	21,883
攤銷（附註2.5.1及2.5.2）	4,669	4,653	4,887	3,607	217
僱員福利開支（附註3.3）	5,783	5,849	7,004	5,309	14,113
核數師酬金	496	547	770	577	738
匯兑虧損／（收益）淨額	(3,047)	1,105	1,957	(27)	409
出售物業、廠房及機器設備之虧損	3	3	5	2	13

3.8. 所得税

3.8.1. 所得税分析

年／期結日所得税開支主要部分：

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎 （未經審核）	千瑞士法郎
即期所得税	3,522	8,925	11,245	9,415	12,351
有關產生及撥回暫時差額之遞延所得税	5,211	(1,218)	(1,294)	(1,512)	(1,531)
總計	8,733	7,707	9,951	7,903	10,820

3.8.2. 税項與預期加權平均税率之對賬

按加權平均税率計算適用於除税前收入之所得税開支與按Saia-Burgess集團有效所得税税率計算之所得税開支對賬如下：

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎 （未經審核）	千瑞士法郎
除税前收入	31,935	29,408	37,115	29,528	5,944
概約適用加權平均税率	28.0%	30.4%	28.2%	28.4%	24.2%
按適用税率計算之税項開支	8,942	8,940	10,466	8,386	1,438
不可扣税開支	246	4,473	–	–	–
毋須課税收入	(136)	(4,329)	(1,985)	(1,927)	(2,644)
過往期間即期税項	–	–	–	–	7,336
其他	(319)	(1,377)	1,470	1,444	4,690
總計	8,733	7,707	9,951	7,903	10,820

由於綜合除稅前收入包括Saia-Burgess集團旗下位於高稅率司法權區公司之虧損，故加權適用稅率由28.2%下調至24.2%。加權適用稅率僅計及與錄得溢利之Saia-Burgess集團旗下公司相關之稅率。

過往期間即期稅項與多家Saia-Burgess集團旗下公司之稅項審核初步結果相關。其他稅項開支主要包括並無確認稅項資產之稅項虧損。

以下為Saia-Burgess集團之稅項虧損總額，其中以下款額可以抵銷日後應課稅溢利。因此，遞延稅項資產就該等稅項虧損確認。

	於十二月三十一日			於九月三十日	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎* (未經審核)	*千瑞士法郎*
稅項虧損總額	11,500	6,000	13,800	10,400	17,800
並無確認遞延稅項資產之稅項虧損	(11,500)	–	–	–	(1,800)
可用以抵銷日後應課稅溢利之款額	–	6,000	13,800	10,400	16,000
已確認遞延稅項資產	–	2,700	3,900	2,900	4,400

適用加權平均稅率與Saia-Burgess Electronics Holding AG產生之有效稅率間差額毋須繳納州郡及社區稅項，而若干Saia-Burgess集團旗下公司因獲豁免繳納部分稅項而獲益。

3.8.3. 遞延所得稅部分

遞延所得稅與以下各項相關：

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎* (未經審核)	*千瑞士法郎*
遞延所得稅負債					
營運資金之暫時差額	3,376	2,795	3,647	2,735	1,638
貸款及投資之匯兑差額	3,183	3,831	1,035	776	1,612
無形資產	1,818	–	–	–	–
撥備	2,427	1,743	425	319	45
加速折舊及重估固定資產公平值	10,370	11,575	10,050	7,538	9,933
其他	–	–	225	169	995
遞延所得稅負債	21,174	19,944	15,382	11,537	14,223
遞延稅項資產					
營運資金之暫時差額	272	1,573	1,141	855	1,824
無形資產之暫時差額	3,508	–	–	–	–
撥備	765	178	1,624	1,218	2,312
貸款之匯兑差額	–	904	547	410	465
稅項虧損結轉	–	2,667	3,902	2,927	4,379
其他	3,148	2,137	29	22	169
遞延所得稅資產總額	7,693	7,459	7,243	5,432	9,149
遞延所得稅負債淨額	13,481	12,485	8,139	6,105	5,074

3.8.4. 資產負債表遞延稅項分析

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
遞延稅項資產	7,693	7,459	7,243	9,149
遞延稅項負債	21,174	19,944	15,382	14,223
遞延稅項負債淨額	13,481	12,485	8,139	5,074

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
遞延稅項資產:				
一於十二個月後收回之遞延稅項資產	3,913	5,886	6,102	7,325
一於十二個月內收回之遞延稅項資產	3,780	1,573	1,141	1,824
	7,693	7,459	7,243	9,149
遞延稅項負債:				
一於十二個月後收回之遞延稅項負債	15,980	17,149	11,735	12,585
一於十二個月內收回之遞延稅項負債	5,194	2,795	3,647	1,638
	21,174	19,944	15,382	14,223
遞延稅項負債淨額	13,481	12,485	8,139	5,074

3.9. *股息*

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年 (未經審核)	二零零五年
應付Saia-Burgess股東所佔年度/期間股息 *(千瑞士法郎)*	6,066	6,132	7,663	–	–
截至二零零二年、二零零三年及二零零四年十二月三十一日止年度以及截至二零零四年及二零零五年九月三十日止九個月之結算日後擬派每股普通股末期股息 *(瑞士法郎)*	10	10	12.5	–	–

於結算日後擬派末期股息並未確認為結算日之負債。

4. 其他附註

4.1. 財務工具

4.1.1. 衍生工具

於二零零四年八月二十四日，為符合其財務風險管理政策，Saia-Burgess集團訂立利率對沖合約，務求將未償還3年期美元借貸之利率風險由約50%減至3.5%。衍生工具按公平值計值，惟不符合資格應用對沖會計處理法。公平值增加30萬瑞士法郎（二零零四年：減少20萬瑞士法郎）計入收益表內融資費用。於二零零五年九月三十日，該等合約之公平值為70萬瑞士法郎。

將審慎監察利率之發展趨勢，而視乎Saia-Burgess集團市況評估而定，或會於日後訂立其他利率對沖合約。

4.1.2. 外幣遠期合約

Saia-Burgess集團透過以外幣配對營業收入及營業開支，減低貨幣風險。然而，將審慎監察匯率波幅，預計以對沖合約撇除風險。

於二零零五年九月三十日，Saia-Burgess集團持有四份遠期外匯合約，目的為對沖預期日後向客戶作出之銷售額。Saia-Burgess集團亦擁有三份尚未屆滿之遠期合約，目的為對沖確切承擔之外幣風險。

該等合約之條款如下：

對沖預期日後銷售額之遠期合約

賣出價	**到期日**	**匯率**
700,000歐元	二零零五年十月二十八日	1.5414
3,000,000歐元	二零零五年十月二十八日	1.5415
700,000歐元	二零零五年十一月二十五日	1.5398
700,000歐元	二零零五年十二月三十日	1.5374

對沖預期日後採購額之遠期合約

買入價		
3,000,000歐元	二零零五年十月二十八日	1.5552
2,600,000美元	二零零五年十月五日	1.2890
3,500,000美元	二零零五年十月二十八日	1.2897

遠期貨幣合約條款按符合該等承擔條款商討。

於二零零五年九月三十日，該等外幣遠期合約之負公平值為10萬瑞士法郎。

於本財務資料所示所有過往期間，概無合約涵蓋資產負債表外幣風險或預期日後進行之交易風險。

4.2. *租賃*

營運租賃

若干Saia-Burgess集團旗下公司就汽車及機器設備訂立營運租賃，付款日期如下：

	千瑞士法郎
二零零六年	2,473
二零零七年	2,070
二零零八年	945
二零零九年	492
二零零九年以後	64
於二零零五年九月三十日之營運租賃承擔總額	6,044

於以下日期之營運租賃承擔總額：

	於十二月三十一日			**於九月三十日**
	二零零二年	**二零零三年**	**二零零四年**	**二零零五年**
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
一年內	1,662	2,178	2,265	2,739
多於一年及少於五年	1,406	2,185	2,538	3,264
多於五年	31	31	41	41
	3,099	4,394	4,844	6,044

融資租賃

Saia-Burgess集團就機器訂立融資租賃，付款日期如下：

千瑞士法郎	**現值**	**最低租賃款項賬面值**
一年內	152	159
多於一年及少於五年	209	225
於二零零五年九月三十日之融資租賃承擔總額	361	384

於以下日期之融資租賃承擔總額：

	於十二月三十一日		
	二零零二年	**二零零三年**	**二零零四年**
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*
現值	–	–	515
賬面值	–	–	542

最低租賃款項賬面值與其現值之差額，即指租賃承擔之折讓。融資租賃項下資產賬面值合共為60萬瑞士法郎。

4.3.　承擔及或然負債

於二零零五年九月三十日，Saia-Burgess集團就建築期間資本開支或收購物業、廠房及機器設備1,050萬瑞士法郎（二零零四年十二月三十一日為1,050萬瑞士法郎）以及或然資產40萬瑞士法郎（二零零四年十二月三十一日為40萬瑞士法郎）作出承擔。

4.4.　以股份為基礎之補償

根據Saia-Burgess集團認股權計劃，認股權授予主要經理及董事。認股權按市價授出，價格於授出時支付。管理層毋須支付所獲得認股權之成本。每份認股權賦予持有人權利，於指定行使期間購買一股Saia-Burgess股份。該等認股權獲行使時，即以股本支付。

	截至十二月三十一日止年度			截至九月三十日止九個月	
認股權數目	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
				（未經審核）	
授予主要經理及董事之認股權累計數目	28,825	33,975	32,700	33,300	27,650
並無根據國際財務報告準則確認於二零零二年十一月七日前授出之認股權	(28,825)	(27,750)	(20,325)	(20,925)	(7,950)
自二零零二年十一月七日起授出之認股權	–	6,225	12,375	12,375	19,700

已計算自二零零二年十一月七日起授出之其餘認股權公平值，於歸屬期攤銷。

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
				（未經審核）	
年／期內確認之開支	–	127	400	281	488

尚未行使之認股權數目變動及其相關加權平均行使價如下：

	截至十二月三十一日止年度					
	二零零二年		二零零三年		二零零四年	
	平均行使價（瑞士法郎）	認股權數目	平均行使價（瑞士法郎）	認股權數目	平均行使價（瑞士法郎）	認股權數目
於一月一日	508	22,350	494	28,825	461	33,975
已授出	433	8,075	295	6,225	544	6,150
已沒收	468	(350)	360	(100)	347	(300)
已行使	354	(1,250)	375	(975)	376	(7,125)
於十二月三十一日	494	28,825	461	33,975	497	32,700
相關行使價	–	8,100	–	14,275	–	6,850
行使時之加權平均價格	386.35	–	369.24	–	623.06	–

	截至九月三十日止期間			
	二零零四年		二零零五年	
	平均行使價（瑞士法郎）	認股權數目	平均行使價（瑞士法郎）	認股權數目
於一月一日	461	33,975	497	32,700
已授出	544	6,150	666	7,325
已沒收	360	(100)	650	(1,675)
已行使	360	(6,725)	538	(10,700)
於九月三十日	497	33,300	516	27,650
相關行使價	–	7,450	–	2,550
行使時之加權平均價格	808.50	–	602.20	–

尚未行使認股權之到期日及行使價如下：

授出認股權數目	授出年份	行使價（瑞士法郎）	暫停期間屆滿日期	行使期屆滿日期	尚未行使認股權數目 於十二月三十一日 二零零三年	尚未行使認股權數目 於十二月三十一日 二零零四年	尚未行使認股權數目 於九月三十日 二零零四年	尚未行使認股權數目 於九月三十日 二零零五年
8,200	02.04.1998	360	02.04.2001	10.05.2004	5,400	-	-	-
2,000	11.05.1998	400	11.05.2001	10.05.2004	500	-	-	-
1,800	02.04.1999	340	02.04.2002	01.04.2004	1,125	-	200	-
7,250	02.04.2000	650	02.04.2003	01.04.2005	7,250	6,850	7,250	-
5,400	01.08.2001	575	01.08.2004	31.07.2007	5,400	5,400	5,400	5,400
8,075	02.04.2002	433	01.04.2005	01.04.2008	8,075	8,075	8,075	2,550
6,225	02.04.2003	295	01.04.2006	01.04.2009	6,225	6,225	6,225	6,225
6,150	02.04.2004	544	01.04.2007	01.04.2010	-	6,150	6,150	6,150
7,325	02.05.2005	666	01.05.2008	01.05.2011	-	-	-	7,325
52,425					33,975	32,700	33,300	27,650

期內採用柏力克－舒爾斯期權定價模式釐定之已授出認股權公平值如下：

	截至十二月三十一日止年度		截至九月三十日止九個月	
	二零零三年	二零零四年	二零零四年（未經審核）	二零零五年
公平值	82.14	149.12	149.12	128.88

	截至十二月三十一日止年度		截至九月三十日止九個月	
	二零零三年	二零零四年	二零零四年（未經審核）	二零零五年
該模式所用主要數據為				
股價（瑞士法郎）	334	582	582	632
行使價（瑞士法郎）	295	544	544	666
預期股價回報標準差額(%)	2.99	1.72	1.72	1.98
認股權年期	4	4	4	4
年度無風險利率（厘）	1.4	2.25	2.25	1.35
按四年期計算之波幅(%)	35.04	31.29	31.29	31.76

於一九九八年至二零零四年期間，根據Saia-Burgess集團認股權計劃，認股權授予主要經理及董事。認股權按市價授出，價格於授出時支付。管理層毋須支付所獲得認股權之成本。

每份認股權賦予持有人權利，於指定行使期間購買一股Saia-Burgess股份。

4.5. 每股盈利／(虧損)

每股基本盈利乃按Saia-Burgess權益持有人所佔年內收入淨額除年內未發行股份加權平均數計算。

每股攤薄盈利乃按Saia-Burgess權益持有人所佔收入淨額除年內未發行股份加權平均數計算，並就具攤薄影響認股權作出調整。

以下為計算每股基本及攤薄盈利所用收入及股份數據：

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年 (未經審核)	二零零五年
每股基本盈利／(虧損)(瑞士法郎)	38.16	35.72	44.45	35.37	(7.95)
綜合收益表之收入淨額(千瑞士法郎)	23,202	21,701	27,164	21,625	(4,876)
未發行股份加權平均數	607,951	607,521	611,131	611,468	613,595
每股攤薄盈利／(虧損)(瑞士法郎)	38.13	35.63	43.96	35.01	不適用
攤薄影響：認股權數目	557	1,476	6,743	6,172	不適用
每股攤薄盈利之經調整加權平均股數	608,078	608,997	617,874	617,640	不適用

由於每股攤薄虧損少於每股基本虧損，故此並無呈列截至二零零五年九月三十日止九個月之每股攤薄虧損。

自報告日期起及於該等財務報表完成日期前，概無涉及股份或潛在股份之其他交易。

4.6. 僱員人數及人力成本

4.6.1. 按地區劃分之僱員人數

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年 (未經審核)	二零零五年
歐洲聯盟	1,574	1,913	2,205	2,117	2,319
其他歐洲國家	537	561	590	595	621
北美洲	418	376	546	566	510
世界其他地區	280	335	378	436	604
總計	2,809	3,185	3,719	3,714	4,054

4.6.2. 按業務職能劃分之僱員人數

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年（未經審核）	二零零五年
研發	207	230	253	283	276
生產（直接人力成本僱員）	1,737	1,992	2,416	2,404	2,674
市場推廣、銷售、間接生產及行政	865	963	1,050	1,027	1,104
總計	2,809	3,185	3,719	3,714	4,054

4.6.3. 平均僱員人數及人力成本

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年（未經審核）	二零零五年
年內平均僱員人數	2,841	3,009	3,630	3,347	3,860
人力成本（千瑞士法郎）	147,856	153,211	172,890	129,069	136,904
每名僱員成本（瑞士法郎）	52,044	50,918	47,628	51,417	47,290

4.7. *關連人士交易*

主要管理層薪酬

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*（未經審核）	*千瑞士法郎*
薪金及其他短期僱員福利	2,583	2,505	3,192	2,385	2,362
僱用後福利	549	530	668	503	891
	3,132	3,035	3,860	2,888	3,253

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年（未經審核）	二零零五年
已授出認股權數目	3,950	3,000	3,150	3,150	4,050

	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
Saia-Burgess集團退休金往來賬戶					
期/年結日之計息結餘	954	1,205	1,154	724	1,378
利率(厘)	4.25	4.25	4.00	4.00	4.00

應收/應付關連公司款項

(a) 應收關連公司款項

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
柏豐(微開關)有限公司	736	2,066	602	1,167
SMART Micromotor Co. Ltd.	17	24	13	5
IP Trading Ges.m.b.H.	23	229	307	358
	776	2,319	922	1,530

(b) 應付關連公司款項

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
柏豐(微開關)有限公司	2,963	3,380	2,354	1,948
SMART Micromotor Co. Ltd.	550	822	596	629
MicroChemical Systems SA	–	431	123	237
	3,513	4,633	3,073	2,814

該等關連公司均為Saia-Burgess集團之聯營公司。有關聯營公司之詳情請參閱附註2.7。

應收/應付關連公司款項為無抵押、免息及並無固定還款期。

4.8. *結算日後事項*

於二零零五年十月一日,Saia-Burgess集團收購CEI Ltd. 100%權益,經扣除應收Delphi貨款後,購買價約為2,100萬美元。CEI Ltd.基地設於田納西州(NA) Springfield,採用先進生產線,生產汽車業空調系統直流電傳動器。由於Saia-Burgess集團仍正確認所收購資產及負債以及評估其公平值,故並無披露所收購資產及負債之公平值。

於二零零五年十一月十七日,德昌電機控股有限公司之全資附屬公司Gatebrook Limited收購Saia-Burgess Electronics Holding AG 638,231股股份,相當於其全部已發行股份99.3%。已付購買價為每股1,060瑞士法郎。德昌電機控股有限公司以現金補償方式取消

餘下股份。其後，德昌電機控股有限公司計劃撤銷Saia-Burgess Electronics Holding AG所有股份在瑞士證券交易所之上市地位。

由於控制權出現變動，貸款人有權宣佈，須即時償還於二零零四年六月二十五日信貸融資協議項下任何未償還款項。現已與貸款人商討再融資，毋須即時償還貸款。

4.9. Saia-Burgess獨立資產負債表附註

4.9.1. 附屬公司投資

於二零零二年十二月三十一日之附屬公司投資載列如下。

公司名稱，國家	擁有	貨幣	外幣股本	賬面值 (千瑞士法郎)
Saia-Burgess Murten AG，瑞士	100%	瑞士法郎	5,000,000	15,924
Saia-Burgess Paris S.a.r.l.，法國	100%	歐元	2,000,000	2,585
Saia-Burgess Benelux B.V.，荷蘭	100%	歐元	136,000	225
Saia-Burgess Österreich Ges.m.b.H.，奧地利	100%	歐元	40,000	62
Saia-Burgess Electronics Finance B.V.，荷蘭	100%	歐元	18,000	31
Saia-Burgess Holdings (UK) Ltd.，英國	100%	英鎊	1	–
Saia-Burgess Milano Srl.，意大利	100%	歐元	3,700,000	10,290
Saia-Burgess Ózd Kft.，匈牙利	100%	匈牙利幣	16,470,000	929
Saia-Burgess Controls Kft.，匈牙利	100%	匈牙利幣	5,000,000	111
總計				30,157

於二零零三年十二月三十一日之附屬公司投資載列如下。

公司名稱，國家	擁有	貨幣	外幣股本	賬面值 (千瑞士法郎)
Saia-Burgess Murten AG，瑞士	100%	瑞士法郎	5,000,000	15,924
Saia-Burgess Cetronic AG，瑞士	100%	瑞士法郎	700,000	3,700
Saia-Burgess Paris S.a.r.l.，法國	100%	歐元	2,000,000	2,585
Saia-Burgess Benelux B.V.，荷蘭	100%	歐元	136,000	225
Saia-Burgess Österreich Ges.m.b.H.，奧地利	100%	歐元	40,000	62
Saia-Burgess Holdings (UK) Ltd.，英國	100%	英鎊	1	–
Saia-Burgess Milano Srl.，意大利	100%	歐元	3,700,000	10,290
Saia-Burgess Ózd Kft.，匈牙利	100%	匈牙利幣	16,470,000	929
Saia-Burgess Controls Kft.，匈牙利	100%	匈牙利幣	5,000,000	111
Saia-Burgess Hatvan Kft.，匈牙利	100%	匈牙利幣	30,000,000	180
總計				34,006

於二零零四年十二月三十一日之附屬公司投資載列如下。

公司名稱，國家	**擁有**	**貨幣**	**外幣股本**	**賬面值** *(千瑞士法郎)*
Saia-Burgess Murten AG，瑞士	100%	瑞士法郎	5,000,000	15,924
Saia-Burgess Cetronic AG，瑞士	100%	瑞士法郎	700,000	3,700
Saia-Burgess Paris S.a.r.l.，法國	100%	歐元	2,000,000	2,585
Saia-Burgess Benelux B.V.，荷蘭	100%	歐元	136,000	225
Saia-Burgess Österreich Ges.m.b.H.，奧地利	100%	歐元	40,000	62
Saia-Burgess Holdings (UK) Ltd.，英國	100%	英鎊	1	14,176
Saia-Burgess Milano Srl.，意大利	100%	歐元	3,700,000	10,290
Saia-Burgess Ózd Kft.，匈牙利	100%	匈牙利幣	16,470,000	929
Saia-Burgess Controls Kft.，匈牙利	100%	匈牙利幣	5,000,000	111
Saia-Burgess Hatvan Kft.，匈牙利	100%	匈牙利幣	30,000,000	180
總計				48,182

於二零零五年九月三十日之附屬公司投資載列如下。

公司名稱，國家	**擁有**	**貨幣**	**外幣股本**	**賬面值** *(千瑞士法郎)*
Saia-Burgess Murten AG，瑞士	100%	瑞士法郎	5,000,000	15,924
Saia-Burgess Cetronic AG，瑞士	100%	瑞士法郎	700,000	3,700
Saia-Burgess Paris S.a.r.l.，法國	100%	歐元	2,000,000	2,585
Saia-Burgess Benelux B.V.，荷蘭	100%	歐元	136,000	225
Saia-Burgess Österreich Ges.m.b.H.，奧地利	100%	歐元	40,000	62
Saia-Burgess Holdings (UK) Ltd.，英國	100%	英鎊	1	14,176
Saia-Burgess Milano Srl.，意大利	100%	歐元	3,700,000	10,290
Saia-Burgess Ózd Kft.，匈牙利	100%	匈牙利幣	16,470,000	929
Saia-Burgess Controls Kft.，匈牙利	100%	匈牙利幣	5,000,000	111
Saia-Burgess Hatvan Kft.，匈牙利	100%	匈牙利幣	30,000,000	180
Saia-Burgess Poland Sp.zo.o，波蘭	100%	波蘭幣	50,000	20
總計				48,202

應收附屬公司款項為無抵押、免息及並無固定還款期。

貸款予附屬公司為無抵押、按三個月倫敦銀行同業拆息另加利率0.8厘計息及並無固定還款期。

附屬公司貸款為無抵押、按三個月倫敦銀行同業拆息計息及不須於一年內償還。

4.9.2. 聯營公司投資

	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
中國SMART Micromotor Co. Ltd.	1,397	1,397	1,397	1,397
瑞士MicroChemical System SA (MiCS)	5,300	4,540	4,288	–
總計	6,697	5,937	5,685	1,397

Saia-Burgess 集團所佔聯營公司投資百分比	於十二月三十一日			於九月三十日
	二零零二年	二零零三年	二零零四年	二零零五年
	%	%	%	%
中國SMART Micromoto Co. Ltd.	49.0	49.0	49.0	49.0
瑞士MicroChemical System SA (MiSC)	33.5	37.9	37.9	35.0

瑞士MicroChemical Systems SA (MiCS)

Saia-Burgess集團於MiCS之投資由二零零二年之33.5%增至二零零五年九月三十日之35.0%。由於MiCS持續錄得虧損及根據於二零零五年九月三十日之減值分析，Saia-Burgess集團認為，MiCS投資將出現減值，並錄得減值虧損450萬瑞士法郎。

4.9.3. 股本及儲備

	總股本 千瑞士法郎	股份溢價 千瑞士法郎	庫存股份 千瑞士法郎	公平值儲備 千瑞士法郎	盈餘滾存 千瑞士法郎	總儲備 千瑞士法郎	總股東權益 千瑞士法郎
於二零零一年十二月三十一日之結餘	30,538	36,107	(602)	(3,000)	15,122	47,627	78,165
二零零二年收入淨額	–	–	–	–	8,472	8,472	8,472
買賣庫存股份淨額	–	–	(620)	–	(350)	(970)	(970)
股息	–	–	–	–	(6,108)	(6,108)	(6,108)
於二零零二年十二月三十一日之結餘	30,538	36,107	(1,222)	(3,000)	17,136	49,021	79,559
以股份為基礎之補償	–	127	–	–	–	127	127
二零零三年收入淨額	–	–	–	–	7,902	7,902	7,902
買賣庫存股份淨額	–	–	318	–	–	318	318
股息	–	–	–	–	(6,066)	(6,066)	(6,066)
於二零零三年十二月三十一日之結餘	30,538	36,234	(904)	(3,000)	18,972	51,302	81,840
資本增加	135	838	–	–	–	838	973
以股份為基礎之補償	–	400	–	–	–	400	400
二零零四年收入淨額	–	–	–	–	12,584	12,584	12,584
買賣庫存股份淨額	–	–	(1,434)	–	(95)	(1,529)	(1,529)
股息	–	–	–	–	(6,132)	(6,132)	(6,132)
於二零零四年十二月三十一日之結餘	30,673	37,472	(2,338)	(3,000)	25,329	57,463	88,136
於二零零三年十二月三十一日之結餘	30,538	36,234	(904)	(3,000)	18,972	51,302	81,840
資本增加	135	837	–	–	–	837	972
以股份為基礎之補償	–	281	–	–	–	281	281
截至二零零四年九月三十日止九個月收入淨額	–	–	–	–	13,179	13,179	13,179
買賣庫存股份淨額	–	–	152	–	(80)	72	72
股息	–	–	–	–	(6,132)	(6,132)	(6,132)
於二零零四年九月三十日之結餘	30,673	37,352	(752)	(3,000)	25,939	59,539	90,212
於二零零四年十二月三十一日之結餘	30,673	37,472	(2,338)	(3,000)	25,329	57,463	88,136
資本增加	125	1,500	–	–	–	1,500	1,625
以股份為基礎之補償	–	488	–	–	–	488	488
截至二零零五年九月三十日止九個月收入淨額	–	–	–	–	5,375	5,375	5,375
買賣庫存股份淨額	–	–	2,052	–	(1,369)	683	683
股息	–	–	–	–	(7,663)	(7,663)	(7,663)
於二零零五年九月三十日之結餘	30,798	39,460	(286)	(3,000)	21,672	57,846	88,644

III. 結算日後財務報表

Saia-Burgess或組成Saia-Burgess集團之Saia-Burgess集團旗下任何公司，概無就二零零五年九月三十日後任何期間編製經審核賬目。此外，Saia-Burgess亦無就二零零五年九月三十日後任何期間宣派、作出或支付股息或分派。

此致

德昌電機控股有限公司
列位董事　台照

PricewaterhouseCoopers AG
瑞士伯爾尼
謹啟

二零零六年一月二十七日

本通函附錄二會計師報告所載Saia-Burgess集團之財務資料乃根據Saia-Burgess集團之會計政策而編製。Saia-Burgess集團之會計政策於若干重大方面與德昌電機集團所採納者不同。德昌電機集團之會計政策對Saia-Burgess集團財務資料構成重大影響之差異載列如下：

(A) 根據德昌電機集團之會計政策編製之未經審核財務資料

下文由本公司董事根據德昌電機集團之會計政策編製Saia-Burgess集團截至二零零五年及二零零四年九月三十日止九個月以及截至二零零四年、二零零三年及二零零二年十二月三十一日止三個年度各年（「有關期間」）之未經審核綜合損益表與於二零零五年九月三十日以及二零零四年、二零零三年及二零零二年十二月三十一日之未經審核綜合資產負債表（統稱「根據德昌電機集團的會計政策編製的Saia-Burgess集團未經審核財務資料」）乃源自本通函附錄二會計師報告所載Saia-Burgess集團之財務資料。由於Saia-Burgess集團與德昌電機集團就編製現金流量表採納的會計政策並無分別，故並無重列Saia-Burgess集團之現金流量表。務請　閣下垂注根據德昌電機集團的會計政策編製的Saia-Burgess集團未經審核財務資料乃未經獨立審核。因此，有關資料或未能真實呈列Saia-Burgess集團業務於有關期間之業績及Saia-Burgess集團截至該等日期止之財政狀況。

根據德昌電機集團的會計政策編製的未經審核綜合損益表

	截至十二月三十一日止年度									截至九月三十日止九個月					
	二零零二年			二零零三年			二零零四年			二零零四年			二零零五年		
	未經調整財務資料	會計政策調整	經調整財務資料	未經調整財務資料	會計政策調整	經調整財務資料	未經調整財務資料	會計政策調整	經調整財務資料	未經調整財務資料	會計政策調整	經調整財務資料	未經調整財務資料	會計政策調整	經調整財務資料
	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎
銷售額	468,874	–	468,874	490,248	–	490,248	568,350	–	568,350	425,612	–	425,612	463,374	–	463,374
銷售成本	(339,565)	–	(339,565)	(357,055)	–	(357,055)	(412,983)	–	(412,983)	(306,176)	–	(306,176)	(355,558)	–	(355,558)
毛利	129,309	–	129,309	133,193	–	133,193	155,367	–	155,367	119,436	–	119,436	107,816	–	107,816
銷售及市場推廣	(39,935)	–	(39,935)	(39,424)	–	(39,424)	(41,499)	–	(41,499)	(31,276)	–	(31,276)	(34,757)	–	(34,757)
研究及開發	(26,845)	–	(26,845)	(28,240)	–	(28,240)	(31,182)	–	(31,182)	(23,130)	–	(23,130)	(25,794)	–	(25,794)
行政／其他營業開支	(28,689)	–	(28,689)	(32,408)	–	(32,408)	(40,918)	–	(40,918)	(32,266)	–	(32,266)	(33,855)	–	(33,855)
總經營費用	(95,469)	–	(95,469)	(100,072)	–	(100,072)	(113,599)	–	(113,599)	(86,672)	–	(86,672)	(94,406)	–	(94,406)
營業溢利	33,840	–	33,840	33,121	–	33,121	41,768	–	41,768	32,764	–	32,764	13,410	–	13,410
所佔聯營公司溢利／(虧損)淨額	430	–	430	(756)	–	(756)	(453)	–	(453)	(337)	–	(337)	(4,271)	–	(4,271)
融資費用淨額	(2,335)	–	(2,335)	(2,957)	–	(2,957)	(4,200)	–	(4,200)	(2,899)	–	(2,899)	(3,195)	–	(3,195)
除所得稅前溢利	31,935	–	31,935	29,408	–	29,408	37,115	–	37,115	29,528	–	29,528	5,944	–	5,944
所得稅	(8,733)	–	(8,733)	(7,707)	–	(7,707)	(9,951)	–	(9,951)	(7,903)	–	(7,903)	(10,820)	–	(10,820)
Saia-Burgess權益持有人所佔溢利／(虧損)	23,202	–	23,202	21,701	–	21,701	27,164	–	27,164	21,625	–	21,625	(4,876)	–	(4,876)

根據德昌電機集團的會計政策編製的未經審核綜合資產負債表

		於十二月三十一日									於九月三十日		
		二零零二年			二零零三年			二零零四年			二零零五年		
		未經調整財務資料	會計政策調整	經調整財務資料	未經調整財務資料	會計政策調整	經調整財務資料	未經調整財務資料	會計政策調整	經調整財務資料	未經調整財務資料	會計政策調整	經調整財務資料
		千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎
資產													
現金及等同現金項目		23,162	–	23,162	23,489	–	23,489	22,099	–	22,099	18,483	–	18,483
應收貨款		63,743	–	63,743	70,775	–	70,775	85,929	–	85,929	100,549	–	100,549
其他應收款項及預付款項		15,535	–	15,535	17,632	–	17,632	12,245	–	12,245	46,913	–	46,913
存貨		51,575	–	51,575	57,812	–	57,812	78,531	–	78,531	81,158	–	81,158
流動資產		154,015	–	154,015	169,708	–	169,708	198,804	–	198,804	247,103	–	247,103
衍生財務工具		–	–	–	–	–	–	353	–	353	668	–	668
物業、廠房及機器設備	i	127,087	(23,457)	103,630	129,794	(23,056)	106,738	147,362	(22,770)	124,592	149,878	(22,472)	127,406
遞延稅項資產		7,693	–	7,693	7,459	–	7,459	7,243	–	7,243	9,149	–	9,149
無形資產	ii	61,172	16,935	78,107	54,748	21,557	76,305	58,500	25,613	84,113	65,794	(7,338)	58,456
聯營公司投資		9,217	–	9,217	6,631	–	6,631	6,502	–	6,502	2,079	–	2,079
非流動資產		205,169	(6,522)	198,647	198,632	(1,499)	197,133	219,960	2,843	222,803	227,568	(29,810)	197,758
總資產		359,184	(6,522)	352,662	368,340	(1,499)	366,841	418,764	2,843	421,607	474,671	(29,810)	444,861
負債及股東權益													
借貸		54,304	–	54,304	59,484	–	59,484	51,772	–	51,772	89,030	–	89,030
應付貨款		44,430	–	44,430	53,464	–	53,464	63,348	–	63,348	57,769	–	57,769
其他應付款項及應計費用		32,274	–	32,274	36,517	–	36,517	36,617	–	36,617	56,754	–	56,754
稅項負債		1,828	–	1,828	4,498	–	4,498	6,890	–	6,890	12,632	–	12,632
流動負債		132,836	–	132,836	153,963	–	153,963	158,627	–	158,627	216,185	–	216,185

		於十二月三十一日									於九月三十日		
		二零零二年			二零零三年			二零零四年			二零零五年		
		未經調整財務資料	會計政策調整	經調整財務資料	未經調整財務資料	會計政策調整	經調整財務資料	未經調整財務資料	會計政策調整	經調整財務資料	未經調整財務資料	會計政策調整	經調整財務資料
		千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎	千瑞士法郎
借貸		75,988	–	75,988	48,237	–	48,237	78,834	–	78,834	76,086	–	76,086
撥備		6,758	–	6,758	8,518	–	8,518	9,499	–	9,499	18,004	–	18,004
遞延税項負債	*i*	21,174	(4,784)	16,390	19,944	(4,664)	15,280	15,382	(4,544)	10,838	14,223	(4,453)	9,770
非流動負債		103,920	(4,784)	99,136	76,699	(4,664)	72,035	103,715	(4,544)	99,171	108,313	(4,453)	103,860
總負債		236,756	(4,784)	231,972	230,662	(4,664)	225,998	262,342	(4,544)	257,798	324,498	(4,453)	320,045
股本		30,538	–	30,538	30,538	–	30,538	30,673	–	30,673	30,798	–	30,798
儲備	*i & ii*	91,890	(1,738)	90,152	107,140	3,165	110,305	125,749	7,387	133,136	119,375	(25,357)	94,018
股東權益總額		122,428	(1,738)	120,690	137,678	3,165	140,843	156,422	7,387	163,809	150,173	(25,357)	124,816
總負債及股東權益		359,184	(6,522)	352,662	368,340	(1,499)	366,841	418,764	2,843	421,607	474,671	(29,810)	444,861
流動資產淨值		21,179	–	21,179	15,745	–	15,745	40,177	–	40,177	30,918	–	30,918
總資產減流動負債		226,348	(6,522)	219,826	214,377	(1,499)	212,878	260,137	2,843	262,980	258,486	(29,810)	228,676

根據德昌電機集團的會計政策編製的Saia-Burgess集團未經審核財務資料附註：

(i) 土地及樓宇之會計方法

根據Saia-Burgess集團之會計政策，土地及樓宇根據定期估值按公平值減其後樓宇折舊列賬。重估土地及樓宇扣除相關遞延税項負債後產生之賬面值增加，計入股東資金之公平值儲備。抵銷同一資產先前增加之減少，直接於資金之公平值儲備扣除。所有其他減少自損益表扣除。於每個年度，根據資產之重估賬面值自損益表扣除之折舊與根據資產之原有成本計算之折舊差額，自公平值儲備轉撥至盈餘滾存。

根據德昌電機集團之會計政策，土地及樓宇按成本值減累積折舊及減值虧損列賬。永久擁有權土地不予攤銷。

Saia-Burgess集團綜合財務資料之調整載列如下：

綜合資產負債表

	於十二月三十一日			於九月三十日
減少	**二零零二年**	**二零零三年**	**二零零四年**	**二零零五年**
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
物業、廠房及機器設備	(23,457)	(23,056)	(22,770)	(22,472)
遞延税項負債	(4,784)	(4,664)	(4,544)	(4,453)
儲備	(18,673)	(18,392)	(18,226)	(18,019)

(ii)　就綜合外國業務賬目時重新換算商譽之會計方法

根據Saia-Burgess集團之會計政策，收購外國實體產生之商譽及公平值以外國實體之資產與負債處理，於每個結算日按結算匯率換算。

根據香港會計準則第21號「匯率變動之影響」之過渡條文，德昌電機集團並無追溯採納此政策，僅就於二零零五年四月一日或以後進行之收購應用此政策。就於二零零五年四月一日前進行之收購而言，收購外國實體產生之商譽及公平值調整，於交易日期按當時匯率換算。

Saia-Burgess集團綜合財務資料之調整載列如下：

綜合資產負債表

	於十二月三十一日			**於九月三十日**
增加／(減少)	**二零零二年**	**二零零三年**	**二零零四年**	**二零零五年**
	千瑞士法郎	*千瑞士法郎*	*千瑞士法郎*	*千瑞士法郎*
無形資產	16,935	21,557	25,613	(7,338)
儲備	16,935	21,557	25,613	(7,338)

(B) **就達致根據德昌電機集團的會計政策編製的Saia-Burgess集團未經審核財務資料作出調整之報告**



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

敬啟者：

以下為吾等對德昌電機控股有限公司（「貴公司」）就　貴公司以投標方式公開收購Saia-Burgess Electronics Holding AG（「Saia-Burgess 」）全部已發行股本（庫存股份除外）之建議所刊發日期為二零零六年一月二十七日之通函（「通函」）附錄三所載就達致及計算Saia-Burgess及其附屬公司（「Saia-Burgess集團」）於二零零二年、二零零三年及二零零四年十二月三十一日以及二零零五年九月三十日與截至二零零二年、二零零三年及二零零四年十二月三十一日止三個年度各年以及截至二零零四年及二零零五年九月三十日止九個月之未經審核綜合財務資料（「未經審核財務資料」）作出之調整（「該等調整」）之報告。未經審核財務資料乃根據與　貴公司編製其截至二零零五年九月三十日止六個月之未經審核中期財務報表（「中期財務報表」）時所用會計政策貫徹一致之基準編製。

責任

貴公司董事須負責編製未經審核財務資料。未經審核財務資料乃經對通函附錄二會計師報告所載根據國際財務報告準則及Saia-Burgess集團會計政策編製之Saia-Burgess集團綜合財務資料作出調整後達致。

吾等之責任為就達致及計算未經審核財務資料作出之調整表達意見，並向　閣下報告。

意見之基準

吾等根據香港會計師公會頒布之香港核證委聘準則進行工作。有關委聘並不涉及獨立審查任何相關財務資料。吾等之工作主要包括查核通函附錄三所載未經調整財務資料與通函附錄二Saia-Burgess集團會計師報告所載綜合財務資料的一致性、透過比較通函附錄二所載會計師報告內Saia-Burgess集團之會計政策與　貴公司編製中期財務報表所用政策考慮該等調整及核對未經審核財務資料算術運算之準確性。

意見

根據上述工作之結果，吾等認為：

(a)　通函附錄三所載未經調整財務資料乃妥為摘錄自通函附錄二Saia-Burgess集團會計師報告所載之綜合財務資料；

(b)　就達致未經審核財務資料作出之該等調整，於所有重大方面均反映通函附錄二會計師報告所載Saia-Burgess集團會計政策與　貴公司於編製中期財務報表時所用會計政策之差別；及

(c)　未經審核財務資料之算術運算是準確的。

此致

德昌電機控股有限公司
列位董事　台照

羅兵咸永道會計師事務所
執業會計師
香港
謹啟

二零零六年一月二十七日

以下經擴大集團之未經審核備考資產及負債報表乃由本公司董事編製。

下文載列經擴大集團於二零零五年九月三十日之未經審核備考資產及負債報表，僅供闡釋用途，以列示假設於二零零五年九月三十日進行收購，對經擴大集團之資產與負債構成之影響。

經擴大集團之未經審核備考資產及負債報表乃根據摘錄自通函附錄一所載已公佈中期財務報告之本集團於二零零五年九月三十日之未經審核綜合資產負債表以及本通函附錄三所載根據德昌電機之會計政策編製Saia-Burgess集團於二零零五年九月三十日之未經審核財務資料編製，並已作出下文附註1至3所載備考調整。

經擴大集團之未經審核備考資產及負債報表僅為闡釋用途而編製，而基於其性質使然，或未能真實反映經擴大集團於收購實際在二零零五年九月三十日或任何日後日期完成之財政狀況。

(A) 經擴大集團未經審核備考資產及負債報表

	於二零零五年九月三十日的德昌電機集團	於二零零五年九月三十日根據德昌電機集團的會計政策編製的Saia-Burgess集團	於二零零五年九月三十日根據德昌電機集團的會計政策編製的Saia-Burgess集團	備考調整	附註	備考經擴大集團
	千美元	千瑞士法郎 (附註1)	千美元 (附註2)	千美元		千美元
資產						
非流動資產						
無形資產	46,522	58,456	45,252	491,108	3(ii)	582,882
物業、廠房及機器設備	242,268	127,406	98,626	–		340,894
投資物業	9,825	–	–	–		9,825
租賃土地	26,180	–	–	–		26,180
共同控制實體	15,909	–	–	–		15,909
聯營公司	32	2,079	1,609	–		1,641
持作出售之財務資產	7,256	–	–	–		7,256
衍生財務工具	–	668	517	–		517
融資租賃投資	156	–	–	–		156
遞延税項資產	28,285	9,149	7,082	–		35,367
	376,433	197,758	153,086	491,108		1,020,627
流動資產						
存貨及在製品	169,502	81,158	62,825	–		232,327
應收貨款及其他應收賬款	305,982	147,462	114,152	–		420,134
按公平值計入損益之其他財務資產	45,070	–	–	–		45,070
預繳税項	3,534	–	–	–		3,534
銀行結餘及現金	173,661	18,483	14,308	–		187,969
	697,749	247,103	191,285	–		889,034
流動負債						
應付貨款及其他應付賬款	186,274	114,523	88,653	–		274,927
長期貸款之流動部分	148	–	–	–		148
應付税項	11,709	12,632	9,779	–		21,488
銀行貸款及透支	12,812	89,030	68,919	523,704	3(i)	605,435
	210,943	216,185	167,351	523,704		901,998
流動資產淨值	486,806	30,918	23,934	(523,704)		(12,964)
資產總額減流動負債	863,239	228,676	177,020	(32,596)		1,007,663
非流動負債						
長期貸款	2,665	76,086	58,899	–		61,564
其他預提費用	16,063	18,004	13,937	–		30,000
遞延税項負債	16,292	9,770	7,563	64,025	3(ii)	87,880
	35,020	103,860	80,399	64,025		179,444
淨資產	828,219	124,816	96,621	(96,621)		828,219

經擴大集團之未經審核備考資產及負債報表附註：

1. 結餘乃摘錄自附錄三根據德昌電機集團的會計政策編製的Saia-Burgess集團未經審核財務資料，並已重新分類，以符合本集團之呈報方式。

2. 就備考資產及負債報表而言，以瑞士法郎列賬之結餘按1瑞士法郎兑0.7741美元之匯率換算為美元。

3. 就編製經擴大集團之未經審核備考資產及負債報表而言，備考調整指下列各項：

   (i) 購買代價總額為6.77億瑞士法郎（約相當於5.24億美元）。代價乃以過渡性貸款6.77億瑞士法郎（約相當於5.24億美元）支付。是項貸款須於收購建議文件日期後六個月悉數償還；及在若干條件得到履行下，本公司可選擇將還款期延長六個月。

   (ii) 確認進行任何減值檢測前之無形資產（包括商譽）6.34億瑞士法郎（約相當於4.91億美元），即購買代價總額6.77億瑞士法郎（約相當於5.24億美元）較根據德昌電機集團的會計政策計算Saia-Burgess集團於二零零五年九月三十日之資產淨值總額1.25億瑞士法郎（約相當於9,700萬美元）及確認無形資產所產生有關估計遞延税項負債8,300萬瑞士法郎（約相當於6,400萬美元）多出之差額。遞延税項負債乃經參考由一獨立估值師草擬之報告後估計於二零零五年十一月一日之無形資產公平值，以及Saia-Burgess集團經營所在有關國家當時之平均税率計算。

   上文呈列之未經審核備考資產及負債報表僅供闡釋。本公司正評估Saia-Burgess集團之資產與負債公平值。代價總額之最終金額、Saia-Burgess集團之資產與負債公平值及無形資產（包括商譽）將與上文所呈列者不同。

4. 概無作出任何調整以反映德昌電機集團及Saia-Burgess集團於二零零五年九月三十日後進行之任何營運業績或其他交易。

(B) 經擴大集團未經審核備考資產及負債報表之報告



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

敬啟者：

吾等就德昌電機控股有限公司（「貴公司」）日期為二零零六年一月二十七日有關　貴公司以投標方式公開收購Saia-Burgess Electronics Holding AG（「Saia-Burgess」）全部已發行股本（庫存股份除外）之建議（「收購」）之通函第156至158頁附錄四經擴大集團未經審核備考資產及負債報表一節，對　貴公司及其附屬公司（下文統稱「貴集團」）以及Saia-Burgess及其附屬公司（下文統稱「經擴大集團」）之未經審核備考資產及負債報表（「未經審核備考資產及負債報表」）作出報告。未經審核備考資產及負債報表乃由　貴公司董事編製，僅供闡釋用途，以提供收購對　貴集團於二零零五年九月三十日有關財務資料可能構成影響之資料。

責任

貴公司董事須負責根據香港聯合交易所有限公司證券上市規則（「上市規則」）第4.29段，以及參考英格蘭及威爾斯特許會計師公會頒布之技術公布18／98「備考財務資料－上市規則項下對編製者之指引」（Technical Release 18／98 "Pro Forma Financial Information－Guidance for the preparers under the Listing Rules"）編製未經審核備考資產及負債報表。

吾等之責任為根據上市規則第4.29(7)段之規定，就未經審核備考資產及負債報表作出意見，並向　閣下報告。吾等不會就編製未經審核備考資產及負債報表所用吾等以往作出之任何報告內之任何財務資料，向該等於發出日期獲吾等發出該等報告之人士以外人士承擔任何責任。

意見之基準

吾等已按照英國核數實務委員會(Auditing Practices Board)頒布之第1998/8號通報「根據上市規則呈報備考財務資料」(Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules")(如適用)執行工作。吾等之工作並無涉及獨立查核任何相關財務資料，主要包括將未經調整財務資料與原有文件作出比較，考慮支持作出有關調整之憑證及與　貴公司董事商討未經審核備考資產及負債報表。

吾等之工作並不構成根據香港會計師公會所頒布香港審計準則、香港審閱委聘準則及香港核證委聘準則進行之核證委聘，因此，吾等不就未經審核備考資產及負債報表作出任何核證意見。

未經審核備考資產及負債報表僅作闡釋用途，乃根據　貴公司通函第156至158頁所載基準編製，而基於其性質使然，未經審核備考資產及負債報表未必能顯示　貴集團於任何日後日期之財政狀況。

意見

吾等認為：

(a) 未經審核備考資產及負債報表已由　貴公司董事根據所述基準妥為編製；

(b) 有關基準與　貴集團之會計政策貫徹一致；及

(c) 有關調整就根據上市規則第4.29(1)段披露之未經審核備考資產及負債報表而言乃屬恰當。

此致

德昌電機控股有限公司
列位董事　台照

羅兵咸永道會計師事務所
執業會計師
香港
謹啟

二零零六年一月二十七日

1. 責任聲明

本通函乃遵照上市規則之規定提供關於本公司之資料。董事願就本通函所載資料之準確性共同及各自承擔全部責任，並在作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏任何其他事實，以致其中所載內容有誤導成分。

2. 權益披露

甲. 董事及最高行政人員之權益

於最後實際可行日期，董事及本公司最高行政人員於本公司或其任何相聯法團（定義見證券及期貨條例第十五部）之股份中，擁有根據證券及期貨條例第十五部第7及8分部須知會本公司及聯交所之權益（包括根據證券及期貨條例之該等條文被當作或視為擁有之權益及淡倉），或根據上市公司董事進行證券交易之標準守則及根據證券及期貨條例第352條須存置之登記冊所記錄之權益如下：

	本公司每股面值港幣0.0125元之股份	
姓名	**個人權益**	**其他權益**
汪顧亦珍	–	2,183,600,640 *（附註a及b）*
Peter Stuart Allenby Edwards	–	100,000 *（附註c）*
Patrick Blackwell Paul	50,000	–

附註：

a. 此等股份由多項與汪氏家族有關連之信託基金之信託人直接或間接持有。

b. 股東重疊之股權已列於下文乙段之根據證券及期貨條例須予披露之股東權益內。

c. 此等股份由一項信託基金持有，而Peter Stuart Allenby Edwards乃該信託基金的其中一位受益人。

乙. 根據證券及期貨條例須予披露之股東權益

除下文所披露者外，董事並不知悉有任何其他人士（董事或本公司之最高行政人員或其各自之聯繫人除外），於最後實際可行日期，於本公司之股份中，擁有根據證券及期貨條例第十五部第2及3分部之條文須向本公司披露之權益或淡倉：－

股東名稱	持有股份的身分	持有股份數量	約佔股權百分率
汪顧亦珍女士	家族信託基金受益人	2,135,600,640 *(附註a及b)*	58.13
HSBC International Trustee Limited	信託人	947,282,000 *(附註a及c)*	25.78
Ansbacher (Bahamas) Limited	信託人	887,040,000 *(附註a)*	24.15
HSBC Trustee (Guernsey) Limited	信託人	358,972,480 *(附註a)*	9.77
Ceress International Investment Corporation	信託人	223,014,080 *(附註d)*	6.07
Merriland Overseas Limited	信託人	211,943,040 *(附註e)*	5.77

附註：

a. 此等由Ansbacher (Bahamas) Limited及HSBC Trustee (Guernsey) Limited擁有權益之股份及由HSBC International Trustee Limited擁有權益之937,588,160股股份，是以彼等為多項與汪氏家族有關連之信託基金之信託人的身份直接或間接持有，其已包括在上文甲段董事及主要行政人員之權益中所述之汪顧亦珍女士擁有權益之股份內。

b. 上述由汪顧亦珍女士擁有的股份權益為附註a所述股份的一部分。

c. HSBC International Trustee Limited所擁有的其中941,500股股份乃透過HSBC Trustee (Hong Kong) Limited而持有。

d. Ceress International Investment Corporation擁有的本公司權益，與HSBC Trustee (Guernsey) Limited所擁有本公司權益重疊。

e. Merriland Overseas Limited擁有的本公司權益，與HSBC International Trustee Limited所擁有本公司權益重疊。

丙. 本公司其他成員公司之主要股東

除下文所披露者外，董事並不知悉有任何其他人士（董事或本公司之最高行政人員或其各自之聯繫人除外），於最後實際可行日期，直接或間接持有任何類別股本（附有在任何情況下可於德昌電機集團任何其他成員公司之股東大會上投票之權利）面值達10%或以上之權益：－

公司名稱	股東名稱	百分率
Nanomotion Ltd.	Offritage Trustees Ltd	42.40

3. 服務合約

於最後實際可行日期，各董事概無與本公司或其任何附屬公司訂立或建議訂立任何不會於一年內屆滿或不可於一年內免付補償（法定賠償除外）而終止之服務合約。

4. 競爭權益

於最後實際可行日期，董事（獨立非執行董事除外）及彼等各自之聯繫人概無於對德昌電機集團業務構成或可能構成直接或間接競爭之業務中擁有任何權益。

5. 其他權益

於最後實際可行日期：

(a) 自本公司最近刊發經審核賬目結算日，即二零零五年三月三十一日以來，概無董事在由經擴大集團任何成員公司收購或出售或租用，或在由經擴大集團任何成員公司擬收購或出售或租用的任何資產中，直接或間接擁有任何權益；及

(b) 概無董事於經擴大集團任何成員公司所訂立而對經擴大集團業務而言屬重大，且於最後實際可行日期仍然生效之任何合約或安排中擁有重大權益。

6.　重大合約

於最後實際可行日期前兩年期間，德昌電機集團訂有以下重大或可能是重大之合約（並非於日常業務範圍內訂立之合約）：

(a)　Saia-Burgess與本公司就有關監管收購建議而於二零零五年八月二十六日簽訂之協議；

(b)　貸款協議；

(c)　Parlex協議；及

(d)　收購建議文件

7.　訴訟

二零零一年八月，一宗牽涉德昌電機集團位於美國密西西比州哥倫布的汽車部件生產廠房之環境污染訴訟，德昌電機集團其中一家附屬公司及其他超過十個第三方被告向朗茲縣巡迴法院提出人身傷害及財產損失索償，該廠房於一九九九年購入，並已於二零零一年十一月關閉。有關訴訟文件中並無指定索償金額。

二零零二年十二月三十日或其前後，上述訴訟原告的代表律師代表約一千個原告向朗茲縣巡迴法院另行提出索償，要求德昌電機集團同一間附屬公司和上述訴訟中的其他多個被告作出賠償。新訴訟之申訴與上述訴訟相近。於二零零三年九月九日或其前後，對德昌電機集團附屬公司作出的索償已在不影響被告的權利下，因送達程序沒有完成而遭駁回。二零零四年二月及三月期間，原告提出修改於訴訟中已由德昌電機集團附屬公司答辯的申訴。

二零零四年，約一百個原告向朗茲縣巡迴法院提出七個新的訴訟，控告該未解決訴訟的相同被告。新訴訟的原告由不同律師代表，惟彼等提出相近的申訴。該索償對象為上述訴訟中的相同附屬公司與該等訴訟中提出法院並不具有個人司法權反對申請的德昌電機控股有限公司。

二零零四年八月，所有訴訟之原告代表律師，代表迄今尚未具名的集體原告，知會獲指派處理審訊前法律程序之特別聆案官，彼等之意向為撤銷原告人身傷害索償，而改為追討財產損失及懲罰性損害賠償。二零零五年十二月，約一千一百零五個原告提出的訴訟已被撤銷，餘下仍約二百七十五個原告繼續進行訴訟。

二零零五年一月,這些訴訟改由另一名法官處理審訊,該法官訂下聆訊日期為二零零六年三月,現在首宗案件中四名原告於二零零一年八月提出的索償屆時將進行審訊。數名其他原告的索償可能將與該等索償合併審訊。

儘管原告最初反對本公司基於法院並不具有個人管轄權的理由而提出撤銷訴訟的要求,惟彼等最後同意按個別情況頒令,在不損害權利的原則下,自願撤銷向本公司提出之訴訟。此等頒令由法官於二零零五年十二月二十三日簽訂,其後於二零零六年一月五日存檔。

德昌電機集團現正代表其附屬公司就所有訴訟提出激烈抗辯。此外,德昌電機集團並已向該廠房的前擁有人申索賠償。由於該訴訟仍在進行中,故德昌電機集團在現階段未能確實預測訴訟的最終結果。德昌電機集團並無於其財務報表就上述訴訟作出撥備。

8. 專家及同意書

香港羅兵咸永道會計師事務所及瑞士PricewaterhouseCoopers AG(均為執業會計師事務所)已各自就刊發本通函發出書面同意書,並同意在本通函按其所示形式及涵義轉載其報告或函件及提述其名稱,且迄今並無撤回同意書。

於最後實際可行日期,香港羅兵咸永道會計師事務所及瑞士PricewaterhouseCoopers AG概無於德昌電機集團擁有任何股權或認購或提名他人認購德昌電機集團證券的權利(無論可依法執行或否),彼等亦無於本公司最近刊發經審核賬目結算日,即二零零五年三月三十一日以來,在由經擴大集團收購或出售或租用,或在由經擴大集團擬收購或出售或租用之任何資產中,直接或間接擁有任何權益。

9. 並無重大不利變動

除本通函披露之外及於最後實際可行日期,董事並不知悉,自本公司最近刊發經審核賬目結算日,即二零零五年三月三十一日以來,德昌電機集團之財政或業務狀況有任何重大不利變動。

10. 一般事項

(a) 本公司之秘書為葉熾蘭女士,彼為特許秘書及行政人員公會與香港特許秘書公會之會員。

(b) 本公司之合資格會計師為陳志達先生,彼為執業會計師及特許公認會計師公會資深會員。

(c) 本公司之主要股份登記處為The Bank of Bermuda Limited，地址為Bank of Bermuda Building, 6 Front Street, Hamilton HM11, Bermuda，而股份登記分處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716舖。

(d) 本通函概以英文版為準。

11. 備查文件

以下文件於截至二零零六年二月十七日期間（包括該日）在一般辦公時間內，在本公司的香港主要營業地點（地址為香港新界大埔大埔工業邨大順街6-22號德昌大廈）可供查閱：

(a) 本公司的公司組織章程大綱及公司細則；

(b) 本附錄「重大合約」一段所述的重大合約；

(c) 本公司截至二零零四年及二零零五年三月三十一日止年度的年報及本公司截至二零零五年九月三十日止六個月的中期業績報告；

(d) 本通函附錄二所載Saia-Burgess集團會計師報告；

(e) 本通函附錄三所載香港羅兵咸永道會計師事務所就Saia-Burgess集團未經審核財務資料之調整發出的函件；

(f) 本通函附錄四所載香港羅兵咸永道會計師事務所就經擴大集團未經審核備考資產及負債報表發出的函件；

(g) 本附錄「專家及同意書」一節所述的同意書；

(h) 本公司就Parlex協議所刊發日期為二零零五年九月二十九日的通函。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares of Johnson Electric Holdings Limited, you should hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of Johnson Electric Holdings Limited to be held at Taishan Room, Level 5, Island Shangri-La, Hong Kong, Pacific Place, Surpreme Court Road, Central, Hong Kong on 20th July 2006 at 12:00 noon is set out on pages 13 to 16 of this circular. Whether or not you are able to attend the meeting, please complete and return the proxy form in accordance with the instructions printed thereon to the Principal Place of Business in Hong Kong of the Company at Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, N.T., Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting. Completion of the proxy form will not preclude Shareholders from attending and voting at the meeting in person should they so wish.

26th June 2006

CONTENT

Page

In this circular and the appendices, unless the context requires otherwise, the following expressions have the following meanings:

"AGM"	the Annual General Meeting of the Company to be held at Taishan Room, Level 5, Island Shangri-La, Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 20th July 2006 at 12:00 noon, notice of which is set out on pages 13 to 16 of this circular, or any adjournment thereof
"associates"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors or a duly authorised committee thereof
"Bye-Laws"	the Bye-Laws of the Company
"Company"	Johnson Electric Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"connected persons"	has the meaning ascribed thereto in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Issue Mandate"	the proposed ordinary resolution as referred to in resolution no. 7 of the Notice of AGM
"Latest Practicable Date"	21st June 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"Notice of AGM"	the notice of the AGM set out on pages 13 to 16 of this circular
"Repurchase Mandate"	the proposed ordinary resolution as referred to in resolution no. 8 of the Notice of AGM
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company for repurchase during the period as set out in the Repurchase Mandate Shares up to a maximum of 10% of the issued share capital of the Company at the date of the Repurchase Mandate

"Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate repurchase by companies, with a primary listing on the Stock Exchange, of their own securities on the Stock Exchange
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	registered holders of the Share(s) in issue
"Share(s)"	share(s) of HK$0.0125 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent.

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

Board of Directors

* Yik-Chun Koo Wang
Honorary Chairman

Patrick Shui-Chung Wang *JP*
Chairman and Chief Executive

Winnie Wing-Yee Wang
Vice-Chairman

Richard Li-Chung Wang
Executive Director

Peter Stuart Allenby Edwards

Patrick Blackwell Paul

Arkadi Kuhlmann

Laura May-Lung Cha

* Peter Kin-Chung Wang

Oscar De Paula Bernardes Neto

Michael John Enright

* *Non-Executive Director*
# *Independent Non-Executive Director*

Principal Place of Business in Hong Kong

Johnson Building
6-22 Dai Shun Street
Tai Po Industrial Estate
Tai Po, N.T.
Hong Kong

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Dear Sir or Madam,

PROPOSAL FOR RE-ELECTION OF DIRECTORS, AND GRANT OF GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and provide you with information on matters to be dealt with at the AGM: (i) re-election of Directors; (ii) grant of general mandate to issue Shares; and (iii) grant of general mandate to repurchase Shares.

RE-ELECTION OF DIRECTORS

According to Bye-Law 109(A) of the Bye-Laws, Ms. Winnie Wing-Yee Wang, Mr. Richard Li-Chung Wang, Mr. Peter Stuart Allenby Edwards, Mr. Patrick Blackwell Paul and Prof. Michael John Enright will retire by rotation at the AGM and, being eligible, offer themselves for re-election.

Their requisite details are set out in Appendix I to this circular.

GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

On 27th July 2005 a general and unconditional mandate was given to the Directors to issue, allot and dispose of additional shares of the Company up to a limit of 5% of the aggregate nominal amount of the issued share capital of the Company as at that date.

Such general mandate will cease to be effective at the conclusion of the AGM. The Directors believe that the renewal of the general mandate is in the interest of the Company and Shareholders and accordingly, the Issue Mandate will be sought from Shareholders at the AGM to authorise the Directors to issue, allot and dispose of additional shares of the Company up to 5% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the relevant resolution. Based on the 3,673,788,920 Shares in issue at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Company after the Latest Practicable Date and up to the passing of the relevant resolution), the Company will therefore be allowed under the Issue Mandate to issue a maximum of 183,689,446 Shares.

On 27th July 2005 a general and unconditional mandate was also given to the Directors to exercise the powers of the Company to repurchase Shares up to 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the relevant resolution. Such mandate will lapse at the conclusion of the forthcoming AGM. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the AGM granting the Repurchase Mandate to the Directors. Based on the 3,673,788,920 Shares in issue at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Company after the Latest Practicable Date and up to the passing of the relevant resolution), the maximum number of Shares which may be repurchased pursuant to the Repurchase Mandate will be 367,378,892 Shares. In accordance with the Repurchase Rules, the Company is required to send to Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares. This explanatory statement is set out in Appendix II to this circular.

Conditional upon the passing of the Resolutions 7 and 8, an ordinary resolution to authorise the Directors to exercise the powers to issue, allot and dispose of additional Shares of the Company under the Issue Mandate in respect of the aggregate nominal amount of the share capital in the Company repurchased by the Company will also be proposed for approval by Shareholders at the AGM.

NOTICE OF ANNUAL GENERAL MEETING

The Notice of AGM, which contains resolutions in respect of the re-election of directors, Issue Mandate and Repurchase Mandate is set out on pages 13 to 16 of this circular.

There is enclosed a form of proxy for use at the AGM. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the principal place of business of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM. The completion and return of the form of the proxy will not prevent you from attending and voting in person at the AGM should you so wish.

Shareholders' rights to demand a poll on the proposed resolutions at the AGM are set out in Appendix III to this circular.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATIONS

The Directors believe that the resolutions set out in the Notice of AGM are in the best interests of the Company, the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,

On behalf of the Board

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 26th June 2006

The following are the particulars of the Directors proposed to be re-elected at the AGM:

Winnie Wing-Yee Wang
Vice-Chairman
Member of Remuneration Committee

Winnie Wing-Yee Wang, age 59, obtained her BSc degree from Ohio University in U.S.A. She joined the Johnson Electric Group in 1969. She became a Director in 1971 and an Executive Director in 1984 and was elected Vice-Chairman in 1996. Ms. Wang is an non-executive director of Tristate Holdings Limited. She has not held any directorship in other public companies during the last three years.

Save as disclosed above, Ms. Wang has not entered into any service contract with the Company, but she is subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's emolument is determined by Remuneration Committee with reference to her experiences, as well as remuneration benchmark in the industry and the prevailing market trends. Ms. Wang received a director's emolument of US$530,154 for the year ended 31st March 2006.

Ms. Wang is a daughter of Ms. Yik-Chun Koo Wang, the Honorary Chairman; a sister of Dr. Patrick Shui-Chung Wang, the Chairman and Chief Executive; Mr. Richard Li-Chung Wang, the Executive Director and Mr. Peter Kin-Chung Wang, the Non-Executive Director. Ms. Wang does not have any interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of her re-election.

Richard Li-Chung Wang
Executive Director

Richard Li-Chung Wang, age 62, obtained his BSc and MSc degrees in Electrical Engineering from the University of California, Berkeley. He joined the Johnson Electric Group in 1970 and has been Director since 1992. He is an adviser to the Chief Executive. Mr. Wang is a director of UCBH Holdings, Inc. He has not held any directorship in other public companies during the last three years.

Save as disclosed above, Mr. Wang has not entered into any service contract with the Company, but he is subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's emolument is determined by Remuneration Committee with reference to his experiences, as well as remuneration benchmark in the industry and the prevailing market trends. Mr. Wang received a director's emolument of US$540,000 for the year ended 31st March 2006.

Mr. Wang is a brother of Dr. Patrick Shui-Chung Wang, the Chairman and Chief Executive; Ms. Winnie Wing-Yee Wang, the Vice-Chairman and Mr. Peter Kin-Chung Wang, the Non-Executive Director. Mr. Wang does not have any interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his re-election.

Peter Stuart Allenby Edwards
Independent Non-Executive Director
Chairman of Nomination And Corporate Governance Committee

Peter Stuart Allenby Edwards, age 58, has been an Independent Non-Executive Director of the Company since 1995. He is a solicitor and was Senior Partner of Johnson, Stokes & Master until he retired on 30th September 1996. Mr. Edwards was Chairman of the Hong Kong Branch of the International Fiscal Association, Chairman of the Revenue Law Committee of the Hong Kong Law Society and a member of the Joint Liaison Committee on Taxation which advises the Government of the Hong Kong Special Administrative Region. He is also a member of the International Academy of Estate and Trust Law, an honorary lecturer in law at the University of Hong Kong and a director of a number of investment and holding companies. Mr. Edwards has not held any directorship in other public companies during the last three years.

Save as disclosed above, Mr. Edwards has not entered into any service contract with the Company. He was appointed for a term of two years subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's fee is determined by Remuneration Committee with reference to remuneration benchmark in the industry and the prevailing market trends. Mr. Edwards received a director's fee of US$38,200 for the year ended 31st March 2006.

Mr. Edwards is not connected with any other director, the senior management or any substantial shareholder of the Company. As at the Latest Practicable Date, a trust of which Mr. Edwards is one of the beneficiaries holds 100,000 Shares of the Company. Save as disclosed above, he does not have other interests in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his re-election.

Patrick Blackwell Paul
Independent Non-Executive Director
Chairman of Audit Committee and
Member of Nomination And Corporate Governance Committee

Patrick Blackwell Paul, age 58, has been an Independent Non-Executive Director of the Company since 2002. He had been Chairman and Senior Partner of PricewaterhouseCoopers in Hong Kong from 1994 to 2001. He is a member of the Managing Board of the Kowloon-Canton Railway Corporation and is an independent non-executive director of The Hongkong and Shanghai Hotels, Ltd., Kingsway International Holdings Ltd. and Pacific Basin Shipping Limited. His civic commitments include chairing the Supervisory Board of the British Chamber of Commerce in Hong Kong, and the Allocations Committee of the Hong Kong Community Chest. Mr. Paul has not held any directorship in other public companies during the last three years.

Save as disclosed above, Mr. Paul has not entered into any service contract with the Company. He was appointed for a term of two years subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's fee is determined by Remuneration Committee with reference to remuneration benchmark in the industry and the prevailing market trends. Mr. Paul received a director's fee of US$50,420 for the year ended 31st March 2006.

Mr. Paul is not connected with any other director, the senior management or any substantial shareholder of the Company. As at the Latest Practicable Date, Mr. Paul holds 50,000 Shares of the Company. Save as disclosed above, he does not have other interests in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his re-election.

Michael John Enright
Independent Non-Executive Director
Member of Audit Committee

Michael John Enright, age 47, has been an Independent Non-Executive Director of the Company since 2004. He obtained his A.B. (in Chemistry), MBA, and Ph.D. (in Business Economics) degrees all from Harvard University. He was formerly a professor at the Harvard Business School. Prof. Enright is currently a professor at the University of Hong Kong School of Business and a principal in Enright, Scott & Associates, a Hong Kong-based consulting firm. He is an independent non-executive director of Shui On Construction and Materials Ltd. Prof. Enright has not held any directorship in other public companies during the last three years.

Save as disclosed above, Prof. Enright has not entered into any service contract with the Company. He was appointed for a term of two years subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's fee is determined by Remuneration Committee with reference to remuneration benchmark in the industry and the prevailing market trends. Prof. Enright received a director's fee of US$41,410 for the year ended 31st March 2006.

Prof. Enright is not connected with any other director, the senior management or any substantial shareholder of the Company, nor does he have any interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his re-election.

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed Repurchase Mandate to be granted to the Directors of the Company.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,673,788,920 Shares.

Exercise in full of the Repurchase Mandate, on the basis that no further Shares are issued or repurchased prior to the date of the AGM, would accordingly result in up to 367,378,892 Shares being repurchased by the Company during the course of the period ending on the earliest of the date of the AGM in 2007, the date by which the next AGM of the Company is required to be held by law and the date upon which such authority is revoked or varied.

REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its Shareholders. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per share of the Company and will only be made when the Directors believe that such a purchase will benefit the Company and its Shareholders.

FUNDING OF REPURCHASES

Pursuant to the Repurchase Mandate repurchases would be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available for the purpose in accordance with its Memorandum of Association and Bye-Laws and the laws of Bermuda.

The Company is empowered by its Memorandum of Association and Bye-Laws to repurchase its Shares and Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of the capital paid up on the relevant Shares, or from the profits that would otherwise be available for distribution by way of dividend, or from the proceeds of a new issue of shares made for the purpose. The amount of premium payable on redemption may only be paid out of either the profits that would otherwise be available for distribution by way of dividend or out of the Company's share premium account or contributed surplus account.

In the event that the Repurchase Mandate is approved by Shareholders, the Directors have no immediate plans to exercise the authority conferred upon them in respect of the repurchase by the Company of its own Shares. However, the Directors wish to obtain the necessary authority in order to give themselves flexibility to engage in share repurchases should they consider it to be in the best interests of the Company, although the circumstances in which this may arise cannot yet be foreseen.

If, which is not presently contemplated, the Company was to repurchase its Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date immediately upon the general mandate being approved by Shareholders, it is likely that there would be a material adverse impact on the working capital position or gearing position of the Group in comparison to the position shown, as at 31st March 2006, in the Group's audited consolidated accounts. However, the Directors do not propose to use their authority to make any repurchases which would have a material adverse impact on the working capital or gearing position of the Group given the financial position of the Group at the time of the relevant repurchases, unless the Directors determine that such repurchases were, taking account of all relevant factors, in the best interests of the Company and its Shareholders.

SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:

	Highest HK$	Lowest HK$		Highest HK$	Lowest HK$
June 2005	7.45	7.00	December 2005	8.00	7.20
July 2005	7.65	7.15	January 2006	8.05	7.35
August 2005	7.45	7.00	February 2006	7.60	7.20
September 2005	7.50	6.95	March 2006	7.60	7.15
October 2005	7.45	6.85	April 2006	7.55	6.00
November 2005	8.20	7.05	May 2006	6.60	5.45

DISCLOSURE OF INTERESTS

None of the Directors, or to the best of their knowledge, having made all reasonable enquiries, their associates, have any present intention if the Repurchase Mandate is approved and exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

As at the Latest Practicable Date, the trustees of various trusts associated with the Wang family hold directly or indirectly 59.46% of the issued share capital of the Company. As at that date, 40.54% of the issued share capital of the Company was in the hands of the public.

If, which is not presently contemplated, the Company was to repurchase Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date from the public shareholding, the percentage shareholding of the various Wang family trusts would increase to 66.07%. To the best knowledge of the Directors, these situations would not give rise to any consequences under the Takeovers Code and at least 25% of the issued share capital of the Company would still remain in the public hands.

No other connected persons have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved and exercised.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

Bye-Law 78 of the Bye-Laws sets out the procedures by which Shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the Meeting; or

(ii) by at least three members present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Johnson Electric Holdings Limited (the "Company") will be held at Taishan Room, Level 5, Island Shangri-La, Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Thursday, 20th July 2006 at 12:00 noon for the following purposes:

1. To receive and adopt the Audited Consolidated Accounts and the Reports of the Directors and of the Auditors for the year ended 31st March 2006;

2. To declare a final dividend in respect of the year ended 31st March 2006;

3. To re-elect the following Directors:

   (a) Ms. Winnie Wing-Yee Wang as an executive director;

   (b) Mr. Richard Li-Chung Wang as an executive director;

   (c) Mr. Peter Stuart Allenby Edwards as an independent non-executive director;

   (d) Mr. Patrick Blackwell Paul as an independent non-executive director;

   (e) Prof. Michael John Enright as an independent non-executive director.

4. To confirm the fees of Directors;

5. To re-appoint Auditors and to authorise the Directors to fix their remuneration;

6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "**THAT** the number of Directors of the Company be fixed at 15 and that the Directors be authorized to elect or appoint additional directors up to the maximum of 15.";

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "**THAT**:

   (a) subject to paragraph (c), the exercise by the Directors of the Company during the relevant period of all the powers of the Company to issue, allot and dispose of additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the relevant period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the relevant period;

(c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to

(i) a Rights Issue; or

(ii) the exercise of options granted under the Company's Share Option Scheme,

shall not exceed the aggregate of 5 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting; and

"Rights Issue" means an offer of shares or other securities to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).";

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"**THAT**:

(a) the exercise by the Directors during the relevant period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases by the Company pursuant to the approval in paragraph (a) during the relevant period, shall be no more than 10 per cent. of the aggregate nominal amount of the existing issued share capital of the Company, at the date of the passing of this Resolution, and the authority pursuant to paragraph (a) shall be limited accordingly;

(c) for the purposes of this Resolution, "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting.";

9. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate shall be added by an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 8 in the notice convening this meeting, provided that such additional amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.".

By order of the Board

Susan Chee-Lan Yip
Company Secretary

Hong Kong, 26th June 2006

Notes

1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a Shareholder of the Company. A proxy form is enclosed. Completion and return of the proxy form will not preclude a Shareholder from attending and voting in person.

2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the principal place of business of the Company at Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, N.T., Hong Kong not less than 48 hours before the time appointed for holding of the Meeting.

3. The transfer books and the register of members of the Company will be closed from Monday, 17th July 2006 to Thursday, 20th July 2006, both dates inclusive, during which no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration not later than 4:00 p.m. on Friday, 14th July 2006.

4. As at the date of this circular, the Board of Directors of the Company consists of:

Yik-Chun Koo Wang	*Honorary Chairman*
Patrick Shui-Chung Wang	*Chairman and Chief Executive*
Winnie Wing-Yee Wang	*Vice-Chairman*
Richard Li-Chung Wang	*Executive Director*
Peter Stuart Allenby Edwards	*Independent Non-Executive Director*
Patrick Blackwell Paul	*Independent Non-Executive Director*
Arkadi Kuhlmann	*Independent Non-Executive Director*
Laura May-Lung Cha	*Independent Non-Executive Director*
Peter Kin-Chung Wang	*Non-Executive Director*
Oscar De Paula Bernardes Neto	*Independent Non-Executive Director*
Michael John Enright	*Independent Non-Executive Director*

此乃要件 請即處理

閣下如對本文件各方面或應採取之行動**有任何疑問**,應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之德昌電機控股有限公司股份全部**售出**,應立即將本文件送交買主,或送交經手買賣之銀行、股票經紀或其他代理商,以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責,對其準確性或完整性亦不發表任何聲明,並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


JOHNSON
ELECTRIC

德昌電機控股有限公司

(在百慕達註冊成立之有限公司)

(股份代號:179)

建議
重選董事、
一般性授權
發行股份和購回股份
及
股東週年大會通告

德昌電機控股有限公司謹訂於二零零六年七月二十日正午十二時在香港中區法院道太古廣場港島香格里拉酒店五樓泰山廳舉行股東週年大會,有關通告載於本通函第13至16頁,無論 閣下能否出席大會,務請按隨附之代表委任表格上印備之指示將該表格填妥及盡快交回本公司香港主要營業地址,地址為香港新界大埔大埔工業邨大順街6-22號德昌大廈,惟無論如何最遲須於有關大會或其任何續會指定舉行時間四十八小時前送達。股東填妥代表委任表格後,仍可親自出席大會並於會上投票。

二零零六年六月二十六日

目　錄

在本通函及附錄內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零六年七月二十日正午十二時假座香港中區法院道太古廣場港島香格里拉酒店五樓泰山廳舉行的股東週年大會或其任何續會，大會通告載於本通函第13至第16頁
「聯繫人」	指	上市規則所載涵義
「董事會」	指	本公司之董事會或獲董事會正式委任之委員會
「公司細則」	指	本公司的公司細則
「本公司」	指	德昌電機控股有限公司，於百慕達註冊獲豁免之有限公司，其股份在聯交所上市
「關連人士」	指	上市規則所載涵義
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「發行股份授權」	指	股東週年大會通告第七項決議案所述擬提呈之普通決議案
「最後實際可行日期」	指	二零零六年六月二十一日，即本通函付印前確定本通函所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則(經不時修訂)
「股東週年大會通告」	指	載於本通函第13至16頁股東週年大會通告
「購回股份授權」	指	股東週年大會通告第八項決議案所述擬提呈之普通決議案
「購回建議」	指	授予董事會一般授權之購回建議，以行使本公司權力，在購回股份授權所述期間內購回最多達於購回股份授權通過當日本公司已發行股本百分之十之股份

「股份購回規則」	指	聯交所訂定管制在聯交所擁有第一上市地位的公司在聯交所購回本身證券的有關規例
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	已登記的已發行股份持有人
「股份」	指	本公司股本中每股面值0.0125港元之股份
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港收購及合併守則
「港元」	指	香港法定貨幣港元
「美元」	指	美國法定貨幣美元
「%」	指	百分比

德昌電機控股有限公司

（在百慕達註冊成立之有限公司）

董事會

* 汪顧亦珍
名譽主席

汪穗中*JP*
主席及行政總裁

汪詠宜
副主席

汪立忠
執行董事

\# Peter Stuart Allenby Edwards

\# Patrick Blackwell Paul

\# Arkadi Kuhlmann

\# 史美倫

* 汪建中

\# Oscar De Paula Bernardes Neto

\# Michael John Enright

* *非執行董事*
\# *獨立非執行董事*

香港主要營業地址

香港新界大埔大埔工業邨
大順街6-22號德昌大廈

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

敬啟者：

建議重選董事及授予發行和購回股份的一般性授權

緒言

本通函旨在向 閣下發出股東週年大會通告以及提供在股東週年大會上處理的事宜之資料：(i)重選董事；(ii)授予發行股份的一般性授權；及(iii)授予購回股份的一般性授權。

重選董事

根據公司細則第一零九(甲)條，汪詠宜女士、汪立忠先生、Peter Stuart Allenby Edwards 先生、Patrick Blackwell Paul 先生及 Michael John Enright 教授須於股東週年大會上輪值告退，並願膺選連任。

彼等資料詳載於本通函附錄甲。

股份發行及購回的一般性授權

於二零零五年七月二十七日董事會獲授予一項一般及無條件授權，以發行、配發及處理不超過於當日本公司已發行股本面值總額百分之五的外加股份。

該項一般性授權將於股東週年大會結束時失效。董事會相信更新此一般性授權乃符合本公司及股東的利益，因此，在股東週年大會上將向股東尋求授予董事會發行股份授權，以發行、配發及處理本公司的外加股份，而最大數量為在通過此項決議案當日本公司已發行股本面值總額的百分之五。按最後實際可行日期的已發行股份3,673,788,920股計算(並假設在最後實際可行日期後至有關決議案通過前，本公司之已發行股本沒有變動)，本公司根據發行股份授權可發行最多不超過183,689,446股股份。

於二零零五年七月二十七日董事會亦獲授予一項一般及無條件授權，以行使購回本公司股份，而最大數量為在通過此項決議案當日本公司已發行股本面值總額的百分之十。此項授權將於即將舉行之股東週年大會結束時失效，故建議 閣下批准於股東週年大會上提呈一項普通決議案，授予董事會購回股份授權。按最後實際可行日期的已發行股份3,673,788,920股計算(並假設在最後實際可行日期後至有關決議案通過前，本公司之已發行股本沒有變動)，本公司根據購回股份授權可購回最多不超過367,378,892股股份。根據股份購回規則之要求，本公司須向各股東送呈一份說明文件，載列合理地必需之資料，使各股東能根據資料決定是否投票贊成或反對批准本公司購回其本身股份之決議案。此說明文件載列於本通函附錄乙中。

在須通過決議案第七項及第八項的條件下，將在股東週年大會上提呈予股東批准一項普通決議案，以授權董事就本公司所購回股本的面值總額，根據發行股份授權，行使發行、配發及處理本公司的額外股份的權力。

股東週年大會通告

載有關於重選董事、發行股份授權及購回股份授權決議案的股東週年大會通告已詳載本通函第13至16頁。

隨本通函附股東週年大會適用之代表委任表格。不論　閣下是否擬親自出席股東週年大會，務請按照印備之指示填妥代表委任表格，並於股東週年大會指定舉行時間最少四十八小時前交回本公司的香港主要營業地址。即使填妥及交還代表委任表格後，　閣下仍可親自出席股東週年大會，並於會上投票。

股東於股東週年大會對建議的決議案要求以投票方式表決之權利，載於本通函附錄丙中。

責任聲明

本通函載有遵照上市規則而提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏其他事實，以致本通函所載任何內容有所誤導。

推薦意見

董事會認為列於股東週年大會通告的決議案乃符合本公司、本集團及其股東整體之最佳利益，因此，董事建議各股東於股東週年大會上投票贊成以上提呈之決議案。

此致

列位股東　台照

汪穗中
主席及行政總裁
謹啟

香港，二零零六年六月二十六日

下列為將於股東週年大會重選連任董事的資料:

汪詠宜
副主席
薪酬委員會成員

汪詠宜,五十九歲,於美國俄亥俄州大學攻讀,獲理學士銜。一九六九年加入德昌電機集團,一九七一年成為董事,一九八四年擔任執行董事,一九九六年獲選為副主席。汪女士是聯亞集團有限公司非執行董事。她過去三年並無在其他上市公司擔任董事職務。

除上述披露者外,汪女士與本公司並無訂立任何服務合約,惟須根據公司細則之規定,於本公司股東週年大會上輪值告退及膺選連任。支付予董事的酬金由薪酬委員會參照其經驗、同業水平及市場情況而釐定。截至二零零六年三月三十一日止年度,汪女士收取530,154美元的董事酬金。

汪女士為本公司名譽主席汪顧亦珍女士之女兒、主席及行政總裁汪穗中博士、執行董事汪立忠先生及非執行董事汪建中先生之姊妹。汪女士並無擁有按《證券及期貨條例》第XV部而須予披露的本公司股份之任何權益。

除上述披露者外,並無按《上市規則》第13.51(2)條之規定而須予披露之資料,及概無其他就汪女士之重選而需要使本公司股東知悉的其他事項。

汪立忠
執行董事

汪立忠,六十二歲,在美國伯克萊加州大學專攻電機工程,獲理學士及碩士銜。於一九七零年加入德昌電機集團,自一九九二年起擔任董事,提供意見予行政總裁。汪先生是聯合銀行控股公司的董事。他過去三年並無在其他上市公司擔任董事職務。

除上述披露者外,汪先生與本公司並無訂立任何服務合約,惟須根據公司細則之規定,於本公司股東週年大會上輪值告退及膺選連任。支付予董事的酬金由薪酬委員會參照其經驗、同業水平及市場情況而釐定。截至二零零六年三月三十一日止年度,汪先生收取540,000美元的董事酬金。

汪先生為本公司主席及行政總裁汪穗中博士、副主席汪詠宜女士及非執行董事汪建中先生之兄。汪先生並無擁有按《證券及期貨條例》第XV部而須予披露的本公司股份之任何權益。

除上述披露者外,並無按《上市規則》第13.51(2)條之規定而須予披露之資料,及概無其他就汪先生之重選而需要使本公司股東知悉的其他事項。

Peter Stuart Allenby Edwards
獨立非執行董事
提名及企業管治委員會主席

Peter Stuart Allenby Edwards，五十八歲，一九九五年成為本公司獨立非執行董事。他是執業律師並曾任孖士打律師行的高級合夥人，於一九九六年九月三十日榮休。他曾任國際財務協會香港分會 (Hong Kong Branch of the International Fiscal Association) 主席、香港律師公會財務小組主席、及中英聯合聯絡小組稅務委員會會員，提供意見予香港特別行政區政府。他也是遺產及信託法國際學院的成員，香港大學法律系榮譽講師以及多間投資和控股公司董事。Edwards先生過去三年並無在其他上市公司擔任董事職務。

除上述披露者外，Edwards 先生與本公司並無訂立任何服務合約，其委任年期為兩年，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由薪酬委員會參照同業水平及市場情況而釐定。截至二零零六年三月三十一日止年度，Edwards 先生收取38,200美元的董事袍金。

Edwards 先生並無與本公司任何董事、高級管理人員或任何主要股東有任何關連。於最後實際可行日期，Edwards 先生為其中一位受益人的一項信託基金持有100,000股本公司股份。除上述披露者外，他並無擁有按《證券及期貨條例》第XV部而須予披露的本公司股份之其他權益。

除上述披露者外，並無按《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他就 Edwards 先生之重選而需要使本公司股東知悉的其他事項。

Patrick Blackwell Paul
獨立非執行董事
審核委員會主席及
提名及企業管治委員會成員

Patrick Blackwell Paul，五十八歲，二零零二年成為本公司之獨立非執行董事。由一九九四年至二零零一年，他曾擔任香港羅兵咸永道會計師事務所主席及高級合夥人。他現任九廣鐵路公司管理委員會成員，亦為香港上海大飯店有限公司、 Kingsway International Holdings Ltd. 及 Pacific Basin Shipping Limited 獨立非執行董事。其公職則包括出任香港英商會監督委員會及香港公益金分配委員會主席。 Paul 先生過去三年並無在其他上市公司擔任董事職務。

除上述披露者外，Paul 先生與本公司並無訂立任何服務合約，其委任年期為兩年，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由薪酬委員會參照同業水平及市場情況而釐定。截至二零零六年三月三十一日止年度， Paul 先生收取50,420美元的董事袍金。

Paul 先生並無與本公司任何董事、高級管理人員或任何主要股東有任何關連。於最後實際可行日期，Paul 先生擁有50,000股本公司股份。除上述披露者外，他並無擁有按《證券及期貨條例》第 XV 部而須予披露的本公司股份之其他權益。

除上述披露者外，並無按《上市規規》第13.51(2)條之規定而須予披露之資料，及概無其他就 Paul 先生之重選而需要使本公司股東知悉的其他事項。

Michael John Enright
獨立非執行董事
審核委員會成員

Michael John Enright，四十七歲，二零零四年成為本公司獨立非執行董事。他持有哈佛大學化學學士學位、工商管理碩士學位及商業經濟博士學位，曾任哈佛商業學院教授。Enright 教授現為香港大學商學院教授及一所香港顧問公司 Enright, Scott & Associates 負責人。他是瑞安建業有限公司獨立非執行董事。Enright 教授過去三年並無在其他上市公司擔任董事職務。

除上述披露者外，Enright 教授與本公司並無訂立任何服務合約，其委任年期為兩年，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由薪酬委員會參照同業水平及市場情況而釐定。截至二零零六年三月三十一日止年度，Enright 教授收取41,410美元的董事袍金。

Enright 教授並無與本公司任何董事、高級管理人員或任何主要股東有任何關連，亦無擁有按《證券及期貨條例》第XV部而須予披露的本公司股份之任何權益。

除上述披露者外，並無按《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他就 Enright 教授之重選而需要使本公司股東知悉的其他事項。

以下為根據上市規則須送交股東有關授予本公司董事的建議購回股份授權之說明文件。

股本

於最後實際可行日期，本公司之已發行股本由3,673,788,920股股份組成。

倘購回股份授權予以全面行使，而於股東週年大會日期前再無發行或購回股份，本公司於二零零七年股東週年大會日期、法例規定本公司下次股東週年大會須予舉行之期限屆滿日期及該購回權力予以撤銷或更改日期三者中之最早日期前之期間最多可購回股份達367,378,892股。

進行購回股份之原因

董事會相信，購回建議乃符合本公司及其股東之最佳利益，購回股份可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況及融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及其股東時方予進行。

提供購回股份之資金

根據購回股份授權，購回股份所需資金將全由本公司可合法運用之流動現金或營運資金提供，並須根據百慕達法例和本公司之組織章程大綱及公司細則。

根據本公司之公司組織章程大綱及公司細則，本公司有權購回其股份，而百慕達法例規定，有關購回股份須付還之資本款額，只可由有關股份之已繳股本，可供以股息方式分派之溢利或就購回股份而發行新股所得之收益中支付。購回股份應付溢價之款額只可以由可供以股息方式分派之溢利或本公司股份溢價賬或可分派盈餘賬中支付。

倘購回股份授權獲股東批准，董事會並無計劃立即行使其就購回股份所獲授之權力。惟董事會希望獲得必須之權力以給予其靈活性，於其認為購回股份對本公司最有利時方購回股份，雖然目前尚未能預見會引致購回股份之情況。

倘本公司於股東批准一般性授權後立即購回相等於最後實際可行日期之現有已發行股本百分之十之股份（批准購回股份之最高數目）（惟本公司目前並無此計劃），則有可能對本集團之營運資金或借貸水平（與本集團之經審核綜合賬目所顯示於二零零六年三月三十一日之狀況比較）造成重大不利影響。若購回股份（以有關購回股份當時本集團之財務狀況計）會對本集團之營運資金或資本負債狀況造成重大不利影響，則董事會將不會運用權力購回股份，除非彼等經考慮所有有關因素後，認為購回股份仍對本公司及其股東最為有利。

股價

股份於過去十二個月於聯交所進行買賣之最高及最低價如下：

	最高價 港元	最低價 港元		最高價 港元	最低價 港元
二零零五年六月	7.45	7.00	二零零五年十二月	8.00	7.20
二零零五年七月	7.65	7.15	二零零六年一月	8.05	7.35
二零零五年八月	7.45	7.00	二零零六年二月	7.60	7.20
二零零五年九月	7.50	6.95	二零零六年三月	7.60	7.15
二零零五年十月	7.45	6.85	二零零六年四月	7.55	6.00
二零零五年十一月	8.20	7.05	二零零六年五月	6.60	5.45

披露權益

目前並無任何董事或（於作出一切合理查詢後，就其所知）其聯繫人等表示，倘購回股份授權獲得批准及予以行使，彼等擬出售任何股份予本公司或其附屬公司。

董事會已向聯交所作出承諾，只要有關規則通用，彼等將根據上市規則及適用之百慕達法例行使購回股份授權。

於最後實際可行日期，汪氏家族聯繫之若干信託管理人直接或間接擁有本公司已發行股本之百分之五十九點四六權益。於該日，本公司已發行股本之百分之四十點五四由公眾人士持有。

倘本公司向持股份之公眾人士購回獲准購回股份之最高數目，即於最後實際可行日期之現有已發行股本之百分之十（惟本公司目前並無此計劃），若干汪氏家族信託權益所佔之持股量將增至百分之六十六點零七。就董事會所知，根據收購守則，上述情況不會導致任何重大後果，而本公司之已發行股本中至少有百分之二十五仍由公眾人士持有。

目前並無任何關連人士知會本公司，倘購回股份授權獲批准及予以行使，彼等擬出售股份予本公司，或作出不出售股份之承諾。

公司進行之股份購買

本公司於本文件刊行日期之前六個月內並無購回任何股份（無論是否於聯交所進行）。

本公司之公司細則第七十八條載有股東要求以投票方式表決的程序：

在任何股東大會上，任何提呈大會投票表決之決議案均以舉手方式表決，除非以下人士要求以投票方式表決（在宣佈以舉手方式表決之結果時或之前或於撤銷任何其他以投票方式表決之要求時）：

（甲） 大會主席；或

（乙） 最少三名有權於會上投票之股東，不論是親身出席之股東或公司之正式授權代表或受委代表；或

（丙） 佔全體有權於會上投票之股東之投票權總額不少於十分一之一位或多位股東，不論是親身出席之股東或公司之正式授權代表或受委代表；或

（丁） 任何持有獲賦予權利於會上投票之股份之實繳股款總額不少於全部獲賦予該項權利之股份實繳股款總額十分一之股東，不論是親身出席之股東或公司之正式授權代表或受委代表。

除非有人要求以投票方式表決而沒被撤銷，主席宣佈一項議案經舉手表決一致通過或大多數通過，或被否決，而在公司會議記錄為該事項作記載時，即為此項事實之具有決定性之証據，而無需再証明記錄所得之贊成或反對票數目或比率。

逕啟者:德昌電機控股有限公司(「本公司」)茲訂於二零零六年七月二十日星期四正午十二時,假座香港中區法院道太古廣場港島香格里拉酒店五樓泰山廳舉行股東週年大會,以便處理下列事項:

一、 省覽及接納截至二零零六年三月三十一日止年度經審核綜合賬項及董事會與核數師之報告;

二、 宣佈派發截至二零零六年三月三十一日止年度的末期股息;

三、 重選董事:

(甲) 汪詠宜女士為執行董事;

(乙) 汪立忠先生為執行董事;

(丙) Peter Stuart Allenby Edwards 先生為獨立非執行董事;

(丁) Patrick Blackwell Paul 先生為獨立非執行董事;

(戊) Michael John Enright 教授為獨立非執行董事;

四、 釐定董事袍金;

五、 重聘核數師並授權董事釐定其酬金;

六、 作為特別事項,考慮及酌情通過下列議案為普通決議案:

「**動議**本公司董事之人數定為十五名,並授權董事推選及委任新加董事,惟總數不多於十五名。」;

七、 作為特別事項,考慮及酌情通過下列議案為普通決議案:

「**動議**:

(甲) 一般及無條件批准董事會根據以下(丙)段於有關期間行使本公司之所有權力以發行、配發及處理本公司股本中的外加股份及提出或給予可以或需要行使該權之建議、協議及認股權;

(乙) (甲)段的批准使董事會在有關期間內將有權提出或給予建議、協議及認股權，此舉或需要在有關期間後行使該權；

(丙) 除根據

(i) 配售新股，或

(ii) 本公司的認股權計劃所給予之認股權

外，董事會根據(甲)段之批准配發或有條件或無條件同意配發本公司股本之面值總額(無論是根據優先權或其他情況)將不得超過本公司在本決議案通過日期已發行股本面值總額百分之五；及

(丁) 本議案所載各詞釋義如下：

就本決議案而言：「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(i) 本公司下一次股東週年大會結束；

(ii) 本公司細則或任何適用於百慕達之法例規定本公司下次股東週年大會須予舉行之期限屆滿；及

(iii) 本公司股東在股東大會上以一項普通決議案撤銷或更改本決議案；及

「配售新股」乃指董事會向在指定日期已登記於本公司股東冊上之股份持有人，根據所持股份比例而增發之股份或其他證券(董事會如認為有需要及有利時，可排除其配售權益或作其他安排，例如零碎權益，或因香港以外地區之認可管理機關及股票交易所之規定或法例所列之限制或責任)。」；

八、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**：

(甲) 一般及無條件批准董事會於有關期間行使本公司之所有權力，遵循及按照所有適用之法例購回其本身之股份；

（乙） 本公司根據（甲）段之批准於有關期間可於香港聯合交易所有限公司或獲香港證券及期貨事務監察委員會及香港聯合交易所有限公司根據香港股份購回守則所認可之任何其他證券交易所購回本公司股份之面值總額，將不得超過本公司於本決議案通過日期之已發行股本面值總額百分之十，而根據（甲）段授予之權力亦應以此為限；

（丙） 就本決議案而言，「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(i) 本公司下一次股東週年大會結束；

(ii) 本公司細則或任何適用於百慕達之法例規定本公司下次股東週年大會須予舉行之期限屆滿；及

(iii) 本公司股東在股東大會上以一項普通決議案撤銷或更改本決議案。」；

九、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**於召開本大會通告所載第七項及第八項普通決議案通過後，將本公司董事會根據該項一般性權力而可予配發或同意有條件或無條件配發之股本之總面值中加入相等於本公司根據召開本大會通告所載之第八項決議案所獲授之權力而購回之股本總面值之數額，惟該增多數額不得超過本決議案通過日期本公司已發行股本總面值之百分之十。」。

承董事會命

葉熾蘭
公司秘書

香港，二零零六年六月二十六日

附 註：

一、 凡有資格出席及投票之股東，均可委派一位或多位代表出席及投票：代表人不必為本公司股東，茲附上代表委任表格，填妥及交回代表委任表格後，股東仍可出席投票。

二、 委任代表的文件連同簽署的授權書或其他授權文件（如有）或經由公證人簽署證明的授權書或授權文件的副本，須於大會舉行時間四十八小時前交回香港新界大埔大埔工業邨大順街6-22號德昌大廈本公司之香港主要營業地址，否則將視為無效。

三、 本公司將於二零零六年七月十七日星期一至二零零六年七月二十日星期四（首尾兩天包括在內）暫停辦理股份過戶登記手續。如欲獲得派發建議末期股息之資格，所有股份過戶文件連同有關投票最遲須於二零零六年七月十四日星期五下午四時正送交本公司之股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716舖（請勿送往百慕達之股份過戶登記處），辦理股份過戶登記手續。

四、 於本通函發出日期，本公司的董事會成員開列如下：

汪顧亦珍	*名譽主席*
汪穗中	*主席及行政總裁*
汪詠宜	*副主席*
汪立忠	*執行董事*
Peter Stuart Allenby Edwards	*獨立非執行董事*
Patrick Blackwell Paul	*獨立非執行董事*
Arkadi Kuhlmann	*獨立非執行董事*
史美倫	*獨立非執行董事*
汪建中	*非執行董事*
Oscar De Paula Bernardes Neto	*獨立非執行董事*
Michael John Enright	*獨立非執行董事*